

AQUARIUS
PLATINUM LIMITED


10015556

SUPPL



SEC MAIL PROCESSING
RECEIVED
APR 19 2010
WASH. D.C.
193
SECTION

14 April 2010

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Fina
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE"), the JSE Securities Exchanges ("JSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	23 June 2009	ASX, LSE, JSE	Announcement	Inclusion in the ASX 100
E-Lodge	18 June 2009	ASX, LSE, JSE	Announcement	Update on the all share offer by Aquarius for Ridge
E-Lodge	18 June 2009	ASX, LSE, JSE	Announcement	Cleansing Statement 18 June 2009
E-Lodge	18 June 2009	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	3 June 2009	ASX, LSE, JSE	Announcement	Appointment of New Corporate Broker
E-Lodge	27 May 2009	ASX, LSE, JSE	Announcement	South African Competition Tribunal's approval granted for the all share offer by Aquarius for Ridge
E-Lodge	26 May 2009	ASX, LSE, JSE	Announcement	Recommended All Share Offer for "Ridge" by "Aquarius"
E-Lodge	15 May 2009	ASX, LSE, JSE	Announcement	Extension of Implementation Agreement
E-Lodge	14 May 2009	ASX, LSE, JSE	Announcement	Applicable Interest Rate on ZAR 650 Million Floating Rate Senior Secured Convertible Bonds
E-Lodge	12 May 2009	ASX, LSE, JSE	Announcement	Bond Disclosure Conditions Satisfied
E-Lodge	8 May 2009	ASX, LSE, JSE	Announcement	Cleansing Notice 8 May 2009
E-Lodge	8 May 2009	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	7 May 2009	ASX, LSE, JSE	Announcement	Issue of New Securities
E-Lodge	6 May 2009	ASX, LSE, JSE	Announcement	Listing of ZAR 650 Million Floating Rate Senior Secured Convertible Bonds
E-Lodge	5 May 2009	ASX, LSE, JSE	Announcement	Issue of ZAR 650 Million Floating Rate Senior Secured Convertible Bonds
E-Lodge	1 May 2009	ASX, LSE, JSE	Announcement	Ridge Mining Rule 2.10 and Rule 8
E-Lodge	1 May 2009	ASX, LSE, JSE	Announcement	Sale of Rights Issue rump
E-Lodge	1 May 2010	ASX, LSE, JSE	Announcement	97.16 Per Cent Acceptance of Aquarius' Rights Issue
E-Lodge	29 April 2009	ASX, LSE, JSE	Announcement	Bond Denomination for Floating Rate Senior Secured Convertible Bonds
E-Lodge	27 April 2009	ASX, LSE, JSE	Announcement	Zijin Irrevocable-Vote in Favour of Offer for Ridge Mining plc
E-Lodge	23 April 2009	ASX, LSE, JSE	Announcement	Supplementary prospectus
E-Lodge	21 April 2009	ASX, LSE, JSE	Announcement	Announcement relating to the Publication of a Supplementary Prospectus
E-Lodge	21 April 2009	ASX, LSE, JSE	Announcement	Quarterly Activities Report 31 March 2009

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

Dlw 4/22

E-Lodge	14 April 2009	ASX, LSE, JSE	Announcement	Preliminary Offering Circular for up to ZAR 650 Million Floating Rate Senior Secured Convertible Bonds
E-Lodge	7 April 2009	ASX, LSE, JSE	Announcement	Dealing disclosure requirements
E-Lodge	3 April 2009	ASX, LSE, JSE	Announcement	Rule 2.10 Announcement
E-Lodge	1 April 2009	ASX, LSE, JSE	Announcement	Cleansing Statement 1 April 2009
E-Lodge	1 April 2009	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	31 March 2009	ASX, LSE, JSE	Announcement	Letters to Shareholders
E-Lodge	31 March 2009	ASX, LSE, JSE	Announcement	Prospectus
E-Lodge	31 March 2009	ASX, LSE, JSE	Announcement	Publication of Prospectus
E-Lodge	31 March 2009	ASX, LSE, JSE	Announcement	Disclosure of Interest in Shares
E-Lodge	27 March 2009	ASX, LSE, JSE	Announcement	Possible Recommended All Share Offer for Ridge
E-Lodge	27 March 2009	ASX, LSE, JSE	Announcement	Amended Appendix 3B
E-Lodge	27 March 2009	ASX, LSE, JSE	Announcement	Cleansing Statement 27 March 2009
E-Lodge	27 March 2009	ASX, LSE, JSE	Announcement	Appendix 3B
E-Lodge	26 March 2009	ASX, LSE, JSE	Announcement	Result of Placing and terms of Rights Issue
E-Lodge	26 March 2009	ASX, LSE, JSE	Announcement	AQP Replacement Announcement
E-Lodge	26 March 2009	ASX, LSE, JSE	Announcement	AQP Retraction Statement
E-Lodge	26 March 2009	ASX, LSE, JSE	Announcement	Launch of Placement of up to ZAR 650 Million Senior Secured Convertible Bonds
E-Lodge	26 March 2009	ASX, LSE, JSE	Announcement	Possible Recommended All Share Offer for Ridge
E-Lodge	26 March 2009	ASX, LSE, JSE	Announcement	Proposed Placing of up to 46,330,00 Common Shares
E-Lodge	20 February 2009	ASX, LSE, JSE	Announcement	Disclosure of Interest in Shares
E-Lodge	18 February 2009	ASX, LSE, JSE	Announcement	Possible offer for Ridge Mining plc
E-Lodge	13 February 2009	ASX, LSE, JSE	Announcement	Possible offer for Ridge Mining plc
E-Lodge	5 February 2009	ASX, LSE, JSE	Announcement	First Half 2009 Results to 31 December 2008
E-Lodge	28 January 2009	ASX, LSE, JSE	Announcement	Appendix 4D to 31 December 2008
E-Lodge	28 January 2009	ASX, LSE, JSE	Announcement	Quarterly Activities Report to 31 December 2008
E-Lodge	16 December 2008	ASX, LSE, JSE	Announcement	Disclosure of Interest in Shares
E-Lodge	15 December 2008	ASX, LSE, JSE	Announcement	Business Interruption at Everest Mine

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED



GAVIN MACKAY
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



23 June 2009

Aquarius Platinum Inclusion in the ASX 100

Aquarius Platinum Limited is pleased to announce that following recent adjustments to the Standard and Poor's / Australian Securities Exchange index series, Aquarius has been accepted for inclusion in the S&P/ASX 100, effective from the close of trade on 19 June 2009.

For further information please contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
nickbias@aquariusplatinum.com
+ 41 (0)79 888 1642


AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

18 June 2009

Update on the all share offer by Aquarius Platinum Limited ("Aquarius") for Ridge Mining plc ("Ridge")

Aquarius wishes to confirm that, following the announcement released on 26 May 2009 and 27 May 2009, regarding an all share offer by Aquarius for Ridge (the "Transaction"), that all pre-conditions to the Transaction have been satisfied, and that the South African Competition Tribunal has unconditionally approved the Transaction. Subsequently the circular to Ridge shareholders to implement the Transaction, which is to be implemented pursuant to a scheme of arrangement (the "Scheme"), was posted to Ridge shareholders on 11 June 2009.

The Transaction is subject to various conditions including in particular (i) the approval of Ridge shareholders, which is being sought at the shareholder meetings on 6 July 2009, and (ii) the approval of the Court, which is being sought on 27 July 2009.

Aquarius has received irrevocable undertakings to vote in favour of the Transaction and the Scheme representing, in aggregate, 32.7 per cent. of Ridge's issued ordinary share capital, received from the Ridge Directors and the two largest Ridge Shareholders, Gold Mountains (H.K.) International Mining Company Ltd (a wholly owned subsidiary of Zijin Mining Group Co. Ltd) and Blackrock Investment Management (UK) Ltd.

Subject to the satisfaction of the conditions and based on the expected timetable of principal events, the Scheme is expected to become effective on 30 July 2009. For reference the expected timetable of principal events is set out below.

Expected timetable of principal events[1]

Court meeting of Ridge shareholders	11.00 a.m. on 6 July 2009
Extraordinary general meeting of Ridge shareholders	11.15 a.m. on 6 July 2009
Court hearing to sanction the Scheme	27 July 2009
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Ridge shares	28 July 2009
Suspension of trading and dealings in Ridge shares	4.30 p.m. on 28 July 2009
Court hearing to confirm cancellation of Ridge shares	29 July 2009
Effective date of Scheme	30 July 2009
Cancellation of admission of Ridge shares to trading on AIM	8.00 a.m. on 30 July 2009
Dealings in new Aquarius shares commence on the London Stock Exchange	8.00 a.m. on 30 July 2009
Expected credit of new Aquarius depositary interests in CREST to previously uncertificated holders of Ridge shares	8.00 a.m. on 30 July 2009
Latest date for dispatch of certificates in respect of new Aquarius shares to previously certificated holders of Ridge shares	13 August 2009

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Ridge
Francis Johnstone (Commercial Director)
Tel: +44 (0)20 7379 1474

The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in

[1] The following times and dates are indicative only and will depend, amongst other things, on the dates upon which the Court sanctions the Scheme and confirms the associated cancellation of Ridge shares and whether the conditions are either satisfied or, if capable of waiver, waived.

the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

It is expected that the New Aquarius Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been approved or disapproved by the US Securities and Exchange Commission (the "Commission"), nor has the Commission or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States. The announcement has been prepared in accordance with English law and the Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinum.com) and Ridge's website (www.ridgemining.com).



AQUARIUS PLATINUM LIMITED



18 June 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited ARBN 087 577 893 (the "**Company**") has issued 48,157 fully paid common shares on exercise of 48,157 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	48,157 shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were 48,157 issued at the exercise price of GBP0.85 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 June 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	415,014,680	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
280,002	Unlisted options expiring 21/11/13
567,971	Unlisted options expiring 11/06/11
209,865	Unlisted options expiring 11/10/11
267,303	Unlisted options expiring 02/11/11
240,108	Unlisted options expiring 26/05/13

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date:.. 18 6 09
(Director/Company secretary)

Print name: .Willi Boehm..



AQUARIUS
PLATINUM LIMITED



3rd June 2009

Appointment of New Corporate Broker

Aquarius Platinum Limited is pleased to announce the appointment of Liberum Capital Limited to act as joint UK corporate broker with Merrill Lynch International, replacing Investec Securities Limited. Liberum has a recognised research, sales and trading platform in UK and European equities, with particular strength in the mining sector.

Commenting on the appointment, Stuart Murray, CEO of Aquarius said: *"I am pleased to see Liberum Capital take up the role as joint broker to Aquarius in the UK market. Liberum is young and innovative, yet has considerable depth in the market place already. I am confident that Liberum is an excellent complement to Merrill Lynch."*

For further information please contact:

Aquarius Platinum
In Australia:
Willi Boehm
+61 (0 8 9367 5211

In the United Kingdom and South Africa
Nick Bias
nickbias@aquariusplatinum.com
+ 41 (0)79 888 1642

Liberum Capital
Clayton Bush
clayton.bush@liberumcapital.com
+44 (0)20 3100 2000

ASX, LSE & JSE


AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

27 May 2009

South African Competition Tribunal's approval granted for the all share offer by Aquarius Platinum Limited ("Aquarius") for Ridge Mining plc ("Ridge")

Further to the announcement released on 26 May 2009 regarding an all share offer by Aquarius for Ridge (the "Transaction"), shareholders are advised that the South African Competition Tribunal has provided its unconditional approval of the Transaction.

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn

or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinum.com).



AQUARIUS
PLATINUM LIMITED



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 May 2009

RECOMMENDED ALL SHARE OFFER
for
Ridge Mining plc ("Ridge")
by
Aquarius Platinum Limited ("Aquarius")

Highlights

- Recommended all share offer by Aquarius for Ridge at an exchange ratio of 1 Aquarius share for every 2.75 Ridge Shares, as announced on 18 February 2009 and confirmed on 27 March 2009.

- Values Ridge's present issued share capital at approximately £96 million (based on 287 pence per Aquarius Share, being the closing price on the London Stock Exchange on 22 May 2009, the last practicable date prior to this announcement, and a total number of Ridge Shares in issue of 92,065,533).

- Compelling strategic and commercial rationale for a combination of Aquarius and Ridge.

- Aquarius has now received irrevocable undertakings to vote in favour of the Acquisition and the Scheme in respect of, in aggregate, 32.7 per cent. of Ridge's issued ordinary share capital from the Ridge Directors, Gold Mountains (H.K.) International Mining Company Ltd (a wholly owned subsidiary of Zijin Mining Group Co. Ltd) and Blackrock Investment Management (UK) Ltd.

- The Aquarius Equity Capital Raising and Convertible Bond Issue have now completed, raising in excess of US$260 million. Accordingly the Pre-Condition in relation to the Equity Capital Raising and the Convertible Bond Issue has been satisfied.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

- Ridge's 50 per cent. owned Blue Ridge Platinum (Pty) Limited has entered into agreements to raise and refinance an aggregate amount of ZAR 527 million of secured funding for the continued operation of the Blue Ridge Mine. The IDC and the DBSA will provide new senior long term loan funding of ZAR 186 million to the Blue Ridge Mine. The existing long term loan of ZAR 141 million (including interest and charges accrued) provided by the DBSA remains in place but will now rank equally, in terms of security, with the new facility.

- In addition, Blue Ridge Platinum has entered into an agreement to borrow ZAR 200 million, plus raising and legal costs, of bridging finance from RMB, supported by an undertaking from Aquarius to assume RMB's commitment in respect of such bridge finance in the event that the Acquisition is completed or terminated. In the event that the Acquisition is not successfully completed and Ridge cannot satisfy the repayment of the Bridge Facility at such point in time, this could result in the dilution of its interest in the Blue Ridge Mine. More detail on this facility is contained in paragraph 9 of this announcement. Accordingly the Pre-Condition in relation to the bridge funding for the Blue Ridge Mine has been satisfied.

Commenting on the proposed transaction, Stuart Murray, CEO of Aquarius, said: "*The conclusion of the transaction with Ridge is now in sight. Over the last few months, we have become much closer to Ridge and more than ever we see the industrial and financial logic for combining Ridge into the larger Aquarius Group. It was particularly satisfying to see the Blue Ridge Mine pass a significant milestone in early April with the first production of concentrate. While we are not complacent about the challenges ahead as the mine ramps up to full production, we continue to be excited by the growth opportunities that Ridge will present to the enlarged Aquarius Group.*"

Terence Wilkinson, CEO of Ridge, added: "*We are delighted that the pre-conditions have now been satisfied and look forward to completing the merger as soon as possible. The support of Aquarius has been invaluable in arranging the required finance to fund working capital at Blue Ridge.*"

Summary

Following the completion of Aquarius' Equity Capital Raising and Convertible Bond Issue and the satisfactory resolution by Ridge of its interim funding arrangements in respect of the Blue Ridge Mine, the Boards of Aquarius and Ridge are pleased to confirm that the Pre-Conditions have been satisfied. Accordingly, a recommended all share offer by Aquarius for the entire issued

and to be issued share capital of Ridge is now being announced at an exchange ratio of 1 Aquarius Share for every 2.75 Ridge Shares, valuing Ridge's present issued share capital at approximately £96 million, based on the closing mid-market price of 287 pence per Aquarius Share on 22 May 2009, the last practicable date prior to this announcement, and a total number of Ridge Shares in issue of 92,065,533. Assuming all the options and warrants over Ridge Shares that are in the money at the Price were exercised, the value of Ridge implied by the Acquisition would be £136 million, based on a total number of issued Ridge Shares of 129,868,033. In the event that all the options and warrants that are in the money at the Price were exercised, there would also be an additional cash inflow of £25 million into Ridge.

Strategic and commercial rationale

Aquarius believes that there is a compelling strategic and commercial rationale for a combination with Ridge:

- diversification of the Aquarius portfolio and corresponding decrease in single project risk for Ridge;
- significant expansion of reserve and resource base;
- short-term increase in attributable production with the commissioning of the Blue Ridge Mine;
- enhanced Aquarius mine-life profile through the Blue Ridge Mine;
- the Blue Ridge Mine is a well executed small project with a complementary fit to the Aquarius portfolio;
- opportunities to reduce overhead costs with combined administrative and technical functions;
- added optionality through the Sheba's Ridge project;
- combined leverage of mining and processing skills;
- strengthened position amongst peers operating on the Bushveld Complex; and
- some limited synergies between combined operations, particularly through sharing of skills and procurement.

Transaction pricing, terms and conditions and Scheme of Arrangement

At an exchange ratio of 1 Aquarius Share for every 2.75 Ridge Shares the implied price of 104.4 pence per Ridge Share (based on 287 pence per Aquarius Share, being the closing price on the

London Stock Exchange on 22 May 2009, the last practicable date prior to this announcement) represents:-

- a premium of approximately 13 per cent. to the closing mid-market price of 92.5 pence per Ridge Share on 22 May 2009, the last practicable date prior to this announcement;
- a premium of approximately 231 per cent. to the closing mid-market price of 31.5 pence per Ridge Share on 11 February 2009, being the last business day before the announcement by Ridge that it was in discussions with Aquarius regarding a possible offer for the Company; and
- a premium of approximately 162 per cent. to the average closing mid-market price of 39.9 pence per Ridge Share for the six months to and including 11 February 2009.

The Acquisition is proposed to be implemented by way of a Scheme of Arrangement under Part 26 of the 2006 Act. The Scheme will be put to Ridge Shareholders at the Court Meeting and at the General Meeting, which will be convened in due course. The Scheme Document will be posted to Ridge Shareholders within 21 days of this announcement.

The Independent Ridge Directors, who have been so advised by RBC Capital Markets, consider the terms of the Acquisition to be fair and reasonable, so far as Ridge Shareholders are concerned. In providing their advice, RBC Capital Markets has taken into account the commercial assessments of the Independent Ridge Directors. Accordingly, the Independent Ridge Directors have unanimously agreed to recommend that Ridge Shareholders vote in favour of the Scheme at the Court Meeting and General Meeting to be convened in relation to the Acquisition.

This summary should be read in conjunction with, and is subject to, the full text of this announcement and the Appendices hereto. Appendix I sets out the terms and conditions of the Scheme. Appendix II contains further details of the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this summary and in this announcement.

Lazard and Rand Merchant Bank are acting as joint financial advisers to Aquarius. RBC Capital Markets is acting as sole financial adviser and corporate broker to Ridge.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinum.com) and Ridge's website (www.ridgemining.com).

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Rand Merchant Bank
Peter Hayward-Butt or Carel Vosloo
Tel: +27 (0)11 282 8000

Lazard
Peter Kiernan, Spiro Youakim or
Chris Seherr-Thoss
Tel:+44 (0)20 7187 2000

Ridge
Francis Johnstone (Commercial Director)
Tel: +44 (0)20 7379 1474

RBC Capital Markets, financial adviser & nominated adviser to Ridge
Martin Eales or Patrick Meier
Tel: +44 (0)20 7029 7881

Conduit PR
Charlie Geller or Gareth Tredway
Tel: +44 (0)20 7429 6604

The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

It is expected that the New Aquarius Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been approved or disapproved by the US Securities and Exchange Commission (the "Commission"), nor has the Commission or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States. The announcement has been prepared in accordance with English law and the Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

RMB is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RMB or providing advice in relation to the matters referred to in this announcement.

Lazard is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Lazard or providing advice in relation to the matters referred to in this announcement.

RBC Capital Markets is acting exclusively for Ridge and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RBC Capital Markets or providing advice in relation to the matters referred to in this announcement.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward looking statements

This announcement contains certain "forward-looking statements" with respect to the parties' objectives and future performance, including statements relating to expected benefits associated with the transaction contemplated herein. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "will", "expects / expected", "believes", "intends", "plans", "targets", "goal" or "estimates".

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals required for the consummation of the transaction that may require acceptance of conditions with potential adverse impacts; risk involving the parties' ability to realise expected benefits associated with the transaction; the success of Ridge's Blue Ridge Mine; and macroeconomic conditions generally affecting the South African mining industry.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 May 2009

RECOMMENDED ALL SHARE OFFER

for

Ridge Mining plc ("Ridge")

by

Aquarius Platinum Limited ("Aquarius")

1 Introduction

On 27 March 2009 Aquarius and Ridge announced that they had signed an implementation agreement in connection with a possible all share offer by Aquarius for Ridge. Following completion of Aquarius' Equity Capital Raising and Convertible Bond Issue and the satisfactory resolution by Ridge of its interim funding arrangements in respect of the Blue Ridge Mine, the Pre-Conditions have been satisfied. Accordingly, Aquarius is now pleased to announce an all share offer for the entire issued share capital of Ridge at an exchange ratio of 1 Aquarius Share for every 2.75 Ridge Shares in issue.

Appendix I sets out the terms and conditions of the Scheme. The sources and bases of information contained in this announcement are set out in Appendix II. The definitions of certain expressions used in this announcement are contained in Appendix III. Further information on Aquarius is set out in paragraph 13 of this announcement.

2 The Acquisition

Under the terms of the Scheme, which is subject to the terms and conditions set out in Appendix I to this announcement and to the full terms and conditions to be set out in the Scheme Document, Ridge Shareholders holding Ridge Shares at the Scheme Record Date will receive:

for every 2.75 Ridge Shares **1 New Aquarius Share**

The terms of the Acquisition value each Ridge Share at an implied price of 104.4 pence and the existing issued ordinary share capital of Ridge at approximately £96 million, based on the closing mid-market price of 287 pence per Aquarius Share on 22 May 2009, the last practicable date prior to this announcement, and a total number of Ridge Shares in issue of 92,065,533. Assuming all the options and warrants over Ridge Shares that are in the money at the Price were exercised, the value of Ridge implied by the Acquisition would be £136 million, based on a total number of issued Ridge Shares of 129,868,033. In the event that all the options and warrants over Ridge Shares that are in the money at the Price were exercised, there would be an additional cash inflow of £25 million into Ridge.

The implied price of 104.4 pence per Ridge Share represents:

- a premium of approximately 13 per cent. to the closing mid-market price of 92.5 pence per Ridge Share on 22 May 2009, the last practicable date prior to this announcement; and

- a premium of approximately 231 per cent. to the closing mid-market price of 31.5 pence per Ridge Share on 11 February 2009, being the last Business Day before the announcement by Ridge that it was in discussions with Aquarius regarding a possible offer for the Company; and

- a premium of approximately 162 per cent. to the average closing mid-market price of 39.9 pence per Ridge Share for the six months to and including 11 February 2009, being the last Business Day before the announcement by Ridge that it was in discussions with Aquarius regarding a possible offer for the Company.

Existing Aquarius Shareholders will own approximately 93 per cent. of the issued share capital of Aquarius as enlarged by the Acquisition, including the impact of the Equity Capital Raising and the Convertible Bond Issue. Ridge Shareholders will own approximately 7 per cent. of the enlarged issued share capital including the impact of the Equity Capital Raising and the Convertible Bond Issue. Assuming that all the options and warrants over Ridge Shares that are in the money at the Price were exercised, Ridge Shareholders would own approximately 10 per cent. of the enlarged issued share capital including the impact of the Equity Capital Raising and the Convertible Bond Issue.

3 Background to and reasons for the Acquisition

Aquarius believes there is a compelling strategic and commercial rationale for a combination with Ridge:

- diversification of the Aquarius portfolio and corresponding decrease in single project risk for Ridge;
- significant expansion of reserve and resource base;
- short-term increase in attributable production with the commissioning of the Blue Ridge Mine;
- enhanced Aquarius mine-life profile through the Blue Ridge Mine;
- the Blue Ridge Mine is a well executed small project with a complementary fit to the Aquarius portfolio;
- opportunities to reduce overhead costs with combined administrative and technical functions;
- added optionality through the Sheba's Ridge project;
- combined leverage of mining and processing skills;
- strengthened position amongst peers operating on the Bushveld Complex; and
- some small limited synergies between combined operations, particularly through sharing of skills and procurement.

The Acquisition would result in an improved production profile for Aquarius. It is anticipated that Ridge's Blue Ridge Mine will produce approximately 75,000 PGM ounces (50 per cent. attributable to Ridge) in the 2009 calendar year, ramping up to steady-state production of approximately 125,000 PGM ounces by 2011 (50 per cent. attributable to Ridge). Given the strike length and depth of the Blue Ridge orebody, Aquarius believes that the combined group

will be in a stronger position to increase the production levels in the medium term above the current mine plan.

Furthermore, the Acquisition would significantly expand Aquarius' reserve and resource base. On a pro forma attributable basis, the proven and probable reserves for Aquarius would increase 61 per cent. from 8.7 million PGM ounces to 14.0 million PGM ounces, and the measured, indicated and inferred resources by 12.5 per cent. from 106.6 million ounces to 119.9 million ounces respectively.[1] The enlarged resource base could provide an option for further exploration and possibly organic growth, notably from Ridge's Sheba's Ridge exploration project.

4 Background to and reasons for the recommendation

The current turbulence within the financial markets has proven challenging for early stage mining opportunities. The proposed combination offers Ridge Shareholders the opportunity to retain the upside potential contained within Ridge's projects and at the same time reduces the risk inherent in a single early stage operation in a difficult economic environment. The combined group will have a more robust capital structure that will enable shareholders to benefit from the development opportunities embedded within Ridge, in particular the development of the Sheba's Ridge mining asset and the option to acquire an additional 22.5 per cent. stake from Anglo Platinum on the Ridge Board deciding to progress with the development of a mine at Sheba's Ridge.

5 Recommendation

The Independent Ridge Directors, who have been so advised by RBC Capital Markets, consider the terms of the Acquisition to be fair and reasonable. In providing its advice to the Independent Ridge Directors, RBC Capital Markets has taken into account the commercial assessments of the Independent Ridge Directors.

Accordingly, the Independent Ridge Directors have unanimously agreed to recommend that Ridge Shareholders vote in favour of the Scheme at the Court Meeting and General Meeting to be convened in relation to the Acquisition.

---

[1] *Includes exploration properties for Aquarius and the attributable ounces from Sheba's Ridge for Ridge (39 per cent. attributable to Ridge).*

6 Irrevocable undertakings

Ridge Directors have irrevocably undertaken to vote their entire holdings of Ridge Shares (being, in aggregate, 1,540,017 Ridge Shares which represent approximately 1.7 per cent. of the existing issued ordinary share capital of Ridge) in favour of the Acquisition and the Scheme at the Court Meeting and the General Meeting. The Ridge Directors have also undertaken that, if following this announcement, Aquarius decides to implement the Acquisition by means of an Offer instead of by way of the Scheme, they will accept such Offer in respect of their entire holdings of Ridge Shares. The irrevocable undertakings given by the Ridge Directors will lapse if the Implementation Agreement is terminated or if the Scheme does not become effective, lapses or is withdrawn.

Aquarius has also received irrevocable undertakings to vote in favour of the Acquisition and the Scheme in respect of, in aggregate, 31 per cent. of Ridge's issued ordinary share capital. These irrevocable undertakings relate to 18,423,000 Ridge Shares held by Gold Mountains (H.K.) International Mining Company Ltd (a wholly owned subsidiary of Zijin Mining Group Co. Ltd.) and 10,120,000 Ridge Shares held by funds or entities managed or advised by Blackrock Investment Management (UK) Ltd.. These irrevocable undertakings will lapse if the Scheme does not become effective, lapses or is withdrawn. In addition, the irrevocable undertaking given by Blackrock Investment Management (UK) Ltd. will lapse on 31 October 2009 or if a higher competing offer is made by a third party.

7 Aquarius' intentions regarding the business of Ridge

Aquarius has, in only a decade, grown from a fledgling developer of platinum within the Bushveld Complex in South Africa to a mid-tier platinum producer with interests in six operating assets.

The Acquisition will build on the successful transformation of Aquarius into the fourth largest low cost platinum producer in the Bushveld Complex. Ridge's flagship Blue Ridge Mine entered production in 2009 and will further diversify Aquarius' portfolio, increase its resource base, add new production ounces and longevity to its production profile and add significant optionality with the Sheba's Ridge exploration property.

There is a compelling rationale for the Acquisition for both shareholder groups, as it combines Aquarius' 10 years' experience of operating shallow, mechanised underground mines with that of

Ridge's management from the construction of the Blue Ridge Mine to provide a stronger future for both Ridge and Aquarius Shareholders.

It is Aquarius' intention to manage the Ridge operations in a cost effective manner, extracting maximum value for shareholders and to leverage the combined knowledge base of both companies as it brings the Blue Ridge Mine to full production and develops the future growth of the combined group through the development of the Sheba's Ridge property.

8 Aquarius Equity Capital Raising and Convertible Bond Issue

The announcement made by Aquarius on 26 March 2009 set out as a Pre-Condition to the Acquisition the requirement for the Aquarius Equity Capital Raising and the Convertible Bond Issue becoming wholly unconditional and completing and Aquarius receiving not less than US$185 million in immediately available cleared funds pursuant thereto. As announced on 12 May 2009, the Equity Capital Raising and Convertible Bond Issue have now completed and accordingly the Pre-Condition in relation to the Equity Capital Raising and the Convertible Bond Issue has been satisfied.

An aggregate amount in excess of US$260 million was raised. These proceeds have enabled Aquarius fully to settle its bridge loan funding of ZAR 1,577 million, repayment of which was originally due by 30 June 2009, and will provide Aquarius with the necessary financial capacity to restart its Everest operation and develop the Blue Ridge Mine to ramp up to full production in 2010.

9 Blue Ridge Mine funding

The announcement made by Aquarius on 26 March 2009 set out as a Pre-Condition to the Acquisition the requirement for Ridge to raise sufficient bridge funding for the continued operation of the Blue Ridge Mine. On 13 and 14 May 2009, Blue Ridge Platinum signed agreements in respect of the long and short term funding requirements for the Blue Ridge Mine, securing total funding of ZAR 527 million. This funding is now wholly unconditional and will be used to finance working capital requirements at the Blue Ridge Mine and for refinancing of existing mezzanine debt. Accordingly the Pre-Condition in relation to the bridge funding for the Blue Ridge Mine has been satisfied.

Under these arrangements:

- the IDC and the DBSA will provide new senior long term loan funding of ZAR 186 million to Blue Ridge Platinum; and
- the existing long term loan of ZAR 141 million (including interest and charges accrued) provided by the DBSA remains in place but will now rank equally, in terms of security, with the new facility.

Furthermore, Blue Ridge Platinum has entered into an agreement with RMB to provide a Bridge Facility of ZAR 200 million, plus raising and legal costs, to the Blue Ridge Mine, repayable by 31 December 2009. The Bridge Facility will accrue interest at a rate of Jibar plus six per cent. up and until 30 June 2009, escalating to Jibar plus seven per cent. thereafter. Pursuant to an agreement entered into between RMB and Aquarius and, in exchange for a fee payable by RMB to Aquarius, RMB shall be entitled to cede, against full payment of the outstanding amount of the Bridge Facility, the Bridge Facility to Aquarius upon the occurring of the earliest of the following events:

- The relevant South African competition authorities approving the Acquisition; or
- The Acquisition terminating for whatever reason.

Should the Acquisition be successful, it is intended that the Bridge Facility would be refinanced by Aquarius providing a long term secured facility to the Blue Ridge Mine to the value of the outstanding balance, including accrued interest up to that point, on the Bridge Facility.

The shareholders of Blue Ridge Platinum, being Ridge and Imbani Platinum SPV, have further committed to provide additional equity funding to the Blue Ridge Mine of an aggregate amount of ZAR 110 million, as and when such funding might be called upon from the Blue Ridge Term Lenders. To the extent that Imbani Platinum SPV is unable to contribute its proportion of such equity funding, Aquarius has undertaken to contribute the full ZAR 110 million with a consequent adjustment to the respective shareholdings of the partners in Blue Ridge Platinum, on the basis prescribed by the shareholders' agreement in relation to the Blue Ridge Mine.

Should the Acquisition not be successful, the Bridge Facility would become repayable on its maturity date of 31 December 2009. In the event of default under this loan, the approval of the majority of the secured lenders (measured on the basis of outstanding debt held at the relevant time) will be required in order for such lenders to enforce their rights against Blue Ridge Platinum pursuant to the relevant security arrangements. In the event that the majority consent to enforce

security is not obtained, the following provisions will apply pursuant to the terms of an agreement entered into between Ridge, Blue Ridge Platinum, its shareholders and Aquarius:

- to the extent that Blue Ridge Platinum cannot repay the loan on or before 31 December 2009, Aquarius will grant an extension of three months (the "First Extension Period") for the repayment of the loan, and the interest rate payable on the loan would escalate by 300 basis points to Jibar plus 10 per cent.;
- should the Bridge Facility not be repaid within the First Extension Period, a further extension of three months (the "Second Extension Period") will be granted, during which period the interest rate will increase by a further 500 basis points to Jibar plus 15 per cent;
- during this Second Extension Period Aquarius can call on Ridge for the repayment of the Bridge Facility, failing which, at the end of the Second Extension Period, 45 days will be provided before Aquarius can convert the accrued outstanding balance of the Bridge Facility into equity in Blue Ridge Platinum;
- in the event that Ridge settles the Bridge Facility the amount so settled will be recognised as an interest bearing, subordinated shareholders' loan in Blue Ridge Platinum;
- the conversion into equity will be in accordance with the provisions set out in the Blue Ridge shareholders' agreement and such dilution would be exclusively at the expense of Ridge;
- for a period immediately prior to Aquarius triggering the aforementioned conversion right, each of Imbani SPV, the IDC and the DBSA (acting collectively) will have the right, but not the obligation, to acquire the Bridge Facility and its concomitant entitlement in respect of the conversion as set out above from Aquarius.

10 Management, employees and locations

Aquarius recognises the strong contribution made by Ridge's management and employees to the development of Ridge, including their achievements in bringing the Blue Ridge Mine into production, which commenced in April 2009.

The Board of Aquarius has given the Ridge Board assurances that, following the Scheme becoming effective, the existing contractual and statutory rights of all management and employees of Ridge will be fully safeguarded. In addition, it has been agreed between both Boards that all employment contracts of on-mine employees at Ridge will be continued. Furthermore, agreement has also been reached with respect to senior management positions within the future combined group.

Following completion of the Acquisition, all the Ridge Directors intend to resign.

11 Ridge Share Options and Warrants

Aquarius will make appropriate proposals to holders under the Ridge Share Schemes. Option holders will be informed of the proposals as soon as is practicable. Options and warrants granted to each of Imbani Platinum (Pty) Limited and Gold Mountains (H.K.) International Mining Ltd. are expected to be treated in accordance with the provisions of the respective agreements.

12 Information on Ridge

Ridge is an AIM and PLUS traded company, registered in England, focusing on developing its prospective PGM projects in the Bushveld Complex in South Africa. The company's two most advanced PGM projects are the 50 per cent. owned Blue Ridge Mine on the eastern limb of the Bushveld Complex where development commenced in January 2007 and the first shipment of concentrate was delivered in early April 2009, and the nearby Sheba's Ridge project, a joint venture with Anglo Platinum and the IDC where a feasibility study was completed at the end of 2007.

13 Information relating to Aquarius

Aquarius is a focused PGM producer with operations in the Bushveld Complex in South Africa and the Great Dyke Complex in Zimbabwe. The company is engaged in mineral exploration, mine development, concentrate production and investment. The company's primary listing is on the Australian Securities Exchange, with secondary listings on the London Stock Exchange and the Johannesburg Stock Exchange, in addition to a Level 1 American Depository Receipt programme in the United States.

14 Current trading and prospects of Aquarius

In its quarterly results for the three months ended 31 March 2009, the Aquarius Group announced production of 194,424 PGM ounces, of which 97,212 PGM ounces are attributable to Aquarius. Due to the suspension of operations at the Everest mine in December 2008, production in the quarter ended 31 March 2009 is not directly comparable to previous quarters.

Aquarius' consolidated earnings for the quarter ended 31 March 2009 showed a net profit of US$6.5 million (US 2.0 cents per share) and a cash profit of $14.2 million. This is a significant improvement from the quarter ended 30 September 2008 and the quarter ended 31 December 2008, which recorded net losses of US$21.5 million and US$48.5 million respectively largely as a result of negative sales adjustments. This improved profit also benefited from reduced operating costs and marginally higher PGM prices.

The results for the period were significantly influenced by:

- a recovery in PGM prices and a reduction in volatility over the quarter, resulting in a US$11.8 million positive sales adjustment (pre-tax), compared to the negative sales adjustment of US$57.1 million in the quarter ended 31 December 2008;

- a reduction in production of PGM ounces, due to the temporary closure of the Everest mine in December 2008;

- a reduction in unit costs per PGM ounce during the course of FY2009, both in Rand and US dollar terms, due to increased efficiencies and US dollar strength; and

- finance charges of US$7.9 million (pre-tax), which included interest payments on the RMB debt facility of US$6.4 million and a non-cash component of $1.5 million on the unwinding of the rehabilitation provision.

Since December 2008, the outlook has improved for the Aquarius Group as a whole. PGM prices have improved from the lows experienced in the six months ended 31 December 2008. As at 31 March 2009 platinum was trading at US$1,124 per ounce, up 24 per cent. from the closing price at 31 December 2008. Palladium was trading at US$215 per ounce and rhodium was trading at US$1,175 per ounce on 31 March 2009. Aquarius anticipates that improvements in production and reductions in operating costs will be achieved during the second half of the current financial

year which will help further expand margins. Further details of Aquarius' results are contained in its announcement of its accounts for the 3 months ended 31 March 2009, announced on 21 April 2009.

15 Structure of the Acquisition, de-listing and re-registration

The Acquisition will be effected by means of a Court sanctioned Scheme of Arrangement under Part 26 of the 2006 Act. The procedure will involve an application by Ridge to the Court to sanction the Scheme and confirm the cancellation of all Scheme Shares, in consideration for which Ridge Shareholders will receive shares in Aquarius as described in paragraph 2 of this announcement.[2] In addition, the Sterling Shares will be cancelled in accordance with their terms in consideration for payment of an amount equal to the amount paid up or credited as paid up on them. The implementation of the Scheme will be subject to the terms and conditions set out in Appendix I and the full terms and conditions which will be set out in the Scheme Document and will only become effective if, among other things, the following events occur:

- a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy at the Court Meeting, representing 75 per cent. or more in value of such Scheme Shareholders; and

- the Scheme is sanctioned (with or without modification) by the Court and the Scheme becomes effective by registration of the Court Order in relation to the cancellation of the Scheme Shares by the Registrar of Companies.

The purpose of the Scheme is for Ridge to become a wholly-owned subsidiary of Aquarius.

It is expected that application will be made to the London Stock Exchange for Ridge Shares to cease to be admitted to trading on AIM after the Effective Date.

Application will be made to: (i) the UK Listing Authority for the New Aquarius Shares to be admitted to the Official List and to the LSE for the New Aquarius Shares to be admitted to trading

[2] In the case of Uncertificated Ridge Shareholders, it is expected that the New Aquarius Shares will be allotted and issued to the custodian of the Depository, for and on behalf of the Uncertificated Ridge Shareholders and that the Depository will issue depository interests to the Uncertificated Ridge Shareholders representing, on a one for one basis, underlying New Aquarius Shares. Depository interests can be held or transferred through CREST. Further information in respect of these depository interests will be included in the Scheme Document.

on its market for listed securities; (ii) ASX for the quotation of the New Aquarius Shares on ASX; and (iii) the JSE for the admission to listing and trading of the New Aquarius Shares on the main board of the JSE.

The New Aquarius Shares will be issued credited as fully paid and will rank *pari passu* in all respects with existing Aquarius Shares and will be entitled to all dividends and other distributions declared or paid by Aquarius by reference to a record date on or after the Effective Date but not otherwise.

Aquarius reserves the right to elect to implement the acquisition of the Ridge Shares by way of a takeover offer. In such event, it is proposed that such Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme.

Further details of the Scheme, including an indicative timetable for its implementation, will be contained in the Scheme Document, together with details on how Ridge Shareholders may vote at the Scheme Meeting and General Meeting. The Scheme Document will be posted no later than 21 days after this announcement.

16 Regulatory Clearances

The Acquisition is conditional upon, inter alia, obtaining merger control approval from the South African Competition Authorities. It is expected that, subject to the satisfaction or, where relevant, waiver of the terms and conditions of the Scheme, the Scheme will become effective and the Acquisition will complete during mid to late 2009.

17 Implementation Agreement and Non-Solicitation Agreement

Aquarius and Ridge entered into the Implementation Agreement on 26 March 2009, under the terms of which they have agreed to certain assurances and confirmations between Aquarius and Ridge (including undertakings regarding the conduct of the business of Ridge). The principal provisions are set out below with further information to be included in the Scheme Document.

Inducement Fee

Ridge has agreed to pay Aquarius an inducement fee of an amount equal to one per cent. of the value of Ridge calculated by reference to the terms of the Acquisition as at the date of this announcement (together with any amount payable in respect of any VAT but only to the extent

that any such VAT is recoverable by Ridge or the representative member of Ridge's VAT group) in the following circumstances:

- the Scheme Document is not posted by Ridge within 21 days of the date of this announcement;
- the Ridge Directors withdraw or adversely modify or qualify their recommendation or decide not to proceed with the Scheme; or
- a Third Party Transaction is announced prior to the Acquisition lapsing or being withdrawn, and that or another Third Party Transaction is either recommended by the Ridge Directors and / or becomes or is declared wholly unconditional or is completed.

Non-Solicitation Agreement

Ridge has also entered into a Non-Solicitation Agreement under which it has undertaken not to solicit, initiate, encourage or otherwise seek to procure any initial or further approach to or from any other person with a view to a Third Party Transaction taking place, or entertain any approach from, or enter into or continue discussions and / or negotiations with, another person with a view to a Third Party Transaction taking place, save that Ridge is not prohibited from responding to unsolicited enquiries from, or holding discussions with, third parties to the extent that the Ridge Directors consider that they would be in breach of their fiduciary duties not to do so.

Ridge has also agreed not to provide any information to any third parties except as required under Rule 20.2 of the Code and to notify Aquarius of any approach regarding a Third Party Transaction, including the material terms thereof, and of any request for information by a third party under Rule 20.2 of the Code.

Termination

The Implementation Agreement and Non-Solicitation Agreement will be terminated in the following circumstances:

- if any condition becomes incapable of satisfaction or is invoked so as to cause the Acquisition not to proceed;
- if the Scheme is not sanctioned by the Ridge Shareholders or the Court refuses to grant either of the Court Orders;

- if the Effective Date has not occurred on or before 31 October 2009;

- by notice in writing from Aquarius to Ridge if the Ridge Directors have withdrawn or adversely modified or qualified their recommendation to shareholders in support of the Acquisition and either the Panel consents to Aquarius withdrawing its offer, or a Third Party Transaction becomes or is declared wholly unconditional or is completed; or

- if the Acquisition is implemented by way of an Offer, the Offer lapses in accordance with its terms or is withdrawn.

18 Disclosure of interests in Ridge

Save for the 217,981 Ridge Shares, representing approximately 0.24 per cent. of Ridge's existing issued share capital, held by Peter Ledger, non-executive director of Ridge and Aquarius Platinum (South Africa) (pty) Ltd (a wholly-owned subsidiary of Aquarius), as at the date of this announcement neither Aquarius, nor any of the directors of Aquarius, nor, so far as Aquarius is aware, any person acting in concert with Aquarius, has any interest in or right to subscribe for any relevant Ridge securities, nor has any short positions in respect of relevant Ridge securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor has borrowed or lent any relevant Ridge securities (save for any borrowed shares which have been on lent or sold).

19 Overseas shareholders

The availability of the Proposals to Ridge Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. If you remain in any doubt, you should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

Under the terms of the Proposals, Aquarius has reserved the right to make an Offer for Ridge as an alternative to the Scheme. If Aquarius exercises its right to implement the Acquisition by

means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

20 General

The Acquisition is subject to the terms and conditions set out in Appendix I, and to be set out in the Scheme Document. The Scheme Document will be posted to Ridge Shareholders and made available, for information only, to participants in the Ridge Share Schemes as soon as practicable and in any event within 21 days of the date of this announcement.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the Takeover Code, the Takeover Panel, the LSE, the UKLA, ASX and the JSE.

Save as set out in paragraph 18 above in respect of Mr Ledger, neither Aquarius nor, so far as Aquarius is aware, any person acting in concert with Aquarius, has any arrangement in relation to relevant Ridge securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant Ridge securities which may be an inducement to deal or refrain from dealing in such securities.

Appendix I sets out the terms and conditions of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this announcement.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinum.com) and Ridge's website (www.ridgemining.com).

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Rand Merchant Bank

Ridge
Francis Johnstone (Commercial Director)
Tel: +44 (0)20 7379 1474

RBC Capital Markets, financial adviser & nominated adviser
Martin Eales or Patrick Meier
Tel: +44 (0)20 7029 7881

Conduit PR

Peter Hayward-Butt or Carel Vosloo
Tel: +27 (0)11 282 8000

Charlie Geller or Gareth Tredway
Tel: +44 (0)20 7429 6604

Lazard
Peter Kiernan, Spiro Youakim or
Chris Seherr-Thoss
Tel:+44 (0)20 7187 2000

The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

It is expected that the New Aquarius Shares will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been approved or disapproved by the US Securities and Exchange Commission (the "Commission"), nor has the Commission or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States. The announcement has been prepared in accordance with English law and the Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

RMB is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RMB or providing advice in relation to the matters referred to in this announcement.

Lazard is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Lazard or providing advice in relation to the matters referred to in this announcement.

RBC Capital Markets is acting exclusively for Ridge and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RBC Capital Markets or providing advice in relation to the matters referred to in this announcement.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward looking statements

This announcement contains certain "forward-looking statements" with respect to the parties' objectives and future performance, including statements relating to expected benefits associated with the transaction contemplated herein. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims",

"due", "could", "may", "should", "will", "expects / expected", "believes", "intends", "plans", "targets", "goal" or "estimates".

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals required for the consummation of the transaction that may require acceptance of conditions with potential adverse impacts; risk involving the parties' ability to realise expected benefits associated with the transaction; the success of Ridge's Blue Ridge Mine; and macroeconomic conditions generally affecting the South African mining industry.

APPENDIX I

TERMS AND CONDITIONS OF THE SCHEME

The Acquisition and the Scheme will comply with the applicable rules and regulations of the London Stock Exchange, the UK Listing Authority, ASX, the JSE, the Panel, will be governed by English law and will be subject to the exclusive jurisdiction of the courts of England and to the terms and conditions set out below and to be set out in the Scheme Document.

All dates and times mentioned refer to London time.

1. The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than 31 October 2009 (or such lesser period as may be required by the Panel or such later date as Aquarius and Ridge may, with the consent of the Panel, agree and the Court may allow). The Scheme will be conditional upon:

   (a) approval of the Scheme by a majority in number of the Ordinary Shareholders entitled to vote and present and voting, either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting), representing 75 per cent. or more in value of such Ordinary Shareholders;

   (b) all resolution(s) in connection with or required to approve and implement the Scheme being duly passed by the requisite majority at the General Meeting (or at any adjournment of such meeting); and

   (c) the sanction of the Scheme and the confirmation of the cancellation of the Scheme Shares by the Court (in either case, with or without modifications on terms acceptable to Ridge and Aquarius) and the delivery of a certified copy of the Court Orders to the Registrar of Companies in England and Wales and the registration, in relation to the cancellation of the Scheme Shares, of such Court Order by him.

2. In addition, subject as stated in condition 4 below, the Acquisition will be conditional upon the following matters and, accordingly, the copies of the Court Orders will not be delivered to the Registrar of Companies in England and Wales and the registration of the Court Order in relation to the cancellation of the Scheme Shares with the Registrar of Companies will not occur unless the following conditions (as amended if appropriate) have been satisfied or waived:

(a) the Acquisition is unconditionally approved by the South African Competition Authorities in terms of the Competition Act No. 89 of 1998, provided that in the event that the Acquisition is approved subject to any conditions imposed by the South African Competition Authorities, those conditions are acceptable to Aquarius as determined in its discretion;

(b) admission of the New Aquarius Shares to the Official List, in accordance with the Listing Rules, and the admission of the New Aquarius Shares to trading on the Main Market for listed securities in accordance with the Admission and Disclosure Standards of the London Stock Exchange, becoming effective or, if Aquarius so determines and subject to the consent of the Panel (if required), the UK Listing Authority agreeing to admit the New Aquarius Shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading on its Main Market for listed securities subject only to (i) the allotment of such shares and/or (ii) the Acquisition becoming effective;

(c) ASX agreeing to grant official quotation of the New Aquarius Shares on the ASX (subject only to allotment of such shares and the satisfaction of customary pre-quotation listing conditions imposed by ASX within the control of Aquarius);

(d) the JSE granting permission or agreeing to grant permission for the listing of the New Aquarius Shares on the main board of the JSE;

(e) no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any relevant jurisdiction (each a "Relevant Authority") having decided to take, instituted, implemented or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might be reasonably expected to:

   (i) make the Acquisition or its implementation or the acquisition of any shares in, or control of, Ridge by any member of the Wider Aquarius Group void, unenforceable or illegal under the laws of any relevant jurisdiction or directly or indirectly prohibit or otherwise materially restrict, prevent or delay or interfere with the implementation of, or impose additional material conditions or obligations with respect to, or

otherwise challenge or materially interfere with the Acquisition or the acquisition of any shares in, or control of, Ridge by any member of the Wider Aquarius Group;

(ii) require the divestiture by any member of the Wider Aquarius Group or by any member of the Wider Ridge Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own or control any of their respective assets or properties;

(iii) impose any limitation on, or result in any delay in, the ability of any member of the Wider Aquarius Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider Ridge Group or on the ability of any member of the Wider Ridge Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider Ridge Group;

(iv) require any member of the Wider Aquarius Group or of the Wider Ridge Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Ridge Group or any asset owned by any third party (other than the acquisition of Ridge Shares in the implementation of the Acquisition);

(v) impose any limitation on the ability of any member of the Wider Aquarius Group or the Wider Ridge Group to conduct its business in any material respect; or

(vi) otherwise materially and adversely affect any or all of the business, assets, financial or trading position or profits or prospects of any member of the Wider Aquarius Group or of the Wider Ridge Group,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction in respect of the Acquisition or the proposed acquisition of any shares in Ridge having expired, lapsed or been terminated;

(f)

(i) all necessary notifications, filings or applications having been made in connection with the Acquisition;

(ii) all statutory or regulatory obligations in any jurisdiction having been complied with and all applicable waiting periods (including any extensions thereof) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated in each case in respect of the Acquisition or the acquisition by any member of the Wider Aquarius Group of any shares in, or control of, Ridge and, save as Disclosed, all other necessary statutory or regulatory obligations in any relevant jurisdiction having been complied with by the Wider Ridge Group;

(iii) all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (together "Authorisations") reasonably necessary for the implementation of the Acquisition having been obtained in terms and in a form reasonably satisfactory to Aquarius from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Ridge Group has entered into contractual arrangements; and

(iv) such Authorisations together with all material Authorisations necessary for any member of the Wider Ridge Group to carry on its business remaining in full force and effect and no notice of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made at the time at which the Scheme becomes effective;

(g) save as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Ridge Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the making or implementation of the Acquisition or the acquisition or proposed acquisition by any member of the Wider Aquarius Group of any shares in, or change in the control or management of, Ridge or otherwise, would or might reasonably be expected to result in, to an extent which is or would be material, any of the following:

(i) any monies borrowed by or any other indebtedness (actual or contingent) of any such member of the Wider Ridge Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider Ridge Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interest of, or any asset the use of which is enjoyed by, any such member of the Wider Ridge Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Ridge Group;

(iv) the interest or business of any such member of the Wider Ridge Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v) any such member of the Wider Ridge Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the value of any such member of the Wider Ridge Group or its financial or trading position or prospects being prejudiced or adversely affected;

(vii) any liability of any member of the Wider Ridge Group to make any severance, termination, bonus or other payment to any of the directors or the officers;

(viii) any such agreement, arrangement, licence or other instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or any obligation or liability arising thereunder; or

(ix) the creation of any liabilities (actual or contingent) by any such member of the Wider Ridge Group;

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Ridge Group is a party or by or to which any such member or any of its assets may be bound or be subject, could reasonably be expected to result in any of the events or circumstances as are referred to in subparagraphs (i) to (ix) of this condition (g) in any case which is or would be material;

(h) except as Disclosed, no member of the Wider Ridge Group having since 31 December 2008:

(i) save as between Ridge and wholly-owned subsidiaries of Ridge and save for Scheme Shares issued pursuant to the Ridge Share Schemes or options granted or awards of shares thereunder, issued or agreed to issue or authorised the issue or grant of additional shares of any class, or securities, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii) recommended, declared, paid or made any bonus issue, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Ridge to Ridge or another wholly-owned subsidiary of Ridge;

(iii) save for intra-Ridge Group transactions, implemented or authorised any merger or demerger or other than in the ordinary course of business, acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any material asset or any right, title or interest in any material asset or authorised, proposed or announced its intention to propose the same;

(iv) implemented or authorised any material reconstruction, amalgamation, scheme or other transaction or arrangement;

(v) save as between Ridge and wholly-owned subsidiaries of Ridge, purchased, redeemed or repaid any of its own shares or other securities or

reduced or, save in respect of the matters referred to in sub-paragraph (i) above, made or authorised any other change in its share capital;

(vi) issued or authorised the issue of any debentures or save for intra-Ridge Group transactions and other than in the ordinary course of business made or authorised any change in its loan capital or incurred or increased any indebtedness or liability (actual or contingent) or proposed to do any of the foregoing;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, transaction, commitment or arrangement (whether in respect of capital expenditure or otherwise), otherwise than in the ordinary course of business, which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is, in any such case, material;

(viii) save as between Ridge and wholly-owned subsidiaries of Ridge, entered into any contract, commitment or arrangement which would be restrictive on the business of the Wider Ridge Group other than to a nature and extent which is normal in the context of the business concerned;

(ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(x) other than in respect of a company which is dormant and was solvent at the relevant time, taken any corporate action or had any steps taken or legal proceedings started or threatened against it or petition presented or order made for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xi) save as between Ridge and wholly-owned subsidiaries of Ridge, waived, compromised or settled any material claim;

(xii) entered into or varied the terms of any service agreement or arrangement with any senior executive of Ridge or any member of the Wider Ridge Group which is material in the context of the business of any member of the Wider Ridge Group or entered into or varied the terms of any service agreement or arrangement with any director of any member of the Wider Ridge Group;

(xiii) made or agreed or consented to (other than in connection with the Scheme) any alteration to its memorandum or articles of association or other incorporation documents;

(xiv) modified or agreed to modify the terms of any of the Ridge Share Schemes;

(xv) made or consented to any change to the terms of the trust deeds or rules constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees in each case where the consequence would be material;

(xvi) proposed, agreed to provide or modified in any respect the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Ridge Group to the extent material; or

(xvii) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition (h) and which is material;

(i) save as Disclosed, since 31 December 2008:

(i) no material adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Ridge Group;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Ridge Group or to which any member of the Wider Ridge Group is or may become a party (whether as plaintiff or defendant or otherwise) and no enquiry or investigation by or complaint or reference to any Relevant Authority or other investigative body against or in respect of any member of the Wider Ridge Group having been threatened, announced, implemented or instituted or remaining outstanding by, against or in respect of any member of the Wider Ridge Group which, in any such case, would or might reasonably be expected to be materially adverse;

(iii) no contingent or other liability having arisen which would or might reasonably be expected to materially adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Ridge Group which is material; and

(iv) no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Ridge Group, which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material;

(j) Aquarius not having discovered:

(i) save as Disclosed that any financial, business or other information concerning the Wider Ridge Group publicly disclosed at any time by any member of the Wider Ridge Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

(ii) save as Disclosed that any member of the Wider Ridge Group or any partnership, company or other entity in which any member of the Wider Ridge Group has a significant economic interest and which is not a

subsidiary undertaking of Ridge is subject to any material liability, contingent or otherwise, which is not disclosed in the annual report and accounts of Ridge for the year ended 31 December 2008;

(iii) save as Disclosed that any past or present member of the Wider Ridge Group has failed to comply with any applicable legislation or the regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the use, storage, treatment, transport, handling, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or human health or that there has otherwise been any such use, storage, treatment, transport, handling, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever or wherever the same may have taken place), any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Ridge Group which, in each case, is material;

(iv) save as Disclosed that there is or is likely to be any material obligation or liability (whether actual or contingent) of any member of the Wider Ridge Group to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Ridge Group under any environmental legislation, regulation, notice, circular, order or other requirement of any Relevant Authority in any jurisdiction; or

(v) any information which affects the import of any information disclosed to Aquarius at any time by or on behalf of the Wider Ridge Group and which is material.

3. Aquarius reserves the right to waive all or any of conditions 2(a) to (j) inclusive, in whole or in part. Aquarius shall be under no obligation to waive or treat as fulfilled any of conditions 2(a) to (j) inclusive by a date earlier than the date specified in condition 1 above for the fulfilment thereof notwithstanding that the other conditions of the Acquisition may at such earlier date have been waived or fulfilled and that there are at

such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

4. If Aquarius is required by the Takeover Panel to make an offer for any Ridge Shares under Rule 9 of the Takeover Code, Aquarius may make such alterations to the above conditions as are necessary to comply with that Rule.

5. The Acquisition will lapse and the Scheme will not proceed (unless the Takeover Panel otherwise consents) if the acquisition of Ridge is referred to the Competition Commission before the date of the Court Meeting.

6. Aquarius reserves the right to elect to implement the Acquisition by way of an Offer. In such event, such Offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lesser percentage as Aquarius may, subject to compliance with the Takeover Code, decide) of the shares to which such offer relates and of the voting rights carried by those shares), so far as applicable, as those which would apply to the Scheme.

7. If the Scheme is effected Scheme Shareholders will be deemed to have confirmed to the Company that the Scheme Shares held by them are fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever.

8. For the purpose of these conditions:

"Disclosed"	means disclosed in: (i) any public announcement by Ridge to a Regulatory Information Service on or before 6.00pm on 25 March 2009 or (ii) the report and accounts of Ridge for the financial year ended 31 December 2008;

"FSA"	means the UK Financial Services Authority acting in its capacity as competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission of securities to the Official List otherwise than in accordance with Part II of the FSMA;
"FSMA"	means the UK Financial Services and Markets Act 2000, as amended (including any regulations made pursuant thereto);
"Main Market"	means the main market of the London Stock Exchange;
"subsidiary undertaking", "subsidiary" "associated undertaking" and "undertaking"	have the meanings given by the 2006 Act;
"Wider Aquarius Group"	means Aquarius, its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which Aquarius and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent. or more of the voting or equity capital or the equivalent; and

"Wider Ridge Group"	means Ridge, its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which Ridge and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent. or more of the voting or equity capital or the equivalent.

File # 82-5097

APPENDIX II

BASES AND SOURCES

- The value of Ridge of £96 million as implied by the Price is based upon the present number of Ridge Shares in issue of 92,065,533. The value of Ridge of £136 million as implied by the Price is based upon a number of Ridge Shares of 129,868,033, which includes 92,065,533 Ridge Shares in issue on 22 May 2009 (excluding those held in treasury), and assumes that all the options and warrants over Ridge Shares that are in the money at the Price were exercised. In the event that all the options and warrants over Ridge Shares that are in the money at the Price were exercised, there would also be an additional cash inflow of £25 million into Ridge.

- The ownership of the Ridge Shareholders in the enlarged issued share capital is based upon the number of outstanding Aquarius Shares in issue post the Equity Capital Raising and the Convertible Bond Issue of 414,917,371.

- The premia implied by the Price have been calculated based on closing Ridge Share prices supplied by Datastream.

- Unless otherwise stated, the financial information relating to Aquarius and Ridge has been extracted without material adjustment from the respective published audited reports and accounts for the relevant periods.

- The GBP-ZAR exchange rate of 13.218 is based on the spot exchange rate as at 22 May 2009.

- The US Dollar-ZAR exchange rate of 8.305 is based on the spot exchange rate as at 22 May 2009.

- The GBP-US Dollar exchange rate of 1.592 is based on the spot exchange rate as at 22 May 2009.

- The Sheba's Ridge ounces have been based on 3E (Pt, Pd, Au) as defined in the JORC compliant Reserve and Resource statement, audited by SRK Consulting. All mineral

resource and mineral reserve estimates for Aquarius mines have been audited by an independent Competent Person: F.H. (Ina) Cilliers (M.Sc, Pr. Sci. Nat. 400032/02, GSSA 965781) of Mercilheim Geological Services. Ina Cilliers has 21 years' experience in the mining industry, of which 12 years have been in platinum mining.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise.

"1985 Act"	the Companies act 1985 (as amended)
"2006 Act"	the Companies Act 2006
"Acquisition"	the acquisition of the entire issued and to be issued share capital of Ridge, and for the avoidance of doubt includes an acquisition by way of the Scheme or by way of an Offer
"Acts"	together the 1985 Act and the 2006 Act
"AIM"	the AIM market of the London Stock Exchange
"American Depository Receipt"	certificate issued by US banks to facilitate trading for US shareholders in the shares of non-US companies
"Aquarius"	Aquarius Platinum Limited
"Aquarius Group"	Aquarius and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertakings in which Aquarius and/or such subsidiaries or undertakings (aggregating their interests) have a substantial interest
"Aquarius Shareholders" or "Shareholders"	holders of Aquarius Shares
"Aquarius Shares"	ordinary shares of Aquarius with US$0.05 par value in issue

"Australia"	the commonwealth of Australia, its territories and possessions and all areas subject to its jurisdiction and all political sub divisions thereof
"Australian Securities Exchange" or "ASX"	Australian Securities Exchange (ASX) Limited, or the stock exchange conducted by ASX Limited, as the context requires
"Blue Ridge Mine"	the PGM mine owned by Blue Ridge Platinum Pty Limited, of which Ridge owns 50 per cent.
"Blue Ridge Platinum"	Blue Ridge Platinum (Pty) Limited
"Blue Ridge Term Lenders"	the IDC and the DBSA
"Bridge Facility"	the senior secured bridge funding facility of ZAR 200 million, plus raising and legal costs, entered into on 13 May 2009 by Blue Ridge Platinum with RMB, repayable by 31 December 2009
"Business Day"	a day on which the London Stock Exchange is open for the transaction of business
"Capital Raising Prospectus"	the prospectus relating to Aquarius and the Equity Capital Raising prepared in accordance with the Prospectus Rules and Listing Rules made under Part VI of the Financial Services and Markets Act 2000
"City Code", "Takeover Code" or "Code"	the City Code on Takeovers and Mergers
"Competition Commission"	the body corporate known as the Competition Commission as established under section 45 of the UK Competition Act 1998, as amended

"Convertible Bond Issue"	the issue of floating rate senior secured convertible registered bonds by Aquarius to raise ZAR 650,000,000, announced on 26 March 2009
"Court"	the High Court of Justice in England and Wales
"Court Meeting"	the meeting (including any adjournment thereof) of the Ridge Shareholders (or the relevant class or classes thereof) convened under an order of the Court under Section 896 of the 2006 Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment)
"Court Order" or "Court Orders"	the order or orders of the Court sanctioning the Scheme and confirming the cancellation of the Scheme Shares and the cancellation of the Sterling Shares
"CREST"	the relevant system (as defined in the CREST Regulations) of which Euroclear is the Operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"DBSA"	the Development Bank of Southern Africa Limited reconstituted and incorporated in accordance with Section 2 of the Development Bank of Southern Africa Act 13 of 1997
"Depository"	Computershare Investor Services PLC
"Effective Date"	the date on which the Scheme becomes effective by registration of the Court Order in relation to the cancellation of the Scheme Shares by the Registrar of Companies or, if Aquarius elects to

	implement the Acquisition by way of the Offer, such Offer becoming or being declared unconditional in all respects
"Equity Capital Raising" or "Capital Raising"	the equity raising by Aquarius through: (i) the placing of new Aquarius Shares; and (ii) the issue of rights over new Aquarius Shares, which together raised US$191 million of new equity capital, announced on 26 March 2009
"First Extension Period"	the extension period of three months, granted by Aquarius, for the repayment of the Bridge Facility in the event that Blue Ridge Platinum cannot repay the loan on or before 31 December 2009
"General Meeting"	the general meeting of the Ridge Shareholders to be convened in connection with the Scheme
"GMT"	Greenwich Mean Time
"IDC"	the Industrial Development Corporation of South Africa Limited, a body corporate created under Section 2 of the Industrial Development Act, No 22 of 1940
"Imbani Platinum SPV"	Imbani Platinum SPV (Pty) Limited
"Implementation Agreement"	the agreement between Ridge and Aquarius dated 26 March 2009 relating to, amongst other things, the implementation of the Scheme, further details of which are set out in paragraph 17 of this announcement
"Independent Ridge Directors"	the directors of Ridge from time to time, excluding Peter Ledger, non-executive director of Ridge and Aquarius Platinum (South Africa)

	(pty) Ltd (a wholly-owned subsidiary of Aquarius)
"Johannesburg Stock Exchange" or "JSE"	JSE Limited, a public company incorporated with limited liability under the laws of the Republic of South Africa, with registration number 2005/022939/06 and licensed as an exchange under the South African Securities Services Act, No 36 of 2004, as amended, often referred to as the ''Johannesburg Stock Exchange''
"Lazard"	Lazard & Co., Limited
"London Stock Exchange" or "LSE"	London Stock Exchange plc or its successor
"New Aquarius Shares"	the Aquarius Shares proposed to be issued (or delivered in full or in part from treasury stock) and credited as fully paid pursuant to the Acquisition
"Non-Solicitation Agreement"	the agreement between Ridge and Aquarius dated 10 March 2009 relating to, amongst other things, restrictions on Ridge soliciting any person with a view to a Third Party Transaction taking place, further details of which are set out in paragraph 17 of this announcement
"Offer"	should Aquarius elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of Aquarius for all of the Ridge Shares on the terms and subject to the conditions to be set out in the related Offer Document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof

"Offer Document"	should Aquarius elect to effect the Acquisition by way of a takeover offer, the document which would be dispatched by Aquarius to the Aquarius Shareholders with respect to such Offer
"Official List"	the official list of the UK Listing Authority
"Panel" or "Takeover Panel"	the UK Panel on Takeovers and Mergers
"PGM"	Platinum Group Metals, including the four elements: platinum, palladium, rhodium and gold
"PLUS"	PLUS Markets plc, a small & mid-cap stock exchange in London
"Pre-Conditions"	(i) the Equity Capital Raising and the Convertible Bond Issue becoming wholly unconditional and completing and Aquarius receiving not less than US$185 million in immediately available cleared funds pursuant thereto; and (ii) the arrangement, on terms satisfactory to Aquarius acting reasonably in its absolute discretion, of sufficient bridge funding for the continued operation of the Blue Ridge Mine
"Price"	the amount of 104.4 pence for each Ridge Share, based on 287 pence per Aquarius Share, being the closing price on the London Stock Exchange on 22 May 2009, the last practicable date prior to this announcement
"Proposals"	the proposed acquisition of the Ridge Shares by Aquarius to be effected by means of the Scheme

	(or, should Aquarius so elect, by means of an Offer)
"Rand Merchant Bank" or "RMB"	Rand Merchant Bank, a division of FirstRand Bank Limited
"RBC Capital Markets"	a trading name of Royal Bank of Canada Europe Limited
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Ridge"	Ridge Mining plc, a company incorporated in England and Wales with registration number 354005
"Ridge Board"	the board of directors of Ridge
"Ridge Directors"	the directors of Ridge from time to time
"Ridge Shareholders" or "Shareholders"	holders of Ridge Shares
"Ridge Share Schemes"	the Cluff (Ridge) Mining Limited Approved Share Option Scheme 1999, the Cluff (Ridge) Mining Limited Executive Share Option Scheme 1999 (incorporating the Unapproved Scheme), the TAW Share Option Scheme 2001, the Ridge Mining General Share Option Plan 2004, the Ridge Mining Employee Share Option Plan 2004 (Non-EMI), the Ridge Mining Employee Share Option Plan 2004 (EMI), the Ridge Executives' Deferred Bonus Plan 2007 and the Ridge Employee Incentive Plan
"Ridge Shares"	ordinary shares of Ridge with US$0.05 par value in issue

"Scheme" or "Scheme of Arrangement"	the Scheme of Arrangement proposed to be made under Part 26 of the 2006 Act between Ridge and Ridge Shareholders, to be set out in full in the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court
"Scheme Document"	the circular in respect of the Scheme to be despatched to Ridge Shareholders and others, setting out amongst other things, the full terms and conditions to implementation of the Scheme as well as the Scheme itself and the notice of meeting of each of the Court Meeting and the General Meeting
"Scheme Record Date"	means 6.00pm (London time) on the Business Day immediately preceding the Effective Date
"Scheme Shareholders"	holders of Scheme Shares
"Scheme Shares"	all Ridge Shares which are (i) in issue at the date of the Scheme Document; (ii) (if any) issued after the date of the Scheme Document and before the Voting Record Time; or (iii) (if any) issued on or after the Voting Record Time, on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme
"Second Extension Period"	the further extension period of three months after the First Extension Period, granted by Aquarius, for the repayment of the Bridge Facility in the event that Blue Ridge Platinum cannot repay the Bridge Facility within the First Extension Period

"Securities Act"	the United States Securities Act of 1933 as amended and the rules and regulations promulgated thereunder
"Sterling Shares"	the 50,000 non-voting non-dividend bearing shares of £1 each in the capital of Ridge, each of which is 25 per cent. paid up
"South African Competition Authorities"	the South African Competition Commission, the Competition Tribunal and the Competition Appeal Court established in terms of sections 19, 26 and 36 respectively of the Competition Act No. 89 of 1998
"Third Party Transaction"	(i) any offer (construed in accordance with the Code and whether or not subject to pre-conditions), possible offer, proposal or indication of interest from, or on behalf of, any person other than Aquarius or any person acting in concert with Aquarius, with a view to such person, directly or indirectly, acquiring (in one transaction or a series of transactions) 30 per cent. or more of the issued share capital of Ridge or a material part of Ridge's business or assets; or (ii) the entering into, by any member of Ridge's group, of any transaction or series of transactions howsoever implemented that would be reasonably likely to preclude, impede, delay or prejudice the implementation of the Acquisition
"UK Listing Authority" or "UKLA"	the Financial Services Authority in its capacity as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000

"Uncertificated Ridge Shareholders"	Scheme Shareholders whose Scheme Shares are held in stock accounts in CREST
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"VAT"	value added tax in the UK including any similar tax which may be imposed in place thereof in the UK from time to time
"Voting Record Time"	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined, expected to be 6.00 p.m. (GMT) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting
"£","GBP", "sterling" and "pence"	the lawful currency of the UK
"$", "US$", "USD" and "US dollars"	United States dollars, the lawful currency of the United States
"ZAR", "Rand" and "South African Rand"	the lawful currency of South Africa

For the purposes of this announcement "holding company", "subsidiary" and "subsidiary undertaking" will have the respective meanings given to them in the 1985 Act or the 2006 Act, as applicable.

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

15 May 2009

Extension of Implementation Agreement and Irrevocable Undertakings to 29 May 2009

Further to the announcement by Ridge Mining plc ("**Ridge**") yesterday that it has entered into loan agreements for the funding of the Blue Ridge mine, Aquarius Platinum Limited ("**Aquarius**") announces that it has agreed extensions to (i) the implementation agreement that it entered into with Ridge on 26 March 2009 (the "**Implementation Agreement**") in relation to the takeover offer by Aquarius for the entire issued and to be issued share capital of Ridge (the "**Possible Acquisition**") and (ii) the irrevocable undertakings to vote in favour of the Possible Acquisition given by Blackrock Investment Management (UK) Ltd. and Gold Mountains (H.K.) International Mining Company Ltd. (a wholly owned subsidiary of Zijin Mining Group Co. Ltd.).

The Implementation Agreement contained a requirement for an announcement pursuant to Rule 2.5 of the UK Takeover Code in relation to the Proposed Acquisition to be released on or prior to 15 May 2009 (the "**Rule 2.5 Announcement**") in order for a scheme of arrangement in relation to the Proposed Acquisition (the "**Scheme**") to proceed. This date has now been extended to 29 May 2009.

The irrevocable undertakings given by Blackrock Investment Management (UK) Ltd. and Gold Mountains (H.K.) International Mining Company Ltd. in relation to 10,120,000 and 18,423,000 Ridge shares respectively (being in aggregate 31.0 per cent. of Ridge's issued ordinary share capital) have also been extended to 29 May 2009. Accordingly, these irrevocable undertakings will lapse if the Rule 2.5 Announcement is not released on or prior to 29 May 2009, or if the Scheme does not become

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

effective, lapses or is withdrawn. In addition, the irrevocable undertaking given by Blackrock Investment Management (UK) Ltd. will also lapse on 31 October 2009 or if a higher competing offer is made by a third party.

The irrevocable undertakings given by the directors of Ridge to vote in favour of the Proposed Acquisition, being in respect of an aggregate 1,540,017 Ridge shares which represent approximately 1.7 per cent. of the existing issued ordinary share capital, also remain in full force and effect. These irrevocable undertakings will lapse if the Implementation Agreement is terminated or if the Scheme does not become effective, lapses or is withdrawn.

As announced by Ridge yesterday, the parties are endeavouring to satisfy the conditions precedent to the Blue Ridge funding, including South African Reserve Bank approval, as soon as practicable. The obligation on Aquarius to release the Rule 2.5 Announcement is conditional on the arrangement, on terms satisfactory to Aquarius acting reasonably in its absolute discretion, of sufficient bridge funding for the continued operation of the Blue Ridge mine. As announced previously, the only other precondition to release of the Rule 2.5 Announcement, relating to Aquarius' capital raising, has been satisfied.

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be

disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinum.com).



AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration Number: EC 26290
Share Code JSE: AQPB
ISIN Code: ZAE000134540
("**Aquarius**" or the "**Company**")

13 May 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

APPLICABLE INTEREST RATE ON ZAR650 MILLION FLOATING RATE SENIOR SECURED CONVERTIBLE BONDS

Further to the listing by Aquarius of 65,000 floating rate senior secured convertible bonds ("**Bonds**") (the "**Bond Issue**") on the Main Board of the JSE Limited on 11 May 2009 and pursuant to the requirement for the notification of the interest rate applicable on the Bonds as contained in paragraph 8.4 of the Offering Circular for the Bonds, Aquarius announces that the applicable interest rate on the Bonds for the interest period commencing 11 May 2009 and ending 31 July 2009 will be 11.008%, being the sum of 3 month JIBAR as at 11h00 on Monday 11 May 2009 and the margin on the Bonds which is set at 3%.

An amount of R244.28 per Bond will be compounded on 31 July 2009, being calculated by multiplying the applicable interest rate for the period stated above by the principal amount of R10,000 of each Bond and multiplying such product by the actual number of days that will elapse during the period commencing 11 May 2009 and ending 31 July 2009, and then dividing that product by 365.

Contacts

Aquarius Platinum Limited:

Willi Boehm	+61 (0)8 9367 5211
Nick Bias	+41 (0)79 888 1642


AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE JOINT ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

12 May 2009

Aquarius Platinum Limited ("Aquarius" or the "Company")

Rule 2.10 and Rule 8 Announcement and Announcement of satisfaction of the pre-condition to the offer for Ridge Mining plc ("Ridge") in relation to the equity capital raising and the private placement of bonds

As announced on 5 May 2009, pursuant to the new issue of AQPB convertible bonds of R10,000.00 each (the "**Bonds**") by way of private placement (the "**Private Placement**") on 11 May 2009, dealings in the Bonds commenced on 11 May 2009.

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Takeover Code**"), Aquarius announces that, as at the close of business on 11 May 2009, and following the issue of the Bonds on 11 May 2009, it has in issue 65,000 convertible bonds of R10,000.00 each, ISIN reference ZAE000134540.

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, 'interested' directly or indirectly in 1% or more of any class of 'relevant securities' of the Company, all 'dealings' in any 'relevant securities' of the Company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction.

The Bonds are relevant securities. Accordingly, under Rule 8.3 of the Takeover Code, any person who is interested in 1% or more of the Bonds (or who is interested in any Bonds and is also interested in 1% or more of any other class of relevant securities of Aquarius) at midnight on 11 May 2009, must disclose their interests in all of the Company's relevant securities by no later than 3.30pm on 12 May 2009. Subsequent dealings in the Bonds (or other relevant securities of Aquarius or Ridge) may similarly require disclosure. Further details are set out in the notes to this announcement. If holders of Bonds are in any doubt as to the action they should take, they should consult the Takeover Panel.

Rules 8.1 and 38.5(b) of the Takeover Code should be applied accordingly, mutatis mutandis.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

For the avoidance of doubt, there is no requirement under Rule 38.5(a) of the Takeover Code for a connected exempt principal trader which has been granted recognised intermediary status and which is acting in a client serving capacity to disclose either (i) dealings in the Bonds or (ii) the subscription for the Bonds under the Private Placement.

The equity raising by Aquarius through a placement and rights issue of Aquarius shares (the "**Equity Capital Raising**") and the Private Placement of Bonds have now both completed. Accordingly the pre-condition to the offer for Ridge in relation to the Equity Capital Raising and the Private Placement of Bonds has been satisfied.

Terms used in this announcement but not otherwise defined shall have the same meanings as set out in the prospectus published by Aquarius on 31 March 2009.

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

*The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.*

It is expected that the Aquarius shares proposed to be issued in connection with the possible acquisition of Ridge Mining plc would be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been approved or disapproved by the US Securities and Exchange Commission (the "Commission"), nor has the Commission or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States. The announcement has been prepared in accordance with English law and the Code and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinum.com).

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



8 May 2009

Notice under Section 708A(5)(e) of the Australian Corporations Act 2001

Aquarius Platinum Limited ACN 087 577 893 (the "**Company**") has issued 49,152 fully paid common shares on exercise of 49,152 options under the Company's employee incentive scheme.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act, in reliance on Section 708A(5)(e) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

For further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services
+61 8 9367 5211

In the United Kingdom and South Africa:
Nick Bias
Aquarius Platinum
+ 44 7887 920 530

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Aquarius Platinum Limited

ABN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid shares in Aquarius Platinum Limited ("Shares") issued upon exercise of Options.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	49,152 shares issued upon exercise of Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued upon exercise of options will rank equally with current fully paid shares in the Company.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued upon the exercise of options rank equally with the existing ordinary shares in all respects from the allotment date including in respect of future dividends.
5	Issue price or consideration	The Shares issued upon exercise of options were 49,152 issued at the exercise price of GBP0.97 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Being the exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 May 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
414,966,523	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
280,002	Unlisted options expiring 21/11/13
616,128	Unlisted options expiring 11/06/11
209,865	Unlisted options expiring 11/10/11
267,303	Unlisted options expiring 02/11/11
240,108	Unlisted options expiring 26/05/13

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Whilst the Company does not have a Dividend Policy, this matter is reviewed constantly by the Board of Directors.

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 8-5-09
(~~Director~~/Company secretary)

Print name: .Willi Boehm..


AQUARIUS
PLATINUM LIMITED



7 May 2009

Issue of New Securities

Aquarius Platinum Limited wishes to advise that the Company has allotted 41,491,737 ordinary fully paid shares as part of the recent 1 for 9 Rights Issue.

The issued capital of the Company following allotment of the shares is 414,917,371.

For further information please visit www.aquariusplatinum.com or contact:

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 (0) 8 9367 5211


AQUARIUS
PLATINUM LIMITED


ASX, LSE & JSE

Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration Number: EC 26290
Share Code JSE: AQPB
ISIN Code: ZAE000134540
("**Aquarius**" or the "**Company**")

Wednesday 6 May 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

LISTING OF ZAR650 MILLION FLOATING RATE SENIOR SECURED CONVERTIBLE BONDS

Further to the announcement issued by Aquarius on 5 May 2009 relating to the issue of ZAR650 million floating rate senior secured convertible bonds ("**Bonds**") (the "**Bond Issue**"), Aquarius is pleased to announce that 65,000 Bonds with a denomination of ZAR10,000 per Bond will list under share code AQPB (ISIN Code: ZAE000134540, Abbreviated name: AquariusCvt) on the Main Board of the JSE Limited on 11 May 2009.

Contacts

Aquarius Platinum Limited:

Willi Boehm	+61 (0)8 9367 5211
Nick Bias	+41 (0)79 888 1642

Rand Merchant Bank:

Barry Martin	+27 (0)11 282 8118
Justin Bothner	+27 (0)11 282 4150

Email: AQP_convertible@rmb.co.za

*This announcement is not an invitation to the public to subscribe for, or purchase, the Bonds in any jurisdiction. The offering and placing of the Bonds is subject to offering restrictions and is not intended to constitute an offer to the public or a public offer for subscription for or purchase of the Bonds in any jurisdiction including South Africa, the United States of America, the United Kingdom, the European Economic Area, the Commonwealth of Australia and Japan, nor are the Bonds offered in or into any jurisdiction where it is illegal for the Bonds to be offered, made or accepted. Persons into whose possession the Offering Circular or any Bonds come must inform themselves about, and observe, any such restrictions. In particular the Bonds and the Common Shares into which the Bonds may be converted have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("**Regulation S**")). The Bonds will be offered and sold only in offshore transactions outside the United States in accordance with Regulation S and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to, or for the account or benefit of, US Persons.*

*In the United Kingdom this announcement is directed exclusively at persons falling within Article 19 ("**Investment professionals**") or Article 49 ("**high net worth companies, unincorporated associations etc.**") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to whom this announcement may otherwise be directed without contravention of Section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as "**Relevant Persons**"). This announcement must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.*

*In member states of the European Economic Area ("**EEA**"), this announcement and any offer if made subsequently is directed only at persons who are "**qualified investors**" within the meaning of Article 2(1)(e) of the Directive 2003/71/EC (the "**Prospectus Directive**") ("**qualified investors**"). Any person in the EEA who acquires the Bonds in any offer (an "**investor**") or to whom any offer of Bonds is made will be deemed to have represented and agreed that it is a qualified investor. Any investor will also be deemed to have represented and agreed that any Bonds acquired by it in the offer have not been acquired on behalf of persons in the EEA other than qualified investors or persons in the UK and other Member States (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis, nor have the Bonds been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Aquarius, Aquarius Platinum (South Africa) (Proprietary) Limited ("AQPSA") or RAND MERCHANT BANK (a division of FirstRand Bank Limited)("RMB") of a prospectus pursuant to Article 3 of the Prospectus Directive. Aquarius, AQPSA or RMB and any of their respective affiliates, and others will rely upon the truth and accuracy of the foregoing representations and agreements.*

This announcement is not intended to be nor does it constitute an offer for sale or subscription to the public as contemplated under Chapter VI of the South African Companies Act No. 61 of 1973. South African residents are permitted to acquire the Bonds in terms of, and in accordance with, the provisions of Section H of the South African Exchange Control Rulings as administered by the South African Reserve Bank.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful.

*Lazard & Co., Limited ("**Lazard**") is acting as financial adviser to Aquarius in connection with the Bond Issue and no-one else and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of Lazard or for providing advice in relation to the Bond Issue.*


AQUARIUS
PLATINUM LIMITED

ASX, LSE & JSE



Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration Number: EC 26290
Share code JSE: AQP
ISIN Code: BMG0440M1284
("**Aquarius**" or the "**Company**")

Tuesday 5 May 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

ISSUE OF ZAR650 MILLION FLOATING RATE SENIOR SECURED CONVERTIBLE BONDS

Further to the announcement of 14 April 2009 regarding the availability of the preliminary offering circular ("**Offering Circular**") setting out details of the proposed issue, private placement and listing of up to ZAR650 million floating rate senior secured convertible bonds ("**Bonds**") (the "**Bond Issue**"), Aquarius is pleased to announce that Rand Merchant Bank, a division of FirstRand Bank Limited ("**RMB**") has elected to exercise their entitlement to upscale the issue size for the Bonds and consequently ZAR650 million floating rate senior secured convertible bonds have been allocated. The private placement is now complete, subject to customary closing conditions, and a listing of the Bonds on the Main Board of the JSE Limited is expected to take place on or around 11 May 2009.

Contacts

Aquarius Platinum Limited:
Willi Boehm +61 (0)8 9367 5211
Nicholas Bias +41 (0)79 888 1642

Rand Merchant Bank:
Barry Martin +27 (0)11 282 8118
Justin Bothner +27 (0)11 282 4150
Email: AQP_convertible@rmb.co.za

*This announcement is not an invitation to the public to subscribe for, or purchase, the Bonds in any jurisdiction. The offering and placing of the Bonds is subject to offering restrictions and is not intended to constitute an offer to the public or a public offer for subscription for or purchase of the Bonds in any jurisdiction including South Africa, the United States of America, the United Kingdom, the European Economic Area, the Commonwealth of Australia and Japan, nor are the Bonds offered in or into any jurisdiction where it is illegal for the Bonds to be offered, made or accepted. Persons into whose possession the Offering Circular or any Bonds come must inform themselves about, and observe, any such restrictions. In particular the Bonds and the Common Shares into which the Bonds may be converted have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("**Regulation S**")). The Bonds will be offered and sold only in offshore transactions outside the United States in accordance with Regulation S and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to, or for the account or benefit of, US Persons.*

*In the United Kingdom this announcement is directed exclusively at persons falling within Article 19 ("**Investment professionals**") or Article 49 ("**high net worth companies, unincorporated associations etc.**") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to whom this announcement may otherwise be directed without contravention of Section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as "**Relevant Persons**"). This announcement must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.*

*In member states of the European Economic Area ("**EEA**"), this announcement and any offer if made subsequently is directed only at persons who are "**qualified investors**" within the meaning of Article 2(1)(e) of the Directive 2003/71/EC (the "**Prospectus Directive**") ("**qualified investors**"). Any person in the EEA who acquires the Bonds in any offer (an "**investor**") or to whom any offer of Bonds is made will be deemed to have represented and agreed that it is a qualified investor. Any investor will also be deemed to have represented and agreed that any Bonds acquired by it in the offer have not been acquired on behalf of persons in the EEA other than qualified investors or persons in the UK and other Member States (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis, nor have the Bonds been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Aquarius, Aquarius Platinum (South Africa) (Proprietary) Limited ("**AQPSA**") or RMB of a prospectus pursuant to Article 3 of the Prospectus Directive. Aquarius, AQPSA or RMB and any of their respective affiliates, and others will rely upon the truth and accuracy of the foregoing representations and agreements.*

This announcement is not intended to be nor does it constitute an offer for sale or subscription to the public as contemplated under Chapter VI of the South African Companies Act No. 61 of 1973. South African residents are permitted to acquire the Bonds in terms of, and in accordance with, the provisions of Section H of the South African Exchange Control Rulings as administered by the South African Reserve Bank.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful.

*Lazard & Co., Limited ("**Lazard**") is acting as financial adviser to Aquarius in connection with the Bond Issue and no-one else and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of Lazard or for providing advice in relation to the Bond Issue.*

ASX, LSE & JSE


AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE JOINT ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

1 May 2009

Aquarius Platinum Limited ("Aquarius" or the "Company")

Rule 2.10 and Rule 8 Announcement

As announced yesterday morning, dealings have now commenced in the common shares of US$0.05 each (the "**New Shares**") issued by the Company pursuant to its rights issue (the "**Rights Issue**").

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Takeover Code**"), Aquarius announces that, as at the close of business on 30 April 2009, and following the issue of the New Shares on 30 April 2009, it has in issue 414,917,371 common shares of US$0.05 each, ISIN reference BMG0440M1284.

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, 'interested' directly or indirectly in 1% or more of any class of 'relevant securities' of the Company, all 'dealings' in any 'relevant securities' of the Company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction.

The Company has agreed with the Takeover Panel Executive that, under Rule 8.3 of the Takeover Code, any person who was interested in 1% or more of any class of the Company's relevant securities at midnight on 30 April 2009, or who was so interested at midnight on 29 April 2009, and who in either case either (i) dealt in entitlements to New Shares under the Rights Issue (whether nil paid or fully paid) at any time or (ii) subscribed for all or part of their entitlements under the Rights Issue, must (without prejudice to any disclosure obligations arising otherwise than in relation to dealings in Rights Issue entitlements) disclose their aggregate interests, rights to subscribe and short positions in the Company's relevant securities by no later than 3.30pm on 1 May 2009.

Rules 8.1 and 38.5(b) of the Takeover Code should be applied accordingly, mutatis mutandis.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

For the avoidance of doubt, there is no requirement under Rule 38.5(a) of the Takeover Code for a connected exempt principal trader which has been granted recognised intermediary status and which is acting in a client serving capacity to disclose either (i) dealings in entitlements to New Shares under the Rights Issue (whether nil paid or fully paid) or (ii) the subscription for New Shares under the Rights Issue.

So far as the Company is aware, the following disclosures are required to be made by the directors of Aquarius and its group companies and the trustee of the Aquarius employee share plan (the "**ESP Trustee**") as a result of the Rights Issue pursuant to Rule 8.1 of the Takeover Code:

Holder	New Shares subscribed	Total holding
S.A. Murray	146,636	1,466,366
N.T. Sibley	177,777	1,777,777
G.E. Haslam	1,666	16,666
K. Morna[1]	6,865,872	68,658,728
Z.Mankazana[1]	-	-
ESP Trustee	27,222	557,222

In addition, under the Aquarius employee option plan, S.A. Murray holds an option to subscribe for up to 209,865 Common Shares at an exercise price of £0.85 per Common Share. This option will vest in June 2009 and expire on 11 October 2011.

Terms used in this announcement but not otherwise defined shall have the same meanings as set out in the prospectus published by Aquarius on 31 March 2009.

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

*The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.*

It is expected that the Aquarius shares proposed to be issued in connection with the possible acquisition of Ridge Mining plc would be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This transaction has not been approved or disapproved by the US Securities and Exchange Commission (the "Commission"), nor has the Commission or any US state securities commission passed upon the merits or fairness of the transaction nor upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States. The announcement has been prepared in accordance with English law and the Code and information disclosed may not be the

[1] The interests held by Mr Morna and Mr Mankazana arise as a result of their directorship in Savannah which, as a member of the Savannah Consortium, holds 68,658,728 Common Shares.

same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinum.com).

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



30 April 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

SALE OF RIGHTS ISSUE RUMP

Earlier today Aquarius Platinum Limited (**"Aquarius" or the "Company"**) announced that it had received valid acceptances in respect of 40,313,278 Rights Issue Shares, representing approximately 97.16% of the total number of Rights Issue Shares offered to Qualifying Shareholders pursuant to the fully underwritten Rights Issue announced by Aquarius on 26 March 2009.

Aquarius confirms that Merrill Lynch International (**"Merrill Lynch"**) and Euroz Securities Limited (**"Euroz"**) have since procured purchasers for the remaining 1,178,459 Rights Issue Shares for which valid acceptances were not received at an average price of 259.5 pence per Rights Issue Share.

The net proceeds from the sale of these Rights Issue Shares, after deduction of the relevant Issue Price (of A$2.39, 115 pence or ZAR15.83 per Rights Issue Share) and the expenses of procuring purchasers (including any applicable brokerage fees and commissions, amounts in respect of value added tax and currency conversion costs) and, save for amounts less than £5.00, will be paid to those persons whose rights have lapsed in accordance with the terms of the Rights Issue, *pro rata*, to their lapsed provisional allotments.

Unless otherwise defined in this announcement, capitalised terms shall have the meaning given to them in the Prospectus.

Merrill Lynch acted as Global Coordinator and Bookrunner and Euroz acted as Co-Lead Manager on the Rights Issue.

Contacts

Aquarius Platinum Limited

Stuart Murray, CEO	+27 11 455 2050
Willi Boehm, Company Secretary	+61 8 9367 5211
Nicholas Bias, IR	+41 79 888 1642

Merrill Lynch International

Andrew Osborne	+44 20 7628 1000
Rupert Hume-Kendall	+44 20 7628 1000

Euroz Securities Limited

Doug Young	+61 8 9488 1400

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any securities or rights referred to in this announcement pursuant to the Rights Issue except on the basis of information in the Prospectus (including any supplement thereto) published by Aquarius in connection with the Rights Issue. Copies of the Prospectus are available from the Company's registered office during normal business hours.

This announcement is for information purposes only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for any securities in the capital of the Company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Aquarius.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch, Euroz or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

Both Merrill Lynch International and Euroz are acting exclusively for Aquarius and no one else in connection with the Placing and the Rights Issue and will not regard any other person (whether or not a recipient of announcement) as a client in relation to the Placing or the Rights Issue and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of either Merrill Lynch International or Euroz or for providing advice in relation to the Placing or the Rights Issue or any other matter referred to in this announcement.

No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by Aquarius, Merrill Lynch or Euroz. Other than in accordance with their legal or regulatory obligations, neither Aquarius nor Merrill Lynch International nor Euroz undertakes any duty to, and will not necessarily, release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aquarius' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law, the Australian Corporations Act, the ASX Listing Rules, the Prospectus Rules, the UK Listing Rules and the Disclosure and Transparency Rules, the JSE Listing Requirements and the South African Companies Act.

The distribution of this announcement and the offering of the Nil Paid Rights, the DI Nil Paid Rights and the Rights Issue Shares (collectively, the "**Securities**") in certain jurisdictions may be restricted by law. No action has been taken by Aquarius or Merrill Lynch or Euroz that would permit an offering of the Securities or possession or distribution of this announcement or any other offering or publicity material relating to the Securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Aquarius, Merrill Lynch and Euroz to inform themselves about, and to observe such restrictions.

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia), Canada or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute or form part of an offer or solicitation to purchase or subscribe for Securities in the United States, Canada or Japan or any jurisdiction in which such an offer or solicitation is unlawful. In particular, the Securities referred to in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "**Securities Act**") or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent

registration or an applicable exemption from, or in a transaction not subject to, the registration requirements under the Securities Act. Subject to certain exceptions, the Securities referred to in this announcement are being offered and sold only outside the United States in accordance with Regulation S under the Securities Act. No public offering of Securities of Aquarius will be made in the United States.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by Investments Commission or the Japanese Ministry of Finance; and the Securities have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada or Japan. Accordingly, the Securities may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada or Japan.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

Neither the content of Aquarius' website nor any website accessible by hyperlinks on Aquarius' website is incorporated in, or forms part of, this announcement.

The address of Merrill Lynch is Merrill Lynch Financial Centre, 2 King Edward Street, London, United Kingdom, EC1A 1HQ. The address for Euroz is 1 William Street, Perth, Western Australia, Australia, 6000.

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

30 April 2009

97.16 PER CENT ACCEPTANCE OF AQUARIUS' RIGHTS ISSUE

Aquarius Platinum Limited (**"Aquarius"** or the **"Company"**) announces that the 1 for 9 Rights Issue of 41,491,737 Rights Issue Shares at A$2.39, 115 pence or ZAR15.83 per Rights Issue Share closed for acceptances at 5.00 p.m. (AWST) on 29 April 2009 for Qualifying Australian Shareholders and their renouncees, 11.00 a.m. (London time) on 28 April 2009 for Qualifying DI Holders and their renouncees, 11.00 a.m. (London time) on 29 April for Qualifying Non-CREST Shareholders and their renouncees and 12.00 p.m. (CAT) on 29 April 2009 for Qualifying South African Shareholders and their renouncees.

Aquarius received valid acceptances in respect of 40,313,278 Rights Issue Shares, representing approximately 97.16% of the total number of Rights Issue Shares offered to Qualifying Shareholders pursuant to the fully underwritten Rights Issue.

Dealings in Rights Issue Shares, fully paid, commenced at 8.00 a.m. (London time) and 9.00 a.m. (CAT) today on the LSE and JSE and it is expected that the Rights Issue Shares will commence trading on ASX at 10.00 a.m. (AWST) on 7 May 2009.

In the case of Qualifying Australian Shareholders and their renouncees who validly take up their Nil Paid Rights, allotment confirmations are expected to be despatched on 6 May 2009. In the case of Qualifying UK Shareholders and their renouncees, New Depository Interests will be credited to the CREST stock accounts of the relevant Qualifying DI Holders (or their renouncees) who validly take up their DI Nil Paid Rights on 30 April 2009 and share certificates for the Rights Issue Shares will be despatched to Qualifying Non-CREST Shareholders (or their renouncees), who validly take up their Nil Paid Rights by no later than 7 May 2009. In the case of Qualifying South African Shareholders and their renouncees, accounts of Qualifying South African Dematerialised Shareholders (or their renouncees) will be updated and credited/debited in respect of Rights Issue Shares at their CSDP or broker on 30 April 2009 and share certificates for Rights Issue Shares will be despatched to Qualifying South African Shareholders (or their renouncees) who hold their Common Shares in certificated form on or about 4 May 2009.

In accordance with their underwriting obligations in respect of the Rights Issue, Merrill Lynch International (**"Merrill Lynch"**) and Euroz Securities Limited (**"Euroz"**) will be seeking subscribers for the remaining 1,178,459 Rights Issue Shares.

A further announcement as to the number of Rights Issue Shares for which acquirers have been procured and those (if any) which are to be acquired by Merrill Lynch and Euroz will be made in due course.

Unless otherwise defined in this announcement, capitalised terms shall have the meaning given to them in the Prospectus.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

Contacts

Aquarius Platinum Limited
Stuart Murray, CEO +27 11 455 2050
Willi Boehm, Company Secretary +61 8 9367 5211
Nicholas Bias, IR +41 79 888 1642

Merrill Lynch International
Andrew Osborne +44 20 7628 1000
Rupert Hume-Kendall +44 20 7628 1000

Euroz Securities Limited
Doug Young +61 8 9488 1400

Rand Merchant Bank, a division of FirstRand Bank Limited
Peter Hayward-Butt +27 11 282 8000
Carel Vosloo +27 11 282 8000

Lazard & Co., Limited
Peter Kiernan +44 20 7187 2000
Spiro Youakim +44 20 7187 2000

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any securities or rights referred to in this announcement pursuant to the Rights Issue except on the basis of information in the Prospectus (including any supplement thereto) published by Aquarius in connection with the Rights Issue. Copies of the Prospectus are available from the Company's registered office during normal business hours.

This announcement is for information purposes only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for any securities in the capital of the Company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Aquarius.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch, Euroz or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

Both Merrill Lynch International and Euroz are acting exclusively for Aquarius and no one else in connection with the Placing and the Rights Issue and will not regard any other person (whether or not a recipient of announcement) as a client in relation to the Placing or the Rights Issue and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of either Merrill Lynch International or Euroz or for providing advice in relation to the Placing or the Rights Issue or any other matter referred to in this announcement.

No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by Aquarius, Merrill Lynch or Euroz. Other than in

accordance with their legal or regulatory obligations, neither Aquarius nor Merrill Lynch International nor Euroz undertakes any duty to, and will not necessarily, release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aquarius' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law, the Australian Corporations Act, the ASX Listing Rules, the Prospectus Rules, the UK Listing Rules and the Disclosure and Transparency Rules, the JSE Listing Requirements and the South African Companies Act.

The distribution of this announcement and the offering of the Nil Paid Rights, the DI Nil Paid Rights and the Rights Issue Shares (collectively, the "**Securities**") in certain jurisdictions may be restricted by law. No action has been taken by Aquarius or Merrill Lynch or Euroz that would permit an offering of the Securities or possession or distribution of this announcement or any other offering or publicity material relating to the Securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Aquarius, Merrill Lynch and Euroz to inform themselves about, and to observe such restrictions.

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia), Canada or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute or form part of an offer or solicitation to purchase or subscribe for Securities in the United States, Canada or Japan or any jurisdiction in which such an offer or solicitation is unlawful. In particular, the Securities referred to in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "**Securities Act**") or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements under the Securities Act. Subject to certain exceptions, the Securities referred to in this announcement are being offered and sold only outside the United States in accordance with Regulation S under the Securities Act. No public offering of Securities of Aquarius will be made in the United States.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by Investments Commission or the Japanese Ministry of Finance; and the Securities have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada or Japan. Accordingly, the Securities may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada or Japan.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

Neither the content of Aquarius' website nor any website accessible by hyperlinks on Aquarius' website is incorporated in, or forms part of, this announcement.

The address of Merrill Lynch is Merrill Lynch Financial Centre, 2 King Edward Street, London, United Kingdom, EC1A 1HQ. The address for Euroz is 1 William Street, Perth, Western Australia, Australia, 6000.


AQUARIUS
PLATINUM LIMITED



Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration Number: EC 26290
Share code JSE: AQP
ISIN Code: BMG0440M1284
("**Aquarius**" or the "**Company**")

28 April 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

BOND DENOMINATION FOR FLOATING RATE SENIOR SECURED CONVERTIBLE BONDS

Bond denomination

Further to the announcement of 14 April 2009 regarding the availability of the preliminary offering circular ("**Offering Circular**") setting out details of the proposed issue, private placement and listing for up to ZAR650 million floating rate senior secured convertible bonds ("**Bonds**") (the "**Bond Issue**"), Aquarius announces that due to JSE system requirements the minimum denomination per Bond, originally ZAR1 million, will change to a smaller denomination of ZAR10,000 per Bond. As such, the number of shares into which an individual Bond can currently be converted into is 262, being ZAR10,000 divided by the initial conversion price of ZAR38.13 (the "**Conversion Price**") (a 25% premium to the base share price of ZAR30.51) and rounded down to the nearest one share. Where more than one Bond is converted by an investor, the number of shares into which the Bonds can be converted will be determined by dividing the aggregate principal amount of the Bonds being converted by that investor by the Conversion Price and rounding down to the nearest one share. The minimum subscription amount, and increments thereafter, will remain ZAR1 million. All other terms and conditions as set out in the Offering Circular are unchanged.

General

The Bond Issue will be managed by Rand Merchant Bank, a division of FirstRand Bank Limited ("**RMB**"). Participation in the Bond Issue will only be available to persons who may lawfully be, and are, invited to participate by RMB. Eligible Aquarius shareholders will be given the opportunity to subscribe for Bonds on the same terms as RMB and will be treated preferentially in the allocation process. To be eligible the shareholder must qualify to participate in the Bond Issue in accordance with the selling restrictions in the Offering

Circular or otherwise be entitled to participate in accordance with the laws of their jurisdiction as an exempt offeree without the requirement for a formal disclosure document being registered or issued in their jurisdiction. Allocation of the Bonds is expected to take place on or around 5 May 2009 and listing of the Bonds is expected to take place on or around 11 May 2009, subject to customary closing conditions.

RMB is acting as the sole manager and underwriter for the Bond Issue.

Contacts

Aquarius Platinum Limited:
Stuart Murray, CEO
Willi Boehm +61 (0)8 9367 5211
Nicholas Bias +41 (0)79 888 1642

Rand Merchant Bank:
Barry Martin +27 (0)11 282 8118
Justin Bothner +27 (0)11 282 4150
Email: AQP_convertible@rmb.co.za

*This announcement is not an invitation to the public to subscribe for, or purchase, the Bonds in any jurisdiction. The offering and placing of the Bonds is subject to offering restrictions and is not intended to constitute an offer to the public or a public offer for subscription for or purchase of the Bonds in any jurisdiction including South Africa, the United States of America, the United Kingdom, the European Economic Area, the Commonwealth of Australia and Japan, nor are the Bonds offered in or into any jurisdiction where it is illegal for the Bonds to be offered, made or accepted. Persons into whose possession the Offering Circular or any Bonds come must inform themselves about, and observe, any such restrictions. In particular the Bonds and the Common Shares into which the Bonds may be converted have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("**Regulation S**")). The Bonds will be offered and sold only in offshore transactions outside the United States in accordance with Regulation S and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to, or for the account or benefit of, US Persons.*

*In the United Kingdom this announcement is directed exclusively at persons falling within Article 19 ("**Investment professionals**") or Article 49 ("**high net worth companies, unincorporated associations etc.**") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to whom this announcement may otherwise be directed without contravention of Section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as "**Relevant Persons**"). This announcement must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.*

*In member states of the European Economic Area ("**EEA**"), this announcement and any offer if made subsequently is directed only at persons who are "**qualified investors**" within the meaning of Article 2(1)(e) of the Directive 2003/71/EC (the "**Prospectus Directive**")*

*("**qualified investors**"). Any person in the EEA who acquires the Bonds in any offer (an "**investor**") or to whom any offer of Bonds is made will be deemed to have represented and agreed that it is a qualified investor. Any investor will also be deemed to have represented and agreed that any Bonds acquired by it in the offer have not been acquired on behalf of persons in the EEA other than qualified investors or persons in the UK and other Member States (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis, nor have the Bonds been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Aquarius, Aquarius Platinum (South Africa) (Proprietary) Limited ("**AQPSA**") or RMB of a prospectus pursuant to Article 3 of the Prospectus Directive. Aquarius, AQPSA or RMB and any of their respective affiliates, and others will rely upon the truth and accuracy of the foregoing representations and agreements.*

This announcement is not intended to be nor does it constitute an offer for sale or subscription to the public as contemplated under Chapter VI of the South African Companies Act No. 61 of 1973. South African residents are permitted to acquire the Bonds in terms of, and in accordance with, the provisions of Section H of the South African Exchange Control Rulings as administered by the South African Reserve Bank.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful.

*Lazard & Co., Limited ("**Lazard**") is acting as financial adviser to Aquarius in connection with the Bond Issue and no-one else and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of Lazard or for providing advice in relation to the Bond Issue.*



AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE JOINT ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

27 April 2009

Zijin Irrevocable Undertaking to Vote in Favour of Offer for Ridge Mining plc

On 26 March 2009 Aquarius Platinum Limited ("Aquarius") and Ridge Mining plc ("Ridge") announced the possible acquisition of Ridge by Aquarius (the "Acquisition").

Aquarius is now pleased to announce that it has received an irrevocable undertaking to vote in favour of the Acquisition and the Scheme in respect of 18,423,000 Ridge Shares held by Gold Mountains (H.K.) International Mining Company Ltd (a wholly owned subsidiary of Zijin Mining Group Co. Ltd.). This irrevocable undertaking will lapse if a press announcement pursuant to Rule 2.5 of the Code in relation to Aquarius' firm intention to proceed with the Acquisition is not released by 15 May 2009, or if the Scheme does not become effective, lapses or is withdrawn.

In total, Aquarius has now received irrevocable undertakings in respect of 30,083,017 Ridge Shares (representing 32.7 per cent. of Ridge's issued ordinary share capital) to vote in favour of the Acquisition and the Scheme at the Court Meeting and the General Meeting, including those irrevocable undertakings received from Blackrock Investment Management (UK) Ltd. and the directors of Ridge.

Capitalised terms used but not otherwise defined in this announcement have the meaning given to them in the announcement dated 26 March 2009.

A copy of this announcement will be available on Aquarius' website (www.aquariusplatinium.com).

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

File # 82-

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Ridge
Francis Johnstone (Commercial Director)
Tel: +44 (0)20 7379 1474

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

THIS DOCUMENT DATED 22 APRIL 2009 IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000, as amended (the FSMA) if you are resident in the United Kingdom or, if you are not resident in the United Kingdom, from another appropriately authorised independent financial adviser.

This document is supplemental to, and must be read in conjunction with, the document published by Aquarius on 30 March 2009 in relation to the Placing of 46,330,000 Placing Shares at 180 pence per Placing Share and the 1 for 9 Rights Issue of up to 41,491,737 Rights Issue Shares at A$2.39, 115 pence or ZAR15.83 per Rights Issue Share (**Placing and Rights Issue Document**). The Placing Shares and the Rights Issue Shares are referred to herein as the New Common Shares. The Common Shares in issue at the date of the Placing and Rights Issue Document are referred to as the Existing Shares.

Save as disclosed in this document, since the publication of the Placing and Rights Issue Document there have been no significant new factors, material mistakes or inaccuracies relating to the information contained in the Placing and Rights Issue Document. To the extent there is any inconsistency between a statement in this document and a statement in the Placing and Rights Issue Document, the statement in this document shall prevail.

The Existing Shares are quoted and traded on the ASX. The Existing Shares have a secondary listing on the Official List of the UK Listing Authority and are admitted to trading on the London Stock Exchange's main market for listed securities and have a secondary listing on the JSE.

If you hold your Existing Shares on the UK Share Register and you sold or otherwise transferred all of your Existing Shares (other than ex-rights) in certificated form before 3 April 2009 (the **Ex-Rights Date**) please send this document and the Placing and Rights Issue Document, together with any Provisional Allotment Letter, if and when received, at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee, except that such documents should not be sent to any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including but not limited to the United States and the other Excluded Territories. If you hold Existing Shares on the UK Share Register and you sold or otherwise transferred only part of your Existing Shares (other than ex-rights) held in certificated form before the Ex-Rights Date, you should refer to the instruction regarding split applications set out in Part III of the Placing and Rights Issue Document and in the Provisional Allotment Letter if and when received. If you sold or otherwise transferred all or some of your Existing DIs before the Ex-Rights Date, a claim transaction will automatically have been generated by Euroclear UK which, on settlement, will credit the appropriate number of DI Nil Paid Rights to the purchaser or transferee.

This document, which comprises a supplementary prospectus prepared in accordance with the Prospectus Rules of the UK Listing Authority made under Part VI of the FSMA, has been approved by the Financial Services Authority (the **FSA**) in accordance with Section 85 of the FSMA. A copy of this document will be filed with the FSA in accordance with Rule 3.2 and 3.4 of the Prospectus Rules. This document will be made available to the public in accordance with Rule 3.2 and 3.4 of the Prospectus Rules.

A copy of the Placing and Rights Issue Document in English, the Form of Instruction and other requisite documentation, has been lodged with and registered by the South African Registrar of Companies on 31 March 2009, as required by section 146A of the South African Companies Act. Copies are available to Qualifying South African Shareholders from the registered office of the Company and the South African Transfer Secretaries at the address indicated on page 84 of the Placing and Rights Issue Document which is incorporated by reference herein. A copy of this document which supplements the Placing and Rights Issue Document and other requisite documentation will be lodged with and registered by the South African Registrar of Companies.


AQUARIUS
PLATINUM LIMITED

Aquarius Platinum Limited

(an exempted company incorporated under the laws of Bermuda under the Companies Act 1981 of Bermuda with Exempted Company Number EC 26290)
ARBN 087 577 893

Placing of 46,330,000 Placing Shares at 180 pence per Placing Share

1 for 9 Rights Issue of up to 41,491,737 Rights Issue Shares at A$2.39, 115 pence or ZAR15.83 per Rights Issue Share

Merrill Lynch International
Global Coordinator and Bookrunner

Euroz Securities Limited
Co-Lead Manager

Rand Merchant Bank
Merchant Bank and transaction sponsor

Lazard & Co., Limited
Financial Adviser

You should read the whole of this document, the Placing and Rights Issue Document and any document incorporated by reference in this document and the Placing and Rights Issue Document, in their entirety. Shareholders, DI Holders and any other persons contemplating a purchase of Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs should review the risk factors set out on pages 12 to 26 of the Placing and Rights Issue Document for a discussion of certain important risks, uncertainties and factors that should be considered when deciding on what action to take in relation to the Rights Issue and deciding whether or not to purchase Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs under or the Rights Issue.

The distribution of this document, the Placing and Rights Issue Document and/or the Entitlement and Acceptance Form, the Provisional Allotment Letter or the Form of Instruction and/or the transfer of Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs into an Excluded Territory may be restricted by law and therefore, persons into whose possession this document, the Placing and Rights Issue Document and/or any accompanying documents come should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of securities laws of such jurisdiction. In particular, subject to certain exceptions, this document, the Placing and Rights Issue Document and/or the Entitlement and Acceptance Form, the Provisional Allotment Letter, the Form of Instruction and any other such documents should not be distributed, forwarded to or transmitted in or into the United States or any other Excluded Territory or any other jurisdiction outside Australia, the UK or South Africa, where the extension or availability of the Rights Issue would breach any applicable law.

This document does not, and is not intended to, constitute or form part of any offer or invitation in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs, have not been and will not be registered under the US Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer in the United States.

Qualifying Australian Shareholders, Qualifying UK Shareholders and Qualifying South African Shareholders (other than, subject to certain exceptions, Restricted Shareholders) are able to participate in the Rights Issue pursuant to the terms and conditions of the Rights Issue applicable to them as set out in paragraphs 2, 3 and 4 of Part III of the Placing and Rights Issue Document.

Both Merrill Lynch International and Euroz are acting exclusively for Aquarius and no one else in connection with the Placing and the Rights Issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Placing or the Rights Issue and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of either Merrill Lynch International or Euroz or for providing advice in relation to the Placing or the Rights Issue or any other matter referred to in this document or the Placing and Rights Issue Document. Apart from the responsibilities and liabilities, if any, which may be imposed on Merrill Lynch International by the FSMA or the regulatory regime established thereunder, Merrill Lynch International accepts no responsibility whatsoever and makes no warranty express or implied for the contents of this document, including its currency, accuracy, reliability, timeliness, continued availability, correctness, completeness or verification or for any other statement made or purported to be made by it, its affiliates, officers, employees or advisers, or on its behalf, in connection with Aquarius, the Placing or the Rights Issue (**Information**), and any information provided by Merrill Lynch International in respect of the Placing or the Rights Issue is provided merely as a conduit for the Company and nothing contained in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Each of Merrill Lynch International and Euroz accordingly disclaims to the maximum extent permitted by applicable law all and any responsibility or liability whether arising in tort, contract or otherwise and whether arising as a result of any omission from, or inadequacy or inaccuracy in, the Information or the distribution, responsibility or possession or use of the Information in or from any jurisdiction which they might otherwise have in respect of this document or any such statement.

Euroz, its affiliates, and their respective employees, officers, directors and representatives (together **Euroz Parties**) have not had any involvement in the preparation of this document and have not authorised or caused the issue of this document. The Euroz Parties have not made, and do not make, any recommendation, promise, representation or warranty, express or implied, in this document or otherwise with respect to Aquarius, the Placing, the Rights Issue, the Placing Shares, the Nil Paid Rights, the DI Nil Paid Rights, the Rights Issue Shares and the New DIs or any other matter related to or in connection with them. To the maximum extent permitted by law, the Euroz Parties are not responsible for, and disclaim any liability howsoever arising from, the contents of this document (including its currency, accuracy, reliability, timeliness, continued availability, completeness), any loss, damage or expense arising from the use of this document or its contents, the Placing, the Rights Issue, or any other matter related to them or any statements made by any person in connection with them. The Euroz Parties make no representation to any person regarding the legality of an investment in Aquarius, the Placing Shares, the Rights Issue Shares or the New DIs held by such person under any investment or any other laws or regulations.

Lazard is acting exclusively for Aquarius and for no one else in connection with the Possible Acquisition and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Possible Acquisition and will not be responsible to any other person for providing the protection afforded to its clients, or for providing advice in connection with the Possible Acquisition or contents of this document or any other matter referred to in this document or the Placing and Rights Issue Document.

The offer of Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs under the Rights Issue and any related issue (as defined in Section 708AA and Section 708A of the Australian Corporations Act) is being made, and the offer of Placing Shares under the Placing was made, in Australia pursuant to Section 708, Section 708AA and Section 708A of the Australian Corporations Act without disclosure to investors under Part 6D.2 of the Australian Corporations Act. The Placing and Rights Issue Document was lodged with ASX on 31 March 2009 and this document will be lodged with ASX on or around 22 April 2009. ASX takes no responsibility for the contents of this document and the Placing and Rights Issue Document or for the merits of the investment to which this document and the Placing and Rights Issue Document relate.

This document is not a supplementary prospectus for the purposes of the Australian Corporations Act and may not contain all of the information that an Australian investor may find in a supplementary prospectus prepared in accordance with the Australian Corporations Act which may be required in order to make an informed investment decision regarding, or about the rights attaching to the Rights Issue Shares or New DIs. Nevertheless, this document contains important information and requires the immediate attention of Australian investors. Australian investors should also refer to the Rights Issue Cleansing Notice lodged with ASX on 26 March 2009 and the Placing and Rights Issue Document. If you are in any doubt as to how to deal with this document, you should consult your professional adviser as soon as possible.

This document is not a prospectus within the meaning of the South African Companies Act but is a document which supplements the Placing and Rights Issue Document. The Placing and Rights Issue Document is a circular as defined in the JSE Listing Requirements.

Shareholders and other recipients of this document are advised to also read and consider the Placing and Rights Issue Document and the documents available for inspection referred to on page 202 of the Placing and Rights Issue Document which is incorporated by reference herein before taking any action. Any action taken shall be deemed to have been taken on the basis of the information contained in this document and the Placing and Rights Issue Document.

Application has been made to ASX for quotation of the Placing Shares on ASX and trading on ASX in the Placing Shares commenced at 10.00 a.m. (AWST) on 2 April 2009. Application has been made to ASX for quotation of the Rights Issue Shares. It is expected that trading on the ASX in the Rights Issue Shares will commence at 10.00 a.m. (AWST) on 7 May 2009.

Application has been made to the UK Listing Authority and to the London Stock Exchange for the Placing Shares to be admitted to the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, respectively. Admission became effective and dealings on the London Stock Exchange in the Placing Shares commenced at 8.00 a.m. (London time) on 31 March 2009. In addition, application has been made to the UK Listing Authority and to the London Stock Exchange for the Rights Issue Shares to be admitted to the Official List of the UK Listing Authority and to trading on the main market for listed securities on the London Stock Exchange, respectively. Admission became effective and dealings on the London Stock Exchange in the Rights Issue Shares (nil paid) commenced at 8.00 a.m. (London time) on 3 April 2009.

Application has been made to the JSE for the Placing Shares to be admitted to listing and trading on the Main Board of the JSE. Admission became effective and dealings on the JSE in the Placing Shares commenced at 9.00 a.m. (CAT) on 31 March 2009. Application has been made to the JSE for the Rights Issue Shares to be admitted to listing and trading on the Main Board of the JSE. It is expected that admission will become effective and that dealings on the JSE in the Rights Issue Shares (on a deferred settlement basis) will commence at 9.00 a.m. (CAT) on 21 April 2009 and in the Rights Issue Shares (fully paid) will commence at 9.00 a.m. (CAT) on 30 April 2009.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority (**BMA**) for the issue and transfer of the shares of the Company up to the amount of its authorized capital from time to time and of other securities of the Company to and between non-residents of Bermuda for exchange control purposes provided its Common Shares remain listed on an appointed stock exchange, which includes ASX, the LSE and JSE. The Placing and Rights Issue Document has been filed with the Bermuda Registrar of Companies and this document will also be filed with the Bermuda Registrar of Companies in accordance with Bermuda law. In granting such consent and in accepting this document for filing, neither the BMA nor the Bermuda Registrar of Companies accept any responsibility for financial soundness or the correctness of any of the statements made or opinions expressed in the Placing and Rights Issue Document.

Each of Merrill Lynch International and Euroz may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares, New DIs, and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, neither Merrill Lynch International nor Euroz proposes to make any public disclosure in relation to such transactions.

Except as otherwise indicated, terms have the meaning ascribed to them in Part XIV of the Placing and Rights Issue Document.

The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Rights Issue Shares or New DIs, or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

Subject to certain exceptions, this document and the Placing and Rights Issue Document do not constitute an offer of Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs to any person with a registered address or who is located in the United States. The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs have not been and will not be registered under the relevant laws of any state, province or territory of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States, except pursuant to an applicable exemption. Therefore, subject to certain exceptions, the Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction have not been sent to, nor have any Nil Paid Rights or DI Nil Paid Rights been credited to a stock account in the Australian Share Register, the South African Share Register, CREST or Strate on behalf of any Shareholder with a registered address in the United States.

In addition, until 40 days after the commencement of Rights Issue, an offer, sale or transfer of the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the US Securities Act.

Merrill Lynch International and Euroz may arrange for the offer of Rights Issue Shares not taken up in the Rights Issue only outside of the United States in reliance on Regulation S under the US Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTRED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING, NEITHER DOES ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEAN THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

General Notice

Any reproduction or distribution of this document, the Placing and Rights Issue Document and/or any Entitlement and Acceptance Form, Provisional Allotment Letter or Form of Instruction, in whole or in part, and any disclosure of its contents or use of any information contained in this document or the Placing and Rights Issue Document for any purpose other than considering an investment in the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs is prohibited. By accepting delivery of this document or otherwise accessing this document, each offeree of the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs agrees to the foregoing.

None of the Company, Merrill Lynch International, Euroz, or any of their respective representatives, is making any representation to any offeree or purchaser of the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs regarding the legality of an investment in the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs by such offeree or purchaser under the laws applicable to such offeree or purchaser.

The information in this document is not financial product advice and does not take into account your investment objectives, financial situation or particular needs. It is important that you read this document and the Placing and Rights Issue Document carefully and in their entirety before deciding on a particular course of action. In particular, you should consider the risk factors contained in the Placing and Rights Issue Document that could affect the performance of the Aquarius Group. You should carefully consider these risks in light of your personal circumstances (including financial and taxation issues) and seek professional guidance from your accountant, stockbroker or other professional adviser before deciding what to do.

TABLE OF CONTENTS

	Page
SUPPLEMENTARY SUMMARY	5
IMPORTANT INFORMATION	6
PART I SUPPLEMENTARY INFORMATION—RESULTS FOR THE QUARTER ENDED 31 MARCH 2009	14
PART II ADDITIONAL INFORMATION	45

SUPPLEMENTARY SUMMARY

This document is supplemental to, and should be read in conjunction with, the Placing and Rights Issue Document.

Following the publication of the Placing and Rights Issue Document on 30 March 2009, on 21 April 2009 Aquarius published its production results and unaudited consolidated financial statements for the quarter ended 31 March 2009 (the **Q3 Results**). Aquarius and the Directors regard the Q3 Results to be a significant new factor relating to the information contained in the Placing and Rights Issue Document and, accordingly, have prepared and published this document in accordance with section 87G of the FSMA, the Prospectus Rules and the Listing Rules. Save as disclosed in this document, there is no other information that is required to be disclosed in this document pursuant to section 87G of the FSMA.

Any decision to invest in Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs should be based on a consideration of the Placing and Rights Issue Document, this document and the documents incorporated by reference, as a whole.

Where a claim relating to information contained in, or incorporated by reference into, this document is brought before a court, a plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating this document before legal proceedings are initiated. Under the Prospectus Directive, in each member state of the European Economic Area ("EEA"), civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document and with the Placing and Rights Issue Document (including information incorporated by reference in this document and the Placing and Rights Issue Document).

The summary below supplements the paragraph entitled "Current Trading and Prospects" of the "Summary" section of the Placing and Rights Issue Document.

Copies of this document, the Placing and Rights Issue Document and certain other documents referred to herein and in the Placing and Rights Issue Document will be on display during normal business hours for a period of 12 months following the date of publication of this document at Aquarius' registered office and at the offices of Linklaters LLP in London.

Current Trading and Prospects

Since December 2008, the outlook has improved for the Aquarius Group as a whole. PGM prices have improved from the lows experienced in the six months ended 31 December 2008. At 31 March 2009 platinum closed at US$1,124 per ounce, up 24 per cent. from the closing price in December 2008. Palladium closed at US$215 per ounce and rhodium closed at US$1,175 per ounce on 31 March 2009.

Aquarius published its production and financial results for the quarter ended 31 March 2009 on 21 April 2009. The total on mine production for the quarter ended 31 March 2009 is 194,424 PGM ounces of which 97,212 PGM ounces are attributable to Aquarius. Aquarius anticipates improvement in production and reductions in operating costs during the second half of the current financial year which will help further expand margins.

Aquarius' consolidated earnings for the quarter ended 31 March 2009 was a net profit of US$6.5 million (US$0.02 per Common Share). The cash profit for the quarter ended 31 March 2009 was $14.2 million. This is a significant improvement from the quarter ended 30 September 2008 and the quarter ended 31 December 2008 which recorded losses of US$21.5 million and US$48.5 million respectively. This March quarter result has also benefited from improving PGM prices.

IMPORTANT INFORMATION

Withdrawal rights

Qualifying Australian Shareholders (or their renouncees) and Qualifying South African Shareholders (or their renouncees) are reminded of their withdrawal rights in respect of the Rights Issue and Qualifying UK Shareholders (or their renouncees) are reminded of their statutory withdrawal rights in respect of the Rights Issue pursuant to section 87Q(4) of the FSMA, which arise upon the publication of this document.

As also set out in paragraphs 2.6 (*for Qualifying Australian Shareholders*), 3.3 (*for Qualifying UK Shareholders*) and 4.8 (*for Qualifying South African Shareholders*) of Part III of the Placing and Rights Issue Document, persons wishing to exercise or direct the exercise of withdrawal rights after the issue by Aquarius of this document must do so by lodging a written notice of withdrawal so as to be received no later than two business days after the date on which this document was published.

The withdrawal notice sent by Qualifying Australian Shareholders (or their renouncees) must include the full name and address of the person wishing to exercise such withdrawal rights and must be deposited in each case by post, by hand or facsimile with Computershare Investor Services Pty Ltd at GPO Box D182, Perth, WA, 6000, Australia for withdrawals by post or Level 2, 45 St Georges Terrace, Perth WA for withdrawals by hand or on +61 8 9323 2033 for withdrawals by facsimile. Notice of withdrawal given by any other means or which is deposited with or received by Computershare Investor Services Pty Ltd after the expiry of such period will not constitute a valid withdrawal.

The withdrawal notice sent by Qualifying UK Shareholders (or their renouncees) must include the account number and the full name and address of the person wishing to exercise such right of withdrawal (and if such person holds the relevant entitlements in CREST, that person's participant ID and member account ID), and must be deposited in each case by post, by hand or facsimile with Computershare Investor Services PLC at Corporate Actions Projects, Bristol BS99 6AH for withdrawals by post or by hand to Computershare Investor Services PLC, The Pavillions, Bridgwater Road, Bristol B S13 8AE or on 0870 703 6112 for withdrawals by facsimile. Notice of withdrawal given by any other means or which is deposited with or received by Computershare Investor Services PLC after expiry of such period will not constitute a valid withdrawal.

The withdrawal notice sent by Qualifying South African Shareholders (or their renouncees) must include the full name and address of the person wishing to exercise such withdrawal rights and must be deposited in each case by post or by hand with Computershare Investor Services (Pty) Limited of PO Box 61051, Marshalltown, 2107, Johannesburg South Africa for withdrawals by post or of 70 Marshall Street, Johannesburg, 2001. Notice of withdrawal given by any other means or which is deposited with or received by Computershare Investor Services (Pty) Limited after the expiry of such period will not constitute a valid withdrawal.

Furthermore, the exercise of withdrawal rights will not be permitted after payment by the relevant person in respect of the Rights Issue Shares (or New DIs, as the case may be) in full and allotment of the Rights Issue Shares (or New DIs, as the case may be) to such person becoming unconditional. In such circumstances, Shareholders are advised to consult their professional advisers.

Restriction on transfers between the Australian Share Register, the UK Share Register and the South African Share Register

Restrictions on transfers between the Australian Share Register, the UK Share Register and the South African Share Register (as described at page 27 of the Placing and Rights Issue Document which is incorporated by reference herein) remain in place until 9 a.m. (London time), 4.00 p.m. (AWST) and 9.00 a.m. (CAT) on 7 May 2009. Accordingly, Shareholders will not be able to transfer their Common Shares (or Nil Paid Rights, as appropriate) between the Registers during these times.

Sources of information

The consolidated financial information for the quarter ended 31 March 2009 has not been audited or reviewed. In addition, the Q3 Results have been prepared by Aquarius' management pursuant to, and in accordance with, internal financial reporting systems supporting the preparation of financial statements and production results. The Q3 Results have been approved by Aquarius' management in accordance with Aquarius' standard policy with respect to the release of interim unaudited and unreviewed financial statements and production results.

Investors should ensure that they read the whole of this document and the documents incorporated by reference herein and should not rely solely on key information or information summarised within it.

Presentation of information and rounding

Unless the context otherwise requires, references in this document to the "Group" or "Aquarius Group" are to Aquarius and its respective subsidiaries and subsidiary undertakings and, where the context requires, its respective associated undertakings as constituted following completion of the Possible Acquisition. Therefore, references to the Aquarius Group in such cases shall be deemed to refer to the Enlarged Aquarius Group.

Certain figures included in this document have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding. Percentages in tables have also been rounded and accordingly may not add up to 100 per cent.. In addition, certain percentages presented in the tables in this document reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Aquarius' website is www.aquariusplatinum.com and this document is available on that website. The information on that website (other than the information incorporated by reference into this document), any website mentioned in this document or any directly or indirectly linked to these websites has not been verified and is not incorporated by reference into this document and investors should not rely on it.

Currencies

In this document and the information incorporated by reference into this document, references to "Australian dollars", "AUD" or "A$" are to the lawful currency of Australia, references to "£", "British pounds", "Sterling", "GBP" or "pence" are to the lawful currency of the United Kingdom, references to "R", "Rand" or "ZAR" are to the lawful currency of South Africa and references to "US dollars", "US$", "US¢" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated in this document and/or the information incorporated by reference into this document, the financial information contained in this document and the information incorporated by reference into this document has been presented in US dollars.

In addition, solely for convenience, this document and certain of the information incorporated by reference into this document contain translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate, and translations into US dollar amounts that have been calculated at 31 March 2009 may not correspond to the US dollar amounts shown in the historic or future financial statements of Aquarius in respect of which different exchange rates may have been, or may be, used.

Exchange Rate Information

Unless otherwise stated in this document, the exchange rates used in this document are the exchange rates on 31 March 2009 as follows:

US$/£	1/0.7038
US$/A$	1/1.4637
US$/ZAR	1/9.7205

Own investigation

In considering whether to participate in or exercise any withdrawal rights as regards the Rights Issue, Shareholders and other persons must rely on their own examination, analysis and enquiry of Aquarius and the terms of the Rights Issue, including the merits and risks involved. The Rights Issue Shares and New DIs have not been recommended by any US federal or state securities commission or regulator authority. Furthermore, such authorities have not confirmed the accuracy or determined the adequacy of this document, the Placing and Rights Issue Document, the Entitlement and Acceptance Form, the Provisional Allotment Letter or the Form of Instruction. Any representation to the contrary is a criminal offence in the US. None of Aquarius, Merrill Lynch International, Euroz, or any of their respective representatives, is making any representation to any person regarding the legality or advisability of an investment in the securities of Aquarius and related and other securities and instruments (including the Placing Shares, Nil

Paid Rights, DI Nil Paid Rights, Rights Issue Shares, New DIs, the Entitlement and Acceptance Forms, Provisional Allotment Letters or Forms of Instruction) by such Shareholder under the laws applicable to such Shareholder. The contents of this document should not be construed as legal, financial, accounting, tax or professional advice. Each Shareholder and other investor should consult with his or her own advisers as to legal, tax, business, financial and related aspects of participation in the Rights Issue.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by the Company. Subject to FSMA, the UK Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules, neither delivery of this document nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Aquarius Group since the date of this document or that the information in it is correct as at any subsequent date.

In accepting delivery of this document or otherwise accessing this document, each Shareholder and other investor acknowledges that: (i) they have not relied on Merrill Lynch International or Euroz or any person affiliated with either Merrill Lynch International or Euroz in connection with any investigation of the accuracy of any information contained in this document or their investment decision; and (ii) they have relied only on the information contained in this document, and that no person has been authorised to give any information or to make any representation concerning the Company or its subsidiaries or the Common Shares (other than as contained in this document) and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Company, Merrill Lynch International or Euroz.

Merrill Lynch International, which is authorised and regulated in the UK by the FSA, and Euroz, are each acting for Aquarius and no one else in connection with the Placing and Rights Issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Placing and Rights Issue and will not be responsible to anyone other than Aquarius for providing protections afforded to its respective clients or for providing advice in relation to the Placing and Rights Issue or any matters referred to in this document or the Placing and Rights Issue Document.

Apart from the responsibilities and liabilities, if any, which may be imposed on Merrill Lynch International by the FSMA or the regulatory regime established thereunder, Merrill Lynch International and Euroz do not accept any responsibility whatsoever, and make no representation or warranty, express or implied for, the contents of this document, including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on behalf of it, in connection with Aquarius, the Placing, Rights Issue, Nil Paid Rights, DI Nil Paid Rights, New Common Shares and New DIs, and nothing in this document is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Merrill Lynch International and Euroz accordingly each disclaims, to the fullest extent permitted by applicable law, all and any liability whatsoever, whether arising in tort, contract or otherwise which it might otherwise have in respect of this document or any such statement.

Neither Merrill Lynch International, nor Euroz, nor any person acting on behalf of any of them, accepts any responsibility or obligation to update, review or revise the information in this document or to publish or distribute any information which comes to its or their attention after the date of this document, and the distribution of this document shall not constitute a representation by Merrill Lynch International or Euroz, or any such person, that this document will be updated, reviewed or revised or that any such information will be published or distributed after the date hereof.

Each of Merrill Lynch International, Euroz and any affiliate thereof acting as an investor for its or their own account(s) may subscribe for, retain, purchase or sell the Entitlement and Acceptance Forms, Provisional Allotment Letters, Forms of Instruction, Nil Paid Rights, DI Nil Paid Rights, New Common Shares and/or New Depository Interests for its or their own account(s) and may offer or sell such securities otherwise than in connection with the Placing and/or Rights Issue. Accordingly, references in this document to securities being offered or placed should be read as including any offering or placement of New Common Shares (or New Depository Interests) to Merrill Lynch International, Euroz or their affiliates acting in such capacity. The aforementioned entities do not intend to disclose the extent of any such investments or transactions otherwise than in accordance with any applicable legal or regulatory requirements.

Merrill Lynch International and Euroz may engage in trading activity other than, to the extent prohibited under applicable law and regulation to hedge commitments under the Placing and Rights Issue

Underwriting Agreement or otherwise. Such activity may include purchases and sales of securities of Aquarius and related and other securities and instruments (including the Nil Paid Rights, DI Nil Paid Rights, New Common Shares and/or New DIs). Except as required by applicable law or regulation, neither Merrill Lynch International nor Euroz proposes to make any public disclosure in respect of such transactions.

Forward-looking statements

The statements contained in this document, the Placing and Rights Issue Document and the information incorporated by reference in this document and the Placing and Rights Issue Document that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Aquarius' control and all of which are based on Aquarius' current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These forward-looking statements and other statements contained in this document, the Placing and Rights Issue Document and the information incorporated by reference in this document and the Placing and Rights Issue Document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Aquarius Group. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. Please refer to "Risk Factors" set out on pages 12 to 26 of the Placing and Rights Issue Document for further information in this regard.

The forward-looking statements contained in this document speak only as of the date of this document. Other than in accordance with their legal or regulatory obligations, neither Aquarius nor Merrill Lynch International nor Euroz undertakes any duty to, and will not necessarily, release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aquarius' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law, the Australian Corporations Act, the ASX Listing Rules, the Prospectus Rules, the UK Listing Rules and the Disclosure and Transparency Rules, the JSE Listing Requirements and the South African Companies Act.

You are advised to read this document, the Placing and Rights Issue Document and the information incorporated by reference in this document and the Placing and Rights Issue Document in their entirety, and, in particular the Supplementary Summary and Part I of this document and the Summary, Risk Factors, Part IV and Part V of the Placing and Rights Issue Document for a further discussion of the factors that could affect the Aquarius Group's future performance and the industries and markets in which it operates. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document, the Placing and Rights Issue Document and/or the information incorporated by reference in this document and the Placing and Rights Issue Document may not occur. Investors should note that the contents of these paragraphs relating to forward-looking statements are not intended to qualify the statements made as to sufficiency of working capital in this document and the Placing and Rights Issue Document.

Notice to investors in the United States

Subject to certain exceptions, neither this document, the Placing and Rights Issue Document nor the Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction constitute, or will constitute, or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or acquire, the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs to any Shareholder with a registered address in, or who is located in, the United States. If you are in the United States, you may not exercise your Nil Paid Rights or DI Nil Paid Rights and/or acquire any Rights Issue Shares or New DIs offered hereby unless you are a qualified institutional buyer as defined in Rule 144A under the US Securities Act (a **QIB**). The Company reserves the right to deliver the Nil Paid Rights and the DI Nil Paid Rights to, and the Rights Issue Shares and New DIs may be offered to and acquired by, a limited number of Shareholders in the United States reasonably believed to be QIBs, in offerings exempt from or in a transaction not subject to, the registration requirements of the US Securities Act. The Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs being offered outside the United States are being offered in reliance on Regulation S. If you are a QIB, in order to exercise your Nil Paid Rights or

DI Nil Paid Rights, and/or acquire any Rights Issue Shares or New DIs upon the taking up of Nil Paid Rights or DI Nil Paid Rights, you must sign and deliver an investor letter in the form provided to you by the Company.

If you sign such an investor letter, you will be, amongst other things:

- representing that you and any account for which you are acquiring the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs are a QIB;
- agreeing not to reoffer, sell, pledge, or otherwise transfer the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs, except:
  - in accordance with Rule 144A to a person that you and any person acting on your behalf reasonably believe is a QIB purchasing for its own account or the account of a QIB; or
  - in an offshore transaction in accordance with Rule 904 of Regulation S under the US Securities Act; or
  - with respect to the Rights Issue Shares or New DIs only, pursuant to Rule 144 under the US Securities Act (if available), and, in each case, in compliance with any applicable securities law of any state or other jurisdiction of the United States; and
- agreeing that for so long as the Rights Issue Shares or New DIs are restricted securities not to deposit the Rights Issue Shares or New DIs into any unrestricted American depository receipt facility, unless they have been registered pursuant to an effective registration statement under the US Securities Act.

No representation has been, or will be, made by the Company, Merrill Lynch International or Euroz as to the availability of Rule 144 under the US Securities Act or any other exemption under the US Securities Act or any state securities laws for the reoffer, pledge or transfer of the Rights Issue Shares or New DIs.

Any envelope containing an Entitlement and Acceptance Form, Provisional Allotment Letter, and/or Form of Instruction and post-marked from the United States will not be valid unless it contains a duly executed investor letter in the appropriate form as described above. Similarly, any Entitlement and Acceptance Form, Provisional Allotment Letter, Form of Instruction and/or Letter of Allocation in which the exercising holder requests Rights Issue Shares to be issued in registered form and gives an address in the United States will not be valid unless it contains a duly executed investor letter.

The payment paid in respect of Entitlement and Acceptance Forms, Provisional Allotment Letters, Forms of Instruction and/or Letters of Allocation that do not meet the foregoing criteria will be returned without interest.

Any person in the United States who obtains a copy of this document or the Placing and Rights Issue Document and who is not a QIB is required to disregard it.

Notice to investors in Canada

The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs have not been and will not be registered under the securities legislation of any province or territory of Canada. Subject to certain exceptions, none of the Entitlement and Acceptance Forms, the Provisional Allotment Letters and/or Forms of Instruction, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs will be directly or indirectly offered for subscription or purchase, taken up, sold, delivered, renounced or transferred in or into Canada. Therefore, subject to certain exceptions, the Rights Issue has not been made within Canada and the Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction have not been sent to, nor have any Nil Paid Rights or New DI Nil Paid Rights been credited to a stock account in the Australian Share Register, CREST or Strate on behalf of any Shareholder with a registered address in Canada.

Notice to investors in Japan

The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the **FIEL**). This document is not an offer of securities for sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organised under the laws of Japan) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption

from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. Therefore, subject to certain exceptions, the Rights Issue has not been made within Japan and Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction have not been sent to, nor have any Nil Paid Rights or DI Nil Paid Rights been credited to a stock account in the Australian Share Register, CREST or Strate on behalf of any Shareholder with a registered address in Japan.

Notice to investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**) (except for the United Kingdom) an offer to the public of Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs may not be made in that Relevant Member State other than the offers contemplated in this document in the United Kingdom once this document has been approved by the FSA except that an offer to the public in that Relevant Member State of any Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch International and Euroz for any such offer; or

(iv) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs shall result in a requirement for the publication by the Company, Merrill Lynch International or Euroz of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs to be offered so as to enable an investor to decide to purchase any Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to investors in Switzerland

The Placing and Rights Issue Document does not constitute a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the SWX Swiss Exchange. The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs have not been listed on the SWX Swiss Exchange and, therefore, this document does not comply with the disclosure standards of the Listing Rules of the SWX Swiss Exchange. Accordingly, the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs may not be offered to the public in or from Switzerland, but may be offered only to a selected and limited group of investors, who do not subscribe for the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs with a view to distribution to the public. Investors may be individually approached by Merrill Lynch International or Euroz from time to time. This document is personal to each offeree and does not constitute an offer to any other person. This document may only be used by those persons to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the Company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to investors in Singapore

The Placing and Rights Issue Document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document, the Placing and Rights Issue Document and any other document or material in connection with the offer or sale, or invitation for acquisition, of the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs may not be circulated or distributed, nor may the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares, or New DIs be offered or sold, or be made the subject of an invitation for acquisition, whether directly or indirectly, to persons in Singapore other than (i) holders of Existing Shares pursuant to Section 273(1)(cd) of the Securities and Futures Act, Chapter 289 of Singapore or (ii) otherwise pursuant to, and in accordance with, the conditions of an exemption under any provision of Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore.

Notice to investors in Dubai

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (**DFSA**). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs may be illiquid and/or subject to restrictions on their resale. Prospective investors should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial advisor.

Profit Forecast

No statement in this document (or the Placing and Rights Issue Document) is intended as a profit forecast or a profit estimate and no statement in this document (or the Placing and Rights Issue Document) should be interpreted to mean that earnings per Common Share for the current or future financial years would necessarily match or exceed the historical published earnings per Common Share.

Where to find Help

Part II of the Placing and Rights Issue Document answers some of the questions most often asked by shareholders about rights issues. If you have further questions, please telephone the Shareholder Helpline on the numbers set out below. This helpline is available from 9.00 a.m. to 5.00 p.m. (AEST, London time and CAT, respectively) Monday to Friday (except bank holidays) and will remain open until the Closing Date.

Shareholder Helpline for Shareholders on the Australian Share Register

1300 749 865 (from inside Australia)

+61 3 9415 4663 (from outside Australia)

Shareholder Helpline for Shareholders on the UK Share Register

0870 889 3193 (from inside the United Kingdom)

+44 870 889 3193 (from outside the United Kingdom)

Shareholder Helpline for Shareholders on the South African Share Register

0800 202 361 (from inside South Africa)

+27 11 373 0004 (from outside South Africa)

Please note that, for legal reasons, the Shareholder Helpline will only be able to provide information contained in this document and information relating to Aquarius' register of members and will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

PART I
SUPPLEMENTARY INFORMATION—RESULTS FOR THE QUARTER ENDED 31 MARCH 2009

Aquarius published its Q3 Results on 21 April 2009. The full text of the Q3 Results is set out below without adjustment. This supplements the information provided in the Placing and Rights Issue Document, including the paragraph entitled "Current Trading and Prospects" in Part I of the Placing and Rights Issue Document.

Except as otherwise defined in the Q3 Results, capitalised terms used in the Q3 Results have the meanings given to them in Part XIV of the Placing and Rights Issue Document, which is incorporated by reference in this document.

AQUARIUS PLATINUM
THIRD QUARTER 2009 FINANCIAL & PRODUCTION RESULTS

Highlights of the Quarter

- Attributable production 97,212 PGM ounces. A solid performance despite 10 fewer shifts (14%) in South Africa and suspension of operations at Everest Mine. Excellent operational and safety performance at Mimosa.
- Group cash costs steady quarter on quarter.
- PGM prices improved through quarter, results aided by weaker Rand US Dollar exchange rate.
- Gross "cash" profit for the quarter $14.2 million.
- Net profit for the quarter was $6.5 million, reversing losses of prior two quarters.
- Successful capital raising negotiated including a placement of 46.3 million shares raising £83.4 million, an underwritten rights issue of £47.7 million in progress and a fully underwritten convertible note issue of ZAR500 million.

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said "*The calendar quarter to March is traditionally the lowest average quarterly production for our South African operations because it includes the Christmas and New Year holiday periods. Factoring in 14% fewer shifts than the previous quarter, what at first glance appears to be a quarter of lower production and flat costs actually reveals some good improvements at the operations for the third quarter in a row both in terms of production and costs due to underlying improvements in efficiencies.*

The quarter is however, singularly characterised by the successful equity placing that we undertook in March, and the ongoing associated rights issue and convertible bond processes. It was very encouraging to see such good demand for the new equity and correspondingly the confidence that shareholders have placed in Aquarius' future. Funds will be applied with diligence to retiring existing debt, redeveloping the Everest Mine and indeed to new projects once the acquisition of Ridge completes. I would like to take this opportunity to thank shareholders, both old and new for their support of our business."

P&SA1 at Kroondal

- PGM production of 104,920 PGM ounces (Aquarius attributable 52,460 PGM ounces), a modest 4% decrease compared to the previous quarter.
- Effective cash margin was 38%

P&SA2 at Marikana

- PGM production of 38,851 PGM ounces (Aquarius attributable: 19,426 PGM ounces), an 8% decrease compared to the previous quarter before adjusting for 14% fewer shifts.
- Effective cash margin was 26%

Mimosa

- PGM production up 7% quarter-on-quarter to 46,278 PGM ounces (Aquarius attributable 23,139 PGM ounces) compared to the previous quarter.
- Cash margin for the quarter reduced to 24% due to increased costs and negative sales adjustments.

CTRP

- PGM production of 1,587 PGM ounces (Aquarius attributable: 793 PGM ounces), an 11% decrease compared to the previous quarter
- Effective cash margin increased to 53% compared to −2% in the previous quarter

Platinum Mile

- PGM production of 2,788 PGM ounces (Aquarius attributable: 1,394 PGM ounces), a 10% decrease compared to the previous quarter due to commissioning difficulties with the fine grind mills.
- Effective cash margin of 26%

Production by Mine

	Quarter Ended			
PGMs (4E)	Jun 2008	Sep 2008	Dec 2008	Mar 2009
Kroondal	83,062	101,731	109,707	104,920
Marikana	28,416	38,883	42,451	38,851
Everest*	31,327	32,365	31,703	—
Mimosa	38,517	43,638	43,232	46,278
CTRP	2,044	1,764	1,784	1,587
Platinum Mile	5,035	5,983	3,103	2,788
Total	**188,401**	**224,364**	**231,980**	**194,424***

Production by Mine Attributable to Aquarius

	Quarter Ended			
PGMs (4E)	Jun 2008	Sep 2008	Dec 2008	Mar 2009
Kroondal	41,531	50,866	54,854	52,460
Marikana	14,208	19,442	21,226	19,426
Everest*	31,327	32,365	31,703	—
Mimosa	19,258	21,819	21,616	23,139
CTRP	1,022	882	892	793
Platinum Mile	2,517	2,992	1,552	1,394
Total	**109,863**	**128,366**	**131,843**	**97,212**

* Q3 production not comparable to previous quarter's production due to the temporary closure of the Everest mine in December 2008.

Aquarius Group Attributable Production (PGM Ounces)


PGM ounces
150,000
100,000
50,000
0
Jun 08
Sep 08
Dec 08
Mar 09
Kroondal (attributable)
Marikana (attributable)
Mimosa (attributable)
CTRP (attributable)
Platinum Mile (attributable)
Everest

Metals Prices and Foreign Exchange

Metals price performance for our commodities was less volatile over the quarter and characterized by an overall upward trend compared to the low prices experienced in the previous quarter. Platinum closed the quarter back above the $1,000 mark, up 24% over the quarter to a close of $1,124 per PGM ounce. Surplus supply experienced in the previous quarter due to poor autocatalyst demand found new homes in jewellery, in particular in China. In addition, increased demand in the metal as an investment (including ETFs) as an alternative to gold has seen a resurgence in demand, noticeably amongst Japanese retail investors. Palladium closed the quarter up 17% to $215 per ounce. Rhodium traded less volatile, closing the quarter down 6% at $1,175 per ounce. Gold closed the quarter up 6% at $921 per ounce.

12 Month Individual PGM Prices March 2009


Pt, Pd & Au ($/oz)
Rh ($/oz)
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09
Platinum
Palladium
Gold
Rhodium

Looking at the 4PGE basket prices for the quarter, the average achieved basket for operations in South Africa increased 7% to $797 per ounce (equal to R7,992 per ounce) and at Mimosa the achieved basket price reduced by −31% to $626 per ounce. The average basket price for the group for the quarter reduced 2% to $756 per PGM ounce, or R7,518 per ounce, dragged lower because of the reduction in the achieved basket price in Zimbabwe. It should be noted that the average basket price at the end of quarter, as calculated using market prices was $848 per ounce, equal to R8,068 per ounce using the quarter end Rand Dollar exchange rate of 9.52.

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Jun 2008	Sep 2008	Dec 2008	March 2009
Kroondal	2,350	1,758	746	795
Marikana	2,311	1,693	744	799
Everest	2,266	1,692	746	—
Mimosa	1,607	1,549	905	626*
CTRP	2,850	2,251	818	859
Platinum Mile	1,989	1,085	596	810
Aquarius Group Average	**2,187**	**1,684**	**770**	**756**

Note:

* Production for Mimosa is priced on the average London morning and afternoon prices for the calendar month prior to the month in which refined metals are produced, and consequently the basket price achieved shows a lag of one month compared to the average calendar prices.

PGM Basket Prices March 2008 to March 2009 (Dollar & Rand per PGM Basket ounce)


$/oz
R/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM

The Rand continued to hold its weaker 9 to 10 band against the US dollar, closing 2% weaker at an exchange rate of 9.52 to the US Dollar. The average Rand rate realised at South African operations during the quarter was 9.94 to the US Dollar.

Rand Dollar Exchange Rate March 2008 to March 2009



12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09

Financials

Consolidated earnings for the quarter to 31 March 2009 was a net profit of $6.5 million (US 2 cents per share). Cash profit was $14.2 million for the quarter. This is a significant improvement from the previous two quarters which recorded losses of $21.5 million in the September '08 quarter and $48.5 million in the December '08 quarter largely as a result of negative sales price adjustments. The March quarter also benefited from improving PGM prices.

Importantly, the improved result is in spite of lower production of 30,000 PGM ounces due to the temporary closure of the Everest mine in December 2008.

For the quarter to 31 March 2009, revenue was $80.5 million, a $43 million increase in revenue compared to the December '08 quarter. The revenue figure is inclusive of positive sales adjustments of $11.8 million due to the flow through of improved PGM prices experienced during the quarter. The $11.8 million positive sales adjustment represents a $68.8 million turn around compared to the December '08 quarter's negative sales adjustment of $57.1 million. The stability and recovery in PGM prices has seen an end to the abnormally high sales adjustments experienced in the December half year.

Table A: Aquarius Attributable Production and Net Profit Summary by Quarter

	Quarter ended Jun 2008	Quarter ended Sep 2008	Quarter ended Dec 2008	Quarter ended Mar 2008
4PGE Production (attributable ounces)	109,863	128,366	131,843	**97,212**
Revenue	$217.3m	$178.1m	$90.0m	**$66.7m**
PGM Sales Adjustments—Realised & Unrealised	$27.3m	($71.9m)	($57.1m)	**$11.8m**
Total Revenue	$244.6m	$106.2m	$32.9m	**$78.5m**
Net Profit/(Loss) After Tax & Outside Equity Interests	$39.1m	($21.5m)	($48.6m)	**$6.5m**

Reduction in unit costs remains a focus throughout the Group's operations. During FY2009 there has been a 30% reduction in unit costs of which 10% was a reduction of the rand cost base and 20% was due to US dollar strength against the Rand. At Mimosa, unit costs were slightly up following the dollarisation of the Zimbabwean economy. It is too early to gauge the impact of the dollarisation of the Zimbabwean economy on the Mimosa mine operations.

At operations in South Africa, price changes have been experienced in the following input costs:

Table C: Quarterly Price Cost Changes at AQPSA, Q1 FY2009 Compared to Q4 FY2008

	Q3 2009 compared to Q2 2009
Labour	0%
Diesel	–29.6%
Chemicals	–0.44%
Explosives	–10.45%
Steel	–7.9%
Electricity*	0%

Looking to the fourth quarter 2009, it is anticipated that reductions in unit costs will be achieved as production increases further due primarily to increased shifts, though also due to falling prices for diesel, chemicals and steel flow through the cost base.

Finance charges for the quarter of $7.9 million included interest payments on the RMB debt facility of $6.4 million and a non-cash component of $1.5 million on the unwinding of the rehabilitation provision.

Subsequent to the end of the quarter on 9 April the RMB facility was reduced to R500 million following the repayment of R1.08 billion of the RMB facility from proceeds of the placement of shares concluded in early April. It is envisaged that the remaining RMB facility (R500 million) will be paid out in the second week of May following conclusion of the issuance of the new convertible loan details of which can be sourced from the offer circular available on the Company website.

Depreciation and amortisation was in line with expectation at $7.7 million.

The Aquarius group cash balance at 31 March 2009 totaled $65.0 million. Net operating cash flow for the quarter comprised $77 million from sales, $67 million paid to suppliers, net finance expenses of $5.5 million and income tax paid of $2.2 million. Material cash flow items (other than mine operations) that affected cash balances during the quarter included capital expenditure of $10.5 million.

Group cash at 31 March 2008 (before proceeds from the placement of 46,330,000 shares) was held as follows:

AQP	$35.0 million
AQPSA	$16.3 million
ACS(SA)	$10.2 million
Mimosa	$3.5 million
Total	**$65.0 million***

Placement of 46,330,000 new common shares

Subsequent to the end of the quarter, gross proceeds of £83.4 million were received following the successful completion of the placing of 46,330,000 new common shares as announced to the market on 26 March. These proceeds have been used to retire part of the RMB bridge facility.

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 31 March 2009
$'000

	Note:	Quarter Ended 31/03/09*	Nine Months Ended 31/03/09*	Financial Year Ended 30/06/08
Aquarius PGM Production (attributable ounces)		*97,212*	*357,421*	*500,203*
Revenue	*(i)*	78,459	217,638	919,012
Cost of sales	*(ii)*	(62,198)	(259,519)	(359,873)
Gross profit/(loss)		**16,261**	**(41,881)**	**559,139**
Other income		379	565	2,109
Admin & other operating costs		(2,013)	(6,723)	(10,467)
Other FX movements	*(iii)*	(961)	(37,260)	14,286
Finance costs	*(iv)*	(7,986)	(29,576)	(28,260)
Impairment losses	*( )*	(121)	(12,703)	—
Profit/(loss) before tax		**5,559**	**(127,578)**	**536,807**
Income tax benefit/(expense)		981	28,144	(173,214)
Profit/(loss) after tax		**6,540**	**(99,434)**	**363,593**
Minority interest	*(v)*	—	35,842	(127,119)
Net profit/(loss)		**6,540**	**(63,592)**	**236,474**
EPS (basic—cents per share)		*2.0*	*(19.44)*	*91.98*

* *Unaudited*

Notes on the March 2009 Consolidated Income Statement

(i) Revenue for the quarter is $42 million higher than the Dec '08 quarter (despite lower production due to the temporary closure of the Everest mine) following stabilization of PGM prices during the quarter. This has resulted in positive sales pipeline adjustments of $11.8 million for the quarter, a $68.8 million turn around from the previous quarter.

(ii) Cost of sales per PGM ounce have reduced during the course of FY2009 both in Rand and dollar terms due to increased efficiencies and dollar strength.

(iii) Reflects foreign exchange movements on revaluation of net monetary assets.

(iv) Finance costs include group debt ($6.4 million) and unwinding of rehabilitation provision ($1.5 million).

(v) Minority interests no longer apply following conclusion of the final phase of the BEE flip in October 2008.

Aquarius Platinum Limited
Consolidated Cash flow Statement
Quarter ended 31 March 2009
$'000

	Note:	Quarter Ended 31/03/09*	Nine Months Ended 31/03/09*	Financial Year Ended 30/06/08
Net operating cash inflow	*(i)*	2,144	(13,736)	339,073
Net investing cash outflow	*(ii)*	(10,476)	(34,920)	(118,048)
Net financing cash outflow		14	(30,080)	(320,081)
Net increase in cash held		**(8,318)**	**(78,736)**	**(99,056)**
Opening cash balance		86,953	170,956	287,663
Exchange rate movement on cash		(13,582)	(27,167)	(17,651)
Closing cash balance		**65,053**	**65,053**	**170,956**

* *Unaudited*

Notes on the March 2009 Consolidated Cash flow Statement

(i) Net operating cash flow for the March quarter includes $77 million inflow from sales, $67 million paid to suppliers, net finance expense of $5.5 million and income tax paid of $2.2 million.

(ii) Reflects development and plant and equipment expenditure of $10.5 million.

Aquarius Platinum Limited
Consolidated Balance Sheet
At 31 March 2009
$'000

	Note:	Quarter Ended 31/03/09*	Financial Year Ended 30/06/08
Assets			
Cash assets		65,053	170,956
Current receivables	*(i)*	85,583	186,964
Other current assets	*(ii)*	43,319	35,941
Property, plant and equipment	*(iii)*	200,037	221,515
Mining assets	*(iv)*	248,954	277,428
Goodwill	*(v)*	47,936	58,505
Other non-current assets	*(vi)*	12,955	15,599
Total assets		**703,837**	**966,908**
Liabilities			
Current liabilities	*(vii)*	209,613	267,517
Non-current payables	*(viii)*	1,992	2,219
Non-current interest-bearing liabilities	*(ix)*	1,761	1,752
Other non-current liabilities	*(x)*	100,029	150,906
Total Liabilities		**313,395**	**422,394**
Net assets		**390,442**	**544,514**
Equity			
Parent entity interest		390,442	508,914
Minority interest		—	35,600
Total Equity		**390,442**	**(iii) 544,514**

* *Unaudited*

Notes on the March 2009 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales

(ii) Reflects PGM concentrate inventory, reef stockpiles and consumables stores

(iii) Represents plant and equipment within the Group

(iv) Mining assets reflects Kroondal, Marikana, Mimosa and Everest mining (mining rights) assets

(v) Platinum Mile Resources acquisition

(vi) Includes recoverable portion of rehabilitation provision from Anglo Platinum ($11.9 million), investments in unlisted entities ($0.9 million)

(vii) Includes RMB bridge facility $162 million (since reduced on 9th April to $50 million), creditor and other payables $45 million and tax payable $2 million.

(viii) Includes rehabilitation obligations on P&SA1 and P&SA2 structures.

(ix) Reflects Investec loan at Platinum Mile Resources.

(x) Reflects deferred tax liabilities $47 million, provision for closure costs $53 million.

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 100%)

P&SA 1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter improved to 0.71 from 0.77 in the previous quarter. Twelve lost-time injuries were reported during the quarter.

Mining

- Production tons decreased by 19% to 1,456,748 tons due to the lower number of operating shifts during the quarter and higher geological losses
- Consequently, head grade decreased marginally from 2.60 g/t to 2.56 g/t

Processing

- Reduction in mining shifts mitigated by stockpile accumulation
- Tons processed decreased by 3% to 1,623,838 tons
- Recoveries increased at 78.5%
- PGM production decreased by 4% to 104,920 PGM ounces

P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production
(PGM ounces)
Rand cash costs
(per PGM ounce)
120,000
100,000
80,000
60,000
40,000
20,000
-
6,000
5,000
4,000
3,000
2,000
1,000
0
Jun 08
Sep 08
Dec 08
Mar 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged $795 per PGM ounce, 7% higher than the previous quarter. The achieved mine Rand Dollar exchange rate averaged 9.94 for the quarter. Revenue at Kroondal increased by 183% to R846 million for the quarter (Aquarius attributable: R423 million).

The decrease in production was in part offset by the gains in the basket price. However, revenue normalised as the impact of negative sales adjustments decreased due to stability and recovery in PGM prices with positive sales adjustments realising in March 2009.

Operations

The third quarter, which includes the Christmas and New Year period; has 14% less mining shifts than the second quarter due to the number of public holidays and associated shift scheduling. This impacted directly on underground production with the total square meters mined decreasing by 11% over the

period. However, a higher incidence of geological features such as potholes during the period resulted in a 30% increase in the off-reef square meters mined, which directly reduced the resultant tonnage yield. The bulk of off-reef mining is back-packed to reduce grade dilution and does not reflect as mine production.

Production was further impacted by suspension of activities at the K5 Shaft following the fatal accident at the end of the previous quarter. Although the DME lifted the Section 54 instruction issued to Kroondal operations, Aquarius management decided to suspend operations at K5 shaft pending further representation and remedial measures implemented by Redpath, the K5 shaft underground mining contractor. Operations at the shaft therefore only resumed in January 2009.

As a result of the above factors, Kroondal mining production decreased by 19% to 1,456,748 tons for the quarter.

The '*Areboleleng*' (Tswana for "let's talk") industrial relations initiative is ongoing with MRC showing a positive effect on industrial relations, with no industrial action during the quarter. The initiative will be extended to Redpath at K5 Shaft, where minor industrial relations incidents did take place, during the next quarter. Although post-leave returns and absenteeism following the festive period had some production impact it showed significant improvement when compared with the previous year.

Stockpile accumulation in preparation for the period alleviated the reduction in mining production with tons processed decreasing by 3% to 1,623,838 tons. Stockpiles at the end of the quarter were 7,229 tons. Relines on the primary and secondary mills were performed at the K2 concentrator.

The head-grade decreased, averaging 2.56 g/t for the quarter. This was due to the increase in off-reef square meters mined, and the consumption of K5 shaft stockpiles which had lower grades due to the higher relative contribution of lower grade development tons.

Recoveries increased to 78.5% due to improvement initiatives in operational stability and control.

PGM production decreased by 4% to 104,920 PGM ounces (Aquarius attributable: 52,460 ounces) a fair performance given the reduction in operating shifts during the period. PGM production for the quarter showed a 5% improvement above the comparable quarter 3 production for the previous year.

Primary development for the quarter was 1,182% metres.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Mar 2009	62,281	30,728	11,411	500	104,920	52,460
Dec 2008	65,075	32,161	11,941	531	109,707	54,854
Sep 2008	60,634	29,573	11,068	456	101,731	50,866
Jun 2008	49,621	24,054	9,014	372	83,062	41,531

Operating Cash Costs

Cash costs per ton increased by 2% to R323 and costs per PGM ounce increased by 3% to R4,999 as a result of the lower production units due primarily to the fewer working shifts during the quarter. Offsetting this, stringent cost control measures and efficiency improvements mitigated the fixed cost impact associated with the lower mining production.

Gross revenue increased by 183% to R846 m as a result of the stability and recovery in PGM prices and the close-out of negative sales adjustment. As a result, Kroondal Mine shows a positive cash margin for the period of 38% compared to −78% in the previous quarter

Kroondal: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 4,999	R 4,096	R 3,993

Capital Expenditure

Capital expenditure for the quarter was R58 million, all ongoing capital. Major items included underground mining infrastructure and trackless mobile mining equipment.

File # 82-5097

P&SA2 at Marikana

Safety

The 12-month rolling average DIIR for the quarter deteriorated from 0.70 in the previous quarter to 0.88 Ten lost time injuries were reported during the quarter. Two incidents resulted in multiple injuries which compounded the impact on the safety measure.

Regrettably a fatal accident occurred in the open pit mining area on 7 January 2009, when Mr Victor Ndou, a mechanical assistant and employee of open pit contractor MCC Contracts, was fatally injured when he was struck by a sliver of metal expelled from a mechanical failure on the undercarriage of an excavator.

AQPSA has concluded the internal investigation but was issued a Section 54 instruction under the Mine Health and Safety Act, 1996. The instruction resulted in a 4-day stoppage of open pit operations. The Department of Minerals and Energy (DME) has yet to complete the enquiry into the accident.

Mining

- Production tons decreased by 24% to 564,851 tons, comprising 302,094 tons from underground and 262,758 tons from open pit operations
- Head grade decreased by 2% to 2.85 g/t due to higher percentage of underground material

Processing

- Tons processed decreased by 11% to 602,137 tons
- Recoveries increased by 7% to 70.46%
- PGM production decreased by 8% to 38,851 ounces (Aquarius attributable: 19,426 ounces)

P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production (PGM ounces)
Rand cash cost (per PGM ounce)
50,000
40,000
30,000
20,000
10,000
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Jun 08
Sep 08
Dec 08
Mar 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged $799 per PGM ounce, 7% higher than the previous quarter. The achieved mine Rand Dollar exchange rate averaged 9.94 for the quarter. Quarterly revenue at Marikana increased by 199% to R323 million (Aquarius attributable: R161 million)

The decrease in production was in part offset by the gains in the basket price. However, revenue normalised as the impact of negative sales adjustments decreased due to stability and recovery in PGM prices with positive sales adjustments realising in March 2009.

Operations

The third quarter, which includes the Christmas and New Year period has 14% less mining shifts than the second quarter due to the number of public holidays and associated shift scheduling. This had an impact on underground production with the total square meters mined decreasing by 9% over the period. It should be noted, however, that the contribution of underground production continues to increase and now accounts for 54% of total production at Marikana.

At the No.1 Shaft, primary development has made good progress showing a 6% increase on the previous quarter helping to offset geological losses. Re-establishment of sections will contribute to improved production in the next quarter. Stoping sections at No. 4 Shaft showed efficiency improvements during the quarter but reef production was adversely affected by the off-reef primary development and a Section 54 instruction following a blasting incident. Consequently, Marikana underground production decreased by 20% to 302,093 tons for the quarter.

Open pit production showed a decline in accordance with the mine plan as Pit A approached the end of its life towards the end of the quarter, with ongoing open pit production from the ROM Pit and South-west Pit. The open pit stripping ratio made good progress, falling from 24:1 to 20:1 in accordance with the pit optimisation and the Pit A completion. Open pit production was also impacted by the lower number of shifts in the period and a Section 54 instruction issued following the fatality in the open pit area. Consequently, the open pit operations showed a quarter-on-quarter decrease of 28% to 262,758 tons.

The '*Areboleleng*' (Tswana for "let's talk") industrial relations initiative is ongoing with MRC showing a positive effect on industrial relations, with no industrial action during the quarter. Post-leave returns and absenteeism following the festive period also showed improvement as compared with the previous year.

Stockpile accumulation in preparation for the period would have alleviated the reduction in mining production but concentrator availability was adversely affected by a failure on the ball mill gearbox and motor and a higher frequency of rod culling on the rod mill as a result of liner wear. Tons processed therefore decreased by 11% to 602,137 tons, comprising 307,047 tons from underground and 295,090 tons of open pit material. The rod mill is scheduled for a reline in the next quarter and improvements in plant availability are anticipated. Stockpiles at the end of the quarter were 86,035 tons, consisting predominantly of open pit material.

The head-grade decreased marginally by 2% to 2.85 g/t.

Recoveries made strong improvements, to 70.4% from 66% in the previous quarter, due to the higher relative processing of underground material and the process control and stability initiatives.

PGM production for the quarter decreased by 8% to 38,851 PGM ounces (Aquarius attributable: 19,426), a good performance given the lower number of shifts and indeed, a 38% improvement above the comparable Quarter 3 production for the previous year.

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Mar 2009	23,673	10,908	4,034	236	38,851	19,426
Dec 2008	26,193	11,733	4,256	268	42,451	21,226
Sep 2008	24,182	10,609	3,866	226	38,883	19,442
Jun 2008	17,843	7,649	2,769	155	28,416	14,208

Operating Cash Costs

Cash costs per ton increased by 1% to R395, whilst costs per PGM ounce decreased by 2% to R6,124 as a result of a higher consumption of underground material and ongoing improvement initiatives which served to offset the fixed cost impact of the lower production resulting from the fewer working shifts in the period.

Gross revenue increased by 199% to R323 m as a result of the improvement in PGM prices and the associated unwinding of negative sales adjustment. As a result, Marikana Mine shows a cash margin for the period of 26%.

Marikana: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 6,124	R 5,012	R 4,831

Capital Expenditure

Ongoing capital expenditure totalled R15.3 million. (AQPSA share R7.65 million). This consisted of primarily of underground infrastructure establishment.

Contractor dispute with Moolman Mining

During March 2009, AQPSA and Moolman Mining agreed that the dispute relating to AQPSA resiling from the contract originally concluded between AQPSA and Moolman Mining on the basis of misrepresentation by Moolman Mining and Moolman Mining's conditional counter claims, would be referred to trial and would not be subject to Arbitration. As a result, the original Arbitration instituted by Moolman Mining against AQPSA relating to the application of the rise and fall formula in that contract, will be indefinitely suspended pending the outcome of the trial proceedings. This agreement was made an order of court with the consent of both parties and provisional dates in September 2010 have been allocated for the trial.

Everest Platinum Mine

Mining operations have been temporarily suspended at the Everest mine. On 8 December 2008 the Company announced the temporary suspension of operations at the Everest mine due to subsidence that resulted in geotechnical instability. Management assessed the situation in conjunction with the DME and a section 54 notice under the Mine Health and Safety Act was issued prohibiting normal mining operations but allowing inspection teams to enter the mine and permitting the care and maintenance activities.

Subsidence affected area within mined-out area at Everest


Decline
Current portal
Affected area
Mined-out area

The subsidence has subsequently stabilised and no further subsidence (as measured on surface) was evident as from the 10 February 2009 with seismic activity relating to movement in the collapsed area reduced to a state of equilibrium. Investigation teams have been able to assess the extent of the affected area, confirming that the subsidence is confined to mined-out area in the upper, central area of the mine straddling the decline system.

Rock engineering analysis by an independent rock engineering consultant has confirmed that the geotechnical instability is limited to the subsidence area and that further propagation of the area is extremely unlikely. The subsidence has been linked to abnormally high rainfall which preceded the event, with November and December 2008 being two of the three highest rainfall months recorded in 105 years of available meteorological data which affected ground conditions which are specific to the affected area. The investigation confirms that the stoping and development areas were not affected and that operations can be resumed through establishment of new access to the underground workings.

The CSIR Mineral Resources (Council for Scientific and Industry Research), completed a numerical analysis and rock strength testing of the current pillars and these results will be used by the Consulting Rock Engineers' to design a mine layout and regional and support pillars for the unmined areas. A project team is in process with a technical investigation in assessing alternatives to re-establish declines into the underground workings and design a mine plan based on the Rock Engineers' recommendation to safely resume production. It is anticipated that these studies will be completed during the next quarter.

The design that is being favoured at this stage and that eliminates the risk of future geotechnical instability and that will also have the lowest impact on operating cash flow, is the mining of two boxcuts and the related sets of declines (one north and one south) from the previous opencast areas. Apart from creating flexibility, access to the future west reserve and shorter travelling time for people, this option also includes regional pillars for sustainable mining.

AQPSA considers that there is sufficient ground for a combination of insurance claims for subsidence, loss of earnings and clearance and a claim to this effect has been submitted.

While operations are suspended, the monthly fixed cost of keeping the mine on care and maintenance is approximately R5 million. This cost comprises a small team of employees to keep the concentrator plant and underground mine under care and maintenance, fixed network electricity cost and general expenses such as insurance and security.

File # 82-5097

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling average DIIR for the quarter improved from 0.17 in the previous quarter to 0.00. No lost time injuries were reported during the quarter.

Mining

- Underground production decreased by 1% to 539,004 tons
- Head grade slightly decreased 1% to 3.58 g/t
- The surface stockpile decreased to a total 520,660 tons at the end of the quarter, equivalent to almost three-months mill feed

Processing

- Concentrator plant recoveries decreased to 73.3% from 74%
- Total mine production increased by 7% to 46,278 PGM ounces (Aquarius share: 23,139 PGM ounces)

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce (100%)



Production
(PGM ounces)
$ Cash Cost
(per PGM ounce)
50,000
40,000
30,000
20,000
10,000
-
500
400
300
200
100
0
-100
-200
-300
-400
-500
Jun 08
Sep 08
Dec 08
Mar 09
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue

The average achieved PGM basket price for the quarter decreased by 31% to $626 per PGM ounce. The average achieved nickel price over the quarter decreased by 34% to $4.75 per pound from $7.15 per pound in the previous quarter. Revenue for the quarter decreased to $30 million, with base metals accounting for approximately 23% of revenue. The cash margin decreased to 24% from 56% in the previous quarter mainly due to falling achieved metal prices.

Operations

During the quarter mining operations hoisted 539,004 tons compared to 546,891 tons in the previous quarter. Tons milled during the quarter totalled 548,320 tons, with 9,316 tons being taken from the stockpile, which totalled 520,660 tons at the quarter end.

The average plant grade marginally de/creased to 3.58 g/t, compared to 3.63 g/t in the previous quarter.

Tons processed totalled 548,320, a 10% increase compared to the previous quarter, due to deferred Phase 5.5 tie in shutdown. The shutdown is now planned for in the fourth quarter.

Recoveries for the quarter slightly decreased to 73.3% from 74.2%.

PGM production during the quarter increased by 7% to 46,278 ounces (Aquarius attributable: 23,139 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Mar 2009	23,590	17,905	1,797	2,986	46,278	23,139
Dec 2008	21,903	16,678	1,753	2,898	43,232	21,616
Sep 2008	22,113	16,863	1,770	2,892	43,638	21,819
Jun 2008	19,532	14,821	1,535	2,628	38,517	19,258

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Mar 2009	659	545	18	329.5	272.5	9
Dec 2008	615	497	18	307.5	248.5	9
Sep 2008	602	498	17	301	249	8.5
Jun 2008	533	439	15	266	219	7

Operating Cash Costs

Cash costs per ROM ton increased by 2% to $42, whilst costs per PGM ounce increased by 6% to $499. The increase in cash costs for the quarter was attributable to a change in remuneration policy from a Zimbabwean dollar denominated salary base to a US dollar denominated salary base. The liberalisation of foreign currency trading, resulted in a change in services provision tariffs and these are negatively affecting the Mine's costs base, notably new power, water, telephone, license and rates tariffs which have now been dollarised.

The gross cash margin decreased to 24% from 56% in the previous quarter mainly due to falling achieved mine PGM basket prices. Net of by-products, cash costs were $326 per PGM ounce, compared to $181 per PGM ounce in the previous quarter, primarily due to a fall in the prices of base metals.

Mimosa Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	$499	$475	$326

Update on Foreign Currency Regime in Zimbabwe

The National Budget and Monetary Policy Statement announced in January 2009 liberalised foreign currency trading in the economy. As a result all companies including parastatals, are now billing in foreign currency. All taxes are also payable in foreign currency. No prior exchange control approvals are now required to trade or remunerate employees in foreign currency. Credit lines and foreign currency supply in the economy however remains a challenge. There are currently a lot of pricing distortions in the economy which are beginning to self-correct.

File # 82-5097

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR improved to 0 from 4.80 in the previous quarter. No lost time accidents were recorded.

Processing

- Material processed increased marginally to 51,000 tons
- Grade decreased 5% to 2.15 g/t
- Recoveries decreased by 8% to 44%
- Production decreased to 1,587 PGM ounces (Aquarius attributable: 793 PGM ounces)

CTRP PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production (PGM Ounces)
Rand Cash Cost (per PGM Ounce)
2,500
2,000
1,500
1,000
500
0
5,000
4,000
3,000
2,000
1,000
0
Jun-08
Sep-08
Dec-08
Mar 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged 859 per PGM ounce, 5% higher than the previous quarter. The achieved mine Rand Dollar exchange rate averaged 9.94 for the quarter.

The decrease in production was in offset by the gains in the basket price and the reduction in operating cost with quarterly revenue increasing by 14% to R6.9 million (Aquarius attributable: R3.4 million).

Operations

Material processed increased to 51,000 tons. This is due to repositioning of the reclamation facilities on the chrome dump source.

The head grade decreased 5% to 2.15 g/t as a result of grade variances within the chromite dump source material.

Recoveries decreased 8% to 44% due to the lower head grade and a breakdown on the Deswick mill, which resulting in the mill being bypassed. The problem has been rectified and improved recoveries is expected in the next quarter.

This resulted in production down 9% to 1,587 PGM ounces (Aquarius attributable: 793 ounces). This decrease in production was due to the lower feed grade.

CTRP: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Mar 2009	966	351	267	3	1,587
Dec 2008	1,078	404	297	4	1,784
Sep 2008	1,077	388	295	4	1,764
Jun 2008	1,254	452	333	5	2,044

Operating Costs

Cash costs decreased by 39% to R2,043 per PGM ounce, a significant fall due to cost reductions as well as a reversal of unrealised expense accruals made during prior periods. The cash margin for the period of was 53%, an increase from −2% in the previous quarter.

CTRP Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R 2,043	R 1,385	R 1,361

Platinum Mile (Aquarius Platinum 50%)

The effective date of the acquisition of the 50% interest in Platinum Mile was March 1 2008.

Safety

The DIIR was zero for the quarter. No lost time accidents were recorded.

Processing

- Tailings processed remained very constant compared to the previous quarter at 2,009 million tons
- PGM grade was 0.65 g/t
- Production was 2,788 PGM ounces (Aquarius attributable: 1,394 PGM ounces)

Platinum Mile PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production
(PGM ounces)
Rand cash cost
(per PGM ounce)
10,000
8,000
6,000
4,000
2,000
-
Jun 08
Sep 08
Dec 08
Mar 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged $810 per PGM ounce, 36% higher than the previous quarter, helping to offset lower production. The achieved mine Rand Dollar exchange rate averaged 9.92 for the quarter. Quarterly revenue decreased by 22% to R25 million (Aquarius attributable: R12.5 million).

Production levels continue to be seriously impacted during the expansion of fine milling capacity due to ongoing commissioning issues with the two new ultra-fine grind mills. It is anticipated that the issues will be resolved during the fourth quarter, paving the way for a ramp up to full annual production of 35,000 PGMs during the 2010 financial year.

Operations

Total feed for the quarter was 2,009,000 tons, a 3,000 ton increase compared to the previous quarter.

During the quarter the feed head grade decreased marginally to 0.65 g/t compared to 0.67 g/t the previous quarter.

Recoveries remained constant at 7% compared to the previous quarter.

As a result, production decreased 10% to 2,788 PGM ounces (Aquarius attributable: 1,394 ounces).

Target production at Platinum Mile remains 35,000 per annum. It is estimated that full monthly production rates will be achieved by July 2009.

Platinum Mile: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Mar 2009	1,617	864	251	56	2,788
Dec 2008	1,799	962	279	63	3,103
Sep 2008	3,470	1,855	538	120	5,983
Jun 2008	2,920	1,561	453	101	5,035

Operating Costs

Cash costs increased 3% to R5,519 per PGM ounce.

Platinum Mile Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Platinum Mile	R 5,519	nm	nm

Capital Expenditure

Capital expenditure for the quarter was R15.2 million. The expansion and fine milling project budget of R59 million remains on target, with the total spent to date to R55 million, with R4 million remaining in the fourth quarter to June 2009.

CORPORATE MATTERS

File # 82-5097

Announcement and completion of equity placing

On 26 March 2009 Aquarius announced the placement of 46,330,000 new common shares in the Company (the "Placing Shares") were placed by Merrill Lynch International and Euroz Securities Limited at a price of £1.80, or A$3.75 per placing share, raising gross proceeds of approximately £83.4 million. The placing shares issued represent approximately 14.2% of Aquarius' issued common share capital prior to the placing. Placement funds were received subsequent to the end of the quarter following the issue and allotment of the placement shares to placees on 1 April 2008. More information can be found at *www.aquariusplatinum.com*.

Launch of Rights Issue

On 27 March 2009, subsequent to the successful equity placing, Aquarius announced a fully underwritten 1 for 9 rights issue to raise gross proceeds of approximately £47.7 million, through the issue of 41,491,737 new common shares, representing 10% of the enlarged issued common share capital of Aquarius, at a price of £1.15 pence, A$2.39 or ZAR15.83 per new common share. More information and a full prospectus can be found at *www.aquariusplatinum.com*.

Launch of Placement of up to R650 million secured convertible bonds

On 27 March 2009 following the placing of common shares of Aquarius and the announcement of a proposed rights issue, Aquarius also announced its intention to raise up to R650 million by way of a convertible bond issue, of which R500 million will be fully underwritten by Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB"). More information can be found at *www.aquariusplatinum.com*.

Recommended All-Share Offer for Ridge Mining plc

On 27 March 2009 Aquarius Platinum Limited and Ridge Mining plc announced that they signed an Implementation Agreement for the possible recommended all-share offer for Ridge by Aquarius. Under the terms of the Implementation Agreement, and subject only to the satisfaction or waiver of the announced pre-conditions Aquarius has agreed to make an all share offer for the entire issued and to be issued share capital of Ridge. More information can be found at *www.aquariusplatinum.com*.

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2009	Previous Quarter Dec 2008	*Change Quarter on Quarter*	Current 9 months Mar 2009	Previous 9 months Mar 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.71	0.77	*8*	0.71	0.40	*(78)*
Revenue							
Gross Revenue	R'M	846	299	*183*	1,748	3,880	*(55)*
PGM basket Price	$/oz	795	746	*7*	1,088	1,762	*(38)*
Gross cash margin	%	37	(78)	*(148)*	6	69	*(91)*
Nickel Price	$/lb	4.75	4.92	*(4)*	7.48	15.47	*(52)*
Copper Price	$/lb	1.55	1.77	*(12)*	2.27	3.83	*(41)*
Ave R/$ rate		9.94	9.75	*2*	9.17	7.09	*29*
Cash Costs on-mine							
Per ROM ton	R/ton	328	318	*3*	338	251	*35*
	$/ton	33	33	*(0)*	37	35	*5*
Per PGM oz (3E+Au)	R/oz	5,070	4,856	*4*	5,193	3,853	*35*
	$/oz	510	498	*2*	566	544	*4*
Per PGE (5E+Au)	R/oz	4,154	3,979	*4*	4,256	3,168	*34*
	$/oz	4	408	*(99)*	4	447	*(99)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	14,507	75,451	*(81)*	169,006	253,742	*(33)*
	$'000s	1,460	7,742	*(81)*	18,433	35,809	*(49)*
Expansion 100%	R'000s	—	—	—	—	—	—
	$'000s	—	—	—	—	—	—
Tons Mined							
Underground	ROM Ton '000	1,469	1,795	*(18)*	4,947	4,712	*5*
Open Pit	ROM Ton '000	—	9	*(100)*	18	164	*(89)*
Total	ROM Ton '000	1,469	1,804	*(19)*	4,965	4,876	*2*
Surface Stockpiles							
Underground Ore	ROM Ton '000	7	151	*(95)*	7	31	*(77)*
Open Pit Ore	ROM Ton '000	—	3	*(100)*	—	10	*(100)*
Total	ROM Ton '000	7	154	*(95)*	7	41	*(82)*
Tons Processed							
Underground	ROM Ton '000	1,624	1,673	*(3)*	4,861	4,588	*6*
Open Pit	ROM Ton '000	—	1	*(100)*	3	146	*(98)*
Total	ROM Ton '000	1,624	1,674	*(3)*	4,865	4,734	*3*
Grade							
Plant Head	g/t	2.54	2.60	*(2)*	2.56	2.64	*(3)*
Recoveries	%	78.47	78	*1*	78	77	*2*
PGM Production							
Platinum	Ozs	62,281	65,075	*(4)*	187,990	184,420	*2*
Palladium	Ozs	30,728	32,161	*(4)*	92,462	89,346	*3*
Rhodium	Ozs	11,411	11,941	*(4)*	34,420	32,838	*5*
Gold	Ozs	500	531	*(6)*	1,487	1,451	*2*
Total PGM (3E+Au)	Ozs	104,920	109,707	*(4)*	316,358	308,055	*3*
Iridium	Ozs	4,619	4,457	*4*	13,367	12,784	*5*
Ruthenium	Ozs	18,517	19,723	*(6)*	56,220	53,858	*4*
Total PGE (5E+Au)	Ozs	128,056	133,887	*(4)*	385,945	374,697	*3*
Base Metals Production							
Nickel	Tonnes	103	113	*(9)*	318	302	*5*
Copper	Tonnes	48	49	*(1)*	139	140	*(1)*
Chromite (000)	Tonnes	60	68	*(12)*	224	252	*(11)*

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2009	Previous Quarter Dec 2008	*Change Quarter on Quarter*	Current 9 months Mar 2009	Previous 9 months Mar 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.88	0.70	*(26)*	0.88	0.45	*(96)*
Revenue							
Gross Revenue	R'M	323	108	*199*	649	1,209	*(46)*
PGM basket Price	$/oz	799	744	*7*	799	1,679	*(52)*
Gross cash margin	%	26	(146)	*(118)*	(25)	47	*(153)*
Nickel Price	$/lb	4.75	4.92	*(4)*	7.48	15.47	*(52)*
Copper Price	$/lb	1.55	1.77	*(12)*	2.27	3.83	*(41)*
Ave R/$ rate		9.94	9.75	*2*	9.17	7.09	*29*
Cash Costs on-mine							
Per ROM ton	R/ton	395	392	*1*	413	401	*3*
	$/ton	40	40	*(1)*	45	57	*(21)*
Per PGM oz (3E+Au)	R/oz	6,124	6,279	*(2)*	6,745	6,626	*2*
	$/oz	616	644	*(4)*	736	935	*(21)*
Per PGE (5E+Au)	R/oz	5,012	5,148	*(3)*	5,533	5,490	*1*
	$/oz	504	528	*(4)*	603	775	*(22)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	15,287	29,901	*(49)*	67,660	62,328	*9*
	$'000s	1,539	3,068	*(50)*	7,380	8,796	*(16)*
Expansion 100%	R'000s	—	—	—	—	10,860	*(100)*
	$'000s	—	—	—	—	1,533	*(100)*
Tons Mined							
Underground	ROM Ton '000	302	379	*(20)*	1,042	811	*28*
Open Pit	ROM Ton '000	263	366	*(28)*	963	820	*17*
Total	ROM Ton '000	565	745	*(24)*	2,005	1,632	*23*
Surface Stockpiles							
Underground Ore	ROM Ton '000	19	48	*(61)*	19	3	*526*
Open Pit Ore	ROM Ton '000	67	97	*(31)*	67	110	*(39)*
Total	ROM Ton '000	86	145	*(41)*	86	113	*(24)*
Tons Processed							
Underground	ROM Ton '000	307	292	*5*	968	786	*23*
Open Pit	ROM Ton '000	295	387	*(24)*	997	820	*22*
Total	ROM Ton '000	602	679	*(11)*	1,965	1,606	*22*
Grade							
Plant Head	g/t	2.85	2.92	*(2)*	2.86	2.96	*(3)*
Recoveries	%	70.46	66.00	*7*	66.22	64	*4*
PGM Production							
Platinum	Ozs	23,673	26,193	*(10)*	74,048	60,943	*22*
Palladium	Ozs	10,908	11,733	*(7)*	33,250	26,267	*27*
Rhodium	Ozs	4,034	4,256	*(5)*	12,157	9,304	*31*
Gold	Ozs	236	268	*(12)*	730	653	*12*
Total PGM (3E+Au)	Ozs	38,851	42,451	*(8)*	120,185	97,167	*24*
Iridium	Ozs	1,594	1,856	*(14)*	5,009	3,973	*26*
Ruthenium	Ozs	7,028	7,468	*(6)*	21,314	16,130	*32*
Total PGE (5E+Au)	Ozs	47,473	51,775	*(8)*	146,507	117,270	*25*
Base Metals Production							
Nickel	Tonnes	57	68	*(16)*	175	151	*16*
Copper	Tonnes	38	38	*0*	99	85	*16*
Chromite (000)	Tonnes (000)	36	42	*(15)*	122	90	*35*

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2008	Previous Quarter Dec 2008	*Change Quarter on Quarter*	Current 9 months Mar 2008	Previous 9 months Mar 2007	*Change Period on Period*	Rolling 12 months
Safety								
DIIR	200,000 man hrs	—	0.17	*0%*	0.11	0.13	*−12%*	0.16
Revenue								
Gross Revenue	$M	30	46	*−35%*	140	160	*−12%*	216
PGM basket Price	$/oz	626	905	*−31%*	995	1,126	*−12%*	1,145
Gross cash margin	%	24	56	*−57%*	55	71	*−22%*	63
Nickel Price	$/lb	5	7	*−34%*	7	15	*−52%*	9
Copper Price	$/lb	151	280	*−46%*	258	336	*−23%*	287
Cash Costs								
Per Rom ton	$/ton	42	41	*3%*	41	37	*9%*	41
Per PGM ounce 3E+Au	$/oz	499	473	*6%*	480	432	*11%*	482
(after by-product credit)	$/oz	326	181	*80%*	219	−77	*−386%*	165
Per 6 PGM ounce 5E+Au	$/oz	475	450	*6%*	456	410	*11%*	458
(after by-product credit)	$/oz	314	180	*75%*	214	−62	*−444%*	164
Capital Expenditure								
Current	$'000s	7,165	5,351	*34%*	16,619	6,096	*173%*	22,247
Expansion	$'000s	726	6,736	*−89%*	3,970	17,111	*−77%*	7,661
Mining								
Underground	RoM ton '000	539	547	*−1%*	1,585	1,390	*14%*	2,083
Surface Stock Piles								
Underground	ton '000	521	530	*−2%*	521	439	*19%*	521
Tonnes Processed								
Milled	ton '000	548	499	*10%*	1,563	1,294	*21%*	2,001
Grade								
Plant Head	g/t	4	4	*−1%*	4	4	*1%*	4
Recoveries	%	73	74	*−1%*	74	76	*−3%*	74
PGM Production								
Platinum	Ozs	23,590	21,903	*8%*	67,610	57,033	*19%*	87,142
Palladium	Ozs	17,905	16,678	*7%*	51,444	43,333	*19%*	66,266
Rhodium	Ozs	1,797	1,753	*3%*	5,319	4,431	*20%*	6,854
Gold	Ozs	2,986	2,898	*3%*	8,775	7,519	*17%*	11,403
Total PGM (3E+Au)	Ozs	46,278	43,232	*7%*	133,148	112,315	*19%*	171,664
Ruthenium	Ozs	1,596	1,504	*6%*	4,559	3,952	*15%*	5,963
Iridium	Ozs	819	785	*4%*	2,354	2,037	*16%*	3,077
Total PGE (5E+Au)	Ozs	48,694	45,521	*7%*	140,061	118,305	*18%*	180,704
Base Metals Production								
Nickel	Tons	659	613	*8%*	1,873	1,553	*21%*	2,406
Copper	Tons	545	497	*10%*	1,540	1,280	*20%*	1,978
Cobalt	Tons	18	18	*2%*	53	45	*17%*	68

File # 82-5097

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2009	Previous Quarter Dec 2008	*Change Quarter on Quarter*	Current 9 months Mar 2009	Previous 9 months Mar 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs			—		5.65	*100*
Revenue							
Gross Revenue	R'M	7	6	*14*	19	110	*(83)*
PGM basket Price	$/oz	859	818	*5*	1,323	1,919	*(31)*
Gross cash margin	%	53	(2)	*(2,738)*	16	84	*(81)*
Nickel Price	$/lb	4.75	4.92	*(4)*	7.48	15.47	*(52)*
Copper Price	$/lb	1.55	1.77	*(12)*	2.27	3.83	*(41)*
Ave R/$ rate		9.94	9.75	*2*	9.17	7.09	*29*
Cash Costs on-mine							
Per ROM ton	R/ton	64	119	*(46)*	94	85	*10*
	$/ton	6	12	*(46)*	10	12	*(15)*
Per PGM oz (3E+Au)	R/oz	2,043	3,361	*(39)*	3,111	2,230	*40*
	$/oz	206	345	*(40)*	339	315	*8*
Per PGE (5E+Au)	R/oz	1,385	2,325	*(40)*	2,124	1,546	*37*
	$/oz	139	239	*(42)*	232	218	*6*
Capital Expenditure							
Current/Sustaining 100%	R'000s	377	—	—	711	5,533	*(87)*
	$'000s	38	—	—	78	781	*(90)*
Expansion 100%	R'000s	—	—	—	—	—	—
	$'000s	—	—	—	—	—	—
Tons Mined							
Underground	ROM Ton '000	nm	nm	—	nm	nm	—
Open Pit	ROM Ton '000	nm	nm	—	nm	nm	—
Total	ROM Ton '000	nm	nm	—	nm	nm	—
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	—	nm	nm	—
Open Pit Ore	ROM Ton '000	nm	nm	—	nm	nm	—
Total	ROM Ton '000	nm	nm	—	nm	nm	—
Tons Processed							
Underground	ROM Ton '000	nm	nm	—	nm	nm	—
Open Pit	ROM Ton '000	51	50	*1*	171	204	*(16)*
Total	ROM Ton '000	51	50	*1*	171	204	*(16)*
Grade							
Plant Head	g/t	2.15	2.27	*(5)*	2.39	4.73	*(49)*
Recoveries	%	44	48	*(8)*	41	26	*56*
PGM Production							
Platinum	Ozs	966	1,078	*(10)*	3,121	4,860	*(36)*
Palladium	Ozs	351	404	*(13)*	1,143	1,748	*(35)*
Rhodium	Ozs	267	297	*(10)*	859	1,180	*(27)*
Gold	Ozs	3	4	*(14)*	12	17	*(31)*
Total PGM (3E+Au)	Ozs	1,587	1,784	*(11)*	5,135	7,805	*(34)*
Iridium	Ozs	99	145	*(32)*	391	609	*(36)*
Ruthenium	Ozs	656	651	*1*	1,995	2,845	*(30)*
Total PGE (5E+Au)	Ozs	2,342	2,579	*(9)*	7,521	11,259	*(33)*
Base Metals Production							
Nickel	Tonnes	1	2	*(34)*	6	11	*(46)*
Copper	Tonnes	1	1	*(21)*	3	4	*(26)*
Chromite (000)	Tonnes (000)	—	—	—	—	—	—

Statistical Information: Platinum Mile

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2009	Previous Quarter Dec 2008	*Change* *Quarter on Quarter*	Current 9 months Mar 2008
Safety					
DIIR	200,000 man hrs	—	—		—
Revenue					
Gross Revenue	R'M	25	32	*−22%*	99
PGM basket Price	$/oz	810	596	*36%*	830
Gross cash margin	%	26	42	*−38%*	37
Nickel Price	$/lb	4.40	4.39	*0%*	5.35
Copper Price	$/lb	1.70	1.39	*22%*	1.98
Ave R/$ rate		9.92	9.89	*0%*	9.19
Cash Costs on-mine					
Per ROM ton	R/ton	8	9	*−11%*	7
	$/ton	1	1	*−11%*	1
Per PGM oz (3E+Au)	R/oz	5,519	5,500	*0%*	3,888
	$/oz	556	556	*0%*	423
Per PGE (5E+Au)	R/oz	nm	nm		nm
	$/oz	nm	nm		nm
Capital Expenditure					
Current/Sustaining 100%	R'000s	—	1,310	*−100%*	1,390
	$'000s	—	132	*−100%*	151
Expansion 100%	R'000s	15,226	15,334	*−1%*	49,957
	$'000s	1,535	1,550	*−1%*	7,126
Tons Mined					
Underground	ROM Ton '000	nm	nm		nm
Open Pit	ROM Ton '000	nm	nm		nm
Total	ROM Ton '000	nm	nm		nm
Surface Stockpiles					
Underground Ore	ROM Ton '000	nm	nm		nm
Open Pit Ore	ROM Ton '000	nm	nm		nm
Total	ROM Ton '000	nm	nm		nm
Tons Processed					
Underground	ROM Ton '000	nm	nm		nm
Open Pit	ROM Ton '000	2,009	2,006	*0%*	6,583
Total	ROM Ton '000	2,009	2,006	*0%*	6,583
Grade					
Plant Head	g/t	0.65	0.67	*−3%*	0.70
Recoveries	%	7	7	*0%*	8
PGM Production					
Platinum	Ozs	1,617	1,799	*−10%*	6,886
Palladium	Ozs	864	962	*−10%*	3,681
Rhodium	Ozs	251	279	*−10%*	1,068
Gold	Ozs	56	63	*−11%*	239
Total PGM (3E+Au)	Ozs	2,788	3,103	*−10%*	11,874
Iridium	Ozs	nm	nm		nm
Ruthenium	Ozs	446	496	*−10%*	1,899
Total PGE (5E+Au)	Ozs	3,234	3,599	*−10%*	13,773
Base Metals Production					
Nickel	Tonnes	12	18	*−33%*	66
Copper	Tonnes	5	5	*0%*	21

Aquarius Platinum Limited

Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Non-executive

Audit/Risk Committee

Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee

Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee

The full Board comprises the Nomination Committee

Company Secretary

Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Wessel Phumo	General Manager: Marikana
Jacques Pretorius	General Manager: Everest
Gabriel de Wet	General Manager: Engineering

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director
Fungai Makoni	Finance Executive & Company Secretary

Issued Capital

At 31 March 2009, the Company had in issue: 327,095,634 shares fully paid common shares and 1,680,305 unlisted options. It should be noted that subsequent to the end of the quarter, on 1 April 2009, there was a placement of 46,330,000 shares. Consequently, the number of fully paid common shares in issue following the placement is 373,425,634. The number of fully paid common shares in issue following the rights issue will be 414,917,371.

Substantial Shareholders 31 March 2009	Number of Shares	Percentage
Savannah Consortium	61,792,856	18.89%
HSBC Custody Nominees (Australia) Limited	24,395,110	7.46%
Nutraco Nominees Limited	20,569,148	6.29%
Chase Nominees Limited	16,763,933	5.13%

Trading Information

ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)
Merrill Lynch International
2 King Edward St
London, EC1A 1HQ
Telephone: +44 (0)20 7628 1000

Investec Securities Limited
Investec Bank plc
2 Gresham St, London, EC2V 7QP
Telephone: +44 (0)20 7597 5970

Broker (ASX)
Euroz Securities
Level 14, The Quadrant
1 William Street, Perth WA 6000
Telephone: +61 (0)8 9488 1400

Sponsor (JSE)
Investec Bank Limited
100 Grayston Drive
Sandown, Sandton 2196
Telephone: +27 (0)11 286 7326

Aquarius Platinum (South Africa) (Proprietary) Ltd

100% Owned (At 31 March 2009)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address PO Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

For further information please visit aquariusplatinum.com or contact:

In Australia
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 41 (0)79 888 1642
nickbias@aquariusplatinum.com

GLOSSARY

File # 82-5097

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS (SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate—being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate—being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
Ridge	Ridge Mining plc

ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium—the principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

PART II
ADDITIONAL INFORMATION

1 Responsibility

The Company and the Directors, whose names appear in "Directors, Company Secretary, Registered Office and Advisers" on page 43 of the Placing and Rights Issue Document which is incorporated by reference herein, accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge of the Company and the Directors, in accordance with the facts and contains no omission likely to affect its import.

2 Documents available for inspection

In addition to those documents set out in paragraph 28 of Part XI of the Placing and Rights Issue Document, copies of this document will also be available for inspection at the registered office of the Company at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and at the offices of Linklaters LLP at One Silk Street, London EC2Y 8HQ during usual business hours on any weekday (except Saturdays, Sundays and public holidays) for a period of 12 months following the date of this document.

3 Information incorporated by reference

The following information, available free of charge from the registered office of the Company, is incorporated by reference in this document so as to provide the information required under the Prospectus Rules and to ensure Qualifying Shareholders and others are aware of all information which is necessary to enable Qualifying Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of the Aquarius Group.

Document	Section	Page numbers(s) in such document
Placing and Rights Issue Document dated 30 March 2009	'Important Information'	27
Placing and Rights Issue Document dated 30 March 2009	'Directors, Company Secretary, Registered Office and Advisers'	43
Placing and Rights Issue Document dated 30 March 2009	Part III	84
Placing and Rights Issue Document dated 30 March 2009	Part XI	202
Placing and Rights Issue Document dated 30 March 2009	Part XIV	228-243

22 April 2009



AQUARIUS
PLATINUM LIMITED



AQUARIUS PLATINUM LIMITED

ASX, JSE & LSE

23 April 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

ANNOUNCEMENT RELATING TO THE PUBLICATION OF A SUPPLEMENTARY PROSPECTUS

Unless otherwise defined in this announcement, capitalised definitions used in this announcement shall have the same meaning as in the placing and rights issue prospectus published by Aquarius on 31 March 2009 ("Prospectus").

Following the publication by Aquarius Platinum Limited ("**Aquarius**") of its third quarter results on 21 April 2009, Aquarius has published a supplementary prospectus (the "**Supplementary Prospectus**") which supplements the disclosure made in the Prospectus. The Supplementary Prospectus should be read in conjunction with the Prospectus and has been made available as provided below.

Availability of Supplementary Prospectus

The Supplementary Prospectus is available free of charge on request up until Admission of the Rights Issue Shares by writing to Aquarius' registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda. A copy of the Supplementary Prospectus will also be available via Aquarius' website (www.aquariusplatinum.com).

Two copies of the Supplementary Prospectus are also available for viewing at the Document Viewing Facility of the FSA at 25 The North Colonnade, Canary Wharf, London E14 5HS and the Supplementary Prospectus is available for inspection at Aquarius' registered office at Clarendon House, 2 Church Street, Hamilton, Bermuda as well as at the offices of Linklaters LLP at One Silk Street, London EC2Y 8HQ during normal business hours on any weekday (except Saturdays, Sundays and public holidays) until Admission of the Rights Issue Shares.

Aquarius Platinum
Nick Bias (Investor Relations Co-ordinator)
Tel: +44 (0) 7887 920 530

Willi Boehm (Company Secretary)
Tel: +61 (0) 8 9367 5211

The statements contained in this announcement, the Prospectus and the information incorporated by reference in this announcement and the Prospectus that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Aquarius' control and all of which are based on Aquarius' current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These forward-looking statements and other statements contained in this announcement, the Prospectus and the information incorporated by reference in this announcement and the Prospectus regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Aquarius Group. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. Please refer to "Risk Factors" set out on pages 12 to 26 of the Prospectus for further information in this regard.

These forward-looking statements speak only as of the date of this announcement. Other than in accordance with their legal or regulatory obligations, neither Aquarius nor Merrill Lynch International nor Euroz undertakes any duty to, and will not necessarily, release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aquarius' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law, the Australian Corporations Act, the ASX Listing Rules, the Prospectus Rules, the UK Listing Rules and the Disclosure and Transparency Rules, the JSE Listing Requirements and the South African Companies Act.

This announcement is for information purposes only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Aquarius.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch, Euroz or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

Both Merrill Lynch International and Euroz are acting exclusively for Aquarius and no one else in connection with the Placing and the Rights Issue and will not regard any other person (whether or not a recipient of announcement) as a client in relation to the Placing or the Rights Issue and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of either Merrill Lynch International or Euroz or for providing advice in relation to the Placing or the Rights Issue or any other matter referred to in this announcement or the Prospectus.

The distribution of this announcement and the offering of the Nil Paid Rights, the DI Nil Paid Rights and the Rights Issue Shares (collectively, the "Securities") in certain jurisdictions may be restricted by law. No action has been taken by Aquarius or Merrill Lynch or Euroz that would permit an offering of the Securities or possession or distribution of this announcement or any other offering or publicity material relating to the Securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Aquarius, Merrill Lynch and Euroz to inform themselves about, and to observe such restrictions.

The price of the Securities and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the Securities.

This announcement is not a supplementary prospectus for the purposes of the Australian Corporations Act and may not contain all of the information that an Australian investor may find in a supplementary prospectus prepared in accordance with the Australian Corporations Act which may be required in order to make an informed investment decision regarding, or about the rights attaching to the Rights Issue Shares or New DIs.

This announcement is not a supplementary prospectus for the purposes of the New Zealand Securities Act 1978 (NZ) and may not contain all of the information that a New Zealand investor may find in a supplementary prospectus prepared in accordance with the New Zealand Securities Act 1978 (NZ) which may be required in order to make an informed investment decision regarding, or about the rights attaching to, the Securities.

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia), Canada or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute or form part of an offer or solicitation to purchase or subscribe for Securities in the United States, Canada or Japan or any jurisdiction in which such an offer or solicitation is unlawful. In particular, the Securities referred to in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act") or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements under the Securities Act. Subject to certain exceptions, the Securities referred to in this announcement are being offered and sold only outside the United States in accordance with Regulation S under the Securities Act. No public offering of securities of Aquarius will be made in the United States.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no supplementary prospectus has been lodged with, or registered by Investments Commission or the Japanese Ministry of Finance; and the Securities have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada or Japan. Accordingly, the Securities may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada or Japan.

This announcement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This announcement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this announcement nor taken steps to verify the information set forth herein and has no responsibility for this announcement.

This announcement does not constitute a supplementary prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the SWX Swiss Exchange. The Securities will not be listed on the SWX Swiss Exchange and, therefore, this announcement does not comply with the disclosure standards of the Listing Rules of the SWX Swiss Exchange.

Neither the content of Aquarius' website nor any website accessible by hyperlinks on Aquarius' website is incorporated in, or forms part of, this announcement.



AQUARIUS
PLATINUM LIMITED



File # 82-5097

21 April 2009

Third Quarter 2009 Financial & Production Results

Aquarius Platinum Limited ("**Aquarius**") announces its third quarter 2009 Financial & Production Results.

Aquarius regards the publication of its third quarter results as a significant new factor relating to the information contained in the Placing and Rights Issue prospectus published by Aquarius on 31 March 2009 ("**Placing and Rights Issue Prospectus**") and accordingly, expects to publish a supplementary prospectus which supplements the disclosure made in the Placing and Rights Issue Prospectus as soon as possible.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211



AQUARIUS PLATINUM LIMITED

Aquarius Platinum
Third Quarter 2009 Financial & Production Results

Highlights of the Quarter

- Attributable production 97,212 PGM ounces. A solid performance despite 10 fewer shifts (14%) in South Africa and suspension of operations at Everest Mine. Excellent operational and safety performance at Mimosa.
- Group cash costs steady quarter on quarter.
- PGM prices improved through quarter, results aided by weaker Rand US Dollar exchange rate.
- Gross "cash" profit for the quarter $14.2 million.
- Net profit for the quarter was $6.5 million, reversing losses of prior two quarters.
- Successful capital raising negotiated including a placement of 46.3 million shares raising £83.4 million, an underwritten rights issue of £47.7 million in progress and a fully underwritten convertible note issue of ZAR500 million.

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said "*The calendar quarter to March is traditionally the lowest average quarterly production for our South African operations because it includes the Christmas and New Year holiday periods. Factoring in 14% fewer shifts than the previous quarter, what at first glance appears to be a quarter of lower production and flat costs actually reveals some good improvements at the operations for the third quarter in a row both in terms of production and costs due to underlying improvements in efficiencies.*

The quarter is however, singularly characterised by the successful equity placing that we undertook in March, and the ongoing associated rights issue and convertible bond processes. It was very encouraging to see such good demand for the new equity and correspondingly the confidence that shareholders have placed in Aquarius' future. Funds will be applied with diligence to retiring existing debt, redeveloping the Everest Mine and indeed to new projects once the acquisition of Ridge completes. I would like to take this opportunity to thank shareholders, both old and new for their support of our business."

P&SA1 at Kroondal

- PGM production of 104,920 PGM ounces (Aquarius attributable 52,460 PGM ounces), a modest 4% decrease compared to the previous quarter.
- Effective cash margin was 38%

P&SA2 at Marikana

- PGM production of 38,851 PGM ounces (Aquarius attributable: 19,426 PGM ounces), an 8% decrease compared to the previous quarter before adjusting for 14% fewer shifts.
- Effective cash margin was 26%

Mimosa

- PGM production up 7% quarter-on-quarter to 46,278 PGM ounces (Aquarius attributable 23,139 PGM ounces) compared to the previous quarter.
- Cash margin for the quarter reduced to 24% due to increased costs and negative sales adjustments.

CTRP

- PGM production of 1,587 PGM ounces (Aquarius attributable: 793 PGM ounces), an 11% decrease compared to the previous quarter
- Effective cash margin increased to 53% compared to -2% in the previous quarter

Platinum Mile

- PGM production of 2,788 PGM ounces (Aquarius attributable: 1,394 PGM ounces), a 10% decrease compared to the previous quarter due to commissioning difficulties with the fine grind mills.
- Effective cash margin of 26%

Production by Mine

PGMs (4E)	Quarter Ended			
	Jun 2008	Sep 2008	Dec 2008	Mar 2009
Kroondal	83,062	101,731	109,707	104,920
Marikana	28,416	38,883	42,451	38,851
Everest*	31,327	32,365	31,703	-
Mimosa	38,517	43,638	43,232	46,278
CTRP	2,044	1,764	1,784	1,587
Platinum Mile	5,035	5,983	3,103	2,788
Total	**188,401**	**224,364**	**231,980**	**194,424***

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Jun 2008	Sep 2008	Dec 2008	Mar 2009
Kroondal	41,531	50,866	54,854	52,460
Marikana	14,208	19,442	21,226	19,426
Everest*	31,327	32,365	31,703	-
Mimosa	19,258	21,819	21,616	23,139
CTRP	1,022	882	892	793
Platinum Mile	2,517	2,992	1,552	1,394
Total	**109,863**	**128,366**	**131,843**	**97,212**

** Q3 production not comparable to previous quarter's production due to the temporary closure of the Everest mine in December 2008.*

Aquarius Group Attributable Production (PGM Ounces)



PGM ounces
150,000
100,000
50,000
0
Jun 08
Sep 08
Dec 08
Mar 09
Kroondal (attributable)
Marikana (attributable)
Mimosa (attributable)
CTRP (attributable)
Platinum Mile (attributable)
Everest

Metals Prices and Foreign Exchange

Metals price performance for our commodities was less volatile over the quarter and characterized by an overall upward trend compared to the low prices experienced in the previous quarter. Platinum closed the quarter back above the $1,000 mark, up 24% over the quarter to a close of $1,124 per PGM ounce.

Surplus supply experienced in the previous quarter due to poor autocatalyst demand found new homes in jewellery, in particular in China. In addition, increased demand in the metal as an investment (including ETFs) as an alternative to gold has seen a resurgence in demand, noticeably amongst Japanese retail investors. Palladium closed the quarter up 17% to $215 per ounce. Rhodium traded less volatile, closing the quarter down 6% at $1,175 per ounce. Gold closed the quarter up 6% at $921 per ounce.

12 Month Individual PGM Prices March 2009



Pt, Pd & Au ($/oz)
Rh ($/oz)
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09
Platinum
Palladium
Gold
Rhodium

Looking at the 4PGE basket prices for the quarter, the average achieved basket for operations in South Africa increased 7% to $797 per ounce (equal to R7,992 per ounce) and at Mimosa the achieved basket price reduced by -31% to $626 per ounce. The average basket price for the group for the quarter reduced 2% to $756 per PGM ounce, or R7,518 per ounce, dragged lower because of the reduction in the achieved basket price in Zimbabwe. It should be noted that the average basket price at the end of quarter, as calculated using market prices was $848 per ounce, equal to R8,068 per ounce using the quarter end Rand Dollar exchange rate of 9.52.

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Jun 2008	Sep 2008	Dec 2008	March 2009
Kroondal	2,350	1,758	746	795
Marikana	2,311	1,693	744	799
Everest	2,266	1,692	746	-
Mimosa	1,607	1,549	905	626*
CTRP	2,850	2,251	818	859
Platinum Mile	1,989	1,085	596	810
Aquarius Group Average	**2,187**	**1,684**	**770**	**756**

Note:
*Production for Mimosa is priced on the average London morning and afternoon prices for the calendar month prior to the month in which refined metals are produced, and consequently the basket price achieved shows a lag of one month compared to the average calendar prices.

PGM Basket Prices March 2008 to March 2009 (Dollar & Rand per PGM Basket ounce)


$/oz
R/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM

The Rand continued to hold its weaker 9 to 10 band against the US dollar, closing 2% weaker at an exchange rate of 9.52 to the US Dollar. The average Rand rate realised at South African operations during the quarter was 9.94 to the US Dollar.

Rand Dollar Exchange Rate March 2008 to March 2009


12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
Mar 08
Jun 08
Sep 08
Dec 08
Mar 09

Financials

Consolidated earnings for the quarter to 31 March 2009 was a net profit of $6.5 million (US 2 cents per share). Cash profit was $14.2 million for the quarter. This is a significant improvement from the previous two quarters which recorded losses of $21.5 million in the September '08 quarter and $48.5 million in the December '08 quarter largely as a result of negative sales price adjustments. The March quarter also benefited from improving PGM prices.

Importantly, the improved result is in spite of lower production of 30,000 PGM ounces due to the temporary closure of the Everest mine in December 2008.

For the quarter to 31 March 2009, revenue was $80.5 million, a $43 million increase in revenue compared to the December '08 quarter. The revenue figure is inclusive of positive sales adjustments of $11.8 million due to the flow through of improved PGM prices experienced during the quarter. The $11.8 million positive sales adjustment represents a $68.8 million turn around compared to the December '08 quarter's negative sales adjustment of $57.1 million. The stability and recovery in PGM prices has seen an end to the abnormally high sales adjustments experienced in the December half year.

Table A: Aquarius Attributable Production and Net Profit Summary by Quarter

	Quarter ended Jun 2008	Quarter ended Sep 2008	Quarter ended Dec 2008	Quarter ended Mar 2008
4PGE Production (attributable ounces)	109,863	128,366	131,843	**97,212**
Revenue	$217.3m	$178.1m	$90.0m	**$66.7m**
PGM Sales Adjustments – Realised & Unrealised	$27.3m	($71.9m)	($57.1m)	**$11.8m**
Total Revenue	$244.6m	$106.2m	$32.9m	**$78.5m**
Net Profit/(Loss) After Tax & Outside Equity Interests	$39.1m	($21.5m)	($48.6m)	**$6.5m**

Reduction in unit costs remains a focus throughout the Group's operations. During FY2009 there has been a 30% reduction in unit costs of which 10% was a reduction of the rand cost base and 20% was due to US dollar strength against the Rand. At Mimosa, unit costs were slightly up following the dollarisation of the Zimbabwean economy. It is too early to gauge the impact of the dollarisation of the Zimbabwean economy on the Mimosa mine operations.

At operations in South Africa, price changes have been experienced in the following input costs:

Table C: Quarterly Price Cost Changes at AQPSA, Q1 FY2009 Compared to Q4 FY2008

	Q3 2009 compared to Q2 2009
Labour	0%
Diesel	-29.6%
Chemicals	-0.44%
Explosives	-10.45%
Steel	-7.9%
Electricity*	0%

Looking to the fourth quarter 2009, it is anticipated that reductions in unit costs will be achieved as production increases further due primarily to increased shifts, though also due to falling prices for diesel, chemicals and steel flow through the cost base.

Finance charges for the quarter of $7.9 million included interest payments on the RMB debt facility of $6.4 million and a non-cash component of $1.5 million on the unwinding of the rehabilitation provision.

Subsequent to the end of the quarter on 9 April the RMB facility was reduced to R500 million following the repayment of R1.08 billion of the RMB facility from proceeds of the placement of shares concluded in

early April. It is envisaged that the remaining RMB facility (R500 million) will be paid out in the second week of May following conclusion of the issuance of the new convertible loan details of which can be sourced from the offer circular available on the Company website.

Depreciation and amortisation was in line with expectation at $7.7 million.

The Aquarius group cash balance at 31 March 2009 totaled $65.0 million. Net operating cash flow for the quarter comprised $77 million from sales, $67 million paid to suppliers, net finance expenses of $5.5 million and income tax paid of $2.2 million. Material cash flow items (other than mine operations) that affected cash balances during the quarter included capital expenditure of $10.5 million.

Group cash at 31 March 2008 (before proceeds from the placement of 46,330,000 shares) was held as follows:

AQP	$35.0 million
AQPSA	$16.3 million
ACS(SA)	$10.2 million
Mimosa	$ 3.5 million
Total	**$65.0 million***

Placement of 46,330,000 new common shares

Subsequent to the end of the quarter, gross proceeds of £83.4 million were received following the successful completion of the placing of 46,330,000 new common shares as announced to the market on 26 March. These proceeds have been used to retire part of the RMB bridge facility.

Aquarius Platinum Limited
Consolidated Income Statement
Quarter ended 31 March 2009
$'000

	Note:	Quarter Ended 31/03/09*	Nine Months Ended 31/03/09*	Financial Year Ended 30/06/08
Aquarius PGM Production (attributable ounces)		***97,212***	***357,421***	***500,203***
Revenue	*(i)*	78,459	217,638	919,012
Cost of sales	*(ii)*	(62,198)	(259,519)	(359,873)
Gross profit/(loss)		**16,261**	**(41,881)**	**559,139**
Other income		379	565	2,109
Admin & other operating costs		(2,013)	(6,723)	(10,467)
Other FX movements	*(iii)*	(961)	(37,260)	14,286
Finance costs	*(iv)*	(7,986)	(29,576)	(28,260)
Impairment losses	*( )*	(121)	(12,703)	-
Profit/(loss) before tax		**5,559**	**(127,578)**	**536,807**
Income tax benefit/(expense)		981	28,144	**(173,214)**
Profit/(loss) after tax		**6,540**	**(99,434)**	**363,593**
Minority interest	*(v)*	-	35,842	(127,119)
Net profit/(loss)		**6,540**	**(63,592)**	**236,474**
EPS (basic – cents per share)		*2.0*	*(19.44)*	*91.98*

** Unaudited*

Notes on the March 2009 Consolidated Income Statement

(i) Revenue for the quarter is $42 million higher than the Dec 08 quarter (despite lower production due to the temporary closure of the Everest mine) following stabilization of PGM prices during the quarter. This has resulted in positive sales pipeline adjustments of $11.8 million for the quarter, a $68.8 million turn around from the previous quarter.

(ii) Cost of sales per PGM ounce have reduced during the course of FY2009 both in Rand and dollar terms due to increased efficiencies and dollar strength.

(iii) Reflects foreign exchange movements on revaluation of net monetary assets.

(iv) Finance costs include group debt ($6.4 million) and unwinding of rehabilitation provision ($1.5 million).

(v) Minority interests no longer apply following conclusion of the final phase of the BEE flip in October 2008.

Aquarius Platinum Limited
Consolidated Cash flow Statement
Quarter ended 31 March 2009

		Quarter Ended	Nine Months Ended	Financial Year Ended
	Note:	**31/03/09***	**31/03/09***	**30/06/08**
Net operating cash inflow	*(i)*	2,144	(13,736)	339,073
Net investing cash outflow	*(ii)*	(10,476)	(34,920)	(118,048)
Net financing cash outflow		14	(30,080)	(320,081)
Net increase in cash held		**(8,318)**	**(78,736)**	**(99,056)**
Opening cash balance		86,953	170,956	287,663
Exchange rate movement on cash		(13,582)	(27,167)	(17,651)
Closing cash balance		**65,053**	**65,053**	**170,956**

* *Unaudited*

Notes on the March 2009 Consolidated Cash flow Statement

(i) Net operating cash flow for the March quarter includes $77 million inflow from sales, $67 million paid to suppliers, net finance expense of $5.5 million and income tax paid of $2.2 million.

(ii) Reflects development and plant and equipment expenditure of $10.5 million.

Aquarius Platinum Limited
Consolidated Balance Sheet
At 31 March 2009
$'000

	Note:	Quarter Ended 31/03/09*	Financial Year Ended 30/06/08
Assets			
Cash assets		65,053	170,956
Current receivables	*(i)*	85,583	186,964
Other current assets	*(ii)*	43,319	35,941
Property, plant and equipment	*(iii)*	200,037	221,515
Mining assets	*(iv)*	248,954	277,428
Goodwill	*(v)*	47,936	58,505
Other non-current assets	*(vi)*	12,955	15,599
Total assets		**703,837**	**966,908**
Liabilities			
Current liabilities	*(vii)*	209,613	267,517
Non-current payables	*(viii)*	1,992	2,219
Non-current interest-bearing liabilities	*(ix)*	1,761	1,752
Other non-current liabilities	*(x)*	100,029	150,906
Total Liabilities		**313,395**	**422,394**
Net assets		**390,442**	**544,514**
Equity			
Parent entity interest		390,442	508,914
Minority interest		-	35,600
Total Equity		**390,442**	**(iii) 544,514**

** Unaudited*

Notes on the March 2009 Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales
(ii) Reflects PGM concentrate inventory, reef stockpiles and consumables stores
(iii) Represents plant and equipment within the Group
(iv) Mining assets reflects Kroondal, Marikana, Mimosa and Everest mining (mining rights) assets
(v) Platinum Mile Resources acquisition
(vi) Includes recoverable portion of rehabilitation provision from Anglo Platinum ($11.9 million), investments in unlisted entities ($0.9 million)
(vii) Includes RMB bridge facility $162 million (since reduced on 9th April to $50 million), creditor and other payables $45 million and tax payable $2 million.
(viii) Includes rehabilitation obligations on P&SA1 and P&SA2 structures.
(ix) Reflects Investec loan at Platinum Mile Resources.
(x) Reflects deferred tax liabilities $47 million, provision for closure costs $53 million.

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 100%)
P&SA 1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter improved to 0.71 from 0.77 in the previous quarter. Twelve lost-time injuries were reported during the quarter.

Mining

- Production tons decreased by 19% to 1,456,748 tons due to the lower number of operating shifts during the quarter and higher geological losses
- Consequently, head grade decreased marginally from 2.60 g/t to 2.56 g/t

Processing

- Reduction in mining shifts mitigated by stockpile accumulation
- Tons processed decreased by 3% to 1,623,838 tons
- Recoveries increased at 78.5%
- PGM production decreased by 4% to 104,920 PGM ounces

P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production (PGM ounces)
Rand cash costs (per PGM ounce)
120,000
100,000
80,000
60,000
40,000
20,000
-
6,000
5,000
4,000
3,000
2,000
1,000
0
Jun 08
Sep 08
Dec 08
Mar 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged $795 per PGM ounce, 7% higher than the previous quarter. The achieved mine Rand Dollar exchange rate averaged 9.94 for the quarter. Revenue at Kroondal increased by 183% to R846 million for the quarter (Aquarius attributable: R423 million).

The decrease in production was in part offset by the gains in the basket price. However, revenue normalised as the impact of negative sales adjustments decreased due to stability and recovery in PGM prices with positive sales adjustments realising in March 2009.

Operations

The third quarter, which includes the Christmas and New Year period; has 14% less mining shifts than the second quarter due to the number of public holidays and associated shift scheduling. This impacted directly on underground production with the total square meters mined decreasing by 11% over the period. However, a higher incidence of geological features such as potholes during the period resulted in a 30% increase in the off-reef square meters mined, which directly reduced the resultant tonnage yield. The bulk of off-reef mining is back-packed to reduce grade dilution and does not reflect as mine production.

Production was further impacted by suspension of activities at the K5 Shaft following the fatal accident at the end of the previous quarter. Although the DME lifted the Section 54 instruction issued to Kroondal operations, Aquarius management decided to suspend operations at K5 shaft pending further representation and remedial measures implemented by Redpath, the K5 shaft underground mining contractor. Operations at the shaft therefore only resumed in January 2009.

As a result of the above factors, Kroondal mining production decreased by 19% to 1,456,748 tons for the quarter.

The '*Areboleleng*' (Tswana for "let's talk") industrial relations initiative is ongoing with MRC showing a positive effect on industrial relations, with no industrial action during the quarter. The initiative will be extended to Redpath at K5 Shaft, where minor industrial relations incidents did take place, during the next quarter. Although post-leave returns and absenteeism following the festive period had some production impact it showed significant improvement when compared with the previous year.

Stockpile accumulation in preparation for the period alleviated the reduction in mining production with tons processed decreasing by 3% to 1,623,838 tons. Stockpiles at the end of the quarter were 7,229 tons. Relines on the primary and secondary mills were performed at the K2 concentrator.

The head-grade decreased, averaging 2.56 g/t for the quarter. This was due to the increase in off-reef square meters mined, and the consumption of K5 shaft stockpiles which had lower grades due to the higher relative contribution of lower grade development tons.

Recoveries increased to 78.5% due to improvement initiatives in operational stability and control.

PGM production decreased by 4% to 104,920 PGM ounces (Aquarius attributable: 52,460 ounces) a fair performance given the reduction in operating shifts during the period. PGM production for the quarter showed a 5% improvement above the comparable quarter 3 production for the previous year.

Primary development for the quarter was 1,182 metres.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Mar 2009	62,281	30,728	11,411	500	104,920	52,460
Dec 2008	65,075	32,161	11,941	531	109,707	54,854
Sep 2008	60,634	29,573	11,068	456	101,731	50,866
Jun 2008	49,621	24,054	9,014	372	83,062	41,531

Operating Cash Costs

Cash costs per ton increased by 2% to R323 and costs per PGM ounce increased by 3% to R4,999 as a result of the lower production units due primarily to the fewer working shifts during the quarter. Offsetting this, stringent cost control measures and efficiency improvements mitigated the fixed cost impact associated with the lower mining production.

Gross revenue increased by 183% to R846 m as a result of the stability and recovery in PGM prices and the close-out of negative sales adjustment. As a result, Kroondal Mine shows a positive cash margin for the period of 38% compared to -78% in the previous quarter

Kroondal: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 4,999	R 4,096	R 3,993

Capital Expenditure

Capital expenditure for the quarter was R58 million, all ongoing capital. Major items included underground mining infrastructure and trackless mobile mining equipment.

P&SA2 at Marikana

Safety

The 12-month rolling average DIIR for the quarter deteriorated from 0.70 in the previous quarter to 0.88 Ten lost time injuries were reported during the quarter. Two incidents resulted in multiple injuries which compounded the impact on the safety measure.

Regrettably a fatal accident occurred in the open pit mining area on 7 January 2009, when Mr Victor Ndou, a mechanical assistant and employee of open pit contractor MCC Contracts, was fatally injured when he was struck by a sliver of metal expelled from a mechanical failure on the undercarriage of an excavator.

AQPSA has concluded the internal investigation but was issued a Section 54 instruction under the Mine Health and Safety Act, 1996. The instruction resulted in a 4-day stoppage of open pit operations. The Department of Minerals and Energy (DME) has yet to complete the enquiry into the accident.

Mining

- Production tons decreased by 24% to 564,851 tons, comprising 302,094 tons from underground and 262,758 tons from open pit operations
- Head grade decreased by 2% to 2.85 g/t due to higher percentage of underground material

Processing

- Tons processed decreased by 11% to 602,137 tons
- Recoveries increased by 7% to 70.46%
- PGM production decreased by 8% to 38,851 ounces (Aquarius attributable: 19,426 ounces)

P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production
(PGM ounces)
Rand cash cost
(per PGM ounce)
50,000
40,000
30,000
20,000
10,000
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Jun 08
Sep 08
Dec 08
Mar 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged $799 per PGM ounce, 7% higher than the previous quarter. The achieved mine Rand Dollar exchange rate averaged 9.94 for the quarter. Quarterly revenue at Marikana increased by 199% to R323 million (Aquarius attributable: R161 million)

The decrease in production was in part offset by the gains in the basket price. However, revenue normalised as the impact of negative sales adjustments decreased due to stability and recovery in PGM prices with positive sales adjustments realising in March 2009.

Operations
The third quarter, which includes the Christmas and New Year period has 14% less mining shifts than the second quarter due to the number of public holidays and associated shift scheduling. This had an impact on underground production with the total square meters mined decreasing by 9% over the period. It should be noted, however, that the contribution of underground production continues to increase and now accounts for 54% of total production at Marikana.

At the No.1 Shaft, primary development has made good progress showing a 6% increase on the previous quarter helping to offset geological losses. Re-establishment of sections will contribute to improved production in the next quarter. Stoping sections at No. 4 Shaft showed efficiency improvements during the quarter but reef production was adversely affected by the off-reef primary development and a Section 54 instruction following a blasting incident. Consequently, Marikana underground production decreased by 20% to 302,093 tons for the quarter.

Open pit production showed a decline in accordance with the mine plan as Pit A approached the end of its life towards the end of the quarter, with ongoing open pit production from the ROM Pit and South-west Pit. The open pit stripping ratio made good progress, falling from 24:1 to 20:1 in accordance with the pit optimisation and the Pit A completion. Open pit production was also impacted by the lower number of shifts in the period and a Section 54 instruction issued following the fatality in the open pit area. Consequently, the open pit operations showed a quarter-on-quarter decrease of 28% to 262,758 tons.

The '*Arebolelen*g' (Tswana for "let's talk") industrial relations initiative is ongoing with MRC showing a positive effect on industrial relations, with no industrial action during the quarter. Post-leave returns and absenteeism following the festive period also showed improvement as compared with the previous year.

Stockpile accumulation in preparation for the period would have alleviated the reduction in mining production but concentrator availability was adversely affected by a failure on the ball mill gearbox and motor and a higher frequency of rod culling on the rod mill as a result of liner wear. Tons processed therefore decreased by 11% to 602,137 tons, comprising 307,047 tons from underground and 295,090 tons of open pit material. The rod mill is scheduled for a reline in the next quarter and improvements in plant availability are anticipated. Stockpiles at the end of the quarter were 86,035 tons, consisting predominantly of open pit material.

The head-grade decreased marginally by 2% to 2.85 g/t.

Recoveries made strong improvements, to 70.4% from 66% in the previous quarter, due to the higher relative processing of underground material and the process control and stability initiatives.

PGM production for the quarter decreased by 8% to 38,851 PGM ounces (Aquarius attributable: 19,426), a good performance given the lower number of shifts and indeed, a 38% improvement above the comparable Quarter 3 production for the previous year.

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Mar 2009	23,673	10,908	4,034	236	38,851	19,426
Dec 2008	26,193	11,733	4,256	268	42,451	21,226
Sep 2008	24,182	10,609	3,866	226	38,883	19,442
Jun 2008	17,843	7,649	2,769	155	28,416	14,208

Operating Cash Costs

Cash costs per ton increased by 1% to R395, whilst costs per PGM ounce decreased by 2% to R6,124 as a result of a higher consumption of underground material and ongoing improvement initiatives which served to offset the fixed cost impact of the lower production resulting from the fewer working shifts in the period.

Gross revenue increased by 199% to R323 m as a result of the improvement in PGM prices and the associated unwinding of negative sales adjustment. As a result, Marikana Mine shows a cash margin for the period of 26%.

Marikana: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R 6,124	R 5,012	R 4,831

Capital Expenditure

Ongoing capital expenditure totalled R15.3 million. (AQPSA share R7.65 million). This consisted of primarily of underground infrastructure establishment.

Contractor dispute with Moolman Mining

During March 2009, AQPSA and Moolman Mining agreed that the dispute relating to AQPSA resiling from the contract originally concluded between AQPSA and Moolman Mining on the basis of misrepresentation by Moolman Mining and Moolman Mining's conditional counter claims, would be referred to trial and would not be subject to Arbitration. As a result, the original Arbitration instituted by Moolman Mining against AQPSA relating to the application of the rise and fall formula in that contract, will be indefinitely suspended pending the outcome of the trial proceedings. This agreement was made an order of court with the consent of both parties and provisional dates in September 2010 have been allocated for the trial.

Everest Platinum Mine

Mining operations have been temporarily suspended at the Everest mine. On 8 December 2008 the Company announced the temporary suspension of operations at the Everest mine due to subsidence that resulted in geotechnical instability. Management assessed the situation in conjunction with the DME and a section 54 notice under the Mine Health and Safety Act was issued prohibiting normal mining operations but allowing inspection teams to enter the mine and permitting the care and maintenance activities.

Subsidence affected area within mined-out area at Everest


Decline
Current portal
Affected area
Mined-out area

The subsidence has subsequently stabilised and no further subsidence (as measured on surface) was evident as from the 10 February 2009 with seismic activity relating to movement in the collapsed area reduced to a state of equilibrium. Investigation teams have been able to assess the extent of the affected area, confirming that the subsidence is confined to mined-out area in the upper, central area of the mine straddling the decline system.

Rock engineering analysis by an independent rock engineering consultant has confirmed that the geotechnical instability is limited to the subsidence area and that further propagation of the area is extremely unlikely. The subsidence has been linked to abnormally high rainfall which preceded the event, with November and December 2008 being two of the three highest rainfall months recorded in 105 years of available meteorological data which affected ground conditions which are specific to the affected area. The investigation confirms that the stoping and development areas were not affected and that operations can be resumed through establishment of new access to the underground workings.

The CSIR Mineral Resources (Council for Scientific and Industry Research), completed a numerical analysis and rock strength testing of the current pillars and these results will be used by the Consulting Rock Engineers' to design a mine layout and regional and support pillars for the unmined areas. A project team is in process with a technical investigation in assessing alternatives to re-establish declines into the underground workings and design a mine plan based on the Rock Engineers' recommendation to safely resume production. It is anticipated that these studies will be completed during the next quarter.

The design that is being favoured at this stage and that eliminates the risk of future geotechnical instability and that will also have the lowest impact on operating cash flow, is the mining of two boxcuts and the related sets of declines (one north and one south) from the previous opencast areas. Apart from creating flexibility, access to the future west reserve and shorter travelling time for people, this option also includes regional pillars for sustainable mining.

AQPSA considers that there is sufficient ground for a combination of insurance claims for subsidence, loss of earnings and clearance and a claim to this effect has been submitted.

While operations are suspended, the monthly fixed cost of keeping the mine on care and maintenance is approximately R5 million. This cost comprises a small team of employees to keep the concentrator plant and underground mine under care and maintenance, fixed network electricity cost and general expenses such as insurance and security.

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling average DIIR for the quarter improved from 0.17 in the previous quarter to 0.00. No lost time injuries were reported during the quarter.

Mining

- Underground production decreased by 1% to 539,004 tons
- Head grade slightly decreased 1% to 3.58 g/t
- The surface stockpile decreased to a total 520,660 tons at the end of the quarter, equivalent to almost three-months mill feed

Processing

- Concentrator plant recoveries decreased to 73.3% from 74%
- Total mine production increased by 7% to 46,278 PGM ounces (Aquarius share: 23,139 PGM ounces)

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce (100%)


Production
(PGM ounces)
$ Cash Cost
(per PGM ounce
50,000
40,000
30,000
20,000
10,000
-
500
400
300
200
100
0
-100
-200
-300
-400
-500
Jun 08
Sep 08
Dec 08
Mar 09
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue

The average achieved PGM basket price for the quarter decreased by 31% to $626 per PGM ounce. The average achieved nickel price over the quarter decreased by 34% to $4.75 per pound from $7.15 per pound in the previous quarter. Revenue for the quarter decreased to $30 million, with base metals accounting for approximately 23% of revenue. The cash margin decreased to 24% from 56% in the previous quarter mainly due to falling achieved metal prices.

Operations

During the quarter mining operations hoisted 539,004 tons compared to 546,891 tons in the previous quarter. Tons milled during the quarter totalled 548,320 tons, with 9,316 tons being taken from the stockpile, which totalled 520,660 tons at the quarter end.

The average plant grade marginally de/creased to 3.58 g/t, compared to 3.63 g/t in the previous quarter.

Tons processed totalled 548,320, a 10% increase compared to the previous quarter, due to deferred Phase 5.5 tie in shutdown. The shutdown is now planned for in the fourth quarter.

Recoveries for the quarter slightly decreased to 73.3% from 74.2%.

PGM production during the quarter increased by 7% to 46,278 ounces (Aquarius attributable: 23,139 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Mar 2009	23,590	17,905	1,797	2,986	46,278	23,139
Dec 2008	21,903	16,678	1,753	2,898	43,232	21,616
Sep 2008	22,113	16,863	1,770	2,892	43,638	21,819
Jun 2008	19,532	14,821	1,535	2,628	38,517	19,258

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Mar 2009	659	545	18	329.5	272.5	9
Dec 2008	615	497	18	307.5	248.5	9
Sep 2008	602	498	17	301	249	8.5
Jun 2008	533	439	15	266	219	7

Operating Cash Costs

Cash costs per ROM ton increased by 2% to $42, whilst costs per PGM ounce increased by 6% to $499. The increase in cash costs for the quarter was attributable to a change in remuneration policy from a Zimbabwean dollar denominated salary base to a US dollar denominated salary base. The liberalisation of foreign currency trading, resulted in a change in services provision tariffs and these are negatively affecting the Mine's costs base, notably new power, water, telephone, license and rates tariffs which have now been dollarised.

The gross cash margin decreased to 24% from 56% in the previous quarter mainly due to falling achieved mine PGM basket prices. Net of by-products, cash costs were $326 per PGM ounce, compared to $181 per PGM ounce in the previous quarter, primarily due to a fall in the prices of base metals.

Mimosa Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	$499	$475	$326

Update on Foreign Currency Regime in Zimbabwe

The National Budget and Monetary Policy Statement announced in January 2009 liberalised foreign currency trading in the economy. As a result all companies including parastatals, are now billing in foreign currency. All taxes are also payable in foreign currency. No prior exchange control approvals are now required to trade or remunerate employees in foreign currency. Credit lines and foreign currency supply in the economy however remains a challenge. There are currently a lot of pricing distortions in the economy which are beginning to self-correct.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety
The DIIR improved to 0 from 4.80 in the previous quarter. No lost time accidents were recorded.

Processing
- Material processed increased marginally to 51,000 tons
- Grade decreased 5% to 2.15 g/t
- Recoveries decreased by 8% to 44%
- Production decreased to 1,587 PGM ounces (Aquarius attributable: 793 PGM ounces)

CTRP PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production
(PGM Ounces)
Rand Cash Cost
(per PGM Ounce)
2,500
2,000
1,500
1,000
500
0
5,000
4,000
3,000
2,000
1,000
0
Jun-08
Sep-08
Dec-08
Mar 09
Production
Cash Costs

Revenue
The achieved mine basket price for the quarter averaged 859 per PGM ounce, 5% higher than the previous quarter. The achieved mine Rand Dollar exchange rate averaged 9.94 for the quarter.

The decrease in production was in offset by the gains in the basket price and the reduction in operating cost with quarterly revenue increasing by 14% to R6.9 million (Aquarius attributable: R3.4 million).

Operations
Material processed increased to 51,000 tons. This is due to repositioning of the reclamation facilities on the chrome dump source.

The head grade decreased 5% to 2.15g/t as a result of grade variances within the chromite dump source material.

Recoveries decreased 8% to 44% due to the lower head grade and a breakdown on the Deswick mill, which resulting in the mill being bypassed. The problem has been rectified and improved recoveries is expected in the next quarter.

This resulted in production down 9% to 1,587 PGM ounces (Aquarius attributable: 793 ounces). This decrease in production was due to the lower feed grade.

CTRP: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Mar 2009	966	351	267	3	1,587
Dec 2008	1,078	404	297	4	1,784
Sep 2008	1,077	388	295	4	1,764
Jun 2008	1,254	452	333	5	2,044

Operating Costs

Cash costs decreased by 39% to R2,043 per PGM ounce, a significant fall due to cost reductions as well as a reversal of unrealised expense accruals made during prior periods. The cash margin for the period of was 53%, an increase from -2% in the previous quarter.

CTRP Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R 2,043	R 1,385	R 1,361

Platinum Mile (Aquarius Platinum 50%)

The effective date of the acquisition of the 50% interest in Platinum Mile was March 1 2008.

Safety

The DIIR was zero for the quarter. No lost time accidents were recorded.

Processing

- Tailings processed remained very constant compared to the previous quarter at 2,009 million tons
- PGM grade was 0.65 g/t
- Production was 2,788 PGM ounces (Aquarius attributable: 1,394 PGM ounces)

Platinum Mile PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production
(PGM ounces)
Rand cash cost
(per PGM ounce)
10,000
8,000
6,000
4,000
2,000
-
Jun 08
Sep 08
Dec 08
Mar 09
Production
Cash Costs

Revenue

The achieved mine basket price for the quarter averaged $810 per PGM ounce, 36% higher than the previous quarter, helping to offset lower production. The achieved mine Rand Dollar exchange rate averaged 9.92 for the quarter. Quarterly revenue decreased by 22% to R25 million (Aquarius attributable: R12.5 million).

Production levels continue to be seriously impacted during the expansion of fine milling capacity due to ongoing commissioning issues with the two new ultra-fine grind mills. It is anticipated that the issues will be resolved during the fourth quarter, paving the way for a ramp up to full annual production of 35,000 PGMs during the 2010 financial year.

Operations

Total feed for the quarter was 2,009,000 tons, a 3,000 ton increase compared to the previous quarter.

During the quarter the feed head grade decreased marginally to 0.65 g/t compared to 0.67 g/t the previous quarter.

Recoveries remained constant at 7% compared to the previous quarter.

As a result, production decreased 10% to 2,788 PGM ounces (Aquarius attributable: 1,394 ounces).

Target production at Platinum Mile remains 35,000 per annum. It is estimated that full monthly production rates will be achieved by July 2009.

Platinum Mile: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Mar 2009	1,617	864	251	56	2,788
Dec 2008	1,799	962	279	63	3,103
Sep 2008	3,470	1,855	538	120	5,983
Jun 2008	2,920	1,561	453	101	5,035

Operating Costs
Cash costs increased 3% to R5,519 per PGM ounce.

Platinum Mile Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Platinum Mile	R 5,519	nm	nm

Capital Expenditure
Capital expenditure for the quarter was R15.2 million. The expansion and fine milling project budget of R59 million remains on target, with the total spent to date to R55 million, with R4 million remaining in the fourth quarter to June 2009.

CORPORATE MATTERS

Announcement and completion of equity placing

On 26 March 2009 Aquarius announced the placement of 46,330,000 new common shares in the Company (the "Placing Shares") were placed by Merrill Lynch International and Euroz Securities Limited at a price of £1.80, or A$3.75 per placing share, raising gross proceeds of approximately £83.4 million. The placing shares issued represent approximately 14.2% of Aquarius' issued common share capital prior to the placing. Placement funds were received subsequent to the end of the quarter following the issue and allotment of the placement shares to placees on 1 April 2008. More information can be found at www.aquariusplatinum.com.

Launch of Rights Issue

On 27 March 2009, subsequent to the successful equity placing, Aquarius announced a fully underwritten 1 for 9 rights issue to raise gross proceeds of approximately £47.7 million, through the issue of 41,491,737 new common shares, representing 10% of the enlarged issued common share capital of Aquarius, at a price of £1.15 pence, A$2.39 or ZAR15.83 per new common share. More information and a full prospectus can be found at www.aquariusplatinum.com.

Launch of Placement of up to R650 million secured convertible bonds

On 27 March 2009 following the placing of common shares of Aquarius and the announcement of a proposed rights issue, Aquarius also announced its intention to raise up to R650 million by way of a convertible bond issue, of which R500 million will be fully underwritten by Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB"). More information can be found at www.aquariusplatinum.com.

Recommended All-Share Offer for Ridge Mining plc

On 27 March 2009 Aquarius Platinum Limited and Ridge Mining plc announced that they signed an Implementation Agreement for the possible recommended all-share offer for Ridge by Aquarius. Under the terms of the Implementation Agreement, and subject only to the satisfaction or waiver of the announced pre-conditions Aquarius has agreed to make an all share offer for the entire issued and to be issued share capital of Ridge. More information can be found at www.aquariusplatinum.com.

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Mar2009	Previous Quarter Dec 2008	*Change Quarter on Quarter*	Current 9 months Mar 2009	Previous 9 months Mar 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.71	0.77	*8*	0.71	0.40	*(78)*
Revenue							
Gross Revenue	R'M	846	299	*183*	1,748	3,880	*(55)*
PGM basket Price	$/oz	795	746	*7*	1,088	1,762	*(38)*
Gross cash margin	%	37	(78)	*(148)*	6	69	*(91)*
Nickel Price	$/lb	4.75	4.92	*(4)*	7.48	15.47	*(52)*
Copper Price	$/lb	1.55	1.77	*(12)*	2.27	3.83	*(41)*
Ave R/$ rate		9.94	9.75	*2*	9.17	7.09	*29*
Cash Costs on-mine							
Per ROM ton	R/ton	328	318	*3*	338	251	*35*
	$/ton	33	33	*(0)*	37	35	*5*
Per PGM oz (3E+Au)	R/oz	5,070	4,856	*4*	5,193	3,853	*35*
	$/oz	510	498	*2*	566	544	*4*
Per PGE (5E+Au)	R/oz	4,154	3,979	*4*	4,256	3,168	*34*
	$/oz	4	408	*(99)*	4	447	*(99)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	14,507	75,451	*(81)*	169,006	253,742	*(33)*
	$'000s	1,460	7,742	*(81)*	18,433	35,809	*(49)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	1,469	1,795	*(18)*	4,947	4,712	*5*
Open Pit	ROM Ton '000	-	9	*(100)*	18	164	*(89)*
Total	ROM Ton '000	1,469	1,804	*(19)*	4,965	4,876	*2*
Surface Stockpiles							
Underground Ore	ROM Ton '000	7	151	*(95)*	7	31	*(77)*
Open Pit Ore	ROM Ton '000	-	3	*(100)*	-	10	*(100)*
Total	ROM Ton '000	7	154	*(95)*	7	41	*(82)*
Tons Processed							
Underground	ROM Ton '000	1,624	1,673	*(3)*	4,861	4,588	*6*
Open Pit	ROM Ton '000	-	1	*(100)*	3	146	*(98)*
Total	ROM Ton '000	1,624	1,674	*(3)*	4,865	4,734	*3*
Grade							
Plant Head	g/t	2.54	2.60	*(2)*	2.56	2.64	*(3)*
Recoveries	%	78.47	78	*1*	78	77	*2*
PGM Production							
Platinum	Ozs	62,281	65,075	*(4)*	187,990	184,420	*2*
Palladium	Ozs	30,728	32,161	*(4)*	92,462	89,346	*3*
Rhodium	Ozs	11,411	11,941	*(4)*	34,420	32,838	*5*
Gold	Ozs	500	531	*(6)*	1,487	1,451	*2*
Total PGM (3E+Au)	Ozs	104,920	109,707	*(4)*	316,358	308,055	*3*
Iridium	Ozs	4,619	4,457	*4*	13,367	12,784	*5*
Ruthenium	Ozs	18,517	19,723	*(6)*	56,220	53,858	*4*
Total PGE (5E+Au)	Ozs	128,056	133,887	*(4)*	385,945	374,697	*3*
Base Metals Production							
Nickel	Tonnes	103	113	*(9)*	318	302	*5*
Copper	Tonnes	48	49	*(1)*	139	140	*(1)*
Chromite (000)	Tonnes	60	68	*(12)*	224	252	*(11)*

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Mar2009	Previous Quarter Dec 2008	*Change Quarter on Quarter*	Current 9 months Mar 2009	Previous 9 months Mar 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.88	0.70	*(26)*	0.88	0.45	*(96)*
Revenue							
Gross Revenue	R'M	323	108	*199*	649	1,209	*(46)*
PGM basket Price	$/oz	799	744	*7*	799	1,679	*(52)*
Gross cash margin	%	26	(146)	*(118)*	(25)	47	*(153)*
Nickel Price	$/lb	4.75	4.92	*(4)*	7.48	15.47	*(52)*
Copper Price	$/lb	1.55	1.77	*(12)*	2.27	3.83	*(41)*
Ave R/$ rate		9.94	9.75	*2*	9.17	7.09	*29*
Cash Costs on-mine							
Per ROM ton	R/ton	395	392	*1*	413	401	*3*
	$/ton	40	40	*(1)*	45	57	*(21)*
Per PGM oz (3E+Au)	R/oz	6,124	6,279	*(2)*	6,745	6,626	*2*
	$/oz	616	644	*(4)*	736	935	*(21)*
Per PGE (5E+Au)	R/oz	5,012	5,148	*(3)*	5,533	5,490	*1*
	$/oz	504	528	*(4)*	603	775	*(22)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	15,287	29,901	*(49)*	67,660	62,328	*9*
	$'000s	1,539	3,068	*(50)*	7,380	8,796	*(16)*
Expansion 100%	R'000s	-	-	-	-	10,860	*(100)*
	$'000s	-	-	-	-	1,533	*(100)*
Tons Mined							
Underground	ROM Ton '000	302	379	*(20)*	1,042	811	*28*
Open Pit	ROM Ton '000	263	366	*(28)*	963	820	*17*
Total	ROM Ton '000	565	745	*(24)*	2,005	1,632	*23*
Surface Stockpiles							
Underground Ore	ROM Ton '000	19	48	*(61)*	19	3	*526*
Open Pit Ore	ROM Ton '000	67	97	*(31)*	67	110	*(39)*
Total	ROM Ton '000	86	145	*(41)*	86	113	*(24)*
Tons Processed							
Underground	ROM Ton '000	307	292	*5*	968	786	*23*
Open Pit	ROM Ton '000	295	387	*(24)*	997	820	*22*
Total	ROM Ton '000	602	679	*(11)*	1,965	1,606	*22*
Grade							
Plant Head	g/t	2.85	2.92	*(2)*	2.86	2.96	*(3)*
Recoveries	%	70.46	66.00	*7*	66.22	64	*4*
PGM Production							
Platinum	Ozs	23,673	26,193	*(10)*	74,048	60,943	*22*
Palladium	Ozs	10,908	11,733	*(7)*	33,250	26,267	*27*
Rhodium	Ozs	4,034	4,256	*(5)*	12,157	9,304	*31*
Gold	Ozs	236	268	*(12)*	730	653	*12*
Total PGM (3E+Au)	Ozs	38,851	42,451	*(8)*	120,185	97,167	*24*
Iridium	Ozs	1,594	1,856	*(14)*	5,009	3,973	*26*
Ruthenium	Ozs	7,028	7,468	*(6)*	21,314	16,130	*32*
Total PGE (5E+Au)	Ozs	47,473	51,775	*(8)*	146,507	117,270	*25*
Base Metals Production							
Nickel	Tonnes	57	68	*(16)*	175	151	*16*
Copper	Tonnes	38	38	*0*	99	85	*16*
Chromite (000)	Tonnes (000)	36	42	*(15)*	122	90	*35*

Statistical Information: Mimosa

Data reflects 100% of mine operations		Current	Previous	*Change*	Current	Previous	*Change*	Rolling
	Unit	Quarter Mar2008	Quarter Dec 2008	*Quarter on Quarter*	9 month Mar 2008	9 months Mar 2007	*Period on Period*	12 months
Safety								
DIIR	200,000 man hrs	-	0.17	*0%*	0.11	0.13	*-12%*	0.16
Revenue								
Gross Revenue	$M	30	46	*-35%*	140	160	*-12%*	216
PGM basket Price	$/oz	626	905	*-31%*	995	1,126	*-12%*	1,145
Gross cash margin	%	24	56	*-57%*	55	71	*-22%*	63
Nickel Price	$/lb	5	7	*-34%*	7	15	*-52%*	9
Copper Price	$/lb	151	280	*-46%*	258	336	*-23%*	287
Cash Costs								
Per Rom ton	$/ton	42	41	*3%*	41	37	*9%*	41
Per PGM ounce 3E+Au	$/oz	499	473	*6%*	480	432	*11%*	482
(after by-product credit)	$/oz	326	181	*80%*	219	- 77	*-386%*	165
Per 6 PGM ounce 5E+Au	$/oz	475	450	*6%*	456	410	*11%*	458
(after by-product credit)	$/oz	314	180	*75%*	214	- 62	*-444%*	164
Capital Expenditure								
Current	$ ' 000s	7,165	5,351	*34%*	16,619	6,096	*173%*	22,247
Expansion	$ ' 000s	726	6,736	*-89%*	3,970	17,111	*-77%*	7,661
Mining								
Underground	RoM ton '000	539	547	*-1%*	1,585	1,390	*14%*	2,083
Surface Stock Piles								
Underground	ton '000	521	530	*-2%*	521	439	*19%*	521
Tonnes Processed								
Milled	ton '000	548	499	*10%*	1,563	1,294	*21%*	2,001
Grade								
Plant Head	g/t	4	4	*-1%*	4	4	*1%*	4
Recoveries	%	73	74	*-1%*	74	76	*-3%*	74
PGM Production								
Platinum	Ozs	23,590	21,903	*8%*	67,610	57,033	*19%*	87,142
Palladium	Ozs	17,905	16,678	*7%*	51,444	43,333	*19%*	66,266
Rhodium	Ozs	1,797	1,753	*3%*	5,319	4,431	*20%*	6,854
Gold	Ozs	2,986	2,898	*3%*	8,775	7,519	*17%*	11,403
Total PGM (3E+Au)	Ozs	46,278	43,232	*7%*	133,148	112,315	*19%*	171,664
Ruthenium	Ozs	1,596	1,504	*6%*	4,559	3,952	*15%*	5,963
Iridium	Ozs	819	785	*4%*	2,354	2,037	*16%*	3,077
Total PGE (5E+Au)	Ozs	48,694	45,521	*7%*	140,061	118,305	*18%*	180,704
Base Metals Production								
Nickel	Tons	659	613	*8%*	1,873	1,553	*21%*	2,406
Copper	Tons	545	497	*10%*	1,540	1,280	*20%*	1,978
Cobalt	Tons	18	18	*2%*	53	45	*17%*	68

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Mar2009	Previous Quarter Dec 2008	*Change Quarter on Quarter*	Current 9 months Mar 2009	Previous 9 months Mar 2008	*Change Period on Period*
Safety							
DIIR	200,000 man hrs			-		5.65	*100*
Revenue							
Gross Revenue	R'M	7	6	*14*	19	110	*(83)*
PGM basket Price	$/oz	859	818	*5*	1,323	1,919	*(31)*
Gross cash margin	%	53	(2)	*(2,738)*	16	84	*(81)*
Nickel Price	$/lb	4.75	4.92	*(4)*	7.48	15.47	*(52)*
Copper Price	$/lb	1.55	1.77	*(12)*	2.27	3.83	*(41)*
Ave R/$ rate		9.94	9.75	*2*	9.17	7.09	*29*
Cash Costs on-mine							
Per ROM ton	R/ton	64	119	*(46)*	94	85	*10*
	$/ton	6	12	*(46)*	10	12	*(15)*
Per PGM oz (3E+Au)	R/oz	2,043	3,361	*(39)*	3,111	2,230	*40*
	$/oz	206	345	*(40)*	339	315	*8*
Per PGE (5E+Au)	R/oz	1,385	2,325	*(40)*	2,124	1,546	*37*
	$/oz	139	239	*(42)*	232	218	*6*
Capital Expenditure							
Current/Sustaining 100%	R'000s	377	-	-	711	5,533	*(87)*
	$'000s	38	-	-	78	781	*(90)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit Ore	ROM Ton '000	nm	nm	-	nm	nm	-
Total	ROM Ton '000	nm	nm	-	nm	nm	-
Tons Processed							
Underground	ROM Ton '000	nm	nm	-	nm	nm	-
Open Pit	ROM Ton '000	51	50	*1*	171	204	*(16)*
Total	ROM Ton '000	51	50	*1*	171	204	*(16)*
Grade							
Plant Head	g/t	2.15	2.27	*(5)*	2.39	4.73	*(49)*
Recoveries	%	44	48	*(8)*	41	26	*56*
PGM Production							
Platinum	Ozs	966	1,078	*(10)*	3,121	4,860	*(36)*
Palladium	Ozs	351	404	*(13)*	1,143	1,748	*(35)*
Rhodium	Ozs	267	297	*(10)*	859	1,180	*(27)*
Gold	Ozs	3	4	*(14)*	12	17	*(31)*
Total PGM (3E+Au)	Ozs	1,587	1,784	*(11)*	5,135	7,805	*(34)*
Iridium	Ozs	99	145	*(32)*	391	609	*(36)*
Ruthenium	Ozs	656	651	*1*	1,995	2,845	*(30)*
Total PGE (5E+Au)	Ozs	2,342	2,579	*(9)*	7,521	11,259	*(33)*
Base Metals Production							
Nickel	Tonnes	1	2	*(34)*	6	11	*(46)*
Copper	Tonnes	1	1	*(21)*	3	4	*(26)*
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

Statistical Information: Platinum Mile

Data reflects 100% of mine operations	Unit	Current Quarter Mar 2009	Previous Quarter Dec 2008	Change Quarter on Quarter	Current 9 months Mar 2008
Safety					
DIIR	200,000 man hrs	-	-		-
Revenue					
Gross Revenue	R'M	25	32	-22%	99
PGM basket Price	$/oz	810	596	36%	830
Gross cash margin	%	26	42	-38%	37
Nickel Price	$/lb	4.40	4.39	0%	5.35
Copper Price	$/lb	1.70	1.39	22%	1.98
Ave R/$ rate		9.92	9.89	0%	9.19
Cash Costs on-mine					
Per ROM ton	R/ton	8	9	-11%	7
	$/ton	1	1	-11%	1
Per PGM oz (3E+Au)	R/oz	5,519	5,500	0%	3,888
	$/oz	556	556	0%	423
Per PGE (5E+Au)	R/oz	nm	nm		nm
	$/oz	nm	nm		nm
Capital Expenditure					
Current/Sustaining 100%	R'000s	-	1,310	-100%	1,390
	$'000s	-	132	-100%	151
Expansion 100%	R'000s	15,226	15,334	-1%	49,957
	$'000s	1,535	1,550	-1%	7,126
Tons Mined					
Underground	ROM Ton '000	nm	nm		nm
Open Pit	ROM Ton '000	nm	nm		nm
Total	ROM Ton '000	nm	nm		nm
Surface Stockpiles					
Underground Ore	ROM Ton '000	nm	nm		nm
Open Pit Ore	ROM Ton '000	nm	nm		nm
Total	ROM Ton '000	nm	nm		nm
Tons Processed					
Underground	ROM Ton '000	nm	nm		nm
Open Pit	ROM Ton '000	2,009	2,006	0%	6,583
Total	ROM Ton '000	2,009	2,006	0%	6,583
Grade					
Plant Head	g/t	0.65	0.67	-3%	0.70
Recoveries	%	7	7	0%	8
PGM Production					
Platinum	Ozs	1,617	1,799	-10%	6,886
Palladium	Ozs	864	962	-10%	3,681
Rhodium	Ozs	251	279	-10%	1,068
Gold	Ozs	56	63	-11%	239
Total PGM (3E+Au)	Ozs	2,788	3,103	-10%	11,874
Iridium	Ozs	nm	nm		nm
Ruthenium	Ozs	446	496	-10%	1,899
Total PGE (5E+Au)	Ozs	3,234	3,599	-10%	13,773
Base Metals Production					
Nickel	Tonnes	12	18	-33%	66
Copper	Tonnes	5	5	0%	21

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Non-executive

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Wessel Phumo	General Manager: Marikana
Jacques Pretorius	General Manager: Everest
Gabriel de Wet	General Manager: Engineering

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director
Fungai Makoni	Finance Executive & Company Secretary

Issued Capital

At 31 March 2009, the Company had in issue: 327,095,634 shares fully paid common shares and 1,680,305 unlisted options. It should be noted that subsequent to the end of the quarter, on 1 April 2009, there was a placement of 46,330,000 shares. Consequently, the number of fully paid common shares in issue following the placement is 373,425,634. The number of fully paid common shares in issue following the rights issue will be 414,917,371.

Substantial Shareholders 31 March 2009	Number of Shares	Percentage
Savannah Consortium	61,792,856	18.89%
HSBC Custody Nominees (Australia) Limited	24,395,110	7.46%
Nutraco Nominees Limited	20,569,148	6.29%
Chase Nominees Limited	16,763,933	5.13%

Trading Information

ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Merrill Lynch International 2 King Edward St London, EC1A 1HQ Telephone: +44 (0)20 7628 1000 **Investec Securities Limited** Investec Bank plc 2 Gresham St, London, EC2V 7QP Telephone: +44 (0)20 7597 5970	**Euroz Securities** Level 14, The Quadrant 1 William Street, Perth WA 6000 Telephone: +61 (0)8 9488 1400	**Investec Bank Limited** 100 Grayston Drive Sandown, Sandton 2196 Telephone: +27 (0)11 286 7326

Aquarius Platinum (South Africa) (Proprietary) Ltd

100% Owned (At 31 March 2009)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

For further information please visit aquariusplatinum.com or contact:

In Australia
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 41 (0)79 888 1642
nickbias@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS (SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
Ridge	Ridge Mining plc
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium - the principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration Number: EC 26290
Share code JSE: AQP
ISIN Code: BMG0440M1284
("Aquarius" or the "Company")

14 April 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

PRELIMINARY OFFERING CIRCULAR FOR UP TO ZAR650 MILLION FLOATING RATE SENIOR SECURED CONVERTIBLE BONDS

Offering circular

Pursuant to the announcement of a proposed convertible bond issue announced on 26 March 2009, Aquarius announces that the preliminary offering circular ("**Offering Circular**") setting out details of the proposed issue, private placement and listing of up to ZAR650 million floating rate senior secured convertible bonds ("**Bonds**") (the "**Bond Issue**"), of which ZAR500 million will be fully underwritten by Rand Merchant Bank, a division of FirstRand Bank Limited ("**RMB**"), has been approved by the JSE Limited ("**JSE**"). The Offering Circular is available, together with the requisite application forms and timetable for subscription, from RMB at the email address listed below. The Offering Circular will also be available on the Company's website on or about 15 April 2009.

Base share price

The base share price for the Bonds will be ZAR30.51. The number of shares which each Bond can be converted into is 26,226, being ZAR1m divided by the conversion price of ZAR38.13 (a 25% premium to the base share price).

General

The Bond Issue will be managed by RMB. Participation in the Bond Issue will only be available to persons who may lawfully be, and are, invited to participate by RMB. Eligible Aquarius shareholders will be given the opportunity to subscribe for Bonds on the same terms as RMB and will be treated preferentially in the allocation process. To be eligible the shareholder must qualify to participate in the Bond Issue in accordance with the selling restrictions in the Offering Circular or otherwise be entitled to participate in accordance with the laws of their jurisdiction as an exempt offeree without the requirement for a formal disclosure document being registered or issued in their jurisdiction. Note that due to JSE system requirements the minimum denomination of the Bonds, currently ZAR1m, may change to a smaller denomination. The minimum subscription amount will remain ZAR1m. Allocation of the Bonds is expected to take place on or around 5 May 2009 and listing of the Bonds is expected to take place on or around 11 May 2009, subject to customary closing conditions.

RMB is acting as the sole manager and underwriter for the Bond Issue.

Contacts

Aquarius Platinum Limited:

Stuart Murray, CEO	
Willi Boehm	+61 (0)8 9367 5211
Nicholas Bias	+41 (0)79 888 1642

Rand Merchant Bank:

Barry Martin	+27 (0)11 282 8118
Justin Bothner	+27 (0)11 282 4150
Email: AQP_convertible@rmb.co.za	

*This announcement is not an invitation to the public to subscribe for, or purchase, the Bonds in any jurisdiction. The offering and placing of the Bonds is subject to offering restrictions and is not intended to constitute an offer to the public or a public offer for subscription for or purchase of the Bonds in any jurisdiction including South Africa, the United States of America, the United Kingdom, the European Economic Area, the Commonwealth of Australia and Japan, nor are the Bonds offered in or into any jurisdiction where it is illegal for the Bonds to be offered, made or accepted. Persons into whose possession the Offering Circular or any Bonds come must inform themselves about, and observe, any such restrictions. In particular the Bonds and the Common Shares into which the Bonds may be converted have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**") and may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Regulation S under the Securities Act ("**Regulation S**")). The Bonds will be offered and sold only in offshore transactions outside the United States in accordance with Regulation S and, subject to certain exceptions, may not be offered, sold or delivered within the United States or to, or for the account or benefit of, US Persons.*

In the United Kingdom this announcement is directed exclusively at persons falling within Article 19 ("Investment professionals") or Article 49 ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to whom this announcement may otherwise be directed without

contravention of Section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as "Relevant Persons"). This announcement must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This announcement is not intended to be nor does it constitute an offer for sale or subscription to the public as contemplated under Chapter VI of the South African Companies Act No. 61 of 1973. South African residents are permitted to acquire the Bonds in terms of, and in accordance with, the provisions of Section H of the South African Exchange Control Rulings as administered by the South African Reserve Bank.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful.

*Lazard & Co., Limited ("**Lazard**") is acting as financial adviser to Aquarius in connection with the Bond Issue and no-one else and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of Lazard or for providing advice in relation to the Bond Issue.*





ASX / LSE / JSE JOINT ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

7 April 2009

Aquarius Platinum Limited ("Aquarius" or the "Company")

Dealing disclosure requirements

Terms used in this announcement shall have the same meanings as set out in the prospectus published by Aquarius on 31 March 2008.

Further to the announcements made by the Company on 18 February 2009 and 26 March 2009 regarding a possible offer for Ridge Mining plc ("Ridge"), under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, 'interested' directly or indirectly in 1% or more of any class of 'relevant securities' of the Company, all 'dealings' in any 'relevant securities' of the Company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction.

The directors of the Company announced on 26 March 2009 that the Company intended to raise approximately £47.7 million through the fully underwritten issue of 41,491,737 New Shares at a price of 115 pence per New Share, representing 10.0 per cent of the enlarged issued ordinary share capital of Aquarius on the basis of 1 New Share for every 9 Existing Shares (the "Rights Issue").

In connection with the Rights Issue, the Company has agreed with the Panel Executive that there is no requirement for dealings in entitlements to New Shares under the Rights Issue (whether nil paid or fully paid) to be disclosed under Rule 8 or Rule 38.5 of the Takeover Code provided that, under Rule 8.3, any person who is interested in 1% or more of any class of the Company's relevant securities at midnight on the day that the New Shares resulting from the Rights Issue are issued, or who was so interested at midnight on the preceding business day, and who in either case either (i) dealt in entitlements to New Shares under the Rights Issue (whether nil paid or fully paid) at any time or (ii) subscribed for all or part of their entitlements under the Rights Issue, must (without prejudice to any disclosure obligations arising otherwise than in relation to dealings in Rights Issue entitlements) disclose their aggregate interests, rights to subscribe and short positions in the Company's relevant

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

securities by no later than 3.30pm on 1 May 2009, being the day following the date on which the New Shares resulting from the Rights Issue are issued.

Rules 8.1 and 38.5(b) should be applied accordingly, mutatis mutandis.

For the avoidance of doubt, there is no requirement under Rule 38.5(a) for a connected exempt principal trader which has been granted recognised intermediary status and which is acting in a client serving capacity to disclose either (i) dealings in entitlements to New Shares under the Rights Issue (whether nil paid or fully paid) or (ii) the subscription for New Shares under the Rights Issue.

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Merrill Lynch
Andrew Osborne or Will Smith
Tel:+44 (0)20 7628 1000

Euroz Securities
Doug Young
Tel:+ 61 (0)8 9488 1400

Rand Merchant Bank
Peter Hayward-Butt or Carel Vosloo
Tel: 27 (0)11 282 8000

Lazard
Peter Kiernan, Spiro Youakim or Chris Seherr-Thoss
Tel:+44 (0)20 7187 2000

If you are in any doubt as to whether or not you are required to disclose a dealing, please contact an independent financial adviser authorised under the Financial Services Markets Act 2000, consult the Panel's website at http://www.thetakeoverpanel.org.uk/ or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

These materials are not for distribution, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Canada, or Japan. These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act").

The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

For further information please visit www.aquariusplatinum.com

File # 82-5097


ASX, LSE & JSE
AQUARIUS
PLATINUM LIMITED

ASX / LSE / JSE JOINT ANNOUNCEMENT

3 April 2009

Aquarius Platinum Limited ("Aquarius")

Rule 2.10 Announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "**Code**"), Aquarius announces that, as at the close of business on 2 April 2009, and following the placing of 46,330,000 common shares of US$0.05 each (the "**Placing Shares**") on 31 March 2009, it had in issue 373,425,634 common shares of US$0.05 each, ISIN reference BMG0440M1284.

For further information please visit www.aquariusplatinum.com or contact:

Aquarius Platinum
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Dealing Disclosure Requirements

*Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge Mining plc (**"Ridge"**), all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.*

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

File # 82-5097

AQUARIUS PLATINUM LIMITED
ARBN 087 577 893

Notice under Section 708A(5)(e) of the Corporations Act 2001 (Cth)

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) is pleased to announce that it has issued 46,330,000 new fully paid common shares (**New Common Shares**) to sophisticated and professional investors, pursuant to a placement that was announced to the ASX on 26 March 2009.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act 2001 (Cth) (**Corporations Act**).

The New Common Shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) section 674 of the Corporations Act.

As at the date of this notice, there is no information:

(a) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(b) that investors and their professional advisers would reasonably require for the purpose of making an information assessment of:

A. the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

B. the rights and liabilities attaching to the New Common Shares.

Signed for Aquarius Platinum Limited by



Willi Boehm
Company Secretary

Rule . , . . , . . , . .

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Aquarius Platinum Limited

ACN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid common shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,330,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The shares are fully paid common shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$3.75 per share, £1.80 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used for the repayment of a bridging loan, for capital expenditure on the Everest mine and capital and operating requirements in relation to a possible acquisition and for working capital and ongoing operations
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 April 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	414,917,371	Fully paid common shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	616,128	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		334,202	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/13
		280,002	Unlisted options expiring 21/11/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

NOT APPLICABLE

Entities that have ticked box 34(b)

NOT APPLICABLE

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 1 April 2009
~~(Director~~/Company secretary)

Print name: WILLI BOEHM

== == == == ==

File # 82-509



AQUARIUS PLATINUM LIMITED

31 March 2009

The Manager
Company Announcements
ASX Limited
Level 10, 20 Bond Street
SYDNEY NSW 2000

Letters to shareholders

Attached are copies of letters despatched to Aquarius Platinum Limited shareholders in respect of the renounceable rights issue, the offer document for which was provided to ASX on 31 March 2009.

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
COMPANY SECRETARY

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com


AQUARIUS
PLATINUM LIMITED
ARBN 087 577 893

31 March 2009

[Insert shareholder address]

Dear Shareholder

Renounceable Rights Issue

As you may be aware, Aquarius Platinum Limited ARBN 087 577 893 (the **Company**) is currently undertaking a fully underwritten renounceable pro rata rights issue (**Rights Issue**). The Company expects that the Rights Issue will close on 29 April 2009.

The underwritten Rights Issue is open to existing holders of shares in the Company (**Shareholders**) with a registered address in, or who are resident in, any jurisdiction apart from the United States, Canada and Japan (**Qualifying Shareholders**) as at 5.00pm (AWST) on 9 April 2009 (for Shareholders who hold shares on the Australian sub-register), close of business on 30 March 2009 (for Shareholders who hold shares on the UK sub-register) and close of business on 9 April 2009 (for Shareholders who hold shares on the South African sub-register) (**Record Date**).

Pursuant to the Rights Issue, the Company may issue a maximum of 41,491,737 fully paid common shares in the capital of the Company (**New Common Shares**) to raise a maximum of approximately £47.7 million (before costs). The New Common Shares will be offered on the basis of 1 New Common Share for every 9 fully paid common shares held in the capital of the Company.

The Company has determined that it would be unreasonable to extend the Rights Issue to Shareholders who have a registered address in, or who are resident in, the United States, Canada and Japan (**Restricted Shareholders**). Accordingly, the Company wishes to advise you that it will not be extending the Rights Issue to you.

The Company has obtained a waiver from ASX Limited in relation to ASX Listing Rule 7.7.1(c). As a result, the Company will be adopting a standard procedure in the UK whereby instead of selling the rights of Restricted Shareholders, those rights will be deemed not to have been taken up and will lapse. The New Common Shares represented by these lapsed rights will automatically fall into the underwritten shortfall, together with other New Common Shares representing rights not taken up by Qualifying Shareholders. Following the closing date of the Rights Issue, the underwriters will endeavour to procure subscribers for all New Common Shares not taken up (including those attributable to Restricted Shareholders) at a price which is not less than the Rights Issue subscription price.

Any premium to the Rights Issue subscription price obtained by the underwriters will be paid to holders of lapsed rights (including Restricted Shareholders) pro rata (provided that no payments of less than £5.00 will be made and any amounts not paid on this basis will be aggregated and paid to the Company).

To the extent that the underwriters cannot procure subscribers at a premium to the Rights Issue subscription price, it will procure subscribers or will themselves subscribe for all shortfall New Common Shares (including those attributable to Restricted Shareholders) at the Rights Issue subscription price, with the proceeds of this paid to the Company.

File # 82-5097

Please note that it is possible that no net proceeds will be available for distribution to Restricted Shareholders. We will inform you in due course of the outcome of the sale of your New Common Shares.

For further information on your entitlement to the Rights Issue, or how to deal with the Rights Issue, please contact the Shareholder Helpline.

Shareholder Helpline for Shareholders on the Australian Share Register

1300 749 865 (from inside Australia)

+61 3 9415 4663 (from outside Australia)

Shareholder Helpline for Shareholders on the UK Share Register

0870 889 3193 (from inside the UK)

+44 870 889 3193 (from outside the UK)

Shareholder Helpline for Shareholders on the South African Share Register

0800 202 361 (from inside the South Africa)

+27 11 373 0004 (from outside South Africa)

Yours faithfully



Willi Boehm
Company Secretary



AQUARIUS
PLATINUM LIMITED
ARBN 087 577 893

000001 000 AQP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

31 March 2009

Dear Shareholder

Renounceable Rights Issue

Aquarius Platinum Limited ARBN 087 577 893 (the **Company**) is pleased to announce an opportunity for holders of shares in the Company **(Shareholders)** with a registered address in, or who are resident in, any jurisdiction other than (subject to certain exceptions) the United States, Canada and Japan **(Qualifying Shareholders)** as at 5.00pm (AWST) on 9 April 2009 (for Shareholders who hold shares on the Australian sub-register), close of business on 1 April 2009 (for Shareholders who hold shares on the UK sub-register) and close of business on 9 April 2009 (for Shareholders who hold shares on the South African sub-register) **(Record Date)** to participate in a fully underwritten, renounceable pro rata rights issue **(Rights Issue** or **Offer)**.

Pursuant to the Rights Issue, the Company will issue up to 46,330,000 fully paid common shares in the capital of the Company **(New Common Shares)** to raise approximately £47.7 million (before costs). The issue price per New Common Share A$2.39 (for Qualifying Shareholders on the Australian sub-register), £1.15 (for Qualifying Shareholders on the United Kingdom sub-register) and ZAR15.83 (for Qualifying Shareholders on the South African sub-register). The New Common Shares will be offered on the basis of 1 New Common Shares for every 9 fully paid common shares held in the capital of the Company as at the Record Date.

The New Common Shares will be fully paid and will rank equally with the Company's existing issued shares. The Company will make an application to ASX Limited **(ASX)**, to the London Stock Exchange **(LSE)** and the Johannesburg Stock Exchange **(JSE)** for official quotation of the New Common Shares.

The rights to subscribe for the New Common Shares in accordance with the Rights Issue **(Rights)** will be renounceable, which means that Qualifying Shareholders who do not wish to take up all or some of their entitlement may sell or transfer their Rights. In determining entitlements, any fractional entitlements have been rounded down to the nearest whole number. Holdings on different registers will not be aggregated for calculating entitlements.

An offer document, a copy of which was lodged with the ASX on 31 March 2009, with the UK Listing Authority on 30 March 2009 and the JSE on 30 March 2009, will be sent to all Qualifying Shareholders. A copy of the offer document is also available on the ASX website (http://www.asx.com.au). Full details of the terms and conditions of the Rights Issue are contained in the offer document.

Pursuant to the ASX Listing Rules **(Listing Rules)**, the Company is required to provide you with certain information before proceeding with the Rights Issue. This notice contains all the information required by Appendix 3B of the Listing Rules.

The number of issued shares at the date of this notice, the number of shares on issue on completion of the placement announced on 26 March 2009 and the total number of issued shares at the close of the Offer are as follows:

- Number of shares currently on issue and quoted on ASX, LSE and JSE: 327,095,634
- Number of shares on issue on completion of the Placement 46,330,000
- Maximum number of New Common Shares to be issued under the Offer: 41,491,737
- Maximum number of New Common Shares on issue upon completion of the Offer: 414,917,371

The Rights Issue is being fully underwritten by Merrill Lynch International and Euroz Securities Limited. Subject to the terms of the underwriting agreement between Merrill Lynch International, Euroz Securities Limited and the Company, Merrill Lynch International and Euroz Securities Limited will subscribe for all New Common Shares that are not taken up under the Rights Issue. Merrill Lynch International and Euroz Securities limited with receive an underwriting fee of 4% of the aggregate value of the issue price of the number of underwritten shares, apportioned between them in proportion to their underwriting commitment (with an additional 1% discretionary fee).

The Company will use the proceeds raised by the Rights Issue to repay a bridging loan, for capital expenditure on the Everest mine and capital and operating requirements in relation to the possible acquisition of Ridge Mining plc and for working capital and ongoing operations.

Please note that (subject to certain exceptions) Shareholders at the Record Date that have a registered address in, or who are resident in, the United States, Canada and Japan (**Restricted Shareholders**) will not be eligible to participate in the Offer. The Company obtained a waiver from Listing Rule 7.7.1(c) to allow the New Common Shares attributable to Restricted Shareholders to be placed by Merrill Lynch International and Euroz Securities Limited and any net premium paid for those New Common Shares will be remitted to the Restricted Shareholders on a pro rata basis.

Qualifying Shareholders may:

- take up all their entitlement;
- allow all or part of their entitlement to lapse;
- sell all of their entitlement as Rights on the ASX, LSE or JSE (whatever the case may be);
- take up part of their entitlement and sell the balance on the ASX, LSE or JSE (whatever the case may be);
- take up part of their entitlement and allow the balance to lapse; or
- transfer all or part of their Rights to another person other than on the ASX, LSE or JSE provided that the purchaser is not a Restricted Shareholder or would not be a Restricted Shareholder if the purchaser was the registered holder of the shares.

Qualifying Shareholders should refer to Part III of the offer document and the Entitlement and Acceptance Form, Provisional Allotment Letter or Form of Instruction accompanying the offer document (as appropriate) to determine how to deal with their Rights.

As required under the Listing Rules, the Company informs you that no Shareholder approval is required for the Rights Issue and, therefore, no Shareholder approval will be sought.

If you wish to take up all or some of the your entitlement you must complete the form (for the number of New Common Shares you wish to take up) that will be sent to you in accordance with the instructions set out on that form and arrange for payment of the application money in accordance with that form and also the offer document by the closing date set out below.

If you wish to sell all or part of your Rights on the stock exchange on which you trade, you must complete the section of the form in relation to this or contact your stockbroker. The Rights trading for the different registers is set out below.

You may elect to transfer all or part of the your Rights to another person (other than someone who is resident in, or with a registered address in, the United States, Canada and the UK) otherwise than on the stock exchange on which you trade. This can be done by completing a standard renunciation form (obtainable from your stockbroker or the Company's share registry) and returning that form by the closing date. You must also arrange for payment of the amount of the application money.

Before taking up entitlements under the Rights Issue, Qualifying Shareholders should read all the information set out in the offer document, including the risk factors. If you have any queries, please consult your professional adviser.

It is proposed that the Rights Issue be conducted accordingly to the following indicative table:

For Shareholders on the Australian Share Register

Event	Date
Rights Issue announced	26 March 2009
Offer document lodged with ASX	31 March 2009
Shares quoted on an 'ex' basis	3 April 2009
Rights trading commences	3 April 2009
Record Date	9 April 2009
Offer document and Entitlement and Acceptance Form despatched to Shareholders	15 April 2009
Rights trading ends	22 April 2009
Closing date	29 April 2009
Issue of New Common Shares and despatch of holding statement	5 May 2009
Commencement of trading of New Common Shares	6 May 2009

For Shareholders on the UK Share Register

Event	Date
Rights Issue announced	26 March 2009
Offer document stamped by UKLA and offer document published	30 March 2009
Record Date	30 March 2009
Shares quoted on an 'ex' basis	3 April 2009
Rights trading commences	3 April 2009
Rights trading ends	22 April 2009
Closing date	22 April 2009
Commencement of trading of New Common Shares	1 May 2009

For Shareholders on the South African Share Register

Event	Date
Rights Issue announced	26 March 2009
Rights trading commences	3 April 2009
Record Date	9 April 2009
Offer document despatched to Shareholders	14 April 2009
Rights trading ends	20 April 2009
Closing date	29 April 2009
Issue of New Common Shares	30 April 2009
Commencement of trading of New Common Shares	30 April 2009

For further information on your entitlement to the Rights Issue, or how to deal with the Rights Issue, please contact the Shareholder Helpline.

Shareholder Helpline for Shareholders on the Australian Share Register

1300 749 865 (from inside Australia)

+61 3 9415 4663 (from outside Australia)

Shareholder Helpline for Shareholders on the UK Share Register

0870 889 3193 (from inside the UK)

+44 870 889 3193 (from outside the UK)

Shareholder Helpline for Shareholders on the South African Share Register

0800 202 361 (from inside the South Africa)

+27 11 373 0004 (from outside South Africa)

Yours faithfully



Willi Boehm
Company Secretary

THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if you are not resident in the United Kingdom, from another appropriately authorised independent financial adviser.

This document relates to a Placing of 46,330,000 Placing Shares at 180 pence per Placing Share and a 1 for 9 Rights Issue of up to 41,491,737 Rights Issue Shares at A$2.39, 115 pence or ZAR15.83 per Rights Issue Share. The Placing Shares and the Rights Issue Shares are referred to herein as the New Common Shares. The Common Shares in issue at the date of this document are referred to as the Existing Shares.

The Existing Shares are quoted and traded on the ASX. The Existing Shares have a secondary listing on the Official List of the UK Listing Authority and are admitted to trading on the London Stock Exchange's main market for listed securities and have a secondary listing on the JSE.

If you hold your Existing Shares on the UK Share Register and you sell or have sold or otherwise transferred all of your Existing Shares (other than ex-rights) in certificated form before 3 April 2009 (the **Ex-Rights Date**) please send this document, together with any Provisional Allotment Letter, if and when received, at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee, except that such documents should not be sent to any jurisdiction where to do so might constitute a violation of local securities laws or regulations, including but not limited to the United States and the other Excluded Territories. If you hold Existing Shares on the UK Share Register and you sell or have sold or otherwise transferred only part of your Existing Shares (other than ex-rights) held in certificated form before the Ex-Rights Date, you should refer to the instruction regarding split applications set out in Part III of this document and in the Provisional Allotment Letter if and when received. If you have sold or otherwise transferred all or some of your Existing DIs before the Ex-Rights Date, a claim transaction will automatically be generated by Euroclear UK which, on settlement, will credit the appropriate number of DI Nil Paid Rights to the purchaser or transferee.

This document, which comprises a prospectus prepared in accordance with the Prospectus Rules of the UK Listing Authority made under Part VI of the Financial Services and Markets Act 2000 (FSMA), has been approved by the Financial Services Authority (the **FSA**) in accordance with Section 85 of the FSMA. A copy of this document will be filed with the FSA in accordance with Rule 3.2 of the Prospectus Rules. This document together with the documents incorporated by reference (as explained in Part XII of this document) will be made available to the public in accordance with Rule 3.2 of the Prospectus Rules.

A copy of this document in English, the Form of Instruction and other requisite documentation, will be lodged with and registered by the South African Registrar of Companies on Tuesday, 31 March 2009, as required by section 146A of the South African Companies Act. Copies are available to Qualifying South African Shareholders from the registered office of the Company and the South African Transfer Secretaries at the address indicated on page 84 of this document.



AQUARIUS
PLATINUM LIMITED

Aquarius Platinum Limited

(an exempted company incorporated under the laws of Bermuda under the Companies Act 1981 of Bermuda with Exempted Company Number EC 26290)
ARBN 087 577 893

Placing of 46,330,000 Placing Shares at 180 pence per Placing Share

1 for 9 Rights Issue of up to 41,491,737 Rights Issue Shares at A$2.39, 115 pence or ZAR15.83 per Rights Issue Share

Merrill Lynch International
Global Coordinator and Bookrunner

Euroz Securities Limited
Co-Lead Manager

Rand Merchant Bank
Merchant Bank and transaction sponsor

Lazard & Co., Limited
Financial Adviser

You should read the whole of this document and any document incorporated herein by reference. Shareholders, DI Holders and any other persons contemplating a purchase of Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs should review the risk factors set out on pages 12 to 26 of this document for a discussion of certain important risks, uncertainties and factors that should be considered when deciding on what action to take in relation to the Placing or the Rights Issue and deciding whether or not to purchase Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs under the Placing or the Rights Issue, as applicable.

The distribution of this document and/or the Entitlement and Acceptance Form, the Provisional Allotment Letter or the Form of Instruction and/or the transfer of Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs into an Excluded Territory may be restricted by law and therefore, persons into whose possession this document and/or any accompanying documents come should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of securities laws of such jurisdiction. In particular, subject to certain exceptions, this document and/or the Entitlement and Acceptance Form, the Provisional Allotment Letter, the Form of Instruction and any other such documents should not be distributed, forwarded to or transmitted in or into the United States or any other Excluded Territory or any other jurisdiction outside Australia, the UK or South Africa, where the extension or availability of the Placing or the Rights Issue would breach any applicable law.

This document does not, and is not intended to, constitute or form part of any offer or invitation in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs, have not been and will not be registered under the US Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer in the United States.

Qualifying Australian Shareholders, Qualifying UK Shareholders and Qualifying South African Shareholders (other than, subject to certain exceptions, Restricted Shareholders) will be able to participate in the Rights Issue pursuant to the terms and conditions of the Rights Issue applicable to them as set out in paragraphs 2, 3 and 4 of Part III of this document.

Since the Australian Record Date and the South African Record Date are expected to occur on 9 April 2009 and the UK Record Date is expected to occur on 31 March 2009, the Company has instructed the Registrars not to process transfers of Common Shares between the Company's Australian Share Register, UK Share Register and South African Share Register between 26 March 2009 (being the date of announcement of the Rights Issue) and 7 May 2009), in order to facilitate the conduct of the Rights Issue in line with market practice and regulations in Australia, the UK and South Africa.

Both Merrill Lynch International and Euroz are acting exclusively for Aquarius and no one else in connection with the Placing and the Rights Issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Placing or the Rights Issue and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of either Merrill Lynch International or Euroz or for providing advice in relation to the Placing or the Rights Issue or any other matter referred to in this document. Apart from the responsibilities and liabilities, if any, which may be imposed on Merrill Lynch International by the FSMA or the regulatory regime established thereunder, Merrill Lynch International accepts no responsibility whatsoever and makes no warranty express or implied for the contents of this document, including its currency, accuracy, reliability, timeliness, continued availability, correctness, completeness or verification or for any other statement made or purported to be made by it, its affiliates, officers, employees or advisers, or on its behalf, in connection with Aquarius, the Placing or the Rights Issue (**Information**), and any information provided by Merrill Lynch International in respect of the Placing or the Rights Issue is provided merely as a conduit for the Company and nothing contained in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Each of Merrill Lynch International and Euroz accordingly disclaims to the maximum extent permitted by applicable law all and any responsibility or liability whether arising in tort, contract or otherwise and whether arising as a result of any omission from, or inadequacy or inaccuracy in, the Information or the distribution, responsibility or possession or use of the Information in or from any jurisdiction which they might otherwise have in respect of this document or any such statement.

Euroz, its affiliates, and their respective employees, officers, directors and representatives (together **Euroz Parties**) have not had any involvement in the preparation of this document and have not authorised or caused the issue of this document. The Euroz Parties have not made, and do not make, any recommendation, promise, representation or warranty, express or implied, in this document or otherwise with respect to Aquarius, the Placing, the Rights Issue, the Placing Shares, the Nil Paid Rights, the DI Nil Paid Rights, the Rights Issue Shares and the New DIs or any other matter related to or in connection with them. To the maximum extent permitted by law, the Euroz Parties are not responsible for, and disclaim any liability howsoever arising from, the contents of this document (including its currency, accuracy, reliability, timeliness, continued availability, completeness), any loss, damage or expense arising from the use of this document or its contents, the Placing, the Rights Issue, or any other matter related to them or any statements made by any person in connection with them. The Euroz Parties make no representation to any person regarding the legality of an investment in Aquarius, the Placing Shares, the Rights Issue Shares or the New DIs held by such person under any investment or any other laws or regulations.

Lazard is acting exclusively for Aquarius and for no one else in connection with the Possible Acquisition and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Possible Acquisition and will not be responsible to any other person for providing the protection afforded to its clients, or for providing advice in connection with the Possible Acquisition or contents of this document or any other matter referred to in this document.

The offer of Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs under the Rights Issue and any related issue (as defined in Section 708AA and Section 708A of the Australian Corporations Act) and the offer of Placing Shares under the Placing is being made in Australia pursuant to Section 708, Section 708AA and Section 708A of the Australian Corporations Act without disclosure to investors under Part 6D.2 of the Australian Corporations Act. This document was lodged with ASX on 31 March 2009. ASX takes no responsibility for the contents of this document or for the merits of the investment to which this document relates.

This document is not a prospectus for the purposes of the Australian Corporations Act and may not contain all of the information that an Australian investor may find in a prospectus prepared in accordance with the Australian Corporations Act which may be required in order to make an informed investment decision regarding, or about the rights attaching to the Placing Shares, Rights Issue Shares or New DIs. Nevertheless, this document contains important information and requires the immediate attention of Australian investors. Australian investors should also refer to the Rights Issue Cleansing Notice lodged with ASX on 26 March 2009. If you are in any doubt as to how to deal with this document, you should consult your professional adviser as soon as possible.

This document is not a prospectus within the meaning of the South African Companies Act but is a circular as defined in the JSE Listing Requirements.

Shareholders and other recipients of this document are advised to also read and consider the documents available for inspection referred to on page 202 of this document before taking any action. Any action taken shall be deemed to have been taken on the basis of the information contained in this document.

Application will be made to ASX for quotation of the Placing Shares on ASX. It is expected that trading on ASX in the Placing Shares will commence at 10.00 a.m. (AWST) on 2 April 2009. In addition, application will be made to ASX for quotation of the Rights Issue Shares. It is expected that trading on the ASX in the Rights Issue Shares will commence at 10.00 a.m. (AWST) on 7 May 2009.

Application will be made to the UK Listing Authority and to the London Stock Exchange for the Placing Shares to be admitted to the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, respectively. It is expected that admission will become effective and that dealings on the London Stock Exchange in the Placing Shares will commence at 8.00 a.m. (London time) on 31 March 2009. In addition, application will be made to the UK Listing Authority and to the London Stock Exchange for the Rights Issue Shares to be admitted to the Official List of the UK Listing Authority and to trading on the main market for listed securities on the London Stock Exchange, respectively. It is expected that admission will become effective and that dealings on the London Stock Exchange in the Rights Issue Shares (nil paid) will commence at 8.00 a.m. (London time) on 3 April 2009.

Application will be made to the JSE for the Placing Shares to be admitted to listing and trading on the Main Board of the JSE. It is expected that admission will become effective and that dealings on the JSE in the Placing Shares will commence at 9.00 a.m. (CAT) on 31 March 2009. Application will be made to the JSE for the Rights Issue Shares to be admitted to listing and trading on the Main Board of the JSE. It is expected that admission will become effective and that dealings on the JSE in the Rights Issue Shares (on a deferred settlement basis) will commence at 9.00 a.m. (CAT) on 21 April 2009 and in the Rights Issue Shares (fully paid) will commence at 9.00 a.m. (CAT) on 30 April 2009.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority (**BMA**) for the issue and transfer of the shares of the Company up to the amount of its authorized capital from time to time and of other securities of the Company to and between non-residents of Bermuda for exchange control purposes provided its Common Shares remain listed on an appointed stock exchange, which includes ASX, the LSE and JSE. This document will be filed with the Bermuda Registrar of Companies in accordance with Bermuda law. In granting such consent and in accepting this document for filing, neither the BMA nor the Bermuda Registrar of Companies accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this document.

Each of Merrill Lynch International and Euroz may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares, New DIs, and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, neither Merrill Lynch International nor Euroz proposes to make any public disclosure in relation to such transactions.

Except as otherwise indicated, terms have the meaning ascribed to them in Part XIV of this document.

The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Placing Shares, Rights Issue Shares or New DIs, or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

Subject to certain exceptions, this document does not constitute an offer of Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs to any person with a registered address or who is located in the United States. The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs have not been and will not be registred under the relevant laws of any state, province or territory of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States, except pursuant to an applicable exemption. Therefore, subject to certain exceptions, the Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction will not be sent to, nor will any Nil Paid Rights or DI Nil Paid Rights be credited to a stock account in the Australian Share Register, the South African Share Register, CREST or Strate on behalf of any Shareholder with a registered address in the United States.

In addition, until 40 days after the commencement of Rights Issue, an offer, sale or transfer of the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the US Securities Act.

Merrill Lynch International and Euroz may arrange for the offer of Rights Issue Shares not taken up in the Rights Issue only outside of the United States in reliance on Regulation S under the US Securities Act.

Any offering of Placing Shares in Australia is open only to select investors who are sophisticated or professional investors within Section 708(8) and section 708(11) of the Australian Corporations Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTRED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING, NEITHER DOES ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEAN THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

General Notice

Any reproduction or distribution of this document and/or any Entitlement and Acceptance Form, Provisional Allotment Letter or Form of Instruction, in whole or in part, and any disclosure of its contents or use of any information contained in this document for any purpose other than considering an investment in the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs is prohibited. By accepting delivery of this document, each offeree of the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs agrees to the foregoing.

None of the Company, Merrill Lynch International, Euroz, or any of their respective representatives, is making any representation to any offeree or purchaser of the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs regarding the legality of an investment in the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs by such offeree or purchaser under the laws applicable to such offeree or purchaser.

The information in this document is not financial product advice and does not take into account your investment objectives, financial situation or particular needs. It is important that you read this document

carefully and in its entirety before deciding on a particular course of action. In particular, you should consider the risk factors that could affect the performance of the Aquarius Group. You should carefully consider these risks in light of your personal circumstances (including financial and taxation issues) and seek professional guidance from your accountant, stockbroker or other professional adviser before deciding what to do.

TABLE OF CONTENTS

	Page
SUMMARY	6
RISK FACTORS	12
IMPORTANT INFORMATION	27
PLACING AND RIGHTS ISSUE STATISTICS	37
EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN AUSTRALIA	38
EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN THE UK	39
EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN SOUTH AFRICA	41
DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS	43
PART I LETTER FROM THE CHAIRMAN OF AQUARIUS	46
PART II SOME QUESTIONS AND ANSWERS ABOUT THE PLACING AND THE RIGHTS ISSUE	55
PART III TERMS AND CONDITIONS OF THE RIGHTS ISSUE	59
PART IV INFORMATION ON THE AQUARIUS GROUP	93
PART V OPERATING AND FINANCIAL REVIEW OF THE AQUARIUS GROUP	105
PART VI HISTORICAL FINANCIAL INFORMATION ON THE AQUARIUS GROUP	111
PART VII UNAUDITED PRO FORMA FINANCIAL INFORMATION	140
PART VIII INFORMATION ON RIDGE	145
PART IX FINANCIAL INFORMATION ON RIDGE	150
PART X TAXATION	159
PART XI ADDITIONAL INFORMATION	170
PART XII RELEVANT DOCUMENTATION INCORPORATED BY REFERENCE	204
PART XIII DEPOSITORY INTERESTS: TERMS OF DEED POLL	206
PART XIV DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS	228

SUMMARY

PROSPECTUS DIRECTIVE WARNING

The following summary information should be read as an introduction to the more detailed information appearing elsewhere in this document. Any investment decision relating to the Placing or the Rights Issue should be based on the consideration of the document as a whole and not solely on this summarised information. Where a claim relating to the information contained in this document is brought before a court in a Member State of the European Economic Area, the claimant may, under the national legislation of that member state where the claim is brought, be required to bear the costs of translating this document before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with other parts of this document.

1 THE AQUARIUS GROUP

The Aquarius Group is a focused platinum group metals (**PGMs**) producer, with operations on the eastern and western limbs of South Africa's renowned PGM-bearing mineralised zone, the Bushveld Complex, and on the Great Dyke Complex in Zimbabwe. The Aquarius Group's attributable PGM (4E) production for the financial year ended 30 June 2008 was 500,203 ounces. At 30 June 2008, the Aquarius Group was the fourth largest primary platinum producer in the world.

2 REASONS FOR THE PLACING AND THE RIGHTS ISSUE

During 2008, the Aquarius Group simplified its group structure by removing all minority shareholdings in its subsidiary, AQPSA, through various actions, including the repurchase by Aquarius of Impala Platinum's 20 per cent. interest in AQPSA for US$790 million in April 2008. This repurchase was partly financed through a Bridge Loan Facility from RMB. The Bridge Loan Facility is due for repayment on 30 June 2009 and on 25 March 2009 (being the last practicable date before the date of this document), had an outstanding balance of approximately ZAR1,577.5 million (approximately US$167 million). Part of the proceeds of the Placing, Rights Issue and Convertible Bond Issue are expected to be applied in repaying this balance.

On 8 December 2008, Aquarius' management announced the temporary suspension of operations at the Everest mine owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. However, Aquarius' management believes that the subsidence event does not jeopardise the sustainability of the Everest mine on a long term basis and that technically acceptable alternatives exist to re-open the mine. The capital expenditure associated with the potential restart of the Everest mine is currently estimated to be ZAR200 to ZAR250 million. Part of the proceeds of the Placing, Rights Issue and Convertible Bond Issue are expected to be applied to this capital expenditure.

As announced on 27 March 2009, Aquarius has signed an implementation agreement with Ridge pursuant to which, subject to the satisfaction of the pre-conditions relating to (i) the successful outcome of the Placing, Rights Issue and Convertible Bond Issue, and (ii) the arrangement, on terms satisfactory to Aquarius, acting reasonably in its absolute discretion, of sufficient bridge funding for the continued operation of the Blue Ridge mine, Aquarius has agreed to make an offer for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Common Share for every 2.75 Ridge Shares. Should the Possible Acquisition complete, part of the proceeds of the Placing, Rights Issue and Convertible Bond Issue will be used to fund the operating and capital expenditure requirements of Ridge.

In order to be able to fully realise the benefits of the Possible Acquisition, Aquarius will require additional operating and capital expenditure currently estimated to be ZAR310 million through the 2010 calendar year.

Since the third quarter of the 2008 calendar year, there has been a rapid deterioration in end markets for PGM metals as well as other commodities. As a consequence, the market price for PGMs has declined significantly which has impacted Aquarius' cash flow generation. Cash balances during the six months ended 31 December 2008 were impacted by the net repayment of approximately US$90 million of pipeline sales advances resulting from the decline in PGM prices

from the time of the advance to the time of sale. While the Company's mechanised mining approach positions it at the lower end of the industry cost curve, making it resilient even under the current difficult economic conditions, an equity raising will provide the Company with greater financial flexibility to settle the outstanding amount under the Bridge Loan Facility and robustly capitalise the Aquarius Group for ongoing operating requirements. This will be particularly important if the weakening in the PGM market and liquidity constraints in the debt markets continue.

3 CURRENT TRADING AND PROSPECTS

Since December 2008, the outlook has improved for the Aquarius Group as a whole. PGM prices have improved from the lows experienced in the six months ended 31 December 2008. At 25 March 2009 platinum closed at US$1,124 per ounce, up 24 per cent. from the closing price in December 2008. Palladium remained flat at US$215 per ounce. Rhodium, which had decreased significantly from July 2008 to December 2008, has stabilised at US$1,200 per ounce in early March 2009.

The Company expects to publish its production and financial results for the quarter ending 31 March 2009 during the week commencing 20 April 2009. The total on mine production for the quarter ending 31 March 2009 is expected to be 190,600 PGM ounces of which 95,300 PGM ounces are attributable to Aquarius. Due to the suspension of operations at the Everest mine in December 2008, production in the quarter ending 31 March 2009 is not directly comparable to previous quarters. The Company anticipates improvement in production and reductions in operating costs during the second half of the current financial year which will help further expand margins. It is expected that the attributable production for the Aquarius Group for the current financial year will be in the range of 450,000–475,000 PGM ounces.

4 PROPOSED CONVERTIBLE BOND ISSUE

The Company has also announced on 26 March 2009 that it intends to raise a further ZAR500 million to ZAR650 million (US$53 million to US$69 million) by way of the Convertible Bond Issue. The minimum denomination of the Convertible Bonds will be ZAR1 million. The Convertible Bonds will be denominated in Rand and are expected to be listed on the JSE only.

Pursuant to the Convertible Bond Underwriting Agreement, RMB has agreed to underwrite the Convertible Bond Issue up to ZAR500 million and the Company has granted RMB an option to require the Company to issue additional Convertible Bonds up to a further value of ZAR150 million, to increase the total amount that may be raised under the Convertible Bond Issue to ZAR650 million. Participation in the Convertible Bond Issue will only be available to persons who may lawfully be, and are, invited to participate by RMB. RMB's obligations under the Convertible Bond Underwriting Agreement (including the underwriting) are conditional, *inter alia*, on UK Placing Admission occurring on or before the Placing Admission Date. Completion of the Convertible Bond Issue is expected to take place on or around 11 May 2009. The proceeds of the Convertible Bond Issue will be used in part to repay the Bridge Loan Facility.

5 USE OF PROCEEDS

The Company intends to raise approximately US$121 million (ZAR1,148 million) under the Placing, approximately US$69 million (ZAR657 million) under the Rights Issue and approximately US$53 million (ZAR500 million) under the Convertible Bond Issue. It is anticipated that of the approximately US$244 million (ZAR2,304 million) to be raised under the Placing, Rights Issue and Convertible Bond Issue, approximately US$167 million (ZAR1,578 million) will be applied to repaying the Bridge Loan Facility, approximately US$26 million (ZAR250 million) will be applied to capital requirement to open the Everest mine and approximately US$53 million (ZAR310 million) will be applied to capital and operating expenses for Ridge.

6 SUMMARY OF KEY TERMS OF PLACING AND THE RIGHTS ISSUE

The Company intends to raise approximately US$121 million (ZAR1,148 million) pursuant to the Placing and intends to raise approximately US$69 million (ZAR657 million) pursuant to the Rights Issue amounting to up to US$191 million (ZAR1,804 million) (before expenses) in total.

The Placing Price of 180 pence per Placing Share represents a 2.2 per cent. discount to the Closing Price of 184 pence per Existing Share on 25 March 2009 (being the latest practicable day before the announcement of the Placing and Rights Issue). The Placing Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Shares and Placees will also be Qualifying Shareholders for the purpose of the Rights Issue.

Under the Rights Issue, the Directors propose to offer Rights Issue Shares at A$2.39 per Existing Share to all Qualifying Australian Shareholders (other than, subject to certain exceptions, Restricted Shareholders), 115 pence per Existing Share to all Qualifying UK Shareholders (other than, subject to certain exceptions, Restricted Shareholders) and ZAR15.83 per Existing Share to all Qualifying South African Shareholders (other than, subject to certain exceptions, Restricted Shareholders) on the basis of 1 Rights Issue Share for every 9 Existing Shares that each Qualifying Shareholder holds at the close of business on the Applicable Record Date.

The Issue Price for Qualifying Australian Shareholders of A$2.39 per Rights Issue Share represents a 35.8 per cent. discount to the closing price on ASX of A$3.73 per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue). The Issue Price for Qualifying UK Shareholders of 115 pence per Rights Issue Share represents a 37.5 per cent. discount to the Closing Price of 184 pence per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue). The Issue Price for Qualifying South African Shareholders of ZAR15.83 per Rights Issue Share represents a 37.9 per cent. discount to the closing price on the JSE of ZAR25.50 per Existing Share on 25 March 2009, (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue).

The Placing is underwritten as to settlement risk by Merrill Lynch International and Euroz pursuant to the Placing and Rights Issue Underwriting Agreement. The Placing is conditional, *inter alia*, on:

(i) the Placing and Rights Issue Underwriting Agreement having become unconditional as regards the Placing (save for the condition relating to UK Placing Admission) and not having been terminated in accordance with its terms; and

(ii) UK Placing Admission having occurred not later than 8.00 a.m. (London time) on 31 March 2009 (or such later time and/or date, not being later than 8.00 a.m. (London time) on 2 April 2009, as the Company, Merrill Lynch International and Euroz may agree).

The Rights Issue is fully underwritten by Merrill Lynch International and Euroz pursuant to the Placing and Rights Issue Underwriting Agreement. The Rights Issue is conditional, *inter alia*, on:

(i) the Placing and Rights Issue Underwriting Agreement having become unconditional in all respects (save for the condition relating to Rights Admission) and not having been terminated in accordance with its terms; and

(ii) Rights Admission having occurred not later than 8.00 a.m. (London time) on 3 April 2009 (or such later time and/or date, not being later than 8.00 a.m. (London time) on 5 April 2009, as the Company, Merrill Lynch International and Euroz may agree).

The latest time and date for acceptance and payment in full under the Rights Issue is expected to be 5.00 p.m. (AWST) on 29 April 2009 for Qualifying Australian Shareholders and their renouncees; 11.00 a.m. (London time) on 28 April 2009 for Qualifying DI Holders and their renouncees; 11.00 a.m. (London time) on 29 April 2009 for Qualifying Non-CREST Shareholders and their renouncees; midday (CAT) on 29 April 2009 for Qualifying South African Shareholders who hold their Common Shares in certificated form and their renouncees; and midday on 29 April 2009 for Qualifying South African Dematerialised Shareholders and their renouncees.

7 SELECTED FINANCIAL INFORMATION ON AQUARIUS

Key financial information for the six months ended 31 December 2008 and 31 December 2007 and the financial years ended 30 June 2008, 30 June 2007 and 30 June 2006 is as set out below.

	Six months ended 31 December		Financial year ended 30 June		
	2008	2007	2008	2007	2006
	(US$'000s, except per share data)		(US$'000s, except per share data)		
Key income statement data					
Revenue	139,179	423,657	919,012	709,183	426,569
Gross profit/(loss)	(58,142)	247,995	559,139	408,370	216,733
Profit/(loss) from operating activities	(98,965)	236,700	565,067	399,676	202,457
Profit/(loss) before income tax	(133,137)	227,792	536,807	384,458	192,074
—Attributable to equity holders of the parent	(70,130)	106,646	236,474	187,223	85,630
—Attributable to minority interests	(35,842)	61,968	127,119	106,374	55,373
Key balance sheet data					
Total assets	721,891	1,058,236	966,908	945,174	710,195
Total liabilities	(334,422)	(285,465)	(422,394)	(312,629)	(316,358)
Total equity	387,469	772,771	544,514	632,545	393,837
Total equity and liabilities	721,891	1,058,236	966,908	945,174	710,195
Earnings per share (cents)					
Basic	(25.09)	41.58	91.98	72.84*	33.62*
Diluted	(25.09)	41.17	91.47	72.17*	33.04*

* Adjusted for three for one share split approved by Shareholders on 23 November 2007.

8 SUMMARY OF RISK FACTORS

Shareholders should carefully consider the following risks:

Risks related to the PGM Industry

- Macroeconomic conditions, PGM commodity price volatility and other potential for decreased demand for PGMs may have an adverse impact on the Aquarius Group
- Aquarius may experience delays during development, construction and mine ramp-ups
- Actual reserves and resources may be lower than current estimates
- Exploration and development activities for new PGM resources may not be successful
- The business of mining PGM metals involves a number of risks and hazards, not all of which are fully covered by insurance
- The PGM industry is subject to general environmental and other regulatory requirements
- The PGM mining industry is capital intensive, complex and expensive

Specific risks related to Aquarius' operations in the PGM industry in South Africa

- The costs of complying with applicable laws and governmental regulations may have an adverse impact on the Aquarius Group's business in South Africa
- Material changes to the royalty legislation in South Africa may have an adverse impact on the Aquarius Group
- South African government transformation initiatives under the MPRD Act and Mining Charter may have an adverse impact on the Aquarius Group
- Foreign exchange controls may arise due to amendments to the existing South African foreign exchange control regime
- Political risk may affect the Aquarius Group's operations

- Foreign exchange fluctuations may have a material and adverse impact on the Aquarius Group's operations and financial position
- Industrial relations disputes may arise as a result of Aquarius' South African labour force's substantial trade union participation and may lead to work stoppages
- HIV/AIDS and tuberculosis may have a negative effect on the Aquarius Group's workforce
- The Aquarius Group may incur cost and damages in connection with existing and future disputes
- The cost of occupational healthcare services may increase in the future depending on underlying legislation and the profile of the Aquarius Group's employees
- The Aquarius Group depends on its key management personnel and skilled workforce. If the Aquarius Group is unable to attract and retain key management personnel and a skilled workforce, its business may be adversely affected
- Failure of basic infrastructure in South Africa may impact negatively on the Aquarius Group achieving its production targets

Risks related to the resources industry in Zimbabwe

- Social, political and economic uncertainty and instability in Zimbabwe may affect foreign future investment in the country
- The Aquarius Group's operations may be adversely affected by changes to ownership, mineral rights, royalties and health and safety legislation in Zimbabwe
- Changes to monetary policy in Zimbabwe require companies operating in Zimbabwe to hold foreign exchange within the country and to gain approval from the Reserve Bank of Zimbabwe to remit certain amounts abroad
- Labour disputes in Aquarius' Zimbabwean operations may materially and adversely affect the business, operations and financial condition of Aquarius' Zimbabwean operations
- Failure of basic infrastructure in Zimbabwe may impact negatively on Aquarius achieving its production targets

Other risks related to the Aquarius Group's operations

- Forecasts of capital costs and operating costs may differ from estimates
- Interest rate fluctuations may adversely affect the Aquarius Group
- The Aquarius Group's long term success is in part dependent on developing new mines
- An increase in the Aquarius Group's production costs could reduce profitability
- Mining operations have been temporarily suspended at the Everest mine
- Dependence on key personnel and external contractors may have an adverse effect on the Aquarius Group's operations and financial condition
- Any failure of management of future growth could adversely affect the Aquarius Group's business, operating and financial conditions
- Inflation may increase future operational costs without a concurrent devaluation of the local currency against the dollar or an increase in the dollar price of available commodities
- Provisional pricing arrangements may result in future price adjustment and repayment in part of provisional payments
- Most of the Aquarius Group's revenues are derived from production at its four mining operations, one of which is currently closed
- Corporate structure risk may affect the Aquarius Group's ability to pay dividends

Risks relating to the Placing, Rights Issue, New Common Shares and New DIs

- Aquarius' share price may fluctuate which could result in a decline in the market price of the New Common Shares and New DIs
- An active trading market in the Nil Paid Rights and DI Nil Paid Rights may not develop
- Aquarius' ability to pay cash dividends in the future will depend on the level of profits and cash flows generated by the Aquarius Group
- Shareholders who do not acquire New Common Shares in the Placing and Rights Issue will experience dilution in their ownership of Common Shares and Depository Interests
- Any future issues of Common Shares and Depository Interests will further dilute the holdings of current Aquarius Shareholders and could adversely affect the market price of Common Shares and Depository Interests
- Restricted Shareholders may not be able to receive the Rights Issue Shares or New DIs in the Rights Issue
- The proposed secondary listing of the New Common Shares on the London Stock Exchange will afford investors a lower level of regulatory protection than a primary listing
- The liability of Ernst & Young is limited

Risks relating to the Convertible Bond Issue

- The Convertible Bond Issue could lead to Shareholders experiencing dilution in their ownership of Aquarius should the Convertible Bonds be converted in accordance with their terms
- The terms of the Convertible Bonds limit the further borrowing by AQPSA
- The terms of the Convertible Bonds may restrict the payment of dividends and other distributions
- Security enforcement in the event of insolvency will not be afforded the benefits of a "bank or other financial institution"

Risk connected with the Possible Acquisition

- The Possible Acquisition is conditional and those conditions may not be satisfied
- Ridge may not perform in line with the Aquarius Group's expectations
- Failure to integrate the Ridge business may adversely affect the Aquarius Group's results of operations or financial conditions
- The mining rights for the Blue Ridge project have not yet been converted
- Ridge is affected by the same operational risks in South Africa as Aquarius

Risks relating to incorporation in Bermuda

- Aquarius is a Bermuda company and it may be difficult for Shareholders and investors to enforce judgments against the Company or its Directors and executive officers
- The Bye-laws of Aquarius restrict Shareholders from bringing legal action against the officers and Directors of Aquarius

RISK FACTORS

This section addresses the existing and future material risks to Aquarius' business and the industry.

An investment in New Common Shares and New DIs is subject to a number of risks. Accordingly, investors and prospective investors in New Common Shares and New DIs should consider carefully all of the information set out in this document and all of the information incorporated by reference into this document, including, in particular, the risks described below, prior to making any investment decisions.

The risks below, which are not set out in any particular order, are not the only ones that the Aquarius Group will face. Some risks are not yet known and some that are not currently deemed material could later turn out to be material. All of these risks could materially affect Aquarius, its reputation, business, results of operations and overall financial condition. In the event that one or some of the risks set out in this document eventuate, the market price of the Common Shares and Depository Interests may decline and investors may lose all or part of their investment.

Investors and prospective investors should consider carefully whether an investment in Aquarius is suitable for them in light of the information set out in this document, the information incorporated by reference into this document and their personal circumstances, including the financial resources available to them.

RISKS RELATED TO THE PGM INDUSTRY

Macroeconomic conditions, PGM commodity price volatility and other potentials for decreased demand for PGMs may have an adverse impact on the Aquarius Group.

The Aquarius Group's revenue and earnings are dependent upon prevailing prices for the PGM commodities it produces. These commodities are globally traded and consequently the Aquarius Group is unable to directly control the prices it receives for them. Historically, commodity prices have been volatile and are subject to wide fluctuations in response to relatively minor changes in supply and demand, market uncertainty and the overall performance of world or regional economies.

PGM commodity prices have exhibited considerable volatility, trading in a wide range during 2008. During the first half of 2008, pricing was dominated by supply-side factors with electricity rationing and shortages in South Africa raising fears of production shortfalls. These factors prompted speculative activity contributing to the peaking of PGM prices towards the middle of 2008.

Since then, however, the rapid deterioration of the global macroeconomic environment, in particular for autocatalysts amongst OECD members, has led to reduced demand globally, stock drawdowns, reductions in inventories and the unwinding of speculative positions by commodities traders. As a result, prices of the PGM commodities the Aquarius Group produces have fallen significantly over a relatively short period of time as depicted in the table below:

		Average for			
	Unit	Financial year ended 30 June 2006	Financial year ended 30 June 2007	Financial year ended 30 June 2008	Six months ended 31 December 2008
PGM Basket price	US$/oz	999.4	1,096.81	1,844.10	1,203.50
Nickel	US$ /lb	6.94	16.89	12.48	6.87
Copper	US$ /lb	2.22	3.21	3.54	2.61

Source: Average realised prices by the Aquarius Group

The Aquarius Group has not historically engaged in meaningful hedging against declines in PGM commodity prices. Consequently, the most recent declines in commodity prices have resulted in an adverse effect on the Group's operational results as reflected in the Group's 2009 Half-Year Results.

While governments, including certain governments in Europe and that of the United States, have announced (and implemented) monetary and fiscal stimulus packages, there can be no assurance that such measures will be successful at reinvigorating economic growth globally or otherwise. In addition, there can be no assurance that adverse changes in the political, regulatory and economic condition of individual countries or regions, particularly in less-developed or more volatile regions, including China, Brazil, Russia and India, will not contribute to further economic dislocation or delay global or regional economic recovery. Continued economic decline (or weaker growth) will adversely affect the related demand for commodities, which will lead to further declines in prices for PGMs produced by the Aquarius Group. In

addition, speculative short positions in commodities on the futures markets may cause further price declines for such commodities. Any sustained price weakness will adversely affect the results of operations and the financial condition of the Aquarius Group.

In addition, as a result of the factors described above, visibility as to the timing of any recovery in the macroeconomic environment or in commodity prices is limited, which makes forward planning for the management of the Aquarius Group more difficult. Any changes in production levels in response to current price levels or the Group's estimates of future price levels imposes costs, and if mistimed, could adversely affect the results of operations and the financial condition of the Aquarius Group.

Other factors which could affect demand in the market for PGMs at any particular point include:

- changes in automotive demand for PGMs;
- changes in industrial and jewellery demand for PGMs;
- changes in emission legislation necessitating the implementation of higher PGM loadings in autocatalysts;
- substitution of PGMs in autocatalysts or the use of other 'white' metals in jewellery manufacturing;
- technological innovation in autocatalyst designs and increased thrifting resulting in lower loadings of PGMs; and
- supply variations of these metals from major producing nations, such as South Africa, Russia, the US, Canada and Zimbabwe.

Aquarius may experience delays during development, construction and mine ramp-up

The development of PGM prospects for mineral production may be subject to unexpected problems or delays during development, construction and mine ramp-up as a result of poor geology, inadequate recovery rates, capital expenditure requirements and availability of funding, environmental and other regulations, infrastructure requirements and availability and other issues outside of the Aquarius Group's control. Such problems may result in delays in the commencement of mineral production. Accordingly, the Aquarius Group's future development activities may not result in the expansion or replacement of current production with new production at equivalent profitability to what is currently being achieved.

Actual reserves and resources may be lower than current estimates

The Aquarius Group reports mineral resources and reserves in accordance with the SAMREC Code and the JORC Code. Mineral resource and reserve estimates are subject to independent third party review on at least a one year cycle. The methodology for estimating mineral resources and mineral reserves may be updated over time and is reliant on certain assumptions being made. Declared mineral resources and reserves are best estimates that may change as new information becomes available. Consequently, the Aquarius Group's mineral resource and mineral reserves estimates may be revised up or down, which may in turn have an impact on life-of-mine plans.

In respect of these estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realised or that mineral reserves can be mined or processed profitably. Actual reserves may not conform to geological, metallurgical or other expectations and the volume and grade of ore recovered may be below the estimated levels. In addition, there can be no assurance that mineral recoveries in small-scale laboratory tests will be duplicated in larger-scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may render the Aquarius Group's reserves uneconomic to exploit and may result in the revision of its reserve estimates from time to time. Reserve data is not indicative of the future results of operations. If the Aquarius Group's actual mineral reserves and mineral resources are less than current estimates, the Aquarius Group's business, results of operations and financial condition may be materially and adversely affected.

Exploration and development activities for new PGM resources may not be successful

Exploration for and development of new PGM resources involves significant risk, which even a combination of careful evaluation, experience and knowledge will not eliminate. While the discovery of an ore body may result in substantial rewards, few properties, which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing

mining and processing facilities at a site. Substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

Even if an exploration programme is successful and economically recoverable PGMs are found, it can take a number of years from the initial phases of drilling and identification of the mineralization until production is possible, during which time the economic feasibility of extraction may change and PGMs that were economically recoverable at the time of discovery, cease to be. There can be no assurance that PGMs recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale operations, and material changes in geological resources or recovery rates may affect the economic viability of PGM projects.

Exploration and development programmes may not result in profitable commercial mining operations. The economics of developing PGM properties are affected by many factors including the cost of operations, fluctuations in the price of PGMs, costs of equipment and government regulations.

The business of mining PGM metals involves a number of risks and hazards, not all of which are fully covered by insurance

The PGM mining business is susceptible to numerous risks and hazards, some of which are outside of the Aquarius Group's control.

In particular, hazards associated with underground mining include:

- rock bursts;
- seismic events;
- underground fires;
- cave-ins or falls of ground;
- discharges of gases and toxic chemicals;
- flooding;
- accidents and injuries; and
- other conditions resulting from drilling, blasting and removal and processing of material associated with hard-rock underground mining.

Hazards associated with opencast mining operations at the Marikana and Kroondal mines, which accounted for approximately 3 per cent. of the Aquarius Group's tonnage in the financial year ended 30 June 2008, include:

- flooding of the pit;
- collapse of the pit walls;
- accidents associated with the operation of large mining and rock transportation equipment; and
- accidents associated with the preparation and ignition of large-scale blasting operations.

Hazards associated with mining waste/tailings dumps include:

- accidents associated with operating a waste dump and transportation;
- production disruptions due to weather; and
- production disruptions due to failure (slumping) of a section of the tailings dam wall.

The occurrence of one or more of these events may result in the death of, or personal injury to, personnel, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage and potential legal liabilities. As a result, Aquarius' operations could be affected and, if such effects were material, its financial position could be adversely impacted.

Although the Aquarius Group maintains insurance in an amount that it considers to be adequate, liabilities might exceed policy limits. Insurance fully covering sovereign risk and many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from

exploration and production) is not generally available to the Aquarius Group or to other companies in the mining industry. Furthermore, the Aquarius Group itself may decide not to take out insurance as a result of high premiums or other reasons. The realisation of any significant liabilities in connection with the Aquarius Group's mining activities as described above could have a material and adverse effect on its results, operations or financial conditions.

The PGM industry is subject to general environmental and other regulatory requirements

The activities of operators in the PGM industry, such as the Aquarius Group are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations, which would result in environmental pollution.

Exploration and mining activities generally require permits from various governmental authorities and such operations are and will be governed by laws and regulations regarding prospecting, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters.

There can be no assurance that compliance with these laws and regulations or changes thereto or the cost of rehabilitation of site operations or the failure to obtain necessary permits, approvals or prospecting or mining rights or successful challenges to the grant of such permits, approvals and leases will not adversely affect the results of operations or the financial condition of Aquarius.

The PGM mining industry is capital intensive, complex and expensive

The PGM mining industry is capital intensive, complex and expensive. Large amounts of capital are required to implement projects, and long-term production and processing requires both significant capital expenditure and ongoing maintenance expenditure. Any reduction in capital expenditure and investment undertaken by the Aquarius Group may ultimately result in the Aquarius Group no longer being able to access sufficient mineral resources to continue production at cost-effective levels. Furthermore, any such curtailment may cause the Aquarius Group to forego some of the benefits of any future rises in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, which in the longer term may adversely affect the results of operations or financial condition of the Aquarius Group.

SPECIFIC RISKS RELATED TO AQUARIUS' OPERATIONS IN THE PGM INDUSTRY IN SOUTH AFRICA

The costs of complying with applicable laws and governmental regulations may have an adverse impact on the Aquarius Group's business in South Africa

The majority of the Aquarius Group's operations and exploration and development activities are located in South Africa and are subject to laws and regulations governing various matters. These include laws and regulations relating to environmental protection, including the management of natural resources, management and use of hazardous substances and explosives, exploration, development of mines, production and post-closure reclamation and rehabilitation, exports, price controls, repatriation of capital and exchange controls, taxation, mining royalties, labour standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties) could cause additional expense, capital expenditures, restrictions on or suspensions of the Aquarius Group's operations and delays in the development of its mining assets. Moreover, these laws and regulations may allow governmental authorities and private parties who have a substantial and direct interest in the mining operations or the consequences of the mining operations to bring lawsuits based upon damages to property and injury to persons resulting from the environmental and health and safety impacts of the Aquarius Group's past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

Environmental laws and regulations change frequently and are generally becoming more stringent. If the Aquarius Group's environmental compliance obligations in South Africa were to change as a result of changes to the legislation or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, the Aquarius Group's expenses and provisions would increase to

reflect these changes. If material, these expenses and provisions could adversely affect its business, operating results and financial condition.

The Aquarius Group's exposure to environmental liability in South Africa is determined by reference to the approved environmental management programs (**EMPs**) which the Aquarius Group has been obliged to obtain for its South African operations. The process in place requires mining companies, as a prerequisite for applications for mining rights and prospecting (exploration) rights, to submit EMPs to the regulator for approval and once so approved, the mining company is obliged to comply with the approved EMP when prospecting or mining. The environmental liability of South African mining companies is thus easily determined by reference to these approved EMPs. Further, under South African mining legislation, funding for environmental rehabilitation at mine closure has to be provided as a prerequisite for the granting of mining rights. The quantum of this funding is reviewed each year. The funding is placed at the disposal of the regulator if a mining company goes insolvent so that environmental rehabilitation can take place notwithstanding such insolvency. Environmental and health and safety legislation is evolving in a manner requiring stricter standards and these higher standards are taken into account when compiling EMPs. The South African Department of Minerals and Energy (**DME**) is the lead government agency when it comes to enforcement of compliance with EMPs.

Material changes to the royalty legislation in South Africa may have an adverse impact on the Aquarius Group

The Minerals and Petroleum Resources Royalty Act, No 28 of 2008 (**Royalty Act**) was assented to on 17 November 2008 and was signed and gazetted on 24 November 2008. The purpose of the Royalty Act is "to impose a royalty on the transfer of mineral resources and to provide for matters connected therewith."

In terms of the Royalty Act, the government of South Africa will impose a royalty payment obligation on mineral resources companies in South Africa. The Royalty Act divides minerals into two types, namely refined and unrefined minerals. The determination of the royalty is formulaic based on gross sales and earnings derived from the winning of minerals before interest and taxes and therefore the more profitable an operation, the higher the percentage charged. In terms of the Royalty Act, refined minerals attract a maximum royalty of 5 per cent. and unrefined minerals a maximum of 7 per cent.. For the purposes of the royalty, PGMs that are refined and smelted to 99.9 per cent. purity are deemed, in terms of the Royalty Act, as refined minerals attracting a maximum royalty of 5 per cent.. However, in the instance where PGMs are sold pre-smelting and refining, they would be deemed, for the purposes of the Royalty Act, to be unrefined minerals attracting a maximum royalty of 7 per cent..

The Royalty Act comes into operation on 1 May 2009 and applies in respect of a mineral resource transferred on or after that date. However, the South African Minister of Finance, in his February 2009 annual budget speech, suspended the imposition of royalties under the Royalty Act until March 2010.

The royalty legislation does not present a risk which is unique to the South African mining industry, but changes regarding the timing of the implementation and the increased regulatory compliance burden creates a level of incremental uncertainty.

South African Government transformation initiatives under the MPRD Act and Mining Charter may have an adverse impact on the Aquarius Group

The mining industry in South Africa is subject to extensive regulation. Whilst the regulatory environment is developing, it lacks clarity in a number of areas and is subject to interpretation, review and amendment. A current risk pertaining to the mining industry in South Africa is compliance with the Black Economic Empowerment (**BEE**) requirements as prescribed by the regulatory framework for mining. Aquarius cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their potential impact on its business.

Pursuant to the MPRD Act, the South African government is the custodian of all mineral rights. Applications for prospecting rights and mining rights are lodged with the DME for consideration and the DME will issue a prospecting right or a mining right to competent applicants who comply with the relevant provisions pertaining to the application for such rights.

The MPRD Act outlines a set of procedures designed to transfer previous mineral property tenure in terms of old order rights. The transitional arrangements of the MPRD Act require old order prospecting rights to have been converted into new order prospecting rights by 1 May 2006 and old order mining rights to be converted into new order rights by 1 May 2009.

The MPRD Act contains provisions setting out its empowerment objectives, which are aimed at the economic empowerment of historically disadvantaged persons in South Africa (**HDSAs**). One of the requirements which must be met before the DME will issue a prospecting right or mining right is that an applicant must facilitate the participation by HDSAs in the prospecting and mining operations which result from the granting of the prospecting and mining rights. Under the Mining Charter, which was published to give substance and guidance to the empowerment provisions set out in the MPRD Act, applicants must be able to demonstrate that they have an equity participation in a prospecting or mining venture by HDSAs of 15 per cent. by 1 May 2009 and 26 per cent. by 1 May 2014.

The Mining Charter also includes provisions relating to skills development, procurement from HDSA companies, social upliftment and beneficiation. The Aquarius Group's exploration and mining activities are dependent upon the timely granting of appropriate licences, permits and regulatory consents which may be granted for a defined period of time, or may not be granted or may be withdrawn subject to a regulatory process, or may be subject to statutory restrictions. The Aquarius Group will require numerous further licences, permits and regulatory consent for the conduct of any new mining operations. There can be no assurance that such authorisations will be granted or renewed (as the case may be) or as to the terms of such grants or renewals. It must be noted however, that under the MPRD Act, the Minister of Minerals and Energy must grant prospecting rights or mining rights to applicants for such rights, if the applicant has complied with the formalities for such applications and the prerequisites for the granting of the rights. All of these formalities and prerequisites are objectively determinable from the MPRD Act, the Mining Charter and the regulations promulgated under the MPRD Act.

The next general election in South Africa will be held on 22 April 2009 and it could give rise to a change of administration. It is anticipated that the ruling party, the African National Congress, will retain its majority and accordingly, no significant change in government policy is expected.

Foreign exchange control risk may arise due to amendments to the existing South African foreign exchange control regime

Foreign derived loan capital or equity capital may be introduced into South Africa through a formal system of exchange control as detailed in paragraph 20 of Part XI of this document. Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident, provided that appropriate exchange control approvals have been obtained prior to such remission. There is a risk that amendments to the existing foreign exchange control regime may adversely affect Aquarius.

Political risk may affect the Aquarius Group's operations

South Africa has undergone major constitutional changes to effect majority rule and to upgrade the laws regarding mineral title. Accordingly, all laws may be considered relatively new, resulting in risks including but not limited to, misinterpretation of new laws, increased taxes, royalties, environmental regulation and mine safety arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon the Aquarius Group. The Aquarius Group's operations may also be affected in varying degrees by political and economic instability, crime, extreme fluctuations in currency exchange rates and inflation, all of which are beyond the Aquarius Group's control.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect the Aquarius Group's operations or its future profitability. Operations may be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Foreign exchange fluctuations may have a material and adverse impact on the Aquarius Group's operations and financial position

The Aquarius Group's primary products—platinum, palladium, rhodium and nickel—are priced in the international market, primarily in US dollar-based contracts. The majority of the Aquarius Group's operating costs are paid in Rand or US dollars. Exploration projects and joint venture operations outside of South Africa also require capital expenditure in US dollars. The Aquarius Group does not hedge the majority of its exposure to fluctuations in foreign exchange rates.

Therefore, a significant movement in exchange rates (primarily the Rand versus the US dollar) may have a significant and adverse impact on the Aquarius Group's operations and financial condition. Given that the operation in Zimbabwe is run in US dollars, together with the dollarisation of the economy, currency risk posed by a weakening in the Zimbabwean dollar exchange rate is eliminated.

Industrial relations disputes may arise as a result of substantial trade union participation which may lead to the Aquarius Group experiencing work stoppages

Aquarius' South African workforce is unionised and approximately 75 per cent. of the workforce is represented by a number of recognised unions, including the National Union of Mineworkers which is the dominant union in South Africa. Some of the workforce is directly employed by Aquarius Platinum (South Africa) (Pty) Ltd (**AQPSA**) whilst most are employed by contracting companies, which carry out the mining activities for AQPSA. AQPSA, or the contracting company, negotiates wages and conditions of service with unions every year and, where possible, multi-year agreements are negotiated. AQPSA, which employs by far the largest number of Aquarius' employees, has a strong relationship with these unions and their members (its employees) and is committed to discussing labour and wage issues with the unions as soon as such issues arise. During the financial year ended 30 June 2008, AQPSA and/or its subcontracting company experienced work stoppages at the Kroondal and Marikana mines, which affected production. There can be no assurance that unresolved labour disputes would not lead to production being stopped for indefinite periods due to strikes and other industrial action. In addition, the Aquarius Group may experience increased employee expenses as a result of collective bargaining.

HIV/AIDS and tuberculosis could have a negative effect on the Aquarius Group's workforce

The HIV/AIDS pandemic remains a significant challenge to companies operating in southern Africa. Allied to the HIV/AIDS pandemic is the increasing occurrence of tuberculosis amongst the workforce.

Any significant increase in the incidence of HIV/AIDS infection, HIV/AIDS-related diseases and tuberculosis in the workforce may adversely impact the business, operations and financial condition of businesses in the industries in which the Aquarius Group operates. In addition, any significant changes in legislation relating to HIV/AIDS in the workplace could have a cost impact on the business of the Group, in relation to providing for anti-retroviral medication, sick leave and carer leave.

The Aquarius Group may incur cost and damages in connection with existing and future disputes

AQPSA is currently involved in an ongoing dispute with Grinaker-LTA T/A Moolman Mining SA (**Moolman**). It was agreed by consent, and an order taken on 2 March 2009, that the dispute relating to the misrepresentation issue be referred to the trial court for resolution and that the arbitration relating to the rise and fall issue be indefinitely suspended pending outcome of these trial proceedings. The board of directors of AQPSA is of the reasonable opinion that there is no exposure to Aquarius. However, there can be no guarantee that the costs and damages associated with this arbitration and any future disputes will not have an adverse effect on the Aquarius Group's operations and financial condition. Please refer to paragraph 16 of Part XI of this document for further information regarding this litigation.

The cost of occupational healthcare services may increase in the future depending on underlying legislation and the profile of Aquarius Group's employees

Healthcare costs in South Africa have increased in recent years. Healthcare, and particularly occupational healthcare, is provided by company-owned facilities for the majority of employees. There is a risk that the cost of providing such services could change in the future, depending on the nature of underlying legislation and the profile of employees. This cost, should it transpire, is difficult to estimate. The Aquarius Group has embarked on a number of initiatives focused on improving the quality of life of its employees, such as improved housing, transport, clinics and a comprehensive wellness programme. Significant increase in healthcare cost may have a material and adverse effect on the Aquarius Group's operations and financial condition.

The Aquarius Group depends on its key personnel and skilled workforce. If the Aquarius Group is unable to attract and retain key personnel and a skilled workforce, its business may be adversely affected

One critical aspect to be addressed by the government of South Africa is the ongoing relative shortage of senior mining skills in South Africa. The Aquarius Group's challenge is to compete with other employers to attract, retain, educate and incentivise its workforce and key personnel.

There can be no certainty that the services of its key personnel and skilled workforce will continue to be available to the Aquarius Group. If the Aquarius Group is not successful in retaining or attracting highly-qualified individuals in key management positions, highly-skilled engineers, geologists and other skilled workers, its business may be materially harmed.

Failure of basic infrastructure in South Africa could impact negatively on the Aquarius Group achieving its production targets

Infrastructure in South Africa is under strain, notably utilities such as electricity and water supply. The Aquarius Group depends on the reliable and continuous delivery of sufficient quantities of power to its mines. South Africa has experienced and continues to a limited extent, to experience widespread and prolonged power outages, also known as load shedding. Should a serious failure of basic infrastructure take place or high occurrences of power outages across the country continue, production at the Aquarius Group's operations in South Africa could be materially and adversely impacted.

RISKS RELATED TO THE RESOURCES INDUSTRY IN ZIMBABWE

Social, political and economic uncertainty and instability in Zimbabwe may affect future foreign investment in the country

The Aquarius Group has a 50 per cent. interest in a joint venture entity in Zimbabwe. Zimbabwe's social, political and economic climate is currently highly uncertain.

The economy has been in decline since 1999. Most sectors, including the health sector, have virtually collapsed. An estimated 3,200 people have recently died of cholera and 82,000 people are believed to be infected. Basic water treatment facilities are non-existent and there is a general shortage of clean water owing to non-functional facilities and a lack of chemicals. The country has one of the highest prevalences of HIV/AIDS. Life expectancy is 34 years for women and 36 years for men.

In March 2008, Zimbabwe held combined presidential, parliamentary and local government elections which resulted in a run off election between ZANU PF (**PF**) and the Movement for Democratic Change (**MDC**) which was due to occur in June 2008. However, the MDC, led by Morgan Tsvangirai withdrew from the run-off elections and PF became the ruling party led by its President, Robert Mugabe.

With the assistance of a regional grouping of southern African states (**the Southern African Development Community**) led by South Africa, a power sharing arrangement was brokered, which has led to the formation of a government involving PF and two MDC formations. The government was officially inaugurated on 13 February 2009 and remains in place to date.

Continued economic and political uncertainty in Zimbabwe may affect future foreign investment in the country and may lead to the imposition of further exchange controls, restrictions on the ownership of the Aquarius Group's assets and its ability to operate its business and export minerals and metals from Zimbabwe. Should such events occur, they may have an adverse effect on the Aquarius Group's business and operations in Zimbabwe and its financial condition.

The Aquarius Group's operations may be adversely affected by changes to ownership, mineral rights, royalties and health and safety legislation in Zimbabwe

The Parliament of Zimbabwe passed the Indigenisation and Economic Empowerment Bill on 26 September 2007, which requires a 51 per cent. shareholding by indigenous Zimbabweans in all foreign-owned companies. The Indigenisation and Economic Empowerment Act (**Empowerment Act**) was promulgated on 17 April 2008 with some slight changes to the bill passed on 26 September 2007, the most important of which was the removal of a section that prohibited foreigners from owning real estate or immovable property in Zimbabwe. The Empowerment Act remains current law, however none of its provisions have been implemented. The Empowerment Act empowers the government to impose the choice of indigenous partners on businesses and to levy on them a fund from which those indigenous partners can borrow to finance their equity acquisitions in the relevant businesses.

Specific details on the implementation of the Empowerment Act in various sectors are pending. The details of implementation of the Empowerment Act on the mining sector have been under discussion for some time and were proposed to be incorporated into a revision of the Mines and Minerals Act, which is yet to be brought before parliament. Depending on the final outcome, one possibility is that the Aquarius Group may lose joint control over the Mimosa mine. Loss of joint control would result in the

deconsolidation of the Zimbabwe assets and liabilities and may result in a loss to the Aquarius Group. It is impracticable to quantify any potential impact of a loss of joint control at this stage. In addition to the above, as the economic environment remains uncertain, future developments may have an impact on the ability of the Aquarius Group to recover the full carrying values of the Aquarius Group's assets in Zimbabwe.

If the Government decides to implement the Empowerment Act, the precise manner in which foreigners may divest themselves of or relinquish their controlling share in existing entities in accordance with the Empowerment Act is uncertain and the Aquarius Group cannot predict the outcome of it or its impact on its business. It is noteworthy that the Empowerment Act allows the relevant government minister to prescribe, for a temporary period, the duration of which has not been indicated, a lesser interest than 51 per cent. for indigenous Zimbabweans in mergers, restructurings, acquisitions, unbundlings and demergers.

The Empowerment Act requires the relevant government minister to carry out an indigenous and empowerment rating of every company in a manner to be prescribed. Such a rating process may present opportunities to impress on the relevant government minister the need to take into account factors other than mere equity.

In Zimbabwe, a royalty of 3 per cent. on precious metals and 2 per cent. on base metals is payable to the government of Zimbabwe under the Mines and Minerals Act. This royalty, which was introduced in 2002, was off-set by the lowering of the dividend tax rate to 15 per cent. There can be no assurance that the level of such royalties payable by Aquarius to the government of Zimbabwe will not increase in the future. Such increase might have a significant and adverse impact on the operations of the Aquarius Group and its financial condition.

The Aquarius Group's Zimbabwean operations operate under similar health and safety legislation to that in South Africa. Due to the uncertainty regarding the political environment in Zimbabwe, it is uncertain whether this legislation will remain in place or be amended in the future. This could have an adverse impact on the profitability of the operation in this jurisdiction.

Changes to monetary policy in Zimbabwe require companies operating in Zimbabwe to hold foreign exchange accounts within the country and to gain approval from the Reserve Bank of Zimbabwe to remit certain amounts abroad

Due to the economic conditions in Zimbabwe, the country has a severe shortage of foreign exchange. Under the new monetary policy issued by the Reserve Bank of Zimbabwe, Aquarius will require exchange control approval from the Reserve Bank of Zimbabwe to remit amounts in excess of US$1.5 million abroad. This may result in challenges in repatriating funds to Aquarius. It is too early to assess the impact of the official dollarisation of the Zimbabwean economy on Aquarius.

Labour disputes in Aquarius' Zimbabwean operations may adversely affect the business, operations and financial condition of Aquarius' Zimbabwean operations

At Aquarius' Zimbabwean operations, the opencast operations have to date been outsourced to a mining contractor. However, this profile is changing with the transition to underground mining, which will be owner-managed. There can be no assurance that labour disputes will not arise from mining contractor employees. Such disputes may lead to strikes, delays in production and other industrial action. Such events may have a material and adverse effect on the operation of Aquarius and the financial condition of Aquarius.

Failure of basic infrastructure in Zimbabwe could impact negatively on Aquarius achieving its production targets

Infrastructure in Zimbabwe is under great strain, including utilities such as electricity and water supply. Production could be materially and adversely impacted in the event of a serious failure of basic infrastructure in the country. However, large operations have managed to survive power shortages by, amongst other things, arranging with the national power authority for the private importation, through the national grids, of power from neighbouring countries such as South Africa, Mozambique, Zambia and the Democratic Republic of Congo.

OTHER RISKS RELATED TO THE AQUARIUS GROUP'S OPERATIONS

Forecasts of capital costs and operating costs may differ from estimates

Capital and operating cost figures included in this document are in many instances estimates only and no assurance can be given that such estimates are accurate. Such estimates are expressions of judgment based on knowledge and experience. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. Whilst the capital and operating cost estimates contained in this document are thought to be reliable, no assurance can be given that capital and operating costs will not be greater than those anticipated.

Interest rate fluctuations may adversely affect the Aquarius Group

The Aquarius Group's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage the liquidity and capital requirements of the Aquarius Group. The Aquarius Group may limit its ongoing exposure to adverse fluctuations in interest rates by using means such as interest rate hedges (derivatives) and interest rate swaps. However there can be no assurance that the Aquarius Group will not be adversely affected by interest rate changes in the future.

The Aquarius Group's long-term success is in part dependent on developing new mines

The remaining lives of the Kroondal and Everest mines are 8 and 9 years respectively. The Aquarius Group's ability to sustain or increase levels of PGM production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting and environmental protection; and PGM prices. Development projects are also subject to the successful completion of feasibility studies, the issuance of necessary governmental permits and the availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. The Aquarius Group will conduct feasibility studies for proposed future mining operations which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates; and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Aquarius Group's best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on the Aquarius Group's future cash flows, earnings, results of operations and financial condition.

An increase in the Aquarius Group's production costs could reduce profitability

Changes in the Aquarius Group's production costs including the cost of energy, diesel, steel, chemicals and explosives could have a material and adverse impact on its profitability. Changes in costs of the Aquarius Group's mining and processing operations could occur as a result of unforeseen events, and could result in changes in operating results. Many of these changes are beyond the Aquarius Group's control.

Mining operations have been temporarily suspended at the Everest mine

On 8 December 2008 the Aquarius Group announced the temporary suspension of operations at the Everest mine owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. Management has continued to assess the situation in conjunction with the DME and a section 54 notice under the Mine Health and Safety Act is in force prohibiting normal mining operations but allowing inspection teams to enter the mine and permitting the resumption of pumping operations.

The business interruption due to subsidence is a significant event and in assessing the lowest-risk way forward in terms of safety and operating cash flow impact, the decision has been made to suspend operations for a minimum of six months. This time will allow for a detailed technical investigation and the

determination of alternatives to re-establish access and beltways into the underground workings after which the Everest mine can be returned to production in a safe manner. One possibility includes two alternate decline positions that could be developed from the previous opencast areas, each offering a technically acceptable access route. It should therefore be emphasised that the Aquarius Group's management believes that the subsidence event does not jeopardise the sustainability of the Everest mine on a long-term basis. However, there can be no guarantee that the mine will be re-opened.

An insurance claim may be made based on the subsidence event. AQPSA considers that there is sufficient ground for a combination of claims for subsidence, loss of earnings, clearance costs and that the potential insurance cover will off-set a large part of the business interruption. However, there is no guarantee that this be will be the case.

Dependence on key personnel and external contractors may have an adverse effect on the Aquarius Group's operations and financial condition

The success of the Aquarius Group depends to a significant extent upon its management and a limited number of key employees. Aquarius has a small management team and few employees and the loss of a key management member or one or more key employees could have a adverse effect on the Aquarius Group. The retention of management and key employees cannot be guaranteed.

The success of the Aquarius Group's operations is also dependent to a significant extent on the efforts and abilities of outside contractors. Poor performance or ceasing of business by the Aquarius Group's outside contractors, experts and advisers may have a material and adverse effect on the operations of the Aquarius Group and its financial condition.

Any failure of management of future growth could adversely effect the Aquarius Group's business, operations and financial condition

There can be no assurance that the Aquarius Group will be able to effectively manage the expansion of its operations, and the Aquarius Group's current systems, procedures and controls will need to be expanded and strengthened to support the Aquarius Group's future operations. Any failure to manage effectively the Aquarius Group's growth and development could have a material adverse effect on the Aquarius Group's business, operations and financial condition. There is no certainty that all or, indeed, any of the elements of the Aquarius Group's current strategy, as described in this document, will be delivered.

The Aquarius Group may, from time to time, seek to undertake strategic acquisitions or other such business opportunities. However, there can be no guarantee that the Aquarius Group will be able to identify future suitable opportunities or, if such opportunities are identified, fund such opportunities, integrate acquisitions or other collaborations into its existing business or successfully realise the growth expected from such opportunities. In addition, Aquarius may face increased competition from diversified resource companies who are taking an interest in PGMs. To the extent the Aquarius Group encounters such problems, its operations and financial condition could be adversely affected.

Inflation may increase future operational costs without a concurrent devaluation of the local currency against the dollar or an increase in the dollar price of available commodities

As Aquarius is unable to control the market price at which the commodities it produces are sold (except for any forward sales or derivative contracts), it is possible that higher inflation in the countries in which the Aquarius Group operates may result in an increase in future operational costs without a concurrent devaluation of the local currency against the dollar or an increase in the dollar price of the applicable commodities. Cost inflation in the mining sector is more apparent during periods of high commodity prices as demand for goods and services can exceed supply.

Provisional pricing arrangements may result in future price adjustment and repayment in part of provisional payments

The Aquarius Group sells PGMs and other metals in concentrate form to Anglo Platinum and Impala Platinum. The Aquarius Group receives a provisional payment for the concentrate sold and recognises revenue at fair value based on the expected forward price. However, final payments for such sales are made later, based on the average market price for a month which can be up to three months after the month of delivery. As a result, differences in the metals price applied upon final payment and that applied on provisionally priced sales contracts can result in significant PGM price adjustments and may result in the repayment of provisional payments already received should the PGM prices fall further.

Most of the Group's revenues are derived from production at its four mining operations, one of which is currently closed

The Aquarius Group has interests in 4 mining operations (Kroondal, Marikana, Everest and Mimosa) and 2 tailings retreatment facilities (Platinum Mile and Chrome Tailings Retreatment Plant). In the event of operational disruption at the on site operations, as evidenced by the closure of the Everest mine, cash flows are likely to be affected and this will have a adverse effect on the Aquarius Group's operations and its financial condition.

Corporate structure risk may affect the Aquarius Group's ability to pay dividends

As the Aquarius Group conducts business primarily through various subsidiaries or its shareholdings in joint venture companies incorporated in various jurisdictions, its ability to pay dividends to its shareholders depends on such subsidiaries' and companies' ability to pay dividends and to advance funds to their shareholders. Other contractual and legal restrictions applicable to the Company's subsidiaries or to companies in which the Aquarius Group has shareholdings could also limit its ability to obtain cash from them. Its rights to participate in any distribution of its subsidiaries' assets or assets of companies in which it has shareholdings upon their liquidation, reorganisation or insolvency would generally be subject to prior claims of those subsidiaries' creditors, including any trade creditors and preferred shareholders.

RISKS RELATING TO THE PLACING, RIGHTS ISSUE, NEW COMMON SHARES AND NEW DIS

Aquarius' share price may fluctuate which could result in a decline in the market price of the New Common Shares and New DIs

The market price of the Placing Shares and/or the Rights Issue Shares and/or New DIs (including the Nil Paid Rights and DI Nil Paid Rights) and/or the Common Shares and Depository Interests could be subject to significant fluctuations due to a change in sentiment in the market regarding the Placing Shares and/or the Rights Issue Shares and/or New DIs (including the Nil Paid Rights and DI Nil Paid Rights).

Any such fluctuations could result from national and global economic and financial conditions, the market's response to the Placing, Rights Issue and Convertible Bond Issue, the PGM volume trend through 2009, market perceptions of Aquarius including its ability to manage its existing debt facilities and raise new capital, regulatory changes affecting the Aquarius Group's operations, variations in the Aquarius Group's operating results, business developments of the Aquarius Group or its competitors and liquidity of financial markets.

Stock markets have recently experienced significant price and volume fluctuations that have affected the market prices for the Common Shares and Depository Interests. Further, the operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of the Nil Paid Rights, DI Nil Paid Rights, New Common Shares and New DIs.

An active trading market in the Nil Paid Rights and DI Nil Paid Rights may not develop

An active trading market in the Nil Paid Rights may not develop on ASX, the LSE or JSE respectively. In addition, because the trading price of the Nil Paid Rights and DI Nil Paid Rights depends on the trading price of the Common Shares and Depository Interests, the Nil Paid Rights and DI Nil Paid Rights prices may be volatile and are subject to the same risks as noted elsewhere in this document.

Aquarius' ability to pay cash dividends in the future will depend on the level of profits and cash flows generated by the Aquarius Group

Due to current market conditions, the Board elected not to pay an interim dividend in respect of the six months ended 31 December 2008. No assurance can be given that cash dividends will be paid in future.

Shareholders who do not acquire New Common Shares or New DIs in the Placing and Rights Issue will experience dilution in their ownership of Common Shares and Depository Interests

If Shareholders do not take up the offer of Rights Issue Shares (or New DIs) in the Rights Issue, their proportionate ownership and voting interests in Aquarius will be reduced and the percentage that their Common Shares (or Depository Interests) will represent of the total share capital of Aquarius will be reduced accordingly. Even if a Shareholder elects to sell his Nil Paid Rights or DI Nil Paid Rights, the consideration he receives may not be sufficient to compensate him fully for the dilution of his percentage

ownership of the Company's share capital that may be caused as a result of the Rights Issue. Regardless of whether a Qualifying Shareholder takes up the offer of Rights Issue Shares, the effect of the Placing will be to reduce the proportionate ownership and voting interests in the Common Shares of Shareholders who do not participate in the Placing on a pro rata basis.

Any future issues of Common Shares and Depository Interests will further dilute the holdings of current Aquarius Shareholders and could adversely affect the market price of Common Shares and Depository Interests

Other than the proposed issue of New Common Shares and New DIs under the Placing and Rights Issue, the issue of Common Shares pursuant to the First Plats Agreement, conversion of options into Common Shares that have already been granted, the issue of Common Shares on exercise of existing options, the conversion rights under the Convertible Bonds in relation to the Convertible Bond Issue and the Possible Acquisition, Aquarius has no current plans for an offering of Common Shares or rights converting into Common Shares. However, it is possible that Aquarius may decide to offer additional Common Shares in the future either to raise capital or for other purposes. If Shareholders did not take up such an offer of Common Shares or were not eligible to participate in such offering, their proportionate ownership and voting interests in Aquarius would be reduced and the percentage that their Common Shares would represent of the total share capital of Aquarius would be reduced accordingly. An additional offering, or significant sales of Common Shares by major Shareholders, could have a material adverse effect on the market price of Common Shares and Depository Interests as a whole.

Restricted Shareholders may not be able to receive the Rights Issue Shares and New DIs in the Rights Issue

Securities laws of certain jurisdictions may restrict Aquarius' ability to allow participation by Qualifying Shareholders in the Rights Issue. In particular, holders of Common Shares and Depository Interests who are located in Excluded Territories may not be able to participate in the Rights Issue. Securities laws of certain of these jurisdictions may restrict Aquarius' ability to allow participation by shareholders in such jurisdictions in any future issue of Common Shares carried out by the Company. Qualifying Shareholders who have a registered address in or who are resident or located in, or who are citizens of, any Excluded Territory may not, subject to certain exceptions, participate in the Rights Issue.

The proposed secondary listing of the New Common Shares on the London Stock Exchange will afford investors a lower level of regulatory protection than a primary listing

Application will be made for the New Common Shares to be admitted to a secondary listing on the Official List of the UK Listing Authority. A secondary listing affords investors in Aquarius a lower level of regulatory protection than afforded to investors in companies with primary listings on the Official List of the UK Listing Authority, which are subject to additional obligations under the UK Listing Rules. However, Aquarius has a primary listing on ASX and, subject to any waivers granted by ASX in specific circumstances, is required to comply with all ASX Listing Rules.

The liability of Ernst & Young is limited

The liability of Ernst & Young is limited by a scheme approved under Australian professional standards legislation. The limits under the schemes are:

(i) for audit and related services (category 1)—10 times the fees to a maximum of A$75 million;

(ii) for insolvency services (category 2) there is a sliding scale which uses the 10 times the fees model. There are some variances depending on the structure of the engagement, otherwise the limit is 10 times the fees to a maximum of A$20 million; and

(iii) for all other services (category 3)—10 times the fees to a maximum of A$20 million.

There is a minimum cap on liability under the schemes of A$500,000 for actions which occurred up to 30 June 2008. This has increased to A$750,000 for actions occurring between 1 July 2008 and 30 June 2009 and will increase further to A$1 million for actions occurring after 1 July 2009.

Should any investor decide to challenge the limited liability of Ernst & Young in relation to the preparation of accounts and audits, in a court of law, there can be no assurance about how courts in Australia or the UK or any other jurisdiction would interpret such limits on liability.

RISKS RELATING TO THE CONVERTIBLE BOND ISSUE

The Convertible Bond Issue could lead to Shareholders experiencing dilution in their ownership of Aquarius should the Convertible Bonds be converted in accordance with their terms

Bondholders under the Convertible Bond Issue will have the ability to convert Convertible Bonds into Common Shares under certain circumstances, which could result in dilution of existing shareholders to the extent that they are not Bondholders who are converting at the same time themselves. The number of Common Shares underlying each Convertible Bond will be specified at the issue date of the Convertible Bonds, but may increase in the future depending on the occurrence of certain events, so as to protect Bondholders from future dilution of the Common Shares underlying the Convertible Bonds. These events include but are not limited to, the declaration of dividends beyond certain thresholds and issuance of equity in the Company or options thereon.

The terms of the Convertible Bonds limit the further borrowing by AQPSA

The terms of the Convertible Bonds do not directly restrict future financial indebtedness that may be incurred by the Company. However, the terms of the Convertible Bonds limit the amounts, types and maturities of future borrowings by AQPSA. AQPSA may not borrow/commit to any guarantees which have a capital repayment/claim period prior to the redemption of the Convertible Bonds. Modest allowances for borrowings with capital repayments prior to the final maturity of the Convertible Bonds have been made. These borrowing restrictions may limit AQPSA (and indirectly the Company's) ability to take advantage of favourable financing offers with terms that are prohibited by the Convertible Bond restrictions.

The terms of the Convertible Bonds may restrict the payment of dividends and other distributions

The terms of the Convertible Bonds allow the Company to pay unlimited dividends contingent on certain cash holding requirements being met within the first 18 months of issuing the Convertible Bonds. The declaration of large dividends will however result in adjustments to the number of Common Shares underlying each Convertible Bond, increasing potential dilution. In addition, certain cash reserving requirements will be placed on the Company after the first 18 months of issuing the Convertible Bonds. These reserving requirements will not specifically limit the ability to pay dividends or make other distributions but may as a consequence of meeting the reserving requirements indirectly limit the ability of the Company to pay dividends or make distributions. Failure to meet the reserving requirements will constitute an event of default on the Convertible Bonds.

Security enforcement in the event of insolvency will not be afforded the benefits of a "bank or other financial institution"

A security package provided to Bondholders pursuant to the terms of the Convertible Bond Issue involves the use of a Security Special Purpose Vehicle (**Security SPV**) which is a bankruptcy remote entity that issues guarantees to the lenders of Aquarius and is in turn indemnified by AQPSA. The Security SPV then registers security through mortgage bonds, special notarial bonds and general notarial bonds. The MPRD Act provides that if security is registered by a "bank or other financial institution" over mining rights, and should the holder of the mining rights be liquidated, the rights will not automatically lapse. If however the security is registered by another entity, the liquidation of the holder of the mining rights will not prevent the lapse of the said rights. Opinion stands that the Security SPV arrangement (which is commonplace in South African secured financing arrangements) will not be afforded the benefits of a "bank or other financial institution". In an insolvency event if the said rights lapse, the amounts that will ultimately be recoverable by Shareholders after settlement of the liabilities of the Company will be reduced.

RISK FACTORS CONNECTED WITH THE POSSIBLE ACQUISITION

The Possible Acquisition is conditional and those conditions may not be satisfied

The Possible Acquisition will be conditional, amongst other things, upon approval by the shareholders of Ridge and regulatory clearances. There can be no assurance that these conditions will be satisfied and that completion of the Possible Acquisition will be achieved.

Ridge may not perform in line with the Aquarius Group's expectations

If the Possible Acquisition completes and the results and cash flows generated by Ridge are not in line with the Aquarius Group's expectations, a write-down may be required against the carrying value of its investment in Ridge.

Failure to integrate in the Ridge business may adversely affect the Aquarius Group's results of operations or financial condition

If the Possible Acquisition completes, then the integration of Ridge into the Aquarius Group following the Possible Acquisition (**Enlarged Aquarius Group**) would involve a number of risks, including:

- the attention of the Enlarged Aquarius Group's management may be diverted away from other business concerns;
- there may be outstanding or unforeseen legal, regulatory, contractual, labour or other issues arising from the Possible Acquisition;
- the Enlarged Aquarius Group may find it difficult to effectively assimilate the business and management cultures of the Aquarius Group and Ridge; and
- the Enlarged Aquarius Group may not be able to achieve the post-tax cash cost savings and other potential synergies identified prior to the Possible Acquisition.

If the Aquarius Group fails to integrate Ridge on a timely and cost-effective basis, the higher than expected costs and other difficulties could have an adverse effect upon the results of operations or financial condition of the Enlarged Aquarius Group.

The mining rights for the Blue Ridge project have not yet been converted

The "old order mining right" for the Blue Ridge project has not yet been converted. The conversion application has however been lodged with the DME for conversion, which conversion application was timeously lodged at the DME and complies with the requirements of the MPRD Act. Due to the fact that the application was timeously lodged, the "old order mining right" continues to be valid and enforceable and mining activities at Blue Ridge can continue lawfully until conversion is obtained.

Ridge is affected by the same operational risks in South Africa as Aquarius

The operational risks relating to Aquarius' operations in South Africa set out in this section will, in general, also apply to the operations of Ridge in South Africa, both being the subject of platinum mining and processing operational risks.

RISKS RELATING TO INCORPORATION IN BERMUDA

Aquarius is a Bermuda company and it may be difficult for Shareholders and investors to enforce judgments against the Company or its Directors and executive officers

Aquarius is a Bermuda exempted company. As a result, the rights of holders of Common Shares will be governed by Bermuda law and Aquarius' Memorandum of Association and Bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including those of Australia, the United Kingdom or South Africa, against Aquarius or its Directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Aquarius or Aquarius' Directors or officers under the securities laws of other jurisdictions.

The Bye-laws of Aquarius restrict Shareholders from bringing legal action against officers and Directors of Aquarius

The Bye-laws contain a broad waiver by Shareholders of any claim or right of action, both individually and on Aquarius' behalf, against any of Aquarius' officers or Directors. The waiver applies to any action taken by an officer or Director, or the failure of an officer or Director to take any action in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or Director. This waiver limits the right of Shareholders to assert claims against Aquarius' officers and Directors unless the act or failure to act involves fraud or dishonesty.

IMPORTANT INFORMATION

Restriction on transfers between the Australian Share Register, the UK Share Register and the South African Share Register

Since the Australian Record Date and the South African Record Date are expected to occur on the same date and the UK Record Date is expected to occur on a different date, and because the Issue Price has been fixed by reference to the relevant exchange rate on 25 March 2009 (being the latest practicable day prior to the announcement of the Placing and Rights Issue), the Company has instructed the Registrars not to process removals of Common Shares: (i) from the UK Share Register to either the Australian Share Register or the South African Share Register from 7.00 a.m. (London time) on 26 March 2009 until 8 a.m. (London time) on 7 May 2009; (ii) from the Australian Share Register to either the UK Share Register or the South African Share Register from 4.00 p.m. (AWST) on 26 March 2009 until 4.00 p.m. (AWST) on 7 May 2009; and (iii) from the South African Share Register to either the UK Share Register or the Australian Share Register from 9 a.m. (CAT) on 26 March 2009 until 10.00 a.m. (CAT) on 7 May 2009. Accordingly, Shareholders will not be able to transfer their Common Shares between the Registers during these times.

It will also not be possible to transfer the Nil Paid Rights from either the Australian Share Register or the South African Share Register to the UK Share Register or vice versa, or from the Australian Share Register to the South African Share Register or vice versa.

Sources of information

The historical consolidated financial statements of the Aquarius Group for the financial year ended 30 June 2008, and the related auditor's report of Ernst & Young for the financial year ended 30 June 2008, are incorporated by reference in this document. In addition, this document incorporates by reference:

- from the Aquarius Group's 2007 Annual Report and Accounts, the historical audited consolidated financial statements of the Aquarius Group for the financial year ended 30 June 2007, and the related auditor's report of Ernst & Young for the financial year ended 30 June 2007; and
- from the Aquarius Group's 2006 Annual Report and Accounts, the historical audited consolidated financial statements of the Aquarius Group for the financial year ended 30 June 2006, and the related auditor's report of Ernst & Young for the year ended 30 June 2006.

The documents incorporated by reference in this document are important and should be reviewed along with this document. Refer to Part XII of this document for details of the particulars of the documents incorporated by reference herein and how to access these documents.

In this document, references to "historical financial information" in relation to Aquarius and/or the Aquarius Group are to the information which has been extracted without material adjustment from, and should be read together with, Aquarius' audited consolidated financial statements included in its 2008 Annual Report and Accounts, 2007 Annual Report and Accounts and 2006 Annual Report and Accounts which are incorporated by reference in this document as well as the unaudited consolidated financial information on Aquarius for the six months ended 31 December 2008 and the six months ended 31 December 2007 (in each case, including the related review letter of Ernst & Young) as set out in Part VI of this document. Unless otherwise indicated, historical financial information for the Aquarius Group in this document has been prepared in accordance with IFRS as issued by International Accounting Standards Board and is presented in US dollars. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Aquarius Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the applicable financial statements.

Investors should ensure that they read the whole of this document and the documents incorporated by reference herein and should not rely solely on key information or information summarised within it. In addition, and unless stated otherwise, all trading information included in this document which has not been extracted from Part VI of this document or the documents incorporated by reference has been sourced without material adjustment from the unaudited management accounts or internal financial reporting systems supporting the preparation of financial statements for the relevant periods. These management accounts and internal financial reporting systems are prepared using information that has been sourced

without material adjustment from accounting records used in the preparation of the Aquarius Group's financial statements, but may also include certain other management assumptions and analyses.

Aquarius will comply with its obligation to publish a supplementary document containing further updated information required by law or any regulatory authority (and expects to publish a supplementary document on or around 21 April 2009 containing Aquarius' unaudited consolidated financial statements for the quarter ending 31 March 2009) but assumes no further obligation to publish additional information.

Pro forma financial information

In this document, references to "pro forma" financial information in relation to Aquarius, the Aquarius Group and/or Ridge are to the information which has been extracted from Part VII of this document. Shareholders and potential investors should read the whole document and should not rely solely on the information contained in Part VII of this document.

The unaudited pro forma financial information is for illustrative purposes only. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the actual financial position or results of Aquarius or the Aquarius Group. The Prospectus Rules regarding the preparation and presentation of pro forma financial information vary in certain respects from Article 11 of Regulation S-X promulgated under the US Securities Act and, accordingly, the unaudited pro forma financial information included herein should not be relied upon as if they had been prepared in accordance with such requirements. Shareholders and potential investors should refer to the basis of preparation of the unaudited pro forma financial information set forth at Part VII of this document.

Presentation of information and rounding

Unless the context otherwise requires, references in this document to the "Group" or "Aquarius Group" are to Aquarius and its respective subsidiaries and subsidiary undertakings and, where the context requires, its respective associated undertakings as constituted following completion of the Possible Acquisition. Therefore such references to the Aquarius Group in such cases shall be deemed to refer to the Enlarged Aquarius Group.

Certain figures included in this document have been subject to rounding adjustments. Accordingly, discrepancies in tables between the totals and the sums of the relevant amounts are due to rounding. Percentages in tables have also been rounded and accordingly may not add up to 100 per cent.. In addition, certain percentages presented in the tables in this document reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Aquarius' website is www.aquariusplatinum.com and this document is available on that website. The information on that website (other than the information incorporated by reference and set out in Part XII of this document), any website mentioned in this document or any directly or indirectly linked to these websites has not been verified and is not incorporated by reference into this document and investors should not rely on it.

Presentation of information on Ridge

This document contains certain information relating to Ridge, including the information contained in Part VIII and Part IX of this document. The information on Ridge, including Ridge' securities, mineral resources and mineral reserves, assets and liabilities, financial position, performance and prospects contained in this document has been extracted without material adjustment from publicly available information, namely Ridge's financial reports and accounts, presentations to analysts and Ridge's website.

The information in this document concerning Ridge has been accurately reproduced from publicly available information and, so far as Aquarius is aware and is able to ascertain from publicly available information no facts have been omitted which would render the reproduced information inaccurate or misleading.

Currencies

In this document and the information incorporated by reference into this document, references to "Australian dollars", "AUD" or "A$" are to the lawful currency of Australia, references to "£", "British pounds", "Sterling", "GBP" or "pence" are to the lawful currency of the United Kingdom, references to

"R", "Rand" or "ZAR" are to the lawful currency of South Africa and references to "US dollars", "US$", "US¢" or "cents" are to the lawful currency of the United States.

Unless otherwise indicated in this document and/or the information incorporated by reference into this document, the financial information contained in this document and the information incorporated by reference into this document has been presented in US dollars.

In addition, solely for convenience, this document and certain of the information incorporated by reference into this document contain translations of relevant currencies to US dollars. These translations should not be construed as representations that the relevant currency could be converted into US dollars at the rate used or at any other rate, and translations into US dollar amounts that have been calculated at 25 March 2009, being the latest practicable date prior to the publication of this document, may not correspond to the US dollar amounts shown in the historic or future financial statements of Aquarius in respect of which different exchange rates may have been, or may be, used.

Exchange Rate Information

Unless otherwise stated in this document, the exchange rates used in this document are the exchange rates on 25 March 2009, the latest practicable date prior to publication of this document, as follows:

US$/£	1/0.6873
US$/A$	1/1.43
US$/ZAR	1/9.46

The following table sets out the period end, average, high and low exchange rates at South African Rand per US dollar for each period indicated in each case as reported by Bloomberg.

	ZAR per US$1			
Period	**Period end**	**Average**	**High**	**Low**
12 months ended 30 June 2006	7.16	6.40	7.44	5.97
12 months ended 30 June 2007	7.05	7.19	7.91	6.73
12 months ended 30 June 2008	7.82	7.27	8.19	6.48
6 months ended 31 December 2008	9.37	8.71	11.36	7.25

The following table sets out the period end, average, high and low exchange rates at British pounds per US dollar for each period indicated in each case as reported by Bloomberg.

	British pounds per US$1			
Period	**Period end**	**Average**	**High**	**Low**
12 months ended 30 June 2006	0.5414	0.5622	0.5837	0.5287
12 months ended 30 June 2007	0.4982	0.5173	0.5495	0.4982
12 months ended 30 June 2008	0.5023	0.4991	0.5148	0.4739
6 months ended 31 December 2008	0.6861	0.5777	0.6939	0.4993

The following table sets out the period end, average, high and low exchange rates at Australian dollars per US dollar for each period indicated in each case as reported by Bloomberg.

	Australian dollars per US$1			
Period	**Period end**	**Average**	**High**	**Low**
12 months ended 30 June 2006	1.35	1.34	1.42	1.29
12 months ended 30 June 2007	1.18	1.27	1.35	1.18
12 months ended 30 June 2008	1.05	1.12	1.28	1.04
6 months ended 31 December 2008	1.42	1.28	1.63	1.02

References to defined terms

Certain terms used in this document, including capitalised terms and certain technical and other terms, are explained in Part XIV of this document. References to the singular include the plural and vice versa.

Mineral reserve and mineral resource reporting—basis of preparation

Unless otherwise indicated in this document and/or the information incorporated by reference into this document, mineral reserves and mineral resources information reported in this document and the

information incorporated by reference into this document in respect of the Aquarius Group has been compiled in accordance with the South African Code for Reporting of Mineral Resources and Mineral Reserves 2007 (**SAMREC Code**) and the Australian Code for Reporting of Mineral Resources and Ore Reserves 2004 (**JORC Code**).

The JORC Code is the Australasian equivalent of SAMREC Code and is prepared under the auspices of the Australasian Institute of Mining and Metallurgy (**AusIMM**). The SAMREC Code and South African Council for Natural Scientific Professions (**SACNASP**) are officially recognised on a reciprocal basis by AusIMM.

The mineral reserves and mineral resources for Aquarius have been prepared under the guidance of the Company's Competent Persons who are duly registered with SACNASP. This ensures that the Mineral Resource and Mineral Reserves Statements are compliant with the SAMREC Code, which is analogous with the JORC Code. The Company's Competent Persons have taken into account the definitions included in both codes and the mineral reserves and mineral resources quantities reported here are considered to be fully compliant in all material respects to the requirements of both codes.

The Competent Persons acting on behalf of Aquarius are:

Kroondal Mine: J.E. (Ernie) Venter (B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352)

Marikana Mine: J.E. (Ernie) Venter (B.Sc.Hons., Pr. Sci. Nat. 400241/07, GSSA 60352) Ernie Venter has 15 years experience in the platinum industry.

Everest Mine: C. (Cecilia) Hattingh (B.Sc.Hons., Pr. Sci. Nat. 400019/03, GSSA 963902) Cecilia Hattingh has 11 years experience in the mining industry, of which eight years have been in platinum mining.

All mineral reserves and mineral resources estimations for AQPSA mines have been audited by an independent Competent Person:

F.H. (Ina) Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781). Ina Cilliers has 21 years experience in the mining industry, of which 12 years have been in platinum mining.

Mimosa Mine: F.H. (Ina) Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781—on behalf of Aquarius) and J.J. (Seef) Vermaak (M.Sc., Pr. Sci. Nat. 400015/88—on behalf of Implats) have jointly signed off Mimosa's resource and reserve estimates. Seef Vermaak has 22 years' experience in the platinum mining industry.

There are numerous uncertainties inherent in estimating mineral reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.

The information in paragraph 11 of Part IV of this document sets out mineral reserve and mineral resource information and includes estimates of mineral reserves and mineral resources. Words and phrases, often technical, have been used which have particular meanings; definitions of these terms are in the Glossary in Part XIV of this document.

The information in this document that relates to Ridge' mineral resources and mineral reserves is based on information compiled by Dr Mike Armitage who is a Member or Fellow of The Australian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists or a 'Recognised Overseas Professional Organisation' (**ROPO**) included in a list promulgated by ASX from time to time. Dr Armitage is employed by SRK (UK) Ltd. Dr Armitage has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code.

Own investigation

In considering whether to participate in the Rights Issue, Shareholders and other persons must rely on their own examination, analysis and enquiry of Aquarius and the terms of the Rights Issue, including the merits and risks involved. The Rights Issue Shares and New DIs have not been recommended by any US federal or state securities commission or regulator authority. Furthermore, such authorities have not

confirmed the accuracy or determined the adequacy of this document, the Entitlement and Acceptance Form, the Provisional Allotment Letter or the Form of Instruction. Any representation to the contrary is a criminal offence in the US. None of Aquarius, Merrill Lynch International, Euroz, or any of their respective representatives, is making any representation to any person regarding the legality or advisability of an investment in the securities of Aquarius and related and other securities and instruments (including the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares, New DIs, the Entitlement and Acceptance Forms, Provisional Allotment Letters or Forms of Instruction) by such Shareholder under the laws applicable to such Shareholder. The contents of this document should not be construed as legal, financial, accounting, tax or professional advice. Each Shareholder and other investor should consult with his or her own advisers as to legal, tax, business, financial and related aspects of participation in the Rights Issue.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by the Company. Subject to FSMA, the UK Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules, neither delivery of this document nor any subscription or acquisition made under it shall, in any circumstances, create any implication that there has been no change in the affairs of the Aquarius Group since the date of this document or that the information in it is correct as at any subsequent date.

In accepting this document, each Shareholder and other investor acknowledges that: (i) they have not relied on Merrill Lynch International or Euroz or any person affiliated with either Merrill Lynch International or Euroz in connection with any investigation of the accuracy of any information contained in this document or their investment decision; and (ii) they have relied only on the information contained in this document, and that no person has been authorised to give any information or to make any representation concerning the Company or its subsidiaries or the Common Shares (other than as contained in this document) and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Company, Merrill Lynch International or Euroz.

Merrill Lynch International, which is authorised and regulated in the UK by the FSA, and Euroz, are each acting for Aquarius and no one else in connection with the Placing and Rights Issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Placing and Rights Issue and will not be responsible to anyone other than Aquarius for providing protections afforded to its respective clients or for providing advice in relation to the Placing and Rights Issue or any matters referred to in this document.

Apart from the responsibilities and liabilities, if any, which may be imposed on Merrill Lynch International by the FSMA or the regulatory regime established thereunder, Merrill Lynch International and Euroz do not accept any responsibility whatsoever, and make no representation or warranty, express or implied for, the contents of this document, including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on behalf of it, in connection with Aquarius, the Placing, Rights Issue, Nil Paid Rights, DI Nil Paid Rights, New Common Shares and New DIs, and nothing in this document is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Merrill Lynch International and Euroz accordingly each disclaims, to the fullest extent permitted by applicable law, all and any liability whatsoever, whether arising in tort, contract or otherwise which it might otherwise have in respect of this document or any such statement.

Neither Merrill Lynch International, nor Euroz, nor any person acting on behalf of any of them, accepts any responsibility or obligation to update, review or revise the information in this document or to publish or distribute any information which comes to its or their attention after the date of this document, and the distribution of this document shall not constitute a representation by Merrill Lynch International or Euroz, or any such person, that this document will be updated, reviewed or revised or that any such information will be published or distributed after the date hereof.

Each of Merrill Lynch International, Euroz and any affiliate thereof acting as an investor for its or their own account(s) may subscribe for, retain, purchase or sell the Entitlement and Acceptance Forms, Provisional Allotment Letters, Forms of Instruction, Nil Paid Rights, DI Nil Paid Rights, New Common Shares and/or New Depository Interests for its or their own account(s) and may offer or sell such securities otherwise than in connection with the Placing and/or Rights Issue. Accordingly, references in this document to securities being offered or placed should be read as including any offering or placement of New Common Shares (or New Depository Interests) to Merrill Lynch International, Euroz or their affiliates acting in such capacity. The aforementioned entities do not intend to disclose the extent of any

such investments or transactions otherwise than in accordance with any applicable legal or regulatory requirements.

Merrill Lynch International and Euroz may engage in trading activity other than, to the extent prohibited under applicable law and regulation to hedge commitments under the Placing and Rights Issue Underwriting Agreement or otherwise. Such activity may include purchases and sales of securities of Aquarius and related and other securities and instruments (including the Nil Paid Rights, DI Nil Paid Rights, Placing Shares and/or New DIs). Except as required by applicable law or regulation, neither Merrill Lynch International nor Euroz proposes to make any public disclosure in respect of such transactions.

Forward-looking statements

The statements contained in this document and the information incorporated by reference into this document that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Aquarius' control and all of which are based on Aquarius' current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These forward-looking statements and other statements contained in this document and the information incorporated by reference into this document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Aquarius Group. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. Please refer to "Risk Factors" set out on pages 12 to 26 of this document for further information in this regard.

The forward-looking statements contained in this document speak only as of the date of this document other than in accordance with their legal or regulatory obligations, neither Aquarius nor Merrill Lynch International nor Euroz undertakes any duty to, and will not necessarily, release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aquarius' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law, the Australian Corporations Act, the ASX Listing Rules, the Prospectus Rules, the UK Listing Rules and the Disclosure and Transparency Rules, the JSE Listing Requirements and the South African Companies Act.

You are advised to read this document and the information incorporated by reference into this document in their entirety, and, in particular the Summary, Risk Factors, Part IV and Part V of this document for a further discussion of the factors that could affect the Aquarius Group's future performance and the industries and markets in which it operates. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document and/or the information incorporated by reference into this document may not occur. Investors should note that the contents of these paragraphs relating to forward-looking statements are not intended to qualify the statements made as to sufficiency of working capital in this document.

Notice to investors in the United States

Subject to certain exceptions, neither this document nor the Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction constitute, or will constitute, or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or acquire, the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs to any Shareholder with a registered address in, or who is located in, the United States. If you are in the United States, you may not exercise your Nil Paid Rights or DI Nil Paid Rights and/or acquire any Placing Shares, Rights Issue Shares or New DIs offered hereby unless you are a qualified institutional buyer as defined in Rule 144A under the US Securities Act (a **QIB**). The Company reserves the right to deliver the Nil Paid Rights and the DI Nil Paid Rights to, and the Placing Shares, Rights Issue Shares and New DIs may be offered to and acquired by, a limited number of Shareholders in the United States reasonably believed to be QIBs, in offerings exempt from or in a transaction not subject to, the registration requirements of the US Securities Act. The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs being offered outside the United States are being offered in reliance on Regulation S. If you are a QIB, in order to exercise your Nil Paid Rights or DI Nil Paid Rights, and/or acquire any Placing Shares, or any Rights Issue Shares or New

DIs upon the taking up of Nil Paid Rights or DI Nil Paid Rights, you must sign and deliver an investor letter in the form provided to you by the Company.

If you sign such an investor letter, you will be, amongst other things:

- representing that you and any account for which you are acquiring the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs are a QIB;
- agreeing not to reoffer, sell, pledge, or otherwise transfer the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs, except:
  - in accordance with Rule 144A to a person that you and any person acting on your behalf reasonably believe is a QIB purchasing for its own account or the account of a QIB; or
  - in an offshore transaction in accordance with Rule 904 of Regulation S under the US Securities Act; or
  - with respect to the Placing Shares, Rights Issue Shares or New DIs only, pursuant to Rule 144 under the US Securities Act (if available), and, in each case, in compliance with any applicable securities law of any state or other jurisdiction of the United States; and
- agreeing that for so long as the Placing Shares, Rights Issue Shares or New DIs are restricted securities not to deposit the Placing Shares, Rights Issue Shares or New DIs into any unrestricted American depository receipt facility, unless they have been registered pursuant to an effective registration statement under the US Securities Act.

No representation has been, or will be, made by the Company, Merrill Lynch International or Euroz as to the availability of Rule 144 under the US Securities Act or any other exemption under the US Securities Act or any state securities laws for the reoffer, pledge or transfer of the Placing Shares, Rights Issue Shares or New DIs.

Any envelope containing an Entitlement and Acceptance Form, Provisional Allotment Letter, and/or Form of Instruction and post-marked from the United States will not be valid unless it contains a duly executed investor letter in the appropriate form as described above. Similarly, any Entitlement and Acceptance Form, Provisional Allotment Letter, Form of Instruction and/or Letter of Allocation in which the exercising holder requests Rights Issue Shares to be issued in registered form and gives an address in the United States will not be valid unless it contains a duly executed investor letter.

The payment paid in respect of Entitlement and Acceptance Forms, Provisional Allotment Letters, Forms of Instruction and/or Letters of Allocation that do not meet the foregoing criteria will be returned without interest.

Any person in the United States who obtains a copy of this document and who is not a QIB is required to disregard it.

Notice to investors in Canada

The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs have not been and will not be registered under the securities legislation of any province or territory of Canada. Subject to certain exceptions, none of the Entitlement and Acceptance Forms, the Provisional Allotment Letters and/or Forms of Instruction, Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs will be directly or indirectly offered for subscription or purchase, taken up, sold, delivered, renounced or transferred in or into Canada. Therefore, subject to certain exceptions, the Placing and the Rights Issue will not be made within Canada and the Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction will not be sent to, nor will any Nil Paid Rights or New DI Nil Paid Rights be credited to a stock account in the Australian Share Register, CREST or Strate on behalf of any Shareholder with a registered address in Canada.

Notice to investors in Japan

The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the **FIEL**). This document is not an offer of securities for sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organised under the laws of Japan) or to others for reoffer or resale, directly or

indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. Therefore, subject to certain exceptions, the Placing and the Rights Issue will not be made within Japan and Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction will not be sent to, nor will any Nil Paid Rights or DI Nil Paid Rights be credited to a stock account in the Australian Share Register, CREST or Strate on behalf of any Shareholder with a registered address in Japan.

Notice to investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a **Relevant Member State**) (except for the United Kingdom) an offer to the public of Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs may not be made in that Relevant Member State other than the offers contemplated in this document in the United Kingdom once this document has been approved by the FSA except that an offer to the public in that Relevant Member State of any Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(i) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Merrill Lynch International and Euroz for any such offer; or

(iv) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs shall result in a requirement for the publication by the Company, Merrill Lynch International or Euroz of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs to be offered so as to enable an investor to decide to purchase any Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to investors in Switzerland

This document does not constitute a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the SWX Swiss Exchange. The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs will not be listed on the SWX Swiss Exchange and, therefore, this document does not comply with the disclosure standards of the Listing Rules of the SWX Swiss Exchange. Accordingly, the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs may not be offered to the public in or from Switzerland, but may be offered only to a selected and limited group of investors, who do not subscribe for the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New DIs with a view to distribution to the public. Investors may be individually approached by Merrill Lynch International or Euroz from time to time. This document is personal to each offeree and does not constitute an offer to any other person. This document may only be used by those persons to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the Company. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for acquisition, of the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs may not be circulated or distributed, nor may the Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares, or New DIs be offered or sold, or be made the subject of an invitation for acquisition, whether directly or indirectly, to persons in Singapore other than (i) holders of Existing Shares pursuant to Section 273(1)(cd) of the Securities and Futures Act, Chapter 289 of Singapore or (ii) otherwise pursuant to, and in accordance with, the conditions of an exemption under any provision of Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore.

Notice to investors in Dubai

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (**DFSA**). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The Placing Shares, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New DIs may be illiquid and/or subject to restrictions on their resale. Prospective investors should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial advisor.

Competitive Statements

The table set out below describes the basis of the competitive statements in respect of the Aquarius Group in this document. The market data supporting the competitive statements was obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Aquarius has not relied on single sources but has instead sought to ensure that each competitive statement is balanced and reasonable, based on various available sources and Aquarius' knowledge of the markets in which the Aquarius Group operates.

Statement	Basis
As at 30 June 2008, the Aquarius Group was the fourth largest primary platinum producer in the world	Market share of primary production for the financial year ended 31 December 2008
the Company's mechanised mining approach positions it at the lower end of the industry cost curve	Publicly available production and financial information as at 31 December 2008

Profit Forecast

No statement in this document is intended as a profit forecast or a profit estimate and no statement in this document should be interpreted to mean that earnings per Common Share for the current or future financial years would necessarily match or exceed the historical published earnings per Common Share.

Where to find Help

Part II of this document answers some of the questions most often asked by shareholders about rights issues. If you have further questions, please telephone the Shareholder Helpline on the numbers set out below. This helpline is available from 9.00 a.m. to 5.00 p.m. (AEST, London time and CAT, respectively) Monday to Friday (except bank holidays) and will remain open until the Closing Date.

Shareholder Helpline for Shareholders on the Australian Share Register

1300 749 865 (from inside Australia)

+61 3 9415 4663 (from outside Australia)

Shareholder Helpline for Shareholders on the UK Share Register

0870 889 3193 (from inside the United Kingdom)

+44 870 889 3193 (from outside the United Kingdom)

Shareholder Helpline for Shareholders on the South African Share Register

0800 202 361 (from inside South Africa)

+27 11 373 0004 (from outside South Africa)

Please note that, for legal reasons, the Shareholder Helpline will only be able to provide information contained in this document and information relating to Aquarius' register of members and will be unable to give advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

PLACING AND RIGHTS ISSUE STATISTICS

Number of Existing Shares in issue at the date of this document	327,095,634
Placing Price	180 pence
Number of Placing Shares	46,330,000
Number of Common Shares in issue immediately following completion of the Placing	373,425,634
Estimated gross proceeds of the Placing(1)	US$121 million (ZAR1,148 million)
Basis of Rights Issue	1 Rights Issue Share for every 9 Existing Shares
Issue Price per Rights Issue Share under the Rights Issue for Qualifying Australian Shareholders	A$2.39
Issue Price per Rights Issue Share under the Rights Issue for Qualifying UK Shareholders	115 pence
Issue Price per Rights Issue Share under the Rights Issue for Qualifying South African Shareholders	ZAR15.83
Number of Rights Issue Shares to be issued under the Rights Issue(2)	41,491,737
Number of Common Shares in issue immediately following completion of the Rights Issue(2)	414,917,371
New Common Shares as a percentage of enlarged issued share capital of the Company immediately following completion of the Placing and the Rights Issue(2)	21.2 per cent
Estimated gross proceeds of the Rights Issue(3)	US$69 million (ZAR657 million)
Estimated expenses of the Placing and the Rights Issue (inclusive of VAT)	US$14 million (ZAR129 million)
Estimated net proceeds of the Placing and the Rights Issue(3)	US$177 million (ZAR1,675 million)

Notes:

(1) The Placing is underwritten as to settlement by Merrill Lynch International and Euroz. See Part XI for a summary of the Placing and Rights Issue Underwriting Agreement.

(2) On the assumption that no further Common Shares are issued as a result of the exercise of any options between the posting of this document and the closing of the Rights Issue. Due to rounding of Nil Paid Rights and DI Nil Paid Rights the exact number of Rights Issue Shares to be issued will not be known until completion of the Rights Issue.

(3) The Rights Issue is underwritten by Merrill Lynch International and Euroz. See Part XI for a summary of the Placing and Rights Issue Underwriting Agreement.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN AUSTRALIA

Each of the times and dates in the table below is indicative only and may be subject to change.

Suspension of removals of Common Shares from the Australian Share Register begins	26 March 2009
Placing and Rights Issue announcement (and Appendix 3B lodged)	26 March 2009
Rights Issue Cleansing Notice lodged with ASX	26 March 2009
This document lodged with ASX	31 March 2009
Notice sent to Qualifying Australian Shareholders containing details of Rights Issue	31 March 2009
Trading in Placing Shares Commences on ASX	10.00 a.m. 2 April 2009
Existing Shares quoted on an "ex-rights" basis on ASX	10.00 a.m. 3 April 2009
Trading in Nil Paid Rights commences on ASX	10.00 a.m. 3 April 2009
Australia Record Date for entitlement under the Rights Issue for Qualifying Australian Shareholders	close of business 9 April 2009
Despatch of this document and Entitlement and Acceptance Form to Qualifying Australian Shareholders	15 April 2009
Expected date of publication of supplementary prospectus containing Aquarius' consolidated financial statements for the quarter ended 31 March 2009	4.15 p.m. 21 April 2009
Trading in Nil Paid Rights ends on ASX	22 April 2009
Rights Issue Shares quoted on ASX on a deferred settlement basis	10.00 a.m. 23 April 2009
Latest time and date for acceptance and payment in full in Australia in respect of the Rights Issue	5.00 p.m. 29 April 2009
Deferred settlement trading in Rights Issue Shares ends and allotment confirmations confirming the issue of Rights Issue Shares despatched	4.15 p.m. 6 May 2009
Trading in Rights Issue Shares commences on ASX	10.00 a.m. 7 May 2009
Suspension of removals of Common Shares from the Australian Share Register ends	4.00 p.m. on 7 May 2009

Notes:

(1) Subject to restrictions relating to Qualifying Australian Shareholders with registered addresses in an Excluded Territory, details of which are set out in paragraph 5 of Part III of this document.

(2) Each of the times and dates set out in the expected timetable of principal events above and mentioned throughout this document may be adjusted by Aquarius in consultation with Merrill Lynch International and Euroz, as co-underwriters, in which event details of the new times and dates will be notified to the ASX, UK Listing Authority, the London Stock Exchange (through a Regulatory Information Service), the JSE and, where appropriate, Qualifying Shareholders.

(3) References to times in this timetable are to AWST unless otherwise stated.

(4) If you have any queries on the procedure for acceptance and payment, you should contact the Shareholder Helpline on 1300 749 865 (or +61 3 9415 4663 if calling from outside Australia) between 9.00 a.m. and 5.00 p.m. (AEST) Monday to Friday (except bank holidays). Please note that for legal reasons, the Shareholder Helpline is only able to provide information contained in this document and information relating to Aquarius' register of members and is unable to give advice on the merits of the Rights Issue, or provide financial, tax or investment advice.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN THE UK

Each of the times and dates in the table below is indicative only and may be subject to change.

Suspension of removals of Common Shares from the UK Share Register	26 March 2009
Placing and Rights Issue announcement	26 March 2009
Placing Shares admitted to the Official List of the UK Listing Authority	8.00 a.m. on 31 March 2009
Dealings in Placing Shares, fully paid, commence on London Stock Exchange	8.00 a.m. on 31 March 2009
UK Record Date for entitlement under the Rights Issue for Qualifying UK Shareholders	close of business on 31 March 2009
Despatch of Provisional Allotment Letters (to Qualifying Non-CREST Shareholders only)[1]	2 April 2009
UK Admission and start of rights offer period in the UK	8.00 a.m. on 3 April 2009
Dealings in Nil Paid Rights commence on the London Stock Exchange	8.00 a.m. on 3 April 2009
Existing Shares marked "ex-rights" by the London Stock Exchange	8.00 a.m. on 3 April 2009
DI Nil Paid Rights credited to CREST accounts of Qualifying DI Holders[1]	8.00 a.m. on 3 April 2009
DI Nil Paid Rights enabled in CREST	8.00 a.m. on 3 April 2009
Expected date of publication of supplementary prospectus containing Aquarius' consolidated financial statements for quarter ended 31 March 2009	21 April 2009
Recommended latest time for requesting withdrawal of DI Nil Paid Rights from CREST (i.e. if your DI Nil Paid Rights are in CREST and you wish to convert them to certificated form and receive a Provisional Allotment Letter)	4.30 p.m. on 21 April 2009
Recommended latest time for depositing renounced Provisional Allotment Letters, nil paid, into CREST or for dematerialising Nil Paid Rights into a CREST stock account (i.e. if your Nil Paid Rights are represented by a Provisional Allotment Letter and you wish to convert them to uncertificated form)	4.30 p.m. on 23 April 2009
Latest time and date for splitting Provisional Allotment Letters, nil paid	4.30 p.m. on 27 April 2009
Last day for acceptance and payment through CREST in respect of DI Nil Paid Rights	**11.00 a.m. on 28 April 2009**
Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters in the UK	**11.00 a.m. on 29 April 2009**
Dealings in Rights Issue Shares, fully paid, commence on the London Stock Exchange	by 8.00 a.m. on 30 April 2009
CREST stock accounts credited with New DIs	8.00 a.m. on 30 April 2009

Expected despatch of definitive share certificates for the New Common Shares in certificated form for Shareholders on the UK Register	7 May 2009
Suspension of removals of Common Shares from the UK Share Register ends	9.00 a.m. on 7 May 2009

Notes:

(1) Subject to certain restrictions relating to Qualifying Non-CREST Shareholders and Qualifying DI Holders with registered addresses outside Australia, the UK and South Africa, details of which are set out in paragraph 5 of Part III of this document.

(2) Each of the times and dates set out in the expected timetable of principal events above and mentioned throughout this document may be adjusted by Aquarius in consultation with Merrill Lynch International and Euroz, as co-underwriters in which event details of the new times and dates will be notified to the ASX, UK Listing Authority, the London Stock Exchange (through a Regulatory Information Service), the JSE and, where appropriate, Qualifying Shareholders.

(3) References to times in this timetable are to London time unless otherwise stated.

(4) CREST is an electronic settlement system. Depository Interests (representing underlying Common Shares) are held in CREST. If you hold a share certificate relating to all your Common Shares, the details relating to CREST will not be relevant to you.

(5) If you have any queries on the procedure for acceptance and payment, you should contact the Shareholder Helpline on 08708893193 or +44 870 889 3193 if calling from outside the United Kingdom between 9.00 a.m. and 5.00 p.m. (London time) Monday to Friday (except bank holidays). Please note that for legal reasons, the Shareholder Helpline is only able to provide information contained in this document and information relating to Aquarius' register of members and is unable to give advice on the merits of the Rights Issue, or provide financial, tax or investment advice.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN SOUTH AFRICA

Each of the times and dates in the table below is indicative only and may be subject to change.

Suspension of removals of Common Shares from the South African Share Register begins	26 March 2009
Placing and Rights Issue announcement	26 March 2009
Last day to trade Common Shares on the JSE to qualify to participate in the Rights Issue	5.00 p.m. on 2 April 2009
Listing and trading in Letters of Allocation on the JSE on a deferred settlement basis, commencement of trading of Existing Shares (ex-rights) on the JSE	9.00 a.m. on 3 April 2009
South African Record Date	close of business on 9 April 2009
Dispatch of this document to Qualifying South African Shareholders and Forms of Instruction to Qualifying South African Shareholders holding Common Shares in certificated form (Rights Issue open)	9.00 a.m. on 14 April 2009
Qualifying South African Dematerialised Shareholders will have their accounts at their CSDP or broker automatically credited with their Letters of Allocation (Rights Issue open)	9.00 a.m. on 14 April 2009
Qualifying South African Shareholders who hold Common Shares in certificated form will have their Letters of Allocation credited to an electronic register at the South African Registrar (Rights Issue open)	9.00 a.m. on 14 April 2009
Last day for Form of Instruction of Qualifying South African Shareholders who hold Common Shares in certificated form wishing to sell all or part of their Nil Paid Rights to be lodged with the South African Registrar	12.00 p.m. on 17 April 2009
Last day to trade Letters of Allocation on the JSE to participate in the Rights Issue	5.00 p.m. on 20 April 2009
Dealings in Rights Issue Shares on a deferred settlement basis commences on the JSE	9.00 a.m. on 21 April 2009
Expected date of publication of supplementary prospectus containing Aquarius' consolidated financial statements for the quarter ended 31 March 2009	21 April 2009
Latest time for Form of Instruction to be lodged and payment made with the South African Transfer Secretaries (Rights Issue closes)	12.00 p.m. on 29 April 2009
Record date for Letters of Allocation	close of business on 29 April 2009
CSDP/Broker accounts credited with Rights Issue Shares and debited with any payments due in respect of Dematerialised Shares	9.00 a.m. on 30 April 2009
Dealings in Rights Issue Shares (fully paid) commences on the JSE	9.00 a.m. on 30 April 2009
Expected despatch of new share certificates for Rights Issue Shares in certificated form	on or about close of business on 4 May 2009
Suspension of removals of Common Shares from the South African Register ends	9.00 a.m. on 7 May 2009

Notes:

1. Subject to restrictions relating to Qualifying South African Shareholders with registered addresses in an Excluded Territory, details of which are set out in paragraph 5 of Part III of this document

2. Where required, material changes will be published on SENS.

3. References to times in this timetable are to CAT, unless otherwise stated.

4. Qualifying South African Dematerialised Shareholders are required to inform their CSDP or broker of their instructions in terms of the Rights Issue in the manner and time stipulated in the agreement governing the relationship between the shareholder and their CSDP or broker.

5. Share certificates may not be dematerialised or rematerialised between 2 April 2009 and 9 April 2009 both days inclusive. Qualifying South African Dematerialised Shareholders will have their accounts at their CSDP automatically credited with their Letters of Allocation and Qualifying South African Shareholders who hold their Common Shares in certificated form will have their Letters of Allocation credited to an account with the South African Transfer Secretaries. CSDPs effect payment in respect of Qualifying South African Dematerialised Shareholders on a delivery versus payment method.

6. If you have any queries on the procedure for acceptance and payment, you should contact the Shareholder Helpline on 0800 202 361 or +27 11 373 0004 (if calling from outside South Africa) between 9.00 a.m. and 5.00 p.m. (CAT) Monday to Friday (except public holidays). Please note that for legal reasons, the Shareholder Helpline is only able to provide information contained in this document and information relating to Aquarius' register of members and is unable to give advice on the merits of the Rights Issue, or provide financial, tax or investment advice.

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Positions
Mr. Nicholas T. Sibley	Independent Non-executive Chairman
Mr. Stuart A. Murray	Chief Executive Officer, Deputy Chairman
Sir William Purves	Senior Independent Non-executive Director
Mr. David R. Dix	Independent Non-executive Director
Mr. Tim Freshwater	Independent Non-executive Director
Mr. G. Edward Haslam	Independent Non-executive Director
Mr. Zwelakhe Mankazana	Non-executive Director
Mr. Kofi Morna	Non-executive Director

Secretary	Mr Willi M. P. Boehm
Registered Office	Clarendon House 2 Church Street Hamilton HM11 Bermuda Phone: +1441 295-1422
Business Address of the Directors	Suite 5, Level 4 85 The Esplanade South Perth, WA 6151 Australia Phone: +61893675211

Global Coordinator and Bookrunner	**Merrill Lynch International**, a private unlimited company (Registration number 02312079) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
Co-Lead Manager	**Euroz Securities Limited** 1 William Street Perth WA 6000 Australia
Merchant bank and transaction sponsor	**Rand Merchant Bank** 1 Merchant Place Corner Fredman Drive and Rivonia Road Sandton 2196 (PO Box 786273, Sandton, 2146) South Africa
Financial Adviser	**Lazard & Co., Limited** 50 Stratton Street London W1J 8LL United Kingdom
Auditors	**Ernst & Young** 11 Mounts Bay Road Perth WA 6000 Australia
Legal Advisers to Aquarius as to Australian law	**Clayton Utz** 250 St Georges Terrace Perth WA 6000 Australia
Legal Advisers to Aquarius as to English and US law	**Linklaters LLP** One Silk Street London EC2Y 8HQ United Kingdom
Legal Advisers to Aquarius as to South African law	**Werksmans** Incorporating Jan S. de Villiers 155 -5th Street Sandton Johannesburg, 2196 South Africa
Legal Advisers to Aquarius as to Bermuda law	**Conyers Dill & Pearman** Clarendon House 2 Church Street Hamilton HM 11 Bermuda
Legal Advisers to Merrill Lynch International as to Australian law	**Mallesons Stephen Jaques** Level 61 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia

Legal Advisers to Merrill Lynch International and Euroz Securities Limited as to English and US law	**Ashurst LLP** Broadwalk House 5 Appold Street London EC2A 2HA United Kingdom
Legal Advisers to Euroz Securities Limited as to Australian Law	**Blake Dawson** Exchange Plaza 2 The Esplanade Perth WA 6000 Australia
Australian Registrar	**Computershare Investor Services Pty Limited** Level 2, 45 St Georges Terrace Perth WA 6000 Australia
UK Registrar	**Computershare Investor Services PLC** The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom
Receiving Agent	**Computershare Investor Services PLC** Corporate Actions Projects Bristol BS99 6AH United Kingdom
South African Registrar	**Computershare Investor Services Pty Ltd** (Registration number 2004/003647/07) 70 Marshall Street Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) South Africa
Receiving Agents Sponsor	**Investec Bank Limited** Registration number 1969/004763/06 Second Floor, 100 Grayston Drive Sandton, 2196 (PO Box 785700, Sandton, 2146) South Africa

PART I

LETTER FROM THE CHAIRMAN OF AQUARIUS PLATINUM LIMITED



AQUARIUS
PLATINUM LIMITED

(an exempted company incorporated under the laws of Bermuda under the Companies Act 1981 of Bermuda with Exempt Company Number EC26290)

Registered office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

30 March 2009

Dear Shareholder,

Placing of 46,330,000 Placing Shares at 180 pence per Placing Share and 1 for 9 Rights Issue at A$2.39, 115 pence, or ZAR15.83 per Rights Issue Share to Qualifying Shareholders

The Company proposes to raise US$121 million (ZAR1,148 million) pursuant to the Placing and proposes to raise US$69 million (ZAR657 million) pursuant to the Rights Issue amounting to up to US$191 million (ZAR1,804 million) (before expenses) in total.

Under the Rights Issue, the Directors propose to offer, by way of rights, Rights Issue Shares at A$2.39 per share to all Qualifying Australian Shareholders, 115 pence per share to all Qualifying UK Shareholders and ZAR15.83 per share to all Qualifying South African Shareholders on the basis of 1 Rights Issue Share for every 9 Existing Shares that each Qualifying Shareholder holds at the close of business on the Applicable Record Date.

The Issue Price for Qualifying Australian Shareholders of A$2.39 per Rights Issue Share represents a 35.8 per cent. discount to the closing price on ASX of A$3.73 per Existing Share on 25 March 2009, (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue.)

The Issue Price for Qualifying UK Shareholders of 115 pence per Rights Issue Share represents a 37.5 per cent. discount to the Closing Price of 184 pence per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue).

The Issue Price for Qualifying South African Shareholders of ZAR15.83 per Rights Issue Share represents a 37.9 per cent. discount to the closing price on the JSE of ZAR25.50 per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue).

The Placing is underwritten as to settlement and the Rights Issue is fully underwritten by Merrill Lynch International and Euroz on, and subject to, the terms of the Placing and Rights Issue Underwriting Agreement. In order to take up their entitlement to New Common Shares (or New Depository Interests, as appropriate), Qualifying Shareholders need to make payment in full on acceptance by no later than: in the case of Qualifying Australian Shareholders and their renouncees, 5.00 p.m. (AWST) on 29 April 2009; in the case of Qualifying DI Holders and their renouncees, 11.00 a.m. (London time) on 28 April 2009; in the case of Qualifying Non-CREST Shareholders and their renouncees, 11.00 a.m. (London time) on 29 April 2009; in the case of Qualifying South African Shareholders who hold their Common Shares in certificated form and their renouncees, midday (CAT) on 29 April 2009; and in the case of Qualifying South African Dematerialised Shareholders and their renouncees, midday (CAT) on 29 April 2009 (or, in each case, such later date as may be notified by Aquarius through publication of a supplementary document). The purpose of this letter is to set out the background to, reasons for and details of, the Placing and the Rights Issue.

1 Background to and reasons for the Placing and for the Rights Issue

At 30 June 2008, the Aquarius Group was the fourth largest primary platinum producer in the world with annual attributable PGM(4E) production of 500,203 PGM ounces from existing operations. Over the last decade the Company has expanded through acquisitions, as well as the successful development of new mines.

During 2008, the Company simplified its group structure by removing all minority shareholdings in AQPSA, the primary operating subsidiary of the group housing its material South African operations. This provided Aquarius with full control of its cash flows. The Company further acquired the 8.4 per cent. interest held by Impala Platinum at the Aquarius level. The simplification of the group structure was undertaken by way of:

(i) the repurchase by Aquarius of Impala Platinum's 20 per cent. interest in AQPSA during April 2008;

(ii) the repurchase of Impala Platinum's 8.4 per cent. interest in Aquarius during April 2008; and

(iii) the completion of the final phase of its South African BEE transaction with Aquarius' BEE partners, SavCon, by exchanging SavCon's shares in AQPSA for an interest in Aquarius during October 2008.

The repurchase of Impala Platinum's interest in AQPSA was funded through a combination of an accelerated book build, cash and debt. The completed book build resulted in the issuance of 23,144,000 new Common Shares at a price of 800 pence per placing share, raising gross proceeds of approximately US$366 million (£185 million). The balance of the transaction was funded through cash and debt, with the debt component comprising a Bridge Loan Facility from RMB which, 25 March 2009 (at the latest practicable date prior to the announcement of the Placing and the Rights Issue), had an outstanding balance of approximately ZAR1,577.5 million (US$167 million) and is due for repayment on 30 June 2009. Part of the proceeds of the Placing, the Rights Issue and the Convertible Bond Issue are expected to be applied in repaying this balance.

On 8 December 2008, Aquarius management announced the temporary suspension of operations at the Everest mine owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. However, Aquarius management believes that the subsidence event does not jeopardise the sustainability of the Everest mine on a long term basis and that technically acceptable alternatives exist to re-open the mine. The capital expenditure associated with the potential restart of the Everest mine is currently estimated to be ZAR200 to ZAR250 million. Part of the proceeds of the Placing, the Rights Issue and the Convertible Bond Issue are expected to be applied to this capital expenditure.

Since the third quarter of the 2008 calendar year, there has been a rapid deterioration in end markets for PGM metals as well as other commodities. As a consequence the market price for PGMs has declined significantly with a concurrent impact on Aquarius' cash flow generation. Cash balances during the six months ended 31 December 2008 were impacted by the net repayment of approximately US$90 million of pipeline sales advances resulting from the deadline in PGM prices from the time of the advance to the time of sale. While the Company's mechanised mining approach positions it at the lower end of the industry cost curve, making it resilient even under the current difficult economic conditions, the Directors believe that an equity raising will provide the Company with greater financial flexibility to settle the outstanding amount under the Bridge Loan Facility and robustly capitalise the Aquarius Group for ongoing operating requirements. This will be particularly important should the weakening in the PGM market and liquidity constraints in the debt markets continue.

2 Convertible Bond Issue

The Company announced on 26 March 2009 that it intends to raise a further ZAR500 million to ZAR650 million by way of a Convertible Bond Issue through a private placement managed by Rand Merchant Bank, a division of FirstRand Bank Limited. The Convertible Bond Issue is an important step in the overall plan to refinance the Bridge Loan Facility. It is proposed that the Convertible Bonds will have a bullet maturity on 30 April 2012 and will pay a floating coupon rate semi-annually, in arrear, of 3 month JIBAR plus a margin of 3 per cent. per annum while the Convertible Bonds remain outstanding. Interest in respect of the Convertible Bond is compounded quarterly. The Convertible Bonds will be redeemed in cash at par at maturity if they have not been converted or redeemed before maturity. The Convertible Bonds will be denominated in Rand and are expected to be listed only on the JSE. RMB will underwrite the Convertible Bond Issue up to ZAR500 million pursuant to the Convertible Bond Underwriting Agreement. Furthermore, the Company has granted RMB an option to require the Company to issue additional Convertible Bonds up to a further ZAR150 million, to increase the total amount that may be raised under the Convertible Bond Issue to ZAR650 million. Participation in the Convertible Bond Issue will only be

available to persons who may lawfully be, and are, invited to participate by RMB. RMB's obligations under the Convertible Bond Underwriting Agreement (including the underwriting) are conditional, *inter alia*, on UK Placing Admission occurring on or before the Placing Admission Date. Completion of the Convertible Bond Issue is expected to take place on on or around 11 May 2009. See paragraphs 3.4.2 and 17.2 of Part XI of this document for further information on the Convertible Bond Issue and the Convertible Bond Underwriting Agreement.

3 Possible Acquisition

As announced on 27 March 2009, Aquarius has signed an implementation agreement with Ridge pursuant to which, subject to the satisfaction of the pre-conditions relating to (i) the successful outcome of the Placing, Rights Issue and Convertible Bond Issue, and (ii) the arrangement on terms satisfactory to Aquarius, acting reasonably in its absolute discretion, of sufficient bridge funding for the capital operation of the Blue Ridge mine, Aquarius has agreed to make a recommended offer for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Common Share for every 2.75 Ridge Shares. Should the Possible Acquisition complete, part of the proceeds of the Placing, Rights Issue and Convertible Bond Issue will be used to fund the operating and capital expenditure requirements of Ridge.

Aquarius believes that there is compelling strategic and commercial rationale for a combination with Ridge. The Possible Acquisition, should it complete, is expected to result in:

- Diversification of the Aquarius portfolio and corresponding decrease in single project risk for Ridge;
- Significant expansion of reserve and resource base;
- Short term increase in attributable production with the commissioning of the Blue Ridge mine;
- Enhanced mine life profile through the Blue Ridge mine;
- Blue Ridge is a well executed small project and would be a complementary fit with the Aquarius portfolio;
- Opportunities to reduce overhead costs with combined administrative and technical functions;
- Added optionality through Sheba's Ridge project;
- Combined leverage of mining and processing skills;
- Strengthened position amongst peers operating on the Bushveld Complex; and
- Some small synergies between combined operations, noticeably through sharing of skills and procurement.

To fully realise the benefits of the Possible Acquisition, Aquarius will require additional operating and capital expenditure currently estimated to be ZAR310 million through the 2010 calendar year.

Further information in relation to the implementation agreement and the Possible Acquisition is contained in paragraphs 17.7 and 18 of Part XI of this document.

4 Use of proceeds

The Company intends to raise approximately US$121 million (ZAR1,148 million) under the Placing, approximately US$69 million (ZAR657 million) under the Rights Issue and approximately US$53 million (ZAR500 million) under the Convertible Bond Issue. It is anticipated that of the US$244 million (ZAR2,304 million) to be raised under the Placing, Rights Issue and Convertible Bond Issue, approximately US$167 million (ZAR1,578 million) will be applied to repaying the Bridge Loan Facility, approximately US$26 million (ZAR250 million) will be applied to capital requirement to open the Everest mine and approximately US$53 million (ZAR310 million) will be applied to capital and operating expenses for Ridge.

5 Principal terms of the Placing and the Rights Issue

Placing

Placees have subscribed for the Placing Shares at a Placing Price of 180 pence per Placing Share. The Placing comprises in aggregate 46,330,000 Placing Shares (approximately 14.2 per cent. of Aquarius' existing issued share capital) and will therefore, subject to customary closing conditions,

raise US$121 million (ZAR1,148 million) (before expenses). The Placing Shares will represent approximately 12.4 per cent. of the Company's issued common share capital immediately following completion of the Placing.

The Placing Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Shares and Placees will also be Qualifying Shareholders for the purpose of the Rights Issue.

Applications will be made for the Placing Shares to be quoted on ASX, admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities and admitted to listing and trading on the Main Board of the JSE. It is expected that UK Placing Admission will become effective and dealings in the Placing Shares will commence on 31 March 2009.

The Placing is underwritten as to settlement risk by Merrill Lynch International and Euroz pursuant to the Placing and Rights Issue Underwriting Agreement. The Placing is conditional, *inter alia*, on:

(i) the Placing and Rights Issue Underwriting Agreement having become unconditional as regards the Placing (save for the condition relating to UK Placing Admission) and not having been terminated in accordance with its terms; and

(ii) UK Placing Admission having occurred not later than 8.00 a.m. (London time) on 31 March 2009 (or such later time and/or date, not being later than 8.00 a.m. (London time) on 2 April 2009, as the Company, Merrill Lynch International and Euroz may agree).

A summary of the terms of the Placing and Rights Issue Underwriting Agreement is set out in paragraph 17.1 of Part XI of this document.

Rights Issue

The Company is proposing to offer 41,491,737 Rights Issue Shares by way of rights to Qualifying Shareholders at A$2.39, 115 pence, or ZAR15.83 per Rights Issue Share, payable in full on acceptance by no later than the Closing Date. The Rights Issue is expected to raise approximately US$69 million (ZAR657 million) (before expenses).

The Issue Price for Qualifying Australian Shareholders of A$2.39 per Rights Issue Share represents a 35.8 per cent. discount to the closing price on ASX of A$3.73 per Existing Share on 25 March 2009, (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue.) The Issue Price for Qualifying UK Shareholders of 115 pence per Rights Issue Share represents a 37.5 per cent. discount to the Closing Price of 184 pence per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue). The Issue Price for Qualifying South African Shareholders of ZAR15.83 per Rights Issue Share represents a 37.9 per cent. discount to the closing price on the JSE of ZAR25.50 per Existing Share on 25 March 2009, (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue).

The Rights Issue will be made on the basis of:

1 Rights Issue Share at A$2.39, 115 pence, or ZAR15.83 per Rights Issue Share for every 9 Existing Shares

held by Qualifying Shareholders at the close of business on the Applicable Record Date.

If the result is not a whole number, the Qualifying Shareholder will not receive a Rights Issue Share in respect of any fraction of an Existing Share and the entitlement will be rounded down to the nearest whole number of Rights Issue Shares. Holdings of Existing Shares in certificated and uncertificated form and holdings on different Registers will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

The Rights Issue is fully underwritten by Merrill Lynch International and Euroz, pursuant to the Placing and Rights Issue Underwriting Agreement, the principal terms of which are summarised in paragraph 17.1 of Part XI of this document.

The Rights Issue will result in approximately 41,491,737 Rights Issue Shares being issued (representing approximately 12.7 per cent. of the existing issued share capital and 10.0 per cent. of the enlarged issued share capital immediately following completion of the Rights Issue).

The Rights Issue is conditional, *inter alia*, upon:

(i) the Placing and Rights Issue Underwriting Agreement having become unconditional in all respects (save for the condition relating to Rights Admission) and not having been terminated in accordance with its terms; and

(ii) Rights Admission having occurred not later than 8.00 a.m. (London time) on 3 April 2009 (or such later time and/or date, not being later than 8.00 a.m. (London time) on 5 April 2009, as the Company, Merrill Lynch International and Euroz may agree).

The Rights Issue Shares, when issued and fully paid, will rank *pari passu* in all respects with the Existing Shares including the right to receive dividends or distributions made, paid or declared after the date of this document. Application will be made for quotation of the Rights Issue Shares on the ASX. Application will be made to the UK Listing Authority and to the London Stock Exchange for the Rights Issue Shares to be admitted to the Official List and to trading on the London Stock Exchange's main market, and to the JSE for the Rights Issue Shares to be admitted to trading and listing on the Main Board of the JSE. It is expected that dealings in the Nil Paid Rights on ASX, on the London Stock Exchange and on the JSE will commence at 10.00 a.m. (AWST) on 3 April 2009, 8.00 a.m. (London time) on 3 April 2009 and 9.00 a.m. (CAT) on 3 April 2009, respectively.

Some questions and answers, together with details of further terms and conditions of the Rights Issue, including the procedure for acceptance and payment and the procedure in respect of rights not taken up, are set out in Parts II and III of this document and, where relevant, will also be set out in the Entitlement and Acceptance Form, Provisional Allotment Letter and Form of Instruction.

Restricted Shareholders should refer to paragraph 5 of Part III of this document for further information.

6 Dividends and dividend policy

Subject to the provisions of the Bye-laws and in accordance with the Companies Act, the Directors may from time to time declare a dividend to be paid to Shareholders in proportion to the number of Common Shares held by them, and such a dividend may be paid in cash or by distribution of specific assets.

Pursuant to Bermuda law, the Directors are restricted from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities, its issued share capital and share premium accounts.

The Board elected not to pay an interim dividend in respect of the six months ended 31 December 2008. Future dividend decisions will be based on conditions prevailing and information available at any given point in time and the completion of the refinancing of the Bridge Loan Facility. The Board intends to resume dividend payments at the earliest opportunity.

The New Common Shares will rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions declared after the issue of the New Common Shares. The Company intends to adjust future dividend payments per Common Share *pro rata* to take account of New Common Shares issued in connection with the Placing and the Right Issue, respectively.

7 Current trading and prospects

In its interim results for the six months ended December 2008 the Aquarius Group announced attributable production of 260,208 PGM ounces and a net operating loss of US$70.1 million (US 25.1 cents per share). The results for the period were significantly influenced by:

(i) a substantial reduction in metal prices, which saw platinum decrease from an average of US$2,036 per ounce in June 2008 to an average of US$840 per ounce in December 2008. During the same period, rhodium decreased from an average of US$9,774 per ounce to US$1,220 per ounce. By-product nickel fell 50 per cent., averaging US$6.76 per pound for the period compared to US$13.47 per pound in the six months ended December 2007;

(ii) an interest expense of US$21.6 million (pre-tax) due to increased debt following the repurchase of 20 per cent. of AQPSA and 6.8 per cent. of Aquarius;

(iii) US$16.8 million (pre-tax) of adjustments associated with the temporary suspension of mining at the Everest mine on 8 December 2008. US$10.1 million of this related to impairment of mining assets damaged as a result of the subsidence event;

(iv) a US$29 million foreign currency loss (pre-tax) on pipeline advances due to the US dollar strengthening during the half year; and

(v) US$41 million of negative PGM sales adjustments (pre-tax) due to declining PGM prices.

Aquarius expects to publish its production and financial results for the quarter ended 31 March 2009 during the week commencing 20 April 2009.

Production overview

Total on mine production for the quarter ended 31 March 2009 is expected to be approximately 190,600 PGM ounces of which 95,300 PGM ounces are attributable to Aquarius. Due to the suspension of operations at the Everest mine in December 2008, production in the quarter ended 31 March 2008 is not directly comparable to the previous quarters. Adjusting for the temporary closure of the Everest mine, Aquarius' attributable production for the third quarter is estimated to be approximately 5,000 PGM ounces (5 per cent.) lower when compared to the quarter ended 31 December 2008. The third quarter production was affected by the number of public holidays falling within the period. Production from Kroondal and Marikana was affected by the lower number of mining shifts in the quarter, with planned mill relines further impacting on production at Kroondal. As a consequence of these public holidays, the third quarter experienced a 13.5 per cent. decrease in the number of mining shifts worked during the quarter as compared to the quarter ended 31 December 2008.

Both Kroondal and Marikana operations have shown production improvements to the prior comparable period (the third quarter ended 31 March 2008) with significant production improvement from Marikana. Adjusting for the temporary closure of the Everest mine, production for the quarter ended 31 March 2009 is expected to be approximately 19 per cent. higher compared to the previous corresponding quarter on a year on year basis. Despite the slightly lower production due to the impact of holidays, unit cost costs are expected to be comparable to the quarter ended 31 December 2008.

Production at the Mimosa mine in Zimbabwe was 5 per cent. above the quarter ended 31 December 2008. Unit costs at the Mimosa mine remain amongst the lowest in the industry despite an increase of 15 per cent. to 20 per cent. in the quarter, following increases in labour, water, electricity, levies, and municipal rates. The increased unit costs at Mimosa are a result of the dollarisation of the Zimbabwean economy. The full impact of the dollarisation of the Zimbabwean economy is yet to be determined as there are still distortions in terms of pricing in the economy which are expected to stabilise in the near future and some positive effects may materialise to offset the obvious negatives.

Production statistics by mine

	Quarter Ended				
PGMs (4E)	March 2008	June 2008	September 2008	December 2008	March 2009**
Kroondal	100,020	83,062	101,731	109,707	103,000
Marikana	24,223	28,416	38,883	42,451	39,000
Everest	31,107	31,327	32,365	31,703	—
Mimosa	34,283	38,517	43,638	43,232	45,000
CTRP	2,309	2,044	1,764	1,784	1,200
Platinum Mile	—	5,035	5,983	3,103	2,400
Total	**191,942**	**188,401**	**224,364**	**231,980**	**190,600***

* Production in the quarter ended 31 March 2009 is not comparable to previous quarter's production due to the temporary closure of the Everest mine in December 2008.

** Production figures in the quarter ended 31 March 2009 are preliminary estimates based on actual production results for the two months ended February 2009, and estimates for the March production month.

Production statistics by mine attributable to Aquarius

	Quarter Ended				
PGMs (4E)	**March 2008**	**June 2008**	**Septempter 2008**	**December 2008**	**March 2009****
Kroondal	50,010	41,531	50,866	54,854	51,500
Marikana	12,110	14,208	19,442	21,226	19,500
Everest	31,107	31,327	32,365	31,703	—
Mimosa	17,140	19,258	21,819	21,616	22,500
CTRP	1,155	1,022	882	892	600
Platinum Mile	—	2,517	2,992	1,552	1,200
Total	**111,522**	**109,863**	**128,366**	**131,843**	**95,300***

* Production in the quarter ended 31 March 2009 is not comparable to previous quarter's production due to the temporary closure of the Everest mine in December 2008.

** Production figures in the quarter ended 31 March 2009 are preliminary estimates based on actual production results for the two months ended February 2009, and estimates for the March production month.

Metals prices and foreign exchange impacts

Metals prices, both provisional and realized, for PGMs improved from the lows experienced in the quarter ended December 2008. At 25 March 2009 platinum closed at US$1,124 per ounce, up 24 per cent. from the December 2008 closing price. Much of the increase is attributed to the tightening of the PGM markets as demand for autocatalysts is less subdued than anticipated due to the introduction of state subsidies for new light vehicle purchases in Germany and France, a strengthening market for platinum jewellery in China and increased investment demand via the platinum exchange traded funds as investors look to diversify their investment portfolios into gold and other precious metals. Palladium remained flat at US$215 per ounce. Rhodium, which had decreased significantly from July 2008 to December 2008, has stabilised at US$1,200 per ounce in early March 2009. Gold increased 9 per cent. to close February 2009 at US$945 per PGM ounce.

Impact on pipeline advances

Following the recent stabilisation in PGM prices since a December 2008 month average of US$840 per ounce for platinum, prices have stabilised and shown some recovery through the 2009 calendar year to date. The residual impact on cash flow from declining PGM prices in November 2008 and December 2008 flowed through into February 2009. The recent stability and recovery in prices should reflect less volatile cash flow movements in price adjustments going forward.

Individual PGM prices December 2007 to February 2009 (Dollar & Rand per PGM ounce)


Pt, Pd & Au
($/oz)
2,500
2,000
1,500
1,000
500
0
Rh
($/oz)
12,000
10,000
8,000
6,000
4,000
2,000
0
Platinum
Palladium
Gold
Rhodium
Dec-2007
Mar-2008
Jun-2008
Sep-2008
Dec-2008
Mar-2009

The 4 PGE basket prices calculated for the third quarter 2009 (to March 2009) showed firm increases in January and February which have been held through March. The calculation of achieved basket prices is complex, however, it can be seen at South African operations that the average basket prices for the operations in the second quarter to December 2008 was US$744 per PGM ounce, whereas the average basket price calculated using daily prices from Bloomberg for the third quarter 2009 to March 2009 (through using data only to 19 March 2009) is approximately US$795 per PGM ounce, an approximate increase of 7 per cent.. It is too early to provide any firm comparison for the Mimosa mine in Zimbabwe.

Production Outlook

The Company is targeting reductions in operating costs during the second half of the current financial year. Further, it is anticipated that the fourth quarter should see an improvement in production at all operations. The Aquarius Group's attributable production for the current financial year is expected to be in the range of 450,000–475,000 PGM ounces.

8 Restricted Shareholders

The attention of Restricted Shareholders is drawn to the information in Paragraph 5 of Part III of this document.

9 Australian, UK, South African and US taxation

Certain information about Australian, UK, South African and US taxation in relation to the Rights Issue is set out in Part X of this document. If you are in any doubt as to your tax position, or you are subject to tax in a jurisdiction other than Australia, the United Kingdom, South Africa or the United States, you should consult your own independent tax adviser without delay.

10 Directors' intentions

To the extent permitted, each of the Directors who holds Existing Shares intends to take up his rights to subscribe for Rights Issue Shares under the Rights Issue.

11 Further information

Your attention is drawn to the further information set out in Parts II to XIV of this document. Shareholders should read the whole of this document and not rely solely on the information set out in this letter. In addition, you should consider the risk factors set out on pages 12 to 26 of this document.

Yours sincerely,

Nicholas Sibley
Chairman

PART II

SOME QUESTIONS AND ANSWERS ABOUT THE PLACING AND THE RIGHTS ISSUE

The questions and answers set out in this Part II are intended to be in general terms only and, as such, you should read Part III of this document for full details of what action you should take. If you are in any doubt as to what action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser, duly authorised under the FSMA if you are resident in the United Kingdom or, if you are not resident in the United Kingdom, from another appropriately authorised independent financial adviser. If you are a Restricted Shareholder or a Restricted DI Holder, you should read paragraph 5 of Part III of this document.

Question	Answer	Refer to
What is a placing?	A placing is a way for companies to raise money. A placing is an issue of new shares for cash to selected investors and is different from a rights issue as, rather than shares being offered to the existing shareholders as a whole, the shares are only offered to the selected investors. In the Placing, the Placees (i.e. the investors) have subscribed, subject to customary closing conditions, for an aggregate of 46,330,000 Placing Shares at a subscription price of 180 pence per Placing Share. Assuming certain conditions are met, the Placees will also qualify to participate in the Rights Issue.	
What is a rights issue?	A rights issue is a way for companies to raise money. Companies do this by giving their existing shareholders a right to buy further shares in proportion to their existing shareholdings.	
What is my entitlement to rights?	This Rights Issue is an offer by Aquarius of 1 Rights Issue Share per 9 Existing Shares at a price of A$2.39, 115 pence or ZAR15.83 per Rights Issue Share. If you hold Common Shares on a Record Date (noting that there will be separate Record Dates in respect of the Australian Share Register, UK Share Register, South African Share Register), you are a "Qualifying Shareholder." Assuming you do not, subject to certain exceptions, have a registered address in, or are not located or resident in any Excluded Territory, you will be offered the opportunity to buy Rights Issue Shares (or New Depository Interests, if applicable) under the Rights Issue.	Part III, paragraph 1.1
What is the issue price?	The Issue Price is A$2.39 per Rights Issue Share for the Rights Issue Shares to be held on Australian Share Register, 115 pence per Rights Issue Share for Rights Issue Shares to be held on the UK Share Register, and ZAR15.83 per Rights Issue Share for the Rights Issue Shares to be held on the South African Share Register. Rights Issue Shares are being offered to Qualifying Shareholders in the Rights Issue at a discount to the share price on 25 March 2009. The Issue Price for Qualifying Australian Shareholders of A$2.39 per Rights Issue Share represents a 35.8 per cent. discount to the closing price on ASX of A$3.73 per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue). The Issue Price for Qualifying UK Shareholders of 115 pence per Rights Issue Share represents a 37.5 per cent. discount to the Closing Price of 184 pence per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue). The Issue Price for Qualifying South African Shareholders of ZAR15.83 per Rights Issue Share represents a 37.9 per cent. discount to the closing price on the JSE of	Part III, paragraph 1.1

Question	Answer	Refer to
	ZAR25.50 per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue). Because of this, and while the market value of the Existing Shares exceeds the Issue Price, the right to buy the Rights Issue Shares (or the New Depository Interests) is potentially valuable.	
Why is Aquarius undertaking the Placing and Rights Issue?	The purpose of the Placing and the Rights Issue is to provide permanent financing to settle the outstanding amount under the Bridge Loan Facility and robustly capitalise the Aquarius Group for ongoing operational requirements. These requirements include i) capital expenditure in respect of the anticipated restart of Aquarius' Everest mine; and ii) capital and operating expenditure in respect of the Possible Acquisition.	Part I, paragraph 1
Are the Nil Paid Rights and DI Nil Paid Rights renounceable?	Yes. This means that Qualifying Shareholders who do not wish to take up all or some of their Nil Paid Rights or DI Nil Paid Rights may offer to sell or transfer all or some of their Nil Paid Rights or DI Nil Paid Rights. Qualifying Shareholders are able to offer to renounce (sell) the Nil Paid Rights or DI Nil Paid Rights they do not wish to accept in order to realise the value which may attach to their Rights or Nil Paid Rights. The Nil Paid Rights or DI Nil Paid Rights will be quoted on ASX, listed on the Official List of the UK Listing Authority and admitted to trading on the LSE and listed admitted to trading on the Main Board of the JSE. The DI Nil Paid Rights will be admitted to CREST. On ASX, trading of Nil Paid Rights is expected to commence on 10.00 a.m. (AWST) on 3 April 2009 and cease at the close of trading on 22 April 2009. On the LSE, trading of the Nil Paid Rights or DI Nil Paid Rights is expected to commence at 8.00 a.m. (London time) on 3 April 2009 and cease at 11.00 a.m. (London time) on 28 April 2009 for DI Nil Paid Rights and 11.00 a.m. (London time) on 29 April 2009 for Nil Paid Rights. On JSE, trading of the Nil Paid Rights is expected to commence on 3 April 2009 and cease at the close of trading on 20 April 2009.	Part III, Paragraph 5 2.3, 3.1.8, 3.2, 4.2
If I buy Common Shares after the Ex-Rights Date will I be eligible to participate in the Rights Issue?	If you buy Common Shares at or after the Ex-Rights Date, you will not be eligible to participate in the Rights Issue in respect of those Common Shares. If you are in any doubt, please consult your stockbroker, bank or other appropriate financial adviser, or whoever arranged your share purchase, to ensure you claim your entitlement.	
If I buy Common Shares after the UK Record Date will I be eligible to participate in the Rights Issue?	If you bought Common Shares after the UK Record Date but prior to 8.00 a.m. (London time) on 3 April 2009 (the time when the Existing Shares are expected to start trading ex-rights on the London Stock Exchange), you may be eligible to participate in the Rights Issue. If you are in any doubt, please consult your stockbroker, bank or other appropriate financial adviser, or whoever arranged your share purchase, to ensure you claim your entitlement. If you buy Common Shares at or after 8.00 a.m. (London time) on 3 April 2009, you will not be eligible to participate in the Rights Issue in respect of those Common Shares.	

Question	Answer	Refer to
I hold my Existing Shares in certificated form. If I take up my rights, when will I receive my Rights Issue Share certificate?	If you take up your rights under the Rights Issue, share certificates for the Rights Issue Shares are expected to be posted by no later than 7 May 2009 for Qualifying Non-CREST Shareholders, May 2009 and no later than 4 May 2009 for Qualifying South African Shareholders who hold in certificated form.	
What if the number of Rights Issue Shares to which I am entitled is not a whole number, am I entitled to fractions of Common Shares?	Your entitlement to Rights Issue Shares will be calculated at the Applicable Record Date. If the result is not a whole number, you will not receive an entitlement to a Rights Issue Share in respect of the fraction of a Common Share and your entitlement will be rounded down to the nearest whole number of Rights Issue Shares.	Part III, paragraph 1.2(a)
What if I am a Restricted Shareholder?	Your ability to take up Nil Paid Rights or DI Nil Paid Rights may be affected by the laws of the country in which you live and you should take professional advice as to whether you require any governmental or other consents or need to observe any other formalities to enable you to take up your Nil Paid Rights or DI Nil Paid Rights. Shareholders with registered addresses in the US or other Excluded Territories are, subject to certain exceptions, not eligible to participate in the Rights Issue. Your attention is drawn to paragraph 5 of Part III of this document. Following the Closing Date, Merrill Lynch International and Euroz will, in accordance with the terms of the Placing and Rights Issue Underwriting Agreement, endeavour to procure subscribers for all Rights Issue Shares not taken up (including those attributable to Restricted Shareholders). Any premium above the aggregate of 115 pence per Rights Issue Share (or its equivalent in A$ or ZAR, as applicable at the time of sale) less the expenses of sale, will be paid to holders of such Rights Issue Shares not taken up (including Restricted Shareholders who do not take up their Rights Issue Shares) pro rata (provided that no payments of less than £5.00 will be made and any amounts not paid on this basis will be aggregated and paid to Aquarius).	Part III, paragraph 5
Will the Rights Issue affect the future dividends Aquarius pays?	Following completion of the Rights Issue, any future dividend payments per Common Share will be adjusted for the Rights Issue. The Rights Issue Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions made, paid or declared after the date of this document.	Part I, paragraph 6
What happens if I do not want to participate in the Rights Issue?	A Qualifying Shareholder who chooses not to take up their Nil Paid Rights or DI Nil Paid Rights or sell their Nil Paid Rights or DI Nil Paid Rights should do nothing. Such Shareholder should note that, although you will continue to hold the same number of Common Shares or Depository Interests, your shareholding in Aquarius will be diluted.	

Question	Answer	Refer to
	Merrill Lynch International and Euroz will endeavour to procure subscribers for the Rights Issue Shares not taken up by Qualifying Shareholders (including Restricted Shareholders), at a price per New Common Share which is at least equal to the aggregate of 115 pence per Rights Issue Share (or its equivalent in A$ or ZAR, as applicable, at the time of sale) and the expenses of procuring such subscribers. The amount of the sale price of Rights Issue Shares realised above such price and the related expenses of procuring those investors (including any applicable brokerage and commissions, amounts in respect of value added tax and any currency conversion costs) will be distributed to those Qualifying Shareholders who have not taken up their entitlements to Rights Issue Shares (including Restricted Shareholders), who will be sent a cheque for your share of the amount of that premium provided that this is £5.00 or more. Cheques will be sent to your existing address appearing on the relevant Register (or to the first-named holder if you hold your Existing Shares jointly). To the extent that Rights Issue Shares and New Depository Interests not taken up in the Rights Issue cannot be sold at a premium above the aggregate of 115 pence per Rights Issue Share (or its equivalent in A$ or ZAR, as applicable, at the time of sale) less the expenses of sale, 82.5 per cent. of such Rights Issue Shares and New Depository Interests will be subscribed for by Merrill Lynch International, and 17.5 per cent. of such Rights Issue Shares and New Depository Interests will be subscribed for by Euroz in accordance with the Placing and Rights Issue Underwriting Agreement. In this event, any Qualifying Shareholder who has not taken up their entitlements to Rights Issue Shares (including Restricted Shareholders) will not receive value for their Nil Paid Rights or DI Nil Paid Rights.	Part III, paragraph 6
I understand that there is a period when there is trading in the Nil Paid Rights and DI Nil Paid Rights. What does this mean?	If you do not want to buy the Rights Issue Shares or New Depository Interests being offered to you under the Rights Issue, you can instead sell or transfer your rights (called "**Nil Paid Rights**" or "**DI Nil Paid Rights**") to those Rights Issue Shares and New DIs and receive the net proceeds of the sale or transfer in cash. This is referred to as dealing "nil paid". This means that, during the Rights Issue offer period, a person can either purchase Common Shares (which will not carry any entitlement to participate in the Rights Issue) or can trade in the Nil Paid Rights and DI Nil Paid Rights.	Part III paragraph 1.5
Can I trade my Nil Paid Rights on any of the exchanges on which they are listed, traded or quoted?	No. Shareholders who are registered on the Australian Share Register must trade their Nil Paid Rights on ASX. Shareholders who are registered on the UK Share Register (and DI Holders who are registered on the DI Register) must trade their Nil Paid Rights (or DI Nil Paid Rights) on the LSE. Shareholders who are registered on the South African Share Register must trade their Nil Paid Rights on the JSE.	Part III paragraph 1.1

PART III
TERMS AND CONDITIONS OF THE RIGHTS ISSUE

1 Introduction

1.1 Summary of the Rights Issue

Subject to the fulfilment of the terms and conditions referred to below, the Company is proposing to raise approximately US$69 million (ZAR657 million) (before expenses) by way of a 1 for 9 rights issue of up to 41,491,737 Rights Issue Shares.

Qualifying Shareholders (other than, subject to certain exceptions, Restricted Shareholders) will be able to participate in the Rights Issue pursuant to the terms and conditions of the Rights Issue set out in this document (and, in the case of Qualifying Australian Shareholders, the Entitlement and Acceptance Form, in the case of Qualifying Non-CREST Shareholders, the Provisional Allotment Letter and, in the case of Qualifying South African Shareholders holding Common Shares in certificated form, the Form of Instruction).

The Issue Price for Rights Issue Shares is A$2.39 per Rights Issue Share for Qualifying Australian Shareholders, which was calculated using the £/A$ exchange rate of 1: 2.08 at the close of business on 25 March 2009 (being the last practicable date prior to the announcement of the Rights Issue), 115 pence per Right Issue Share for Qualifying UK Shareholders, and ZAR15.83 per Right Issue Share for Qualifying South African Shareholders, calculated using the £/ZAR exchange rate of 1: 13.76 at the close of business on 25 March 2009 (being the last practicable date prior to the announcement of the Placing and Rights Issue).

The Issue Price for Qualifying Australian Shareholders of A$2.39 per Rights Issue Share represents a 35.8 per cent. discount to the closing price on ASX of A$3.73 per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue). The Issue Price for Qualifying UK Shareholders of 115 pence per Rights Issue Share represents a 37.5 per cent. discount to the Closing Price of 184 pence per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue). The Issue Price for Qualifying South African Shareholders of ZAR15.83 per Rights Issue Share represents a 37.9 per cent. discount to the closing price on the JSE of ZAR25.50 per Existing Share on 25 March 2009 (being the latest practicable day prior to the date of announcement of the Placing and Rights Issue).

Since the UK Record Date is different to the Australian Record Date and the South African Record Date, the Company has instructed the Registrars not to process transfers of Common Shares between the Company's Australian Share Register, UK Share Register and South African Share Register between 26 March 2009 (being the date of announcement of the Placing and Rights Issue) and 7 May 2009, in order to facilitate the Rights Issue. Accordingly, during this period, Shareholders on the Australian Register, the UK Register and the South African Register must deal with Existing Shares, Nil Paid Rights, DI Nil Paid Rights and Rights Issue Shares on the ASX, LSE and JSE respectively.

1.2 Structure of the Rights Issue

(a) **Qualifying Australian Shareholders**

Subject to the fulfilment of the conditions set out below, Rights Issue Shares will be offered by way of rights to each Qualifying Australian Shareholder (other than, subject to certain exceptions, a Restricted Shareholder) on the following basis and otherwise on the terms and conditions set out in this document and to be set out in the Entitlement and Acceptance Form:

1 Rights Issue Share for 9 Existing Shares

held and registered in his or her name at the close of business on the Australian Record Date and so in proportion for any other number of Existing Shares held by him or her on such date.

(b) **Qualifying UK Shareholders**

(i) **Qualifying Non-CREST Shareholders**

Subject to the fulfilment of the conditions set out below, Rights Issue Shares will be offered by way of rights to each Qualifying Non-CREST Shareholder (other than, subject to certain exceptions, a Restricted Shareholder) on the following basis and otherwise on the terms and conditions set out in this document and to be set out in the Provisional Allotment Letter:

1 Rights Issue Share for every 9 Existing Shares

held and registered in his or her name at the close of business on the UK Record Date and so in proportion for any other number of Existing Shares held by him or her on such date.

(ii) **Qualifying DI Holders**

The Depository holds Existing Common Shares and accordingly will receive a provisional allotment of Rights Issue Shares on behalf of Qualifying DI Holders. Subject to the fulfilment of the conditions set out below, the Depository will pass on the provisional allotment made in its favour to each Qualifying DI Holder (other than, subject to certain exceptions, a Restricted DI Holder) on the following basis and otherwise on the terms and conditions set out in this document and in accordance with the Deed Poll:

1 New Depository Interest for every 9 Existing Depository Interests

held and registered in his or her name at the close of business on the UK Record Date and so in proportion for any other number of Existing Depository Interests held by him or her on such date.

On the closing of the Rights Issue, DI Holders who hold DIs offered to Qualifying DI Holders will be registered on the DI Register.

(c) **Qualifying South African Shareholders**

Subject to the fulfilment of the conditions set out below, Rights Issue Shares will be offered by way of rights to each Qualifying South African Shareholder (other than, subject to certain exceptions, a Restricted Shareholder) on the following basis and otherwise on the terms and conditions set out in this document and in the case of Qualifying South African Shareholders who hold Common Shares in certificated form as set out in the Form of Instruction:

1 Rights Issue Share for every 9 Existing Shares

held and registered in his or her name at the close of business on the South African Record Date and so in proportion for any other number of Existing Shares held by him or her on such date.

(d) **Fractions and dilution**

Holdings of Existing Shares in certificated and uncertificated form and holdings on different Registers will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue. Fractions of Rights Issue Shares will be rounded down to the nearest whole number of Rights Issue Shares and fractional entitlements will be disregarded and will not be allotted to Qualifying Shareholders.

Qualifying Shareholders who do not take up entitlements to Rights Issue Shares will have their proportionate shareholdings in Aquarius diluted by approximately 10.0 per cent.. Those Qualifying Shareholders who take up their rights in full will, subject to fractions, have the same proportionate voting and distribution rights as held on the Applicable Record Date. Regardless of whether a Qualifying Shareholder takes up the offer of Rights Issue Shares, the effect of the Placing will be to reduce the proportionate ownership and voting interests in the Common Shares of Shareholders who do not participate in the Placing on a pro rata basis.

(e) **Restricted Shareholders and Restricted DI Holders**

The attention of Restricted Shareholders, Restricted DI Holders or any person (including, without limitation, custodians, nominees and trustees) who has a contractual or other legal obligation to forward this document, an Entitlement and Acceptance Form, Provisional Allotment Letter and/or a Form of Instruction or any other document in relation to the Rights Issue into a jurisdiction other than Australia, the UK or South Africa is drawn to paragraph 5 of this Part III. Subject to certain exceptions, the offer of Rights Issue Shares and New DIs will not be made into an Excluded Territory. In particular, subject to the provisions of paragraph 5 of this Part III, Restricted Shareholders and Restricted DI Holders will not be sent this document, Entitlement and Acceptance Forms, Provisional Allotment Letters or Forms of Instruction or receive credits to their Australian Share Register, CREST or CSDP stock accounts, as the case may be.

1.3 Applications for admission and quotation

The Company will apply to ASX for quotation of the Rights Issue Shares.

Applications will be made to the UK Listing Authority and to the London Stock Exchange for the Rights Issue Shares (nil paid) to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities. It is expected that UK Admission will become effective on 3 April 2009 and that dealings in the Rights Issue Shares (nil paid) will commence on the London Stock Exchange by 8.00 a.m. (London time) on that date. It is expected that Qualifying DI Holders will be able to deal in the New DIs (nil paid) as soon as practicable after UK Admission becomes effective on 3 April 2009. The Rights Issue Shares and the Existing Shares are registered and can be held in certificated form or as Depository Interests that may be held or transferred through CREST. It is expected that normal trading of Rights Issue Shares and New DIs will commence (fully paid) on the London Stock Exchange by 8.00 a.m. (London time) on 30 April 2009.

The Company will apply to the JSE for the admission to listing and trading of the Rights Issue Shares on the main board of the JSE and it is expected that deferred settlement trading of Rights Issue Shares will commence on the JSE on 21 April 2009. No holding statements will be issued to Qualifying South African Shareholders on the South African Register. Qualifying South African Shareholders who hold their Shares in certificated form are advised to consult the South African Transfer Secretaries. Qualifying South African Dematerialised Shareholders should consult their CSDP/broker for confirmation of their holding of Nil Paid Rights and/or Rights Issue Shares. Any Qualifying South African Shareholder who deals in their Nil Paid Rights or the Rights Issue Shares in any way prior to receiving confirmation of their holding from the South African Transfer Secretaries or their CSDP/broker, as the case may be, will do so at their own risk. The Company disclaims all liability howsoever caused and howsoever arising (and to the maximum extent permitted by law) to persons who trade their Nil Paid Rights or Rights Issue Shares before receiving confirmation of their holding.

The Existing Shares are already admitted to the Australian Share Register and Strate and the Existing Depository Interests are already admitted to CREST. No further application for admission to the Australian Share Register, Strate or to CREST is required for the Rights Issue Shares or New DIs, respectively and all of the Rights Issue Shares, when issued and fully paid, may be held and transferred by means of the Australian Share Register or Strate, as the case may be and the New DIs, when issued and fully paid may be held and transferred by means of CREST.

Applications will be made for the Nil Paid Rights to be admitted to Strate and for the DI Nil Paid Rights to be admitted to CREST as participating securities. Euroclear UK requires the Company to confirm to it that certain conditions (imposed by the CREST Regulations) are satisfied before Euroclear UK will admit any security to CREST. It is expected that these conditions will be satisfied, in respect of the DI Nil Paid Rights on UK Admission. As soon as practicable after satisfaction of the conditions, the Company will confirm this to Euroclear UK.

The Rights Issue Shares will not be quoted on ASX or the Main Board of the JSE until after the commencement of trading in Nil Paid Rights on the ASX and the JSE. Although extremely unlikely, it is possible that the applications for Australian Admission and South African Admission will be unsuccessful. If that is the case the Rights Issue Shares will be admitted to listing on the Official List of the UKLA and to trading on the LSE's main market but will not be quoted on ASX or the JSE. Any Rights Issue Shares which are registered on the Australian Share Register or the South African Share Register could not be traded on ASX or on the JSE and would have to be transferred to the UK Share Register to allow them to be traded on the LSE. In such circumstances, the Company would make arrangements to facilitate the trading of those Rights Issue Shares on the LSE and would use all reasonable endeavours to ensure that the Rights Issue Shares are quoted on ASX and JSE as soon as practicable.

None of the Rights Issue Shares have been marketed or will be made available in whole or in part to the public other than in connection with the Rights Issue.

The ISIN for the Rights Issue Shares and New DIs will be the same as that of the Existing Shares and Existing DIs being BMG0440M1284.

The ISIN for the Nil Paid Rights and for the DI Nil Paid Rights is BMG0440M1441.

1.4 Conditions to the Rights Issue

The Rights Issue is fully underwritten by Merrill Lynch International and Euroz pursuant to the Placing and Rights Issue Underwriting Agreement. The Rights Issue and is conditional, *inter alia*, on:

(a) the Placing and Rights Issue Underwriting Agreement having become unconditional in all respects (save for the condition relating to Rights Admission) and not having been terminated in accordance with its terms; and

(b) Rights Admission having occurred not later than 8.00 a.m. (London time) on 3 April 2009 (or such later time and/or date not being later than 8.00 a.m. (London time) on 5 April 2009 as the Company, Merrill Lynch International or Euroz may agree).

The Placing and Rights Issue Underwriting Agreement is conditional upon certain matters being satisfied or not breached prior to, and may be terminated by Merrill Lynch International and Euroz (or either of them) upon the occurrence of certain specified events, prior to Rights Admission, in which case the Rights Issue will not proceed. The Placing and Rights Issue Underwriting Agreement is not capable of termination following Rights Admission. A summary of certain terms and conditions of the Placing and Rights Issue Underwriting Agreement is contained in paragraph 17.1 of Part XI of this document.

The Company will not proceed with the Rights Issue if the Placing and Rights Issue Underwriting Agreement is terminated prior to Rights Admission or the conditions in the Placing and Rights Issue Underwriting Agreement are not satisfied or waived by Merrill Lynch International and Euroz prior to Rights Admission.

Merrill Lynch International, Euroz and any of their respective affiliates may engage in trading activity in connection with their roles under the Placing and Rights Issue Underwriting Agreement and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for their own account in securities of the Company and related or other securities and instruments (including Existing Shares, Placing Shares, Rights Issue Shares, Nil Paid Rights, DI Nil Paid Rights, Existing Depository Interests and New Depository Interests).

1.5 Timing

Subject to the conditions referred to above being satisfied and save as provided in paragraph 5 below, it is intended that:

In the case of Qualifying Australian Shareholders and their renouncees:

(a) the trading of Nil Paid Rights will commence at 10.00 a.m. (AWST) on ASX on 3 April 2009;

(b) Entitlement and Acceptance Forms will be despatched to Qualifying Australian Shareholders (other than, subject to certain exceptions, Restricted Shareholders) on 15 April 2009;

(c) the trading of Nil Paid Rights on ASX will end at the close of business on 22 April 2009;

(d) Rights Issue Shares are expected to be quoted on ASX on a deferred settlement basis at 10.00 a.m. (AWST) on 23 April 2009;

(e) the last time and date for Qualifying Australian Shareholders to accept and pay in full in Australia in respect of the Rights Issue will be 5.00 p.m. (AWST) on 29 April 2009; and

(f) Rights Issue Shares will be issued to the relevant Qualifying Australian Shareholders (or their renouncees) who validly take up their Nil Paid Rights and allotment confirmations are expected to be despatched by no later than 6 May 2009.

In the case of Qualifying UK Shareholders and their renouncees

(a) Provisional Allotment Letters in respect of Nil Paid Rights will be despatched to Qualifying Non-CREST Shareholders (other than, subject to certain exceptions, Restricted Shareholders) on 2 April 2009;

(b) the admission of Nil Paid Rights to listing on the Official List of the UKLA and to trading on the LSE will become effective at 8.00 a.m. (London time) on 3 April 2009;

(c) the Depository will instruct Euroclear UK to credit the appropriate stock accounts of Qualifying DI Holders (other than, subject to certain exceptions, Restricted DI Holders) with DI Nil Paid Rights with effect from 8.00 a.m. (London time) on 3 April 2009;

(d) the DI Nil Paid Rights will be enabled for settlement by Euroclear UK by 8.00 a.m. (London time) on 3 April 2009, or as soon as practicable after the Company has confirmed to Euroclear UK that all the conditions for admission of such rights to CREST have been satisfied;

(e) the last time and date for Qualifying DI Holders to accept, pay and renounce DI Nil Paid Rights will be 11.00 a.m. (London time) on 28 April 2009;

(f) the last time and date for Qualifying UK Shareholders to accept, pay and register the renunciation of Nil Paid Rights will be at 11.00 a.m. (London time) on 29 April 2009;

(g) New Depository Interests will be credited to the relevant Qualifying DI Holders (or their renouncees) who validly take up their DI Nil Paid Rights by 8.00 a.m. (London time) on 30 April 2009; and

(h) share certificates for the Rights Issue Shares will be despatched to Qualifying Non-CREST Shareholders (or their renouncees), at their own risk, who validly take up their Nil Paid Rights by no later than 7 May 2009.

In the case of Qualifying South African Shareholders and their renouncees

(a) this document (together with a Form of Instruction in the case of Qualifying South African Shareholders who hold their Common Shares in certificated form) will be dispatched to Qualifying South African Shareholders (other than, subject to certain exceptions, Restricted Shareholders) at 9.00 a.m. (CAT) on 14 April 2009;

(b) Qualifying South African Dematerialised Shareholders (other than, subject to certain exceptions, Restricted Shareholders) will have their Strate accounts at their CSDP or broker automatically credited with their Letters of Allocation at 9.00 a.m. (CAT) on 14 April 2009;

(c) Qualifying South African Shareholders who hold their Existing Common Shares in certificated form will have their Letters of Allocation created in electronic format and held at the South African Transfer Secretaries at 9.00 a.m. (CAT) on 14 April 2009;

(d) accounts of Qualifying South African Dematerialised Shareholders (or their renouncees) will be updated and credited/debited in respect of Rights Issue Shares at their CSDP or broker at 9.00 a.m. (CAT) on 30 April 2009; and

(e) New Common Shares are expected to be issued and share certificates posted to Qualifying South African Shareholders (or their renouncees) who hold their Shares in certificated form on or about close of business on 4 May 2009.

1.6 General

Shareholders who are registered on the Australian Share Register must trade their Nil Paid Rights on ASX. Shareholders who are registered on the UK Share Register (and DI Holders who are registered on the DI Register) must trade their Nil Paid Rights on the LSE. Shareholders who are registered on the South African Share Register must trade their Nil Paid Rights on the JSE.

On closing of the Rights Issue, Shareholders who hold Rights Issue Shares offered to Qualifying Australian Shareholders will be registered on the Australian Share Register. On closing of the Rights Issue, Shareholders who hold Rights Issue Shares offered to Qualifying Non-CREST Shareholders will be registered on the UK Share Register. On closing of the Rights Issue, Shareholders who hold Rights Issue Shares offered to Qualifying South African Shareholders will be registered on the South African Register. After 7 May 2009, Shareholders will be able to transfer between the Australian Share Register, UK Share Register and South African Share Register.

The Rights Issue Shares will, when issued and fully paid, rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions made, paid or declared thereafter. There will be no restrictions on the free transferability of the Rights Issue Shares.

All documents, cheques and certificates posted to, by or from Qualifying Shareholders and/or their transferees or renouncees (or their agents, as appropriate) will be posted at their own risk.

Qualifying UK Shareholders taking up their rights by completing a Provisional Allotment Letter and Qualifying DI Holders taking up their rights by sending a USE Instruction to the Receiving Agent (on behalf of the Depository) will be deemed to have given the representations and warranties set out in paragraph 3 of this Part III, unless the requirement is waived by Aquarius.

Shareholders will not be entitled to apply for Rights Issue Shares, or New Depository Interests, in excess of their entitlement.

2 Action to be taken by Shareholders who hold Common Shares on the Australian Share Register

2.1 General

Entitlement and Acceptance Forms are expected to be despatched to Qualifying Australian Shareholders (other than, subject to certain exceptions, Restricted Shareholders) on 15 April 2009. Each Entitlement and Acceptance Form will set out:

(a) the holding at the Australian Record Date of Existing Shares on which a Qualifying Australian Shareholder's entitlement to Rights Issue Shares has been based;

(b) the aggregate number and cost of Rights Issue Shares which that Qualifying Australian Shareholder is entitled to apply for on their security holder reference number or holder identification number;

(c) the procedures to be followed if a Qualifying Australian Shareholder wishes to dispose of all or part of his entitlement; and

(d) instructions regarding acceptance and payment.

On the basis that Entitlement and Acceptance Forms are posted on 15 April 2009, and that trading in Nil Paid Rights commences on 3 April 2009, **the latest time and date for acceptance and payment in full will be 5.00 p.m. (AWST) on 29 April 2009.**

2.2 Choices available to Qualifying Australian Shareholders and their renouncees

Qualifying Australian Shareholders (other than, subject to certain exceptions, Restricted Shareholders) may do any of the following:

(a) take up all or part of their Nil Paid Rights;

(b) trade all or part of their Nil Paid Rights on ASX;

(c) trade all or part of their Nil Paid Rights privately; or

(d) do nothing.

2.3 Procedure for acceptance

(a) ***Qualifying Australian Shareholders who wish to accept in full***

Holders of Entitlement and Acceptance Forms who wish to take up all of their entitlements must return the Entitlement and Acceptance Forms and arrange for payment in accordance with paragraph 2.4 of this Part III.

(b) ***Qualifying Australian Shareholders who wish to sell their Nil Paid Rights on ASX***

Holders of Entitlement and Acceptance Forms who wish to sell all of their Nil Paid Rights on ASX should contact their broker immediately.

(c) ***Qualifying Australian Shareholders who wish to accept in part and sell the balance on ASX***

Holders of Entitlement and Acceptance Forms who wish to take up some but not all of their Nil Paid Rights must complete the Entitlement and Acceptance Form for the number of Rights Issue Shares they wish to take up and, for the balance of Nil Paid Rights that they wish to sell, provide appropriate instructions to their stockbroker to sell the Nil Paid Rights, together with any information the stockbroker requests to effect those instructions, as soon as possible. Holders must return the completed Entitlement and Acceptance Form and acceptance monies to the Australian Registrar by no later than 5.00 p.m. (AWST) on 29 April 2009.

(d) ***Qualifying Australian Shareholders who wish to transfer all or part of their Nil Paid Rights other than on ASX***

Holders of Entitlement and Acceptance Forms who wish to transfer all or part of their Nil Paid Rights to another person other than via ASX (provided that the purchaser does not have a registered address in and is not resident or located in any Excluded Territory or any other territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Shares or to use the Entitlement and Acceptance Form), must, in the case of Qualifying Issuer Sponsored Shareholders only, forward a completed standard renunciation form (available from the Australian Registrar) together with the Entitlement and Acceptance Form completed by both the transferor and transferee and the transferee's acceptance monies, to the Australian Registrar so that it is received no later than 5.00 p.m. (AWST) on 29 April 2009. Where your Nil Paid Rights are held on the CHESS Subregister or the transferee intends to take Nil Paid Rights into a CHESS holding, the transfer of ownership must be performed by the respective controlling participant (normally your stockbroker).

(e) ***Qualifying Australian Shareholders who do not want to take up any rights at all***

Qualifying Australian Shareholders who do not want to take up their Nil Paid Rights to subscribe for Rights Issue Shares and do not want to sell their Nil Paid Rights on ASX do not need to do anything. Nil Paid Rights that are not taken up will form part of the Shortfall. If Qualifying Shareholders do not take up their Nil Paid Rights, although they continue to own the same number of Shares, their percentage holding in Aquarius will be diluted. Please refer to paragraph 6 of this Part III for the procedure in relation to the Shortfall.

2.4 Procedure for payment and return of Entitlement and Acceptance Form

You have two payment options in order to take up your Nil Paid Rights.

Option 1: Submit your completed Entitlement and Acceptance Form together with a cheque, bank draft or money order.

To follow option 1, you should:

(a) complete the personalised Entitlement and Acceptance Form accompanying this document in accordance with the instructions set out on that form, and indicate the number of Rights Issue Shares you with to subscribe for; and

(b) return the form to the Australian Registrar (address details below) together with a cheque, bank draft or money order which must be:

   (i) *in respect of the full payment (being A$2.39 multiplied by the number of Rights Issue Shares comprising your Nil Paid Rights or, if your are subscribing for part of your Nil Paid Rights, the number of Rights Issue Shares you wish to subscribe for; and*

   (ii) *in Australian currency drawn from an Australian branch of a financial institution; and*

   (iii) *made payable to 'Aquarius Platinum Limited' and crossed 'Not Negotiable'.*

You should ensure that sufficient funds are held in the relevant account(s) to cover the payment. If the amount of your cheque is insufficient to pay for the number of Rights Issue Shares you have applied for in your Entitlement and Acceptance Form in full, you will be taken to have applied for the lower number of whole Rights Issue Shares as your cleared money will pay for (and to have specified that number of Rights Issue Shares on your Entitlement and Acceptance Form). Alternatively, your application will be rejected.

Cash payments will not be accepted. Receipts for payment will not be issued.

Please ensure that your completed Entitlement and Acceptance Form and cheque, bank draft or money order are received by the Australian Registrar at the address below by no later than 5.00 p.m. (AWST) on 29 April 2009.

Your completed Entitlement and Acceptance Form should be returned to the Australian Registrar at the following address:

Computershare Investor Services Pty Ltd

Delivered:	**By Post:**
Level 2, 45 St Georges Terrace,	**Locked Bag 2508,**
Perth, WA, 6000	**Perth, WA, 6000**

For the convenience of Qualifying Australian Shareholders, a reply paid envelope addressed to the Australian Registrar has been enclosed with this document. If mailed in Australia, no postage stamp is required.

Option 2: Pay via BPAY® payment

To follow option 2, you should pay the full amount payable, being A$2.39 multiplied by the number of Rights Issue Shares comprising your Nil Paid Rights, or if you are subscribing for part of your Nil Paid Rights, the number of Rights Issue Shares you wish to subscribe for via BPAY® payment in accordance with the instructions set out on the personalised Entitlement and Acceptance Form (which includes the biller code and your unique customer reference number). You can only make a payment via BPAY if you are the holder of an account with an Australian financial institution.

Please note that should you choose to pay by BPAY payment:

(a) you do not need to submit the personalised Entitlement and Acceptance Form but are taken to make the statements on that form; and

(b) if you subscribe for less than your Nil Paid Rights or do not pay for your full Nil Paid Rights, you are taken to have taken up your Nil Paid Rights in respect of such whole numbers of Rights Issue Shares which is covered in full by your payment.

You need to ensure that your BPAY payment is received by the Australian Registrar no later than 5.00 p.m. (AWST) on 29 April 2009. You should be aware that your own financial institution may implement earlier cut off times with regards to electronic payment, and should therefore take this into consideration when making payment. It is your responsibility to ensure that funds are submitted through BPAY by the date and time mentioned above.

Currency for Payment

As a Qualifying Australian Shareholder you are being offered Rights Issue Shares at an Issue Price of A$2.39 per Rights Issue Share. However, the laws of your country of residence and the laws and regulations applying to the Australian Share Register may allow you to take up your Nil Paid Rights and subscribe for Rights Issue Shares at an Issue Price of 115 pence or ZAR15.83 per Rights Issue Share. Should you wish to take up your Nil Paid Rights in pounds sterling or ZAR, please send a cheque made payable to 'Aquarius Platinum Limited' to the Australian Registrar to arrive no later than 20 April 2009, being seven business days in advance of the last business day upon which it is anticipated that an acceptance may be made by a Qualifying Australian Shareholder.

2.5 Company's discretion as to validity of acceptances

If payment is not received in full by 5.00 p.m. on 29 April 2009, the Nil Paid Rights will be deemed to have been declined and will lapse. However, the Company, Merrill Lynch International and Euroz, may elect, but shall not be obliged, to treat as valid Entitlement and Acceptance Forms and accompanying remittances which are received prior to 1.00 p.m. (AWST) on 30 April 2009 (the cover bearing a legible postmark not later than 1.00 p.m. (AWST) on 29 April 2009).

The Company may also (in its sole discretion) treat an Entitlement and Acceptance Form as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

The Company reserves the right to treat as invalid any acceptance or purported acceptance of the Rights Issue Shares that appears to the Company to have been executed in, dispatched from or that provided an address for delivery of definitive share certificates for Rights Issue Shares in the United States or another Excluded Territory.

A Qualifying Australian Shareholder who makes a valid acceptance and payment in accordance with this paragraph 2 is deemed to request that the Rights Issue Shares to which they will become entitled be issued to them on the terms set out in this document and the Entitlement and Acceptance Form and subject to the Bye-laws of the Company.

2.6 Withdrawal

Qualifying Australian Shareholders or their renouncees will have the right to withdraw their acceptances after a prospectus supplementing this document (if any) has been published. Qualifying Australian Shareholders or their renouncees who wish to exercise such right of withdrawal must do so by depositing a written notice of withdrawal (which shall not include a notice sent by any form of electronic communication other than by facsimile) and, which must include the full name and address of the person wishing to exercise such withdrawal rights, in each case by post, by hand or facsimile with Computershare Investor Services Pty Ltd at GPO Box D182, Perth, WA, 6000, Australia for withdrawals by post or Level 2, 45 St Georges Terrace, Perth WA for withdrawals by hand or on +61 8 9323 2033 for withdrawals by facsimile (for further details, Shareholders should contact Computershare Investor Services Pty Ltd on 1300 749 865 (from inside Australia) or +613 9415 4663 (from outside Australia)) so as to be received no later than two business days after the date on which the supplementary prospectus is published.

Notice of withdrawal given by any other means or which is deposited with or received by Computershare Investor Services Pty Ltd after the expiry of such period will not constitute a

valid withdrawal. Furthermore, the exercise of withdrawal rights will not be permitted after payment by the relevant person in respect of their Rights Issue Shares in full and the allotment of the Rights Issue Shares to such person becoming unconditional. In such circumstances, Shareholders are advised to consult their professional advisers. Provisional allotments of entitlements to Rights Issue Shares which are the subject of a valid withdrawal notice will be deemed to be declined. Such entitlements to Rights Issue Shares will be subject to the provisions of paragraph 6 of this Part III as if the entitlement had not been validly taken up.

3 Action to be taken by Qualifying UK Shareholders

The action to be taken depends on whether, at the relevant time, the investor is a Qualifying Non CREST Shareholder holding Nil Paid Rights or a Qualifying DI Holder holding DI Nil Paid Rights.

If you are a Qualifying Non-CREST Shareholder and receive a Provisional Allotment Letter, please refer to paragraph 3.1 and paragraph 3.3 below.

If you are a Qualifying DI Holder (other than, subject to certain exceptions, a Restricted DI Holder), please refer to paragraph 3.2 and paragraph 3.3 below and to the CREST Manual for further information on the CREST procedures referred to below.

Qualifying DI Holders who are CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary actions specified below to take up the entitlements or otherwise to deal with the DI Nil Paid Rights of CREST sponsored members.

3.1 Action to be taken by Qualifying Non-CREST Shareholders and their renouncees in relation to the Nil Paid Rights represented by Provisional Allotment Letters

3.1.1 General

Provisional Allotment Letters are expected to be despatched to Qualifying Non-CREST Shareholders (other than, subject to certain exceptions, Restricted Shareholders) on 2 April 2009. Each Provisional Allotment Letter will set out:

(i) the holding at the UK Record Date of Existing Shares on which a Qualifying Non-CREST Shareholder's entitlement to Rights Issue Shares has been based;

(ii) the aggregate number and cost of Rights Issue Shares provisionally allotted to that Qualifying Non-CREST Shareholder;

(iii) the procedures to be followed if a Qualifying Non-CREST Shareholder wishes to dispose of all or part of his or her entitlement to Rights Issue Shares or to convert all or part of his or her entitlement into uncertificated form; and

(iv) instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

On the basis that Provisional Allotment Letters are posted on 2 April 2009, and that dealings in Nil Paid Rights commence on 3 April 2009, **the latest time and date for acceptance and payment in full will be 11.00 a.m. (London time) on 29 April 2009.**

If the Rights Issue is delayed so that Provisional Allotment Letters cannot be despatched on 2 April 2009, the expected timetable, as set out at the front of this document, will be adjusted accordingly and the revised dates will be set out in the Provisional Allotment Letters and announced through a Regulatory Information Service. All references in this Part III should be read as being subject to such adjustment.

3.1.2 Procedure for acceptance and payment

Qualifying Non-CREST Shareholders and their renouncees who wish to accept in full

Qualifying Non-CREST Shareholders who wish to take up all of their entitlements should complete the Provisional Allotment Letter in accordance with its instructions. The Provisional Allotment Letter must be returned, together with a cheque or banker's draft in pounds sterling, made payable to "Computershare Investor Services PLC re Aquarius Rights Issue" and crossed "A/C payee only", for the full

amount payable on acceptance, in accordance with the instructions printed on the Provisional Allotment Letter, by post to Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH or by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE so as to arrive as soon as possible and, in any event, so as to be received by not later than 11.00 a.m. (London time) on 29 April 2009. A reply-paid envelope will be enclosed with the Provisional Allotment Letter for this purpose and for use in the United Kingdom only. If you post your Provisional Allotment Letter within the United Kingdom by first-class post, it is recommended that you allow at least four days for delivery.

Qualifying Non-CREST Shareholders who wish to accept in part

Holders of Provisional Allotment Letters who wish to take up some but not all of their Nil Paid Rights should refer to paragraph 3.1.8 of this Part III.

Currency for Payment

As a Qualifying Non-CREST Shareholder you are being offered Rights Issue Shares at an Issue Price of 115 pence per Rights Issue Share. However, the laws of your country of residence and the laws and regulations applying to the UK Share Register may allow you to take up your Nil Paid Rights and subscribe for Rights Issue Shares at an Issue Price of A$2.39 or ZAR15.83 per Rights Issue Share. Should you wish to take up your Nil Paid Rights in A$ or ZAR, please send a cheque made payable to "Aquarius Platinum Limited" to the UK Registrar to arrive no later than 20 April 2009, being seven business days in advance of the last business day upon which it is anticipated that an acceptance may be made by a Qualifying Non-CREST Shareholder.

3.1.3 Discretion as to validity of acceptances

If payment is not received in full by 11.00 a.m. (London time) on 29 April 2009, the provisional allotment will (unless the Company has exercised its right to treat such an acceptance as valid) be deemed to have been declined and will lapse. However, the Company, Merrill Lynch International and Euroz may elect, but shall not be obliged, to treat as valid: (a) Provisional Allotment Letters and accompanying remittances which are received prior to 5.00 p.m. (London time) on 29 April 2009 (the cover bearing a legible postmark not later than 11.00 a.m. (London time) on 29 April) and (b) acceptances in respect of which remittances for the full amount are received prior to 11.00 a.m. (London time) on 29 April 2009 from an authorised person (as defined in Section 31(2) of FSMA) specifying the number of Rights Issue Shares to be acquired and an undertaking by that person to lodge the relevant Provisional Allotment Letter, duly completed and lodged, by a time and date which is satisfactory to the Company, Merrill Lynch International and Euroz (in their sole discretion). In particular, the Company, Merrill Lynch International and Euroz may treat as valid an acceptance by means of a duly completed Provisional Allotment Letter, and in respect of which remittance is received in full, from the Depository after such time due to the fact that the Depository will need to calculate the aggregate number of New Depository Interests which the Qualifying DI Holders wish to take up and complete its own Provisional Allotment Letter accordingly before returning it to Computershare Investor Services PLC at the address set out in paragraph 3.1.2 above.

The Company may also (in its sole discretion) treat a Provisional Allotment Letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

The Company reserves the right to treat as invalid any acceptance or purported acceptance of the Rights Issue Shares that appears to the Company to have been executed in, dispatched from or that provides an address for delivery of definitive share certificates for Rights Issue Shares in the United States or another Excluded Territory.

A Qualifying Non-CREST Shareholder who makes a valid acceptance and payment in accordance with this paragraph 3 is deemed to request that the Rights Issue Shares to which he or she will become entitled be issued to him or her on the terms set out in this document and the Provisional Allotment Letter and subject to the Bye-laws of the Company.

3.1.4 Payments

All payments must be in pounds sterling and made by cheque or banker's draft made payable to "Computershare Investor Services PLC re Aquarius Rights Issue" and crossed "A/C payee only". Qualifying Non-CREST Shareholders should write their Shareholder Reference Number (indicated at the top of page 1 of the Provisional Allotment Letter) on the reverse of the cheque or banker's draft. Cheques or banker's drafts must be drawn on a bank or building society or branch of a bank or building society in the United Kingdom or the Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right-hand corner. Third party cheques will not be accepted (with the exception of building society cheques or banker's drafts where the building society or bank has confirmed the name of the account holder by stamping or endorsing the cheque or draft to such effect). The account name should be the same as that shown on the application. Post-dated cheques will not be accepted. Cheques or banker's drafts will be presented for payment upon receipt. The Company reserves the right to instruct Computershare Investor Services PLC to seek special clearance of cheques and banker's drafts to allow the Company to obtain value for remittances at the earliest opportunity. No interest will be paid on payments made before they are due and any interest on such payments ultimately will accrue for the benefit of the Company. Cash and payments via CHAPS, BACS or electronic transfer will not be accepted.

It is a term of the Rights Issue that cheques shall be honoured on first presentation and the Company may elect to treat as invalid acceptances in respect of which cheques are not so honoured. All documents, cheques and banker's drafts sent through the post will be sent at the risk of the sender. If the Rights Issue Shares have already been allotted to a Qualifying Non-CREST Shareholder prior to any payment not being so honoured upon first presentation or such acceptances being treated as invalid, the Company, Merrill Lynch International and Euroz may (in their absolute discretion as to manner, timing and terms) make arrangements for the sale of such Rights Issue Shares on behalf of such Qualifying Non-CREST Shareholders and hold the proceeds of sale (net of the Company's reasonable estimate of any loss it has suffered as a result of the same and of the expenses of the sale, including, without limitation, any stamp duty or SDRT payable on the transfer or agreement to transfer such Rights Issue Shares, and of all amounts payable by such Qualifying Non-CREST Shareholders pursuant to the terms of the Rights Issue in respect of the acquisition of such Rights Issue Shares) on behalf of such Qualifying Non-CREST Shareholders. Neither the Company nor Merrill Lynch International nor Euroz nor any other person shall be responsible for, or have any liability for, any loss, expense or damage suffered by such Qualifying Non-CREST Shareholders as a result.

3.1.5 Money Laundering Regulations

It is a term of the Rights Issue that, to ensure compliance with the Money Laundering Regulations, the UK Registrar may (in its absolute discretion) require verification of the identity of the person by whom or on whose behalf a Provisional Allotment Letter is lodged with payment (which requirements are referred to below as the "verification of identity requirements"). The person(s) (the **acceptor**) who, by lodging a Provisional Allotment Letter with payment, as described above, accept(s) the allotment of the Rights Issue Shares (the **relevant shares**) comprised in such Provisional Allotment Letter (being the provisional allottee or, in the case of renunciation, the person named in such Provisional Allotment Letter) shall thereby

be deemed to agree to provide the UK Registrar and/or the Company with such information and other evidence as they or either of them may require to satisfy the verification of identity requirements.

If the UK Registrar determines that the verification of identity requirements apply to an acceptance of an allotment and the verification of identity requirements have not been satisfied (which the UK Registrar shall in its absolute discretion determine) by 11.00 a.m. on 29 April 2009, the Company may, in its absolute discretion, and without prejudice to any other rights of the Company, treat the acceptance as invalid or may confirm the allotment of the relevant shares to the acceptor but (notwithstanding any other term of the Rights Issue) such shares will not be issued to him or registered in his name until the verification of identity requirements have been satisfied (which the UK Registrar shall in its absolute discretion determine). If the acceptance is not treated as invalid and the verification of identity requirements are not satisfied within such period, being not less than seven days after a request for evidence of identity is despatched to the acceptor, as the Company may in its absolute discretion allow, the Company will be entitled to make arrangements (in its absolute discretion as to manner, timing and terms) to sell the relevant shares (and for that purpose the Company will be expressly authorised to act as agent of the acceptor). Any proceeds of sale (net of expenses) of the relevant shares which shall be issued to and registered in the name of the purchaser(s) or an amount equivalent to the original payment, whichever is the lower, will be held by the Company on trust for the acceptor, subject to the requirements of the Money Laundering Regulations. The UK Registrar is entitled in its absolute discretion to determine whether the verification of identity requirements apply to any acceptor and whether such requirements have been satisfied. Neither the Company nor the UK Registrar will be liable to any person for any loss suffered or incurred as a result of the exercise of any such discretion or as a result of any sale of relevant shares.

Return of a Provisional Allotment Letter with the appropriate remittance will constitute a warranty from the acceptor that the Money Laundering Regulations will not be breached by acceptance of such remittance and an undertaking by the acceptor to provide promptly to the UK Registrar and/or the Company such information as may be specified by the UK Registrar and/or the Company as being required for the purposes of the Money Laundering Regulations. If the verification of identity requirements apply, failure to provide the necessary evidence of identity may result in your acceptance being treated as invalid or in delays in the despatch of a receipted fully paid Provisional Allotment Letter or a share certificate.

The verification of identity requirements will not usually apply:

(i) if the acceptor is an organisation required to comply with the Money Laundering Directive 2005/60/EC of the European Parliament and of the EC Council of 26 October 2005 on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing; or

(ii) if the acceptor is a regulated United Kingdom broker or intermediary acting as agent and is itself subject to the Money Laundering Regulations; or

(iii) if the acceptor (not being an acceptor who delivers his acceptance in person) makes payment by way of a cheque drawn on an account in the name of such acceptor; or

(iv) if the aggregate subscription price for the relevant shares is less than €15,000 (approximately £14,000).

Where the verification of identity requirements apply, satisfaction of the verification of identity requirements may be facilitated in the following ways:

(i) if payment is made by cheque or banker's draft by the building society or bank endorsing applicant's name and the number of an account held in the applicant's name at such building society or bank, such endorsement being validated by a stamp and an authorised signature;

(ii) if the Provisional Allotment Letter is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti money-laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Argentina, Australia, Brazil, Canada, Hong Kong, Iceland, Japan, Mexico, New Zealand, Norway, the Russian Federation, Singapore, South Africa, Switzerland, Turkey, the United States of America and, by virtue of their membership of the Gulf Co-operation Council, Bahrain, Kuwait, Oman, Qatar, Saudi Arabia and the UAE), the agent should provide written confirmation with the Provisional Allotment Letter that it has that status and a written assurance that it has obtained and recorded evidence of the identity of the persons for whom it acts and that it will on demand make such evidence available to the UK Registrar or the relevant authority; or

(iii) if a Provisional Allotment Letter is lodged by hand by the acceptor in person, he should ensure that he has with him evidence of identity bearing his photograph (for example, his passport) and evidence of his address.

In order to confirm the acceptability of any written assurance referred to above or any other case, the acceptor should contact the UK Registrar. The telephone number of the UK Registrar is 0870 689 3193 or +44 870 889 3193 if calling from overseas. Calls to the 0870 number cost approximately 10 pence per minute (including VAT) plus your service provider's network extras. Calls to the helpline from outside the UK will be charged at the applicable international rate. Calls from mobile telephones may be higher.

3.1.6 Dealings in Nil Paid Rights

Assuming the Rights Issue becomes unconditional, dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 a.m. (GMT) on 3 April 2009. A transfer of Nil Paid Rights can be made by renunciation of the Provisional Allotment Letter in accordance with the instructions printed on it and delivery of the letter to the transferee or to a stockbroker, bank or other appropriate financial advisor. The latest time and date for registration of renunciation of Provisional Allotment Letters, nil paid, is expected to be 11.00 a.m. (London time) on 29 April 2009.

3.1.7 No fully paid rights

No fully paid rights will come into existence or be capable of being transferred following the take up of any Nil Paid Rights by Qualifying Non-CREST Shareholders.

3.1.8 Renunciation and splitting of Provisional Allotment Letters

Qualifying Non-CREST Shareholders who wish to transfer all of their Nil Paid Rights comprised in a Provisional Allotment Letter may (save as required by the laws of certain overseas jurisdictions) renounce such allotment by completing and signing Form X on the Provisional Allotment Letter (if it is not already marked "Original Duly Renounced") and passing the entire Provisional Allotment Letter to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a Provisional Allotment Letter has been renounced, it will become a negotiable instrument in bearer form and the Nil Paid Rights comprised in the Provisional Allotment Letter may be transferred by delivery of the Provisional Allotment Letter to the transferee. The transferee may then register the transfer by completing Form Y of the Provisional Allotment Letter and delivering the Provisional Allotment Letter together, in the case of a transferee of Nil Paid Rights, with a cheque or banker's draft for the full amount payable on acceptance by post to Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH or by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE. The latest time and date for registration of renunciation of Provisional Allotment Letters, nil paid, is 11.00 a.m. (London time) on 29 April 2009.

If a holder of a Provisional Allotment Letter wishes to have only some of the Rights Issue Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights but to different persons, he may have the Provisional Allotment Letter split, for which purpose he or his agent must complete and sign Form X on the Provisional Allotment Letter. The Provisional Allotment Letter must then be delivered by post to Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH or by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, by not later than 4.30 p.m. (London time) on 27 April 2009, to be cancelled and exchanged for the split Provisional Allotment Letters required. The number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split letter should be stated in an accompanying letter. Form X on split Provisional Allotment Letters will be marked "Original Duly Renounced" before issue. Any split Provisional Allotment Letter representing the Rights Issue Shares they wish to accept should be delivered together with the cheque or banker's draft for the appropriate amount, made payable to "Computershare Investor Services PLC re: Aquarius Rights Issue a/c" and crossed 'A/C payee only' by 11.00 a.m. (London time) on 29 April 2009, the last date and time for acceptance. Any split Provisional Allotment Letter (representing the Rights Issue Shares which a holder does not wish to take up) should be delivered to the renouncee(s) or the stockbroker, bank or other agent through which the sale or transfer was effected for delivery to the renouncee.

The Company reserves the right to refuse to register any renunciation in favour of any person in respect of which the Company believes such renunciation may violate applicable legal or regulatory requirements, including (without limitation) any renunciation in the name of any person with an address outside Australia, the United Kingdom and South Africa.

Alternatively, Qualifying Non-CREST Shareholders who wish to take up some of their rights, without selling or transferring the remainder, should complete Form X on the original Provisional Allotment Letter and return it, together with a covering letter confirming the number of rights to be taken up and a cheque or banker's draft in pounds sterling to pay for this number of Rights Issue Shares, by post to Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH or by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE. In this case, the Provisional Allotment Letter and payment must be received by the UK Registrar by 11.00 a.m. (London time) on 29 April 2009.

3.1.9 Registration in names of Qualifying Non-CREST Shareholders

A Qualifying Non-CREST Shareholder who wishes to have all the Rights Issue Shares to which he is entitled registered in his name must accept and make payment for such allotment in accordance with the provisions set out in this document and the Provisional Allotment Letter but need take no further action. A share certificate is expected to be sent to such Qualifying Non-CREST Shareholders by no later than 7 May 2009.

3.1.10 Registration in names of persons other than Qualifying Non-CREST Shareholders originally entitled

In order to register Nil Paid Rights in the name of someone other than the Qualifying Non-CREST Shareholders(s) originally entitled, the renouncee or his agent(s) must complete Form Y on the Provisional Allotment Letter (unless the renouncee is a CREST member who wishes to convert some or all of such Rights Issue Shares into New Depository Interests to be held in CREST, in which case Form X and the CREST Deposit Form must be completed (see paragraph 3.1.11 below)) and deliver the entire Provisional Allotment Letter, by post to Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH or by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions,

Bridgwater Road, Bristol BS13 8AE, by not later than the latest time for registration of renunciations, which is expected to be 11.00 a.m. (London time) on 29 April 2009.

The Rights Issue Shares comprised in several renounced Provisional Allotment Letters may be registered in the name of one holder (or joint holders) if Form Y on the Provisional Allotment Letter is completed on one Provisional Allotment Letter (the **Principal Letter**) and all the Provisional Allotment Letters are delivered in one batch. Details of each Provisional Allotment Letter (including the Principal Letter) should be listed in the Consolidated Listing Form adjacent to Forms X and Y of the Principal Letter and the allotment number of the Principal Letter should be entered in the space provided on each of the other Provisional Allotment Letters.

3.1.11 Deposit of Nil Paid Rights into CREST

The Nil Paid Rights represented by the Provisional Allotment Letter may be converted into DI Nil Paid Rights, that is, deposited into CREST and held in uncertificated form (whether such conversion arises as a result of a renunciation of those rights or otherwise).

Subject as provided in the following paragraph 3.2 or in the Provisional Allotment Letter, normal CREST procedures and timings and the provisions of the Deed Poll apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures. The main terms of the Deed Poll are set out in Part XIII of this document.

The procedure for converting the Nil Paid Rights represented by a Provisional Allotment Letter into DI Nil Paid Rights deposited in CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear on page 1 of the Provisional Allotment Letter or in the name of a person or persons to whom the Provisional Allotment Letter has been renounced, is as follows: Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) will need to be completed and the Provisional Allotment Letter deposited with the CREST Courier and Sorting Service (**CCSS**). In addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS, and (b) only the whole of the Nil Paid Rights represented by the Provisional Allotment Letter may be deposited into CREST. If you wish to convert only some of the Nil Paid Rights represented by the Provisional Allotment Letter into DI Nil Paid Rights in respect of New Depository Interests deposited in CREST, you must first apply for split Provisional Allotment Letters. If the rights represented by more than one Provisional Allotment Letter are to be deposited, the CREST Deposit Form on each Provisional Allotment Letter must be completed and deposited. A 'Consolidation Listing Form' must not be used.

A holder of the Nil Paid Rights represented by a Provisional Allotment Letter who is proposing to convert those rights into DI Nil Paid Rights (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the DI Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. (London time) on 28 April 2009. In particular, having regard to processing times in CREST, the latest recommended time for depositing a renounced Provisional Allotment Letter (with Form X and the CREST Deposit Form on page 4 of the Provisional Allotment Letter duly completed), with the CCSS (to enable the person acquiring the DI Nil Paid Rights as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. (London time) on 28 April 2009) is 4.30 p.m. (London time) on 23 April 2009.

When Form X and the CREST Deposit Form (both on page 4 of the Provisional Allotment Letter) have been completed, the title to the Nil Paid Rights represented by the Provisional Allotment Letter will cease forthwith to be renounceable or

transferable by delivery and, for the avoidance of doubt, any entries in Form Y on the Provisional Allotment Letter will not be recognised or acted upon by the UK Registrar. All renunciations or transfers of the DI Nil Paid Rights in respect of New Depository Interests deposited must be effected through the means of the CREST system once such rights have been deposited into CREST.

Qualifying DI Holders who are CREST sponsored members should contact their CREST sponsor and instruct them to take the necessary actions to take up the entitlements or otherwise to deal with the DI Nil Paid Rights of these holders.

3.1.12 Issue of New Common Shares in definitive form

Definitive share certificates in respect of the Rights Issue Shares to be held in certificated form are expected to be despatched by post by 7 May 2009 at the risk of the persons entitled thereto to Qualifying Non-CREST Shareholders (or their transferees), or in the case of joint holdings, to the first-named Shareholders, at their registered address (unless lodging agent details have been completed on the Provisional Allotment Letter). After despatch of the definitive share certificates, Provisional Allotment Letters will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer of the Rights Issue Shares will be certified by the UK Registrar against the UK Share Register.

3.2 Action to be taken by Qualifying DI Holders in relation to DI Nil Paid Rights in CREST

3.2.1 General

Save as provided in paragraph 5 of this Part III in relation to certain Restricted DI Holders, it is expected that each Qualifying DI Holder will receive a credit to his stock account in CREST of his entitlement to DI Nil Paid Rights on 3 April 2009. It is expected that such rights will be enabled by 8.00 a.m. (London time) on 3 April 2009. The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the Existing Depository Interests held on the UK Record Date by the Qualifying DI Holders in respect of which DI Nil Paid Rights are credited by the Depository.

The maximum number of DI Nil Paid Rights that a Qualifying DI Holder may take up is that which will be credited to that Qualifying DI Holder's stock account under the participant ID and member account ID that apply to the Existing Depository Interests held at the UK Record Date. The minimum number of New Depository Interests a Qualifying DI Holder may take up is one.

The DI Nil Paid Rights will constitute a separate security for the purposes of CREST and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If, for any reason, it is impracticable to credit the stock accounts of Qualifying DI Holders, or to enable the DI Nil Paid Rights, letters of entitlement (in a form to be determined by the Company in its sole discretion) shall, unless the Company determines otherwise, be sent by the Depository in substitution for the DI Nil Paid Rights which have not been so credited or enabled and the expected timetable as set out in this document will be adjusted as appropriate. **References to dates and times in this document should be read as subject to any such adjustment.** The Company will make an appropriate announcement to a Regulatory Information Service giving details of any revised dates **but Qualifying DI Holders may not receive any further written communication.**

Qualifying DI Holders who wish to take up all or part of their entitlements in respect of or otherwise to transfer all or part of their DI Nil Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. Qualifying DI Holders who are CREST sponsored members should consult their CREST sponsor if they wish to take up their entitlement as only CREST sponsors will be able to take the necessary action to take up your entitlements or otherwise to deal with the DI Nil Paid Rights of CREST sponsored members.

3.2.2 Procedure for acceptance and payment

USE instructions

Qualifying DI Holders who wish to take up all or some of their entitlement in respect of DI Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) a USE instruction (and not, for the avoidance of confusion, an MTM instruction with which they might be more familiar) to Euroclear UK which, on its settlement, will have the following effect:

(i) the crediting of a stock account of the Depository under the participant ID and member account ID specified below, with the number of DI Nil Paid Rights to be taken up; and

(ii) the creation of a settlement bank payment obligation (as this term is defined in the CREST Manual), in accordance with the RTGS payment mechanism (as this term is defined in the CREST Manual), in favour of the RTGS settlement bank of the Receiving Agent (on behalf of the Depository) in pounds sterling in respect of the full amount payable on take up of the DI Nil Paid Rights referred to in paragraph 3.2.2(i) above.

Contents of USE instructions

The USE instruction must be properly authenticated in accordance with Euroclear UK's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of DI Nil Paid Rights to which the acceptance relates;

(ii) the participant ID of the accepting Qualifying DI Holder;

(iii) the member account ID of the accepting Qualifying DI Holder from which the DI Nil Paid Rights are to be debited;

(iv) the participant ID of the Receiving Agent (on behalf of the Depository), in its capacity as a CREST receiving agent. This is 3RA23;

(v) the member account ID of the Receiving Agent (on behalf of the Depository), in its capacity as a CREST receiving agent. This is Aquarius;

(vi) the amount payable by means of the CREST assured payment arrangements on settlement of the USE instruction. This must be the full amount payable on take up of the number of DI Nil Paid Rights to which acceptance relates;

(vii) the intended settlement date. This must be on or before 11.00 a.m. (London time) on 28 April 2009;

(viii) the DI Nil Paid ISIN number which is BMG0440M1441;

(ix) the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST;

(x) contact name and telephone number in the shared note field; and

(xi) a priority of least 80.

Valid acceptance

An USE instruction complying with each of the requirements as to authentication and contents set out in paragraph 3.2.2 above will constitute a valid acceptance where either:

(i) the USE instruction settles by not later than 11.00 a.m. (London time) on 28 April 2009; or

(ii) at the discretion of the Company (and as exercised by the Receiving Agent on behalf of the Depository):

1) the USE instruction is received by Euroclear UK by not later than 11.00 a.m. (London time) on 28 April 2009; and

2) a number of DI Nil Paid Rights inserted in the USE instruction is credited to the CREST stock member account of the Qualifying DI Holder specified in the USE instruction at 11.00 a.m. (London time) on 28 April 2009; and

(iii) the relevant USE instruction settles by 2:00 p.m. (London time) on 28 April 2009 (or such later date as the Company has determined).

A USE instruction will be treated as having been received by Euroclear UK for these purposes at the time at which the instruction is processed by the Network Providers' Communications Host (as this term is defined in the CREST Manual) at Euroclear UK of the network provider used by the Qualifying DI Holder (or by the Qualifying DI Holder's CREST sponsor). This will be conclusively determined by the input time stamp applied to the USE instruction by the Network Providers' Communications Host.

As soon as practicable after 11.00 a.m. (London time) on 28 April 2009, the Receiving Agent (on behalf of the Depository) shall calculate the number of DI Nil Paid Rights which the Qualifying DI Holders have indicated (pursuant to their respective USE instructions) that they wish to take up and the Depository shall complete and submit its Provisional Allotment Letter to the Receiving Agent reflecting such instructions, together with a cheque drawn for the appropriate amount, in accordance with the procedure set out in paragraph 3.1.2 of this Part III.

No fully paid rights

No fully paid rights will come into existence or be capable of being tracked following the take up of any DI Nil Paid Rights by a Qualifying DI Holder.

Representations, warranties and undertakings of Qualifying DI Holders

A Qualifying DI Holder who makes a valid acceptance in accordance with this paragraph 3.2.2 represents, warrants and undertakes to the Company, and Merrill Lynch International and Euroz that he has taken (or procured to be taken), and will take (or will procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the USE instruction concerned is capable of settlement at 11.00 a.m. (London time) on 28 April 2009 and remains capable of settlement at all times after that until 2.00 p.m. (London time) on 28 April 2009 (or until such later time and date as the Company may determine). In particular, each Qualifying DI Holder represents, warrants and undertakes that, at 11.00 a.m. (London time) on 28 April 2009 (or until such later time and date as the Company may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the USE instruction to settle. Qualifying DI Holders who are CREST sponsored members should contact their CREST sponsor if they are in any doubt.

If there is insufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account of Qualifying DI Holders for such amount to be debited or the Qualifying DI Holder's or CREST sponsored Qualifying DI Holder's acceptance is otherwise treated as invalid and New Depository Interests have already been allotted to such Qualifying DI Holder, the Company, Merrill Lynch International and Euroz may (in their absolute discretion as to the manner, timing and terms) make arrangements for the sale of such New Depository Interests on behalf of that Qualifying DI Holder and hold the proceeds of sale (net of the Company's reasonable estimate of any loss that it has suffered as a result of the acceptance being treated as invalid and of the expenses of sale, including, without limitation, any stamp duty or SDRT payable on the transfer of such New Depository Interests, and of all amounts payable by the Qualifying DI Holder pursuant to the Rights Issue in respect of the acquisition of such New Depository Interests) on behalf of such Qualifying DI Holder. Neither the Company, the Depository nor any other person shall be responsible for, or have any liability for, any loss, expense or damage suffered by such Qualifying DI Holder as a result.

CREST procedures and timings

Qualifying DI Holders should note that Euroclear UK does not make available special procedures in CREST for any particular corporate action.

Normal system timings and limitations will therefore apply in relation to the input of an USE instruction and its settlement in connection with the Rights Issue. It is the responsibility of the Qualifying DI Holder concerned to take (or, if the Qualifying DI Holder is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 11.00 a.m. (London time) on 28 April 2009. In connection with this, Qualifying DI Holders and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Qualifying DI Holder's undertaking to pay

A Qualifying DI Holder who makes a valid acceptance in accordance with the procedures set out in this paragraph 3.2.2, (a) undertakes to pay to the Receiving Agent (on behalf of the Depository), or procure the payment to the Receiving Agent (on behalf of the Depository) of, the amount payable in pounds sterling on acceptance in accordance with the above procedures or in such other manner as the Receiving Agent (on behalf of the Depository) may require (it being acknowledged that, where payment is made by means of RTGS payment mechanism as defined in the CREST manual, the creation of an RTGS payment obligation in pounds sterling in favour of the Receiving Agent's RTGS settlement bank (as defined in the CREST Manual) in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the Qualifying DI Holder to pay to the Receiving Agent (on behalf of the Depository) the amount payable on acceptance) and (b) requests that the New Depository Interests to which he will become entitled be issued to him on the terms set out in this document and subject to the Deed Poll.

If the payment obligations of the relevant Qualifying DI Holder in relation to such New Depository Interests are not discharged in full and such New Depository Interests have already been allotted to the Qualifying DI Holder, the Company may (in its absolute discretion as to manner, timing and terms) make arrangements for the sale of such New Depository Interests on behalf of the Qualifying DI Holder and hold the proceeds of sale (net of expenses including, without limitation, any duties or taxes payable on the transfer of such New Depository Interests, and all amounts payable by the Qualifying DI Holder pursuant to the provisions of this Part III in respect of the acquisition of such New Depository Interests) or an amount equal to the original payment of the Qualifying DI Holder. Neither the Company, the Depository, Merrill Lynch International nor Euroz nor any other person shall be responsible for, or have any liability for, any loss, expense or damage suffered by the Qualifying DI Holder as a result.

Currency for Payment

As a Qualifying DI Holder you are being offered New Depository Interests at an Issue Price of 115 pence per New Depository Interest. However, the laws of your country of residence and the laws and regulations applying to the DI Register may allow you to take up your Nil Paid Rights and subscribe for New Shares at an Issue Price of A$2.39 or ZAR15.83. Should you wish to take up your rights in A$ or ZAR, please contact the Depository by no later than 14 April 2009, being five business days prior to the last business day upon which Qualifying DI Holders can withdraw their DI Nil Paid Rights from CREST and convert your DI Nil Paid Rights into certificated form after which you should send a cheque made payable to "Aquarius Platinium Limited" to the UK Registrar to arrive no later than 20 April 2009. This is because it is not possible to make payments in ZAR or Australian Dollars in CREST.

3.2.3 Discretion as to rejection and validity of acceptances

The Company in its absolute sole discretion (and as exercised by the Depository) may:

(i) reject any acceptance constituted by a USE instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in this paragraph 3.2.3. Where an acceptance is made as described in paragraph 3.2.2, which is otherwise valid, and the USE instruction concerned fails to settle by 2.00 p.m. (London time) on 28 April 2009 (or by such later time and date as the Company, Merrill Lynch International and Euroz have determined), the Company, Merrill Lynch International and Euroz shall be entitled to assume, for the purposes of their right to reject an acceptance contained in this paragraph 3.2.3, that there has been a breach of the representations, warranties and undertakings set out or referred to in this paragraph 3.2.3 unless the Company is aware of any reason outside the control of the Qualifying DI Holder or CREST sponsor (as appropriate) for the failure to settle;

(ii) treat as valid (and binding on the Qualifying DI Holder) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in this paragraph 3.2.3;

(iii) accept an alternative properly authenticated dematerialised instruction from a Qualifying DI Holder or (where applicable a CREST sponsor), as constituting a valid acceptance in substitution for, or in addition to, a USE instruction and subject to such further terms and conditions as the Company and Merrill Lynch International and Euroz may determine;

(iv) treat a properly authenticated dematerialised instruction (in this paragraph 3.2.3 (the **first instruction**) as not constituting a valid acceptance if, at the time at which the Receiving Agent (on behalf of the Depository) receives a properly authenticated dematerialised instruction giving details of the first instruction, the Receiving Agent (on behalf of the Depository) has received actual notice from Euroclear UK of any of the matters specified in Regulation 35(5)(a) of the Regulations in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(v) accept an alternative instruction or notification from a Qualifying DI Holder or (where applicable a CREST sponsor), or extend the time for acceptance and/or settlement of a USE instruction or any alternative instruction or notification, if, for reasons or due to circumstances outside the control of any Qualifying DI Holder (or where applicable CREST sponsor), the Qualifying DI Holder is unable validly to take up all or part of his DI Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by the Receiving Agent (on behalf of the Depository) in connection with CREST.

3.2.4 Money Laundering Regulations

If you hold your DI Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, the Receiving Agent (on behalf of the Depository) is entitled to take reasonable measures to establish the identity of the person or persons (or the ultimate controller of such person or persons) on whose behalf you are making the application. You must therefore contact the Receiving Agent (on behalf of the Depository) before sending any USE instruction or other instruction so that appropriate measures may be taken.

Submission of a USE instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to the Receiving Agent (on behalf of the Depository) any information the Receiving Agent (on behalf of the Depository) may specify as being required for the purposes of the verification of the identity requirements in the Money Laundering Regulations or the FSMA. Pending the provision of such information and other evidence as the Receiving Agent (on behalf of the Depository) may require to satisfy the verification of identity requirements, the Receiving Agent, having consulted with the Company, may take, or omit to take, such action as it may determine to prevent or delay settlement of the USE instruction. If such information and other evidence of identity has not been provided within a reasonable time, then the Receiving Agent (on behalf of the Depository) will not permit the USE instruction concerned to proceed to settlement but without prejudice to the right of the Company, Merrill Lynch International and/or Euroz to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide such information and other evidence.

3.2.5 Dealings in DI Nil Paid Rights in CREST

Assuming the Rights Issue becomes unconditional, dealings in the DI Nil Paid Rights on the London Stock Exchange are expected to commence at 8.00 a.m. (London time) on 3 April 2009. A transfer (in whole or in part) of DI Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The DI Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 28 April 2009.

3.2.6 Withdrawal of DI Nil Paid Rights from CREST

DI Nil Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion.

The recommended latest time for receipt by Euroclear UK of a properly authenticated dematerialised instruction requesting withdrawal of DI Nil Paid Rights from CREST is 4.30 p.m. (London time) on 21 April 2009, so as to enable the person acquiring or (as appropriate) holding the DI Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. (London time) on 28 April 2009. You are recommended to refer to the CREST Manual and the Deed Poll for details of such procedures. The terms of the Deed Poll are set out in Part XIII of this document.

3.2.7 Issue of New Depository Interests in CREST

DI Nil Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on 28 April 2009 (the latest date for settlement of transfers of DI Nil Paid Rights in CREST). The Receiving Agent (on behalf of the Depository) will instruct Euroclear UK to credit the appropriate stock accounts of those Qualifying DI Holders who have returned a USE instruction in accordance with this paragraph 3.2 with their entitlements to New Depository Interests which is expected to be with effect from 30 April 2009).

The New Depository Interests will be created and issued pursuant to the Deed Poll entered into by the Depository, which governs the relationship between the Depository and DI Holders. The terms of the Deed Poll are set out in Part XIII of this document.

3.3 Procedure with respect to withdrawal rights

Persons who have the right to withdraw their acceptances under s87Q(4) of the FSMA after the issue (if any) by the Company of a prospectus supplementing this document and who wish to exercise such right of withdrawal must do so by depositing a written notice of withdrawal, which shall not include a notice sent by any form of electronic communication other than by facsimile and which must include the account number and the full name and address of the person wishing to exercise such right of withdrawal (and if such person holds

the relevant entitlements in CREST, that person's participant ID and member account ID), by post, by hand or facsimile with Computershare Investor Services PLC at Corporate Actions Projects, Bristol BS99 6AH for withdrawals by post or by hand to Computershare Investor Services PLC, The Pavillions, Bridgwater Road, Bristol B S13 8AE or on 0870 703 6112 for withdrawals by facsimile (for further details, Shareholders should contact Computershare Investor Services PLC on 0870 889 3193 (from inside the UK) or +44870 889 3193 (from outside the UK)), in each case so as to be received by no later than two business days after the date on which the supplementary prospectus is published. Notice of withdrawal given by any other means or which is deposited with or received by Computershare Investor Services PLC after expiry of such period will not constitute a valid withdrawal. Furthermore, the exercise of withdrawal rights will not be permitted after payment by the relevant person in respect of their Rights Issue Shares or New Depository Interests in full and the allotment of the Rights Issue Shares or the issue of New Depository Interests to such person becoming unconditional. In such circumstances, Shareholders are advised to consult their professional advisers. Provisional allotments of entitlements to Rights Issue Shares or the issue of DI Nil Paid Rights which are the subject of a valid withdrawal notice will be deemed to be declined. Such entitlements to Rights Issue Shares or New Depository Interests will be subject to the provisions of paragraph 6 of this Part III as if the entitlement had not been validly taken up.

4 Action to be taken by Shareholders who hold Common Shares on the South African Share Register

4.1 Procedure for acceptance of the Rights Issue

4.1.1 Qualifying South African Dematerialised Shareholders

Qualifying South African Dematerialised Shareholders (other than, subject to certain conditions, Restricted Shareholders) who wish to accept the Rights Issue must act in terms of the instructions received from their CSDP or broker.

Holders of Dematerialised Shares who are Qualifying South African Shareholders must instruct their CSDP or broker that they are Qualifying South African Shareholders and wish to accept the Rights Issue to enable their CSDP or broker to act on their behalf in terms of the custody agreement entered into between the Qualifying South African Dematerialised Shareholders and the CSDP or broker.

4.1.2 Qualifying South African Shareholders who hold their Common Shares in certificated form

Full details of the procedure for acceptance of the Rights Issue and payment are contained in the relevant Form of Instruction sent to Qualifying South African Shareholders (other than, subject to certain conditions, Restricted Shareholders) who hold their Common Shares in certificated form together with this document. The following should be noted:

(i) Qualifying South African Shareholders may accept a lesser number of Rights Issue Shares than their full Nil Paid Rights and must indicate the number of Rights Issue Shares for which they wish to subscribe on the Form of Instruction;

(ii) any instruction to sell or renounce all or part of their Nil Paid Rights in favour of another person may only be made by a Qualifying South African Shareholder who holds their Common Shares in certificated form by means of the Form of Instruction;

(iii) the properly completed Form of Instruction and cheque (crossed marked "Not Transferable" and with the words "Or Bearer" deleted) or a banker's draft (drawn by a registered bank in South Africa) in Rand in payment of the subscription price for any Rights Issue Shares made payable to "Aquarius Platinum Ltd" must be received from Qualifying South African Shareholders who hold their Common Shares in certificated form by the South African Transfer Secretaries at the address referred to in page 84 by not later than

midday (CAT) on 29 April 2009. Qualifying South African Shareholders are advised to take postal delivery times into consideration when posting their Form of Instruction, as no late postal deliveries will be accepted after midday (CAT) on 29 April 2009. Where possible Qualifying South African Shareholders who hold their Common Shares in certificated form are advised to deliver their completed Form of Instruction together with cheques or banker's draft by hand or by courier. Each cheque or banker's draft will be deposited immediately upon collection;

(iv) should the requisite cheque or banker's draft not accompany the Form of Instruction the South African Transfer Secretaries will treat the application as invalid;

(v) payment will, when the relevant cheque or banker's draft has been met constitute an irrevocable acceptance of the Rights Issue upon the terms and conditions set out in this document and the Form of Instruction. Should any cheque or banker's draft be dishonoured the Company may in its sole discretion without prejudice to any rights it may have, regard the Form of Instruction as null and void or take such steps in regard thereto as it deems fit; and

(vi) if any Form of Instruction or cheque or banker's draft is not received as set out above the Rights will be deemed to have been declined to the Shareholder to whom the Form of Instruction is addressed and the right to subscribe for the Rights Issue Shares offered to the addressee or renounced in favour of another person in terms of such Form of Instruction will lapse, no matter who then holds it.

4.2 Procedure for sale of Nil Paid Rights

Qualifying South African Shareholders not wishing to subscribe for or renounce all or part of their Nil Paid Rights may sell all or part of their Nil Paid Rights.

4.2.1 Qualifying South African Dematerialised Shareholders

Qualifying South African Dematerialised Shareholders who wish to sell their Nil Paid Rights must act in terms of the instructions received from their CSDP or broker.

Qualifying South African Dematerialised Shareholders must instruct their CSDP or broker as to whether they are Qualifying South African Shareholders and to sell their Nil Paid Rights to enable the CSDP or broker to act on their behalf in terms of the custody agreement entered into between the Qualifying South African Dematerialised Shareholder and the CSDP or broker.

4.2.2 Qualifying South African Shareholders who hold their Common Shares in certificated form

Qualifying South African Shareholders wishing to sell all or part of their Nil Paid Rights as reflected in the relevant Form of Instruction must complete Form A of the relevant Form of Instruction and return it to the South African Transfer Secretaries in accordance with the instructions contained therein, to be received by no later than midday (CAT) on 17 April 2009. The South African Transfer Secretaries will endeavour to procure the sale of the Nil Paid Rights on the JSE on behalf of such Qualifying South African Shareholder who holds their Common Shares in certificated form and will remit the proceeds in accordance with the payment instructions reflected on the Form of Instruction, net of brokerage charges and associated expenses.

Qualifying South African Shareholders should note that the closer to this deadline that they instruct the South African Transfer Secretaries to sell their Nil Paid Rights, the less opportunity the South African Transfer Secretaries will have to sell their Nil Paid Rights on the JSE, at all, or at a profit to the sale associated with the Nil Paid Rights.

None of the Company, the South African Transfer Secretaries or any broker appointed by them will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sale, the price obtained or any failure to sell such Nil Paid Rights. References in this paragraph to a Qualifying South African Shareholders who hold their Common Shares in certificated form include references to the person or persons executing the Form of Instruction and any person or persons on whose behalf such person or persons executing the Form of Instruction is or are acting. In the event of more than one person executing the Form of Instruction the provisions of this paragraph shall apply jointly and severally.

4.3 Procedure for renunciation of Nil Paid Rights

Qualifying South African Shareholders not wishing to sell or subscribe for all or part of their Nil Paid Rights may renounce all or part of their Nil Paid Rights in favour of another person, who may then accept such Nil Paid Rights.

4.3.1 Qualifying South African Shareholders who hold their Common Shares in certificated form

Qualifying South African Shareholders who hold their Common Shares in certificated form on the South African Share Register who do not wish to sell all or part of their Nil Paid Rights reflected in the relevant Form of Instruction and who do not wish to subscribe for all of the Rights Issue Shares offered in terms of the Form of Instruction, and/or wish to renounce all or part of the Nil Paid Rights in favour of another person, must complete Form B of their Form of Instruction and the person in whose favour such Nil Paid Rights have been renounced who wishes to acquire the Rights Issue Shares in terms of the Rights Issue must complete Form C of the Form of Instruction and lodge the Form of Instruction together with their payment to the South African Transfer Secretaries to be received by no later than midday (CAT) on 29 April 2009 in accordance with the instructions contained herein.

The lodging of the Form of Instruction, with Form B purporting to be signed by the Qualifying South African Shareholder whose name appears thereon, will be taken to be conclusive evidence of the right of the holder—

(i) to deal with the Form of Instruction; or

(ii) to have the Rights Issue Shares in question allotted and to receive a certificate for those shares.

The Company will not be obliged to investigate whether Forms B and C have been properly signed or completed or to investigate any facts surrounding the signing or lodging of either form.

4.4 Renouncees

Any person in whose favour Nil Paid Rights have been renounced must—

(a) be a Qualifying Shareholder; or

(b) must not be subject to the laws or regulations of a country under which its participation in the Rights Issue would be prohibited or subject to any restrictions imposed by that country's laws and regulations collectively or individually as the case may require.

4.5 Partial acceptance, renunciation and/or sale

4.5.1 Qualifying South African Dematerialised Shareholders

Qualifying South African Dematerialised Shareholders who wish to subscribe for only a portion of their Nil Paid Rights and wish to renounce and/or sell their remaining Nil Paid Rights must act in terms of the instructions received from the CSDP or broker.

Qualifying South African Dematerialised Shareholders must instruct their CSDP or broker as to whether they are a Qualifying South African Shareholder and to sell that portion of their Nil Paid Rights they wish to sell to enable the CSDP or broker to act

on their behalf in terms of the custody agreement entered into between the Qualifying South African Dematerialised Shareholder and the CSDP or broker.

4.5.2 Qualifying South African Shareholders who hold their Common Shares in certificated form

Qualifying South African Shareholders who hold their Common Shares in certificated form and wish to subscribe for only a portion of their Nil Paid Rights and wish to renounce and/or sell their remaining Nil Paid Rights must indicate on the relevant Form of Instruction, in the section titled Form C, the number of their Rights Issue Shares for which they wish to subscribe and/or in the section titled Form A, the number of their Nil Paid Rights they wish to sell, and/or in the section titled Form B, the number of their Nil Paid Rights that they wish to renounce, as applicable. The other procedures and instructions in the Form of Instruction will apply to each of the actions taken by Qualifying South African Shareholders who hold their Common Shares in certificated form in this regard.

4.6 Payment

4.6.1 Qualifying South African Dematerialised Shareholders

Qualifying South African Dematerialised Shareholders who wish to subscribe for Rights Issue Shares must, in making payment, act in terms of the instructions received from their CSDP or broker.

4.6.2 Qualifying South African Shareholders who hold their Common Shares in certificated form

Payment by Qualifying South African Shareholders who hold Common Shares in certificated form who wish to subscribe for Rights Issue Shares must together with their completed Form of Instruction lodge by way of a cheque for the maximum possible aggregate subscription price for the Rights Issue Shares for which they are subscribing (crossed, marked "Not transferable" and with the words "Or Bearer" deleted) or a banker's draft (drawn on a registered bank) in Rands made payable to "Aquarius Platinum Ltd" for the amounts payable, in Rand together with a properly completed Form of Instruction, with the South African Transfer Secretaries as follows:

Delivered to:	**Posted to:**
Computershare Investor Services	**Computershare Investor Services**
(Proprietary) Ltd	**(Proprietary) Limited**
Ground Floor	**PO Box 61763**
70 Marshall Street	**Marshalltown, 2107**
Johannesburg, 2001	

so as to reach the South African Transfer Secretaries by no later than midday (CAT) on 29 April 2009. Should any cheque or banker's draft be dishonoured, Aquarius may, in its sole discretion and without prejudice to any rights it may have, regard the Form of Instruction as null and void or take such steps in regard thereto as it deems fit.

4.6.3 Currency for Payment

As a Qualifying South African Shareholder you are being offered Rights Issue Shares at an Issue Price of ZAR15.83 per Rights Issue Share. South African Exchange Control regulations do not generally permit residents of the Common Monetary Area to make payments of this nature in currencies other than ZAR but if these regulations and the laws and regulations applying to the South African Share Register allow you to take up your Nil Paid Rights and subscribe for Rights Issue Shares at an Issue Price of A$2.39 or 115 pence per Rights Issue Share then the Company would seek to facilitate this. If you believe that you are permitted to do so under applicable laws and regulations and you wish to take up your Nil Paid Rights in pounds sterling or A$, please send a cheque made payable to "Aquarius Platinum Limited" to the South African Registrar to arrive no later than 20 April 2009, being five business days

in advance of the last business days upon which it is anticipated that an acceptance may be made by a Qualifying South African Shareholders.

4.7 Lapsing of Nil Paid Rights

Qualifying Shareholders who do not want to take up any Nil Paid Rights at all

Qualifying South African shareholders who do not want to take up their Nil Paid Rights to subscribe for Rights Issue Shares and do not want to sell their Nil Paid Rights on the JSE do not need to do anything. Nil Paid Rights that are not taken up will form part of the Shortfall. If Qualifying South African Shareholders do not take up their Nil Paid Rights, although they continue to own the same number of Common Shares, their percentage holding in Aquarius will be diluted. Please refer to paragraph 6 of this Part III for the procedure in relation to the Shortfall.

4.8 Withdrawal

Qualifying South African Shareholders or their renouncees will have the right to withdraw their acceptances after a prospectus supplementing this document (if any) has been published. Qualifying South African Shareholders or their renouncees who wish to exercise such right of withdrawal must do so by depositing a written notice of withdrawal (which shall not include a notice sent by any form of electronic communication) and, which must include the full name and address of the person wishing to exercise such withdrawal rights, in each case by post or by hand with Computershare Investor Services (Pty) Limited of PO Box 61051, Marshalltown 2107, Johannesburg South Africa for withdrawals by post or of 70 Marshall Street, Johannesburg, 2001 (for further details, Shareholders should contact Computershare Investor Services (Pty) Limited on 0800 202 361 (from inside South Africa) or +27 11 373 0004 (from outside South Africa)) so as to be received no later than two business days after the date on which the supplementary prospectus is published.

Notice of withdrawal given by any other means or which is deposited with or received by Computershare Investor Services (Pty) Limited after the expiry of such period will not constitute a valid withdrawal. Furthermore, the exercise of withdrawal rights will not be permitted after payment by the relevant person in respect of their Rights Issue Shares in full and the allotment of the Rights Issue Shares to such person becoming unconditional. In such circumstances, Shareholders are advised to consult their professional advisers. Professional allotments of entitlements to Rights Issue Shares which are the subject of a valid withdrawal notice will be deemed to be declined. Such entitlements to Rights Issue Shares will be subject to the provisions in paragraph 6 of this Part III as if the entitlement had not been validly taken up.

5 Restricted Shareholders and Restricted DI Holders

5.1 General

The offer of the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and/or New Depository Interests to persons resident in, or who are located in, or who have a registered address in countries other than Australia, the United Kingdom or South Africa may be affected by the law of the relevant jurisdiction. Those persons should consult their professional advisers whether they require any governmental or other consent or need to observe any other formalities to enable them to take up their rights.

Subject to certain exceptions, receipt of this document and/or an Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction and the crediting of Nil Paid Rights to a stock account on the Australian Share Register or in Strate or the crediting of DI Nil Paid Rights to a stock account in CREST will not constitute an offer in the United States or any other Excluded Territory or jurisdiction in which it would be illegal to make an offer and, in those circumstances, this document and/or a Entitlement and Acceptance Form, Provisional Allotment Letter, and/or Form of Instruction must be treated as sent for information only and should not be copied or redistributed.

No person who has received or receives a copy of this document and/or an Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction or who receives a credit of Nil Paid Rights to a stock account on the Australian Share Register or in Strate or

a credit of Nil Paid DI Rights to a stock account in CREST in any Excluded Territory may treat the same as constituting an invitation or offer to him, nor should he in any event use the Entitlement and Acceptance Form, Form of Instruction or Provisional Allotment Letter or deal with the Nil Paid Rights on the Australian Share Register or in Strate or the DI Nil Paid Rights in CREST, in an Excluded Territory, unless such an invitation or offer could lawfully be made to him or the Entitlement and Acceptance Form, Form of Instruction or Provisional Allotment Letter or the Nil Paid Rights on the Australian Share Register or in Strate or the DI Nil Paid Rights in CREST could lawfully be used or dealt with without contravention of any registration or other legal or regulatory requirements.

Rights Issue Shares will be provisionally allotted (nil paid) to all Qualifying Shareholders on the Registers at the Applicable Record Date as follows:

(a) to Qualifying Australian Shareholders on the Australian Share Register on the Australian Record Date;

(b) to Qualifying Non-CREST Shareholders on the UK Share Register on the UK Record Date; and

(c) to Qualifying South African Shareholders on the South African Share Register on the South African Record Date.

New DIs will be provisionally allotted (nil paid) by the Depository to all Qualifying DI Holders on the DI Register at the UK Record Date.

However, Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction will not be sent to, and Nil Paid Rights and/or DI Nil Paid Rights will not be credited to the accounts of Restricted Shareholders, Restricted DI Holders or their agents or intermediaries, except where the Company, Merrill Lynch International and Euroz are satisfied that such action would not result in the contravention of any registration or other legal requirement in any jurisdiction.

Persons (including, without limitation, custodians, nominees and trustees) receiving a copy of this document and/or an Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction or whose stock account is credited with Nil Paid Rights or DI Nil Paid Rights should not, in connection with the Rights Issue, distribute or send the same or transfer Nil Paid Rights or DI Nil Paid Rights in or into any jurisdiction where to do so would or might contravene local security laws or regulations. Subject to certain exceptions, if an Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction or a credit of Nil Paid Rights or DI Nil Paid Rights is received by any person in the United States or any other Excluded Territory, or by his agent or nominee, he must not seek to take up the Nil Paid Rights or DI Nil Paid Rights referred to in the Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction or in this document or renounce the Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction or transfer the Nil Paid Rights or DI Nil Paid Rights unless the Company (or, in the case of DI Holders, the Depository in consultation with the Company) determines that such actions would not violate applicable legal or regulatory requirements. Any person (including, without limitation, custodians, nominees and trustees) who does forward this document or an Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction or transfer Nil Paid Rights or DI Nil Paid Rights into any such Excluded Territories (whether pursuant to a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 5.1.

The Company (or, in the case of DI Holders, the Depository in consultation with the Company) reserves the right to treat as invalid and will not be bound to allot or issue any Rights Issue Shares or New Depository Interests in respect of any acceptance or purported acceptance of the offer of Rights Issue Shares or New Depository Interests which:

(a) appears to the Company or its agents to have been executed, effected or despatched from the United States or any other Excluded Territory; or

(b) in the case of an Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction, provides an address for delivery of the share certificates in or, in the case of a credit of New Depository Interests in CREST or Rights Issue

Shares in the Australian Share Register or Strate, to Qualifying DI Holder or Strate member whose registered address would be in the United States or any other Excluded Territory.

The attention of Restricted Shareholders and Restricted DI Holders is drawn to paragraphs 5.2 to 5.4 below.

Despite any other provision of this document or the Entitlement and Acceptance Form, the Provisional Allotment Letter and/or Form of Instruction the Company reserves the right to permit any Shareholder to take up his Nil Paid Rights or DI Nil Paid Rights if the Company in its sole and absolute discretion is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question.

Those Qualifying Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraphs, 2.4 (for Qualifying Australian Shareholders), 3.1.2 (for Qualifying Non-CREST Shareholders), 4.6.1 (for Qualifying South African Dematerialised Shareholders) and 4.6.2 (Qualifying South African Shareholders holding Common Shares in certificated form) above.

Those DI Holders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraph 3.2.2 above.

The provisions of this paragraph 5 will apply generally to Restricted Shareholders and Restricted DI Holders who do not or are unable to take up Rights Issue Shares or New DIs provisionally allotted to them. Accordingly, the Rights Issue Shares provisionally allotted to such Restricted Shareholders will be treated as having lapsed and be subject to the arrangements described in paragraph 6 below.

5.2 United States of America

The Nil Paid Rights, the DI Nil Paid Rights, the Rights Issue Shares and the New Depository Interests have not been and will not be registered under the US Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States.

Accordingly, the Company is not extending the Rights Issue into the United States unless an exemption from the registration requirements of the US Securities Act is available and, subject to certain exceptions, none of this document, the Entitlement and Acceptance Form, the Provisional Allotment Letter and/or the Form of Instruction constitutes or will constitute an offer or an invitation to apply for or an offer or an invitation to acquire any Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New Depository Interests in the United States. Therefore, subject to certain exceptions, the Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction will not be sent to, nor will any Nil Paid Rights or DI Nil Paid Rights be credited to a stock account in the Australian Share Register, CREST or Strate on behalf of, any Shareholder with a registered address in the United States.

Subject to certain exceptions, Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Form of Instruction, or renunciations thereof, sent from or post-marked in the United States will be deemed to be invalid and all persons acquiring New Common Shares and New Depository Interests and wishing to hold such Common Shares and Depository Interests in registered form must provide an address for registration of the Rights Issue Shares and New Depository Interests issued upon exercise thereof outside the United States.

The Company reserves the right to treat as invalid any Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction (or renunciation thereof) that appears to the Company or its agents to have been executed in or despatched from the United States, or that provides an address in the United States from the acceptance or renunciation of the Rights Issue, or which does not make the warranty set out in the

Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction to the effect that the person accepting and/or renouncing the Provisional Allotment does not have a registered address and is not otherwise located in the United States and is not acquiring the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New Depository Interests with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New Depository Interests in the United States or where the Company believes acceptance of such Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction may infringe applicable legal or regulatory requirements. The Company will not be bound to allot (on a non-provisional basis) or issue any Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New Depository Interests to any person with an address in, or who is otherwise located in, the United States in whose favour a Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction or any Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New Depository Interests may be transferred or renounced. In addition, the Company, Merrill Lynch International and Euroz reserve the right to reject any USE instruction sent by or on behalf of any Qualifying DI Holder with a registered address in the United States in respect of the DI Nil Paid Rights.

In addition, until 40 days after the commencement of the Rights Issue, an offer, sale or transfer of the Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New Depository Interests within the United States by a dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the US Securities Act.

5.3 Canada

The Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares and New Depository Interests have not been and will not be registered under the securities legislation of any province or territory of Canada. Subject to certain exceptions, none of the Entitlement and Acceptance Forms, the Provisional Allotment Letters and/or the Forms of Instruction, Nil Paid Rights, DI Nil Paid Rights, Rights Issue Shares or New Depository Interests will be directly or indirectly offered for subscription or purchase, taken up, sold, delivered, renounced or transferred in or into Canada. Therefore, subject to certain exceptions, the Rights Issue will not be made within Canada and Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction will not be sent to, nor will any Nil Paid Rights or DI Nil Paid Rights be credited to a stock account in the Australian Share Register, CREST or Strate on behalf of, any Shareholder with a registered address in Canada.

5.4 Japan

The Nil Paid Rights, the DI Nil Paid Rights, the Rights Issue Shares and the New Depository Interests have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the **FIEL**). This document is not an offer of securities for sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organised under the laws of Japan) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan. Therefore, subject to certain exceptions the Rights Issue will not be made within Japan and Entitlement and Acceptance Forms, Provisional Allotment Letters and/or Forms of Instruction will not be sent to, nor will any Nil Paid Rights or DI Nil Paid Rights be credited to a stock account in the Australian Share Register, CREST or Strate on behalf of, any Shareholder with a registered address in Japan.

5.5 Other overseas Shareholders

Qualifying Shareholders who have registered or who are located in other overseas territories should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their Nil Paid Rights or DI Nil Paid Rights.

5.6 Representations and warranties relating to Restricted Shareholders and Restricted DI Holders

(a) *Qualifying Australian Shareholders*

A Shareholder who holds Common Shares on the Australian Share Register and makes a valid acceptance in accordance with the procedures set out in this Part III represents and warrants to the Company, Merrill Lynch International and Euroz that, except where proof has been provided to the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) they are not within any Excluded Territory; (b) such person is not in any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Shares or to use the Entitlement and Acceptance Form in any manner in which such person has used or will use it; (c) they are not acting on a non-discretionary basis for a person located within any Excluded Territory at the time the instruction to accept was given; and (d) they are not acquiring Rights Issue Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Rights Issue Shares into any Excluded Territory.

The Company may treat as invalid any acceptance or purported acceptance of the allotment of Rights Issue Shares comprised in, or renunciation or purported renunciation of, an Entitlement and Acceptance Form if it (a) appears to the Company to have been executed in or despatched from any Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirements; (b) provides an address in any Excluded Territory for delivery of definitive share certificates for Rights Issue Shares (or any jurisdiction outside Australia in which it would be unlawful to deliver such certificates); or (c) purports to exclude the warranty required by this paragraph 5.6.

(b) *Qualifying Non-CREST Shareholders*

Any person accepting and/or renouncing a Provisional Allotment Letter or requesting registration of the Rights Issue Shares comprised therein represents and warrants to the Company, Merrill Lynch International and Euroz that, except where proof has been provided to the Company's satisfaction that such person's use of the Provisional Allotment Letter will not result in the contravention of any applicable legal requirement in any jurisdiction, (a) such person is not accepting and/or renouncing the Provisional Allotment Letter, or requesting registration of the relevant Rights Issue Shares, from within any of the Excluded Territories; (b) such person is not in any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Shares or to use the Provisional Allotment Letter in any manner in which such person has used or will use it; (c) such person is not acting on a non-discretionary basis for a person located within any Excluded Territory at the time the instruction to accept or renounce was given; and (d) such person is not acquiring Rights Issue Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Rights Issue Shares into any Excluded Territory. The Company may treat as invalid any acceptance or purported acceptance of the allotment of Rights Issue Shares comprised in, or renunciation or purported renunciation of, a Provisional Allotment Letter if it (a) appears to the Company to have been executed in or despatched from any Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction if it believes the same may violate any applicable legal or regulatory requirement; (b) provides an address in any Excluded Territory for delivery of definitive share certificates for Rights Issue Shares (or any jurisdiction outside the United Kingdom in which it would be unlawful to deliver such certificates); or (c) purports to exclude the warranty required by this paragraph 5.6.

(c) *Qualifying DI Holders*

A Qualifying DI Holder who makes a valid acceptance in accordance with the procedures set out in this Part III represents and warrants to the Company, the

Depository, Merrill Lynch International and Euroz that, except where proof has been provided to the Depository's and the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction: (a) such person is not within any Excluded Territory, (b) such person is not in any territory in which it is unlawful to make or accept an offer to acquire DI Nil Paid Rights or New Depository Interests, (c) such person is not acting on a non-discretionary basis for a person located within any Excluded Territory at the time the instruction to accept was given, and (iv) such person is not acquiring DI Nil Paid Rights or New Depository Interests with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such DI Nil Paid Rights or New Depository Interests into any Excluded Territory.

The Depository, as instructed by the Company, may treat as invalid any USE instruction which appears to the Receiving Agent (on behalf of the Depository) to have been despatched from the any Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it or its agents believes the same may violate any applicable legal or regulatory requirement or purports to exclude the warranty required by this paragraph 5.6.

(d) *Qualifying South African Shareholders*

Any person accepting and/or renouncing Nil Paid Rights by completing the Form of Instruction or requesting registration of the Rights Issue Shares warrants and represents to the Company, Merrill Lynch International and Euroz that (except where proof has been provided to the Company's satisfaction that such person's use of the Form of Instruction, the Nil Paid Rights or the Rights Issue Shares, as the case may be, will not result in the contravention of any applicable legal requirement in any jurisdiction) (a) such person is not accepting and/or renouncing the Nil Paid Rights or requesting registration of the relevant Rights Issue Shares, from within any Excluded Territory; (b) they are not in any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Shares; (c) such person is not acting on a non-discretionary basis for a person located within any Excluded Territory at the time the Form of Instruction was completed and the instruction to accept or renounce was given; and (d) such person is not acquiring Rights Issue Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Rights Issue Shares into any Excluded Territory. The Company may treat as invalid any acceptance or purported acceptance of the allotment of Rights Issue Shares comprised in, or renunciation or purported renunciation of, any Nil Paid Rights in the Form of Instruction if it (a) appears to the Company to have been executed in or despatched from any Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it believes the same may violate any applicable legal or regulatory requirements; (b) provides an address in any Excluded Territory for delivery of definitive share certificates for Rights Issue Shares (or any jurisdiction outside South Africa); or (c) purports to exclude the warranty required by this paragraph 5.6.

(e) *Dematerialised Shareholders*

Dematerialised Shareholders who make a valid acceptance in accordance with the procedures set out in this Part III represent and warrant to the Company, Merrill Lynch International and Euroz that (except where proof has been provided to the Company's satisfaction that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction), (a) such person not within any of the Excluded Territories; (b) such person is not in any territory in which it is unlawful to make or accept an offer to subscribe for Rights Issue Shares; (c) such person is not accepting on a non-discretionary basis for a person located within any Excluded Territory at the time the instruction to accept was given; and (d) they are not acquiring Rights Issue Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Rights Issue Shares into the any Excluded Territory.

5.7 Waiver

The provisions of this paragraph 5 and of any other terms of the Rights Issue relating to Restricted Shareholders may be waived, varied or modified as regards specific Shareholders(s) or on a general basis by the Company in its absolute discretion. Subject to this, the provisions of this paragraph 5 supersede any terms of the Rights Issue inconsistent herewith. References in this paragraph 5 to Shareholders shall include references to the person or persons executing an Entitlement and Acceptance Form, Provisional Allotment Letter and/or Form of Instruction and, in the event of more than one person executing an Entitlement and Acceptance form, Provisional Allotment Letter and/or Form of Instruction, the provisions of this paragraph 5 shall apply to them jointly and to each of them.

6 Procedure in respect of the Shortfall

If an entitlement to Rights Issue Shares is not validly taken up by the Closing Date in accordance with the procedure laid down for acceptance and payment (including because Qualifying DI Holders have not validly taken up their rights to New DIs), then that provisional allotment will be deemed to have been declined and will lapse. Merrill Lynch International and Euroz will endeavour to procure, by not later than 5.00 p.m. (London time) on 1 May 2009, subscribers for the Shortfall, at a price per Rights Issue Share which is at least equal to the aggregate of 115 pence per Rights Issue Share (or its equivalent in A$ or ZAR, as applicable, at the time of sale) less the expenses of procuring such subscribers (including any applicable brokerage and commissions and amounts in respect of value added tax and currency conversion costs). If and to the extent that subscribers for the Shortfall cannot be procured on the basis outlined above, 82.5 per cent. of the relevant Shortfall will be acquired by Merrill Lynch International and 17.5 per cent. of the relevant Shortfall will be acquired by Euroz or by sub-underwriters procured by Merrill Lynch International or Euroz, in each case, at the Issue Price pursuant to the terms of the Placing and Rights Issue Underwriting Agreement.

Any premium over the aggregate of 115 pence per Rights Issue Share (or its equivalent in A$ or ZAR, as applicable, at the time of sale) and the expenses of procuring subscribers (including any applicable brokerage and commissions, amounts in respect of value added tax and currency conversion costs) shall be paid (subject as provided in this paragraph 6):

(a) where the Nil Paid Rights were, at the time they lapsed, represented by an Entitlement and Acceptance Form, Provisional Allotment Letter or Form of Instruction, to the person whose name and address appeared on the Entitlement and Acceptance Form, Provisional Allotment Letter, or Form of Instruction; and

(b) where the Nil Paid Rights were, at the time they lapsed, in uncertificated form, to the person registered as the holder of those Nil Paid Rights at the time of their disablement on the Australian Share Register or Strate or, in the case of Qualifying DI Holders, to the person registered as the holder of those DI Nil Paid Rights at the time of their disablement in CREST.

Rights Issue Shares or New Depository Interests for which acquirers are procured on this basis will be reallotted to the acquirers and the aggregate of any premiums (being the amount paid by the acquirers after deducting the 115 pence per Rights Issue Share (or its equivalent in A$ or ZAR, as applicable, at the time of sale) and the expenses of procuring the subscribers, including any applicable brokerage and commissions, amounts in respect of value added tax and currency conversion costs), if any, will be paid (without interest) to those persons entitled (as referred to above) *pro rata* to the relevant lapsed provisional allotments, save that amounts of less than £5.00 per holding will not be so paid but will be aggregated and retained for the benefit of the Company. Cheques for the amounts due will be sent by post, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first-named in the case of joint holders). However, where any entitlement concerned was held:

(a) on the Australian Share Register, the amount due will be sent by cheque to the registered address of the person(s) entitled unless the person(s) have a direct credit authority recorded on their holding on the Australian Share Register, in which case the amount due will be credited to their nominated bank account;

(b) in CREST, the amount due will, unless the Company, or the Depository on behalf of the Company, (in its absolute discretion) otherwise determines, be satisfied by the Company procuring the creation of an assured payment obligation in favour of the relevant Qualifying DI Holder's (or CREST sponsored Qualifying DI Holder's) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism; or

(c) in Strate, the amount due will be sent by cheque to the registered address of the person(s) entitled unless the person(s) have a direct credit authority recorded on their holding on the South African Share Register, in which case the amount due will be credited to their nominated bank account.

Any transactions undertaken pursuant to this paragraph 6 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments or other entitlements and neither the Company, Merrill Lynch International nor Euroz nor any other person procuring subscribers shall be responsible for any loss or damage (whether actual or alleged) arising from the terms or timing of any such subscription, any decision not to endeavour to procure subscribers or the failure to procure subscribers on the basis so described. Merrill Lynch International and Euroz will each be entitled to retain any brokerage fees, commissions or other benefits received in connection with these arrangements.

In fulfilling its obligations under the Placing and Rights Issue Underwriting Agreement, Euroz will primarily seek to procure acquirers for the Rights Issue Shares to the extent not taken up under the Rights Issue who are both located in Australia and are sophisticated or professional investors in accordance with Section 708(8) or Section 708(11) of the Australian Corporations Act.

7 Times and dates

The Company shall, in its discretion and after consultation with its financial and legal advisers, be entitled to amend the dates that Entitlement and Acceptance Forms, Provisional Allotment Letters and Forms of Instruction are despatched or dealings in Nil Paid Rights or DI Nil Paid Rights commence or cease or amend or extend the latest date for acceptance under the Rights Issue and all related dates set out in this document and in such circumstances shall notify the ASX, the UK Listing Authority, the LSE and the JSE, and make an announcement on ASX, the JSE and to the LSE (through a Regulatory Information Service). Aquarius expects to publish a supplementary document on or about 21 April 2009 containing Aquarius' consolidated financial statements for the quarter ended 31 March 2009.

If a supplementary document is issued by the Company two or fewer business days prior to the latest time and date for acceptance and payment in full under the Rights Issue specified in this document (or such later date as may be agreed between the Company and the parties to the Placing and Rights Issue Underwriting Agreement), the latest date for acceptance under the Rights Issue shall be extended to the date that is three business days after the date of issue of the supplementary prospectus (and the dates and times of principal events due to take place following such date shall be extended accordingly).

8 Governing law

The terms and conditions of the Rights Issue as set out in this document, the Entitlement and Acceptance Form, the Provisional Allotment Letter and the Form of Instruction shall be governed by and construed in accordance with English law.

9 Jurisdiction

The courts of England and Wales are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with the Placing and the Rights Issue, this document, the Entitlement and Acceptance Form, the Provisional Allotment Letter, or the Form of Instruction. By accepting rights under the Rights Issue in accordance with the instruction set out in this document and, the Entitlement and Acceptance Form, the Provisional Allotment Letter or the Form of Instruction, Qualifying Shareholders irrevocably submit to the jurisdiction of the courts of England and Wales and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

PART IV
INFORMATION ON THE AQUARIUS GROUP

Investors should read the whole of this document including the tables in this Part IV and not rely solely upon summarised information.

1 Overview

Aquarius is a focused PGM producer, with operations on the eastern and western limbs of South Africa's PGM-bearing mineralised zone, the Bushveld Complex, and the Great Dyke Complex in Zimbabwe. Aquarius' attributable PGM (4E) production in the financial year ended 30 June 2008 was 500,203 ounces. Following the temporary closure of the Everest mine, Aquarius' production target for the financial year ended 30 June 2009 has been revised to 450,000 to 475,000 ounces.

The Aquarius Group had revenues of US$919 million for the financial year ended 30 June 2008 and US$139 million for the six months ended 31 December 2008. Net profit for the financial year ended 30 June 2008 was $236 million, equal to US$0.92 cents per share. The net loss for the six months ended 31 December 2008 of US$70 million equal to US$0.25 per share, was primarily due to the significant reduction in metal prices experienced since June 2008, which saw platinum prices decrease from an average of US$2,036 per ounce in the month of June to an average of US$840 per ounce in the month of December and rhodium prices decrease from an average of US$9,774 per ounce in the month of June to US$1,220 per ounce in the month of December.

The Common Shares are quoted on ASX, are listed and admitted to trading on the London Stock Exchange's main market for listed securities and are listed and admitted to trading on the Main Board of the JSE. The Company also has a sponsored Level 1 ADR program in the United States. As at 25 March 2009, the market capitalisation of Aquarius was approximately £602 million. Aquarius is a member of the FTSE 250, an index that comprises the 250 "most capitalised companies on the London Stock Exchange".

The Company's primary mining assets in South Africa are the Kroondal, Marikana and Everest mines which are operated through its wholly owned subsidiary AQPSA. In October 2008, Aquarius increased its equity interest in AQPSA from 67.5 per cent. to 100 per cent. following completion of the final phase of its South African BEE transaction with the Savannah Consortium (**SavCon**). In 2004, SavCon had acquired shares in AQPSA, to comply with the BEE requirements in the MPRD Act and the Mining Charter. In October 2008, SavCon exchanged its shares in AQPSA for Common Shares.

The Aquarius Group also holds a 50 per cent. interest in the Chrome Tailings Retreatment Plant (**CTRP**) and in Platinum Mile Resources (Pty) Limited (**Platinum Mile**). CTRP and Platinum Mile both recover PGMs from the tailings streams of various platinum and chrome mining operations on the western limb of the Bushveld Complex and are held through Aquarius' wholly owned subsidiary, Aquarius Platinum (South Africa) (Corporate Services) (Pty) Ltd (**ASACS**).

Location of Aquarius' operations in South Africa and Zimbabwe


Locality of Aquarius' operations in South Africa and Zimbabwe
Lusaka
N
MALAWI
ZAMBIA
Harare
MOZAMBIQUE
Great Dyke
ZIMBABWE
Bulawayo
Mimosa Mine
Beira
BOTSWANA
Bushveld Complex
Gaborone
Kroondal
Marikana
Everest
Pretoria
Maputo
SOUTH AFRICA
0 100km

2 History and development of Aquarius Platinum Limited

Aquarius Platinum Limited is a Bermuda incorporated company that was established in 1998 as an investment holding company in connection with the restructuring and redomiciliation of Aquarius Platinum Limited (at that time, an Australian incorporated public company). Aquarius was admitted to listing on the ASX as an exploration venture in 1999. Aquarius first entered the PGM industry with the creation and implementation of the project at Kroondal.

A wholly owned subsidiary of Aquarius entered into a strategic alliance with Impala Platinum in 1998 and signed a concentrate offtake agreement for the Kroondal mine. In 2000, Impala Platinum sold the Everest and Chieftains Plain deposits to Aquarius in return for a 25.5 per cent. interest in AQPSA.

The Kroondal mine was commissioned in August 1999, ahead of schedule and below budget. In October 1999, Aquarius joined the London Stock Exchange's AIM market. Aquarius was admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities in July 2003.

In December 2000, Aquarius launched a cash offer to acquire the minority interests in Kroondal Platinum Mines Limited (**KPM**), a company listed on the JSE. In 2002 Aquarius achieved control of KPM. KPM was subsequently delisted from the JSE and consolidated with the Aquarius Group's other South African interests into AQPSA to provide a more efficient corporate structure.

In July 2002, Aquarius acquired a 50 per cent. stake in ZCE Platinum Limited. Through this acquisition, Aquarius also acquired Mimosa Mining Company Private Limited (**Mimosa**) and the Mimosa mine in Zimbabwe, thereby diversifying its asset base and providing a significant boost to its resources.

In 2002, the South African government adopted the MPRD Act and the Mining Charter. The MPRD Act (promulgated in May 2004) requires the transfer of 26 per cent. of the equity of assets at a local South African level within 10 years to BEE bodies. In October 2004 Aquarius announced that it had reached agreement with SavCon, a BEE consortium, which would provide SavCon with a 29.5 per cent. interest in AQPSA for a total investment of approximately ZAR860 million. The proceeds of this sale were used in the construction of the Aquarius Group's Everest mine. As a result of this transaction, and an assisted share buy back and share split, SavCon became the owner of 19.98 per cent. of Aquarius' issued share capital, which was subsequently reduced to 18.89 per cent.

Longevity to the Aquarius Group mine life was provided by two pooling and sharing agreements with RPM, one at the Kroondal mine and one at the Marikana mine respectively. Agreed in 2003, the Kroondal pooling and sharing agreement added its first new production in March 2005. With the addition of new reserves by RPM, mine operations at Kroondal were expanded and mine life was extended by 8 years to 2017. Later this arrangement was emulated through the Marikana pooling and sharing agreement whereby RPM contributed reserves for underground mining adjacent to AQPSA's open pit operations and processing infrastructure. Like the Kroondal pool and share agreement, the Marikana pool and share agreement added new production and extended mine life by 8 years to 2024.

3 Strategy

Aquarius' management believe that the Company has demonstrated a strong track record of growth and development based on a clear strategy and well-tested and effective operating principles.

The key operating principles of Aquarius' business model include:

(a) utilising capital intensive rather than labour intensive mining. This brings with it a higher degree of mechanisation and other innovations in design, mining and processing;

(b) ensuring a low overhead structure across the Aquarius Group;

(c) entering into long-term contracts for the sale of concentrate. From Aquarius' perspective, this approach has overcome the significant financial and technical barriers to entry and the associated risk within the PGM business of setting up and running large-scale processing facilities; and

(d) remaining supportive of the good fiscal regime in South Africa and being BEE compliant.

Aquarius' strategy is built around the following core areas:

(a) maximising the value of the Aquarius Group's existing operations through:

- extension of the useful life of the operations through brownfields developments, acquisition of additional adjoining properties and entering into innovative structures such as the two pool and share agreements put in place at the Kroondal and Marikana mines; and
- rigorous cost control and maintaining a low overhead cost structure;

(b) identifying, acquiring, developing and mining smaller-scale deposits. Deposits of this nature have often been overlooked by the major players in the industry. Mineral rights acquired in this way, particularly in light of the "use it or lose it" legislation in South Africa, can be cost-effective. The acquisition and development of the Everest mine demonstrates Aquarius' ability to deliver on this aspect of its strategy; and

(c) acting as a consolidator in the junior PGM mining space through the identification and acquisition of junior PGM mining operations. The current state of the PGM market as well as prevailing conditions in international financial markets has placed many junior operators under financial strain, creating an environment where they could benefit from combining with a larger, more experienced operator such as Aquarius that also benefits from having current cash flow. The Possible Acquisition is an example of such a combination.

4 Industry Overview

During the financial year ended 30 June 2008, the PGM markets experienced soaring prices followed by a dramatic correction and price reduction during the second half of the financial year ended 30 June 2008. The prices of platinum and rhodium rose to all time record levels during the early part of the financial year ended 30 June 2008. The platinum price peaked at US$2,276 per ounce in early March and that of rhodium at US$10,100 per ounce in June 2008. The price of palladium also touched a multi-year high of US$588 per ounce. From the record highs reached earlier in the year, the average monthly prices in December 2008 reduced to US$840 per ounce for platinum, US$176 per ounce for palladium and US$1,015 per ounce for rhodium, respectively 58 per cent., 61 per cent. and 89 per cent. lower than in June 2008.

Average prices reported on the free market for the financial year ended 30 June 2007, financial year ended 30 June 2008 and first half of the 2009 financial year were:

	FY2007	FY2008	H1 FY2009
Platinum	US$1,208 per ounce	US$1,661 per ounce	US$1,203 per ounce
Palladium	US$ 339 per ounce	US$ 399 per ounce	US$ 261 per ounce
Rhodium	US$5,275 per ounce	US$7,389 per ounce	US$4,069 per ounce

5 Outlook for the PGM market

High prices during the early part of 2008 drove down demand for metal encouraging consumers to control consumption and drive down inventories. This was coupled with a weakening in global economics which has seen a drop off in overall global demand for metal. Consequently, the next 12 to 18 months for the PGM market are expected to be difficult trading conditions with downside risk to the current basket price remaining. Even though an estimated 30 per cent. of producers are producing at costs higher than the current basket price, it will take a period of time for supply and demand momentum to adjust to the current prices and reach a new equilibrium level.

The reduction in vehicle sales, reduced PGM content resulting from technological advancement, reduced demand for diesel engines as a result of lower oil prices and the impact of the general recessionary environment affecting jewellery sales, have combined to considerably weaken the demand side.

On the supply side there are a number of expansions which were planned to start delivering PGMs in 2009 which could increase production by over 700,000 ounces. To date there has been limited information on curtailment of production and an anticipated 270,000 ounces of incremental supply is expected to come from these junior producers.

However, over the longer term the Company anticipates that stricter emissions standards will force the use of diesel particulate filters on almost all diesel cars sold in Europe, supporting platinum demand despite a worsening outlook for global vehicle production. In the jewellery industry, latent demand remains intact and is anticipated to provide price support. Additionally, the amount of metal returned to the market from second-hand jewellery in Japan has recently decreased as the price has fallen, and as a result net demand is expected to improve. However, price volatility affects the trade's confidence, so a sustained period of price stability would benefit the industry further and help rebuild demand to previous levels.

Similarly, the Company anticipates significant supply side intervention should weak metal prices prevail in the medium term given a significant turn-around in the economic prospects of production expansions at current prices.

Platinum

Total platinum world supply for the 2008 calendar year showed a second successive year of declining output at 6.078 million ounces, a decrease of 7 per cent. from 2007. Modest production growth was achieved in North America but production fell in Russia and South Africa.

South Africa, the world's largest platinum producer, contributes approximately 76 per cent. of global platinum production and its ability to maintain and increase output is critical to the determination of platinum prices. In early 2008, shortages of electricity and skilled personnel and a range of technical issues impacted on production in South Africa and resulted in significant increases in platinum prices during the first part of 2008. The rapid deterioration in the global economy, the resultant fall in the demand for platinum from the autocatalyst industry and sales by speculative investors led to a dramatic fall in platinum prices during the latter half of 2008.

The net demand for platinum decreased by 3 per cent. from 2007 to 2008 to 6.510 million ounces as the strength in the industrial and investment sectors was insufficient to offset the weakness in the autocatalyst and jewellery sectors. Gross autocatalyst demand fell due to the steep decline in vehicle sales whilst high prices during the first half of 2008 resulted in a decline in the fabrication of jewellery and a dramatic increase in the recycling of scrap metals.

However, there was significant uptake in jewellery during the second half of the year, resulting in higher demand than anticipated. Since the price collapse to a low in early December 2008, platinum

has staged a modest recovery aided by rising jewellery demand, investments in exchange traded funds and a rise in net non-commercial open interest on NYMEX and TOCOM.

Palladium

The palladium market ended the 2008 calendar year with a smaller surplus of 0.192 million ounces. Palladium demand remained virtually unchanged in 2008 with the decline in autocatalyst demand offset by strength in other applications, including jewellery, industrial and investment. Palladium continued to increase its share of the gasoline and light-duty diesel markets but the growth in these areas could not counteract the steep decline in demand from the North American autocatalyst market. Supplies of palladium declined sharply owing partly to a reduction in South African production and a decline in shipments from Russia. The decline in shipments from Russia in 2008 was due to less production by MMC Norilsk Nickel, a major palladium producer and reduced shipments from Russian state-held inventories.

Supply and demand assumptions point to a moderate surplus in the palladium market for the foreseeable future but this is highly dependent on Russian state-held inventories and when they will be released. In the first two months of 2009 palladium prices have shown a moderate recovery based on investment demand.

Other PGMs

Despite a reduction in rhodium demand, the market for rhodium was in overall deficit for the 2008 calendar year with total demand of 0.765 million ounces as compared with total supply of 0.722 million ounces. With the rhodium price rising dramatically over the past few years, manufacturers have intensified their efforts to reduce the rhodium content of catalyst systems. Demand therefore declined in the developed markets of North America, Europe and Japan. The decline was further exacerbated by the reduction in strategic inventory held by some manufacturers. An increase in demand from nations such as China and Russia was insufficient to offset the decline and overall demand fell to its lowest levels in 7 years.

6 Business overview and description

Aquarius is primarily an explorer, developer and mine operator focussed on PGMs and associated base metals in sub-Saharan Africa. Aquarius' operating methods concentrate on a low-cost mechanised mining approach. Aquarius has capitalised on mining lower-grade and smaller deposits that have been overlooked by other miners. This capital intensive approach has served Aquarius well in an industry that is still dominated by deep-level labour intensive mining. Efficient ore processing with the application of dense media separation to increase ore quality is a core Aquarius practice.

Aquarius does not process its metals in concentrate, instead preferring to sell these metals to Anglo Platinum and Impala Platinum. Aquarius is paid upfront for these metals, thereby avoiding the smelting and refining pipeline processes and sales and marketing of the metals. This mitigates some of the technical and financial risk associated with the downstream industry.

7 Current Operations

Kroondal

The Kroondal mine is situated on the western limb of the Bushveld Complex in North West Province, South Africa. AQPSA has partnered with RPM in a pooling and sharing agreement since 2003. The pooling and sharing agreement has enabled AQPSA to expand the scope of the Kroondal mine operations and extend the mine life to 2017. Under the pooling and sharing agreement 50 per cent. of the mineral resources and mineral reserves are attributable to AQPSA.

The Kroondal mine, which exploits the UG2 Reef, comprises four operating decline sections: the Central, East, No 3 and K5 shafts which access the Kroondal and Townlands blocks. The Kroondal mine also has two concentrator plants, K1 and K2, with a combined capacity of 570,000 tonnes per month. AQPSA has an offtake agreement for the processing and refining of its concentrate with

RPM in respect of Kroondal. The offtake agreement with IRS Ltd came to an end during the course of the financial year ended 30 June 2008.

Key statistics		Financial year ended 30 June	
Year		2008	2007
Tonnes mined	(Mt)	**6.4**	6.6
Tonnes processed	(Mt)	**6.0**	6.3
Average grade (4E)	(g/t)	**2.61**	2.81
Cost per PGM (4E) ounce	(R/oz)	**4,241**	3,069
	(US$/oz)	**587**	427
Capital expenditure	(Rm)	**347**	250
	(US$m)	**48**	35
Production of metal in concentrate	(oz)		
Platinum		**234,041**	263,930
Palladium		**113,400**	127,048
Rhodium		**41,852**	46,097
Gold		**1,823**	2,275
Total production		**391,117**	439,351
Total attributable production to Aquarius		**195,558**	219,674

Marikana

The Marikana mine lies 8 k.m. east of Kroondal, on the western limb of the Bushveld Complex, in North West Province, South Africa, and consists of underground (1 and 4 shafts) and open-pit operations. Marikana's concentrator plant has a monthly processing capacity of 220,000 tonnes. The mine life for the Marikana mine is until 2021.

AQPSA has a second pooling and sharing agreement with RPM at the Marikana mine and the financial year ended 30 June 2008 was the second full year of its operation of this agreement. The pool and share agreement includes a dense media separation plant. Under the pooling and sharing agreement 50 per cent. of the mineral resources and mineral reserves are attributable to AQPSA. Concentrate produced from mineral reserves contributed by AQPSA to the pooling and sharing agreement is smelted, refined and marketed by IRS Ltd. Concentrate produced from mineral reserves contributed by RPM to the pooling and sharing agreement is smelted, refined and marketed by RPM.

Key statistics		Financial year ended 30 June	
Year		2008	2007
Tonnes mined	(Mt)	**2.1**	2.1
Tonnes processed	(Mt)	**2.1**	2.0
Average grade (4E)	(g/t)	**2.89**	3.19
Cost per PGM (4E) ounce	(R/oz)	**7,575**	5,219
	(US$/oz)	**1,048**	727
Capital expenditure	(Rm)	**110**	201
	(US$m)	**15**	28
Production of metal in concentrate	(oz)		
Platinum		**78,786**	80,903
Palladium		**33,916**	37,719
Rhodium		**12,073**	12,750
Gold		**808**	1,003
Total production		**125,583**	132,375
Total attributable production		**62,791**	66,187

Everest

The Everest mine, the newest mine within the Aquarius portfolio was commissioned in December 2005. The Everest mine is 100 per cent. owned by Aquarius and is located on the eastern limb of the Bushveld Complex in the province of Mpumalanga, South Africa. Currently, the mine consists only of an underground operation that exploits the UG2 Reef, the open pit operation having been concluded in the financial year ended 30 June 2008. The rehabilitation of the open pits is largely

completed. A concentrator plant with a monthly capacity of 230,000 tonnes processes the mined material. Concentrate from the Everest mine is smelted, refined and marketed by IRS Ltd. The remaining mine life of the Everest mine is approximately 9 years.

On 8 December 2008 the Aquarius Group announced the temporary suspension of operations at Everest owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. Management has continued to assess the situation in conjunction with the South African DME and a section 54 notice in terms of the Mine Health and Safety Act is in force prohibiting normal mining operations. Inspection teams are allowed to enter the mine and the resumption of pumping operations has been permitted.

The business interruption due to subsidence is a significant event and in assessing the lowest-risk way forward in terms of safety and operating cash flow impact, the decision has been made to suspend operations for a minimum of six months. This time will allow for a detailed technical investigation and the determination of alternatives to re-establish access and beltways into the underground workings so that the Everest mine can be returned to production in a safe manner. The directors of the Aquarius Group believe that the subsidence event does not jeopardise the sustainability of the Everest mine on a long-term basis.

Key statistics		Financial year ended 30 June	
Year		2008	2007
Tonnes mined	(Mt)	**2.1**	2.4
Tonnes processed	(Mt)	**2.1**	2.4
Average grade (4E)	(g/t)	**2.98**	2.89
Cost per PGM (4E) ounce	(R/oz)	**4,126**	3,373
	(US$/oz)	**571**	470
Capital expenditure	(Rm)	**81**	132
	(US$m)	**11**	19
Production of metal in concentrate	(oz)		
Platinum		**94,428**	94,398
Palladium		**46,034**	52,527
Rhodium		**16,255**	15,534
Gold		**1,278**	1,478
Total production		**157,995**	163,938
Total attributable production to Aquarius		**157,995**	163,938

Mimosa

The Mimosa mine, which is located within the Wedza Geological Complex, on the southern portion of the Great Dyke Complex in Zimbabwe, comprises a shallow underground mine accessed via a decline shaft and a surface concentrator plant. The mine is overseen by joint venture partners Aquarius and Impala Platinum. Mimosa has an offtake agreement with Centametall AG of Switzerland. Under this contract, concentrate produced by the Mimosa mine is delivered to IRS Ltd in South Africa for processing and refining. The Mimosa mine has a mine life of 25 years.

Key statistics		Financial year ended 30 June	
Year		2008	2007
Tonnes mined	(Mt)	**1.89**	1.85
Tonnes processed	(Mt)	**1.73**	1.69
Average grade (4E)	(g/t)	**3.57**	3.66
Cost per PGM (4E) ounce	(US$/oz)	**446**	383
Capital expenditure	(US$ million)	**33**	14
Production of metal in concentrate	(oz)		
Platinum		**76,565**	77,771
Palladium		**58,154**	59,216
Rhodium		**5,966**	6,030
Gold		**10,148**	10,553
Total production		**150,832**	153,570
Total attributable production to Aquarius		**75,416**	76,785

Chromite Tailings Retreatment Plant

In addition to expanding mining activities, Aquarius has also moved into processing chromite and platinum tailings to recover PGMs. CTRP is located adjacent to the Kroondal mine and re-treats old dump and tailings streams from the beneficiation process used at neighbouring chromite mines. Environmentally, CTRP has a beneficial impact as it cleans up old dumps on the Kroondal property, which are remnants of earlier chromite activities in the area. CTRP is jointly owned by Aquarius (50 per cent.), which also manages the plant, Ivanhoe Nickel and Platinum Limited (25 per cent.) and Sylvania South Africa (Pty) Limited (25 per cent.).

Key statistics		**Financial year ended 30 June**	
Year		**2008**	**2007**
Tonnes processed	(000t)	**274**	182
Average grade (4E)	(g/t)	**4.20**	4.32
Cost per PGM (4E) ounce	(R/oz)	**2,666**	2,377
	($/oz)	**369**	331
Capital expenditure	(Rm)	**20**	1
Production of metal in concentrate	(oz)		
Platinum		**6,114**	4,512
Palladium		**2,201**	1,629
Rhodium		**1,513**	1,252
Gold		**22**	15
Total production		**9,849**	7,408
Total attributable production to Aquarius		**4,924**	3,703

8 Recent Developments

Platinum Mile

In 2008, ASACS acquired a 50 per cent. interest in Platinum Mile which operates a tailings retreatment facility located on RPM's lease area, adjacent to the Kroondal mine and processes certain tailings from RPM. The concentrate produced by Platinum Mile is sold to RPM with which it has a profit share arrangement. This concentrate agreement is due for renewal in 10 years. Platinum Mile currently produces approximately 20,000 ounces of PGM in concentrate per annum. The remaining 37 per cent. of Platinum Mile is held by Mvelaphanda Holdings (Pty) Limited, 8.3 per cent. by Newinvest 275 (Proprietary) Limited and 4.7 per cent. by John Brownrigg Consulting (Proprietary) Limited.

The acquisition of Platinum Mile was effective from 1 March 2008 and consequently no comparative data is available.

Possible Acquisition

Aquarius has signed an implementation agreement with Ridge pursuant to which, subject to the satisfaction of the pre-conditions relating to (i) the successful outcome of the Placing, Rights Issue and Convertible Bond Issue and (ii) the arrangement, on terms satisfactory to Aquarius, acting reasonably in its absolute discretion, of sufficient bridge funding for the continued operation of the Blue Ridge mine, Aquarius has agreed to make an offer for the entire issued and to be issued capital of Ridge. Further details on the Possible Acquisition are contained in paragraph 18 of Part XI of this document and further information on Ridge (including relevant financial information) is contained in Part VIII and Part IX of this document.

First Plats Agreement

In February 2009, Aquarius, AQPSA and First Plats entered into the First Plats Agreement pursuant to which AQPSA will acquire from First Plats a prospecting and mining business for PGMs in the Salene Mining Area and First Plats Mining Area. The consideration for the acquisition is determined by reference to the aggregate cash value of 2,732,000 Common Shares. The sale of the business is subject to the transfer of ownership of the relevant mining licences to AQPSA which as per the terms of the agreement, must take place within 18 months from 5 February 2009.

9 Organisational Structure

The Aquarius Group is characterised by its flat organisational structure. Aquarius' registered office is located in Bermuda, and the Aquarius Group maintains a corporate office in Perth, Australia. Executive management is limited to the Chief Executive Officer, Stuart Angus Murray. The composition of the Board of Aquarius is set out in Part XI of this document.

AQPSA provides the organisational structure for the Kroondal, Marikana and Everest mines. AQPSA has its own board of directors and as at the end of February 2009 had 65 employees and 2 consultants. In Zimbabwe, a local management team manages operations with oversight from a board which comprises representatives of Aquarius, its joint venture partner Impala Platinum and executive management. The current number of employees at the Mimosa mine was 1,650 in February 2009.

ASACS has 1 employee. There is also a board overseeing the Platinum Mile tailings project. The labour headcount for the Platinum Mile tailings project was 4 as at 25 March 2009. CTRP has no employees as at 25 March 2009.

The current corporate structure is much simpler following the acquisition by Aquarius of Impala Platinum's shareholding in AQPSA in April 2008 and the exchange of the SavCon shareholding in AQPSA to an interest in Aquarius in October 2008. As a consequence of these transactions, Aquarius enjoys 100 per cent. ownership of AQPSA, as illustrated in the diagram below.



Aquarius Platinum
100%
50%
100%
Aquarius Platinum SouthAfrica
Mimosa Holdings
Aquarius Platinum (SA) Corporate Services
50%
Kroondal
50%
Marikana
100%
Everest
100%
Mimosa
50%
CTRP
50%
Platinum Mile
Legend
Corporate
Projects

10 Property, Plant and Equipment

Property, plant and equipment as stated in the financial statements for the six months ended 31 December 2008 are valued at US$195.9 million. Cash assets as stated in the financial statements for the six months ended 31 December 2008 are valued at US$87.0 million.

11 Summary Mineral Resource and Mineral Reserve Information

The following is summary mineral resource and mineral reserves information extracted without material amendment from the mineral resource and mineral reserve statement published by Aquarius in the 2008 Annual Report and Accounts (the "**Mineral Resource and Mineral Reserves Statement**"). A copy of the full report is available at www.aquariusplatinum.com.

The Mineral Resource and Mineral Reserve Statement reflects the mineral resources and mineral reserves of Aquarius' operations in South Africa (through AQPSA) and in Zimbabwe as at 30 June 2008 and have been reported in accordance with SAMREC Code and JORC Code. The JORC Code is the Australasian equivalent of SAMREC Code (with only minor variations) and is prepared under the auspices of the AusIMM. The SAMREC Code and SACNASP are officially recognised on a reciprocal basis by AusIMM.

The mineral resource and mineral reserves information set out below is based on information compiled by Competent Persons. The Competent Persons are duly registered with SACNASP. The mineral resource and mineral reserve statements are compliant with the SAMREC Code which is analogous with the JORC Code. The Competent Persons have taken into account the definitions included in both codes and the mineral resource and mineral reserve quantities reported here are considered to be fully compliant in all material respects to the requirements of the SAMREC Code and JORC Code. The Competent Persons have consented to the inclusions in the minerals resource and mineral reserves statement of the matters based on their information in the form and context in which it appears. All mineral resource and mineral reserve estimations for AQPSA mines have been audited by an independent Competent Person.

11.1 Mineral resource and mineral reserve information:

				Mineral reserves attributable to Aquarius		Mineral resources attributable to Aquarius			
Mine	**Ownership**	**Mining Method**	**Commodity**	**Proved (Mt)**	**Probable (Mt)**	**Measured (Mt)**	**Indicated (Mt)**	**Inferred (Mt)**	**Competent Person**
Kroondal Pool and Share	50%	UG/OC	PGM	25.35	4.27	21.11	4.03	0.57	JEV/FHC/AW/AR
Marikana Pool and Share	50%	UG/OC	PGM	13.76	3.05	13.27	5.23	2.03	JEV/FHC/ AAW
Everest	100%	UG	PGM	14.49	7.96	18.02	15.06	6.49	CH/FHC/AW
Mimosa	50%	UG	PGM	9.22	8.46	21.54	13.45	10.84	FHC/JJV

Definitions:

OC = opencast;
UG = underground;

Notes:

(1) The mineral resources and mineral reserve statements are presented on a total mine basis as at 30 June 2008, unless otherwise stated.

(2) The measured mineral resource is inclusive of the proved mineral reserve.

(3) Rounding off of numbers in the tables may result in minor computational discrepancies; where this occurs it is deemed insignificant.

(4) See "Important Information—Mineral Resource and Mineral Reserve reporting—basis for preparation" for an explanation of the basis for preparation of these amounts.

Competent Persons:

JEV—Ernie Venter
CH—Cecilia Hattingh
FHC—Ina Cilliers
AW—Anton Wheeler
AR—Rudi Rodulph
JJV—Seef Vermaak

11.2 Production

	2008		2007		2006	
Mine	**Total Production**	**Attributable Production**	**Total Production**	**Attributable Production**	**Total Production**	**Attributable Production**
			(oz)			
Kroondal	391,117	195,558	439,351	219,674	439,445	219,722
Marikana	125,583	62,791	132,375	66,187	85,912	56,617
Everest	157,995	157,995	163,938	163,938	97,031	97,031
Mimosa	150,832	75,416	153,570	76,785	142,407	71,204

Notes:

(5) See "Important Information—Mineral Resource and Mineral Reserve reporting—basis for preparation" for an explanation of the basis for preparation of these amounts.

11.3 Statutory authorisations, licences and concessions

11.3.1 Mining rights (South Africa)

In April 2004, the MPRD Act was enacted to provide equal access to, and sustainable development of South Africa's mineral and petroleum resources. The MPRD Act provides a dispensation which entirely replaces that created by the Minerals Act, 1991 and vests the South African government, as opposed to private property owners, with custodianship of South Africa's resources. Based on the MPRD Act, any company or person can apply for the right to prospect for or mine a mineral from the DME. Under the MPRD Act, any old order mining rights must be converted by April 2009, or they will lapse.

AQPSA applied for conversion of all material mining rights in October 2006, and currently holds three converted mining rights as shown in the table below.

Mine	Province	Type of right
Kroondal mine	North West	Converted mining right
Marikana mine	North West	Converted mining right
Everest mine	Mpumalanga	Converted mining right

The mining rights that RPM contributed to both P&SA1 and P&SA2 were old order mining rights. RPM has applied to the DME for conversion of these rights in terms of the MPRD Act. The DME has accepted the conversion applications.

11.3.2 Terms and conditions of mining rights (South Africa)

To be successful, an application for a mining right must comply with the MPRD Act, which requires every mine to have a mine work programme, an environmental management plan and a social and labour plan, as outlined below. The MPRD Act also requires companies to utilise the rights granted to them in order to retain them.

Mine work programme

The MPRD Act requires companies to submit a mine work programme, which consists of a mine plan and gives the DME sufficient evidence that the company has the financial ability to conduct the work proposed.

Environmental management plan

As part of the environmental management plan, AQPSA is required to conduct an environmental impact assessment, provide evidence of financial provision for the remediation of environmental damage and make provisions for the issuing of closure certificates for the mine (which are compulsory upon the lapsing of the mining right or cessation of activities). AQPSA must complete and submit annual compliance reports to the DME on the status and progress of the environmental management plan.

Social and labour plan

The MPRD Act introduced a broad-based socio-economic charter, the Mining Charter, that sets a framework, targets and timetable for effecting the entry of HDSAs into the mining industry. Targets, timeframes and commitments are set for human resource development; employment equity; non-discrimination against foreign migrant labour; mine community and rural development; housing and living conditions; procurement and ownership (which has a target of 26 per cent. equity ownership by HDSAs within 10 years). As such the social and labour plan, which must be approved as part of the application process, must focus on community issues. The social and labour plan must contain targets, timeframes and commitments in accordance with the these elements and annual compliance reports are submitted to the DME. The social and labour plans also contains specific commitments with regard to expenditure on local economic development projects and human resource development programmes, as required by the Mining Charter.

All of AQPSA's mining rights are held in good order, and all currently comply with the conditions outlined above. The mining rights, once granted, are valid for the life of the mine.

11.3.3 Mining rights (Mimosa)

Section 135 of the Mines and Minerals Act enables the holder of a registered mining location or of contiguous registered mining locations to make a written application to the mining commissioner for the issue to him of a mining lease in respect of a defined area within which such mining locations are situated. On 5 September 1996 a mining lease, number 24, was granted to Mimosa for an area of six thousand five hundred and ninety one hectares situated 25 k.m. west of Kombraai Estate and Wedza state land in the mining district of Masvingo. The mining lease comprises the consolidation of 39 registered claims. The lease was registered for nickel, copper, cobalt, gold, silica, chromite and platinum group minerals and Mimosa currently holds the mining rights to that lease.

Mine	Province	Type of right
Mimosa mine	Masvingo (Zimbabwe)	Converted to a mining lease

11.3.4 Terms and conditions of mining rights (Mimosa)

No special conditions are attached.

Mine work programme

Regular submissions of mine plans updated quarterly, half yearly and annually are made to the government Mining Engineer's office to monitor progress and compliance to regulations.

Environmental management plan

As part of the environmental management plan, the company has drawn environmental management programs that have been implemented to prevent significant adverse environmental impacts. Quarterly environmental audits that highlight non-conformances and detail preventive and corrective action plans are conducted by the mine. Quarterly reports on environmental monitoring for facilities on permits are submitted to Zimbabwean Environmental Management Agency in compliance with the Environmental Management Act of Zimbabwe and Water Act of Zimbabwe. Provisions have been set in the budget to fund on-going rehabilitation work as well as mine closure requirements.

Social and labour plan

Issues relating to employment equity and fair labour practices are provided for in the Labour Act of Zimbabwe and the Zimbabwean National Employment Council for the mining industry. Whereas there is no specific provision on historically disadvantaged people, Mimosa has, as part of good practice, put in place policies to address issues such as employing from the community, gender empowerment and dealing with small to medium scale businesses in the community.

The mine also has a comprehensive corporate social responsibility program in place aimed at assisting the both the local and wider community.

PART V
OPERATING AND FINANCIAL REVIEW OF THE AQUARIUS GROUP

1 Business performance and operating and financial review

The key information that comprises the discussion of Aquarius' current trading and prospects can be found in Part I of this document.

The key information that comprises the operating and financial review of the Aquarius Group for the financial year ended 30 June 2008 can be found on the following pages of the 2008 Annual Report and Accounts and is incorporated by reference herein: Pages 4-61 and 74-79.

The key information that comprises the operating and financial review of the Aquarius Group for the financial year ended 30 June 2007 can be found on the following pages of the 2007 Annual Report and Accounts and is incorporated by reference herein: Pages 2-3, 5-53 and 58-63.

The key information that comprises the operating and financial review of the Aquarius Group for the financial year ended 30 June 2006 can be found on the following pages of the 2006 Annual Report and Accounts and is incorporated by reference herein: Pages 2-3, 5-41 and 45-48.

The key information that comprises the operating and financial review of the Aquarius Group for the six months ended 31 December 2008 can be found on pages 1-6 and 10-16 of the 2009 Half Yearly Results and is incorporated by reference herein.

The key information that comprises the operating and financial review of the Aquarius Group for the six months ended 31 December 2007 can be found on pages 1-6 and 10-20 of the 2008 Half Yearly Results and is incorporated by reference herein.

See Part XII of this document for further details about information that has been incorporated by reference into this document.

2 Capitalisation and indebtedness

As at 31 January 2009, the unaudited gross capitalisation of the Aquarius Group was US$420.3 million. Of this amount, total shareholders' equity was US$260.7 million and total gross indebtedness was US$159.6 million. The portion of the current secured debt was US$157.7 million and the portion of the non-current secured debt was US$1.9 million. The Aquarius Group's unaudited net indebtedness position as at 31 January 2009 was US$94.2 million, being the Aquarius Group's gross indebtedness of US$159.6 million (US$157.7 million current debt and US$1.9 million non-current debt) offset by cash or cash equivalents of US$65.4 million.

The following table sets out the unaudited total current debt, total non-current debt (excluding the current portion of long-term debt) of the Aquarius Group as at 31 January 2009 and capitalisation (calculated in accordance with IFRS) of the Aquarius Group as at 31 January 2009:

	$'000s
Total current debt	
Secured	(157,690)
	(157,690)
Total non-current debt	
Secured	(1,922)
	(1,922)
Total gross indebtedness as at 31 January 2009	**(159,612)**
Shareholders Equity	
Called up share capital	(16,355)
Share premium account	(244,329)
Total shareholders equity at 31 January 2009	**(260,684)**
Gross capitalisation at 31 January 2009	**(420,290)**

There has been no material change to the capitalisation of the Aquarius Group since 31 January 2009.

The table below sets out the net financial indebtedness of the Aquarius Group as at 31 January 2009, extracted without adjustment from the Aquarius Group's internal unaudited management accounts.

		$'000s
Cash at bank		53,710
Short term deposits		11,693
Liquidity	**(a)**	**65,403**
Current bank debt—RMB	(i)	(157,690)
Current financial indebtedness	**(b)**	**(157,690)**
Net Current Financial Indebtedness (a+b)	**(c)**	**(92,287)**
Non-current bank debt—Investec Limited	(ii)	(1,477)
Non-current bank debt—Land and Agricultural Bank of South Africa	(iii)	(289)
Non-current bank debt	(iv)	(156)
Non-current financial indebtedness	**(d)**	**(1,922)**
Net financial indebtedness as at 31 January 2009	**(c) + (d)**	**(94,209)**

Notes:

(i) A secured current Bridge Loan Facility.

(ii) A secured non-current bank loan from Investec Bank.

(iii) A secured non-current loan from the Land and Agricultural Bank of South Africa.

(iv) Includes a finance lease, which relates to a subsidiary company.

Save as disclosed above and excluding intra-group indebtedness and guarantees, at the close of business on 25 March 2009 no member of the Aquarius Group had any outstanding loan capital (including loan capital created but unissued), term loans or any other borrowings or indebtedness in the nature of borrowings, including indirect indebtedness, bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase commitments, obligations under finance leases, guarantees or other contingent liabilities.

3 Liquidity and capital resources

The Aquarius Group's liquidity requirements arise principally from its working capital requirements and capital expenditure investments. The Aquarius Group needs continued access to funding in order to meet its trading obligations, to support investment in the organic growth of the business and to make acquisitions when opportunities arise. The Aquarius Group's sources of funding include equity contributed by shareholders, cash flows generated by operations and borrowings from banks and other financial institutions.

Cash and borrowings

Borrowings as at 31 January 2009 comprise the following:

(i) A Rand Merchant Bank bridge loan facility due 30 June 2009 totalling ZAR1,577.5 million (approximately US$167 million) (**Bridge Loan Facility**);

The terms of the facility are as follows:

- Interest is calculated as the aggregate of the Johannesburg Interbank Acceptance Rate (**JIBAR**) and a credit margin as follows: 1.85 per cent. for the period from the date of the initial draw down to 30 September 2008, 2.1 per cent. from 30 September 2008 to 31 December 2008, 2.35 per cent. from 31 December 2008 to 31 March 2009 and 3.00 per cent. from 31 March 2009 to 30 June 2009. Interest is paid on a quarterly basis commencing September 2008. During the period ended 30 June 2008 the loan from Rand Merchant Bank bore interest at an average rate of 13.14 per cent..
- The loan is secured by a first ranking fixed and floating charge over all assets of the company.

- Repayments of principle can be made in full or in part not more than once per calendar month and in amount of not less than ZAR25 million. On each interest repayment date a prepayment against the outstanding facility balance will be made through a cash sweep of AQPSA's available credit bank balances.

(ii) A loan of US$1,477,000 from Investec Bank by Platinum Mile;

The loan bears interest at 10.13 per cent. and is repayable in quarterly instalments of capital and interest, with final payment due in March 2010. The loan is secured against the plant and equipment asset of the Platinum Mile joint venture.

(iii) A loan of US$289,600 from Land and Agricultural Bank of South Africa; and

Interest is charged at 13.75 per cent. per annum and it is repayable in annual instalments of ZAR427,600 on 15 June of each year, with a final payment due on 15 June 2017. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR3,290,253 and cross guarantees between all the companies in the TKO group.

(iv) A finance lease, which relates to a subsidiary company, which is secured by a vehicle included in mining assets to the value of ZAR64,327.

The lease bears interest at the prime bank lending rate. It is repayable in monthly instalments of ZAR2,378 with the final payment due on 31 August 2011.

All of the above facilities are fully drawn, and Aquarius has no other borrowings.

Aquarius' cash balances at 31 January 2009 were held at banks in the following currencies:

(i) US$29.394 million
(ii) ZAR 240.035 million
(iii) GBP 1.085 million
(iv) AUD 16.627 million
(v) HKD 0.083 million
(vi) Euro 0.051 million

Aquarius has a debt to equity ratio of 0.1076 times, with net financial indebtedness as at 31 January 2009 of US$94.2 million and equity capital value of US$876 million based upon the closing price of Aquarius on the London Stock Exchange on 25 March 2009 of 184 pence per share.

Treasury Policy

The Aquarius Group operates internationally and maintains cash balances and liabilities in a number of currencies. Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency for each entity within the Aquarius Group. The Aquarius Group's borrowings and cash deposits are largely denominated in US dollars, South African Rand, Australian dollars and are managed according to the operational needs of the business.

Apart from the Bridge Loan Facility, borrowings are on a limited, asset securitised basis on a fixed or floating basis as appropriate to the business case.

Currently there are no foreign exchange hedge programmes in place, however, the Aquarius Group treasury function manages the purchase of foreign currency to meet operational requirements. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate a component of US dollar sales into Zimbabwean dollars. Aquarius anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to remeasurement as required.

South Africa's exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area on the one hand and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by Excon. Further information on South Africa's exchange control regulations are found in paragraph 20 of Part XI.

The Aquarius Group's main interest rate exposure arises from short-term loans with interest charges based on either the London Inter-Bank Offered Rate (**LIBOR**) or JIBAR. Floating rate

debt exposes the Aquarius Group to cash flow interest rate risk. Cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities in the form of receivables, investments in shares, payables and provisions, are non-interest bearing.

The Aquarius Group currently does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimising the Aquarius Group's funding structure.

Covenants

The existing Rand Merchant Bank Bridge Loan Facility has a number of financial covenants including:

(i) Net debt to equity ratio must be maintained at or below 1, 3:1; and
(ii) Current asset to current liability ratio must be maintained at a minimum of 1, 2:1.

As a result of the temporary suspension of operations at Everest, announced on 8 December 2008, Aquarius technically breached an event of default in the term of the Bridge Loan Facility. Rand Merchant Bank did not call an event of default, whilst retaining their rights pending a satisfactory outcome to plans to repay the Bridge Loan Facility by 30 June 2009. Part of the proceeds of the Placing and the Rights Issue and all of the proceeds of the Convertible Bond Issue are expected to be applied in repaying in full the Bridge Loan Facility prior to 30 June 2009.

Cash flows from operations

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Half year ended 31 December 2008
$'000

	Note:	Half year ended 31/12/08	Half year ended 31/12/07	Year ended 30/06/08
Net operating cash inflow	(i)	(15,880)	205,152	339,073
Net investing cash outflow	(ii)	(24,444)	(32,996)	(118,048)
Net financing cash outflow	(iii)	(30,094)	(95,297)	(320,081)
Net increase in cash held		**(70,418)**	**76,859**	**(99,056)**
Opening cash balance		170,956	287,663	287,663
Exchange rate movement on cash	(iv)	(13,584)	4,160	(17,651)
Closing cash balance		**86,954**	**368,682**	**170,956**

Notes on the Consolidated Cash Flow Statement for the half year ended 31 December 2008

(i) Net operating cash flow includes US$243.5 million net inflow from sales (includes net repayment of US$90 million of pipeline advances since June 2008), US$247.8 million paid to suppliers, net finance expense of US$9.7 million.

(ii) Reflects development and plant and equipment expenditure of US$24.4 million.

(iii) Includes the final dividend for payment to shareholders of US$26.2 million and US$3.6 million AQPSA dividend to minorities.

(iv) Reflects movement of Rand against the US dollar.

Commodity Price Exposure

The Aquarius Group's revenues are exposed to commodity price fluctuations, in particular movements in the price of PGMs. The Aquarius Group regularly measures exposure to commodity price risk by stress testing the Aquarius Group's forecast financial position to changes in PGM prices.

The Aquarius Group does not hedge commodity prices. The Plat Mile Joint Venture (of which the Aquarius Group has a 50 per cent. interest) had a forward commitment that was completed in

December 2008 for the delivery of a fixed amount PGMs at fixed prices as described in Note 27 to the consolidated financial statements on page 120 of 2008 Annual Report and Accounts. The forward commitment program was not be renewed at its completion.

Cash effects of pipeline sales advances

Net cash inflows from operations primarily comprise sales of concentrate to smelters under perpetual evergreen contracts. Pipeline sales advances and balancing payments provide an element of working capital for Aquarius during the period from concentrate delivery to metal sale. Pipeline sales advances consist of a cash pre-payment of 90 per cent. of the contained metal value made to Aquarius by the smelter at the time of delivery of the concentrate based upon the prevailing metal price at the time. The final settlement of the contract occurs three to four months after delivery and provides for balancing cash payments to be made based upon the average prevailing metal price for the month prior to ultimate sale. In times of rising metal prices the balancing payments are in Aquarius' favour, and in times of falling metal prices the balancing payments are in the smelters' favour. Whilst providing a valuable source of working capital, these arrangements also produce an element of volatility to Aquarius' cash balances.

During the six months ended 31 December 2008, the net repayment of pipeline sales advances amounted to US$90 million resulting from the decline in PGM prices during the period. Following the recent stabilisation in PGM prices, the Directors do not expect the Company's cash balances to be materially adversely impacted in the near future from further pre-payment settlement.

Recent Corporate Actions

During the financial year ended 30 June 2008, Aquarius completed the US$790 million repurchase of 8.4 per cent. of Aquarius' issued share capital and a 20 per cent. stake in AQPSA, a landmark transaction that increased Aquarius' free-float to 100 per cent. and increased ownership in Aquarius' South African operations. The transaction was financed in part by the issue of 23,144,000 Common Shares, raising a net US$366 million, with the balance being funded by existing cash resources and debt.

Further details of the movement in cash flows may be found in the Company's 2008 Annual Report and Accounts, 2007 Annual Report and Accounts and 2006 Annual Report and Accounts, in addition to the announcement of interim results for the six months ended 31 December 2008.

Capital commitments

The principal capital commitment of Aquarius is the Bridge Loan Facility from RMB which had an outstanding balance of approximately ZAR1,577.5 million (US$167 million) at 25 March 2009 (being the last practicable date before the date of this document), is due for repayment on 30 June 2009.

On 8 December 2008, Aquarius management announced the temporary suspension of operations at the Everest mine owing to geo-technical issues, namely instability as a result of subsidence occurring over an upper area of the mine. However, Aquarius management believes that the subsidence event does not jeopardise the sustainability of Everest on a long term basis and that technically acceptable alternatives exist to reopen the mine. The capital expenditure associated with the potential restart of the Everest mine is currently estimated to be ZAR200 to 250 million.

On 27 March 2009, Aquarius announced that it has signed an implementation agreement with Ridge regarding a possible share for share offer for Ridge. In order to be able to fully realise the benefits of the Possible Acquisition, Aquarius will require additional operating and capital expenditure, currently estimated to be ZAR310 million through the 2010 calendar year.

New capital

The above capital commitments are in excess of existing cash resources of the Company. In order to meet Aquarius' capital commitments, the Company has completed a Placing of 46,330,000 Placing Shares at a price of 180 pence per Placing Share (US$2.62) on 26 March 2009, announced an underwritten rights issue to raise GBP48 million (US$69 million), and an underwritten issue of convertible bonds to raise ZAR500 million to ZAR650 million (US$53 million to US$69 million), ZAR500 million of which is underwritten.

Taking into account the combined proceeds of these underwritten capital raisings, and the existing cash resources and facilities of the Company, the Company has sufficient working capital for its present requirements.

Placing

Placees have subscribed for 46,330,000 Placing Shares at a placing price of 180 pence per Placing Share, which will, subject to customary closing conditions, raise (US$121 million) (ZAR1,148 million) (before expenses). The Placing has been underwritten as to settlement by Merrill Lynch International and Euroz. The Placees will be Qualifying Shareholders for the purposes of the Rights Issue.

Rights Issue

The Company is offering 41,491,737 Rights Issue Shares by way of Nil Paid Rights and DI Nil Paid Rights to Qualifying Shareholders at A$2.39, 115 pence or ZAR15.83 per Rights Issue Share, payable in full on acceptance by no later than the Closing Date.

The Rights Issue, which is fully underwritten by Merrill Lynch International and Euroz, is expected to raise approximately US$69 million (ZAR657 million) (before expenses). The Rights Issue will be on the basis of 1 Rights Issue Share for every 9 Existing Shares. It is expected that Admission will occur and that dealings in the Rights Issue Shares (fully paid) will commence on ASX on 7 May 2009, and on both the LSE and the JSE on 30 April 2009.

Convertible Bond

RMB has agreed to underwrite the Convertible Bond Issue up to ZAR500 million. The Company has granted RMB an option to require the Company to issue additional Convertible Bonds of up to a further ZAR150 million, to increase the total amount that may be raised under the Convertible Bond Issue to ZAR650 million. RMB's obligations under the Convertible Bond Underwriting Agreement (including the underwriting) are conditional, *inter alia*, on UK Placing Admission occurring on or before the Placing Admission Date. Completion of the Convertible Bond Issue is expected to take place on or around 11 May 2009.

Please refer to paragraph 3.4.2 of Part XI of this document for further information on the Convertible Bond Issue.

PART VI
HISTORICAL FINANCIAL INFORMATION ON THE AQUARIUS GROUP

The consolidated financial statements of the Aquarius Group included in the annual report and accounts of Aquarius for the financial years ended 30 June 2008, 30 June 2007 and 30 June 2006 together with the audit reports thereon are incorporated by reference into this document.

Ernst and Young of 11 Mounts Bay Road, Perth WA 6000 Australia, as auditor, has issued unqualified audit opinions on the consolidated financial statements of the Aquarius Group included in the annual report and accounts of Aquarius for the financial years ended 30 June 2008, 30 June 2007 and 30 June 2006.

The audit opinion for the financial year ended 30 June 2008 is set out on page 86 of the 2008 Annual Report and Accounts.

The audit opinion for the financial year ended 30 June 2007 is set out on page 70 of the 2007 Annual Report and Accounts.

The audit opinion for the financial year ended 30 June 2006 is set out on page 55 of the 2006 Annual Report and Accounts.

See Part XII of this document for further details about information that has been incorporated by reference into this document.

1. Half Year Report

Aquarius' 2008 Half Year Report including the unaudited condensed half year financial report of Aquarius for the six months ended 31 December 2007 and the accompanying audit review report is set out below.

1.1 Half year report for the six months ended 31 December 2007

Appendix 4D

HALF YEAR REPORT
6 MONTHS ENDED 31 DECEMBER 2007

Aquarius Platinum Limited

ABN	Reporting period	Previous corresponding period
087 577 893	Six months ended 31/12/07	Six months ended 31/12/06

Results for announcement to the market

				$US'000
Revenues from ordinary activities	up	28%	to	423,657
Profit from ordinary activities after tax attributable to members	up	25%	to	106,646

Dividends	Amount per security	Franked amount per security
Interim dividend	10¢	—¢
Record date for determining entitlements to the dividend	29 February 2008	

Refer to the Half Yearly Results announcement released in conjunction with this appendix 4D to the market on 7th February 2008.

The amounts contained in this report have been rounded to the nearest $1,000 (where rounding is applicable).

Director's Report

Your directors submit their report for the half-year ended 31 December 2007.

Directors

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Nicholas T Sibley
Stuart A Murray
Sir William Purves
Kofi Morna
G Edward Haslam
Timothy Freshwater
David Dix
Zwelakhe Mankazana (Alternate to Kofi Morna)

Review and Results of Operations

Aquarius Platinum Limited (Aquarius) recorded an operating profit after tax for the six month period of US$106.6M, an increase of 25 per cent. over the previous corresponding period ("pcp").

The profit was achieved on a 28 per cent. increase in revenue from US$330.4 million to US$423.7 million. All mining operations returned increased profits for the six month period compared to the pcp. Mimosa was the only mine that reported a lower profit compared to the pcp. This was due to lower PGM sales caused by (1) adverse foreign exchange effects due to local currency depreciation and (ii) disruptions to production during the period and shipment delays which caused 25 per cent. of December's sales to be held over to January 2008.

Amortisation and depreciation were higher at $24.2 million from $18.8 million in line with the Group's capital development plans and also on account of amortising the increased rehabilitation liability as reassessed in June 2007. Net finance income for the period of $3.3 million, comprised $12.2 million in interest income and $8.9 million in interest expense. Included in interest expense is a non cash element of $3.0 million relating to the net present value adjustments to the Marikana and Kroondal rehabilitation provisions.

Operating Contribution	31/12/07	31/12/06	%+/-
PGM Ounces			
Attributable production	277,813	277,156	—
Profit US$'000			
Kroondal	89,598	77,140	16%
Marikana	15,788	14,179	11%
Everest	87,236	49,321	77%
Mimosa	31,073	41,381	(25)%
CTRP	3,205	1,739	84%
Other/Corporate	892	(4,776)	—
Net profit before tax	227,790	178,984	27%
Tax expense	(59,178)	(46,175)	28%
Net profit after tax	168,614	132,809	27%
Outside equity interest	(61,968)	(47,438)	31%
Net profit attributable to members	**106,644**	**85,371**	**25%**

The Directors have declared an interim dividend of 10 cents per share (2007: 4 cents per share) payable on 21 March 2008 to shareholders registered on 29 February 2008.

Regretfully, Aquarius recorded 5 fatalities during the half-year at its South African mines. Aquarius extends its deepest condolences to the family and friends of Mr Juan Paulo, Mr Tete Tlali, Mr Ernst Mower, Mr Tseliso Nthunya, and Mr Thabiso Chaka.

The US$ prices for platinum group metals showed healthy gains over the period, with the PGM basket price (platinum, palladium, rhodium and gold) in South Africa averaging $1,455 per PGM ounce across the operations, an increase of 26 per cent. compared to the previous corresponding period. The Zimbabwean basket price increased 13 per cent. to $1,074 for the half year to December 2007, although the significant fall of the nickel price, reduced Mimosa's revenue.

Aquarius' cash balances increased by $81 million during the half-year to $368.7 million at 31 December 2007. Group cash was impacted during the first half year by repayment of minority shareholder loans ($55 million) and a capital reduction by Acquarius Platinum (SA) (Pty) Ltd of which the minorities share was $14 million dollars.

The Zimbabwean Government's draft Bill proposing 51 per cent. indigenous ownership has not been enacted as the Parliament was adjourned without passing the proposed legislation. Parliament will resume sitting after the presidential, parliamentary and local government elections on 29 March 2008.

Signed in accordance with a resolution of the Directors.

Nicholas T Sibley
Chairman

Date: 7th February 2008

Condensed consolidated income statement

(Half year ended 31 December 2007)

	31/12/07 $US'000	31/12/06 $US'000
Revenue	423,657	330,388
Cost of sales	(175,662)	(142,578)
Gross profit	**247,995**	**187,810**
Other income	595	386
Administrative and other costs	(3,822)	(3,574)
Foreign exchange gain/(loss)	(8,068)	1,684
Finance costs	(8,908)	(7,322)
Profit before income tax	**227,792**	**178,984**
Income tax expense	(59,178)	(46,175)
Net profit	**168,614**	**132,809**
Attributable to:		
Equity holders of Aquarius Platinum Limited	106,646	85,371
Minority interests	61,968	47,438
	168,614	**132,809**
Earnings per share (EPS)		
Basic EPS	41.58 cents	33.46 cents*
Diluted EPS	41.17 cents	33.28 cents*

* Adjusted for three for one share split approved by shareholders on 23 November 2007.

Condensed consolidated statement of recognised income and expenses

(Half year ended 31 December 2007)

	31/12/07 $US'000	31/12/06 $US'000
Foreign currency translation adjustments recognised directly in equity	9,460	5,404
Net profit for the period	168,614	132,809
Total recognised income and expenses	178,074	138,213
Attributable to:		
Equity holders of Aquarius Platinum Limited	111,754	88,100
Minority interests	66,320	50,113
Total recognised income and expenses	178,074	138,213

Condensed consolidated balance sheet

(As at 31 December 2007)

	As at 31/12/07 $US'000	As at 30/06/07 $US'000	As at 31/12/06 $US'000
Non-current assets			
Receivables	12,803	11,612	8,156
Available for sale investments	431	418	419
Property, plant and equipment	214,043	219,113	212,140
Mining assets	316,408	299,672	279,145
Total non-current assets	**543,685**	**530,815**	**499,860**
Current assets			
Cash	368,682	287,663	263,563
Trade and other receivables	107,282	100,573	71,245
Inventories	37,677	26,123	26,946
Other	910	—	660
Total current assets	**514,551**	**414,359**	**362,414**
Total assets	**1,058,236**	**945,174**	**862,274**
Non-current liabilities			
Payables	2,391	54,228	124,410
Interest bearing liabilities	33,731	31,272	34,843
Deferred tax liabilities	109,010	103,378	91,654
Provisions	72,205	69,026	41,159
Total non-current liabilities	**217,337**	**257,904**	**292,066**
Current liabilities			
Trade and other payables	45,651	44,715	37,978
Interest bearing liabilities	140	4,583	25
Current tax liabilities	21,715	4,851	9,840
Provisions	622	576	394
Total current liabilities	**68,128**	**54,725**	**48,237**
Total liabilities	**285,465**	**312,629**	**340,303**
NET ASSETS	**772,771**	**632,545**	**521,971**
Shareholders equity			
Issued capital	12,827	12,823	12,686
Share premium reserve	149,592	149,423	144,966
Equity benefits reserve	351	351	252
Equity reserve	(22,584)	(22,584)	10,564
Foreign currency translation reserve	3,907	(988)	(1,072)
Retained earnings	398,106	317,113	225,418
Equity attributable to members of Aquarius Platinum Limited	**542,199**	**456,138**	**392,814**
Minority interests	230,572	176,407	129,157
TOTAL EQUITY	**772,771**	**632,545**	**521,971**

Condensed consolidated statement of cash flows

(Half year ended 31 December 2007)

	31/12/07 $US'000	31/12/06 $US'000
Cash flows related to operating activities		
Receipts from customers	403,521	311,215
Payments to suppliers and employees	(165,148)	(131,008)
Interest received	12,202	8,437
Interest paid	(5,880)	(7,322)
Income taxes paid	(39,543)	(22,296)
Net operating cash flows	**205,152**	**159,026**
Cash flows related to investing activities		
Payment for mine development and property, plant and equipment	(22,996)	(22,919)
Payment for mine closure/rehabilitation costs	—	(2,570)
Redeemable deposit	(10,000)	—
Net investing cash flows	**(32,996)**	**(25,489)**
Cash flows related to financing activities		
Proceeds from issues of shares	173	1,288
Repayment of share-plan loans	—	313
Return of capital	(14,587)	—
Repayment of borrowings	(55,230)	(23,288)
Dividends paid	(25,653)	(15,208)
Net financing cash flows	**(95,297)**	**(36,895)**
Net increase in cash held	**76,859**	**96,642**
Cash at beginning of period	287,663	162,425
Net foreign exchange differences	4,160	4,496
Cash at end of period	**368,682**	**263,563**

BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Aquarius Platinum Limited as at 30 June 2007. It is also recommended that the half-year financial report be considered together with any public announcements made by the company and its controlled entities during the half-year ended 31 December 2007 in accordance with the group's continuous disclosure obligations.

a) **Basis of Accounting**

The half-year financial report is a general-purpose condensed financial report, which has been prepared in accordance with International Accounting Standard 34 ("IAS 34").

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments that have been measured at fair value.

The consolidated financial information has been rounded to the nearest thousand of US dollars unless otherwise stated.

Where appropriate figures for the comparative period have been restated to make them comparable with the disclosures adopted for the half-year ended 31 December 2007.

b) **Changes in Accounting Policies**

Since 1 July 2007 the Group has adopted the following standards and interpretations, mandatory for annual period beginning on or after 1 July 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

- IFRS 7 *Financial Instruments: Disclosure*
- IAS 1 *Amendments—Presentation of Financial Statements*
- IFRIC 8 *Scope of IFRS 2*
- IFRIC 9 *Reassessment of embedded derivatives*
- IFRIC 10 *Interim Financial Reporting and Impairment*
- IFRIC 11 (IFRS2) *Group and Treasury Share Transactions*

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report.

Notes to the condensed consolidated income statement

	31/12/07 $US'000	31/12/06 $US'000
Revenue from ordinary activities		
Sales revenue	411,455	322,337
Interest revenue	12,202	8,051
Total revenue	423,657	330,388
Cost of sales		
Amortisation and depreciation	20,727	15,192
Amortisation of fair value uplift	3,512	3,756
Cost of production	149,886	121,605
Royalties	1,537	2,025
Total cost of sales	175,662	142,578

Details of individual and total dividends and dividend payments

Date the interim dividend is payable	21 March 2008
Record date to determine entitlements to the dividend	29 February 2008
Has the dividend been declared?	Yes

Interim dividends on all securities

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	—	—¢	—¢
	Previous period	25,653	30*¢	—¢
Interim dividend:	Current period	25,653	10¢	—¢
	Previous period	10,152	12*¢	—¢

* Prior to three for one share split approved by shareholders 23 November 2007

The proposed interim dividend for the current period of 10 cents per share has not been provided for in the Balance Sheet in accordance with International Financial Reporting Standards. The company does not have a dividend reinvestment plan.

Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	31/12/07 $US'000	31/12/06 $US'000
Net Profit:	168,614	132,809
Adjustments:		
Net profit attributable to outside equity interest	(61,968)	(47,438)
Earnings used in calculating basic and diluted earnings per share	**106,646**	**85,371**

	Current period Number of Shares	Previous corresponding period Number of Shares*
Weighted average number of ordinary shares used in calculating basic earnings per share	256,513,648	255,129,218
Effect of dilutive securities:		
Share options	2,518,328	1,357,141
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	**259,031,975**	**256,486,359**

* Adjusted for three for one share split approved by shareholders on 23 November 2007.

Details of associates and joint venture entities

The Group has an interest (that is material to it) in the following entity:

Name of entity	Percentage of ownership interest held at end of period		Contribution to net profit	
	31/12/07	31/12/06	31/12/07 $US'000	31/12/06 $US'000
Mimosa Investments Limited	50%	50%	25,908	33,975
Total			**25,908**	**33,975**

Group's share of joint venture:	31/12/07 $US'000	31/12/06 $US'000
Profit from ordinary activities before tax	31,044	41,476
Income tax on ordinary activities	(5,136)	(7,501)
Profit from ordinary activities after tax	25,908	33,975
Adjustments	—	—
Share of net profit of joint venture entities	**25,908**	**33,975**

Subsequent Events

Dividend

On 5 February 2008 a dividend of 10 cents per ordinary share was declared. The record date to determine entitlement to the dividend is 29 February 2008 and the dividend will be paid on 21 March 2008.

Acquisition of 50% Interest in Platinum Mile Resources (Pty) Ltd

Aquarius Platinum Limited has announced today that it has entered into a binding agreement for the acquisition of a 50% interest in Platinum Mile Resources (Pty) Ltd (Platinum Mile). The shareholding will be acquired from a consortium of private investors and Mvelaphanda Holdings (Pty) Ltd.

Platinum Mile operates a tailings re-treatment facility which is located in Rustenburg, North West Province. It is situated within Rustenburg platinum Mine's lease area, adjacent to Aquarius' Kroondal operation.

The Platinum Mile plant currently produces approximately 20,00 ounces of PGMs (4E) per annum and production ramp-up plans and technological innovations should see the production from the operation increase to above 35,000 ounces of PGMs (4E) per annum.

The consideration payable to the shareholders of Platinum Mile for 50% of the issued share capital amounts to R420 million. The payment comprises of R210 million in cash and R210 million in Aquarius Platinum shares, issued on the South African register, at a fixed price of R78.33 (January 2008 VWAP).

More information will be provided to shareholders following conclusion of this transaction.

Contingency : Moolman Mining Dispute

AQPSA has received a response from Moolman Mining to AQPSA's answering affidavit in Moolman Mining's counter-application in the motion proceedings instituted by AQPSA. AQPSA's application is to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and fall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation when the mining contract in question was originally concluded. The response has not changed AQPSA's view of the merits of the matter in any respect.

AQPSA has served a plea to Moolman Mining's counterclaim in the abovementioned action proceedings. AQPSA denies that any amounts whatsoever are owing to Moolman Mining because such claims arise either directly out of the mining contract or as a result of a finding that AQPSA was not entitled to rescind the mining contract. A finding that there was a misrepresentation at the instance of Moolman Mining will have the effect that none of the amounts in the counter-claim will be payable.

All pleadings in the matter are now closed and the legal teams will be meeting in the near future to discuss a time table and procedural issues for the hearing of the matter.

Segment reporting

The economic entity operates in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four geographical segments—South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

31 December 2007 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
Revenue	2,259	368,057	135	53,206	—	423,657
Intersegment revenues	9,710	—	311	—	(10,021)	—
Segment revenue	11,968	368,057	446	53,206	(10,021)	423,657
Segment result	2,927	192,822	—	31,045	998	227,792
Income tax expense						(59,178)
Profit after tax						168,614
Minority interest						(61,968)
Net profit						106,646
Segment assets	204,974	685,490	4,326	163,446	—	1,058,236
Segment liabilities	19,703	255,369	666	9,727	—	285,465

31 December 2006 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
Revenue	228	271,844	745	57,571	—	330,388
Intersegment revenues	746	—	250	—	(996)	—
Segment revenue	974	271,844	995	57,571	(996)	330,388
Segment result	(889)	137,293	48	41,476	1,055	178,983
Income tax expense						(46,174)
Profit after tax						132,809
Minority interest						(47,438)
Net profit						85,371
Segment assets	72,333	645,361	24,513	120,067	—	862,274
Segment liabilities	21,846	304,797	538	13,122	—	340,303

Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
Ordinary securities	256,534,266	256,534,266		
Changes during current period:				
Increases through issues	—	—	—	—
Increases through option conversions	78,963	—	£1.11	—
Decreases through returns of capital, buybacks, redemptions	—	—	—	—

Category of securities	Total number	Number quoted	Exercise Price	Expiry date (if any)
Options *(description and conversion factor)*				
Unlisted employee options each convertible for one ordinary share				
Employee options	280,002	—	£1.11	21/11/13
	1,465,440	—	£0.85	11/06/11
	419,730	—	£0.85	11/06/11
	653,781	—	£0.97	02/11/11
	240,108	—	£2.34	02/08/12
Changes during current period:				
Issued during current period—Employee options				
Exercised during current period	78,963	—	£1.11	—
Expired during current period	157,932	—	£1.11	—

Share Split

On 23 November 2007 shareholders approved a 3 for 1 split of the Company's ordinary shares.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Aquarius Platinum Limited I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2007 and the performance of the consolidated entity for the half-year ended on that date; and

   ii) comply with International Accounting Standard IAS 34; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Nicholas Sibley
Chairman

Date: 7th February 2008

1.2 **Ernst & Young review report on the half year financial report for the six months ended 31 December 2007**



■ The Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

■ Tel 61 8 9429 2222
Fax 61 8 9429 2436

Report on the Condensed Half-Year Financial Report of Aquarius Platinum Ltd

We have reviewed the accompanying 31 December 2007 financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, which comprises the condensed consolidated balance sheet as at 31 December 2007, and the condensed consolidated income statement, condensed consolidated statement of recognised income and expenses and condensed consolidated statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes, other information as set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration, but exclude the following sections:

—Results for Announcement to the Market

—Directors' Report

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with International Accounting Standards and the ASX Listing Rules as they relate to Appendix 4D. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with the International Standard on Auditing on review engagements ISRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report does not present fairly the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complies with International Accounting Standard 34 Interim Financial Reporting and the ASX Listing Rules as they relate to Appendix 4D. As the auditor of Aquarius Platinum Ltd and the entities it controlled during the half-year, ISRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquires, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the Independence requirements of the international professional ethical pronouncements.

Ernst & Young

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, does not;

(a) present fairly the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date;

(b) comply with International Accounting Standard 34 *Interim Financial Reporting*, and

(c) comply with the ASX Listing Rules as they relate to Appendix 4D.



Ernst & Young



V W Tidy
Partner
Perth
7 February 2008

2. 2009 Half Year Report

Aquarius' 2009 Half Year Report including the unaudited condensed half year financial report of Aquarius for the six months ended 31 December 2008 and the accompanying audit review report is set out below.

2.1 Half year report for the six months ended 31 December 2008

Appendix 4D

HALF YEAR REPORT
6 MONTHS ENDED 31 DECEMBER 2008

Aquarius Platinum Limited

ABN	Reporting period	Previous corresponding period
087 577 893	Six months ended 31/12/08	Six months ended 31/12/07

Results for announcement to the market

				$US'000
Revenues from ordinary activities	down	67%	to	139,179
Loss from ordinary activities after tax attributable to shareholders	Up	166%	to	(70,130)

Dividends	Amount per security	Franked amount per security
Interim dividend	—¢	—¢

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 5th February 2009.

Director's Report

Your directors submit their report for the half-year ended 31 December 2008.

Directors

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Nicholas T Sibley
Stuart A Murray
Sir William Purves
Kofi Morna
G Edward Haslam
Timothy Freshwater
David Dix
Zwelakhe Mankazana

Review and Results of Operations

(A) Aquarius Platinum Limited (Aquarius) recorded an operating loss after tax for the six month period of $70.1 million.

(B) The result for the period was heavily influenced by the significant reduction in metal prices since June 2008.

(C) The loss includes $16.8 million (pre-tax) of adjustments associated with the temporary closure of the Everest mine on 8 December 2008 and a $40.5 million negative adjustment arising from the provisionally priced sales booked in the previous financial year and settled during this half-year.

(D) The sales adjustments arose due to the significant correction in metal prices which has seen platinum decrease from an average of $2,036 per ounce for the month of June 2008 to an average of $840 per ounce for the month of December 2008, and rhodium decrease from an average of $9,774 per ounce for the month of June 2008 to an average of $1,220 per ounce for the month of December 2008.

(E) Revenue and gross margins for the half-year were down due to the impact of the negative price adjustment described above.

(F) Production attributable to Aquarius was 255,661 PGM ounces, a decrease of 8 per cent. over the previous corresponding period to December 2007. The major reason for the shortfall was the temporary closure of Everest due to a subsidence event.

Amortisation and depreciation was lower at $21 million from $24 million in line with the 8 per cent. decrease in production. Net finance income for the period of $13 million, comprised $8.5 million in interest income and $21.6 million in interest expense. Included in interest expense is a non cash element of $3.4 million relating to the net present value adjustments to the Marikana and Kroondal rehabilitation provisions.

	31/12/08	31/12/07
PGM Ounces		
Attributable production	260,208	277,813
Mine Operations EBITDA ($'000)		
Kroondal	(24,819)	97,175
Marikana	(11,522)	21,923
Everest	(33,314)	93,728
Mimosa	(3,501)	32,484
CTRP	(1,356)	3,144
Plat Mile	1,734	—
Mine EBITDA	**(72,778)**	**248,454**
Corporate	(13,612)	283
Finance charges (net)	(13,121)	3,295
Amortisation	(21,044)	(24,240)
Impairment of assets	(12,582)	—
Profit/(loss) before tax	**(133,137)**	**227,792**
Tax benefit/(expense)	27,165	(59,178)
Profit/(loss) after tax	**(105,972)**	**168,614**
Minority interest	35,842	(61,968)
Net profit/(loss) attributable to members	**(70,130)**	**106,646**

Aquarius' cash balances decreased $84 million during the half-year to $87 million at 31 December 2008.

Operating cash flows during the six months ended 31 December 2008 were impacted by the significant drop in PGM prices leading to a net repayment of sales advances in the order of $90 million.

In Zimbabwe, the Indigenisation and Economic Empowerment Bill mandating 51 per cent. of indigenous ownership was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into amendments to the Mines and Minerals Act which are yet to be brought before parliament. Depending on the final outcome, one possibility is that the group may lose joint control of the Mimosa Mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a profit or loss to the Group. It is impracticable to quantify any potential impact of a future transaction at this point in time.

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 5th February 2009 for further information.

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable).

Signed in accordance with a resolution of the Directors.

Nicholas T Sibley
Chairman

Date: 5th February 2009

Consolidated income statement

(Half year ended 31 December)

	31/12/08 $US'000	31/12/07 $US'000
Revenue	139,179	423,657
Cost of sales	(197,321)	(175,662)
Gross profit/(loss)	**(58,142)**	**247,995**
Other income	186	595
Administrative and other costs	(4,710)	(3,822)
Foreign exchange loss	(36,299)	(8,068)
Finance costs	(21,590)	(8,908)
Impairment losses	(12,582)	—
Profit/(loss) before income tax	**(133,137)**	**227,792**
Income tax benefit/(expense)	27,165	(59,178)
Net profit/(loss)	**(105,972)**	**168,614**
Attributable to:		
Equity holders of Aquarius Platinum Limited	(70,130)	106,646
Minority interests	(35,842)	61,968
	(105,972)	**168,614**
Earnings per share (EPS)		
Basic Earnings/(loss) per share	(25.09) cents	41.58 cents
Diluted Earnings/(loss) per share	(25.09) cents	41.17 cents

Consolidated statement of recognised income and expenses

(Half year ended 31 December)

	31/12/08 $US'000	31/12/07 $US'000
Foreign currency translation adjustments recognised directly in equity	(17,388)	9,460
Net profit/(loss) for the period	(105,972)	168,614
Total recognised income and expenses	**(123,360)**	**178,074**
Attributable to:		
Equity holders of Aquarius Platinum Limited	(83,929)	111,754
Minority interests	(39,431)	66,320
Total recognised income and expenses	**(123,360)**	**178,074**

Consolidated balance sheet

	As at 31/12/08 $US'000	As at 30/06/08 $US'000	As at 31/12/07 $US'000
Non-current assets			
Receivables	11,522	10,795	12,803
Available for sale investments	1,507	4,804	431
Property, plant and equipment	195,904	214,314	214,043
Mining assets	260,002	284,629	316,408
Goodwill	49,231	58,505	—
Total non-current assets	**518,166**	**573,047**	**543,685**
Current assets			
Cash	86,954	170,956	368,682
Trade and other receivables	71,754	186,964	107,282
Inventories	44,574	35,941	37,677
Other	443	—	910
Total current assets	**203,725**	**393,861**	**514,551**
Total assets	**721,891**	**966,908**	**1,058,236**
Non-current liabilities			
Payables	1,986	2,219	2,391
Interest bearing liabilities	1,933	1,657	33,731
Deferred tax liabilities	47,957	92,288	109,010
Provisions	52,911	58,618	72,205
Total non-current liabilities	**104,787**	**154,782**	**217,337**
Current liabilities			
Trade and other payables	49,552	56,294	45,651
Interest bearing liabilities	176,668	208,161	140
Current tax liabilities	3,035	1,644	21,715
Provisions	380	474	622
Derivative financial instruments	—	1,039	—
Total current liabilities	**229,635**	**267,612**	**68,128**
Total liabilities	**334,422**	**422,394**	**285,465**
NET ASSETS	**387,469**	**544,514**	**772,771**
Shareholders equity			
Issued capital	16,355	13,103	12,827
Shares reserved for share plan	(1,301)	(1,012)	—
Share premium reserve	652,704	550,860	149,592
Equity benefits reserve	409	409	351
Equity reserve	(358,226)	(249,298)	(22,584)
Foreign currency translation reserve	(40,067)	(22,679)	3,907
Retained earnings	117,595	217,531	398,106
Equity attributable to members of Aquarius Platinum Limited	**387,469**	**508,914**	**542,199**
Minority interests	—	35,600	230,572
TOTAL EQUITY	**387,469**	**544,514**	**772,771**

Consolidated statement of cash flows

(Half year ended 31 December)

	31/12/08 $US'000	31/12/07 $US'000
Cash flows related to operating activities		
Receipts from customers	243,487	403,521
Payments to suppliers and employees	(247,740)	(165,148)
Interest received	8,468	12,202
Interest paid	(18,184)	(5,880)
Other income	186	—
Income taxes paid	(2,097)	(39,543)
Net operating cash flows	**(15,880)**	**205,152**
Cash flows related to investing activities		
Payment for mine development and property, plant and equipment	(24,444)	(22,996)
Redeemable deposit	—	(10,000)
Net investing cash flows	**(24,444)**	**(32,996)**
Cash flows related to financing activities		
Proceeds from issues of shares	—	173
Purchase of shares reserved for share plan	(289)	
Return of capital	—	(14,587)
Repayment of borrowings	—	(55,230)
Dividends paid	(26,205)	(25,653)
Dividends paid by subsidiary to minority interests	(3,600)	—
Net financing cash flows	**(30,094)**	**(95,297)**
Net (decrease)/increase in cash held	**(70,418)**	**76,859**
Cash at beginning of period	170,956	287,663
Net foreign exchange differences	(13,584)	4,160
Cash at end of period	**86,954**	**368,682**

Notes to the consolidated income statement

1. Basis of Preparation of the Condensed Half Year Financial Report

The half-year condensed financial report should be read in conjunction with the Annual Financial Report of Aquarius Platinum Limited as at 30 June 2008. It is also recommended that the half-year financial report be considered together with any public announcements made by the company and its controlled entities during the half-year ended 31 December 2008 in accordance with the group's continuous disclosure obligations.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

a) Going concern

For the six months ended 31 December 2008 the Group has reported a net loss of $70.1 million, net cash outflows from operations of $15.9 million and has a net current asset deficiency of $25.9 million.

Notwithstanding this, management has prepared the financial report on the basis that the Group is a going concern.

Management and the Directors' are satisfied that the group will be able to continue as a going concern and meet its debts as and when they fall due. In arriving at this position, Management and the Directors have considered the following pertinent matters:

- The ability of the Group to refinance or renew the AQPSA bridge loan balance of Rand 1.58 billion ($166.7 million) (as at 31 December 2008) due for repayment on 30 June 2009;
- The ability of the Group to raise funds through share placement or other methods of financing as necessary;
- Operating cash flows during the six months ended 31 December 2008 were impacted by the significant drop in PGM prices leading to a net repayment of sales advances in the order of $90 million. With the recent stabilisation in PGM prices sales advances are not expected to continue to impact cash flow adversely unless PGM prices fall further; and
- The return of PGM prices to levels reflecting long term demand.

Should the Group not achieve the matters set out above, there is uncertainty whether it will be able to continue as a going concern and therefore whether it will be able to pay its debts as and when they fall due and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts, or to the amounts or classification of liabilities that might be necessary should the consolidated entity not be able to continue as a going concern.

b) Zimbabwe operations

The Group operates in Zimbabwe where it has net assets at 31 December 2008 with a carrying value of $184.6 million. During the last quarter of the financial year ended 30 June 2008 the Government enacted the Indigenisation and Economic Empowerment Bill mandating 51 per cent. of indigenous ownership. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into amendments to the Mines and Minerals Act which are yet to be brought before parliament. Depending on the final outcome, one possibility is that the group may lose joint control of the Mimosa Mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a profit or loss to the Group. It is impracticable to quantify any potential impact of a future transaction at this point in time. In addition to the above, the economic environment remains uncertain and future developments may have an impact on the ability of the Group to recover the full carrying values of the Group's assets in Zimbabwe.

c) **Basis of Accounting**

The half-year condensed financial report is a general-purpose condensed financial report, which has been prepared in accordance with International Accounting Standard 34 ("IAS 34").

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments and derivatives that have been measured at fair value.

The consolidated financial information has been rounded to the nearest thousand of US dollars unless otherwise stated.

d) **Changes in Accounting Policies**

From 1 July 2008 The Group has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2008.

- Reclassification of Financial Assets (amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments Disclosures)
- Interpretation 12 Service Concession Arrangements and consequential amendments to other International Accounting Standards
- SIC 29 Service Concession Arrangements: Disclosures
- IFRIC 4 (revised) Determining whether an arrangement contains a lease
- IFRIC 13 Customer Loyalty Programmes.
- IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Adoption of these standards and interpretations did not have any effect on the financial position or performance of the Group.

The Group has not elected to early adopted any new standards or amendments.

2. Revenue from ordinary activities

	31/12/08 $US'000	31/12/07 $US'000
Sales revenue	259,801	356,332
PGM price adjustments*	(129,090)	55,123
Interest revenue	8,468	12,202
Total revenue	139,179	423,657

* This represents the impact of PGM price movements on provisionally price sales contracts.

3. Cost of sales

	31/12/08 $US'000	31/12/07 $US'000
Amortisation and depreciation	21,045	24,239
Cost of production	174,605	149,886
Royalties	1,671	1,537
Total cost of sales	197,321	175,662

4. Impairment of assets

	31/12/08 $US'000	31/12/07 $US'000
Impairment of Everest mining assets	10,082	—
Impairment of available for sale investments	2,500	—
Total impairment of assets	12,582	—

Impairment of Everest mining assets

On 7 December 2008 the Company announced the suspension of mining operations for a minimum period of six months at the Everest Platinum Mine following detection of instability in an upper area of the mine. The instability was subsequently found to be a result of subsidence that has occurred over an upper area of the ore body which includes the upper levels of the decline shaft. The Company has made an assessment of the damage to the mine and associated infrastructure resulting in an impairment charge of $10.082 million.

An insurance claim is being prepared and will be lodged. The quantum is still being assessed but preliminary indications indicate a claim amount in the order of approximately Rand 125 million.

Impairment of available for sale investments

Listed investments have been reassessed to fair value at 31 December 2008.

5. Details of individual and total dividends and dividend payments

No interim dividend is proposed.

Interim dividends on all securities

	Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:			
Current period	—	—¢	—¢
Previous period	26,205	10¢	—¢
Interim dividend:			
Current period	—	—¢	—¢
Previous period	25,653	10¢	—¢

6. Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	31/12/08 $US'000	31/12/07 $US'000
Net Profit/(loss):	(105,972)	168,614
Adjustments:		
Net (profit)/loss attributable to outside equity interest	35,842	(61,968)
Earnings/(losses) used in calculating basic and diluted earnings per share	(70,130)	106,646

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	279,486,597	256,513,648
Effect of dilutive securities:		
Share options	—	2,518,328
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	279,486,597	259,031,975

7. **Details of associates and joint venture entities**

The Group has interests in the following entities:

Name of entity	Percentage of ownership interest held at end of period		Contribution to net profit/(loss)	
	31/12/08	31/12/07	31/12/08 $US'000	31/12/07 $US'000
Mimosa Investments Limited	50%	50%	(11,121)	25,908
Chrome Tailings Retreatment Project	50%	50%	—	2,310
Kroondal and Marikana Mines	50%	50%	(15,462)	116,641
Platinum Mile Resources (Pty) Ltd	50%	—	979	—
Total			(25,604)	144,859

Group's share of joint venture:	31/12/08 $US'000	31/12/07 $US'000
Profit/(loss) from ordinary activities before tax	(22,171)	149,995
Income tax on ordinary activities	(3,433)	(5,136)
Share of net profit/(loss) of joint venture entities	**(25,604)**	**144,859**

8. **Subsequent Events**

The government of Zimbabwe effectively dollarised the economy of Zimbabwe and as a result local goods and services may be procured in foreign currencies. It is unclear at this early stage as to the effect this will have on the operations of the Group in Zimbabwe. It is expected that the authorities may raise taxes and duties in foreign currency.

9. **Contingency: Moolman Mining Dispute**

AQPSA has received a response from Moolman Mining to AQPSA's answering affidavit in Moolman Mining's counter-application in the motion proceedings instituted by AQPSA. AQPSA's application is to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and fall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation when the mining contract in question was originally concluded. The response has not changed AQPSA's view of the merits of the matter in any respect.

AQPSA has served a plea to Moolman Mining's counterclaim in the abovementioned action proceedings. AQPSA denies that any amounts whatsoever are owing to Moolman Mining because such claims arise either directly out of the mining contract or as a result of a finding that AQPSA was not entitled to rescind the mining contract. A finding that there was a misrepresentation at the instance of Moolman Mining will have the effect that none of the amounts in the counter-claim will be payable. All pleadings in the matter are now closed and the legal teams will be meeting in the near future to discuss a time table and procedural issues for the hearing of the matter.

10. Segment reporting

The economic entity operates in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four geographical segments—South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

31 December 2008 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
Revenue	575	112,599	91	25,914	—	139,179
Intersegment revenues	25,066	—	311	—	(25,377)	—
Segment revenue	25,641	112,599	402	25,914	(25,377)	139,179
Segment result	(4,798)	(154,262)	33	(7,688)	33,578	(133,137)
Income tax benefit						27,165
Loss after tax						(105,972)
Minority interest						35,842
Net loss						(70,130)
Segment assets	185,757	349,157	2,342	184,635	—	721,891
Segment liabilities	19,025	295,117	285	19,995	—	334,422

31 December 2007 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
Revenue	2,258	368,057	136	53,206	—	423,657
Intersegment revenues	9,710	—	311	—	(10,021)	—
Segment revenue	11,968	368,057	447	53,206	(10,021)	423,657
Segment result	2,927	192,822	—	31,045	998	227,792
Income tax expense						(59,178)
Profit after tax						168,614
Minority interest						(61,968)
Net profit						106,646
Segment assets	204,974	685,490	4,326	163,446	—	1,058,236
Segment liabilities	19,703	255,369	666	9,727	—	285,465

11. Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security	Amount paid up per security (cents)
Ordinary securities	327,095,634	327,095,634		
Changes during current period:				
Increases through issues	65,042,856	65,042,856	A$2.60	—
Increases through option conversions				—
Decreases through returns of capital, buybacks, redemptions				—
			Exercise Price	**Expiry date (if any)**
Options *(description and conversion factor)*				
Unlisted employee options each convertible for one ordinary share				
Employee options				
Changes during current period:				
Issued during current period				
—Employee options				
Exercised during current period				
Expired during current period	—	—	—	—

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Aquarius Platinum Limited I state that:

In the opinion of the Directors:

c) the financial statements and notes of the consolidated entity:

iii) give a true and fair view of the financial position as at 31 December 2008 and the performance of the consolidated entity for the half-year ended on that date; and

iv) comply with International Accounting Standard IAS 34; and

d) subject to the matters disclosed in Note 1 there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Nicholas Sibley
Chairman

Date: 5th February 2009

2.2 Ernst & Young review report on the half year financial report for the six months ended 31 December 2008



Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

To the members of Aquarius Platinum Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying 31 December 2008 financial report of Aquarius Platinum Ltd and the entitles it controlled during the half-year, which comprises the condensed consolidated balance sheet as at 31 December 2008, and the condensed consolidated income statement, condensed consolidated statement of recognised income and expenses and condensed consolidated statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes, other information as set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration, but excludes the following sections:

- Results for Announcement to the Market
- Directors' Report

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with International Accounting Standards and the ASX Listing Rules as they relate to Appendix 4D. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with the International Standard on Auditing on review engagements ISRE 2410 *Review of an interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described. we have become aware of any matter that makes us believe that the financial report does not present fairly the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complies with International Accounting Standard 34 Interim Financial Reporting and the ASX Listing Rules as they relate to Appendix 4D. As the auditor of Aquarius Platinum Ltd and the entities it controlled during the half-year, ISRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the international professional ethical pronouncements.

ERNST & YOUNG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, does not:

(a) present fairly the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date;

(b) comply with International Accounting Standard 34 *Interim Financial Reporting;* and

(c) comply with the ASX Listing Rules as they relate to Appendix 4D.

Inherent Uncertainty Regarding Continuation as a Going Concern and Zimbabwe operations

Without qualification to the conclusion expressed above, we draw attention to note 1 in the financial report. As a result of these matters, there is significant uncertainty whether the group will be able to continue as a going concern and therefore whether it will be able to pay its debts as and when they fall due and realise its assets (including its investments in Zimbabwe operations) and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.



Ernst & Young



P McIver
Partner
Perth
5 February 2009

PART VII
UNAUDITED PRO FORMA FINANCIAL INFORMATION

1 Unaudited pro forma balance sheet

The following unaudited pro forma balance sheet as at 31 December 2008 has been prepared to illustrate the effect on the balance sheet of the Aquarius Group of (i) the Placing and Rights Issue, (ii) the completion of the Convertible Bond Issue, (iii) the repayment of the outstanding balance of the Bridge Loan Facility, and (iv) the Possible Acquisition of Ridge, in each case, as if they had occurred on 31 December 2008. The pro forma balance sheet is based on the consolidated balance sheet of Aquarius at 31 December 2008 extracted without material adjustment from the unaudited condensed half year financial report for the six months ended 31 December 2008 (included in Part VI of this document). It has been prepared on the basis of the notes below for illustrative purposes only. Due to its nature, the pro forma balance sheet addresses a hypothetical situation, and therefore, does not represent the Enlarged Aquarius Group's actual financial position.

The pro forma balance sheet and notes thereto should be read in conjunction with:

- The significant accounting policies of the Aquarius Group as set out in the 2008 Annual Report and Accounts (incorporated by reference in Part XII of this document);
- The section entitled Risk Factors set out in this document; and
- Other information contained within this document.

	Actual Aquarius Group 31/12/08 Note 1	Adjustments: Placing & Rights Issue Note 2	Adjustments: Convertible Bond Note 3	Adjustments: Loan Repayment Note 4	Pro forma Aquarius Group 31/12/08	Adjustment: Possible Acquisition Note 5	Pro forma Enlarged Aquarius Group 31/12/08
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Non-current assets							
Receivables	11,522	—	—	—	11,522	5,482	17,004
Available for sale investments	1,507	—	—	—	1,507	—	1,507
Property, plant and equipment	195,904	—	—	—	195,904	86,986	282,890
Mining assets	260,002	—	—	—	260,002	11,081	271,083
Goodwill	49,231	—	—	—	49,231	—	49,231
	518,166	—	—	—	518,166	103,549	621,715
Current Assets							
Cash	86,954	148,389	50,707	(166,668)	119,382	11,423	130,805
Trade and other receivables	71,754	—	—	—	71,754	13,873	85,627
Inventories	44,574	—	—	—	44,574	1,463	46,037
Derivative financial instruments	—	—	—	—	—	34,583	34,583
Other	443	—	—	—	443	—	443
	203,725	148,389	50,707	(166,668)	236,153	61,342	297,495
Assets held for sale	—	—	—	—	—	842	842
TOTAL ASSETS	**721,891**	**148,389**	**50,707**	**(166,668)**	**754,319**	**165,733**	**920,052**
Non current liabilities							
Payables	1,986	—	—	—	1,986	396	2,382
Interest bearing liabilities	1,933	—	50,707	—	52,640	1,758	54,398
Deferred tax liabilities	47,957	—	—	—	47,957	9,683	57,640
Provisions	52,911	—	—	—	52,911	—	52,911
	104,787	—	50,707	—	155,494	11,837	167,331
Current liabilities							
Trade and other payables	49,552	—	—	—	49,552	12,934	62,486
Interest bearing liabilities	176,668	—	—	(166,668)	10,000	31,624	41,624
Current tax liabilities	3,035	—	—	—	3,035	739	3,774
Provisions	380	—	—	—	380	—	380
	229,635	—	—	(166,668)	62,967	45,297	108,264
TOTAL LIABILITIES	**334,422**	**—**	**50,707**	**(166,668)**	**218,461**	**57,134**	**275,595**
NET ASSETS	**387,469**	**148,389**	**—**	**—**	**535,858**	**108,599**	**644,457**
SHAREHOLDER EQUITY							
Issued capital	16,355	4,244	—	—	20,599	1,674	22,273
Shares reserved for share plan	(1,301)	—	—	—	(1,301)	—	(1,301)
Share premium reserve	652,704	144,145	—	—	796,849	76,172	873,021
Equity benefits reserve	409	—	—	—	409	—	409
Equity reserve	(358,226)	—	—	—	(358,226)	—	(358,226)
Foreign currency translation reserve	(40,067)	—	—	—	(40,067)	—	(40,067)
Retained earnings	117,595	—	—	—	117,595	30,753	148,348
TOTAL SHAREHOLDER EQUITY	**387,469**	**148,389**	**—**	**—**	**535,858**	**108,599**	**644,457**

Notes:

1) The consolidated balance sheet of Aquarius at 31 December 2008 has been prepared in accordance with the Aquarius Group's accounting policies which are in compliance with IFRS as adopted by the IASB and has been extracted without material adjustment from the unaudited condensed half year financial report for the six months ended 31 December 2008 (included in Part VI of this document).

2) Adjustment to recognise the Placing and Rights Issue contemplated within this document for US$157.889 million less associated issue costs estimated to be US$9.5 million.

3) Adjustment to reflect the receipt of proceeds in the amount of ZAR500 million (US$51.804 million) relating to the underwritten portion of the Convertible Bond Issue and estimated issue costs of ZAR10.6 million (US$1.097 million) contemplated within this document translated using the 20 March 2009 exchange rate of ZAR9.652:US$. The derivative financial liability embedded within the Convertible Bond, being the holder's conversion right, has not been separated out from the interest bearing loan as the value has yet to be determined. This will result in a reclassification within Non Current Liabilities on initial recognition of the embedded derivative. The actual proceeds will be determined with reference to the exchange rate prevailing on the date the Convertible Bond is issued. The pro forma adjustment has been made for only the underwritten amount of ZAR500 million however, the Convertible Bond allows Aquarius to receive up to ZAR650 million.

4) Adjustment to reflect the repayment of the outstanding loan balance in relation to the Bridge Loan Facility from RMB of ZAR1.58 billion (US$166.668 million) at 31 December 2008.

5) Adjustment to reflect the possible acquisition of Ridge based on:

- the purchase consideration for the Ridge Group being US$77.846 million based on (i) an offer of one common share in the Aquarius Group for 2.75 shares in Ridge, (ii) 92.066 million Ridge Shares on issue at 31 December 2008, (iii) an Aquarius share price of £1.62 (US$2.32) on 20 March 2009, and (iv) an exchange rate of GBP.697:US$ on 20 March 2009. The actual purchase consideration will be determined by reference to the Aquarius share price and the outstanding number of Ridge shares at the date of acquisition, being the date control of Ridge is obtained; and
- the consolidated balance sheet of the Ridge Group extracted from its unaudited preliminary results for the year ended 31 December 2008 (included in Part IX of this document) adjusted to reclassify US$11.081 million from Intangible Assets, representing exploration and evaluation expenditure, to Mining Assets to align the Ridge Group's accounting classification on the balance sheet with that of the Aquarius Group. No account has been taken of any fair value adjustments which may arise on acquisition and therefore the excess of the book value of the net assets acquired over the purchase consideration has been credited against retained earnings as a discount on acquisition for the purposes of the proforma balance sheet. At the date of acquisition, the assets, liabilities and contingent liabilities will be recognised at their fair value with adjustments likely to arise on Property Plant and Equipment, Mining Assets, Provisions and Intangible Assets. There will also be deferred tax consequences relating to these adjustments. Should the cost of acquisition exceed the fair value of the net assets acquired at the date of acquisition, this will result in the recognition of goodwill.

For the purposes of the pro forma balance sheet at 31 December 2008, the discount on acquisition has been calculated as follows:

	US$'000
Consideration :	
Shares to be issued	77,846
Less net assets of Ridge Group at 31 December 2008	108,599
Discount on acquisition	30,753

6) No account has been taken of the trading or other transactions of either the Aquarius or Ridge Groups since 31 December 2008. Specifically no account is taken of the US$26.7 million received by Ridge in settlement of the derivative financial instruments included on the pro forma balance sheet at 31 December 2008 of US$34.583 million which occurred post 31 December 2008.

7) As detailed in the Risk Factors section, the Aquarius Group operates in Zimbabwe where it has net assets at 31 December 2008 with a carrying value of US$184.6 million.

i) Empowerment Act

During the last quarter of the financial year ended 30 June 2008, the Zimbabwean government enacted the Empowerment Act mandating 51 per cent. of indigenous ownership. Specific details on the implementation of the Empowerment Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into amendments to the Mines and Minerals Act which are yet to be brought before parliament. Depending on the final outcome, one possibility is that the group may lose joint control of the Mimosa mine. Loss of joint control would result in the deconsolidation of the Zimbabwean assets and liabilities and may result in a profit or loss to the Aquarius Group. It is impracticable to quantify any potential future impact of the legislation at this point in time.

ii) Dollarisation of Zimbabwean economy in 2009

On 29 January 2009, the government of Zimbabwe tabled a budget proposal for 2009. The proposal allows the use of multiple foreign currencies (including South African Rand, United States dollar, Botswana pula, Euro, and pound sterling) alongside the Zimbabwean dollar for business transactions and envisages collection of taxes in foreign currencies. Passing of the budget was delayed due to the inauguration of the Unity Government in Zimbabwe which has now assumed power on 11 February 2009. Subsequently on 18 March 2009, the new Unity Government presented an amendment to revenue estimates included within the budget. The budget has not yet been officially gazetted at the date of this document. As a result of the dollarisation of the economy, prices of inputs may fluctuate. This may lead to increased costs of production for the Zimbabwean mining operations, which in turn may impact the future cashflows and recoverable amount of these assets.

The economic environment in Zimbabwe remains uncertain and future developments, including the impact of the Empowerment Act and the recent dollarisation of the Zimbabwean economy, may impact the ability of the Aquarius Group to recover the full carrying value of the Aquarius Group's assets in Zimbabwe. The pro forma balance sheet at 31 December 2008 does not include any adjustments relating to the recoverability of assets that might be necessary should Aquarius not be able to realise their carrying values.





Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

30 March 2009

The Directors
Aquarius Platinum Limited
Clarendon House
2 Church Street
Hamilton
Bermuda

Dear Sirs

Aquarius Platinum Limited (the "Company")

We report on the pro forma financial information (the "Pro Forma Financial Information") set out in Part VII of the prospectus dated 30 March 2009 issued by the Company (the "Prospectus"), which has been prepared on the basis described in the accompanying notes, for illustrative purposes only, to provide information about how the proposed placing, rights issue, convertible bond and proposed acquisition of Ridge Mining Plc might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements as at 31 December 2008. This report is required by item 20.2 of Annex I of the Commission Regulation (EC) No 809/2004 ("the PD Regulation") and is given for the purpose of complying with that item and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by any given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation), consenting to its inclusion in the Prospectus.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I of the PD Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II of the PD Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing, review or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a. the Pro Forma Financial Information has been properly compiled on the basis stated; and

b. such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I of the PD Regulation.

Yours faithfully



Ernst & Young

PART VIII
INFORMATION ON RIDGE

1 Overview

Ridge is a focused PGM explorer and developer, with a start up operation on the eastern limb of South Africa's renowned PGM-bearing mineralised zone, the Bushveld Complex. Ridge, registered and headquartered in England, is a publicly listed company whose shares are admitted to trading on the AIM market of the London Stock Exchange and on PLUS.

Ridge' two most advanced PGM projects are the 50 per cent. owned Blue Ridge mine, where development commenced in January 2007 and first production is scheduled for March-April 2009, and the nearby Sheba's Ridge project, a joint venture with Anglo Platinum and IDC Limited where a full feasibility study was completed at the end of 2007.

The Blue Ridge mine is scheduled to reach full capacity mid way through 2009. At full capacity Blue Ridge mine is forecast to produce 149,000 6 PGE ounces per annum. Sheba's Ridge is forecast to produce some 352,000 ounces 4 PGE per annum.

Location of Ridge Operations in South Africa


Ridge Mining Projects
PGM Mine
Bushveld Complex
PIETERSBURG
Potgietersrus
Messina
Lebowa
Winnaarshoek
Maandagshoek
Kennedy's Vale
Two Rivers
Everest South
Amandelbult
Northam
Union
The Blue Ridge UG2 project is situated on the farm Blaauwbank, approximately 30 kilometres south-east of Groblersdal. Development for the 125,000 ounces 4PGE mine commenced in January 2007.
Bafokeng Rasimone
Impala
Rustenburg
Kroondal
Marikana
Crocodile River
Eastern Plats
Western Plats
PRETORIA
The Sheba's Ridge nickel/PGM sulphide project is located thirty kilometres west of Blue Ridge. The project is a joint venture between Ridge Mining, Anglo Platinum and the Industrial Development Corporation of Southern Africa ("IDC").
JOHANNESBURG

2 History and development of Ridge

J.G. Cluff, who had a long history of establishing natural resource ventures and discovering natural resource deposits, formed Cluff Mining Limited after selling Cluff Resources, a mining and exploration company, to Ashanti Goldfields in 1996. Cluff Mining Limited, formed initially with the backing of Anglo-American Corporation, assembled a portfolio of African gold mining properties. In May 2000, Ridge floated on the London Stock Exchange's AIM market as Cluff Mining plc. In December 2000, Ridge agreed to the acquisition of various mineral properties on the Bushveld Complex in South Africa. This acquisition was completed during 2001. Two of these properties, Blue Ridge and Sheba's Ridge, have become significant discoveries of PGMs and base metals (copper, nickel with PGM credits) respectively. In May 2004, the company changed its name to Ridge to reflect its focus on PGM's.

3 Current operations

Blue Ridge

The Blue Ridge mine is situated on the Blaauwbank farm, approximately 30 kilometres Southeast of Groblersdal (190 kilometres north-west of Johannesburg), within the eastern limb of the Bushveld Complex, South Africa. An old order mining permit was granted to Ridge in 2004, which gave Ridge the authority to commence mining on the project. A new order mining right, in line with the new MPRD Act, has been applied for.

Ridge started work at Blue Ridge in 2001 and has since then carried out extensive exploration of the area including drilling 92 boreholes with 155 deflections, high-resolution aeromagnetic surveys, strike and dip trenching and structural mapping. This resulted in the identification and delineation of the UG2 chromitite reef along a strike length of 3.6k.m. and extending from surface to a depth of over 1,000 metres. This reef forms the basis of the Blue Ridge mineral resource.

A feasibility study was completed in December 2005. The study was carried out by Ridge using experienced consultants of international repute.

The feasibility study is based on processing 120,000 tonnes of ore per month from three decline shafts. The mining plan utilises an innovative approach whereby only the higher grade portion of the reef is mined thereby providing a higher mill feed grade. This mining method has been termed the "Efficient Cut" and was successfully proved up through a trial mining programme in 2005 during which over 10,000 tonnes were successfully mined.

The mining plan for the feasibility study only took into account ore down to a depth of approximately 800 metres below surface, although the reef extends below this level. The forecast annual production is approximately 124,500 ounces 4E (149,000 ounces 6E) per annum over an 18 year period.

An offtake agreement has been signed with IRS Ltd under which IRS Ltd has committed to acquire all the proposed production from the Blue Ridge mine for the purposes of smelting, refining and marketing of the contained metal.

In June 2007 Imbani Platinum acquired a 50 per cent. interest in the project by investing ZAR340 million (US$48.6 million)[(1)] of equity towards the project's development. In December 2007, project finance agreements were signed with a consortium of banks consisting of The Development Bank of Southern Africa, IDC Limited, Standard Bank and Investec Bank for ZAR715 million (US$107 million).[(2)]

During 2008 the Blue Ridge joint venture entered into a series of metal hedging arrangements to sell forward specified quantities of platinum, palladium and rhodium. These metal hedging arrangements were unwound during February 2009 for a net consideration of ZAR541 million, which Ridge applied to substantially settle all drawn down external funding in Blue Ridge, except for ZAR137 million of mezzanine funding which remains in place.

It was announced in February 2009 that the remaining capital requirement of the Blue Ridge project is anticipated to be ZAR400 million, approximately ZAR260 million of which is anticipated to be funded by Aquarius should the Possible Acquisition proceed, with the remainder of the funding requirement being the subject of ongoing negotiations with a number of financiers.

Mine development commenced in the first quarter of 2007 and the first revenue is expected in May 2009.

The mine plan encompasses the underground mining of the UG2 Chromitite via two decline shafts, one equipped for the use by mechanised equipment and the other equipped with a conveyer system. In addition the area which had previously been the site of trial mining during the feasibility study has been reopened and renamed the Central Mine and will enable accelerated ore production for the first 18 months of the mine. Ore is currently loaded into trucks by LHDs or from stope chutes and then transported to surface or onto the conveyor system which will eventually transport all the

---

(1) Based on ZAR/US$ exchange rate at the time of announcement: "Imbani completes acquisition of 50% of Blue Ridge", 9 July 2007, RNS Number: 8715Z

(2) Based on ZAR/US$ exchange rate at the time of announcement: "Ridge Completes Project funding for Blue Ridge", 13 December 2007, RNS: 7814J

ore produced from the mine. Stoping commenced in November 2007 at the Central Mine and a stockpile of approximately 325,000 tonnes of ore has been established at the end of February 2009. This stockpile will allow the plant to operate at full capacity whilst the mining infrastructure builds up to its design capacity in the middle of 2009.

The mine will deliver 120,000 tonnes of ore per month **(tpm)** to a conventional MF2 (mill-float × 2) concentrator plant which is being commissioned under a lump sum turnkey contract by Bateman Engineering. The concentrate produced will be sold to IRS Ltd through a life-of-mine off-take agreement.

In February 2008, the acquisition of the adjacent farms from Lonmin plc increased the estimated resources by 72 per cent.. This acquisition presents an opportunity to expand the scale of the mine and scoping studies have been initiated.

The mineral resource estimate at Blue Ridge is shown below:

Mineral resource category	Tonnage (million tonnes)	Grade 3PGE+Au (g/t)	Contained 3PGE+Au (Moz)
Measured	28.1	3.3	3.0
Indicated	48.2	3.1	4.8
Inferred	13.5	3.1	1.4
Total	**89.8**	**3.2**	**9.2**

Source: Annual Report and Accounts 2007 of Ridge
Note: reported in terms of JORC Code.

The ore reserves at Blue Ridge are set out below:

Ore reserve category	Tonnage (million tonnes)	Grade 3PGE+Au (g/t)	Contained 3PGE+Au (Moz)
Proved	14.8	3.3	1.55
Probable	6.9	3.2	0.72
Total	**21.7**	**3.3**	**2.27**

Source: Annual Report and Accounts 2007 of Ridge
Note: reported in terms of JORC Code.

The feasibility study was predicated on a mine life of 18 years during which the ore reserve will be mined from surface down to 800 metres vertical depth. The mineral resources extend down to 1,500 metres and therefore it is likely that the mine life will extend beyond the initial 18 years. Annual production from the mine will be 149,000 ounces 6E in concentrate as shown in the table below:

Tonnage Milled per Annum	(Tonnes)	1,440,000
Grade	4E g/t	3.3
Metallurgical recovery		83%
Annual Production		
Platinum	Oz	75,000
Palladium	Oz	35,000
Rhodium	Oz	13,000
Gold	Oz	1,600
Total	4E Oz	125,000
Ruthenium	Oz	22,000
Iridium	Oz	2,500
Total		**149,000**
Life of Mine		**18 Years**

Source: Ridge investor presentation, August 2008

Following the acquisition of the extension to the reef, studies have commenced to examine the expansion of the mine utilising the additional mineral resources contained therein.

Sheba's Ridge

The core area of the Sheba's Ridge Project is on the Loskop Suid farm, approximately 20 k.m. south of the town of Groblersdal and is currently owned jointly, through a special purpose vehicle, by Braggite Resources (Pty) Ltd (**Braggite**), an indirectly wholly owned subsidiary of Ridge, RPM and IDC Limited. The relationship between the shareholders is governed by a shareholders' agreement signed in October 2006. On incorporation, the project company was owned by Braggite (65 per cent.) and RPM (35 per cent.). Under the terms of the shareholders' agreement, Braggite was required to fund all amounts required to enable the project company to undertake its current exploration programme and to complete a bank feasibility study in respect of the northern portion of the Sheba's Ridge area. The achievement of certain agreed milestones set out in the bank feasibility study plan entitled Braggite to draw down instalment of the ZAR60 million consideration which IDC Limited agreed to pay in order to acquire its current 26 per cent. shareholding in the project company.

Following a decision to proceed with the development of a mine, Braggite's interest in the JV can increase by the acquisition of a further 22.5 per cent. of the project from RPM on payment of a further US$12.5 million. On exercise of this option the JV partners' interests would be Braggite 61.5 per cent., IDC Limited 26 per cent. and RPM 12.5 per cent..

The project is held under a new order prospecting right which was received in January 2006.

Braggite commenced exploration of the Sheba's Ridge Project in April 2001. The Phase I programme identified three distinct units of mineralisation: a layer similar to the UG2 termed the "Platchro layer"; an upper mineralised pyroxenite (**UMP**) layer analogous to the Merensky Reef; and a wide sulphide zone similar to the platreef.

Discontinuity of the UMP and Platchro layers led to Braggite concentrating its Phase II exploration programme on the bulk sulphide mineralisation.

The Phase II exploration programme commenced in July 2002 and included 126 diamond boreholes of which 104 boreholes (totalling 32,600m) were drilled on a 100m grid along an arc 3.5km in length. A fourth phase of drilling 45 holes in 2004 investigated the oxide zone together with some exploration of the extensions to the mineralisation. The resource identified lies within a mineralised sulphide layer approximately 80m thick which contains a richer mineralised continuous unit of approximately 30m thick. The mineral resource has been modelled to 450m below surface and excludes overburden and weathered material to a depth of 40m from surface. The mineral resource estimate at Sheba's Ridge is set out below:

	Tonnage	Grade			Contained		
Resource Class	**(million tonnes)**	**Pt+Pd+Au g/t**	**Nickel %**	**Copper %**	**3EMoz**	**Nickel Tonnes**	**Copper Tonnes**
Measured	395	0.87	0.19	0.07	11.0	750,000	276,000
Indicated	366	0.95	0.19	0.07	11.2	690,000	256,000
Inferred	3	0.88	0.17	0.07	0.1	5,000	2,000
Total	**767**	**0.91**	**0.19**	**0.07**	**22.3**	**1,445,000**	**534,000**

	Tonnage	Grade			Contained		
Reserve Class	**(million tonnes)**	**Pt+Pd+Au g/t**	**Nickel %**	**Copper %**	**3EMoz**	**Nickel Tonnes**	**Copper Tonnes**
Proved	352	0.85	0.19	0.07	9.6	669,000	246,000
Probable	38	0.86	0.19	0.07	1.1	72,000	27,000
Total	**390**	**0.85**	**0.19**	**0.07**	**10.7**	**741,000**	**273,000**

Source: Ridge investor presentation, August 2008
Note: reported in terms of JORC Code.

Based on forecast long term prices for the various metals, approximately 63 per cent. of the value of the ore is represented by nickel, 30 per cent. PGE, 5 per cent. copper and 2 per cent. gold.

A pre-feasibility study into the economic viability of the Sheba's Ridge Project was completed in March 2005. This study examined the project in considerable detail including: environmental and social impact studies; geology; mineral resource and ore reserve estimation; mine planning;

engineering geology; mining equipment and method; waste storage infrastructure; experimental metallurgy; planning of the concentrator; smelter; converters and acid plant; further treatment of matte and a detailed financial model.

A feasibility study completed at the end of 2007 envisages mining 18 million tonnes of ore per annum over a 20 year mine life based on conventional open pit mining methods, to be delivered to a standard MF2 circuit to concentrate the ore. A feasibility study into independent industry smelting facilities designed to process Sheba's Ridge concentrate and other concentrates to be produced from future mines on the eastern limb is planned together with other industry and financial partners.

An 18 year mine life has been formulated with forecast average annual production as follows:

Forecast Annual Production		
Nickel	tonnes	23,000
Copper	tonnes	11,000
Palladium	oz	243,000
Platinum	oz	85,000
Rhodium	oz	4,000
Gold	oz	20,000
Total 4PGE	**oz**	**352,000**

Source: Ridge investor presentation, August 2008

Exploration Projects

During 2007, Ridge has successfully completed the rationalisation of its exploration portfolio to concentrate on its two development projects, Blue Ridge and Sheba's Ridge. Sales have been completed for Ridge's interests in Fountain Ridge and Western Ridge whilst agreements have been signed with Bushveld Platinum for the sale of Redbush Ridge, Rooikraal and Fonte Verde projects, completion of which is pending approval from the DME.

PART IX
FINANCIAL INFORMATION ON RIDGE

The following information represents the full text of the announcement of Ridge's preliminary results for the financial year ended 31 December 2008, which were released on 26 March 2009:

Ridge Mining plc

Preliminary results for the year ended 31 December 2008

Ridge Mining plc ("Ridge" or the "Company"), the AIM quoted platinum group metals miner, today reported profits before tax of US$27.1 million when it announced its preliminary results for the year ended 31 December 2008.

Highlights

- Corporate
  - Non-Binding Merger terms agreed with Aquarius Platinum Limited ("Aquarius")
  - Due Diligence well advanced
- Blue Ridge Project
  - Bateman Engineering postponed commissioning the concentrator plant resulting in a delay from December 2008 to January 2009
  - Ore is currently being processed through the plant and first shipment of concentrate is expected to be delivered to Impala Refining Services within two weeks
  - Blue Ridge unwound its hedge book in February 2009, resulting in a profit of $53.4m (Group share $26.7m). Funds used to repay senior debt facility and provide working capital
- Sheba's Ridge Project
  - Feasibility Study complete
  - Fall in nickel price has led to Ridge prioritising development of Blue Ridge whilst undertaking optimisation studies at Sheba's Ridge
- Financials
  - Profit before tax of $27.1m (2007 $17.7m)
  - Profit resulted mainly from increase in value of hedge book

Terence Wilkinson, Chief Executive commented: "The Company has announced it is in advanced discussions with Aquarius regarding a merger. We believe that this opportunity presents a means of safeguarding the considerable potential of our assets in the present economic environment. Blue Ridge will move to full production in the third quarter of 2009. We have completed a feasibility study on Sheba's Ridge that demonstrates its exciting potential and I believe that it will, in particular, benefit from the greater financial resources that result from being part of a larger group."

Enquiries:

Ridge Mining

Donald McAlister (Finance Director) **Tel +44 (0)207 379 1474**

Conduit PR

Charles Geller/Leesa Peters **Tel +44 (0)207 429 6605**

RBC Capital Markets

Martin Eales **Tel +44 (0)207 029 7881**

Chairman's Statement

The past financial year has been a period in which the Company has had to adapt to a markedly changed business environment. We have seen the platinum price rising to a high of over US$2,200 per ounce in March 2008 and then falling below US$800 per ounce towards the end of 2008 before recovering somewhat.

It has been a year in which we successfully completed the development of the Blue Ridge Mine although there was a delay in commissioning the concentrator plant. The bankable feasibility study on our second project at Sheba's Ridge was finalised and audited during the year. However, these milestones have come at a time when all metal prices have been volatile but nickel particularly so, reaching a price of over US$50,000 tonne before declining to less than US$10,000 per tonne.

Against this background your Board has debated the wisdom of whether it would be in the best interest of shareholders for the Company to participate in the consolidation in the mining industry. We consider that being part of a larger group would to some degree insulate our shareholders from the many problems facing smaller, and more particularly, single mine producers in the current economic climate.

Following an approach from Aquarius regarding a proposed merger and after due consideration, we have agreed preliminary terms subject to several preconditions. We expect to satisfy these in the near future and will make further announcements when appropriate.

Blue Ridge (50% owned)

In December, we announced that Bateman Engineering had experienced delays in commissioning the concentrator plant at Blue Ridge. This caused a postponement in the commencement of production. A significant amount was achieved over the holiday period meaning the start of commissioning could take place during January, despite the extended Christmas holidays in South Africa. The commissioning is proceeding well and we are resolving the issues that inevitably arise when starting a plant of this size and complexity. Ore is currently being processed through the plant and the first shipment of concentrate is expected to be delivered to Impala Refining Services within two weeks.

Mining operations have progressed well with 325,000 tonnes of ore ready for processing on the surface stock pile as at the end of February. This is equivalent to more than two months' steady state underground production and provides a significant cushion against future supply disruptions.

The mine is on schedule to reach steady state of 120,000 tonnes of ore processed per month during the third quarter of this year when the plant will produce an annualised 125,000 ounces 4PGE (149,000 6PGE) in concentrate.

During February, the Blue Ridge joint venture unwound its hedge book recording a profit of Rand 541 million (US$53.4 million). This has enabled repayment of the majority of the project debt with the mezzanine loan facility remaining in place. We are currently in the process of arranging additional debt facilities to fund the previously announced Rand 400 million in additional working capital necessitated by the delay and we expect to make a further announcement shortly.

Sheba's Ridge (39% owned)

During the year the Company completed a feasibility study into a large open pit mine at Sheba's Ridge designed to produce 22,000 tonnes nickel, and 350,000 ounces 4PGE annually. The feasibility study shows the project to be economically viable at forecast long term metal prices but since then the nickel price has been particularly weak resulting in the closure of several nickel projects around the world. We have therefore concentrated the bulk of our resources on Blue Ridge whilst undertaking a number of optimisation studies at Sheba's Ridge to investigate possible capital reductions and operating costs savings. This ensures that when economic conditions improve, the project can be quickly revived. Given its high capital costs, I believe that Sheba's Ridge in particular will benefit from the greater financial resources of being part of a larger group.

2008 Results

The Group made a profit before tax of US$27.1 million (2007 US$17.7 million). This profit can be attributed mainly to the Group share (US$34.6 million) of the increase in the fair value of the Blue Ridge hedge book during 2008.

Whilst the value realised from the hedge book in February 2009 was somewhat lower (Group share US$26.7 million), we are required, by International Financial Reporting Standards, to report the higher, unrealised, value in these financial statements.

In an exceptionally difficult year for all our management and staff I would like to pay tribute to their outstanding performance in conditions of quite appalling economic and financial turmoil. Their dedication to the Company and its projects at this time has been quite phenomenal and finally, my thanks go to our shareholders for their continued support.

Oliver Baring

26 March 2009

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2008

	2008 US$000	2007 US$000
Revenue	—	—
Cost of sales	—	—
Gross profit	—	—
Gain on derivative financial asset	**34,583**	—
Other operating income	**1,606**	1,341
Administrative expenses	**(9,201)**	(8,071)
Exploration costs written off	**(928)**	—
Profit on disposal of non-current assets	**24**	6,617
Profit on disposal of subsidiary	—	9,320
Profit on disposal of associate	—	4,872
Operating profit	**26,084**	14,079
Finance income—net	**1,031**	3,663
Profit before tax	**27,115**	17,742
Taxation on overseas operations	**(10,467)**	(4,327)
Profit for the period	**16,648**	13,415

	2008 US cents	2007 US cents
Basic earnings per ordinary share	**18.3**	15.6
Diluted earnings per ordinary share	**16.7**	14.1

CONSOLIDATED BALANCE SHEET

at 31 December 2008

	2008 US$000	2007 US$000
Assets		
Property, plant and equipment	**86,986**	60,482
Intangible assets	**11,081**	11,877
Other receivables and prepayments	**5,482**	90
Total non-current assets	**103,549**	72,449
Inventories	**1,463**	—
Other receivables and prepayments	**13,873**	35,291
Derivative financial asset	**34,583**	—
Cash and cash equivalents	**11,423**	29,334
Total current assets	**61,342**	64,625
Assets in disposal group held for sale	**842**	1,344
Total assets	**165,733**	138,418
Equity		
Issued share capital	**4,623**	4,556
Share premium	**126,765**	126,616
Other reserves	**13,600**	40,678
Retained losses	**(36,389)**	(53,554)
Total equity	**108,599**	118,296
Liabilities		
Trade and other payables	**396**	—
Interest-bearing loans and borrowings	**1,758**	483
Deferred taxation	**9,683**	—
Total non-current liabilities	**11,837**	483
Trade and other payables	**12,934**	15,181
Interest-bearing loans and borrowings	**31,624**	6
Current taxation	**739**	4,452
Total current liabilities	**45,297**	19,639
Total liabilities	**57,134**	20,122
Total equity and liabilities	**165,733**	138,418

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Share reserve	Share option reserve	Warrants reserve	Merger reserve	Foreign currency translation reserve	Retained loss	Total equity
	US$000	US$000	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Balance at 1 January 2007	**3,956**	**98,782**	**—**	**1,862**	**1,899**	**29,197**	**273**	**(64,813)**	**71,156**
Foreign exchange adjustments	—	—	—	—	—	—	1,725	—	**1,725**
Profit for the year	—	—	—	—	—	—	—	13,415	**13,415**
Total recognised profit for the year	—	—	—	—	—	—	1,725	13,415	**15,140**
New share capital subscribed	600	27,834	—	—	—	—	—	—	**28,434**
New warrants issued	—	—	—	—	5,013	—	—	—	**5,013**
Warrants expired	—	—	—	—	(570)	—	—	(2,156)	**(2,726)**
Employee benefits scheme:									
—value of services provided	—	—	—	1,279	—	—	—	—	**1,279**
Balance at 31 December 2007	**4,556**	**126,616**	**—**	**3,141**	**6,342**	**29,197**	**1,998**	**(53,554)**	**118,296**
Foreign exchange adjustments	—	—	—	—	—	—	(28,039)	—	**(28,039)**
Profit for the year	—	—	—	—	—	—	—	16,648	**16,648**
Total recognised profit for the year	—	—	—	—	—	—	(28,039)	16,648	**(11,391)**
Employee share option scheme:									
—new share capital subscribed	67	149	73	—	—	—	—	—	**289**
—value of services provided	—	—	45	843	—	—	—	517	**1,405**
Balance at 31 December 2008	**4,623**	**126,765**	**118**	**3,984**	**6,342**	**29,197**	**(26,041)**	**(36,389)**	**108,599**

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2008

	2008 US$000	2007 US$000
Cash flows from operating activities		
Operating profit	**26,084**	14,079
Depreciation	**97**	95
Share based payment expense	**1,565**	1,279
Remuneration expense on issuing new share capital	**42**	—
Decrease in other receivables and prepayments	**(28,195)**	(1,662)
(Decrease) / increase in trade and other payables	**(326)**	2,515
Increase in inventories	**(1,463)**	—
Profit on disposal of associate	**—**	(4,872)
Profit on disposal of subsidiary	**—**	(9,320)
Profit on disposal of non-current assets	**(24)**	(6,617)
Property, plant & equipment written off	**928**	—
Cash used in operations	**(1,292)**	(4,503)
Interest paid	**(53)**	(69)
Taxation paid	**(3,240)**	—
Net cash outflow from operating activities	**(4,585)**	(4,572)
Cash flows from investing activities		
Proceeds from sale of property, plant & equipment	**24**	7
Proceeds from sale of intangibles	**—**	2,092
Proceeds from sale of an interest in a jointly controlled entity	**—**	3,795
Proceeds from disposal of subsidiary	**—**	9,761
Interest received	**1,084**	3,732
Acquisition of jointly controlled entity, net of cash required	**(750)**	—
Acquisition of property, plant and equipment	**(49,214)**	(46,481)
Acquisition of intangible assets	**(673)**	(1,316)
Investments in joint ventures net of retained interest	**2,835**	(9,942)
Net cash outflow from investing activities	**(46,694)**	(38,352)
Cash flows from financing activities		
Proceeds from the issue of ordinary share capital	**155**	29,975
Payment of issue costs	**—**	(1,541)
Proceeds from the issue of share warrants	**—**	5,013
Cancellation of warrants	**—**	(2,726)
Proceeds from borrowings	**30,272**	—
Repayment of borrowings	**(355)**	(7)
Share of equity contribution by joint venture partner	**6,353**	23,706
Net cash inflow from financing activities	**36,425**	54,420
Net (decrease) / increase in cash and cash equivalents	**(14,854)**	11,496
Cash and cash equivalents at beginning of period	**29,334**	17,701
Exchange differences on cash and cash equivalents	**(3,057)**	137
Cash and cash equivalents at end of period	**11,423**	29,334

NOTES

1. Accounting policies

Basis of preparation of financial statements

The financial statements have been prepared on the going concern basis. Development of the Blue Ridge project is complete and is commencing production of saleable concentrate. The project requires further working capital of approximately R400 million and the directors are close to agreeing terms for the provision of that interim funding. The feasibility study on the Sheba's Ridge project is complete but further work on the optimisation of the project has been deferred for the time being. The Company is in advanced discussions with Aquarius regarding a merger. If the proposed merger with Aquarius was not to go ahead the Company would require new funding which the directors believe will be achievable, given the quality of the Group's assets. Whilst the directors are confident that appropriate funding will be available, these conditions may give rise to a situation where the going concern basis is not appropriate.

Derivative financial instruments

The Group's derivative financial assets do not qualify for hedge accounting and are recognised at fair value on the Group's balance sheet. Movements in the fair value of the derivative financial assets are reported in the income statement in the period in which they arise.

2. Earnings per share

The calculation of basic earnings per ordinary share for the year to 31 December 2008 is based on a profit of US$16,648,000 (year to 31 December 2007: US$13,415,000) and a weighted average number of ordinary shares outstanding during the period ("Basic shares") of 91,110,525 (86,125,105 for the year to 31 December 2007).

The profits used to calculate the diluted earnings per ordinary share are the same as for calculating the basic earnings per ordinary share above. The diluted weighted average number of ordinary shares ("Diluted shares") used in the calculation is 99,917,439 (95,116,489 for the year to 31 December 2007).

At 31 December 2008, there were 6,838,640 (2007:7,563,640) share options and 32,000,000 (2007: 32,000,000) warrants in issue which may have a dilutive effect on the basic earnings or loss per share in the future.

The diluted weighted average number of ordinary shares used is reconciled as follows:

	2008 No. of shares	2007 No. of shares
Basic shares	**91,110,525**	86,125,105
Effect of share options	**2,142,726**	2,419,404
Effect of warrants	**6,664,188**	6,571,980
Diluted shares	**99,917,439**	95,116,489

3. Derivative financial asset and subsequent event

	2008 US$000	2007 US$000
Fair value of hedge instruments	**34,583**	—

During May 2008, Blue Ridge entered into hedging contracts for a portion of forecast production for the four years commencing June 2009. The fair value of the hedge contracts as at 31 December 2008 was determined as follows:

- For Platinum and Palladium, a third party valuation was used. This was based on the present value of forward prices of the metals and currencies concerned.
- For Rhodium, there is no reliable forward market and so the Group has based the fair value of the Rhodium hedge on the value actually realised in February 2009.

As the Group is not permitted to adopt hedge accounting under IAS 39, the fair valuation has been booked as a gain on a derivative financial asset in the year. The hedge book was fully unwound in

February 2009 realising an actual profit of R541 million (US$53.4 million) (Group share US$26.7 million).

4. Statutory accounts

This preliminary announcement, which has been agreed with the auditors, was approved by the Board on 25 March 2009. It is not the Company's statutory accounts, which will be sent to shareholders shortly.

The statutory accounts for the year ended 31 December 2008 have received an unqualified audit report, although given the matters highlighted in note 1 above, the report did contain an emphasis of matter paragraph drawing the readers' attention to the uncertainties in respect of going concern. The auditors report does not include a statement in respect of section 237 (2) or (3). These accounts will be filed with the Registrar of Companies after the AGM.

PART X
TAXATION

1 Australian Taxation

The following statements are intended only as a general guide to the position under current Australian taxation law and administrative practice as at the date of this document. As these statements are of a general nature only it is recommended that Shareholders obtain their own professional advice in respect of the Australian taxation implications. The statements relate only to limited aspects of Australian taxation treatment of holders of the Existing Shares and apply to persons who:

- are resident and ordinarily resident in Australia for Australian income tax purposes;
- are beneficial owners of Existing Shares; and
- hold their Existing Shares on capital account and not on revenue account or as trading stock.

The following statements may not apply to certain Shareholders, such as dealers in securities, Shareholders who hold shares on revenue account or as trading stock, insurance companies and collective investment schemes, Shareholders who are exempt from Australian taxation and Shareholders who have (or are deemed to have) acquired their Existing Shares by virtue of an office or employment or who are officers or employees under an employee share scheme. Such persons may be subject to special rules.

Any person who is in any doubt as to their tax position, or who is subject to taxation in any jurisdiction other than the Australia, should consult their own professional adviser.

1.1 Issue of Nil Paid Rights

For the purposes of Australian income tax, you should not be assessable on the market value of the Nil Paid Rights received if the following conditions are satisfied:

- at the issue time you own your Existing Shares;
- the Nil Paid Rights are issued to you because of your ownership of your Existing Shares;
- your Existing Shares and the Nil Paid Rights are not held on revenue account or as trading stock; and
- the Nil Paid Rights are not acquired under an employee share scheme.

If you do not satisfy all of the above conditions, you may be assessable on the market value of the Nil Paid Rights upon their issue and it is recommended that you consult your own professional adviser to clarify the tax implications arising from the Rights Issue.

1.2 Shareholders who acquire New Common Shares

For the purposes of Australian capital gains tax (**CGT**), you should not be treated as making a disposal of all or part of your holding of Existing Shares by reason of taking up all or part of your Nil Paid Rights to Rights Issue Shares. No liability to CGT in respect of the New Common Shares should arise to the extent you take up your entitlement to New Common Shares.

As you do not pay for the Nil Paid Rights, Australian tax laws provide that you are taken to have acquired the Nil Paid Rights at the time the Existing Shares were acquired. Any capital gain or loss made from your exercise of the Nil Paid Rights should be disregarded.

For CGT purposes, the cost base, or reduced cost base of your Rights Issue Shares is the sum of the amount paid by you to exercise the Nil Paid Rights plus any amount included in assessable income upon the issue of the Nil Paid Rights (where applicable).

If you sell all or some of the Rights Issue Shares allotted to you, you may, depending on your circumstances, incur a liability to tax on any gain realised. It is recommended that you consult your own professional advisor to determine the tax implications arising from any such sale.

1.3 Shareholders who sell their Nil Paid Rights

If you sell all or some of your Nil Paid Rights, you may, depending on your circumstances, incur a liability to tax on any gain realised. In the event of the sale of Nil Paid Rights on capital account, the cost base, or reduced cost base, should comprise only amounts for which you have been previously assessed in respect of the issue of the Nil Paid Rights (where applicable). The tax implications upon disposal of the Nil Paid Rights ultimately depends on your own facts and circumstances and for this reason it is recommended that you consult your own professional advisor.

1.4 Shareholders who allow their Nil Paid Rights to lapse

If you allow or are deemed to have allowed your Nil Paid Rights to lapse and receive a cash payment in respect of them, you should be assessed as ordinary income (and not as a capital gain) on the cash payment received, less any amount for which you have been previously assessed in respect of the issue of the Nil Paid Rights (where applicable).

1.5 Stamp duty

No stamp duty will be payable in any Australian state or territory on the issue of the Nil Paid Rights or on the issue of the New Common Shares in the Company or on the issue of Entitlement and Acceptance Forms. As the Shares in the Company are listed on a recognised exchange for stamp duty purposes and the Company holds no Australian real property assets, no stamp duty will be payable in any Australian state or territory on the transfer of Shares in the Company or on the transfer of Entitlement and Acceptance Forms.

1.6 Dividends received in respect of New Common Shares

The Australian taxation summary below assumes that the Company is and remains resident in Bermuda and will therefore be subject to the Bermuda tax regime and not (save in respect of any Australian source income) the Australian tax regime.

Australian resident shareholders are generally subject to income tax on all dividends paid to them out of profits derived from any source. Australian resident shareholders may be entitled to a tax offsets for foreign income taxes paid in certain circumstances. Australian corporate shareholders should not be assessable on dividends received to the extent that they hold an interest of at least 10 per cent. in the Company.

We recommend that all Shareholders seek specific tax advice based on their particular individual facts and circumstances.

2 United Kingdom Taxation

The following statements are intended only as a general guide to the position under current United Kingdom law and HM Revenue & Customs (**HMRC**) published practice as at the date of this document. They relate only to certain limited aspects of the United Kingdom taxation treatment of holders of the Existing Shares or Existing Depository Interests and apply only to persons who are resident and (in the case of individuals only ordinarily resident and domiciled) in the United Kingdom for United Kingdom tax purposes and who are beneficial owners of Existing Shares or Existing Depository Interests. They may not apply to certain Shareholders or DI Holders, such as dealers in securities, insurance companies and collective investment schemes, Shareholders or DI Holders who are exempt from taxation and Shareholders or DI Holders who have (or are deemed to have) acquired their Existing Shares or Existing Depository Interests by virtue of an office or employment or who are officers or employees. Such persons may be subject to special rules. Any person who is in any doubt as to their tax position, or who is subject to taxation or domiciled in any jurisdiction other than the United Kingdom, should consult their own professional adviser.

2.1 Shareholders who acquire Placing Shares or New DIs pursuant to the Placing

The issue of Placing Shares and New DIs under the Placing, will not constitute a reorganisation of the Company's share capital for the purposes of United Kingdom taxation of chargeable gains (CGT) and, accordingly, any Placing Shares or New DIs acquired by you pursuant to the Placing will be treated as a separate acquisition.

If you are resident or, in the case of individuals, ordinarily resident in the United Kingdom, or if you cease to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment, you may depending on your circumstances (including the availability of exemptions or reliefs), be liable to CGT in respect of gains arising from a sale or other disposal of your Placing Shares or New DIs acquired pursuant to the Placing.

2.2 Shareholders who acquire Rights Issue Shares or New DIs pursuant to the Rights Issue

For CGT purposes, the issue of the Rights Issue Shares and New DIs should be regarded as a reorganisation of the share capital of the Company.

Accordingly, you will not be treated as making a disposal of all or part of your holding of Existing Shares or Existing Depository Interests by reason of taking up all or part of your rights to Rights Issue Shares or New DIs. No liability to CGT in respect of the Rights Issue Shares or New DIs should arise if you take up your entitlement to Rights Issue Shares or New DIs in full.

For CGT purposes, your Existing Shares and Rights Issue Shares or your Existing Depository Interests and your New DIs should be treated as the same asset acquired at the time you acquired your Existing Shares or Existing Depository Interests. The subscription monies for your Rights Issue Shares will be added to the base cost of your existing holding(s).

In the case of a corporate Shareholder or a DI Holder, indexation allowance will apply to the amount paid for the Rights Issue Shares or New DIs only from, generally, the date the monies for the Rights Issue Shares or New DIs are paid or liable to be paid.

2.3 Subsequent Disposals of Rights Issue Shares or New DIs

If you sell all or some of the Rights Issue Shares or New DIs allotted to you, or your rights to subscribe for them, or if you allow or are deemed to have allowed your rights to lapse and receive a cash payment in respect of them, you may, depending on your circumstances, incur a liability to tax on any capital gain realised. However, if the proceeds resulting from the disposal of your rights to subscribe for Rights Issue Shares or New DIs or lapse of rights are "small" as compared to the value of the Existing Shares or Existing Depository Interests in respect of which the rights arose, you may be treated as making no disposal for the purpose of CGT. No liability to CGT will then arise as a result of the disposal or lapse of the rights, but the proceeds will be deducted from the base cost of your holding of Existing Shares or Existing Depository Interests. HMRC interprets "small" as 5 per cent. or less of the value of the Existing Shares or Existing Depository Interests in respect of which the rights arose or £3,000 or less, regardless of whether or not it would pass the 5 per cent. test.

An individual Shareholder who has ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of all or part of his Rights Issue Shares or New DIs during that period of temporary non-residence may be liable on his return to the United Kingdom to capital gains tax arising during the period of absence, subject to any available exemption or relief.

2.4 Stamp duty and stamp duty reserve tax (SDRT)—New Common Shares

No stamp duty or SDRT will be payable on the issue of New Common Shares or on the issue of Provisional Allotment Letters or split Provisional Allotment Letters.

No stamp duty or SDRT will be payable on the registration of Provisional Allotment Letters, whether by the original holders or their renouncees.

New Common Shares registered on the UK Share Register

A purchaser of Nil Paid Rights (received in respect of Existing Shares registered on the UK Share Register) represented by Provisional Allotment Letters on or before the latest time for registration of renunciation will not generally be liable to pay stamp duty, but the purchaser will normally be liable to pay SDRT at the rate of 0.5 per cent. of the value or amount of the consideration given. Where such a purchase is effected through a stockbroker or other financial intermediary, that person will normally account for the liability of SDRT and will indicate that this has been done in any contract note issued to the purchaser. In other cases, the purchaser of Nil Paid Rights (received in respect of Existing Shares

registered on the UK Share Register) represented by the Provisional Allotment Letter is liable to pay the SDRT and must account for it to HMRC.

The transfer on sale of New Common Shares registered on the UK Share Register will generally be liable to ad valorem stamp duty at the rate of 0.5 per cent. (rounded to the nearest multiple of £5) of the consideration paid. An exemption from stamp duty will be available on an instrument transferring New Common Shares where the amount or value of the consideration is £1,000 or less, provided that it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. An unconditional agreement to transfer New Common Shares registered in the UK Share Register will generally be liable to SDRT at the rate of 0.5 per cent. of the consideration paid, but such liability will be cancelled if the agreement is completed by a duly-stamped transfer within six years of the agreement having become unconditional.

New Common Shares transferred to, and registered on, the Australian Share Register or South African Share Register

If a Shareholder wishes to transfer its New Common Shares from one register to another (e.g. from the UK Share Register to the Australian Share Register or South African Share Register), then, provided the transfer is neither in contemplation of, nor part of a wider transaction involving, a sale or transfer of the New Common Shares to a third party, no UK stamp duty or SDRT should arise in respect of such transfer.

A purchaser of Nil Paid Rights (received in respect of Existing Shares registered on the Australian Share Register or South African Share Register) represented by Provisional Allotment Letters on or before the latest time for registration of renunciation will not be liable to pay stamp duty, provided that any instrument of transfer is not executed in the United Kingdom, and does not relate to any property situate or to any matter or thing done or to be done, in the United Kingdom. An agreement to transfer Nil Paid Rights (received in respect of Existing Shares registered on the Australian Share Register or South African Share Register) or New Common Shares registered on the Australian Share Register or South African Share Register should not give rise to a charge to SDRT.

No stamp duty will be payable on a transfer or sale of New Common Shares registered on the Australian Share Register or South African Share Register, provided that any instrument of transfer is not executed in the United Kingdom, and does not relate to any property situate or to any matter or thing done or to be done, in the United Kingdom.

2.5 Stamp duty and SDRT—Depository Interests

No ad valorem United Kingdom stamp duty or SDRT will arise in respect of the issue of the New Common Shares to the Depository.

No ad valorem United Kingdom stamp duty or SDRT is payable on the issue of New DIs by the Depository or the surrender of New DIs to the Depository.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a deposit of Nil Paid Rights represented by a Provisional Allotment Letter or split Provisional Allotment Letter into the system.

Assuming that transfers of DI Nil Paid Rights and transfers of Depository Interests operate without any written instrument of transfer or written assignment to transfer, no United Kingdom stamp duty will be payable on the transfer of DI Nil Paid Rights or on the transfer of New DIs.

However, SDRT at a rate of 0.5 per cent. will be payable (generally by the purchaser) in respect of agreements to transfer DI Nil Paid Rights or New DIs (whether electronic or written). This is because neither the DI Nil Paid Rights nor the New DIs meet all the criteria set out for the exemption granted in the Stamp Duty Reserve Tax (UK Depository Interests in Foreign Securities) Regulations 1999 (SI 1999/2383), as amended by SI 2000/1871 and SI 2001/3779. Where such a purchase or transfer is effected through a member of the London Stock Exchange or a qualified dealer, the member or dealer will normally account for the collection and payment of the tax, but in all other cases the transferee or purchaser must

account for the tax to HMRC. The Company will not be responsible for the payment of SDRT in any such case.

The above statements in this section are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

2.6 Dividends

The United Kingdom taxation summary below is written on the basis that the Company is and remains resident in Bermuda and will therefore be subject to the Bermuda tax regime and not (save in respect of any United Kingdom source income) the United Kingdom tax regime. Dividends paid by the Company will, on this basis, be regarded as Bermuda dividends rather than United Kingdom dividends.

A United Kingdom resident individual Shareholder, or an individual who carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired Shares for the purposes of such trade, profession or vocation, branch or agency, who receives a dividend from the Company and who holds less than 10 per cent. of the Company's issued share capital will be entitled to a tax credit which may be set off against the Shareholder's total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the **gross dividend**), which is also equal to one-ninth of the cash dividend received. Such an individual United Kingdom resident Shareholder who is liable to income tax at a rate not exceeding the basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such Shareholder's liability to income tax on the dividend. In the case of such an individual Shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match the Shareholder's tax liability on the gross dividend and such Shareholder will have to account for additional income tax equal to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of the Shareholder's income falls above the threshold for higher rate income tax. The Government has announced proposals to introduce, with effect from 6 April 2011, a new tax rate of 45 per cent. for taxable non-savings and savings income above £150,000. Dividends which would otherwise be taxable at the new 45 per cent. rate would, however, be liable to income tax at a new rate of 37.5 per cent.

A United Kingdom resident individual Shareholder who is not liable to income tax in respect of the gross dividend and other United Kingdom resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Company.

Shareholders who are within the charge to corporation tax in respect of Common Shares in the Company will generally be subject to corporation tax on the gross amounts of any dividends paid by the Company. The Government has announced the introduction (from a date to be appointed by Treasury Order) of provisions which, if enacted in the form proposed in the draft legislation published on 9 December 2008, would result in Shareholders who are within the charge to corporation tax being subject to corporation tax on dividends paid by the Company, unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends paid by the Company would generally be exempt.

3 South African Taxation

Qualifying Shareholders should consult their professional advisers on their possible tax consequences of buying, holding or selling their Nil Paid Rights under the laws of their country of citizenship, residence or domicile. The discussion that follows for South Africa is based upon the applicable laws and interpretations thereof as in effect as of the date hereof, all of which laws and interpretations are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively.

3.1 Basis of Income Taxation

South Africa has a dual income tax system in terms of which residents are taxed on their world-wide income and non-residents are taxed on their South African source or deemed source income. Certain categories of income and activities are exempt from taxation.

Residence, in the case of natural persons, is established either by being ordinarily resident in South Africa or by satisfying a physical presence test in terms of which they become resident by virtue of their being physically present in South Africa for certain prescribed periods of time. In the case of legal entities, residence is established by virtue of incorporation, establishment, or formation, or having their place of effective management, in South Africa. Excluded from the definition of "resident" are individuals or entities which are, in terms of relevant double taxation agreements entered into by South Africa, deemed to be exclusively a resident of another country.

Dividends received by or accruing to persons from South African tax resident companies are generally exempt from tax. The exemption does not, however, apply in the case of a dividend which constitutes or forms part of any consideration in respect of the disposal of shares to that company in terms of a share buy-back.

3.2 Secondary Tax on Companies (STC)

This tax is paid by South African companies at a flat rate of 10 per cent. in respect of the amount of dividends declared less all dividends which accrue to them (but subject to certain exclusions) during its relevant "dividend cycle". "Dividend cycle" means the period commencing on the day following the date of accrual to a company's shareholders of the last dividend declared by the company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

It is proposed that for a maximum period of five years from the replacement of STC, Companies will be exempt from dividend withholding tax to the extent of accumulated STC credits.

3.3 Withholding Tax on Dividends

The company is not currently obliged to withhold any form of tax on dividends paid to non-residents of South Africa. However, legislation was passed in 2008 to replace the STC levied on South African tax resident companies declaring dividends, with a dividend withholding tax levied on the shareholders at a rate of 10 per cent.. The replacement of STC is intended to become effective in 2010.

Under the new legislation a dividend tax of 10 per cent. will be levied on any dividend paid by a company resident in South Africa including to non-resident companies and individuals. In general terms, a dividend, for the purposes of this tax, is defined as any amount transferred by a company to its shareholders which does not comprise contributed capital. Thus it should generally represent a distribution of profits, but a distribution of capital may, in certain circumstances, constitute a dividend. Further legislation, dealing especially with deemed dividends, will be passed in 2009.

3.4 Income Tax and Capital Gains Tax

Profits derived from the sale of shares in a company will generally only be subject to income tax (at a corporate tax rate of 28 per cent. and a maximum individual rate of 40 per cent. based on a sliding scale, and at a rate of 40 per cent. for trusts) in South Africa if the seller purchased and sold the shares in a scheme of profit-making (essentially as speculative/ trading profits).

Capital gains tax was introduced with effect from 1 October 2001 into the Income Tax Act, No 58 of 1962 by way of the incorporation of the Eighth Schedule therein (**8th Schedule**). In terms of the 8th Schedule, all South African tax residents are liable to pay capital gains tax on the gains realized from the disposal of capital assets. An asset is widely defined and includes assets such as movable or immovable property, corporeal or incorporeal, and rights or interests in such property but, excludes certain limited items.

Profits derived from the sale of South African shares held by non-residents as long-term investments will generally not be subject to capital gains tax in South Africa. However, the sale of shares by a non-resident will attract capital gains tax if the non-resident shareholder (alone or together with any connected persons, as defined) holds, directly or indirectly, at least 20 per cent. of the equity share capital of the South African company and more than 80 per cent. of the market value of those equity shares of that company is attributable, directly or indirectly, to immovable property (held otherwise than as trading stock) situated in South Africa. An interest in a mine or in mining rights is considered to be immovable property.

South African resident companies will be liable to pay capital gains tax on 50 per cent. of the net capital gain. At the current corporate tax rate of 28 per cent. the effective tax rate on net capital gains will therefore be 14 per cent.. Non-resident companies, which pay tax at the rate of 33 per cent. (but are exempt from STC) will thus pay capital gains tax at the effective rate of 16.5 per cent.. Natural persons are entitled to an annual exclusion of ZAR17,500 in respect of capital gains (R120 000 in the year of death). Natural persons are liable to capital gains tax on 25 per cent. of the net capital gain, resulting in an effective tax rate of 10 per cent. at a maximum marginal rate of 40 per cent., while trusts pay the tax at 50 per cent. of their rate of 40 per cent. i.e. the effective rate of 20 per cent..

3.5 Duty on Shares

On a subsequent change of beneficial ownership of the shares, South African Securities Transfer Tax is generally payable in respect of transactions involving the transfer of shares, at 0.25 per cent. of the market value of the shares or the sale price, whichever is the greater. The tax is recoverable from the acquirer of the shares.

4 United States Taxation

4.1 US Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary of certain material US federal income tax consequences of the receipt, exercise and disposition of Nil Paid Rights and DI Nil Paid Rights pursuant to the Rights Issue, as well as the acquisition, ownership and disposition of New Common Shares or New DIs by a US Holder (as defined below). This summary deals only with US Holders that receive Nil Paid Rights or DI Nil Paid Rights in the Rights Issue and will hold the Nil Paid Rights, DI Nil Paid Rights, New DIs and/or New Common Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the receipt, exercise or disposition of Nil Paid Rights, DI Nil Paid Rights, New DIs or the acquisition, ownership or disposition of New Common Shares or New DIs by particular investors, and does not address state, local, foreign or other tax laws. This summary also does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of the voting stock of the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the New Common Shares or New DIs as part of straddles, hedging transactions

or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of Nil Paid Rights, DI Nil Paid Rights, New DIs or New Common Shares that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation or other business entity treated as a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

The US federal income tax treatment of a partner in a partnership that holds Nil Paid Rights, DI Nil Paid Rights, New DIs or New Common Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership, exercise, and disposition of Nil Paid Rights, DI Nil Paid Rights, New DIs or New Common Shares by the partnership.

The summary assumes that the Company is not a passive foreign investment company (a **PFIC**) for US federal income tax purposes, which the Company believes to be the case. The Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NIL PAID RIGHTS, DI NIL PAID RIGHTS, NEW DIs AND NEW COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

For U.S. federal income tax purposes, a US Holder of DI Nil Paid Rights will be treated as the owner of a corresponding number of Nil Paid Rights, and a US Holder of Depository Interests will be treated as owning a corresponding number of Common Shares held through the Depository, and references herein to Nil Paid Rights and New Common Shares refer also to DI Nil Paid Rights and New DIs representing the relevant New Common Shares held through the Depository respectively.

4.2 Taxation in respect of Nil Paid Rights

Receipt of Nil Paid Rights

The tax consequences of the receipt of Nil Paid Rights by a US Holder are not free from doubt. In particular, it is not clear whether the sale of Nil Paid Rights by Merrill Lynch International or Euroz, and the remittance of the proceeds from that sale to certain holders whose Nil Paid Rights were sold, should be treated as a sale and distribution by the Company, or as a distribution of Nil Paid Rights by the Company and a subsequent sale of those Nil Paid Rights by the relevant holders. If the sale and distribution were considered to be made by the Company, then the receipt of Nil Paid Rights would be taxable to US Holders as a dividend to the extent of the Company's current or accumulated earnings and profits, as described below under "Taxation in Respect of New Common Shares—Dividends". However, based on the particular facts relating to the Nil Paid Rights and the sale of Nil Paid Rights by Merrill Lynch International or Euroz, we believe it is proper to take the position that a US Holder is not required to include any amount in income for US federal income tax purposes as a result of the receipt of the Nil Paid Rights. It is possible

that the US Internal Revenue Service will take a contrary view and require a US Holder to include in income the fair market value of the Nil Paid Rights on the date of their distribution. The remainder of this discussion assumes that the receipt of the Nil Paid Rights will not be a taxable event for US federal income tax purposes.

If, on the date of receipt, the fair market value of Nil Paid Rights is less than 15 per cent. of the fair market value of the Existing Shares with respect to which Nil Paid Rights are received, Nil Paid Rights will be allocated a zero tax basis unless the US Holder affirmatively elects to allocate tax basis in proportion to the relative fair market values of the US Holder's shares and Nil Paid Rights received determined on the date of receipt. This election must be made in the US Holder's timely filed US federal income tax return for the taxable year in which Nil Paid Rights are received, in respect of all Nil Paid Rights received by the US Holder, and is irrevocable.

If, on the date of receipt, the fair market value of Nil Paid Rights is 15 per cent. or more of the fair market value of the Existing Shares with respect to which the rights are received, then, except as discussed below under "Expiration of Rights," the basis in the US Holder's Existing Shares must be allocated between the Existing Shares and Nil Paid Rights received in proportion to their fair market values determined on the date of receipt.

Sale or Other Disposition of Nil Paid Rights

Upon a sale or other disposition of Nil Paid Rights (including a sale of Nil Paid Rights by Merrill Lynch International or Euroz), a US Holder will generally recognise capital gain or loss equal to the difference, if any, between the US dollar value of the amount realised (as determined on the date of the sale or other disposition) and the US Holder's adjusted tax basis in the Nil Paid Rights. Any gain or loss will generally be US source, and will be long-term capital gain or loss if the US Holder's holding period in the Nil Paid Rights exceeds one year. A US Holder's holding period in the Nil Paid Rights will include the holding period in the Existing Shares with respect to which the Nil Paid Rights were distributed.

Expiration of Nil Paid Rights

If a US Holder allows the Nil Paid Rights to expire without selling or exercising them and does not receive any proceeds, the holder will not recognise any loss upon the expiration of the Nil Paid Rights, and the holder will not be entitled to allocate any basis to the Nil Paid Rights.

Exercise of Nil Paid Rights

A US Holder's basis in the Rights Issue Shares will equal the sum of the US dollar value of the Exercise Price determined at the spot rate on the date of exercise and the US Holder's basis, if any, in the Nil Paid Rights exercised. A US Holder's holding period in each Rights Issue Share acquired through the exercise of a Right will begin with and include the date of exercise.

Proceeds from Sale by Merrill Lynch International or Euroz

The US federal income tax treatment of a US Holder that receives proceeds as a result of the sale by Merrill Lynch International or Euroz of Rights Issue Shares at a premium over the Exercise Price in respect of such holder's Nil Paid Rights is not free from doubt. Generally, such a US Holder will be treated either as having sold the Nil Paid Rights (as described above) or as having exercised the Nil Paid Rights and sold the New Common Shares. A US Holder that is treated as having sold the Rights Issue Shares will recognise a short-term capital gain or loss as described below under "Taxation in Respect of New Common Shares-Sale or Other Disposition", regardless of the holding period of the Rights. US Holders that receive amounts in respect of lapsed Nil Paid Rights should consult their own tax advisers regarding the US federal income tax treatment of such amounts.

4.3 Taxation in respect of New Common Shares

Dividends

Distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations or the special reduced rate for individuals normally applicable to long-term capital gains. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the New Common Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by the Company with respect to New Common Shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from the Company.

Foreign Currency Dividends

Dividends paid in foreign currency will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder or depository on behalf of the US Holder, regardless of whether the foreign currency is converted into US dollars at that time. If dividends received in foreign currency are converted into US dollars on the day they are received the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. Any foreign currency gain or loss will be treated as arising from US sources.

4.4 Sale or other Disposition

Upon a sale or other disposition of New Common Shares, a US Holder generally will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the New Common Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the New Common Shares exceeds one year.

A US Holder's tax basis in a New Common Share will generally be its US dollar cost. The US dollar cost of a New Common Share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of New Common Shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects). Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. The amount realised on a sale or other disposition of New Common Shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of New Common Shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

4.5 Disposition of Foreign Currency

Foreign currency received on the sale or other disposition of a New Common Share will have a tax basis equal to its US dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the US dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Shares or upon exchange for US dollars) will generally be US source ordinary income or loss.

4.6 Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to New Common Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

5 Bermuda Taxation

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or by the Shareholders in respect of the Common Shares. The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to the Company or to any of its operations or to the Common Shares, or to any of its debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by the Company in respect of real property owned or leased by the Company in Bermuda.

PART XI
ADDITIONAL INFORMATION

1 Responsibility

The Company and the Directors, whose names appear in "Directors, Company Secretary, Registered Office and Advisers" on page 43 of this document, accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge of the Company and the Directors, in accordance with the facts and contains no omission likely to affect its import.

2 Incorporation and registered office

The Company was incorporated and registered in Bermuda on 8 April 1999 under the Companies Act 1981 of Bermuda and the regulations made thereunder (**Companies Act**) as a limited company with exempted status with registered number EC 26290 and with the name Strategic Platinum Mines Limited. The name of the Company was changed to Aquarius Platinum Limited on 16 September 1999.

The principal legislation under which the Company operates, and under which the Common Shares have been created, is the Companies Act. As an "exempted company", the Company is authorised to carry on business outside Bermuda but may not (except in certain limited circumstances) carry on business within Bermuda.

The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton, HM11 Bermuda.

3 Aquarius' share capital and securities convertible into share capital

3.1 Current share capital

As at 25 March 2009 (being the latest practicable date prior to the date of this document), the authorised, issued and fully paid share capital of the Company was as follows:

	Authorised		Issued and fully paid	
Class of Share	**Number**	**Amount US$**	**Number**	**Amount US$**
Common Shares of US$0.05	1,590,000,000	79,500,000	327,095,634	16,354,782
Preference Shares of US$0.15 . . .	50,000,000	7,500,000	0	0

The authorised, issued and fully paid share capital of the Company immediately following the Placing is expected to be as follows:

	Authorised		Issued and fully paid	
Class of Share	**Number**	**Amount US$**	**Number**	**Amount US$**
Common Shares of US$0.05 . . .	1,590,000,000	79,500,000	373,425,634	18,671,282
Preference Shares of US$0.15 . .	50,000,000	7,500,000	0	0

Note:

(1) The number of Common Shares in issue immediately following the Placing assumes that no options are exercised between the date of this document and the date on which the Placing completes.

The authorised, issued and fully paid share capital of the Company immediately following completion of the Rights Issue[(1)] (taking into account the Placing) is expected to be as follows:

	Authorised		Issued and fully paid	
Class of Share	**Number**	**Amount US$**	**Number**	**Amount US$**
Common Shares of US$0.05 . . .	1,590,000,000	79,500,000	414,917,371	20,745,869
Preference Shares of US$0.15 . .	50,000,000	7,500,000	0	0

Notes:

(1) The number of Common Shares in issue immediately following the Placing and Rights Issue assumes that no options are exercised between the date of this document and completion of the Placing and Rights Issue.

(2) Included in this amount are 1,710,477 Common Shares that are held in the form of ADRs.

Since 31 December 2008 there has been no issue of share capital of Aquarius, fully or partly paid, either in cash or for other consideration, and (other than in connection with the Placing, Rights Issue, Convertible Bond Issue, First Plats Agreement and the exercise of options) no such issues are proposed. Other than in connection with the Aquarius Share Plan and Aquarius Option Plan, no share capital of Aquarius or any of its subsidiaries is under option or agreed conditionally or unconditionally to be put under option.

As at 25 March 2009, being the last practicable date prior to publication of this document, Aquarius Platinum Corporate Services Pty Ltd, a wholly-owned subsidiary of Aquarius, holds 245,000 Common Shares to meet the Aquarius Share Plan obligations as and when they arise at the discretion of the trustee of the Aquarius Share Plan.

The number of Common Shares outstanding at the beginning and end of the last financial year, was as follows:

	Authorised	Issued and fully paid Shares
30 June 2007	530,000,000	256,455,303
30 June 2008	1,590,000,000	262,052,778

3.2 History of Common Share capital

3.2.1 Authorised Common Share capital

Aquarius was incorporated with an authorised share capital of US$12,000 divided into 5 common shares of US$2,400 each. These shares were issued on 20 April 1999, partly paid to a former chairman of the Company, who became the sole Shareholder of the Company. The following changes in the authorised share capital of the Company have occurred since the date of incorporation:

(i) on 30 April 1999 the Company resolved in general meeting that its authorised share capital be increased to US$75,012,000 by the creation of 500,000,000 common shares of US$0.15 each;

(ii) at the annual general meeting of the Company (**AGM**) on 27 October 2003 the authorised capital of the Company was divided into two classes consisting of 530,000,000 common shares and 50,000,000 preference shares of a par value of US$0.15; and

(iii) at the AGM of the Company on 30 June 2007 the Company resolved that the issued capital of the Company be subdivided on the basis that every one fully paid common share be subdivided into three fully paid common shares so that the par value of common shares reduced from US$0.15 to US$0.05.

3.2.2 Movements in issued Common Share capital

	2006	2007	2008
Common Shares issued as a result of the exercise of options	1,594,333	1,136,876	1,198,519
Common Shares issued as a result of share placement	—	—	23,144,000
Common Shares issued in connection with the acquisition of an interest in a joint venture	—	—	2,680,854
Common Shares issued to SavCon, Aquarius' BEE partner	—	—	65,042,856
Common Shares repurchased by Aquarius	—	—	(21,425,898)
Total issued Common Shares	**1,594,333**	**1,136,876**	**70,640,331**

3.3 New Common Shares

Pursuant to the Placing 46,330,000 Placing Shares will be issued at a price of 180 pence per Placing Share. Pursuant to the Rights Issue 41,491,737 Rights Issue Shares will be issued at a price of A$2.39, 115 pence, or ZAR15.83 per Rights Issue Share. This will result in the issued Common Share capital of the Company increasing by approximately 26.8 per cent..

Qualifying Shareholders who take up their pro rata entitlement in full will suffer no dilution to their interests in the Company as a result of the Rights Issue. Qualifying Shareholders who do not take up any of their Nil Paid Rights or DI Nil Paid Rights to subscribe for the Rights Issue Shares will suffer an immediate dilution of 10.0 per cent. in their interests in the Company. Regardless of whether a Qualifying Shareholder takes up the offer of Rights Issue Shares, the effect of the Placing will be to reduce the proportionate ownership and voting interests in the Common Shares of Shareholders who do not participate in the Placing on a pro rata basis.

3.4 Securities convertible into share capital

3.4.1 Outstanding options

As at 25 March 2009 (being the latest practicable date prior to the publication of this document), the following options are outstanding over the Common Share capital of the Company:

	Number	Current Exercise Price
Unlisted options exercisable on or before 11 June 2011	616,128	£0.85
Unlisted options exercisable at on or before 11 October 2011	209,865	£0.85
Unlisted options exercisable at on or before 2 November 2011	334,202	£0.97
Unlisted options exercisable at on or before 26 May 2013	240,108	£2.34
Unlisted options exercisable at on or before 21 November 2013	280,002	£1.11

The terms of the options provide that in the case of a pro-rata rights issue the exercise price will be reduced in accordance with the formula set out in ASX Listing Rule 6.22.

3.4.2 Convertible Bond Issue

Convertible Bonds of between ZAR500 million and ZAR650 million are proposed to be issued by the Company to provide financing, together with certain of the funds raised through the Placing and Rights Issue to settle the outstanding amounts owed under the Bridge Loan Facility, as described in paragraph 17.3 of this Part XI. The Convertible Bonds will rank as senior obligations of the Company and will be secured by similar security as currently secures the existing Bridge Loan Facility, including mortgage bonds, special notarial bonds and general notarial bonds in relation to Kroondal, Marikana and Everest. The principal terms of the Convertible Bonds are as follows:

(i) the Company will at or around 11 May 2009 issue up to ZAR650 million of Convertible Bonds at par. RMB has underwritten the issue of ZAR500 million of Convertible Bonds. The minimum denomination of the Convertible Bonds will be ZAR1 million (currently approximately US$100,000). The Convertible Bonds will be denominated in Rand and are expected to be listed only on the JSE;

(ii) the Convertible Bonds will have a bullet maturity on 30 April 2012 and will pay a floating coupon semi-annually, in arrear, of 3 month JIBAR plus a margin of 3 per cent. per annum. The Convertible Bonds will be redeemed at par if redemption occurs at maturity. Interest in respect of the Convertible Bond is compounded quarterly;

(iii) the Convertible Bonds will entitle holders to convert into JSE listed Common Shares at any time after the first anniversary of the issue date. The number of shares underlying each Convertible Bond will be determined by dividing the principal amount of the Convertible Bond by the Conversion Price, which will initially be set at 25 per cent. above the Base Share Price as determined;

(iv) the Convertible Bonds may be redeemed in cash by the Company at its election at a premium in the first year from the issue date;

(v) the Convertible Bonds may be offered for redemption by the Company in cash at any time after the first anniversary of the issue date, if the daily volume weighted average price of the Common Shares in the Company have traded for 20 consecutive days at a price greater than 128 per cent. above the Conversion Price. Bond holders have the right, within a time period after the Company has offered to redeem the Convertible Bonds, to convert the Convertible Bonds to Common Shares;

(vi) the terms of the Convertible Bonds provide that the Company and AQPSA may only pay distributions, loans or other payments to persons other than between themselves or in the ordinary course of business if after such payments the Aquarius Group has cash on hand equal to a certain percentage of the principal amount of the Convertible Bonds outstanding depending on when the payment is made, ranging from 8 per cent. for payments in the first 6 months following the issue date of the Convertible Bonds to 15 per cent. for payments between 6 and 12 months from the issue date and 25 per cent. for payments between 12 and 18 months from the issue date;

(vii) AQPSA is obliged to establish a reserve fund in the form of cash or permitted investments equal to 30 per cent. of the principal amount of the Convertible Bonds on or after 18 months from the issue date of the Convertible Bonds, 40 per cent. of the principal amount of the Convertible Bonds on or after 24 months from the issue date of the outstanding Convertible Bonds and 50 per cent. of the principal amount of the Convertible Bonds on or after 30 months from the issue date of the Convertible Bonds. The funds held in the reserve account are not available for distribution and are to be used to redeem the Convertible Bonds on their final maturity date;

(viii) the terms of the Convertible Bonds contain certain covenants imposing restrictions in relation to AQPSA incurring secured and unsecured indebtedness;

(ix) the Convertible Bonds will be secured through various guarantees by the majority of assets owned by AQPSA;

(x) the Convertible Bonds contain various other provisions that would be common to this type of instrument including provisions to adjust the conversion price of the Convertible Bonds upon the occurrence of certain events, such as further issues of Common Shares or restructures of the share capital of the Company; and

(xi) the Company's obligation to issue Shares on conversion is, if necessary, conditional on shareholder approval to increase Aquarius' authorised share capital, and for the purposes of the ASX Listing Rules. The Company has undertaken to seek shareholder approval for the purposes of the ASX Listing Rules for the issue of Common Shares on conversion and until it obtains shareholder approval it has undertaken not to carry out activities that will restrict its ability under the ASX Listing Rules to issue Common Shares on conversion. Given that the Convertible Bonds are not able to be converted during the first year following the issue of the Convertible Bonds, it is expected that at all times when the Convertible Bonds may be converted the Company will be able to issue Common Shares, even if at that time it has not obtained shareholder approval.

4 Memorandum of Association and Bye-laws

The following description of Aquarius' Memorandum of Association and Bye-laws summarises certain key provisions in effect as at the date of this document. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Company's Memorandum of Association and Bye-laws, which are available for inspection at the Company's registered office and the address specified in paragraph 28 below.

The Memorandum of Association of the Company provides, amongst other things, that the Company's principal objects are to carry on the business of an investment holding company. The objects of the Company are set out in clause 6 of the Memorandum of Association of the Company.

The Bye-laws adopted pursuant to a resolution passed at the Company's AGM on 3 December 2001, and amended pursuant to a resolution passed at the Company's special meeting on 3 October 2002, contain provisions to the following effect:

4.1 Share rights

The authorised share capital of the Company is divided into two classes consisting of Common Shares and preference shares. Currently no preference shares are issued and outstanding. All of the issued and outstanding Common Shares prior to completion of this offering are and will be fully paid, and all of the New Common Shares will be issued fully paid.

4.2 Voting rights

Subject to any rights or restrictions attaching to any class of shares, at any general meeting of the Company:

(a) each Shareholder entitled to vote may vote in person, by proxy or (if it is a company) by representative, each of whom shall be entitled to speak and to one vote on a show of hands;

(b) on a poll vote each Shareholder present in person, by proxy, or (if it is a company) by representative:

(i) shall be entitled to one vote for each fully paid share held; and

(ii) for each partly paid share, that fraction of one vote which the amount paid (not credited) on that share bears to the total amount paid and payable (but not credited) on that share, and, if the total number of votes does not constitute a whole number, the Company shall disregard the fractional part of the whole total;

(c) on a poll a Shareholder or proxy or representative, if entitled to more than one vote, need not use all his votes or cast all the votes he uses in the same way; and

(d) a Shareholder who holds Restricted Securities shall not be entitled to vote on any resolution, whether on a show of hands or a poll, in respect of those Restricted Securities during:

(i) a breach of the ASX Listing Rules relating to those Restricted Securities; or

(ii) a breach of a Restriction Agreement.

No Shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of Common Shares of the Company have been paid.

4.3 Dividends and other distributions

The Directors may, subject to the Bye-laws and in accordance with the Companies Act, declare a dividend or make a distribution to the Shareholders according to their rights and interests, in proportion to the number of Common Shares held by the Shareholders, less all monies due from the Shareholder to Aquarius on account for calls or otherwise.

If a breach of the ASX Listing Rules occurs in relation to Common Shares which are Restricted Securities or a breach of any restriction agreement in relation to those Shares occurs, the Shareholder holding such Common Shares will not be entitled to dividends or distributions for as long as the breach subsists.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company.

The Company may cease sending dividends, warrants or cheques by post if those instruments have been returned undelivered to, or left uncashed by, that Shareholder on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the Shareholder's new address.

4.4 Winding up

If the Company is wound up the liquidator may, upon resolution of the Shareholders, divide amongst the Shareholders in specie or in kind the whole or any part of the assets of the Company.

Alternatively, the liquidator may, upon resolution of the Shareholders, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator shall think fit. No Shareholder shall be compelled to accept any Common Shares or other securities or assets where there is any liability.

4.5 Variation of Rights

All or any of the special rights for the time being attached to any issued class of Common Shares (unless otherwise provided by the terms of issue of the Common Shares of that class) may be varied with the consent in writing of the holders of not less than 75 per cent of the issued Common Shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such Common Shares voting in person or by proxy.

4.6 Issue of shares

At the discretion of the Board, the Company can issue securities or other instruments evidencing any shares, option rights or other obligations on such terms or conditions as fixed by the Board. The Company shall not give financial assistance for the purpose of a purchase or subscription made or to be made by any person of or for any shares, except as permitted by the Companies Act.

4.7 Transfer of shares

(a) Shares in Aquarius are freely transferable, subject to the instrument of transfer being in the form prescribed by the Bye-laws, and the registration of the transfer not resulting in a contravention of or failure to observe the provisions of the applicable Bermuda law.

(b) Aquarius has obtained a broad consent from the BMA which gives permission for the transfer of Common Shares between non-residents of Bermuda without specific approval of the BMA so long as the Common Shares are listed on an "Appointed Stock Exchange" (which includes ASX, the LSE and the JSE), save for the limitation in the BMA's Common Shares consent against persons resident in Bermuda holding more than 20 per cent of the Shares.

(c) Except as permitted by the ASX Listing Rules or ASX:

(i) the registered holder of a Restricted Security (as defined in the ASX Listing Rules) will not dispose of such a Restricted Security during the Escrow Period (as defined by the ASX Listing Rules); and

(ii) the Company will refuse to acknowledge a disposal (including registering a transfer) of Restricted Securities during the Escrow Period.

(d) The Board may in its absolute discretion and without reason refuse to register the transfer of a share which is not fully paid. The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained.

(e) Under Bermuda law and the Bye-laws, there are no redemption or pre-emption rights on transfer attaching to the shares.

4.8 Alteration of share capital

Aquarius may, if authorised by a general meeting of its Shareholders, increase its share capital. The unissued shares shall be at the disposal of the Board of Directors and, subject to

any special rights conferred on the holders of any shares or class of shares, any share in Aquarius may be issued on such terms, conditions and other provisions as are fixed by the Board.

4.9 Purchase of Aquarius' shares by Aquarius

The Board may exercise all the powers of the Company to purchase all or any part of its own shares pursuant to the Companies Act.

4.10 General meetings

The AGM of the Company shall be held in each year at such time and place as the Chairman or the Board shall appoint, upon 21 days' notice. The chairman or the Board may convene a special general meeting of the Company whenever in their judgment such a meeting is necessary, upon 21 days' notice. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an AGM by all of the Shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the Shareholders entitled to attend and vote at the meeting holding not less than 95 per cent. in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of Shareholders is three or more Shareholders who are entitled to vote and who are present in person or by proxy at the start of and throughout the meeting.

The Board shall convene a special general meeting on the requisition of Shareholders holding at the date of the deposit of the requisition no less than one-tenth of the paid-up share capital of the Company.

4.11 Financial statements and other communications with Shareholders

Subject to any rights or restrictions attaching to any class of shares, Shareholders are entitled to receive all notices, reports and accounts and other documents required to be furnished to Shareholders under the Companies Act.

4.12 Directors

Appointment of Directors

The Board shall consist of not less than two and not more than 9 Directors or such number in excess thereof as the Board and the Shareholders may from time to time determine. Directors may be appointed by the Company in general meeting.

Retirement of Directors by rotation

Directors must retire no later than the longer of the third AGM or three years following the Director's last election. The Directors to retire at each AGM are those who have held office for the longest period. A Director who retires is eligible for re-election.

Removal of Directors

Shareholders entitled to vote for the election of Directors may, at any special general meeting, remove a Director, provided the notice for such meeting contains a statement of the intention to do so and a summary of the facts justifying the Director's removal, which is to be served on the Director not less than 14 days before the meeting.

Vacancies of the Board

The Board shall have the power to appoint any person to fill a vacancy on the Board. The office of Director shall be vacated if the Director:

(a) is removed from office pursuant to the Bye-laws or is prohibited from being a Director by law;

(b) is or becomes bankrupt or makes any arrangement or composition with his creditors;

(c) is or becomes of unsound mind or dies; or

(d) resigns his office by notice in writing to the Company.

Meetings and powers of the Board

The quorum necessary for the transaction of business at a meeting of the Board shall be 2 Directors. A resolution put to the vote at a meeting of the Board shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail. The chairman of the meeting of the Board shall not have a second or casting vote.

Disclosure of Director's interests

A Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest as required by the Companies Act. Following a declaration, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any such contract or arrangement. If a declaration is made by the chairman of the relevant Board meeting, he shall not act as chairman in respect of the matter in which he is interested.

Remuneration of Directors

The remuneration (if any) of the Directors shall be determined by the Company in general meeting from time to time. The Directors will determine the amount of remuneration to be paid, or applied for the benefit of, each non-executive Director. The remuneration of any Director holding executive office must be fixed by the Directors, and must not be set as a commission on, or percentage of, operating revenue. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

4.13 Access to books and records and dissemination of information

Members of the general public have a right to inspect the public documents of a company available at the office of the Bermuda Registrar of Companies. These documents include the company's memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

4.14 Indemnification of Directors and officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

Aquarius' Bye-laws provide that the Company shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The Bye-laws provide that the Shareholders waive all claims or rights of action that they might have, individually or in right of the Company, against any of the Company's directors or officers for any act or failure to act in the performance of such director's or officer's duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the

Companies Act permits the Company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. The Company has purchased and maintains a directors' and officers' liability policy for such a purpose.

4.15 Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Aquarius' Bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of the board of directors and by a resolution of the Shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20 per cent. in par value of the company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favour of the amendment.

4.16 Amalgamations and business combinations

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise, the approval of 75 per cent. of the shareholders voting at such meeting is required to approve the amalgamation agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Aquarius' Bye-laws provide that an amalgamation or other business combination (as defined in the Bye-laws) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the Shareholders at which the quorum shall be three or more Shareholders who are entitled to vote present in person or by proxy. Any amalgamation or other business combination (as defined in the Bye-laws) not approved by the Board must be approved by the holders of not less than 75 per cent. of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favour of the amalgamation and who is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

4.17 Shareholder suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may

apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Aquarius' Bye-laws contain a provision by virtue of which the Shareholders waive any claim or right of action that they have, both individually and on the Company's behalf, against any Director or officer in relation to any action or failure to take action by such Director or officer, except in respect of any fraud or dishonesty of such Director or officer.

4.18 Capitalisation of profits and reserves

Pursuant to Aquarius' Bye-laws, the Board may (i) capitalise any part of the amount of the Company's share premium or other reserve accounts or any amount credited to the Company's profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the Shareholders; or (ii) capitalise any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those Shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

4.19 Certain provisions of Bermuda law

The Company has been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on the Company's ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to overseas Shareholders.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of a special capacity, the Company is not bound to investigate or see to the execution of any trust.

5 Mandatory takeover bids, squeeze-out and sell-out rules

The Companies Act does not contain any takeover regulations applicable to shareholders of Bermuda companies, whether public companies or not. Accordingly, on 3 October 2002, the Company adopted, in its Bye-laws, shareholder protection provisions to the following effect:

5.1 Prohibition on acquiring more than 20 per cent.

No person may acquire an interest in Common Shares if, due to the acquisition, the person's Relevant Interest (as defined below) (together with that of his or her associates) either increases from 20 per cent. or below to more than 20 per cent., or increases from a starting point that is above 20 per cent. and below 90 per cent.

A person has a "**Relevant Interest**" if they are the holder of the Common Shares or have the power to:

(i) exercise or influence (or restrain) the exercise of voting rights on Common Shares (whether through the giving of voting instructions or as a proxy or otherwise); or

(ii) dispose or influence (or restrain) the disposal of Common Shares.

5.2 Exceptions to the Prohibition

There are a number of exceptions to the Prohibition including the following:

(a) the acquisition results from acceptances of offers under a takeover bid which complies with the prescribed bid principles or occurs during a takeover bid;

(b) the acquisition constitutes not more than a 3 per cent. "creep" in the Relevant Interest of the Shareholder in a rolling 6 month period;

(c) the acquisition has received the prior approval of the Company in special general meeting where no votes are cast in favour of the resolution by persons making the acquisition or from whom the acquisition is to be made and provided that Shareholders were given all information known to the Company or the person proposing to make the acquisition that is material to the decision on how to vote on the resolution;

(d) the acquisition is the result of a pro-rata offer by the Company;

(e) the acquisition results by operation of law including by way of amalgamation or scheme of arrangement conducted in accordance with the Companies Act; or

(f) the acquisition results from an issue by the Company under a prospectus to the underwriter or sub-underwriter to the issue where the prospectus discloses the effect or range of possible effects that the issue would have on the number of Common Shares in which the underwriter or sub-underwriter would have a Relevant Interest and on the voting rights of the underwriter or sub-underwriter.

5.3 Enforcement and sanctions

The Board, an officer of the Company or any other interested person aggrieved by a breach of the Prohibition can cause the Company to exercise any one or more of the following remedies if the Prohibition has been breached and the breach is continuing:

(a) require, by notice in writing, the Shareholder to dispose of all or part of the Common Shares held in breach of the Prohibition within the time specified in the notice; or

(b) suspend and disregard the exercise by the Shareholder of all or part of the voting rights arising from the Common Shares; or

(c) suspend the Shareholder from the right to receive all or part of the dividends or other distributions arising from the Common Shares held in breach of the Prohibition.

5.4 Bid principles

A bid for Shares that at all relevant times complies with the Bye-laws must comply with the following principles:

(a) An offer for Common Shares must be an offer to acquire all Common Shares or a specified proportion of all Common Shares (which proportion must be the same for all Shareholders).

(b) All offers to Shareholders must be the same.

(c) The consideration offered for Common Shares must be at least equal to consideration provided, or agreed to be provided, by the offeror during the 4 months prior to the first day of the period of the offer.

(d) The person making a takeover bid must not give or agree to give a benefit to a Shareholder if the benefit is likely to induce the Shareholder to accept the offer or dispose of Shares and the benefit is not offered to all Shareholders.

(e) The period of the offer must commence on the date the first offer is made and last for at least 1 month and not more than 12 months, subject to automatic extension of the offer period in circumstances specified in the Bye-laws.

(f) Offers must not be subject to conditions satisfying certain criteria, including:

  (i) maximum acceptance conditions;

  (ii) conditions which discriminate between Shareholders; and

  (iii) conditions in respect of which their fulfilment depends on the opinion, belief or other state of mind of the offeror or the happening of an event that is in the sole control of the offeror or a person associated with the offeror.

(g) The offers may only be varied by improving the consideration offered or extending the period of offer.

(h) Every offer must be in writing and have the same date.

(i) The offeror must, at the same time as it gives its offer to Shareholders, also give a document to Shareholders, the Company, ASX, LSE and JSE setting out all information known to the offeror that is material to the making of a decision by a Shareholder whether or not to accept the offer.

5.5 Notification of details of Relevant Interests

The Company may give a notice to a Shareholder requiring that Shareholder to disclose, amongst other things, full details of their Relevant Interest and the circumstances giving rise to the Relevant Interest. A statement responding to the Company's notice is required to be given within 2 business days of receipt of the notice.

5.6 Notification of substantial shareholdings

A Shareholder must advise the Company, ASX, the LSE and the JSE within 2 business days of:

(a) the person beginning, or ceasing to have (together with his or her associates) a Relevant Interest in 5 per cent. or more of the total number of votes attached to Shares (**Substantial Holding**);

(b) a movement of at least 1 per cent. in the person's Substantial Holding; or

(c) making a takeover bid,

and provide further information as prescribed in the Bye-laws.

6 Directors of the Company

6.1 Directors

The Directors and their principal functions are as follows:

N.T. Sibley	Independent non-executive Chairman
S.A. Murray	Chief Executive Officer and Deputy Chairman
Sir W. Purves	Senior independent non-executive Director
D.R. Dix	Independent non-executive Director
T. Freshwater	Independent non-executive Director
G.E. Haslam	Non-executive Director
K. Morna	Non-executive Director
Z. Mankazana	Non-executive Director

Brief biographical details of the Directors are as follows:

Nicholas T. Sibley, FCA

Non-executive Chairman

Mr Sibley is a Chartered Accountant, a director of Tanzanite One Ltd, Corney & Barrow Group Ltd, Wah Kwong Maritime Transport Holdings Limited and of two investment companies. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and a director of Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Aquarius Board during October 1999 and assumed the Chairmanship in July 2002. Mr Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Board.

Stuart A. Murray, B.Sc (Eng), AMI ChemE

Chief Executive Officer and Deputy Chairman

Mr Murray joined Aquarius during May 2001 and was appointed Chief Executive Officer in September 2001. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum. Mr Murray is a member of the Nomination Committee and Executive Committee of AQPSA.

Sir William Purves, CBE DSO GBM

Non-Executive Director

Sir William Purves joined The Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy-making body. He was appointed a Commander of the Order of the British Empire in 1990 and was knighted in 1993. Sir William Purves was appointed to the Aquarius Board during February 2004 and is Chairman of the Audit/Risk Committee and a member of the Nomination Committee.

David R. Dix

Non-Executive Director

Mr Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including as Head of Resources for Asia Pacific and in London as Head of Mining. Mr Dix is Executive Chairman of AED Oil Limited and Chairman of Quadrem Limited, a company which provides eBusiness solutions to the resource sector. Mr Dix was appointed to the Aquarius Board during March 2004 and is a member of the Audit/Risk, and Nomination Committees.

G. Edward Haslam

Non-Executive Director

Mr Haslam was a director of Lonmin plc from 1999 until April 2004. Mr Haslam is Chairman of LSE listed Talvivaara plc and is a director of the LSE listed Namakwa Diamonds Ltd. Mr Haslam was appointed to the Aquarius Board during May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk and Nomination Committees.

Tim Freshwater

Non-Executive Director

Mr Freshwater is a solicitor in the United Kingdom and Hong Kong and has been involved in Asian markets for over 35 years. Mr Freshwater is Vice Chairman of Goldman Sachs Asia and is also a director of a number of companies, including Swire Pacific Limited, Chong Hing Bank Limited, Cosco Pacific Limited and Grosvenor Asia Limited. He is a member of the Board of directors of the Community Chest of Hong Kong and a Council Member of the Hong Kong Trade Development Council. Mr Freshwater was appointed to the Aquarius Board during August 2006 and is a member of the Nomination Committee.

Kofi Morna

Non-Executive Director

Mr Morna is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius' BEE partner. Prior to joining Savannah Resources, Mr Morna worked with the International Finance Corporation as an Investment Officer, Gemini Consulting as a Senior Management Consultant and Schlumberger Oilfield Services as a Field Engineer. Mr Morna holds an MBA from the London Business School and a BS from Princeton University in the United States. He is currently a director of Mkhombi Holdings and Delta Iron Ore. Mr Morna joined the board of AQPSA in February 2005 and was appointed to the Aquarius Board during February 2007. Mr Morna is a member of the Nomination Committee of the Board.

Zwelakhe Mankazana

Non-executive director

Mr Mankazana was appointed as Alternate Director for Mr Kofi Morna on the Aquarius Board during February 2007 and appointed a director in October 2008. He is an Executive Director of Savannah Resources, the lead investor in the Savannah Consortium, Aquarius' BEE partner. Mr Mankazana holds an MSc in Economics from the Patrice Lumumba University of Friendship. In addition to his interests in mining, Mr Mankazana is also a director of South African mobile operator Cell C and is chairman of Southern Africa Direct TV Ltd. He is involved in community development as a trustee on several development trusts. Mr Mankazana joined the board of AQPSA in February 2005.

Willi M.P. Boehm

Company Secretary

Mr Boehm joined Aquarius Platinum (Australia) Limited in June 1995 and has been Company Secretary of Aquarius since 1999. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's corporate affairs. He has 28 years experience in managing public companies.

There is no family relationship between any of Aquarius' directors or senior management.

7 Directors' interests

Save as set out in paragraphs 7.1 and 7.2 below, no Director has any interests (beneficial or non-beneficial) in the share capital of the Company or any of its subsidiaries.

7.1 Directors' shareholdings

As at 25 March 2009 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial unless otherwise stated) of the Directors (as well as their immediate families) in the share capital of Aquarius or (so far as is known or could with reasonable due diligence be ascertained by the relevant Director) interests of a person connected (within the meaning of section 252 of the Companies Act) with a Director and the existence of which was known to or could, with reasonable diligence, be ascertained by the Directors as at 25 March 2009 together with such interests as are expected to be held immediately following completion of the Placing and Rights Issue are as follows:

	As at 25 March 2009		Immediately following completion of the Placing and Rights Issue	
Directors	Number of Existing Shares	Percentage of issued share capital	Number of New and Existing Shares	Percentage of issued share capital
S.A. Murray	1,319,730	0.4	1,466,366	0.35
N.T. Sibley	1,600,000	0.49	1,777,777	0.42
D.R. Dix	Nil	0	Nil	0
G.E. Haslam	15,000	0.005	16,666	0.004
Sir W.Purves	Nil	0	Nil	0
T. Freshwater	Nil	0	Nil	0
K. Morna(3)	61,792,856	18.89	68,658,728(4)	16.55
Z. Mankanzana(3)	—	—	—	—

Notes:

(1) The number of Common Shares in issue immediately following the Placing and Rights Issue assumes that no Existing Options are exercised and that the New Common Shares which the Directors currently intend to take up in the Placing and Rights Issue are taken up. In addition to the above interests, those Directors who are employees of the Company are each considered to have an interest as potential beneficiaries in Common Shares held by the trustees of the Aquarius Share Plan. The balance of Common Shares held by the trustees of the Aquarius Share Plan at 30 June 2007 was nil. The balance at 30 June 2008 was 64,000. The trustees of the Aquarius Share Plan currently hold 245,000 Common Shares.

(2) None of the Directors, nor their spouses or minor children, hold non-beneficial interests in the Common Shares of the Company.

(3) The interests held by Mr Morna and Mr Mankanzana arise as a result of their directorship in Savannah which, as a member of the Savannah Consortium, holds 61,792,856 Common Shares.

(4) Subject to raising financing on acceptable terms, the Savannah Consortium intends to accept its entitlements in full. The number of Common Shares in issue immediately following the Placing and Rights Issue assumes that Savannah Consortium takes up all of its rights to Rights Issue Shares.

The Directors have the same voting rights as all other Shareholders.

7.2 Directors' options and awards

As at 25 March 2009 2009 (being the latest practicable date prior to the publication of this document), the Directors held options and awards to subscribe for Common Shares, or were allocated Common Shares under the Aquarius Option Plan which may be satisfied by a subscription for Common Shares, as follows:

Name	Date of grant	Number of Options	Option exercise price	Market price at date of grant	Vested/ Unvested	Expiry Date
			(£)	(£)		
N.T. Sibley	N/A	Nil	N/A	N/A	N/A	N/A
S.A. Murray	11 October 2004	209,865	0.85	0.39	Unvested[1]	11/10/2011
Sir W. Purves	N/A	Nil	N/A	N/A	N/A	N/A
D.R. Dix	N/A	Nil	N/A	N/A	N/A	N/A
G.E. Haslam	N/A	Nil	N/A	N/A	N/A	N/A
K. Morna	N/A	Nil	N/A	N/A	N/A	N/A
T. Freshwater	N/A	Nil	N/A	N/A	N/A	N/A
Overall Total		209,865				

Note:

(1) The vesting date for all options held by Mr Murray is June 2009.

No Aquarius Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Company and which was effected by any member of the Aquarius Group in the current or immediately preceding financial year or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

There are no guarantees provided by any member of the Aquarius Group for the benefit of the Directors.

Within the period of five years preceding the date of this document, none of the Directors:

(a) has any convictions in relation to fraudulent offences;

(b) has been a director or senior manager (who is relevant to establishing that a company has the appropriate expertise and experience for the management of that company) of any company at the time of any bankruptcy, receivership or liquidation of such company; or

(c) has received any official public incrimination and/or sanction by any statutory or regulatory authorities (including designated professional bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

None of the Directors has any potential conflicts of interests between their duties to the Company and their private interests or other duties.

Neither the Placing nor Rights Issue will vary the remuneration of the Directors.

8 Remuneration details, Directors' service contracts and letters of appointment

8.1 Remuneration of Directors

In the financial year ended, 30 June 2008, the aggregate total remuneration paid (including contingent or deferred compensation) and benefits in kind granted (under any description whatsoever) to the Directors by members of the Aquarius Group was as set out on page 78 of the 2008 Annual Report and Accounts.

Under the terms of his service contracts and applicable incentive plans, in the year ending 30 June 2008, Mr Murray, the only Executive Director was entitled to the remuneration and benefits set out below:

	Salary/fees	Performance bonus	Pension allowance	Benefits	2008 Total
	(US$)	(US$)	(US$)	(US$)	(US$)
Executive Directors					
S.A. Murray	853,999	756,789	43,060	Nil	1,653,848

The Non-Executive Directors received the following fees for the year ending 30 June 2008:

	Board fees	Board committee fees	Total 2008
	(US$)	(US$)	(US$)
N.T. Sibley (Chairman)	195,000	Nil	195,000
D.R. Dix	75,000	7,500	82,500
G.E. Haslam	75,000	19,500	94,500
Sir W. Purves	75,000	30,000	105,000
T. Freshwater	75,000	Nil	75,000
K. Morna	75,000	Nil	75,000
Z. Mankanzana	Nil	Nil	Nil

No Director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The Non-Executive Directors did not receive any bonus payments or benefits.

Other than as set out in the tables above, in the financial year ended 30 June 2008 no amount was set aside or accrued by the Aquarius' Group to provide pension, retirement or other benefits to the Directors.

Details of the Executive Director's notice periods under his service contracts are set out below:

8.2 Directors' service contracts and letters of appointment

Name	Date of current contract/ employing company	Notice period— from company	Notice period— from executive
Mr. S.A. Murray	21/08/01 / AQPSA	6 months	6 months
Mr. S.A. Murray	21/08/01 / Aquarius	6 months	6 months

Executive Director

Mr. Murray has an executive services agreement with Aquarius and an employment agreement with AQPSA, which are both terminable by either party on six months' notice.

Under the employment contract, Mr Murray's salary is US$84,000 per annum. In addition, Mr Murray is entitled to director's fees of ZAR240,000 per annum, medical aid subscription retirement fund benefits and benefits under the Company's group life scheme. Mr Murray is also entitled to participate in the Aquarius Share Plan. Under the executive services contract, Mr Murray's salary is US$ 36,000 per annum. In addition, Mr Murray is entitled to directors' fees of US$30,000 per annum, and a subsistence allowance of US$120 a day which applies for each day of absence from South Africa whilst on business of the Company, as well as other entitlements.

Both agreements also entitle Mr Murray to participate in the Company's incentive bonus scheme, which is based on Company and individual performance. The maximum amount available for the Chief Executive Officer is up to a maximum of 100 per cent. of annual salary. The grant of such bonus is at the discretion of the Remuneration Committee.

Non-Executive Directors

The Non-Executive Directors do not have service contracts or notice periods, although they each have letters of engagement reflecting their responsibilities and commitments. Under the Bye-laws, all Directors (other than the Managing Director) must retire by rotation and seek re-election by Shareholders at least every three years. The dates in the table below

reflect the latest date for re-election. Other than the Chairman, whose letter of appointment contains a six month notice period, no compensation would be paid to any Non-Executive Director in the event of early termination.

The original date of appointment as a Director of the Company and the latest date for the next re-election are as follows:

	Date first appointed	Latest date for next re-election
N. T Sibley	26/01/1999	2009/2010
S.A. Murray	21/05/2001	N/A
Sir W. Purves	10/02/2004	2010/2011
D. Dix	31/03/2004	2010/2011
G.E. Haslam	01/05/2004	2009/2010
T.G. Freshwater	09/08/2006	November 2009
K. Morna	07/11/2006	November 2010
Z.S. Mankazana	07/02/2007	November 2011

The Directors have held the following directorships and/or been a partner in the following partnerships within the five years prior to the date of this document.

Name	Position	Company/Partnership	Position still held
Nicholas T. Sibley	Director	Asia Pacific Fund Inc	Yes
		Sefton Park Ltd	Yes
	Director	Stockland Group Ltd	Yes
	Director	Jacksonton Ltd	Yes
	Director	Chirin Asia Pacific Fund Ltd	Yes
	Director	Chirin Asia Pacific Master Fund Ltd	Yes
	Director	Tanzanite One Ltd	Yes
	Director	Corney & Barrow Group Limited	Yes
	Director	Wah Kwong Maritime Transport Holdings Ltd	Yes
Stuart A. Murray	Director	Simmer and Jack Mines Limited	Yes
	Director	Aquarius Platinum (South Africa) (Proprietary) Limited	Yes
	Director	Aquarius Platinum (South Africa) Corporate Services (Proprietary) Limited	Yes
	Director	Aquarius Platinum (South Africa) (Proprietary) Limited t/a Kroondal Mine	Yes
	Director	Aquarius Platinum (South Africa) (Proprietary) Limited t/a Marikana Mine	Yes
	Director	Platinum Mile Resources (Proprietary) Limited	Yes
	Director	Magliesburg Properties (Proprietary) Limited	Yes
	Director	Mimosa Mining Company (Private) Limited	Yes
		Mimosa Holdings (Private) Limited	
	Director	Mimosa Investments Limited	Yes
	Director	Lexshell 100 General Trading	Yes
	Director	Aquarius Platinum (Australia) Limited	Yes
	Director	Aquarius Platinum Corporate Services Pty Ltd	Yes
	Director	Signature Metals Limited	Yes
Sir William Purves	Director	Trident Safeguards	No
	Director	Hakluyt & Co Ltd	No
	Director	Asia Investment Corporation	No
	Director	Rexters Founders Share Company Ltd	Yes
	Director	BW Group Ltd.	Yes
David Dix	Director	Quadrem International Holdings, Inc	Yes
		Ashmore Oil Pty Limited	Yes
		Puffin Installation Services Pte Ltd	Yes
		AED Services Pte Ltd	Yes
		Quadrem Netherlands B.V.	Yes
		Woodlea Group PTY LTD	Yes

Name	Position	Company/Partnership	Position still held
Tim Freshwater	Director	Goldman Sachs (Asia) L.L.C.	Yes
	Director	Goldman Sachs (Asia) Securities Limited	Yes
	Director	Cliffewood Limited	Yes
	Director	Shek O Development Company Limited	Yes
	Director	COSCO Pacific Limited (1199)	Yes
	Director	The Hong Kong Club	Yes
	Director	Swire Pacific Limited (19)	Yes
	Director	Chong Hing Bank Limited	Yes
	Director	Goldman Sachs JBWere Pty Ltd	Yes
	Director	Goldman Sachs JBWere Group Holdings Pty Ltd	Yes
	Director	Grosvenor Asset Management Ltd	Yes
	Director	Stocker Limited	Yes
	Director	The Community Chest of Hong Kong	Yes
G. Edward Haslam	Director	Talvivaara plc	Yes
	Director	Namakwa Diamonds Limited	Yes
	Director	Furuya Metals Ltd, Tokyo	No
	Director	Lonmin Plc	No
Kofi Morna	Director	Aquarius Platinum South Africa (Pty) Ltd	Yes
	Director	Platinum Mile (Pty) Ltd	Yes
	Director	Savannah Platinum (SPV) Pty Ltd	Yes
	Director	Savannah Resources (Pty) Ltd	Yes
	Director	Mkhombi Mining (Pty) Ltd	Yes
	Director	Mkhombi Holdings (Pty) Ltd	Yes
	Director	Mkhombi Services (Pty) Ltd	Yes
	Director	Metanza Furnace Technologies (Pty) Ltd	Yes
	Director	Metanza Processors (Pty) Ltd	Yes
	Director	L A Crushers (Pty) Ltd	No
	Director	Delta Iron Ore (Pty) Ltd	Yes
Zwelakhe Mankazana	Director	Ubambo Investment Holdings Ltd	No
	Director	Emerald Casino Resort (Pty) Ltd	No
	Director	Business Venture Investments No. 626 (Pty) Ltd	Yes
	Director	Savannah Resources (Pty) Ltd	Yes
	Director	Savannah Platinum SPV (Pty) Ltd	Yes
	Director	Aquarius Platinum (South Africa) (Pty) Ltd	Yes
	Director	Lexshell 700 (Pty) Ltd (Name change to Digital Universe (Pty) Ltd	Yes
	Director	Digital Sky Investments (Pty) Ltd	Yes
	Director	SA Direct TV Ltd	Yes
	Director	Cell C (Pty) Ltd	Yes
	Director	3C Telecommunications (Pty) Ltd	Yes

9 Board practices

The Company is duly incorporated and existing under the laws of Bermuda and the Board is in compliance with its obligations under applicable Bermuda law, including the Companies Act and in particular, the Company has not failed to make any filings with any Bermuda government authority or to pay any Bermuda government fee or tax, which would make it liable to be struck off the Register of Companies of Bermuda and thereby cease to exist under the laws of Bermuda. Aquarius is committed to the ASX Corporate Governance Principles and Recommendations (the **Recommendations**). The ASX Listing Rules require every listed company to provide a statement in their annual report disclosing the extent to which they have followed the Recommendations in the reporting period. Where companies have not followed the Recommendations, they must identify the Recommendations that have not been followed and give reasons for not following them. As at 30 October 2008, Aquarius is compliant with the Recommendations save as:

(a) Performance evaluation of the Board and key executives: The Board conducts its performance review of itself on an ongoing basis throughout the year. The small size of the Company and hands on management style requires an increased level of interaction between Directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current

approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Aquarius Group.

(b) Disclosure of remuneration policy and procedures: The Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the Recommendations, the Company advises that the total amount paid to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

The Recommendations require that a majority of the Board should be independent. Aquarius has 8 Directors, 5 of whom are independent non-executive directors: Mr. N.T. Sibley, Mr. D.R. Dix, Mr. G.E. Haslem, Sir W. Purves and Mr. T. Freshwater.

Aquarius' Board has established three committees: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

9.2 The Audit/Risk Committee

The Audit/Risk Committee assists the Board in discharging its responsibilities with regard to the Company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Audit/Risk Committee is governed by a charter approved by the Board.

The Audit/Risk Committee consists of:

- four members;
- only Non-Executive Directors;
- only independent Directors; and
- an independent chairperson, who is nominated by the Board from time to time but who shall not be the chairperson of the Board.

The members of the Audit/Risk Committee at the date of this document are as follows:

- Sir William Purves (Chairman)
- Mr Nicholas Sibley
- Mr David Dix
- Mr Edward Haslam

The Board deems all members of the Audit/Risk Committee to have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Audit/Risk Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Board; and
- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Audit/Risk Committee receives regular reports from the external auditor on the critical policies and practices of the company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Audit/Risk Committee assesses the Company's structure, business and controls annually. It ensures the Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the Company in a timely manner.

The Audit/Risk Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Audit/Risk Committee and distributes minutes to all Board members.

9.3 The Remuneration and Succession Planning Committee

The members of the Remuneration and Succession Planning Committee at the date of this document are:

- Mr Edward Haslam (Chairman)
- Mr Nicholas Sibley

The Remuneration and Succession Planning Committee is governed by a charter approved by the Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Board deems all members of the Remuneration and Succession Planning Committee to have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Remuneration and Succession Planning Committee are Non-Executive Directors, both of whom the Board consider independent.

The Remuneration and Succession Planning Committee reviews compensation arrangements for the Directors and the executive team.

The Remuneration and Succession Planning Committee also assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum Shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of directors' and officers' emoluments are linked to the Company's financial and operational performance.

In carrying out its responsibilities, the Remuneration and Succession Planning Committee is authorised by the Board to secure the attendance of any person with relevant experience and expertise at Remuneration and Succession Planning Committee meetings, and if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

The Remuneration and Succession Planning Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Remuneration and Succession Planning Committee does not allow for retirement benefits of Non-Executive Directors; Non-Executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

The Remuneration and Succession Planning Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

9.4 The Nomination Committee

In order to fulfil the Company's responsibility to Shareholders to ensure that the composition, structure and operation of the Board is of the highest standard, the full Board of Aquarius acts as the Nomination Committee. The Board believes the input of all Directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

The Board is guided by a charter, a summary of which is available on the Company's website, www.aquariusplatinum.com. The Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Nomination Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

Appointments are referred to Shareholders at the next available opportunity for election in general meeting.

10 Significant shareholdings

As at 25 March 2009 (being the last practicable date prior to publication of this document) the Company had been notified of or was otherwise aware of the following Shareholders who were directly or indirectly interested in 3 per cent. or more of the issued Common Shares:

	As at 25 March 2009 Common Shares	per cent. of share capital
Savannah Consortium[1]	61,792,856	18.89
HSBC Custody Nominees (Australia) Limited	24,715,117	7.55
Nutraco Nominees Limited	16,386,843	5.00
J P Morgan Nominees Australia Limited	14,882,688	4.54

Note:

(1) Savannah Consortium's holding comprises holdings by Savannah (representing 64.29 per cent. of the SavCon holding), Chuma (representing 25.55 per cent. of the SavCon holding) and Malibongwe (representing 10.16 per cent. of the SavCon holding).

Save as disclosed in this paragraph 10, Aquarius is not aware of any person who as at 25 March 2009 (being the latest practicable date prior to the publication of this document), directly or indirectly, has a holding which exceeds the threshold of 3 per cent or more of the total voting rights attaching to its issued share capital.

Aquarius is not aware of any persons who, as at 25 March 2009 (being the latest practicable date prior to the publication of this document), directly or indirectly, jointly or severally, exercise or could exercise control over Aquarius nor is it aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

None of the Shareholders referred to in this paragraph 10 has different voting rights from any other holder of Common Shares in respect of any Common Shares held by them.

11 Subsidiaries

Members of the Aquarius Group

Aquarius is the parent company of the Aquarius Group. The following table contains a list of the principal subsidiaries of Aquarius (each of which is considered by Aquarius to be likely to have a significant effect on the assessment of the assets, liabilities, the financial position and/or the profits and losses of the Aquarius Group):

Name	Percentage ownership interest and voting power	Field of activity	Country of incorporation
Aquarius Platinum (South Africa) (Pty) Ltd	100 per cent.	PGM producer	South Africa
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	100 per cent.	PGM producer	South Africa

Jointly Controlled Entities

Details of jointly controlled entities are as follows:

Name	Country of Incorporation	% Equity Interest 2008	2007
Mimosa Investments Limited	Mauritius	50%	50%
Mimosa Mining Company (Private) Limited	Zimbabwe	50%	50%
Platinum Mile Resources (Pty) Ltd	South Africa	50%	—

12 Employees

Financial year	Total number of Employees and Contractors
FY06/07	8,788
FY07/08	9,151
FY08/09	9,938
FY09/10 (as at 8 December 2008)	8,752

13 Aquarius Share Plan and Aquarius Option Plan

Aquarius currently has the Aquarius Share Plan and the Aquarius Option Plan for directors and employees. The Board administers the Aquarius Share Plan and the Aquarius Option Plan, which were established in 2008.

13.1 Aquarius Share Plan

The terms and conditions of the Aquarius Share Plan are outlined below:

Entitlement to participate: participation in the Aquarius Share Plan by an Eligible Employee (as defined in the Aquarius Share Plan) will be at the discretion of the Board, having regard to:

(a) the seniority of the Eligible Employee;

(b) the length of service of the Eligible Employee with the Company or subsidiary;

(c) the record of the Eligible Employee with the Company or subsidiary;

(d) the potential contribution of the Eligible Employee to the growth and profitability of the Company or subsidiary; and

(e) any other matters which the Board considers relevant.

Invitations: the Board may issue invitations to an Eligible Employee for the number of Common Shares specified in the invitation.

Number of Common Shares: the number of Common Shares that may be offered to an Eligible Employee is entirely within the discretion of the Board.

Trustee to acquire shares: the Board can authorise the Trustee (as defined in the Aquarius Share Plan) to purchase Common Shares and hold them as either unallocated Common Shares or as Common Shares for and on behalf of an Eligible Employee. The Eligible Employee who has been issued Common Shares (**Participant**) may require the Trustee to transfer the Common Shares held by the Trustee on behalf of the Participant to the Participant subject to satisfaction of any performance criteria or vesting conditions imposed by the Board. The Board may also direct the Trustee to allocate to a Participant Shares purchased as unallocated Common Shares.

Departure of a Participant: If a Participant departs prior to satisfaction of any performance criteria or vesting conditions imposed by the Board then, subject to the Board's discretion, the Common Shares that were held on behalf of the Participant will be held by the Trustee as unallocated Common Shares.

Change of control of the Company: The Company must notify the Participant within 10 business days of a Change of Control Event (as defined in the Aquarius Share Plan). Notwithstanding any performance conditions or vesting periods imposed by the Board, a Participant may require the Trustee to transfer to a Participant all the Common Shares held by the Trustee on behalf of the Participant at any time following a Change of Control Event.

Common Shares remaining with Trustee after 10 years: each Participant irrevocably directs the Trustee to sell on behalf of the Participant any Common Shares remaining with the Trustee after 10 years.

13.2 Aquarius Option Plan

The terms and conditions of the Aquarius Option Plan are outlined below:

Entitlement to participate: participation in the Aquarius Option Plan by an Eligible Employee (as defined in the Aquarius Option Plan) will be entirely at the discretion of the Board.

Invitations: the Board may issue invitations to an Eligible Employee for the number of options specified in the invitation.

Number of Options: the number of options that may be offered to an Eligible Employee is entirely within the discretion of the Board. Each option will entitle the holder to one Common Share, upon payment of the exercise price in full upon application, prior to the expiry date.

Issue Price: options granted under the Aquarius Option Plan will be granted free of charge.

Exercise Price: the exercise price of Options granted under the Aquarius Option Plan will be determined by the Board.

Expiry Date: the expiry date of the options will be determined by the Board, but shall automatically expire after 10 years.

Lapse of options: if at any time a Participant ceases to be an Eligible Employee, the options will lapse after one month, however if the Participant ceases to be an Eligible Employee because they retire, become bankrupt or die, the options will lapse after 12 months.

Participation in future issues: A Participant cannot participate in new issues of Common Shares or other securities to holders of Common Shares unless the Common Shares in respect of the Participant's options have been issued. Different rules will apply in the event the Company makes a pro rata bonus issue of Common Shares or a pro rata issue of securities.

Reorganisation: if any reorganisation of the issued share capital in the Company occurs, the number of Common Shares delivered in respect of each option or the amount payable, if any, will be reorganised in the manner as specified in the ASX Listing Rules.

Change of control of the Company: upon a Change of Control Event (as defined in the Aquarius Option Plan), the Board may at its discretion resolve that the vesting conditions are deemed to have been satisfied in respect of some or all of the options.

No Transfer: options granted under the Aquarius Option Plan may not be transferred without the prior written approval of the Board.

Adjustment of options: if, prior to the expiry of an option granted under the Aquarius Option Plan, there is a reorganisation of the issued hare capital of the Company (including a consolidation, subdivision or reduction of capital or return of capital to Shareholders), the number of shares subject to the option and/or the exercise price will be adjusted in the manner required by the ASX Listing Rules.

Shares issued on Exercise of Options: Common Shares which are issued as a result of the exercise of options granted under the Aquarius Option Plan will rank equally in all respects with all Common Shares on issue and the Company will apply for quotation of those shares on the ASX, LSE and JSE.

Limit on number of Options that may be granted under the Aquarius Option Plan: The Remuneration Committee must ensure that it does not grant options under the Aquarius Option Plan if the number of options, when added together with:

- shares issued on the exercise of options granted within the previous 3 years under any share option scheme;
- shares remaining issuable in respect of options granted on the same date or within the previous 3 years under any share options scheme; and
- shares issued on the same date or within the previous 3 years under any share option scheme in respect of monies made available by the Company,

exceeds 10 per cent. of the issued capital of the Company on the day before the grant date.

14 Pension benefits

Employer entities within the Aquarius Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. In 2008, contributions made by the Aquarius Group ranged from 8 per cent. to 20 per cent. of the employee's base salary.

15 Environmental issues

Aquarius is conscious of the potential impact of mining on the environment in which its operations are located and mindful of its obligation to mitigate this impact. The Aquarius Group's environmental policy and its Code of Ethics govern environmental management and compliance at the AQPSA operations. They ensure that the operations are managed in full compliance with local legal requirements, at minimum, and adopt and develop good practice. Environmental management plans (**EMPs**), developed in line with legislation, are in place at all operations. An annual external audit is undertaken to review compliance of these EMPs and this audit is submitted to the Zimbabwe Department of Minerals and Energy for review. The Aquarius Group has adopted the ISO 14001 standard as the basis for its environmental management system and implementation of this standard has begun. Certification of all operations is planned for end of the year ended 30 June 2009. Priority is given to environmental management issues involving water, energy, carbon emissions, and land-use rehabilitation.

16 Litigation

AQPSA is currently involved in an ongoing dispute with Moolman. It was agreed, and an order taken on 2 March 2009, that the claims in the action proceedings be referred to trial.

The dispute concerns Moolman seeking declaratory relief as to the meaning of the "rise and fall" provisions of the contract between APQSA and Moolman, payment in terms of the rise and fall provisions thereof; payment for standing time, damages arising from the early termination of the contract and payment for services in terms of the contract prior to termination.

AQPSA seeks a declaratory relief ordering (amongst other) that the contract was lawfully rescinded and no claims can arise from it whether in terms of the "rise and fall" provisions or at all and damages.

The amount counterclaimed by Moolman is ZAR472,000,000. Having taken legal advice however, the board of directors of AQPSA are of the view that the counterclaim will not be successful and that there is no exposure to the Company.

Other than as set out above, no member of the Aquarius Group is engaged in or, so far as Aquarius is aware, has pending or threatened, any governmental, legal or arbitration proceedings which may have, or have had in the recent past (covering the 12 months immediately preceding the date of this document), a significant effect on the Company's and/or the Aquarius Group's financial position or profitability.

17 Material contracts

The following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the Aquarius Group (i) within the two years immediately preceding the date of this document which are, or may be, material to the Aquarius Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the Aquarius Group as at the date of this document:

17.1 Placing and Rights Issue Underwriting Agreement

Pursuant to a Placing and Rights Issue Underwriting Agreement dated 26 March 2009 between Aquarius, Merrill Lynch International and Euroz (**Placing and Rights Issue Underwriting Agreement**):

(a) Merrill Lynch and Euroz have underwritten the Placing as to settlement in relation, respectively, to 82.5 per cent. and 17.5 per cent. of the Placing Shares;

(b) the Company has agreed to invite Qualifying Shareholders (other than, subject to certain exceptions, Restricted Shareholders) to apply to acquire Rights Issue Shares at the Issue Price by way of the Rights Issue; and

(c) Merrill Lynch International has agreed to procure acquirers for, or failing which Merrill Lynch International shall acquire, Rights Issue Shares representing 82.5 per cent. of the Rights Issue Shares not taken up under the Rights Issue (the **Underwritten Shares**) and Euroz has agreed to procure acquirers for, or failing which, Euroz shall acquire Rights Issue Shares representing 17.5 per cent. of the Underwritten Shares to the extent not taken up under the Rights Issue, in each case at the Issue Price.

In consideration of Merrill Lynch International's and Euroz's agreement to underwrite their respective proportions of the Placing Shares (as to settlement) and the Rights Issue Shares and Merrill Lynch International's and Euroz's services in connection with the Placing and the Rights Issue, and subject to Merrill Lynch International's and Euroz's obligations under the Placing and Rights Issue Underwriting Agreement having become unconditional and the Placing and Rights Issue Underwriting Agreement not having been terminated, the Company shall pay to Merrill Lynch International and Euroz (i) a commission of 3.0 per cent. of the aggregate value of the Placing Shares at the Placing Price, (ii) commission of 4.0 per cent. on the aggregate value of the number of Rights Issue Shares at the Issue Price, and (iii) in the Company's sole discretion, a discretionary fee of 1 per cent. of the aggregate value of either or both (a) the Placing Shares at the Placing Price and (b) the Rights Issue Shares at the Issue Price, in each case apportioned between them in proportion to their underwriting commitment.

Out of such fees (to the extent received by Merrill Lynch International and Euroz) Merrill Lynch International and Euroz will pay any sub-underwriting commissions (to the extent that sub-underwriters are or have been procured by Merrill Lynch International and Euroz, as applicable). These underwriting fees were determined in accordance with market rates.

The Company shall pay (whether or not Merrill Lynch International's and Euroz's obligations under the Placing and Rights Issue Underwriting Agreement become unconditional) all costs and expenses properly incurred in connection with, the Placing and Rights Issue, the allotment and issue of the New Common Shares and the Placing and Rights Issue Underwriting Agreement including (but not limited to) the ASX, UK Listing Authority, London Stock Exchange and the JSE listing and trading fees, other regulatory fees and expenses, printing and advertising costs, postage, Registrar's charges, its own, Merrill Lynch International's and Euroz's legal and other out of pocket expenses, all accountancy and other professional fees, properly incurred public relations fees and expenses and all stamp duty and stamp duty reserve tax (if any) and other duties and taxes (other than corporation tax incurred by Merrill Lynch International and Euroz on the commissions payable to either of them).

The obligations of Merrill Lynch International and Euroz under the Placing and Rights Issue Underwriting Agreement are subject to certain conditions including, amongst others:

(i) the Company having complied with all of its obligations under the Placing and Rights Issue Underwriting Agreement which fall to be satisfied before either UK Placing Admission or (as the case may be) Rights Admission;

(ii) on or prior to UK Placing Admission or (as the case may be) Rights Admission there being no material breach by the Company of the representations, warranties and undertakings given in the Placing and Rights Issue Underwriting Agreement;

(iii) UK Placing Admission having occurred not later than 8.00 a.m. (London time) on 31 March 2009 (or such later time and/or date, not being later than 8.00 a.m. (London time) on 2 April 2009, as the Company, Merrill Lynch International and Euroz may agree);

(iv) Rights Admission having occurred not later than 8.00 a.m. (London time) on 3 April 2009 (or such later time and/or date, not being later than 8.00 a.m. (London time) on 5 April 2009, as the Company, Merrill Lynch International and Euroz may agree); and

(v) no event referred to in Section 87G(1) of the FSMA arising between the date of this document and UK Placing Admission or (as the case may be) Rights Admission and no supplementary prospectus being published by or on behalf of the Company prior to Rights Admission which either Merrill Lynch International or Euroz (acting in good faith) considers material in the context of the Rights Issue.

Pursuant to the Placing and Rights Issue Underwriting Agreement, the parties to the Placing and Rights Issue Underwriting Agreement have agreed that if a supplementary prospectus is issued by the Company two or fewer days prior to the date specified as the Closing Date (or such later date as may be agreed between the parties), such Closing Date shall be extended to the date which is three business days after the date of issue of the supplementary document.

The Company has given certain representations, warranties and indemnities to Merrill Lynch International and Euroz. The liabilities of the Company are unlimited as to time and amount.

Merrill Lynch International and Euroz have agreed that neither they nor any person acting on their behalf will procure subscribers for any of the Rights Issue Shares, the Nil Paid Rights and the DI Nil Paid Rights in any manner involving a public offering within the meaning of section 4(2) of the US Securities Act.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Merrill Lynch International and the ultimate beneficial owner of Merrill Lynch International, and Euroz, are third parties independent of the Company and connected persons of the Company.

The Directors (including the independent Non-Executive Directors) consider that the terms of the Placing and Rights Issue Agreement are fair and reasonable and that the Placing and Rights Issue Agreement is in the best interests of Shareholders as a whole.

17.2 Convertible Bond Underwriting Agreement

Pursuant to the Convertible Bond Underwriting Agreement dated 26 March 2009 among Aquarius, AQPSA and FirstRand Bank Limited (acting through its Rand Merchant Bank division), RMB has agreed to underwrite the issue of ZAR500 million Convertible Bonds. The aggregate principal amount of the Convertible Bonds may be increased to up to ZAR650 million pursuant to the exercise of RMB's option to increase the aggregate principal amount of the Convertible Bonds by an additional ZAR150 million in accordance with the terms of the Convertible Bond Underwriting Agreement.

In consideration of RMB's agreement to underwrite the Convertible Bond Issue, the Company shall pay to RMB, a base commission of 3 per cent. which can increase to a maximum average of 4.3 per cent. on the principal amount of the Convertible Bonds. The

underwriting fee was determined in accordance with market rates as set out in the Convertible Bond Underwriting Agreement entered into between RMB and Aquarius dated 26 March 2009 (**Mandate Fee**).

The Company shall pay all properly incurred costs and expenses in connection with the issue of the Convertible Bonds, including for the avoidance of doubt, fees and expenses of RMB's and the trustee's legal advisers, any roadshow expenses and printing costs and expenses and all stamp duty and stamp duty reserve tax (if any) and other duties and taxes (other than corporation tax incurred by RMB on the commissions payable to it). Such costs may be withheld from the subscription moneys for the Convertible Bonds payable to the Company pursuant to clause 11 of the Convertible Bond Underwriting Agreement. In the event that the Company elects not to proceed with the issue of Convertible Bonds all properly incurred costs as described above are payable by the Company but the Mandate Fee need not be paid.

The obligations of RMB under the Convertible Bond Underwriting Agreement (including the underwriting) are subject, *inter alia*, to UK Placing Admission having occurred by the Placing Admission Date.

The Company has given certain representations, warranties and indemnities to RMB. The liabilities of the Company are unlimited as to time and amount.

RMB has agreed that neither they nor any person acting on their behalf will procure subscribers for any of the Convertible Bonds:

(a) in Australia, unless the aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in another currency) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 or Chapter 7 of the Australian Corporations Act; such action complies with applicable laws and directives and such action does not require any document to be lodged with the Australian Securities and Investments Commission (**ASIC**) or the ASX;

(b) in the UK in circumstances in which Section 21(1) of FSMA, 2000 will apply to the Company;

(c) in South Africa, other than in accordance with the South African Exchange Control Regulations, the South African Companies Act, the South African Banks Act, 1990 and any other applicable laws and regulations of the Republic of South Africa from time to time;

(d) in the United States, other than in accordance with rule 903 of Regulation S of the US Securities Act; and

(e) in Bermuda other than to persons whose ordinary business involves the acquisition, disposal or holding of securities, whether as principal or agent.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, RMB is a third party independent of the Company.

The Directors (including the independent Non-Executive Directors) consider that the terms of the Convertible Bond Underwriting Agreement are fair and reasonable and that the Convertible Bond Underwriting Agreement is in the best interests of Shareholders as a whole.

17.3 Amended and Restated Facilities Agreement

On or about 15 April 2008, AQPSA entered into an amended and restated facilities agreement with FirstRand Bank Limited (**Amended and Restated Facilities Agreement**). The facilities available to AQPSA included the Bridge Loan Facility of approximately ZAR2.4 billion (US$198.066 million). The Bridge Loan Facility accrues interest at a margin above 3 month JIBAR of initially 1.85 per cent. and escalating to 3 per cent.. During the period ended 30 June 2008 the Bridge Loan Facility bore interest at an average rate of 13.14 per cent..

The facilities are secured by a first ranking fixed and floating charge over all assets of AQPSA. Prepayments of principal can be made in full or in part not more than once per calendar month and in an amount of not less than ZAR25 million. On each interest payment

date a prepayment against the outstanding Bridge Loan Facility balance will be made through a cash sweep of AQPSA's available credit balances in a minimum amount of ZAR1 million. The total amount available under the Bridge Loan Facility is due for repayment on 30 June 2009.

The amended and restated facilities agreement contains restrictions on distributions to shareholders of AQPSA and connected parties if an event of default is, or would be as a result of the distribution, present and if the dividend cover ratio is not met. AQPSA is only permitted to make a distribution during September 2008 and March 2009 and any distribution is capped at ZAR330 million.

If any event of default occurs under the facilities, the lenders shall be entitled, in their sole discretion to claim immediate payment of all amounts outstanding under the facilities and amounts in respect of duties, fees and charges owing by AQPSA. In addition the lenders shall be entitled to

- claim immediate payment from the Company of defined breakage costs;
- demand and receive specific performance of the relevant obligation breached by AQPSA;
- take all steps which it regards as desirable in order to enforce, perfect, preserve or strengthen the security (if entitled to);
- cancel the whole or part of the facilities;
- refuse to make payment of any further as yet undrawn funds available under the facilities; and
- claim payment from AQPSA of any and all damages, costs and other amounts incurred as a result of such event of default.

17.4 Mimosa Offtake Agreement

On 20 November 2007, Mimosa, Minerals Marketing Corporation of Zimbabwe (**MMCZ**) and Centametall Ag (**Centametall**) entered into a concentrate purchase agreement. The agreement supersedes a previous agreement between the parties. Under the agreement MMCZ, for and on behalf of Mimosa, will sell to Centametall the concentrate to be produced at the Mimosa mine containing nickel, copper, cobalt and PGMs. Mimosa is a wholly owned subsidiary of Mimosa Investments Limited, in which Aquarius has a 50 per cent. interest. The quantities of concentrate to be purchased under the agreement increase as the Mimosa mine expands. Under the agreement Mimosa is to deliver the concentrate to IRS Ltd's Smelting facility in South Africa. The purchase price for the concentrate varies according to the metal value contained in the concentrate and the quality of the concentrate. The agreement has an initial term of 15 years from the date of receipt of the first concentrate shipment. Thereafter, the contract continues in force until terminated by either party on prior written notice to the other.

17.5 Pooling and Sharing Agreement 1 (P&SA1)

In June 2003, AQPSA and RPM entered into the P&SA1 in relation to their respective mineral rights and assets at and around the Kroondal mine. The P&SA1 became effective on 1 November 2003. Under the P&SA1, AQPSA agreed to provide access to the mineral rights vested in the Kroondal mine, all current plant and shaft infrastructure and management and other contractual operating arrangements associated with the operation. RPM agreed to contribute a portion of the UG2 orebody on the Rustenburg Platinum mine. The agreement envisages the operation of a single mining entity, however, both parties retain ownership of the assets they contributed, with revenues, costs and profits being shared equally. The agreement provides for the AQPSA management team to remain in place at Kroondal and to report on a quarterly basis to a committee comprising representatives from both AQPSA and RPM. The agreement contains a put option in favour of AQPSA, whereby if the P&SA1 is terminated prior to the end of life of the RPM mine, AQPSA shall be entitled to put the AQPSA assets relating to the Kroondal mine to RPM and RPM will be obliged to acquire the assets at a price determined in accordance with the P&SA1.

17.6 Pooling and Sharing Agreement 2 (P&SA2)

In July 2005, AQPSA and RPM entered into the P&SA2 in relation to their respective mineral rights and assets at and around Marikana. The P&SA2 became effective on 22 September 2005. Under the P&SA2, AQPSA agreed to provide access to the mineral rights vested in Marikana, all current plant and shaft infrastructure and management and other contractual operating arrangements associated with the operation. RPM agreed to contribute portions of the UG2 ore reserves on the Rustenburg Platinum mine. The agreement envisages the operation of a single mining entity, however, both parties retain ownership of the assets they contributed, with revenues, costs and profits being shared equally. The P&SA2 contains provisions relating to "super profits", which are defined as profit margins in excess of 50 per cent.. In the event of there being super profits, the portion of profit margins above the 50 per cent. margin will be split in favour of RPM in the ratio 55 per cent. to RPM and 45 per cent. to AQPSA. In the event of a change of control in Aquarius, the P&SA2 provides that RPM may take over management of P&SA2 and may elect, under specific circumstances, to purchase the AQPSA mining and mineral asset contributions to P&SA2 at an independently determined market value. The acceptance by RPM of this offer triggers mandatory prepayment under the amended and restated facilities agreement. If RPM does not accept this offer, the lenders under the amended and restated facilities agreement are entitled to decide whether they wish to continue providing the facilities. The agreement provides for the AQPSA management team to remain in place at Marikana and to report on a quarterly basis to a committee comprising an equal number of representatives from both Aquarius and RPM.

17.7 Implementation Agreement

Aquarius and Ridge entered into an implementation agreement on 26 March 2009, which contains certain obligations in relation to the Possible Acquisition and the conduct of Ridge's operations prior to completion of the Possible Acquisition or termination of such agreement.

Under the implementation agreement, Ridge has agreed with Aquarius an inducement fee of:

(i) if the Rule 2.5 Announcement is *not* released, US$1,022,000; or

(ii) if the Rule 2.5 Announcement *is* released, one per cent. of the value of the Possible Acquisition calculated by reference to the value to the amount at which the Possible Acquisition values each Ridge Share as stated in the Rule 2.5 Announcement multiplied by the fully diluted equity share capital of Ridge but taking into account only those options that are "in the money".

The inducement fee is payable by Ridge if, in summary:

(i) the document to be dispatched to the shareholders of Ridge setting out the full terms of the scheme of arrangement is not posted by Ridge within 21 days after satisfaction or waiver of the pre-conditions relating to (i) the successful outcome of the Placing, Rights Issue and the Convertible Bond Issue and (ii) the arrangement, in terms satisfactory to Aquarius, acting reasonably it its absolute discretion for sufficient bridge funding or continued operation of the Blue Ridge mine;

(ii) the directors of Ridge withdraw or adversely modify or qualify their recommendation (or intention to recommend) to the shareholders of Ridge to vote in favour of the scheme of arrangement at the relevant court and shareholder meetings (or if applicable to accept the offer) or they at any time decide not to proceed with the scheme of arrangement; or

(iii) a Third Party Transaction is announced prior to the Possible Acquisition lapsing or being withdrawn and such Third Party Transaction is either recommended by the directors of Ridge and/or becomes or is declared unconditional in all respects or is completed.

In addition, Aquarius has agreed to pay Ridge a break fee of an amount equal to US$1,022,000. The break fee is payable by Aquarius if the pre-condition relating to the

successful outcome of the Placing, Rights Issue and Convertible Bond Issue is not satisfied or waived and as a result the Rule 2.5 Announcement is not released at or before 7.00 a.m. on 15 May 2009. The break fee will not be payable if the pre-condition relating to the successful outcome of the Placing, Rights Issue and Convertible Bond Issue is not satisfied or waived as a result of an adverse change or deterioration having occurred in the business assets, financial or trading position or prospects of the Ridge Group where that adverse change or deterioration was not known to Aquarius at the date of the implementation agreement.

18 Possible Acquisition

As announced on 27 March 2009, Aquarius has signed an implementation agreement with Ridge pursuant to which, subject to the satisfaction of the pre-conditions relating to (i) the successful outcome of the Placing, Rights Issue and Convertible Bond Issue and (ii) the arrangement, on terms satisfactory to Aquarius, acting reasonably in its absolute discretion, of sufficient bridge funding for the continued operation of Blue Ridge mine, Aquarius has agreed to make an offer for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Common Share for every 2.75 Ridge Shares. It is anticipated that the offer, if made, will be implemented by way of a UK scheme of arrangement.

The Possible Acquisition would result in an improved production profile for Aquarius going forwards. It is anticipated that Ridge' Blue Ridge mine will produce approximately 75,000 PGM ounces (50 per cent. attributable to Ridge) in the 2009 calendar year, ramping up to steady-state production of approximately 125,000 PGM ounces by 2011 (50 per cent. attributable to Ridge). Given the strike length and depth of the Blue Ridge orebody, Aquarius believes that the combined group will be in a stronger position to increase the production levels in the medium term above the current mine plan.

Furthermore, the Possible Acquisition would significantly expand the Company's reserve and resource base. On a pro forma attributable basis, the proven and probable reserves for the Company would increase 61 per cent. from 8.7 million PGM ounces to 14.0 million PGM ounces, and the measured, indicated and inferred resources by 12.5 per cent. from 106.6 million ounces to 119.9 million ounces respectively. The enlarged resource base could provide an option for further exploration and possibly organic growth, notably from Ridge' Sheba's Ridge exploration project.

Any offer for Ridge is pre-conditional on (i) completion of the Placing, Rights Issue and Convertible Bond Issue and (ii) the arrangement, on terms satisfactory to Aquarius, acting reasonably in its absolute discretion, of sufficient bridge funding for the continued operation of Blue Ridge mine.

Any offer for Ridge will, if made, be subject to the further conditions to be set out in the Rule 2.5 Announcement. These are expected to include a condition that Ridge Shareholders vote in favour of the scheme of arrangement at the relevant court and shareholder meetings, and that the scheme of arrangement and associated capital reduction of Ridge is sanctioned by the English Court. In addition, it is anticipated that the offer will be conditional on receipt of South African Competition Commission Approval.

The terms of the implementation agreement are summarised in paragraph 17.7 of this Part XI.

Please refer to Part VIII and Part IX of this document for further information on Ridge.

19 Aquarius' ADR programme

On 22 July 2004 Aquarius started a new sponsored Level 1 American Depository Receipt (**ADR**) program. A Level 1 ADR allows non-US listed companies to trade in a US Dollar form. An ADR is a negotiable US certificate representing ownership of shares in a non-US corporation. ADRs are quoted and traded freely like other securities in the U.S. Over-the-Counter (OTC) market. Dividends are paid to investors in US Dollars. ADRs were specifically designed to facilitate the purchase, holding and sale of non-US securities by US investor, and to provide a corporate finance vehicle for non-US companies.

The program is administered by Deutsche Bank.

20 South African Exchange Control Regulations

20.1 Inward listing on the JSE

The Company has obtained South African Reserve Bank (**SARB**) approval for the secondary (inward) listing of its Common Shares on the JSE.

The SARB approval specifically provides the following:

- the approval of the inward listing of the Common Shares on the JSE; and
- the Company's South African Shareholders will be treated according to the provisions of Section H.(A) of the Exchange Control Rulings following the secondary (inward) listing of the Common Shares on the JSE.

Upon the listing of the New Common Shares on the JSE, the Exchange Control Regulations provided for in Section H of the Exchange Control Rulings will apply to the acquisition of New Common Shares by South African residents.

The following is a summary of Exchange Controls insofar as they have application to South African residents in relation to the holding of Common Shares. This summary description is intended as a guide only and is therefore not comprehensive. If you are in any doubt you should consult an appropriate professional adviser immediately.

20.2 South African individuals

South African individuals will be able to acquire Shares on the South African branch register, via the JSE, without restriction. Consequently, the purchase of Common Shares by a South African individual will not affect such person's offshore investments allowance. A South African individual need not take any additional administrative actions and can instruct its broker to, buy and sell Common Shares on its behalf as it would with any other listed security on the JSE.

20.3 South African institutional investors

South African retirement funds, long-term insurers, collective investment scheme management companies and asset managers may invest in approved inward listed instruments based on foreign reference assets or issued by foreign entities, using their permissible foreign portfolio investment allowances.

South African institutional investors may utilise their general foreign portfolio investment allowance to acquire Common Shares pursuant to the issue.

20.4 Member brokers of the JSE

A special dispensation has, in terms of Section H(E) of the Exchange Control Rulings, been provided to local brokers to facilitate the trading of inward listed securities on the JSE. South African brokers are now allowed, as a book building exercise, to purchase securities offshore and to transfer them to the South African branch register. This special dispensation is confined to securities of inward listed companies and brokers may warehouse such shares for a maximum period of 30 days only.

20.5 South African corporate entities and trusts

South African corporate entities or trusts will be able to acquire securities on the South African securities branch register, via the JSE, without restriction. A South African corporate entity or trust need not take any additional administrative actions and can instruct its broker to accept, buy and sell securities on its behalf as it would with any other listed security on the JSE.

20.6 Non residents of the Common Monetary Area

Non-residents of the Common Monetary Area may acquire securities on the JSE, provided that payment is received in foreign currency of ZAR from a non-resident account. Proceeds from the sale of securities by non-residents are freely transferable. However, former residents of the Common Monetary Area who have emigrated may not use emigrant blocked funds to acquire Common Shares.

20.7 Rights Issues

South African institutional investors, corporates, banks, trusts, partnerships and private individuals will be allowed to exercise their rights in terms of rights offers by the Company. Institutional investors will be given twelve months to realign their portfolios should they be in excess of their portfolio investment limits as a result of exercising their rights.

21 Other contingencies

Additional contingent liabilities arise in the normal course of the Aquarius Group's business. It is not currently anticipated that any material loss will arise from these transactions.

22 Related party transactions

Other than as set out below, or disclosed in the financial information incorporated by reference into this document for the financial years ended 30 June 2006, 2007 and 2008, there are no related party transactions between the Company and members of the Aquarius Group that were entered into during the financial years ended 30 June 2006, 2007 and 2008 and during the period between 1 July 2008 and 25 March 2009 (the latest practicable date prior to the publication of this document).

23 Dividends

The following table sets out the dividend per Common Share paid in each of the financial years ended 30 June 2006, 2007 and 2008:

	Dividend per Common Share ($US per Common Share)
2008	0.20
2007	0.14*
2006	0.08*

* Adjusted for three for one share split approved by Shareholders on 23 November 2007.

24 Working capital

Aquarius is of the opinion that, taking into account the net proceeds of the Placing, Rights Issue, Convertible Bond Issue and the bank and other facilities available to the Aquarius Group, the Aquarius Group has sufficient working capital for its present requirements, that is for at least 12 months from the date of publication of this document.

25 No significant change

There has been no significant change in the trading or financial position of the Aquarius Group since 31 December 2008 (the date to which the latest unaudited published interim financial information of the Aquarius Group was prepared).

26 Consents

Ernst & Young is a member firm of the Institute of Chartered Accountants in Australia and has given and not withdrawn its written consent to the inclusion herein of its report in Part VII of this document, in the form and context in which such report appears, and has authorised the contents of the part of this document which comprise its report for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

27 General

The consolidated financial statements of the Aquarius Group in respect of the three years ended 30 June 2006, 2007 and 2008 were reported on by Ernst & Young, the auditors of the Aquarius Group for the period of the historical financial information set out in this document. The auditors of the Company made reports in accordance with International Standards of Auditing in respect of each of the three financial years ended 30 June 2006, 2007 and 2008 and such reports were unqualified reports.

The Placing and Rights Issue is being fully underwritten by Merrill Lynch International and by Euroz as to any Shortfall, pursuant to the Placing and Rights Issue Underwriting Agreement, details of which are set out in paragraph 17.1 of this Part XI.

The Company intends to raise approximately US$121 million (ZAR1,148 million) pursuant to the Placing and proposes to raise approximately US$69 million (ZAR657 million) pursuant to the Rights Issue amounting to approximately US$191 million (ZAR1,804 million) (before expenses) in total. The Company estimates that the aggregate costs and expenses of the Placing and Rights Issue will be approximately US$14 million (ZAR129 million).

The Existing Shares are in registered form, are capable of being held in uncertificated form and are admitted to ASX, the official list of the UK Listing Authority and the JSE and are traded on ASX, the London Stock Exchange's main market for listed securities and the JSE.

The New Common Shares will be in registered form and will be capable of being held in uncertificated form and title to such shares may be transferred by means of a relevant system, being the Australian Share Register or Strate. Where New Common Shares are held in certificated form, share certificates will be sent to the registered members by first-class post. Where the New Common Shares are held on the Australian Share Register, a holding statement which sets out the number of New Common Shares allotted to that Shareholder will be provided. Where New Depository Interests are held in Euroclear UK, the relevant securities account of the admitted institutions will be credited.

The ISIN of the New Common Shares and New DIs once issued will be BMG0440M1284, being the same ISIN as the Existing Shares and Existing DIs.

28 Documents available for inspection

Copies of the following documents may be inspected at the registered office of the Company and at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ during usual business hours on any weekday (except Saturdays, Sundays and public holidays) for a period of 12 months following the Placing Admission Date:

(a) the Memorandum of Association and Bye-laws of the Company;

(b) 2009 Half Year Report and 2008 Half Year Report;

(c) the draft of the form of Entitlement and Acceptance Form, Provisional Allotment Letter and Form of Instruction;

(d) the report of Ernst & Young set out in Part VII of this document;

(e) the consent letters referred to in paragraph 26 of this Part XI;

(f) a copy of the documents incorporated by reference as described in Part XII of this document; and

(g) a copy of this document.

29 Sources of information

29.1 General

Unless the source is otherwise stated and except as described below in relation to other third party information:

- the industry and market data in this document have been extracted without material amendment from the Aquarius Group's management records;
- the non-financial operating data included in this document have been extracted without material amendment from the Aquarius Group's management records;
- the unaudited pro forma financial information included in this document in respect of the Aquarius Group has been extracted from the pro forma financial information contained in Part VII of this document; and
- the financial information included in this document in respect of the Aquarius Group has been extracted without material adjustment from Part VI of this document, or which has

been extracted without material adjustment from the Aquarius Group's audited accounts for the years ended 30 June 2006, 30 June 2007 or 30 June 2008 which have been incorporated by reference from the Aquarius Group's Annual Report and Accounts for these years or from the Aquarius Group's accounting records which have been used to prepare that financial information.

29.2 Other information from third party sources

The information contained in this document (other than as described above in this paragraph 29) that has been extracted from a third party source comprises the information referred to in the section of this document headed "Important Information—Competitive statements" and Parts I and IV of this document which is sourced from Bloomberg and Datastream; trading price information in respect of the Common Shares and Ridge Shares on the London Stock Exchange which is sourced from Bloomberg; and certain commodity price information from the London Metal Exchange, the London Bullion Market and the Metal Bulletin. This information has been accurately reproduced and, so far as the Company is aware, and so far as it is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

30 Announcement on results of the Rights Issue

The Company expects to make an appropriate announcement(s) to ASX, the LSE (through a Regulatory Information Service) and the JSE giving details of the results of the Rights Issue and details of the sale of Rights Issue not taken up by Qualifying Shareholders on or about 30 April 2009.

30 March 2009

PART XII
RELEVANT DOCUMENTATION INCORPORATION BY REFERENCE

The following documentation, which was sent to Shareholders at the relevant time and/or is available as described below, contains information which is relevant to the Placing, Rights Issue and Convertible Bond Issue:

1. Annual Reports and Accounts for three financial years ended 30 June 2006, 30 June 2007 and 30 June 2008.

   These contain the audited consolidated financial statements of Aquarius for the financial years ended 30 June 2006, 30 June 2007 and 30 June 2008 prepared in accordance with IFRS together with audit reports in respect of each such year.

2. Aquarius' 2009 Half Year Results and 2008 Half Year Results for the six months ended 31 December 2008 and 31 December 2009 respectively.

The table below sets out the various sections of such documents which are incorporated by reference into this document so as to provide the information required under the Prospectus Rules and to ensure that Shareholders and others are aware of all information which, according to the particular nature of Aquarius, the Nil Paid Rights, DI Nil Paid Rights, New DIs and New Common Shares, is necessary to enable Shareholders and others to make an informed assessment of the assets and liabilities, financial position, profit and losses and prospects of Aquarius and of the rights attaching to the New Common Shares and New DIs.

Document	Section	Page numbers in such document
2008 Annual Report and Accounts	Operations at a glance	4-5
2008 Annual Report and Accounts	Chairman's letter	6-7
2008 Annual Report and Accounts	Chief executive officer's review	8-13
2008 Annual Report and Accounts	Market review	14-17
2008 Annual Report and Accounts	Review of operations	18-27
2008 Annual Report and Accounts	Operating statistics—four year review	28-29
2008 Annual Report and Accounts	Mineral Resource and Mineral Reserve statement	30-57
2008 Annual Report and Accounts	Exploration review	58-61
2008 Annual Report and Accounts	Director's report	74-78
2008 Annual Report and Accounts	Audit report	86
2008 Annual Report and Accounts	Consolidated income statement for year ended 30 June 2008	87
2008 Annual Report and Accounts	Consolidated balance sheet as at 30 June 2008	88
2008 Annual Report and Accounts	Consolidated cash flow statement for year ended 30 June 2008	89
2008 Annual Report and Accounts	Consolidated statement of recognised income and expenses for year ended 30 June 2008	90
2008 Annual Report and Accounts	Notes to the consolidated financial statements	91-137
2007 Annual Report and Accounts	Operations at a glance 2007	2-3
2007 Annual Report and Accounts	Chairman's letter	5-6
2007 Annual Report and Accounts	Chief executive officer's review	7-13
2007 Annual Report and Accounts	Market review	14-17
2007 Annual Report and Accounts	Review of operations	18-27
2007 Annual Report and Accounts	Operating statistics three-year summary	28-30
2007 Annual Report and Accounts	Annual technical statement	31-50
2007 Annual Report and Accounts	Exploration review	51-53
2007 Annual Report and Accounts	Director's report	58-63
2007 Annual Report and Accounts	Independent audit report	70
2007 Annual Report and Accounts	Consolidated income statement for year ended 31 June 2007	71
2007 Annual Report and Accounts	Consolidated balance sheet as at 30 June 2007	72
2007 Annual Report and Accounts	Consolidated cash flow statement for year ended 30 June 2007	73

Document	Section	Page numbers in such document
2007 Annual Report and Accounts	Consolidated statement of recognised income and expenses for year ended 30 June 2007	74
2007 Annual Report and Accounts	Notes to the consolidated financial statements	75-108
2006 Annual Report and Accounts	Operations at a glance 2006	2-3
2006 Annual Report and Accounts	Chairman's letter	5
2006 Annual Report and Accounts	Chief Executive Officer's review	6-9
2006 Annual Report and Accounts	Market review	10-11
2006 Annual Report and Accounts	Review of operations: South Africa	12-17
2006 Annual Report and Accounts	Review of operations: Zimbabwe	18-19
2006 Annual Report and Accounts	Operating statistics two year summary	20-21
2006 Annual Report and Accounts	Annual technical statement	22-38
2006 Annual Report and Accounts	Exploration review	39
2006 Annual Report and Accounts	Comparison of resources and reserves	40-41
2006 Annual Report and Accounts	Director's report	45-48
2006 Annual Report and Accounts	Independent auditor's report	55
2006 Annual Report and Accounts	Consolidated income statement for year ended 30 June 2006	56
2006 Annual Report and Accounts	Consolidated balance sheet as at 30 June 2006	57
2006 Annual Report and Accounts	Consolidated statement of cash flows for year ended 30 June 2006	58
2006 Annual Report and Accounts	Consolidated statement of recognised income and expenses for year ended 30 June 2006	59
2006 Annual Report and Accounts	Notes to the consolidated financial statements	60-92
2009 Half Year Results	2009 Half Year Financial Results	1-6
2009 Half Year Results	Operations	10-16
2008 Half Year Results	2008 Half Year Financial Results	1-6
2008 Half Year Results	Operations	10-20

Copies of the documents of which part or all are incorporated herein are available:

(a) on Aquarius' website (www.aquariusplatinum.com); and

(b) as provided in paragraph 28 of Part XI of this document.

Except to the extent expressly set out above in this Part XII, neither the content of Aquarius' website (or any other website) nor the content of any website accessible from hyperlinks of Aquarius' website (or any other website) is incorporated into, or forms part of, this document.

Information that is itself incorporated by reference in the above documents is not incorporated by reference into this document. It should be noted that, except as set forth above, no other part of the above documents is incorporated by reference into this document.

PART XIII
DEPOSITORY INTERESTS: TERMS OF DEED POLL

THIS DEED is made on 12 MARCH 2003 by **COMPUTERSHARE INVESTOR SERVICES PLC** an English company, number 3498808, whose registered office is at 7th floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR (the "Depository"), which expression shall, unless the context otherwise requires, include any successor depository appointed in accordance with clause 13.2 of this Deed, in favour of the holders of Aquarius Platinum Depository Interests (as hereinafter defined).

WHEREAS:

(A) The Regulations and the CREST Manual do not provide for the direct holding and settlement of foreign securities such as Aquarius Platinum Securities by participants in CREST;

(B) The Depository has determined to constitute and issue from time to time, upon the terms of this Deed, the Aquarius Platinum Depository Interests, with a view to facilitating the indirect holding of, and settlement of transactions in, Aquarius Platinum Securities by participants in CREST in accordance with the arrangements described in the CREST Manual;

(C) UKLA has confirmed that the Depository Interests in the manner described in this Deed are consistent with the Rules of the London Stock Exchange pertaining to the trading of listed securities;

(D) The Depository (who is an authorised person under the Financial Services and Markets Act 2000 in relation to its custodian role and all other activities to be carried on by it in relation to Aquarius Platinum Depository Interests) has arranged with the Operator for the Aquarius Platinum Depository Interests to be settled through the CREST system;

(E) Title to the Aquarius Platinum Depository Interests shall be evidenced only by entry on the Aquarius Platinum Depository Interest Register and may be transferred only by means of the CREST system; and

(F) The Depository will maintain the Aquarius Platinum Depository Interest Register in its capacity or as envisaged by clause 3.3.

NOW IT IS WITNESSED AND DECLARED AS FOLLOWS:

1 INTERPRETATION

1.1 In this Deed the following expressions shall have the following meanings:

"**Agent**"	any agent appointed by the Depository pursuant to this Deed;
"**Aquarius Platinum**"	means Aquarius Platinum Limited, a company with a share capital incorporated in Bermuda with company registration No. EC26290;
"**Aquarius Platinum Depository Interest Register**"	in relation to a particular series of Aquarius Platinum Depository Interests, the register of Holders referred to in clause 2.9: which expression shall so long as the Regulations so permit or require; be taken to refer, so far as relevant, to a related Operator register of securities;
"**Aquarius Platinum Depository Interest Registrar**"	Computershare Investor Services plc or such other CREST Registrar who for the time being maintains the Aquarius Platinum Depository Interest Register or, so long as the Regulations so permit or require, the relevant record of uncertificated corporate securities

"Aquarius Platinum Depository Interests"	Aquarius Platinum Depository Interests issued in uncertificated form from time to time by the Depository on the terms and conditions of this Deed and in accordance with the Regulations, title to which is evidenced by entry on the Aquarius Platinum Depository Interest Register and which represent an interest in the Common Shares;
"Aquarius Platinum Securities"	securities issued by Aquarius Platinum in accordance with its Memorandum of Association andBye-laws, whether represented by bearer certificates or instruments or by being recorded on a register or otherwise howsoever, and which are not participating securities (as defined in the Regulations); but excluding such securities or classes of securities as the Depository may from time to time determine;
"Board Resolution"	the resolution of the Board of Directors of Aquarius Platinum duly passed on 7 March 2003 by virtue of which Aquarius Platinum treats a CREST Transfer or a Demat Form in which either no transferee or a transferee other than the Custodian is specified together with a Stock Deposit Transaction for a number of Aquarius Platinum Depository Interests equivalent to that specified in such CREST Transfer or Demat Form as valid instruments of transfer of the securities in the capital of Aquarius Platinum the subject of that Crest Transfer or Demat Form and to authorise the same for registration as valid transfers of the number of securities specified therein to the Custodian;
"Class"	a particular class of Aquarius Platinum Securities, units of which are for the time being in issue, where all the individual units of the class concerned are identical in all respects and cannot be separately distinguished;
"Common Shares"	ordinary shares of par value US$0.15 each in the capital of Aquarius Platinum having the rights set out subject to the Memorandum of Association and Bye-laws of Aquarius Platinum as amended from time to time;
"CREST Manual"	the document entitled the "CREST Manual" issued by the Operator but excluding the CREST International Manual;
"CREST member"	a person who has been admitted by the Operator as a member of the CREST system;
"CREST Rules"	rules within the meaning of the Regulations and/or the Financial Services and Markets Act 2000 made by the Operator and any rules made by CRESTCo Limited as operator of a designated system under or pursuant to Directive 98/26/EC on settlement finality in payment and securities settlement systems;
"CREST system"	the meaning ascribed thereto in the Glossary of the CREST Manual;

"CREST Transfer"	the form of stock transfer in use from time to time within the CREST system for a transfer of a certificated unit of a participating security to a CREST member to be held by a CREST member in uncertificated form which has been completed with a specified number of Aquarius Platinum Securities and executed by or on behalf of the holder of such Aquarius Platinum Securities;
"Custodian"	subject to clause 3.3, any custodian or custodians, or any nominee of any such custodian, of the Deposited Property as may from time to time be appointed by the Depository for the purposes of this Deed;
"Demat Form"	the CREST Dematerialisation Request Form in use from time to time within the CREST system for conversion of a unit of a participating security held by a CREST member into uncertificated form which has been completed with a specified number of Aquarius Platinum Securities and executed by or on behalf of the holder of such Aquarius Platinum Securities;
"Deposited Property"	in relation to a particular class of Aquarius Platinum Securities, the Deposited Aquarius Platinum Securities and all and any rights and other securities, property and cash for the time being held by or for the Custodian or the Depository and attributable to the Deposited Aquarius Platinum Securities;
"Deposited Aquarius Platinum Securities"	means Aquarius Platinum Securities of a particular class or entitlements thereto from time to time credited to an account of the Custodian on behalf of the Depository in the Share Register which are to be held under the terms of this Deed and in respect of which Aquarius Platinum Depository Interests of a series representing that class of Aquarius Platinum Securities shall be issued pursuant to the terms of this Deed;
"FSA"	means the Financial Services Authority established in terms of section 1 Financial Services and Markets Act 2000;
"Holder"	in relation to a particular class of Aquarius Platinum Securities and subject to clause 6.2.1, the CREST member recorded in the Aquarius Platinum Depository Interest Register for the time being as the holder of a Aquarius Platinum Depository Interest of the series which represents Aquarius Platinum Securities of that class and, where the context admits, shall include a former Holder and the personal representatives or successors in title of a Holder or former Holder;
"Liabilities"	any liability, damage, loss, cost, claim or expense of any kind or nature whether direct, indirect, special, consequential or otherwise;
"Membership Agreement"	the agreement entered into by a Holder with the Operator pursuant to which the Operator agreed to admit the Holder as a system member;

"Operator"	CRESTCo Limited or such other person who is for the time being the operator of the CREST system for the purposes of the Regulations;
"Proceedings"	any proceeding, suit or action of any kind and in any jurisdiction arising out of or in connection with this Deed or its subject matter;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) and such other regulations under Section 207 of the Companies Act 1989 as are applicable to the Operator and/or the CREST system and are from time to time in force;
"Share Register"	means the branch register of members of Aquarius Platinum maintained in the United Kingdom in accordance with its Bye-laws on behalf of Aquarius Platinum by the Share Registrar;
"Share Registrar"	the person who for the time being maintains the Share Register;
"Stock Deposit Transaction"	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a stock deposit;
"Stock Withdrawal Transaction into Own Name"	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a stock withdrawal and which does not include a transferee;
"Stock Withdrawal Transaction into New Name"	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a stock withdrawal and which includes a transferee.
"UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000.

1.2 In this Deed, unless otherwise specified:

1.2.1 references to clauses, sub-clauses, schedules and paragraphs are to clauses, sub-clauses, schedules and paragraphs of this Deed;

1.2.2 headings to clauses and paragraphs are for convenience only and do not affect the interpretation of this Deed;

1.2.3 references to a "person" shall be construed so as to include any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having a separate legal personality) or two or more of the foregoing;

1.2.4 references to any statute or statutory instrument or any provision thereof shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

1.2.5 words importing the singular shall include the plural and vice versa unless the contents otherwise requires and words importing a gender shall include any gender;

1.2.6 references to fees, costs, charges, expenses or other payments, shall be exclusive of any value added tax or similar tax charged or chargeable in respect thereof; and when any value added tax is chargeable, the Depository shall be entitled to recover that tax in addition to the stated fees, costs, charges, expenses or other payments;

1.2.7 words and phrases defined in the Regulations, the CREST Rules, and the CREST Manual which are not defined in this Deed shall have the same meanings where used herein unless the context otherwise requires;

1.2.8 in construing this Deed, general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things or by particular examples intended to be embraced by the general words;

1.2.9 any provision to the effect that the Depository shall not be liable in respect of a particular matter shall be construed to mean that the Depository shall not have any liability which the Depository might, in the absence of such a provision, incur, whether the Depository could incur such a liability:

1.2.9.1 under the terms of this Deed or any other agreement or instrument relating to the CREST system (where such terms are express or implied by statute, law or otherwise);

1.2.9.2 in tort;

1.2.9.3 for misrepresentation;

1.2.9.4 for breach of trust or of any other duty imposed by law; or

1.2.9.5 in any other way;

1.2.10 unless otherwise stated, nothing in this Deed is intended to confer a benefit on any third party, and no term in this Deed will, therefore, be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any party other than the Depository and any Holder. For these purposes, a term of this Deed shall only be "otherwise stated" if it incorporates an express reference to a right or benefit of the Custodian; and

1.2.11 if a benefit is conferred on any third party in accordance with clause 1.2.10, the Depository may rescind or vary any term of this Deed in accordance with its terms without the consent of the third party at all times.

2 FORM AND ISSUE OF AQUARIUS PLATINUM DEPOSITORY INTERESTS

2.1 Subject to clause 6.2 the Depository shall only issue and transfer Aquarius Platinum Depository Interests to CREST members who in accepting such issue or transfer give the Operator the authority to confirm such membership and supply a copy of their membership agreement to the Depository.

2.2 Subject to the provisions of this Deed, the Depository shall issue to a CREST member such number or amount of Aquarius Platinum Depository Interests as is equal to the number or amount (as the case may be) of Aquarius Platinum Securities of the relevant class issued or transferred to the Custodian on behalf of the Depository, for the account of that CREST member.

2.3 Subject to the provisions of this Deed, the Depository shall only issue Aquarius Platinum Depository Interests upon either:

2.3.1 receipt by the Depository of a CREST Transfer or a Demat Form in respect of a specified number and class of Aquarius Platinum Securities which has been executed by or on behalf of the holder of such Aquarius Platinum Securities; or

2.3.2 the issue to the Custodian on behalf of a CREST member of a specified number and class of Aquarius Platinum Securities; or

2.3.3 receipt by the Depository of a Stock Deposit Transaction for an equivalent number of Aquarius Platinum Depository Interests.

2.4 Receipt by the Depository of:

2.4.1 a CREST Transfer or a Demat Form; and

2.4.2 a Stock Deposit Transaction for a number of Aquarius Platinum Depository Interests equivalent to that specified in such CREST Transfer or Demat Form;

shall by virtue of the Board Resolution constitute an instrument of transfer of such Aquarius Platinum Securities in favour of the Custodian as transferee and by virtue of this clause but subject to the provisions of this Deed, be deemed to constitute:

2.4.2.1 an irrevocable instruction to the Depository to issue an equivalent number of Aquarius Platinum Depository Interests in the name of the CREST member in whose favour such CREST Transfer is made or in whose name such Demat Form is made; and

2.4.2.2 an irrevocable direction to the Depository or the Aquarius Platinum Depository Interest Registrar on its behalf, to adjust by means of a Registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Aquarius Platinum Depository Interests;

and accordingly, forthwith upon receipt of the same the Depository shall, subject to the provisions of this Deed:

2.4.2.3 procure that there is forthwith delivered to the Custodian on behalf of the Depository, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Aquarius Platinum Securities of the class concerned equal to the number or amount of Aquarius Platinum Depository Interests so issued;

2.4.2.4 issue such Aquarius Platinum Depository Interests; and

2.4.2.5 send such Registrar's adjustment transaction.

2.5 The issue to the Custodian on behalf of a CREST member of a specified number and class of Aquarius Platinum Securities shall be deemed, subject to the provisions of this Deed, to constitute:

2.5.1 an irrevocable instruction to the Depository to issue an equivalent number of Aquarius Platinum Depository Interests in the name of the CREST member in whose favour such Aquarius Platinum Securities are issued; and

2.5.2 a direction to the Depository or the Aquarius Platinum Depository Interest Registrar on its behalf to adjust by means of a Registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Aquarius Platinum Depository Interests;

and, accordingly, forthwith upon the issue of such Aquarius Platinum Securities, the Depository shall, subject to the provisions of this Deed:

2.5.2.1 procure that there is forthwith delivered to the Custodian on behalf of the Depository, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Aquarius Platinum Securities of the class concerned equal to the number or amount of Aquarius Platinum Depository Interests so issued;

2.5.2.2 issue such Aquarius Platinum Depository Interests; and

2.5.2.3 send such Registrar's adjustment transaction.

2.6 The sending by the Depository or the Aquarius Platinum Depository Interest Registrar of a Registrar's adjustment transaction in accordance with this Deed is taken to constitute confirmation by the Depository that:

2.6.1 the relevant number of Aquarius Platinum Depository Interests has been issued in the name of the relevant CREST member; and

2.6.2 there has been delivered to the Custodian on behalf of the Depository, by unconditional credit to the Custodian's account in the Share Register, a number or

amount of Aquarius Platinum Securities of the class concerned equal to the number or amount of Aquarius Platinum Depository Interests so issued.

2.7 Aquarius Platinum Depository Interests shall be issued in series, each series representing interests in a separate class of Aquarius Platinum Securities.

2.8 Aquarius Platinum Depository Interests shall be issued on the terms and conditions set forth or referred to in or prescribed pursuant to this Deed and the CREST Manual, in each case as from time to time amended.

2.9 The Depository shall maintain in England separate registers in respect of each series of Aquarius Platinum Depository Interests in accordance with the Regulations. Each such register shall record:

2.9.1 the number of Aquarius Platinum Depository Interests outstanding from time to time;

2.9.2 the name and address of each person holding the Aquarius Platinum Depository Interests;

2.9.3 how many Aquarius Platinum Depository Interests each such person holds;

2.9.4 the date of issue and cancellation and changes in ownership in respect of all of Aquarius Platinum Depository Interests,

provided that (1) the maintenance by the Operator, so long as that is permitted or required by the Regulations, of an Operator register of securities in respect of such a series in the United Kingdom shall be a satisfaction pro tanto of the obligations of the Depository contained in this clause 2.9 and (2) nothing in this deed shall be taken to impose any obligation on the Operator or to confer any right against the Operator with respect to any register.

2.10 Title to a Aquarius Platinum Depository Interest shall be evidenced only by entry on the Aquarius Platinum Depository Interest Register and may be transferred only by means of the CREST system.

2.11 A Aquarius Platinum Depository Interest may be issued only in uncertificated form. A request for conversion of Aquarius Platinum Depository Interests into certificated units of a security for the purposes of the Regulations shall be deemed to be a request to the Depository for cancellation of such Aquarius Platinum Depository Interests and withdrawal of the Deposited Property represented by such Aquarius Platinum Depository Interests in accordance with this Deed.

2.12 Aquarius Platinum Depository Interests shall be transferable free from any equity, set-off or counterclaim between the Depository and the original or any intermediate Holder.

2.13 The Depository shall have no obligation to arrange for the Aquarius Platinum Depository Interests to be listed on the official list of the London Stock Exchange plcany stock exchange or quoted or permitted to be dealt in or on any other market.

2.14 The Aquarius Platinum Depository Interests have not been registered under the securities legislation of any territory other than England and Wales.

2.15 Save for the trusts declared by clause 5.1 of this Deed, the Depository shall not be bound by or compelled to recognise any express, implied or constructive trust or other interest in respect of Deposited Property, even if it has actual or constructive notice of the said trust or interest. The Depository does not undertake any duty or obligation to any person (other than a Holder) and accepts no liability to any such person.

2.16 Aquarius Platinum Depository Interests may be cancelled by the Depository pursuant to clauses 6, 7 and 9.4 and, so far as the Depository considers appropriate, in the circumstances contemplated in clauses 9.11, 9.14, 10.2 and 11.1.

2.17 The Depository shall maintain in respect of each Holder a securities account showing the amount of Deposited Aquarius Platinum Securities attributable to that Holder and, if and so long as the Deposited Property includes cash a cash account recording the cash amounts (if any) attributable to such Deposited Aquarius Platinum Securities.

3 APPOINTMENT OF CUSTODIAN

3.1 The Depository shall from time to time appoint one or more persons to act for it as Custodian. The function of the Custodian shall be to hold such of the Deposited Property as may be designated from time to time by the Depository, and any cash or other property derived from such Deposited Property, on behalf of the Depository. The Custodian shall be subject at all times and in all respects to the direction of the Depository and shall be responsible solely to it. The Depository may at any time terminate the appointment of any Custodian and appoint a successor Custodian. The Custodian may be a member of the same group of companies as the Depository.

3.2 The Depository shall require the Custodian to ensure that all Deposited Property held by the Custodian is identified as being held on behalf of the Depository for the account of Holders. The Depository shall not be liable to earn any interest on or to account to Aquarius Platinum or any Holder or any other person for any interest earned on moneys held either by it or by the Custodian or by any Agent which shall have been paid by or on behalf of Aquarius Platinum or any Holder under this Deed or shall otherwise have been received in respect of Deposited Property.

3.3 Notwithstanding the provisions of clause 3.1, the Depository may, to the extent permitted by applicable laws and regulations to which it is subject, itself perform the functions of the Custodian, in which case references in this Deed to the Custodian shall be deemed to be references to the Depository.

4 DEPOSITED PROPERTY

4.1 Each person to whom Aquarius Platinum Depository Interests are to be issued pursuant to this Deed (the "Taker") shall be bound to give such warranties and certifications to the Depository as the Depository may reasonably require. Each Taker shall in any event be taken to warrant that Aquarius Platinum Securities which are transferred or issued to the Custodian on behalf of the Depository for the account of the Taker are transferred or, as the case may be, issued free and clear of all liens, charges, encumbrances or third party interests (other than the interests therein arising pursuant to clause 5 of this Deed) and that such transfers or, as the case may be, such issues of Aquarius Platinum Securities to the Custodian are not in contravention of the Bye-laws of Aquarius Platinum or of any contractual obligation binding on the Taker or the person making the transfer or of any applicable law or regulation or order binding on or affecting the Taker or the person making the transfer, and the Taker shall indemnify the Depository and keep it indemnified from and against any Liabilities which it may suffer by reason of any breach of any such warranty.

4.2 The Depository shall be entitled to refuse to accept Aquarius Platinum Securities:

4.2.1 whenever it is notified in writing that Aquarius Platinum has restricted the transfer thereof to comply with ownership restrictions under applicable law or under any contractual provision binding Aquarius Platinum;

4.2.2 if it reasonably believes that any relevant transfer is invalid or ineffective to pass title in the Aquarius Platinum Securities under any applicable law or regulation;

4.2.3 if the Depository is notified by or on behalf of Aquarius Platinum that such deposit or the issue of Aquarius Platinum Depository Interests pursuant to this Deed would or might result in the contravention of any applicable law; or

4.2.4 if such action is deemed necessary or advisable by the Depository at any time or from time to time because of any requirement of any applicable law or of any government or governmental authority, body or agency or any regulatory authority or the Operator, or under any provision of this Deed or for any other reason.

5 DECLARATION OF TRUST

5.1 The Depository hereby declares and confirms that it holds (itself or through the Custodian) as bare trustee and will so hold, subject to the terms of this Deed, all the Deposited Property pertaining to Aquarius Platinum Depository Interests for the benefit of the Holders as tenants in common and that each of the Holders is entitled to rights in relation to the

Deposited Property of the relevant Holder. For the avoidance of doubt, in acting hereunder the Depository shall have only those duties, obligations and responsibilities expressly undertaken by it in this Deed and, except to the extent expressly provided by this Deed, does not assume any relationship of trust for or with the Holders or any other person.

5.2 Nothing in this Deed is intended to nor shall create a charge or other security interest in favour of the Depository. Any right or power of the Depository in respect of the Deposited Property is reserved by the Depository under its declaration of trust contained in clause 5.1 and is not given by way of grant by any Holder.

5.3 The Depository shall pass on and shall ensure that the Custodian passes on to the relevant Holder(s) all rights and entitlements which it or the Custodian receives in respect of Deposited Aquarius Platinum Securities in accordance with this Deed:

5.3.1 Any such rights or entitlements to cash distributions, to information to make choices and elections, and to attend and vote at general meetings shall, subject to the other provisions of this Deed, be passed on to the relevant Holder(s) forthwith upon being received by the Custodian in the form in which they are received by the Custodian together with such amendments or such additional documentation as shall be necessary to effect such passing on.

5.3.2 Any such rights or entitlements to scrip dividends, to bonus issues or arising from capital reorganisations shall be passed on to the relevant Holder(s):

5.3.2.1 by means of the sub-division, cancellation and/or issue of Aquarius Platinum Depository Interests to reflect the sub-division and/or cancellation of the underlying Deposited Aquarius Platinum Securities or the issue of additional Aquarius Platinum Depository Interests to the relevant Holder(s) to reflect the issue of additional Aquarius Platinum Securities to the Custodian; and

5.3.2.2 in either case forthwith following such sub-division and/or cancellation or issue of such Aquarius Platinum Securities as the case may be.

5.3.3 If arrangements are made which allow a Holder to take up any rights in Aquarius Platinum Securities requiring further payment from a Holder, it must, if it wishes the Depository to exercise such rights on its behalf, put the Depository in cleared funds before the relevant payment date or such other due date that the Depository may notify the Holders in respect of such rights.

5.3.4 The Depository will accept all compulsory purchase notices in respect of Aquarius Platinum Depository Interests but will not exercise choices, elections or voting rights in the absence of express instructions from the relevant Holder.

5.3.5 The Depository shall re-allocate any Aquarius Platinum Securities or distributions which are allocated to the Custodian and which arise automatically out of any right or entitlement to Deposited Aquarius Platinum Securities to Holders pro-rata to the Deposited Aquarius Platinum Securities held for their respective accounts provided that the Depository shall not be required to account for any fractional entitlements arising from such re-allocation which fractional entitlements shall be aggregated and given to charity.

5.3.6 Any other rights or entitlements shall be passed on to Holders in such manner and by such means as the Depository shall in its absolute discretion determine.

5.4 The Depository will not be bound to take notice of, nor to see to the carrying out of, any trust, mortgage, charge, pledge or claim in favour of any other person. A receipt from a Holder (or from a Holder's personal representatives or nominated transferee in accordance with clause 6) for the Aquarius Platinum Depository Interests will free the Depository from responsibility to any such other person in respect of any such interest. The Depository may ignore any notice it receives of the right, title, interest or claim of any other person to an interest in those assets, except where the interest is conferred by operation of law.

6 WITHDRAWAL OF DEPOSITED PROPERTY

6.1 Subject to the provisions of this Deed, the Depository shall only cancel Aquarius Platinum Depository Interests and transfer the Deposited Property represented thereby upon the request of the Holder.

6.2 The receipt by the Depository of either a Stock Withdrawal Transaction into Own Name or a Stock Withdrawal Transaction into New Name for a specified number of Aquarius Platinum Depository Interests shall in addition to the meaning attributed to it within the CREST system (if different) be deemed to constitute:

6.2.1 in the event of a Stock Withdrawal Transaction into New Name, an irrevocable instruction to the Aquarius Platinum Depository Interest Registrar to debit the account on the Aquarius Platinum Depository Interest Register of the CREST member who issued such Stock Withdrawal Transaction and credit the account of the transferee specified in such Stock Withdrawal Transaction, whether or not a CREST member in each case with the relevant number of Aquarius Platinum Depository Interests and for the avoidance of doubt any such transferee whether or not a CREST member shall not become a Holder;

6.2.2 in the event of a Stock Withdrawal Transaction (whether into New Name or Own Name) an irrevocable request from the Holder on the Aquarius Platinum Depository Interest Register for those Aquarius Platinum Depository Interests to be cancelled and for the Deposited Property represented thereby to be withdrawn; and

6.2.3 an irrevocable instruction from the holder on the Aquarius Platinum Depository Interest Register to the Custodian to forthwith transfer the relevant Deposited Property to the transferee specified in such Stock Withdrawal Transaction into New Name or, in the case of a Stock Withdrawal Transaction into Own Name, the Holder of the relevant Aquarius Platinum Depository Interests (in either case the "Transferee") and to pay any money comprised in or referable to the Deposited Property relating to such Aquarius Platinum Depository Interests to such Transferee.

6.3 In respect of any transfer to the Transferee:

6.3.1 the Depository shall be entitled to deliver to the Transferee, in lieu of the relevant Deposited Aquarius Platinum Securities to which he is entitled, any securities into which such Deposited Aquarius Platinum Securities have been converted, sub-divided or consolidated, any securities which are substituted by Aquarius Platinum for such Deposited Aquarius Platinum Securities or any proceeds and/or securities received or issued in lieu of such Deposited Aquarius Platinum Securities as a result of any corporate event of or affecting Aquarius Platinum; and

6.3.2 without prejudice to the generality of clause 6.3.1, where the Depository has at the direction of the Holder assented Deposited Aquarius Platinum Securities to a third party pursuant to a take-over offer, the Depository shall deliver to the Transferee in question the proceeds and/or securities received in respect of the assented Aquarius Platinum Deposited Securities attributed to the Aquarius Platinum Depository Interests being withdrawn in lieu of such Deposited Aquarius Platinum Securities;

in each case as soon as practicable following receipt if the same have not been received by the Depository by the time of receipt of the relevant Stock Withdrawal Transaction whether into Own Name or into New Name.

6.4 Notwithstanding the provisions of clause 6, the Depository shall not be required to make arrangements for the transfer of Aquarius Platinum Securities of a particular class during any period when the Share Register is closed.

6.5 The Depository shall not be liable to a Holder or a Transferee if any Deposited Property cannot be delivered to or to the order of a Transferee by reason of any prohibition imposed upon the Depository or the Holder by applicable law or any other matter beyond the Depository's reasonable control.

6.6 Notwithstanding the withdrawal of Deposited Aquarius Platinum Securities under this clause 6, income distributions attributable thereto will be dealt with in accordance with clause 5.

6.7 Any person requesting cancellation of Aquarius Platinum Depository Interests may be required by the Depository to furnish it with such proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity and with such further documents and information as the Depository may deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations. The Depository may withhold delivery of the Deposited Property until such items are so furnished.

7 COMPULSORY WITHDRAWAL

7.1 If it shall come to the notice of the Depository, or if the Depository shall have reason to believe, that any Aquarius Platinum Depository Interests:

7.1.1 are owned directly or beneficially by any person in circumstances which, in the opinion of the Depository, might result in the Depository or the Custodian suffering any liability to taxation or pecuniary, fiscal or material regulatory disadvantage which it might not otherwise have suffered;

7.1.2 are owned directly or beneficially by, or otherwise for the benefit of, any person in breach of any law or requirement of any jurisdiction or governmental authority or so as to result in ownership of any Aquarius Platinum Securities exceeding any limit under, or otherwise infringing, the constitution of or law applicable to Aquarius Platinum or the terms of issue of the Aquarius Platinum Securities;

7.1.3 are owned directly or beneficially by, or otherwise for the benefit of, any person who fails to furnish to the Depository such proof certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity, as the Depository may deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations, including (without limitation) information specified in the CREST Manual;

7.1.4 are owned by a Holder who ceases at any time to be, or is suspended in whole or in part as, a CREST member for any reason; or

7.1.5 cease to be capable of being held in the CREST system;

then the Holder shall be deemed, at the election of the Depository to have requested the cancellation of his Aquarius Platinum Depository Interest(s) and the withdrawal of the Deposited Aquarius Platinum Securities represented by his Aquarius Platinum Depository Interest(s).

7.2 On the Holder being deemed at the election of the Depository, to have requested the withdrawal of the Deposited Aquarius Platinum Securities represented by his Aquarius Platinum Depository Interests pursuant to clause 7.1, the Depository shall make such arrangements to the extent practicable and permitted by applicable law and regulation for the delivery of the Deposited Property represented by the Holder's Aquarius Platinum Depository Interests to the Holder as the Depository shall think fit. Without limitation, the Depository may:

7.2.1 arrange for the Aquarius Platinum Depository Interests of such Holder to be transferred (or cancelled and re-issued) to a CREST member selected by the Depository who shall hold the same as nominee for such Holder on such terms as the Depository or that CREST member shall think fit;

7.2.2 arrange for such Aquarius Platinum Depository Interests to be cancelled and for the Deposited Property represented thereby to be transferred to such Holder; or

7.2.3 in its absolute discretion, liquidate all or part of the Deposited Property and deliver the net proceeds in respect thereof to the Holder.

7.3 The Depository shall be entitled to deduct such fees, costs, duties, taxes and charges as may be applicable and any other sums owing to the Depository in accordance with the provisions

of this Deed from the Deposited Property or from the net proceeds thereof before delivering the same to the Holder. If any official consents need to be obtained prior to the delivery of the Deposited Property or the net proceeds thereof to the Holder, the Depository shall make such arrangements with respect to the Deposited Property or the net proceeds thereof as it shall see fit.

8 AUTHORISATIONS AND CONSENTS

8.1 The Depository warrants that it is an authorised person under the Financial Services and Markets Act 2000 and is duly authorised to carry out the custodian and other activities required of it by this Deed in accordance with that Act and undertakes that, if and so long as this Deed remains in force, it shall, at its own burden and expense, maintain that status and authorisation or any corresponding status under any legislation or regulatory requirement in England or of any other jurisdiction by which it is bound which may from time to time apply to the carrying on of such activities in addition to or in substitution for the requirements of the Financial Services and Markets Act 2000.

8.2 Subject to clause 8.1, if any other governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required in order for the Depository to receive Aquarius Platinum Securities to be deposited hereunder and/or for Aquarius Platinum Depository Interests representing the same to be issued pursuant to this Deed, or in order for Aquarius Platinum Securities or other securities or property to be distributed or to be subscribed or acquired in accordance with the provisions prescribed in or pursuant to this Deed, the prospective Holder shall apply for such authorisation, consent, registration, or permit or file such report within the time required. The Depository shall not be bound to issue Aquarius Platinum Depository Interests or distribute, subscribe or acquire Aquarius Platinum Securities or other property with respect to which such authorisation, consent, registration, permit or such report shall not have been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit or to file any such report except in circumstances where the same may only be obtained or filed by the Depository and only without unreasonable burden or expense.

9 LIABILITY

9.1 The Depository shall not incur any liability to any Holder or to any other person for any Liabilities suffered or incurred arising out of or in connection with the performance or non-performance of its obligations or duties whether arising under this Deed (other than those specified in clauses 2.2 and 2.3) or otherwise save to the extent that such Liabilities result from its negligence or wilful default or fraud or that of any person for whom the Depository is vicariously liable provided that the Depository shall not incur any such liability as a result of the negligence or wilful default or fraud of any Custodian or Agent which is not a member of the same group of companies as the Depository unless the Depository shall have failed to exercise reasonable care in the appointment and continued use of such Custodian or Agent. Nor shall the Depository incur any such liability if any Liabilities suffered or incurred by the Holder are attributable to or results from the negligence or wilful default or fraud of the Operator or Aquarius Platinum or the acts or omissions of any person who provides banking services in connection with the CREST system. Except in the case of personal injury or death, any liability incurred by the Depository to a Holder under this Agreement will be limited to:

9.1.1 the value (at the date the act, omission or other event giving rise to the liability is discovered and as if such act, omission or other event had not occurred) of the Deposited Property that would have been properly attributable (if such act, omission or other event had not occurred) to the Depository Interests to which the liability relates; or if less;

9.1.2 that proportion of £5,000,000 which corresponds to the proportion which the amount the Depository would otherwise be liable to pay to the Holder bears to the aggregate of the amounts that the Depository would otherwise be liable to pay to all or any Holders in respect of the same act, omission or event which gave rise to such liability or, if there are no such other amounts, £5,000,000.

9.2 The Depository shall not incur any liability to any Holder or to any other person if, by reason of:

9.2.1 any provision of any present or future law or regulation of any jurisdiction or of any governmental authority, or by reason of the interpretation thereof;

9.2.2 the Bye-laws of Aquarius Platinum;

9.2.3 the provisions of the CREST Manual or CREST Rules or the application thereof;

9.2.4 any refusal or failure of the Operator or of any other person to provide any service in relation to the CREST system or any operational failure of the CREST system;

9.2.5 any act or omission of Aquarius Platinum;

9.2.6 any other computer failure; or

9.2.7 any circumstance beyond the reasonable control of the Depository;

9.2.8 the performance by it or any other person of any act or thing which is required or permitted or contemplated to be done or performed by or pursuant to this Deed shall be prevented or delayed or required to be effected in some manner or to an extent which is different in any respect from that provided for or contemplated by this Deed.

9.3 If and to the extent that by virtue of laws of any jurisdiction outside the United Kingdom, or the application or operation of those laws in any particular event or circumstance, or by virtue of the provisions of the Bye-laws of Aquarius Platinum or the application or operation of those provisions in any particular event or circumstance, the Depository or the Custodian does not acquire unconditional and absolute title or right to any Deposited Property, or acquires a title or right to any Deposited Property which is in any manner encumbered or defective or liable to be displaced or avoided, or where as a result of an event or circumstance beyond the Depository's reasonable control the Deposited Property is reduced or depleted or the Depository does not hold sufficient Aquarius Platinum Securities to cover the Aquarius Platinum Depository Interests in issue, neither the Depository nor the Custodian shall be in any way liable to any Holder or any other person by reason thereof; but in any such case the Depository shall be entitled to take or cause to be taken such action as shall in its opinion be reasonable or appropriate, including without limitation the cancellation without compensation of the Aquarius Platinum Depository Interests of any Holder(s) determined by the Depository whether or not such Holder(s) are in any way responsible for the relevant event or circumstance; and each Holder agrees that, by acquiring and holding Aquarius Platinum Depository Interests representing Aquarius Platinum Securities by means of the arrangements contemplated by this Deed, such Holder accepts the risk that by virtue of such laws or terms and conditions, or the application or operation thereof or any such event or circumstance the interest in any relevant Deposited Property may not be entire, complete and unimpeachable.

9.4 If the Depository becomes entitled to take or cause to be taken action as aforesaid, it will in its sole discretion consider whether it may directly or indirectly transfer or make available to any Holder adversely affected, in whole or in part, the benefit of any rights, claims or other assets which may be available to the Depository and which pertain to the matter(s) giving rise to the relevant event or circumstance.

9.5 The Depository may rely on, and shall not be liable for any loss suffered by any Holder or any other person by reason of its having accepted (or the Custodian or any other Agent or Aquarius Platinum or its agents having accepted) as valid and having relied upon any written notice, request, direction, transfer, certificate for Aquarius Platinum Securities (or other securities), electronic communication or any other document or any translation thereof or communication reasonably believed by it in good faith to be genuine notwithstanding that the same shall have been forged or shall not be genuine or accurate or shall not have been duly authorised or delivered.

9.6 The Depository may act, or take no action, on the advice or opinion of, or in reliance upon, any certificate or information obtained from, Aquarius Platinum or any reputable lawyer, valuer, accountant, banker, broker, information provider, settlement system operator, registrar or other expert whether obtained by Aquarius Platinum, the Depository or

otherwise and shall not except where any such person is a member of the same group of companies as the Depository be responsible or liable to any Holder or any other person for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons depositing Aquarius Platinum Securities or otherwise entitled to the issue of Aquarius Platinum Depository Interests. Any such advice, opinion, certificate or information may be sent or obtained by letter, telex, facsimile transmission, e-mail, telegram, cable or other electronic communication and the Depository shall not be liable for acting on any such advice, opinion, certificate or information notwithstanding that the same shall have been forged or shall not be genuine or accurate.

9.7 The Depository may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing a certificate, letter or other written communication, purporting to be signed on behalf of Aquarius Platinum by a director of Aquarius Platinum or by a person duly authorised in writing by a director of Aquarius Platinum or such other certificate from any such person as is specified in clause 9.6 above which the Depository considers appropriate and the Depository shall not be bound in any such case to call for further evidence or be responsible to any Holder or any other person for any loss or liability that may be occasioned by the Depository acting on such certificate.

9.8 The Depository shall not be required or obliged to monitor, supervise or enforce the observance and performance by Aquarius Platinum of any of its obligations, including, without limitation, those arising under or in connection with applicable law, or any contract or instrument to which Aquarius Platinum is a party or by which it or any of its assets is bound. The Depository makes no representation or recommendation to any person regarding the financial condition of Aquarius Platinum or the advisability of acquiring Aquarius Platinum Depository Interests or Aquarius Platinum Securities or other property or as to the type or character or suitability thereof and takes no responsibility for the operations of Aquarius Platinum or the effect thereof on the value of the relevant Aquarius Platinum Securities or Aquarius Platinum Depository Interests or any rights derived therefrom.

9.9 The Depository, the Custodian and any Agent may engage or be interested in any financial or other business transactions with Aquarius Platinum or any other member of any group of which Aquarius Platinum is a member, or in relation to the Deposited Property (including, without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in Aquarius Platinum Depository Interests for their own account, and shall be entitled to charge and be paid all usual fees, commissions and other charges for business transacted and acts done by them otherwise than in the capacity of Depository or Custodian or Agent (as the case may be) in relation to matters arising under this Deed (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to the Holders or any other person for any profit arising therefrom.

9.10 The Depository shall endeavour to effect any sale of securities or other property or transferable right and any conversion of currency as is referred to or contemplated by this Deed in accordance with its normal practices and procedures but shall have no liability with respect to the terms of such sale or conversion or if the effecting of such sale or conversion shall not be reasonably practicable.

9.11 The Depository shall have no responsibility whatsoever to any Holder or any other person as regards any deficiency which might arise because the Depository is subject to or accountable for any tax in respect of any or any part of the Deposited Property or any income or capital distribution or other payment arising therefrom or any proceeds of sale thereof. The Depository shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required by applicable law in order to comply with its obligations to account for any tax liability in respect thereof.

9.12 Without prejudice to any other powers which the Depository may have hereunder, the Depository shall be entitled to enter into any agreement with or give any undertakings to any relevant taxation authority concerning the taxation status of the transactions effected

pursuant to this Deed and to do all such things as may be required under the terms of any such agreement or undertakings.

9.13 Notwithstanding anything else contained in this Deed but subject always to the rights of a Holder under clause 5, the Depository may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any of the rules or any regulation or requirement of any regulatory authority or other body which is binding upon it, or which would or might otherwise in its reasonable opinion render it liable to any person and the Depository may do anything which is, in its opinion, necessary to comply with any such law, regulation or requirement or which is in its opinion necessary to avoid any such liability.

9.14 No provision of this Deed shall require the Depository to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder. If, notwithstanding this provision, the Depository reasonably does so, it shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to account for any loss or liability suffered by the Depository in respect thereof.

9.15 All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Holders or their agents will be delivered to or sent to or from them at their own risk.

9.16 The Depository shall not be liable to a Holder in respect of any of its obligations under this Agreement if it is unable to fulfil those obligations by reason of any prohibition imposed upon the Depository or the Holder by applicable law, any benefit attaching to Aquarius Platinum Securities being unable to pass through the CREST system and alternative arrangements not being agreed with Aquarius Platinum or any other matter beyond the Depository's reasonable control.

10 DEPOSITORY'S FEES AND EXPENSES

10.1 The Depository shall be entitled to charge Holders in respect of the provision of its services under this Deed the fees and expenses notified from time to time.

10.2 The Depository shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Aquarius Platinum Securities or other Deposited Property or the Aquarius Platinum Depository Interests, whether under any present or future fiscal or other laws or regulations or otherwise howsoever, and such part thereof as is proportionate or in the opinion of the Depository referable to a Aquarius Platinum Depository Interest shall be payable by the Holder thereof to the Depository at any time on request; or may be deducted from Deposited Property held for the account of the Holder and/or from any amount due or becoming due on such Deposited Property in respect of any dividend or other distribution. In default thereof, the Depository may in its sole discretion sell, and for the account of the Holder discharge the same out of the proceeds of sale of any appropriate number of Deposited Aquarius Platinum Securities or other Deposited Property, and subsequently pay any surplus to the Holder.

11 INDEMNITIES

11.1 A Holder shall be required to accept liability for and shall be bound to indemnify the Depository and the Custodian and their respective agents, officers and employees and hold each of them harmless from and against, and shall reimburse each of them for, any and all Liabilities, arising from or incurred in connection with, or arising from any act performed in accordance with or for the purposes of or otherwise related to, this Deed insofar as they relate to Deposited Property held for the account of, or Aquarius Platinum Depository Interests held by, that Holder, except for Liabilities caused by or resulting from any wilful default or negligence or fraud of:

11.1.1 the Depository; or

11.1.2 the Custodian or any Agent if such Custodian or Agent is a member of the same group of companies as the Depository or if, not being a member of the same group of companies, the Depository shall have failed to exercise reasonable care in the appointment and continued use of such Custodian or Agent.

11.2 The Depository shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to discharge the obligations of the Holder(s) under this clause.

11.3 The obligations of each Holder under clause 11.1 shall survive any termination of this Deed in whole or in part and any resignation or replacement of the Depository and any Custodian.

11.4 Should any amount paid or payable under this Deed by a Holder be itself subject to tax in the hands of the recipient or be required by law to be paid under any deduction or withholding, relevant Holder(s) will be required to pay such sums as will after any such tax, deduction or withholding leave the recipient with the same amount as he would have had if no such tax had been payable and no deduction or withholding had been made and such payments and adjustments shall be made as may be necessary to give effect to this clause 11.4.

12 AGENTS

12.1 The Depository may from time to time appoint one or more Agents on such terms as the Depository may think fit to perform any obligations of the Depository under this Deed and the Depository may remove any such Agent.

12.2 In particular but without prejudice to the generality of clause 12.1, the Depository shall be entitled to delegate by power of attorney or otherwise to any Agent, all or any of the powers, authorities and discretions vested in the Depository by this Deed and such delegation may be made upon such terms and subject to such conditions, including the power to sub-delegate, as the Depository may think fit.

12.3 Notice of any appointment or removal pursuant to clause 12.1 or any delegation pursuant to clause 12.2 shall, where such matter is in the opinion of the Depository material to the Holders of Aquarius Platinum Depository Interests, be given by or for the Depository to the Holders.

13 RESIGNATION OF THE DEPOSITORY

13.1 The Depository may resign as Depository by giving at least 90 days' prior notice in writing to that effect to the Holders.

13.2 The resignation of the Depository shall take effect on the date specified in such notice provided that no such resignation shall take effect until the appointment by the Depository of a successor Depository. The Depository undertakes to use its reasonable endeavours to procure the appointment of a successor Depository with effect from the date specified in such notice as soon as reasonably practicable following the giving of notice of resignation. Upon any such appointment and acceptance, notice thereof shall be given by or for the Depository to the Holders as soon as reasonably practicable.

13.3 Upon the resignation of the Depository (referred to in this clause 13.3 as the "Retiring Depository") and against payment of all sums due to the Retiring Depository under this Deed, the Depository shall deliver to its successor as depository (the "Successor") sufficient information and records to enable the Successor efficiently to perform its obligations under this Deed and shall transfer to the Successor or to a Custodian or other Agent appointed by the Successor all Deposited Property held by the Retiring Depository as trustee under this Deed. Upon the date when such resignation takes effect, any Custodian appointed by the Retiring Depository shall be instructed by the Retiring Depository to transfer to the Successor or to a Custodian or other Agent appointed by the Successor the Deposited Property held by it pursuant to this Deed.

14 TERMINATION OF DEED

14.1 The Depository may terminate this Deed either in its entirety by giving 90 days' prior notice to that effect to the Holders of the Aquarius Platinum Depository Interests concerned.

14.2 During the period from the giving of such notice to the Holders until termination, each Holder shall be entitled to cancel each Aquarius Platinum Depository Interest held by it and withdraw the Deposited Property related thereto in accordance with the terms of this Deed.

14.3 If any Aquarius Platinum Depository Interests in respect of which this Deed is terminated remain outstanding after the date of termination, the Depository shall as soon as reasonably practicable:

14.3.1 deliver the Deposited Property then held by it under this Deed in respect of each Aquarius Platinum Depository Interest to the respective Holder; or, at its discretion;

14.3.2 sell all or part of such Deposited Property;

14.3.3 request the Operator to remove the relevant Aquarius Platinum Depository Interests from the CREST system; and

14.3.4 following any such removal shall not register transfers of the relevant Aquarius Platinum Depository Interests, pass on dividends or distributions or take any other action in respect of such Deposited Property, except that it shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums then due to the Depository, together with any other cash then held by it under this Deed, pro rata to Holders in respect of their Aquarius Platinum Depository Interests. After making such sale, the Depository shall be discharged from all obligations under this Deed, except its obligation to account to Holders for such net proceeds and other cash comprising the Deposited Property without interest.

14.4 For the avoidance of doubt, any obligations of a Holder to make payments to the Depository shall survive any such termination.

15 AMENDMENT OF DEED

15.1 Subject to clause 15.2, all and any of the provisions of this Deed (other than this clause 15) may at any time and from time to time be amended or supplemented by the Depository in any respect which it may deem necessary or desirable by a deed supplemental to this Deed where such amendment or supplement is of a formal, minor or technical nature or made to correct a manifest or proven error which does not in the reasonable opinion of the Depository materially or prejudicially affect the interests of the Holders of Aquarius Platinum Depository Interests concerned.

15.2 If the Depository in its reasonable opinion deems it necessary or desirable to amend or supplement the provisions of this Deed in a manner that may materially or prejudicially affect the interests of the Holders of Aquarius Platinum Depository Interests concerned, notice of any amendment or supplement shall be given by or for the Depository to the relevant Holders (and to Aquarius Platinum) 30 days prior to the amendment or supplement taking effect, except in circumstances where such an amendment or supplement is required for compliance with any applicable law, in which case, notice shall be given by or for the Depository to the relevant Holders as soon as practicable after the Depository is made aware that such amendment or supplement is required.

15.3 Subject to Clause 15.4, if the Depository in its reasonable opinion deems it necessary or desirable to amend or supplement the provisions of this Deed in a manner that may materially or prejudicially affect the interests of the Holders as a whole, such amendment or supplement shall only be made if sanctioned by the Holders at a meeting of the Holders (a "Holders Meeting"). Other than as expressly set out in this clause 15.3, the Depository may determine in its discretion reasonable arrangements for the convening and holding of a Holders Meeting. The Depository shall give 21 clear days' notice of the Holders Meeting to all Holders and to Aquarius Platinum (for information purposes), such notice to set out the proposed amendment or supplement together with sufficiently detailed information to allow the Holders to assess why the same may materially or prejudicially affect them. In the case of joint Holders the delivery of notice to one joint Holder is to be treated as delivery to all of the joint Holders. Computershare shall take minutes and nominate a Chairman of any Holders Meeting. Holders may appoint a proxy to attend in their place who need not be a Holder. A proxy may count in the quorum, attend, speak and vote. The quorum for a

Holders Meeting is a Holder or Holders representing not less than a clear majority of the Aquarius Platinum Depository Interests. A resolution (on a show of hands or on a poll requested by Holders representing 10 per cent. of the Aquarius Platinum Depository Interests) passed by a Holder or Holders present and voting and holding or representing not less than two-thirds in principal amount of the Aquarius Platinum Depository Interests represented at the Holders Meeting will be binding on all Holders, whether or not they are present at the Holders Meeting. If more than one joint Holder votes (including voting by proxy), the only vote which will count is the vote of the person whose name is listed before the other Holders on the Aquarius Platinum Depository Interest Register for the Aquarius Platinum Depository Interest. If the Holders Meeting is inquorate, Aquarius Platinum shall in place of the Holders be consulted on the proposed amendment or supplement to the Deed. Aquarius Platinum may sanction such amendment or supplement in its absolute discretion and without incurring liability to any party. Any amendment or supplement sanctioned by the Holders Meeting (or Aquarius Platinum) must be notified to all Holders and Aquarius Platinum (an "Amendment Notice"). Such amendment or supplement shall not take effect until 30 days after service of the Amendment Notice on the Holders.

15.4 In circumstances where an amendment or supplement to this Deed is required for compliance with any applicable law, notwithstanding that the same may materially or prejudicially affect the interests of the Holders as a whole, notice shall be given by or for the Depository to the relevant Holders as soon as practicable after the Depository is made aware that such amendment or supplement is required.

15.5 The Depository shall not be obliged to have regard to the consequences for the Holders of any proposed amendment or supplement to this Deed or the exercise of any power conferred on the Depository by this Deed except to the extent expressly provided in this Deed.

16 FURTHER ACKNOWLEDGEMENTS

16.1 The Holder shall be required and be bound to acknowledge and agree with the Depository that:

16.1.1 the Depository has no responsibility for the operation or non-operation of the CREST system; accordingly, the Depository shall be entitled without further enquiry to execute or otherwise act upon instructions or information or purported instructions or information received by means of the CREST system notwithstanding that it may afterwards be discovered that such instructions or information were not genuine or were not initiated by the Operator, a CREST member or other person authorised to give them. Any such execution or action by the Depository shall, save in the case of wilful default or negligent disregard of its obligations, constitute a good discharge to the Depository, which shall not be liable for any Liabilities suffered or incurred by the Holder or any other person arising in whatever manner directly or indirectly from and/or as a result of such execution or action;

16.1.2 the Depository and the Custodian rely on the Share Registrar to supply information relating to cash distributions, corporate actions, forthcoming meetings of the holders of those securities and other matters having a bearing on the rights of persons holding Aquarius Platinum Depository Interests representing Aquarius Platinum Securities and, accordingly, the content of the information made available to Holders and the time at which such information is available will reflect the content of and timing of the supply of information to the Depository, the Custodian or its nominee, for which no responsibility is accepted;

16.1.3 the Holder shall not cause or endeavour to cause the Depository, the Custodian or its nominee to make or assert any right or claim whatsoever against the Operator or Aquarius Platinum or its officers;

16.1.4 the Depository and the Custodian may hold Holders' money entitlements in client bank accounts outside the UK on a pooled basis pending distribution and such money may not be protected as effectively as money held in a bank account in the UK and, in particular, the relevant bank may be entitled to combine funds held in a client bank account with any other account of the Depository or the Custodian or to exercise any

right of set-off or counterclaim against money held in a client bank account in respect of any sum owed to it on any other account by the Depository or the Custodian;

16.1.5 the Depository undertakes to take reasonable care in the selection and continued use of any person who provides banking and related services in connection with the Deposited Aquarius Platinum Securities but neither the Depository nor the Custodian is responsible for the acts or omissions of any such person and the Holder further acknowledges and agrees that any such person is responsible only to any or both of the Depository and the Custodian and undertakes to take no action to recover damages, compensation or payment or remedy of any other nature from any such person; and

16.1.6 nothing in these Terms and Conditions shall prevent the Depository carrying out nominee or depository services for anybody else.

17 STAMP DUTY RESERVE TAX

17.1 The Holder shall be required and be bound to agree and acknowledge with the Depository that:

17.1.1 stamp duty reserve tax ("SDRT") may not be payable on agreements to transfer certain Aquarius Platinum Depository Interests by virtue of the Stamp Duty Reserve Tax (UK Depository Interests in Foreign Securities) Regulations 1999 and the Stamp Duty Reserve Tax (UK Depository Interests in Foreign Securities) Regulations 2000; and

17.1.2 it is the responsibility of the Holder, and not the Depository, to ensure that any Aquarius Platinum Depository Interests which the Holder is proposing to acquire or dispose of by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are so exempt.

17.2 The Holder shall be required to undertake to the Depository:

17.2.1 to notify the Operator and the Depository forthwith if Aquarius Platinum Depository Interests which the Holder is proposing to acquire or dispose or by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are not so exempt; and

17.2.2 to pay to the Operator any SDRT and any interest, charges or penalties in relation to late or non-payment of SDRT arising directly or indirectly from any agreement of the Holder to acquire or dispose of Aquarius Platinum Depository Interests or Aquarius Platinum Securities represented or to be represented by Aquarius Platinum Depository Interests which are not exempt for whatever reason from the charge to SDRT on their transfer and to hold the Depository harmless from any and all Liabilities arising from or incurred in connection therewith.

17.3 For the purposes of this clause 17, a CREST member will be taken to be proposing to acquire Aquarius Platinum Depository Interests or to have entered into an agreement to acquire Aquarius Platinum Depository Interests if he acquires Aquarius Platinum Depository Interests from another CREST member or if the Aquarius Platinum Depository Interests are to be issued to him and to be proposing to dispose of Aquarius Platinum Depository Interests or to have entered into an agreement to dispose of Aquarius Platinum Depository Interests if he disposes of Aquarius Platinum Depository Interests to another CREST member or if the Aquarius Platinum Depository Interests would, as a result, be cancelled.

18 REGULATORY REQUIREMENTS

18.1 The Depository is regulated in the conduct of its investment business (which for these purposes is taken to refer to the safeguarding and administration of the holdings of Aquarius Platinum Securities in the manner described in this Deed) by FSA. The following further provisions apply in relation to such investment business.

18.2 The Holder may give instructions to the Depository in the manner described in this Deed. The Depository will not specifically acknowledge such instructions.

18.3 The Depository has established procedures in accordance with the requirements of FSA for the effective consideration of complaints by Holders. All formal complaints should be made in writing to the compliance officer of the Depository at the registered office address of the Depository from time to time. In addition, Holders have a right of complaint direct to The Investment Ombudsman.

18.4 A statement is available from the Depository describing Holders' rights to compensation if the Depository is unable to meet its liabilities.

18.5 None of the Depository, the Custodian or its nominee shall:

18.5.1 arrange for any Aquarius Platinum Securities or other Deposited Property to be lent to any other person; or

18.5.2 charge in favour of any other person any such property as security.

19 DISCLOSURE OF OWNERSHIP

19.1 The Depository may from time to time require from any Holder or former or prospective Holder:

19.1.1 information as to the capacity in which such Holder owns or owned Aquarius Platinum Depository Interests and regarding the identity of any other persons then or previously interested in such Aquarius Platinum Depository Interests and the nature of such interests; and

19.1.2 evidence or declaration of nationality or residence of the legal or beneficial owner(s) of Aquarius Platinum Depository Interests registered or to be registered in his name and such information as is required for the transfer of the relevant Aquarius Platinum Securities to the Holder;

and such other information as may be necessary or desirable for the purposes of this Deed or any other agreement or arrangement relating to the CREST system. Each Holder agrees to provide any such information requested by Aquarius Platinum or the Depository and consents to the disclosure of such information by the Depository or custodian to the extent necessary or desirable to comply with their respective legal or regulatory obligations.

19.2 To the extent that provisions of or governing any Aquarius Platinum Securities, the Memorandum of Association or Bye-laws of Aquarius Platinum or applicable law may require the disclosure to Aquarius Platinum of, or limitations in relation to, beneficial or other ownership of Aquarius Platinum Securities or other securities, the Holders of Aquarius Platinum Depository Interests shall comply with Aquarius Platinum's instructions in respect of such disclosure or limitation, as may be forwarded to them from time to time.

20 NOTICES

Any notice shall be in writing and signed by or on behalf of the person giving it. Except in the case of personal service, any such notice shall be sent or delivered to the party to be served, in the case of the Depository, at the address set out above and marked for the attention of the Company secretary and, in the case of a Holder, at the address set out in the Aquarius Platinum Depository Interest Register. Any alteration in the details of the party to be served shall, to have effect, be notified to the other party in accordance with this clause. Service of a notice must be effected by one of the following methods:

20.1 personally on a Holder (if a natural person) or on the director or the secretary of any Holder or any other party and shall be treated as served at the time of such service;

20.2 by prepaid first class post (or by airmail if from one country to another) and shall be treated as served on the second (or if by airmail the fourth) business day after the date of posting. In proving service it shall be sufficient to prove that the envelope containing the notice was correctly addressed, postage paid and posted; or

20.3 by delivery of the notice through the letterbox of the party to be served and shall be treated as served on the first business day after the date of such delivery.

21 SEVERABILITY

21.1 If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

22 COPIES OF DEED

22.1 A Holder shall be entitled to one copy of this Deed upon payment of a reasonable copying charge upon written request made to the Depository.

23 GOVERNING LAW AND JURISDICTION

23.1 This Deed and the Aquarius Platinum Depository Interests shall be governed by and construed in accordance with English law.

23.2 For the benefit of the Depository, the Holder shall irrevocably agree that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement. For such purposes, the Holder shall irrevocably submit to the jurisdiction of the courts of England.

23.3 The Holder shall irrevocably waive any objection which it might have to the courts referred to in clause 23.2 being nominated as the forum to hear and determine any suit, action or Proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement and agree not to claim any such court is not a convenient or appropriate forum.

23.4 The submission to the jurisdiction of the courts referred to in clause 23.2 shall not (and shall not be construed so as to) limit the rights of the Depository to take Proceedings against the Holder in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdictions, whether concurrently or not.

24 OVERRIDING PROVISIONS

24.1 For so long as the Aquarius Platinum Depository Interests remain a participating security in CREST, no provision of this Deed or of any other instrument relating to the Aquarius Platinum Depository Interests shall apply or have effect to the extent that it is in any respect inconsistent with:

24.1.1 the holding of the Aquarius Platinum Depository Interests in uncertificated form;

24.1.2 the transfer of title to the Aquarius Platinum Depository Interests by means of a relevant system; or

24.1.3 the Regulations.

24.2 Without prejudice to the generality of clause 24.1 and notwithstanding anything contained in this Deed or any such instrument:

24.2.1 all Aquarius Platinum Depository Interest Registers shall be maintained at all times in the United Kingdom;

24.2.2 Aquarius Platinum Depository Interests may be issued in uncertificated form in accordance with and subject as provided in the Regulations;

24.2.3 title to the Aquarius Platinum Depository Interests which are recorded on a Aquarius Platinum Depository Interest Register as being held in uncertificated form may be transferred by means of the relevant system concerned;

24.2.4 the Depository shall comply with the provisions of Regulations 25 and 26 in relation to the Aquarius Platinum Depository Interests;

24.2.5 Regulation 41 may be applied by the Depository where relevant; and

24.2.6 a number of persons up to but not exceeding four may be registered as joint holders of any Aquarius Platinum Depository Interest.

THIS DOCUMENT HAS BEEN DULY EXECUTED **AS A DEED** BY THE PARTY SET OUT BELOW AND DELIVERED ON THE DATE SET OUT AT THE FRONT OF THIS AGREEMENT.

Executed as a deed by	)	
COMPUTERSHARE	)	______________________
INVESTOR SERVICES PLC	)	Director
acting by two directors or by	)	
one director and the secretary	)	______________________
		Director/Secretary

TP030640032

PART XIV
DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS

DEFINITIONS

In this document the following expressions have the following meaning unless the context otherwise requires:

2006 Annual Report and Accounts	Aquarius' Annual Report and Accounts for the financial year ended 30 June 2006 as published by the Aquarius Group
2007 Annual Report and Accounts	Aquarius' Annual Report and Accounts for the financial year ended 30 June 2007 as published by the Aquarius Group
2008 Annual Report and Accounts	Aquarius' Annual Report and Accounts for the financial year ended 30 June 2008 as published by the Aquarius Group
2008 Half Year Report	Aquarius' half year financial report for the six months ended 31 December 2007 as notified to ASX
2009 Half Year Report	Aquarius' half year financial report for the six months ended 31 December 2008 as notified to ASX
2008 Half Year Results	Aquarius' half year financial results for the six months ended 31 December 2007 as notified to a Regulatory Information Service in the UK on 7 February 2008
2009 Half Year Results	Aquarius' half year financial results for the six months ended 31 December 2008 as notified to a Regulatory Information Service in the UK on 5 February 2009
Admission	Australian Admission, South African Admission and UK Admission.
Admission and Disclosure Standards	the "Admission and Disclosure Standards" of the London Stock Exchange containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities
ADRs	American Depository Receipts
AEST	Australian Eastern Standard Time
AGM	the annual general meeting of the Company
AIM	the Alternative Investment Market of the LSE
Amended and Restated Facilities Agreement	amended and restated facility agreement dated on or about 15 April 2008 between AQPSA and FirstRand Bank Limited
Anglo Platinum	Anglo Platinum Limited, a subsidiary of Anglo American plc
Applicable Record Date	the Australian Record Date, South African Record Date or UK Record Date, as the context requires
AQPSA	Aquarius Platinum (South Africa) (Pty) Ltd, a wholly owned subsidiary of Aquarius incorporated in the Republic of South Africa
Aquarius	Aquarius Platinum Limited
Aquarius Group or **the Group**	Aquarius and each of its subsidiaries and subsidiary undertakings from time to time
Aquarius Option Plan	the Aquarius employee option plan, the key terms of which are set out in paragraph 13.2 of Part XI of this document

Aquarius Share Plan	the revised employee share plan as adopted by Aquarius in 2008, the key terms of which are set out in paragraph 13.1 of Part XI of this document
ASACS	Aquarius Platinum (South Africa) (Corporate Services) (Pty) Limited
ASIC	Australian Securities and Investments Commission
ASX	ASX Limited (ACN 008 624 691), Australian Securities Exchange or the Australian Stock Exchange, as appropriate
ASX Listing Rules	the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted the Official List of ASX
AusIMM	the Australasian Institute of Mining and Metallurgy
Australian Admission	quotation of the Rights Issue Shares on ASX
Australian Corporations Act	the Corporations Act 2001 (Cth) of Australia
Australian Record Date	close of business on 9 April 2009
Australian Registrar	Computershare Investor Services Pty Limited
Australian Share Register	the share register in Australia, comprising the CHESS Subregister and the Issuer Sponsored Subregister, which is maintained on behalf of the Company by the Australian Share Registrar
AWST	Australian Western Standard Time
A$ or AUD or Aus$	Australian dollars
Base Conversion Price	125% of the Base Share Price
Base Share Price	a volume weighted average share price of Common Shares for the four trading days following the last day to trade the share cum rights. This base share price is calculated as the total value of Common Shares traded on the LSE on each of the 4 trading days from 3 April to 8 April 2009, converted into Rand at the prevailing exchange rate each day, aggregated and divided by the total number of Common Shares traded over the period
BEE	Black Economic Empowerment
Bermuda Registrar of Companies	Registrar of Companies in Bermuda
BMA	Bermuda Monetary Authority
Board	the board of directors of Aquarius
Braggite	Braggite Resources (Pty) Ltd
Bridge Loan Facility	the bridge facility provided for in the Amended and Restated Facilities Agreement
business day	a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal business
Bye-laws	the bye-laws of the Company, details of which are set out in paragraph 4 of Part XI of this document
CAT	Central African Time
CCSS or **CREST Courier and Sorting Service**	the CREST Courier and Sorting Service established by Euroclear UK to facilitate, amongst other things, the deposit and withdrawal of securities

Centametall	Centametall Ag
certificated or **in certificated form**	where a share or other security is not in uncertificated form
CGT	UK tax and Australian tax on chargeable gains, respectively
CHESS	the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Ltd
CHESS Subregister	the part of the Australian Share Register that is operated by CHESS
Chuma	Chuma Platinum SPV (Pty) Limited, a member of SavCon
Closing Date	the closing date for the Rights Issue, which is expected to mean: in the case of Qualifying Australian Shareholders and their renouncees, 5.00 p.m. (AWST) on 29 April 2009; in the case of Qualifying DI Holders and their renouncees, 11.00 a.m. (London time) on 28 April 2009; in the case of Qualifying Non-CREST Shareholders and their renouncees, 11.00 a.m. (London time) on 29 April 2009; in the case of Qualifying South African Shareholders who hold their Common Shares in certificated form and their renouncees, midday (CAT) on 29 April 2009; and in the case of Qualifying South African Dematerialised Shareholders and their renouncees, 9.00 a.m. (CAT) on 30 April 2009
Closing Price	the middle market quotation as derived from the London Stock Exchange's Daily Official List
Common Monetary Area or **CMA**	South Africa, Republic of Namibia and the Kingdoms of Swaziland and Lesotho
Common Shares or **Shares** or **Aquarius Shares**	the common shares of US$0.05 each in the share capital of the Company (including, if the context requires, the New Common Shares)
Companies Act	the Companies Act 1981 of Bermuda (as amended) and the regulations made thereunder
Company	Aquarius Platinum Limited, an exempted company incorporated under the laws of Bermuda under the Companies Act (registered under Company Number EC 26290), with registered office at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Conversion Price	The number of Common Shares to be issued or transferred and delivered on exercise of a conversion right under the Convertible Bond shall be determined by dividing the principal amount of the relevant Convertible Bond by the conversion price in effect on the conversion date. The initial conversion price is the Base Conversion Price. The conversion price shall be adjusted upon the occurrence of certain events including, but not limited to, any alteration to the nominal value of the Common Shares as the result of consolidation or subdivision, any rights or bonus issues and any distribution of capital, including special dividends. Common Shares to be allotted or transferred, as the case may be, on conversion will be issued or transferred and delivered, as the case may be, credited as fully paid and will rank *pari passu* with all other Common Shares, save that they will not rank for any dividend or other distribution declared or paid or made by reference to a record date for the payment of a dividend or other distribution with respect to the Common Shares prior to the relevant date of conversion

Convertible Bond or **Bond**	the convertible bond proposed to be issued on the terms set out in paragraph 3.4.2 in Part XI of this document
Convertible Bondholder or **Bondholder**	means a holder of a Convertible Bond
Convertible Bond Issue	the proposed issue of Convertible Bonds to raise up to ZAR650 million
Convertible Bond Underwriting Agreement	the subscription, placement and underwriting agreement dated 26 March 2009 between the Company, AQPSA and First Rand Bank Limited (acting through its RMB Merchant Bank division) relating to the Convertible Bond Issue and further described in paragraph 17.2 of Part XI of this document
CREST	the relevant system, as defined in the CREST Regulations (in respect of which Euroclear UK is the operator as defined in the CREST Regulations)
CREST Manual	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by Euroclear UK on 15 July 1996 and as amended since)
CREST member	a person who has been admitted to Euroclear UK as a system-member (as defined in the CREST Regulations)
CREST participant	a person who is, in relation to CREST, a system-participant (as defined in the CREST Regulations)
CREST Regulations or **Regulations**	the Uncertificated Securities Regulations 2001 (SI 2001 No. 01/378), as amended
CREST sponsor	a CREST participant admitted to CREST as a CREST sponsor
CREST sponsored member	a CREST member admitted to CREST as a sponsored member
CSDP	Central Securities Depository Participant
CTRP	Chrome Tailings Retreatment Plant
Custody Agreement	a custody mandate agreement between a Dematerialised Shareholder and a CSDP or stockbroker covering their relationship in respect of Dematerialised Shares held by the CSDP or broker on the South African Register
Daily Official List	the daily record setting out the prices of all trades in shares and other securities conducted on the London Stock Exchange
Deed Poll	the deed dated 12 March 2003 in respect of the Depository Interests the terms of which are set out in Part XIII of this document
Dematerialised Shares	Common Shares no longer evidenced by a tangible document of title and that have been incorporated into the Strate system and are recorded on the Company's sub-register in electronic form in terms of the Security Services Act, No 36 of 2004, as amended in the Republic of South Africa
Dematerialised Shareholder	a Qualifying Shareholder holding Dematerialised Shares
Depository	Computershare Investor Services PLC

Depository Interests or **DIs**	independent securities constituted under English law and issued or to be issued by the Depository in respect, and representing on a 1 for 1 basis, underlying Common Shares which may be held or transferred through the CREST system
Depository Interest Holders or **DI Holders**	the holders of Depository Interests
DI Nil Paid Rights	Depository Interests representing Nil Paid Rights
DI Register	the register of title of Depository Interests held by the Depository
Directors	the Executive Director and Non-Executive Directors, whose names appear on page 43 of this document
Disclosure and Transparency Rules	the rules relating to the disclosure of information made in accordance with Section 73A(3) of the FSMA
DME	South African Department of Minerals and Energy
EMP	environment management program
Empowerment Act	the Indigenisation and Economic Empowerment Act
Enlarged Aquarius Group	the Aquarius Group following the Possible Acquisition
Entitlement and Acceptance Form	the Entitlement and Acceptance Form accompanying copies of this document to be sent to Qualifying Australian Shareholders
Ernst & Young	Ernst & Young of 11 Mounts Bay Road, Perth, WA 6000, Australia
EPS	earnings per share
EU or **European Union**	the European Union
Euroclear UK	Euroclear UK & Ireland Limited, the operator of CREST
European Economic Area	the European Union, Iceland, Norway and Liechtenstein
Euroz	Euroz Securities Limited
Euroz Parties	Euroz, its affiliates, and their respective employees, officers, directors and representatives
Everest	Everest Platinum mine
Exchange Control Regulations	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the South African Currency and Exchanges Act, No 9 of 1933, as amended
Excon	Exchange Control Department of the South African Reserve Bank
Excluded Territories and each an **Excluded Territory**	the United States, Canada and Japan
Executive Directors	the executive director of Aquarius
Existing Depository Interests or Existing DIs	the Depository Interests in issue as at the date of this document
Existing Option	the options to acquire Common Shares in issue as at the date of this document, as set out in paragraph 3.4.1 of Part XI of this document
Existing Shares	the Common Shares in issue as at the date of this document (including, if the context requires, the Existing DIs)
Ex-Rights Date	the date following which the Common Shares trade ex-rights, being 3 April 2009

FIEL	The Financial Instruments and Exchange Law of Japan
First Plats	First Platinum (Pty) Ltd, a company incorporated in the Republic of South Africa
First Plats Agreement	the agreement between Aquarius, AQPSA and First Plats dated 5 February 2009 pursuant to which Aquarius has conditionally agreed to issue 3.72 million Common Shares as consideration for the acquisition of a prospecting business as set out in paragraph 8 of Part IV of this document
First Plats Mining Area	the geographical area comprising of mining authorisation in the form of mining licences to mine for PGMs
Financial Services Authority or **FSA**	the Financial Services Authority of the United Kingdom
Form of Instruction	each of the forms of instruction, which will be enclosed with this document when posted to Qualifying Shareholders who hold their Existing Shares on the South African Share Register in certificated form, in respect of a Letter of Allocation reflecting the entitlement of that Qualifying Shareholder recorded on the South African Share Register and on which each Qualifying Shareholder is entitled to indicate to the South African Transfer Secretaries whether they wish to accept Nil Paid Rights and to sell all or part of the Nil Paid Rights and/or renounce, in favour of another person, all or part of the Nil Paid Rights
FRC	the UK Financial Reporting Council
FSMA	the UK Financial Services and Markets Act 2000, as amended
Great Dyke Complex	a sinuously linear, graven-like mass of ultramafic rocks which is known to host PGMs in economic concentrations
Great Dyke Reef	a PGE bearing layer within the Great Dyke Complex in Zimbabwe
HDSA	historically disadvantaged persons in South Africa, who were disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa, 1996 took effect or companies in which such persons own and control a majority of the issued share capital and are able to control a majority of the votes
HMRC	HM Revenue & Customs
IASB	the International Accounting Standards Board
IDC Limited	the Industrial Development Corporation of South Africa
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
IRS	the Internal Revenue Service of the United States
IRS Ltd	Impala Refining Services Limited
Impala Platinum	Impala Platinum Holdings Limited registration number 1957/001979106, a company incorporated in the republic of South Africa
Interest Payment Date	each date on which AQPSA is obliged to make a payment of interest to Aquarius, being each of the dates on which Aquarius is obliged to make coupon payments in respect of the Convertible Bonds
ISIN	International Securities Identifying Number
ISO 14001	a series of environmental management standards developed and published by the International Organisation for Standardisation

Issue Price	A$2.39 per Rights Issue Share for the Rights Issue Shares to be held on Australian Share Register, 115 pence per Rights Issue Share for the Rights Issue Shares to be held on UK Share Register and ZAR15.83 per Rights Issue Share for the Rights Issue Shares to be held on the South African Share Register
Issuer Sponsored Subregister	the part of the Australian Share Register that is administered by the Company
JIBAR	the average mid-market yield rate for 3 (three) month deposits in Rand on the Reuters Screen SAFEY Page (or such other page on which such rate is published) at or about 11.00 a.m. on each interest rate fixing day
JORC Code	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, effective 17 December, 2004
JSE	JSE Limited, a public company incorporated with limited liability under the laws of the Republic of South Africa, with registration number 2005/022939/06 and licensed as an exchange under the South African Securities Services Act, No 36 of 2004, as amended, often referred to as the "Johannesburg Stock Exchange"
JSE Listings Requirements	the listing requirements of the JSE
JV	joint venture
KPM	Kroondal Platinum Mines Limited
Kroondal	Kroondal Platinum mine
Letter of Allocation	the renounceable Letter of Allocation issued by the Company in electronic form conferring the right to Qualifying South African Shareholders on the South African Register to subscribe for Rights Issue Shares pursuant to the Rights Issue
LIBOR	London Interbank Offered Rate
London Stock Exchange or **LSE**	London Stock Exchange plc
Malibongwe	Malibongwe Platinum SPV (Pty) Limited, a member of the Savannah Consortium
Mandate Fee	underwriting fee determined in accordance with market rates as set out in the Convertible Bond Underwriting Agreement
Marikana	Marikana Platinum mine
MDC	the Movement for Democratic Change
Member Account ID	the identification code or number attached to any member account in CREST
Memorandum of Association	the memorandum of association of the Company, details of which are set out in paragraph 4 of Part XI of this document
Merrill Lynch International	Merrill Lynch International, a private unlimited company (registration number 02312079), of Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ
Mimosa	Mimosa Mining Company (Private) Limited
Mine Health and Safety Act	the Mine Health and Safety Act (1996) of South Africa
Mineral Resource and Mineral Reserves Statement	the mineral resource and mineral reserve statement published by Aquarius in the 2008 Annual Report and Accounts
Mines and Minerals Act	the Mines and Minerals Act (1961) of Zimbabwe

Mining Charter	the Broad Based Socio Economic Empowerment Charter
MMCZ	Minerals Marketing Corporation of Zimbabwe
Money Laundering Regulations	the UK Money Laundering Regulations 2007 (SI 2007/2157)
Moolman	Grinaker-LTA T/A Moolman Mining SA
MPRD Act	the Mineral and Petroleum Resources Development Act 28 of 2002
New Common Shares	the new Common Shares to be issued by the Company in accordance with the Placing and the Rights Issue
New Depository Interests or **New DIs**	the Depository Interests to be issued by the Depository in respect of the Rights Issue Shares received by the Depository for and on behalf of Qualifying DI Holders pursuant to the Rights Issue and including, if the context requires, Depository Interests issued in relation to Placing Shares
Nil Paid Rights	the right to Rights Issue Shares (nil paid) provisionally allotted by the Company to Qualifying Shareholders pursuant to the Rights Issue on the terms and conditions set out in this document
Non-CREST Shareholder	a Shareholder who holds Common Shares on the UK Register but does not hold their Common Shares in CREST
Non-Executive Directors	the non-executive directors of Aquarius
Non-Qualifying Shareholder	a shareholder who is not a Qualifying Shareholder
NYMEX	New York Mercantile Exchange
OECD	the Organisation for Economic Co-operative and Development
Official List	the Official List of the UK Listing Authority pursuant to Part VI of FSMA
participant ID	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
PF	ZANU PF
PFIC	Passive foreign investment company
PGM	platinum group metals
Placee	persons who subscribe for Placing Shares pursuant to the Placing
Placing	the placing of Placing Shares as described in this document
Placing Admission	the admission of the Placing Shares to the Official List of the UKLA in accordance with Chapter 3 of the Listing Rules and to trading by the London Stock Exchange; quotation of the Placing Shares on ASX; and admission of the Placing Shares to listing and trading on the Main Board of the JSE
Placing Admission Date	8.00 a.m. (London time) on 31 March 2009 (or such later time and/or date, not being later than 8.00 a.m. (London time) on 2 April 2004, as the company, Merrill Lynch International and Euroz may agree)
Placing and Rights Issue Underwriting Agreement	the placing and rights issue underwriting agreement dated 26 March 2009 between the Company, Merrill Lynch International and Euroz relating to the Placing and Rights Issue and further described in paragraph 17.1 of Part XI of this document

Placing Price	180 pence per Placing Share
Placing Shares	the Common Shares to be issued to the Placees pursuant to the Placing
Platinum Mile	Platinum Mile Resources (Pty) Limited
PLUS	PLUS Markets Group plc
Possible Acquisition	the possible acquisition by Aquarius of the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Common Share for every 2.75 Ridge Shares, details of which are set out in paragraph 18 of Part XI of this document
pounds sterling, £ or **GBP**	the lawful currency of the United Kingdom
Prospectus Directive	Directive 2003/71/EC and includes any relevant implementing measures in each Member State of the European Economic Area that has implemented Directive 2003/71/EC
Prospectus Rules	the Prospectus Rules published by the FSA under Section 73A of FSMA
Provisional Allotment Letter or **PAL**	the renounceable Provisional Allotment Letter expected to be sent to Qualifying Non-CREST Shareholders in respect of the Rights Issue Shares to be provisionally allotted to them pursuant to the Rights Issue
P&SA1	Pooling & Sharing Agreement between AQPSA and Anglo Platinum relating to Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and Anglo Platinum relating to Marikana
Qualified Institutional Buyer or **QIB**	has the meaning given in Rule 144A under the US Securities Act
Qualifying Australian Shareholders	Qualifying CHESS Shareholders and Qualifying Issuer Sponsored Shareholders
Qualifying CHESS Shareholders	holders of Common Shares on the Australian Share Register in the CHESS Subregister at the Australian Record Date
Qualifying DI Holders	DI Holders of Existing Depository Interests on the DI Register at the UK Record Date
Qualifying South African Dematerialised Shareholders	holders of Dematerialised Shares at the South African Record Date on the South African Share Register
Qualifying Issuer Sponsored Shareholders	holders of Common Shares on the Australian Share Register in the Issuer Sponsored Subregister at the Australian Record Date
Qualifying Non-CREST Shareholders	holders of Common Shares in certificated form on the UK Share Register at the UK Record Date
Qualifying Shareholders	Qualifying Australian Shareholders, Qualifying UK Shareholders and Qualifying South African Shareholders
Qualifying South African Shareholders	holders of Common Shares on the South African Share Register at the South African Record Date (and including Qualifying South African Dematerialised Shareholders)
Qualifying UK Shareholders	Qualifying Non-CREST Shareholders and Qualifying DI Holders at the UK Record Date
Rand or **ZAR** or **R**	the lawful currency of South Africa
Receiving Agent	Computershare Investor Services PLC
Recommendations	ASX Corporate Governance Principles and Recommendations

Record Date	the Australian Record Date, the UK Record Date and/or the South African Record Date, as applicable
Registers	the Australian Share Register, the UK Share Register and the South African Share Register
Registrars	the UK Registrar, the Australian Registrar and the South African Registrar
Regulation S	Regulation S under the US Securities Act
Regulatory Information Service	one of the regulatory information services authorised by the UK Listing Authority to receive, process and disseminate regulatory information in respect of listed companies
Relevant Member State	a Member State of the European Economic Area which has implemented the Prospectus Directive
Restricted DI Holders	DI Holders with registered addresses in any Excluded Territory or who are located or resident in any Excluded Territory
Restricted Securities	securities referred to in Chapter 9 of the ASX Listing Rules which are securities issued in the circumstances set out in Appendix 9B of the ASX Listing Rules or securities that, in ASX's opinion, should be treated as restricted securities
Restricted Shareholders	Qualifying Shareholders with registered addresses in any Excluded Territory or who are located or resident in any Excluded Territory
Restriction Agreement	an agreement entered into between the Company, the holder and each controller (if applicable) pursuant to Chapter 9 of the ASX Listing Rules which deals with Restricted Securities
Ridge or **Ridge Mining**	Ridge Mining plc
Ridge Shares	the ordinary shares of US$0.05 each in the share capital of Ridge
Ridge Group	Ridge and each of its subsidiaries and subsidiary undertakings from time to time
Rights Admission	the admission of the Rights Issue Shares (nil paid) to the Official List by the UKLA in accordance with Chapter 3 of the Listing Rules and to trading by the London Stock Exchange
Rights Issue	the offer by the Company of New Common Shares by way of rights to Qualifying Shareholders, other than (subject to certain exceptions), Qualifying Shareholders with a registered address in an Excluded Territory
Rights Issue Cleansing Notice	a notice given to the relevant market operator in accordance with section 708AA(2)(f) of the Australian Corporations Act that meets the requirements of section 708AA(7) of the Australian Corporation Act
Rights Issue Shares	the New Common Shares to be issued by the Company under the Rights Issue
RMB or **Rand Merchant Bank**	Rand Merchant Bank, a division of FirstRand Bank Limited (Registration Number 1929/001225/06), a public company registered in South Africa
ROPO	Recognised Overseas Professional Organisation
Royalty Act	The Minerals and Petroleum Resources Royalty Act, No 28 of 2008
RPM	Rustenburg Platinum Mines Limited

RTGS	real time gross settlement
Rule 2.5 Announcement	the press announcement in relation to Aquarius' Possible Acquisition of Ridge to be issued under Rule 2.5 of the Takeover Code following satisfaction of the pre-condition relating to (i) the successful outcome of the Placing, Rights Issue and Convertible Bond Issue and (ii) the arrangement on terms satisfactory to Aquarius, acting reasonably in its absolute discretion, of sufficient bridge funding for the continued operation of the Blue Ridge mine
SACNASP	South African Council for Natural Scientific Professions
Salene Mining Area	the geographical area comprising of mining authorisation in the form of mining licences to mine for PGMs
SAMREC Code	South African Code for Reporting of Mineral Resources and Mineral Reserves (2007)
SARB	South African Reserve Bank
Savannah	Savannah Platinum SPV (Pty) Limited, a member of SavCon
SavCon or **Savannah Consortium**	Savannah Consortium, a consortium of Savannah, Chuma and Malibongwe
SDRT	UK stamp duty reserve tax
SEC	the United States Securities and Exchange Commission
Security SPV	Security Special Purpose Vehicle
Share Register	the Australian Registrar, the UK Registrar and the South African Registrar
Shareholder or **Aquarius Shareholder**	holder of Common Shares
Sheba's Ridge Project	the project in which Ridge has an interest as described in Part VIII of this document
Shortfall	the Rights Issue Shares and New DIs not taken up under the Rights Issue
South African Admission	the admission of the Rights Issue Shares to, listing and trading on, the Main Board of the JSE
South African Companies Act	the South African Companies Act 61 of 1973
South African Record Date	close of business on 9 April 2009
South African Registrar of Companies	Registrar of Companies in South Africa
South African Registrar or **South African Transfer Secretaries**	Computershare Investor Services (Pty) Limited
South African Share Register	the share register maintained on behalf of the Company in South Africa by the South African Registrar
Southern African Development Community	a regional grouping of southern African states led by South Africa
STC	Secondary tax on companies
stock account	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited

Strate	Strate Limited, registration number 1998/022242/06, a limited liability public company duly incorporated in accordance with the laws of the Republic of South Africa, which is a registered central securities Depository and which is responsible for the electronic settlement system used by the JSE for transactions to be settled and transfer of ownership to be recorded electronically
subsidiary undertaking	as defined in section 258 of the UK Companies Act
Substantial Holding	a Relevant Interest in 5 per cent. or more of the total number of votes attached to shares
Takeover Code	the City Code on Takeovers and Mergers
Third Party Transaction	(a) any offer (construed in accordance with the Takeover Code and whether or not subject to pre-conditions), possible offer, proposal or indication of interest from, or on behalf of, any person other than Aquarius or any person acting in concert with Aquarius, with a view to such person, directly or indirectly, acquiring (in one transaction or a series of transactions) (i) more than 30 per cent. of the issued share capital of Ridge or (ii) a material part of the Ridge's business or assets or (b) the entering into, by any member of Ridge's Group, of any transaction or series of transactions howsoever implemented that would be reasonably likely to preclude, impede, delay or prejudice the implementation of the Possible Acquisition
TKO	TKO Investment Holdings Limited
TOKOM	Tokyo Commodity Exchange
UK Admission	the admission of the Rights Issue Shares (nil paid and fully paid) to the Official List of the UKLA and the admission of such shares (nil paid and fully paid) to trading on the London Stock Exchange's main market for listed securities becoming effective in accordance with the Admission and Disclosure Standards
UK Companies Act	the UK Companies Act 1985, as amended or the UK Companies Act 2006, if the context so requires
UK Listing Authority or **UKLA**	the FSA in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA
UK Listing Rules	the Listing Rules made by the FSA under Part VI of FSMA
UK Placing Admission	the admission of the Placing Shares to the Official List of the UKLA in accordance with Chapter 3 of the Listing Rules and to trading on the London Stock Exchange's main market for listed securities
UK Record Date	close of business on 31 March 2009
UK Registrar	Computershare Investor Services PLC
UK Share Register	the share register maintained on behalf of the Company in the UK by the UK Registrar
uncertificated or **in uncertificated form**	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST

Underwritten Shares	the Rights Issue Shares and New DIs not taken up under the Rights Issue, which Merrill Lynch International and Euroz have agreed to acquire pursuant to the Placing and Rights Issue Underwriting Agreement
United Kingdom or **UK**	the United Kingdom of Great Britain and Northern Ireland
United States or **US**	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
USE Instruction	Unmatched Stock Exchange (USE) instruction (as defined in the CREST Reference Manual)
US Exchange Act	the United States Securities Exchange Act of 1934, as amended
US Holder	a beneficial owner of Nil Paid Rights, DI Nil Paid Rights, New Common Shares and New DIs that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes
US Securities Act	the United States Securities Act 1933, as amended
US dollar or **US$**	the lawful currency of the United States

Glossary of Technical Terms:

benefication	a process whereby extracted Chromite is reduced to particles of mineral and waster, the former suitable for further processing and use
Bushveld Complex	a layered mafic intrusive, internationally recognised for its PGM and chromite deposits and located in South Africa
Competent Person	a person who is a member or fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a Recognised Overseas Professional Organisation (ROPO). A 'Competent Person' must have a minimum of five years' experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking (as defined in the JORC Code)
concentrate	the final product containing PGM which is sold. Other platinoids ruthenium and iridium are also contained in the concentrate as payable metals, as are the base metals copper and nickel
Critical Zone	the zone within the Bushveld Complex which hosts the Merensky Reef at its top contact and numerous chromitite layers of which the UG2 Reef is one
decline	a shallow dipping mining excavation used to access the ore body
dense media separation	Dense Media Separation—method of separating UG2 reef from waste using differences in their density
g/t	grams per tonne, measurement unit of grade (1 g/t = 1 part per million)
indicated mineral resource	that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed
inferred mineral resource	that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability
LHDs	loading hauling dumping machines
measured mineral resource	that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity
MF2	mill float × 2

mineral reserve/ore reserve	the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proved mineral reserves
mineral resource	a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories
Moz	million ounces
Mt	million tonnes
Nox	nitrogen oxide
oz or **ounce**	troy ounce (31.1 grams)
PGM(s)(6E)	Platinum Group Metals. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir)
PGM(s)(4E)	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
PGE	Platinum Group Elements
PGE(s)(5E+Au)	Platinum Group Elements. Five metallic elements commonly found together which constitute the payable platinoids plus gold. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), iridium (Ir) and gold (Au)
PGM Basket	the value of the relative proportions of saleable, metal based on the platinum, palladium, rhodium and gold, typically contained in UG2 concentrate
probable mineral reserve/ore reserve	the economically mineable part of an Indicated, and in some circumstances, a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors These assessments demonstrate at the time of reporting that extraction could reasonably be justified

proved mineral reserve/ore reserve	the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified
reef board	a layer, vein or lode containing economic mineralisation
refining	the separation and purification of the individual PGM and platinoids
smelting	PGM concentrate is melted with fluxes to produce metallic matte which is fed to the Refining process
tailings	that portion of ore from which most of the valuable material has been removed by concentrating and consequently is generally low in value
ton	1 Metric tonne (1,000 kg)
UG2 or **UG2 Reef**	a chromitite layer within the Critical Zone of the Bushveld Complex containing economic quantities of PGMs
UMP	upper mineralized pyroxenite

Merrill Corporation Ltd, London
09ZAX76301

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT SUBSCRIBE FOR OR PURCHASE ANY SECURITIES OR RIGHTS REFERRED TO IN THIS ANNOUNCEMENT PURSUANT TO THE RIGHTS ISSUE EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS TO BE PUBLISHED BY AQUARIUS PLATINUM LIMITED IN CONNECTION WITH THE PROPOSED RIGHTS ISSUE. COPIES OF THE PROSPECTUS WILL, FOLLOWING PUBLICATION, BE AVAILABLE FROM THE COMPANY'S REGISTERED OFFICE DURING NORMAL BUSINESS HOURS.

31 March 2009

Aquarius Platinum Limited
Publication of Prospectus

Further to the announcements on 26 March 2009 of the Placing and fully underwritten Proposed Rights Issue, Aquarius Platinum Limited ("**Aquarius**" or the "**Company**") announces that two copies of the related Prospectus have been submitted to the UK Listing Authority (the "UKLA") and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. + 44 (0) 20 7066 1000

A full version of the Prospectus will be made available on Aquarius' website www.aquariusplatinum.com in due course.

Terms used in this announcement shall have the same meaning as the defined terms used in the announcement on 26 March 2009 announcing the Placing and the Proposed Rights Issue, unless otherwise defined.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

Contacts

Aquarius Platinum Limited	
Stuart Murray, CEO	+27 11 455 2050
Willi Boehm, Company Secretary	+61 8 9367 5211
Nicholas Bias, IR	+41 79 888 1642
Merrill Lynch International	
Andrew Osborne	+44 20 7628 1000
Rupert Hume-Kendall	+44 20 7628 1000
Euroz Securities Limited	
Doug Young	+61 8 9488 1400

The statements contained in this announcement that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Aquarius' control and all of which are based on Aquarius' current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimate", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In addition, from time to time, Aquarius or its representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of an authorised executive officer of Aquarius. These forward-looking statements and other statements contained in this document and any information incorporated by reference into this document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Aquarius Group. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. Please refer to the section entitled "Risk Factors" set out in the Prospectus for further information in this regard.

The forward-looking statements contained in this announcement speak only as of the date of this announcement and neither Aquarius nor Merrill Lynch nor Euroz undertakes any duty to, and will not necessarily, release publicly and updates or revisions to any forward-looking statements contained here to reflect any change in Aquarius' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law, the Australian Corporations Act, the ASX Listing Rules, the Prospectus Rules, the UK Listing Rules and the Disclosure and Transparency Rules, JSE Listing Requirements and the South African Companies Act.

This announcement is for information purposes only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Aquarius.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch, Euroz or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

Both Merrill Lynch and Euroz are acting exclusively for Aquarius and for no-one else in connection with the Placing and Proposed Rights Issue, and will not regard any other person as a client in relation to the Placing or the Proposed Rights issue and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of either Merrill Lynch or Euroz nor for providing advice in relation to the Placing or Proposed Rights Issue or any other matter referred to in this announcement.

The distribution of this announcement and the offering of the Placing Shares, the Nil Paid Rights, the DI Nil Paid Rights and the Rights Issue Shares (collectively, the "Securities") in certain jurisdictions may be restricted by law. No action has been taken by Aquarius or Merrill Lynch or Euroz that would permit an offering of the Securities or possession or distribution of this announcement or any other offering or publicity material relating to the Securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Aquarius, Merrill Lynch and Euroz to inform themselves about, and to observe such restrictions.

The price of the Securities and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the Securities.

This announcement is not a prospectus for the purposes of the Australian Corporations Act and may not contain all of the information that an Australian investor may find in a prospectus prepared in accordance with the Australian Corporations Act which may be required in order to make an informed investment decision regarding, or about the rights attaching to the Placing Shares. As no prospectus will be lodged with the Australian Securities & Investments Commission ("ASIC") or otherwise prepared in accordance with the Australian Corporations Act in respect of the Placing, the Placing Shares will only be offered or issued to persons in Australia to whom an offer of shares for issue may be made without a prospectus under Part 6D.2 of the Australian Corporations Act or to persons outside Australia in accordance with the laws of any other applicable jurisdiction. If you are located in Australia, you confirm and warrant that you are a person to whom an offer of securities may be made under section 708(8) or 708(11) of the Australian Corporations Act such that any offer or invitation to you does not require a prospectus or other form of disclosure document under the Australian Corporations Act and you agree that you will not offer to sell the Placing Shares to any person that is not a sophisticated or professional investor under section 708(8) or 708(11) of the Australian Corporations Act until the day after a notice is lodged by the Company with ASX that complies with subsections 708A(5)(e) and (6) of the Australian Corporations Act.

This announcement is not a prospectus for the purposes of the New Zealand Securities Act 1978 (NZ) and may not contain all of the information that a New Zealand investor may find in a prospectus prepared in accordance with the New Zealand Securities Act 1978 (NZ) which may be required in order to make an informed investment decision regarding, or about the

rights attaching to, the Securities. As no prospectus will be lodged with the New Zealand Companies Office or otherwise prepared in accordance with New Zealand law in respect of the Placing or Rights Issue, the Securities will only be offered or issued to persons in New Zealand to whom an offer of shares for issue may be made without a prospectus under the New Zealand Securities Act 1978 (NZ) or to persons outside New Zealand in accordance with the laws of any other applicable jurisdiction. If you are located in New Zealand, you confirm and warrant that you are a person to whom an offer of securities may be made under section 3(2)(ii) of the New Zealand Securities Act 1978 (NZ) such that any offer or invitation to you does not require a prospectus or other form of disclosure document under the New Zealand Securities Act 1978 (NZ) and you acknowledge that any Securities allotted to you are not being allotted with a view to them being offered for sale to the public in New Zealand and further warrant that if in the future you elect to directly or indirectly sell or offer any of the Securities allotted to you, you undertake not to do so in a manner which will, or is likely to, result in a contravention of the New Zealand Securities Act 1978 (NZ) or may result in the Company or the Bookrunner or Co-Lead Manger incurring liability.

This announcement is not for distribution directly or indirectly in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia), Canada or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute or form part of an offer or solicitation to purchase or subscribe for Securities in the capital of Aquarius in the United States, Canada or Japan or any jurisdiction in which such an offer or solicitation is unlawful. In particular, the Shares referred to in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act") or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act. Subject to exceptions, the Securities referred to in this announcement are being offered and sold only outside the United States in accordance with Regulation S under the Securities Act. No public offering of securities of Aquarius will be made in the United States.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by Investments Commission or the Japanese Ministry of Finance; and the Securities have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada or Japan. Accordingly, the Securities may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada or Japan.

This announcement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This announcement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this announcement nor taken steps to verify the information set forth herein and has no responsibility for this announcement.

This announcement does not constitute a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the SWX Swiss Exchange. The Securities will not be listed on the SWX

Swiss Exchange and, therefore, this announcement does not comply with the disclosure standards of the Listing Rules of the SWX Swiss Exchange. The Placing Shares may not be offered to the public in or from Switzerland, except to a selected and limited group of investors, who do not subscribe the Placing Shares with a view to distribution to the public.

Neither the content of Aquarius' website nor any website accessible by hyperlinks on Aquarius' website is incorporated in, or forms part of, this announcement.

File # 82-5097



AQUARIUS
PLATINUM LIMITED

31 March 2009

The Manager
Company Announcements
ASX Limited
Level 10, 20 Bond Street
SYDNEY NSW 2000

Letters to shareholders

Attached are copies of letters despatched to Aquarius Platinum Limited shareholders in respect of the renounceable rights issue, the offer document for which was provided to ASX on 31 March 2009.

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
COMPANY SECRETARY

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com


AQUARIUS
PLATINUM LIMITED
ARBN 087 577 893

31 March 2009

[Insert shareholder address]

Dear Shareholder

Renounceable Rights Issue

As you may be aware, Aquarius Platinum Limited ARBN 087 577 893 (the **Company**) is currently undertaking a fully underwritten renounceable pro rata rights issue (**Rights Issue**). The Company expects that the Rights Issue will close on 29 April 2009.

The underwritten Rights Issue is open to existing holders of shares in the Company (**Shareholders**) with a registered address in, or who are resident in, any jurisdiction apart from the United States, Canada and Japan (**Qualifying Shareholders**) as at 5.00pm (AWST) on 9 April 2009 (for Shareholders who hold shares on the Australian sub-register), close of business on 30 March 2009 (for Shareholders who hold shares on the UK sub-register) and close of business on 9 April 2009 (for Shareholders who hold shares on the South African sub-register) (**Record Date**).

Pursuant to the Rights Issue, the Company may issue a maximum of 41,491,737 fully paid common shares in the capital of the Company (**New Common Shares**) to raise a maximum of approximately £47.7 million (before costs). The New Common Shares will be offered on the basis of 1 New Common Share for every 9 fully paid common shares held in the capital of the Company.

The Company has determined that it would be unreasonable to extend the Rights Issue to Shareholders who have a registered address in, or who are resident in, the United States, Canada and Japan (**Restricted Shareholders**). Accordingly, the Company wishes to advise you that it will not be extending the Rights Issue to you.

The Company has obtained a waiver from ASX Limited in relation to ASX Listing Rule 7.7.1(c). As a result, the Company will be adopting a standard procedure in the UK whereby instead of selling the rights of Restricted Shareholders, those rights will be deemed not to have been taken up and will lapse. The New Common Shares represented by these lapsed rights will automatically fall into the underwritten shortfall, together with other New Common Shares representing rights not taken up by Qualifying Shareholders. Following the closing date of the Rights Issue, the underwriters will endeavour to procure subscribers for all New Common Shares not taken up (including those attributable to Restricted Shareholders) at a price which is not less than the Rights Issue subscription price.

Any premium to the Rights Issue subscription price obtained by the underwriters will be paid to holders of lapsed rights (including Restricted Shareholders) pro rata (provided that no payments of less than £5.00 will be made and any amounts not paid on this basis will be aggregated and paid to the Company).

To the extent that the underwriters cannot procure subscribers at a premium to the Rights Issue subscription price, it will procure subscribers or will themselves subscribe for all shortfall New Common Shares (including those attributable to Restricted Shareholders) at the Rights Issue subscription price, with the proceeds of this paid to the Company.

Please note that it is possible that no net proceeds will be available for distribution to Restricted Shareholders. We will inform you in due course of the outcome of the sale of your New Common Shares.

For further information on your entitlement to the Rights Issue, or how to deal with the Rights Issue, please contact the Shareholder Helpline.

Shareholder Helpline for Shareholders on the Australian Share Register

1300 749 865 (from inside Australia)

+61 3 9415 4663 (from outside Australia)

Shareholder Helpline for Shareholders on the UK Share Register

0870 889 3193 (from inside the UK)

+44 870 889 3193 (from outside the UK)

Shareholder Helpline for Shareholders on the South African Share Register

0800 202 361 (from inside the South Africa)

+27 11 373 0004 (from outside South Africa)

Yours faithfully



Willi Boehm
Company Secretary



ARBN 087 577 893

000001 000 AQP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

31 March 2009

Dear Shareholder

Renounceable Rights Issue

Aquarius Platinum Limited ARBN 087 577 893 (the **Company**) is pleased to announce an opportunity for holders of shares in the Company (**Shareholders**) with a registered address in, or who are resident in, any jurisdiction other than (subject to certain exceptions) the United States, Canada and Japan (**Qualifying Shareholders**) as at 5.00pm (AWST) on 9 April 2009 (for Shareholders who hold shares on the Australian sub-register), close of business on 1 April 2009 (for Shareholders who hold shares on the UK sub-register) and close of business on 9 April 2009 (for Shareholders who hold shares on the South African sub-register) (**Record Date**) to participate in a fully underwritten, renounceable pro rata rights issue (**Rights Issue** or **Offer**).

Pursuant to the Rights Issue, the Company will issue up to 46,330,000 fully paid common shares in the capital of the Company (**New Common Shares**) to raise approximately £47.7 million (before costs). The issue price per New Common Share A$2.39 (for Qualifying Shareholders on the Australian sub-register), £1.15 (for Qualifying Shareholders on the United Kingdom sub-register) and ZAR15.83 (for Qualifying Shareholders on the South African sub-register). The New Common Shares will be offered on the basis of 1 New Common Shares for every 9 fully paid common shares held in the capital of the Company as at the Record Date.

The New Common Shares will be fully paid and will rank equally with the Company's existing issued shares. The Company will make an application to ASX Limited (**ASX**), to the London Stock Exchange (**LSE**) and the Johannesburg Stock Exchange (**JSE**) for official quotation of the New Common Shares.

The rights to subscribe for the New Common Shares in accordance with the Rights Issue (**Rights**) will be renounceable, which means that Qualifying Shareholders who do not wish to take up all or some of their entitlement may sell or transfer their Rights. In determining entitlements, any fractional entitlements have been rounded down to the nearest whole number. Holdings on different registers will not be aggregated for calculating entitlements.

An offer document, a copy of which was lodged with the ASX on 31 March 2009, with the UK Listing Authority on 30 March 2009 and the JSE on 30 March 2009, will be sent to all Qualifying Shareholders. A copy of the offer document is also available on the ASX website (http://www.asx.com.au). Full details of the terms and conditions of the Rights Issue are contained in the offer document.

Pursuant to the ASX Listing Rules (**Listing Rules**), the Company is required to provide you with certain information before proceeding with the Rights Issue. This notice contains all the information required by Appendix 3B of the Listing Rules.

The number of issued shares at the date of this notice, the number of shares on issue on completion of the placement announced on 26 March 2009 and the total number of issued shares at the close of the Offer are as follows:

• Number of shares currently on issue and quoted on ASX, LSE and JSE:	327,095,634
• Number of shares on issue on completion of the Placement	46,330,000
• Maximum number of New Common Shares to be issued under the Offer:	41,491,737
• Maximum number of New Common Shares on issue upon completion of the Offer:	414,917,371

The Rights Issue is being fully underwritten by Merrill Lynch International and Euroz Securities Limited. Subject to the terms of the underwriting agreement between Merrill Lynch International, Euroz Securities Limited and the Company, Merrill Lynch International and Euroz Securities Limited will subscribe for all New Common Shares that are not taken up under the Rights Issue. Merrill Lynch International and Euroz Securities limited with receive an underwriting fee of 4% of the aggregate value of the issue price of the number of underwritten shares, apportioned between them in proportion to their underwriting commitment (with an additional 1% discretionary fee).

The Company will use the proceeds raised by the Rights Issue to repay a bridging loan, for capital expenditure on the Everest mine and capital and operating requirements in relation to the possible acquisition of Ridge Mining plc and for working capital and ongoing operations.

Please note that (subject to certain exceptions) Shareholders at the Record Date that have a registered address in, or who are resident in, the United States, Canada and Japan (**Restricted Shareholders**) will not be eligible to participate in the Offer. The Company obtained a waiver from Listing Rule 7.7.1(c) to allow the New Common Shares attributable to Restricted Shareholders to be placed by Merrill Lynch International and Euroz Securities Limited and any net premium paid for those New Common Shares will be remitted to the Restricted Shareholders on a pro rata basis.

Qualifying Shareholders may:

- take up all their entitlement;
- allow all or part of their entitlement to lapse;
- sell all of their entitlement as Rights on the ASX, LSE or JSE (whatever the case may be);
- take up part of their entitlement and sell the balance on the ASX, LSE or JSE (whatever the case may be);
- take up part of their entitlement and allow the balance to lapse; or
- transfer all or part of their Rights to another person other than on the ASX, LSE or JSE provided that the purchaser is not a Restricted Shareholder or would not be a Restricted Shareholder if the purchaser was the registered holder of the shares.

Qualifying Shareholders should refer to Part III of the offer document and the Entitlement and Acceptance Form, Provisional Allotment Letter or Form of Instruction accompanying the offer document (as appropriate) to determine how to deal with their Rights.

As required under the Listing Rules, the Company informs you that no Shareholder approval is required for the Rights Issue and, therefore, no Shareholder approval will be sought.

If you wish to take up all or some of the your entitlement you must complete the form (for the number of New Common Shares you wish to take up) that will be sent to you in accordance with the instructions set out on that form and arrange for payment of the application money in accordance with that form and also the offer document by the closing date set out below.

If you wish to sell all or part of your Rights on the stock exchange on which you trade, you must complete the section of the form in relation to this or contact your stockbroker. The Rights trading for the different registers is set out below.

You may elect to transfer all or part of the your Rights to another person (other than someone who is resident in, or with a registered address in, the United States, Canada and the UK) otherwise than on the stock exchange on which you trade. This can be done by completing a standard renunciation form (obtainable from your stockbroker or the Company's share registry) and returning that form by the closing date. You must also arrange for payment of the amount of the application money.

Before taking up entitlements under the Rights Issue, Qualifying Shareholders should read all the information set out in the offer document, including the risk factors. If you have any queries, please consult your professional adviser.

It is proposed that the Rights Issue be conducted accordingly to the following indicative table:

For Shareholders on the Australian Share Register

Event	Date
Rights Issue announced	26 March 2009
Offer document lodged with ASX	31 March 2009
Shares quoted on an 'ex' basis	3 April 2009
Rights trading commences	3 April 2009
Record Date	9 April 2009
Offer document and Entitlement and Acceptance Form despatched to Shareholders	15 April 2009
Rights trading ends	22 April 2009
Closing date	29 April 2009
Issue of New Common Shares and despatch of holding statement	5 May 2009
Commencement of trading of New Common Shares	6 May 2009

For Shareholders on the UK Share Register

Event	Date
Rights Issue announced	26 March 2009
Offer document stamped by UKLA and offer document published	30 March 2009
Record Date	30 March 2009
Shares quoted on an 'ex' basis	3 April 2009
Rights trading commences	3 April 2009
Rights trading ends	22 April 2009
Closing date	22 April 2009
Commencement of trading of New Common Shares	1 May 2009

File # 82-5097

For Shareholders on the South African Share Register

Event	Date
Rights Issue announced	26 March 2009
Rights trading commences	3 April 2009
Record Date	9 April 2009
Offer document despatched to Shareholders	14 April 2009
Rights trading ends	20 April 2009
Closing date	29 April 2009
Issue of New Common Shares	30 April 2009
Commencement of trading of New Common Shares	30 April 2009

For further information on your entitlement to the Rights Issue, or how to deal with the Rights Issue, please contact the Shareholder Helpline.

Shareholder Helpline for Shareholders on the Australian Share Register

1300 749 865 (from inside Australia)

+61 3 9415 4663 (from outside Australia)

Shareholder Helpline for Shareholders on the UK Share Register

0870 889 3193 (from inside the UK)

+44 870 889 3193 (from outside the UK)

Shareholder Helpline for Shareholders on the South African Share Register

0800 202 361 (from inside the South Africa)

+27 11 373 0004 (from outside South Africa)

Yours faithfully



Willi Boehm
Company Secretary

File # 82-5097



AQUARIUS
PLATINUM LIMITED



30 March 2009

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

Lazard Asset Management LLC and subsidiaries, has advised the Company that on:

- 25 March 2009 its notifiable interest in the Company was 5.996%, representing 19,614,071 shares in the Company
- 27 March 2009 its notifiable interest in the Company was 2.689%, representing 8,706,551 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

ASX, LSE & JSE


AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE JOINT ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

27 March 2009

Aquarius Platinum Limited Possible Recommended All-Share Offer for Ridge Mining plc

On 26 March 2009 Aquarius Platinum Limited ("Aquarius") and Ridge Mining plc ("Ridge") announced that they expected to sign an implementation agreement (the "Implementation Agreement") in connection with the possible acquisition of Ridge by Aquarius (the "Acquisition") prior to 7.00am GMT on 27 March 2009.

Aquarius and Ridge can now confirm that the Implementation Agreement has been signed in the form anticipated by yesterday morning's announcement.

Under the terms of the Implementation Agreement, and subject only to the satisfaction or waiver of the pre-conditions as set out in yesterday morning's announcement, Aquarius has agreed to make an all share offer for the entire issued and to be issued share capital of Ridge.

Based on the theoretical ex-rights and placing price of the Aquarius shares following the equity capital raising and convertible issuance announced by Aquarius yesterday morning, the parties have agreed that there will be no adjustment to the exchange ratio, and therefore Aquarius and Ridge are pleased to confirm that the final exchange ratio is agreed at 1 Aquarius share for every 2.75 Ridge shares.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the Code and shareholders are advised that, even if the Pre-Conditions are satisfied or waived, there can be no certainty under the Code that any offer to acquire Ridge Shares will be made. However, pursuant to the Implementation Agreement Aquarius and Ridge have agreed between themselves, subject to certain terms and conditions typical for such a transaction, to proceed with the Acquisition if the Pre-Conditions are satisfied or waived.

For clarity, Aquarius reserves the right to waive the Pre-Conditions at any time. In addition, Aquarius reserves the right, if the Pre-Conditions are not satisfied or waived, not to make an offer for Ridge.

Capitalised terms used but not otherwise defined in this announcement have the meaning given to them in the announcement dated 26 March 2009.

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Rand Merchant Bank
Peter Hayward-Butt or Carel Vosloo
Tel: 27 (0)11 282 8000

Lazard
Peter Kiernan, Spiro Youakim or Chris Seherr-Thoss
Tel:+44 (0)20 7187 2000

Merrill Lynch
Andrew Osborne or Will Smith
Tel:+44 (0)20 7628 1000

Euroz Securities
Doug Young
Tel:+ 61 (0)8 9488 1400

Ridge
Francis Johnstone (Commercial Director)
Tel: +44 (0)20 7379 1474

RBC Capital Markets, financial adviser & nominated adviser to Ridge
Martin Eales or Patrick Meier
Tel: +44 (0)20 7029 7881

Conduit PR
Charlie Geller or Gareth Tredway
Tel: +44 (0)20 7429 6604

This announcement is not for distribution, directly or indirectly in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

RMB is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RMB or providing advice in relation to the matters referred to in this announcement.

Lazard is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Lazard or providing advice in relation to the matters referred to in this announcement.

RBC Capital Markets is acting exclusively for Ridge and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RBC Capital Markets or providing advice in relation to the matters referred to in this announcement.

Merrill Lynch is acting exclusively for Aquarius and no one else and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of Merrill Lynch or providing advice in relation to any of the matters referred to in this announcement.

Euroz Securities is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Euroz Securities or providing advice in relation to the matters referred to in this announcement.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option

in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward looking statements

This announcement contains certain "forward-looking statements" with respect to the parties' objectives and future performance, including statements relating to expected benefits associated with the transaction contemplated herein. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "will", "expects / expected", "believes", "intends", "plans", "targets", "goal" or "estimates".

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals required for the consummation of the transaction that may require acceptance of conditions with potential adverse impacts; risk involving the parties' ability to realise expected benefits associated with the transaction; the success of Ridge's Blue Ridge Mine; and macroeconomic conditions generally affecting the South African mining industry.

Rule . , . . . , . . , . .

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Aquarius Platinum Limited

ACN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid common shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	41,491,737
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid common shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$A2.39 per share. £1.15 per share, ZAR15.83 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used for the repayment of a bridging loan, for capital expenditure on the Everest mine and capital and operating requirements in relation to a possible acquisition and for working capital and ongoing operations
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 May 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	368,587,371 (excluding the Common Shares to be issued under the placement announced on 26 March 2009)	Fully paid common shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	616,128	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		334,202	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/11
		280,002	Unlisted options expiring 21/11/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Renounceable
13	Ratio in which the +securities will be offered	1 for 9
14	+Class of +securities to which the offer relates	Common shares
15	+Record date to determine entitlements	9 April 2009 for shareholders holding shares on the Australian share register 1 April 2009 for shareholders holding shares on the UK share register 9 April 2009 for shareholders holding shares on the South African share register
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Entitlements rounded down to the nearest whole number

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Shareholders with a registered address, or who are resident in, the United States, Canada and Japan
19	Closing date for receipt of acceptances or renunciations	29 April 2009

20	Names of any underwriters	Merrill Lynch International Euroz Securities Limited
21	Amount of any underwriting fee or commission	Merrill Lynch International and Euroz Securities Limited shall be paid a commission of 4% on the aggregate value of the issue price of the number of underwritten shares, apportioned between them in proportion to their underwriting commitment (with an additional 1% discretionary fee)
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Offer document and Entitlement Form are expected to be despatched on 15 April 2009
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	27 March 2009
28	Date rights trading will begin (if applicable)	3 April 2009
29	Date rights trading will end (if applicable)	22 April 2009 for shareholders holding shares on the Australian share register 29 April 2009 for shareholders holding shares on the UK share register 20 April 2009 for shareholders holding shares on the South African share register
30	How do +security holders sell their entitlements *in full* through	Complete section marked 'Instructions to your Stockbroker' on Entitlement and Acceptance

+ See chapter 19 for defined terms.

	a broker?	Form and lodge with broker
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Complete section marked 'Instructions to your Stockbroker' on Entitlement and Acceptance Form for rights to be sold on the ASX and lodge with broker, and complete and return the Entitlement and Acceptance Form for the balance
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Complete standard renunciation form and Entitlement and Acceptance Form (to be completed by the transferor and transferee) and return to the Company's Share Registry
33	+Despatch date	6 May 2009

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents N/A

35 [N/A] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [N/A] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

+ See chapter 19 for defined terms.

100,001 and over

37 | N/A | A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 27 March 2009
(Company Secretary)

Print name: Willi Boehm

== == == == ==

+ See chapter 19 for defined terms.

File # 82-5097

AQUARIUS PLATINUM LIMITED
ARBN 087 577 893

Notice under Section 708AA(2)(f) of the Corporations Act 2001 (Cth)

Aquarius Platinum Limited (ARBN 087 577 893) (the **Company**) gives this notice pursuant to section 708AA(2)(f) of the Corporations Act 2001 (Cth) (**Corporations Act**) as notionally modified by Australian Securities and Investments Commission Class Order 08/35 (**CO 08/35**).

The Company has announced a pro rata renounceable rights issue on the basis of 1 new fully paid common share in the capital of the Company (**New Common Shares**) for every 9 common shares (**Rights Issue**).

The Company provides the following information:

(a) The Company will offer the New Common Shares for issue without disclosure to investors under Part 6D.2 of the Corporations Act.

(b) The Company is providing this notice under section 708AA(2)(f) of the Corporations Act as notionally modified by CO 08/35.

(c) As at the date of this notice, the Company has complied with:

(i) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii) section 674 of the Corporations Act.

(d) As at the date of this notice, there is no information:

(i) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(ii) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

A. the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

B. the rights and liabilities attaching to the New Common Shares.

(e) Based on the underwriting commitment of Merrill Lynch International and Euroz Securities Limited, upon completion of the Rights Issue the shareholding interest of Merrill Lynch International may be up to 4% and the shareholding interest of Euroz Securities Limited may be up to 4%. The final shareholding interest of Merrill Lynch International and Euroz Securities Limited will depend upon the degree to which shareholders take up their entitlements and the outcome of efforts made to procure subscribers for any New Common Shares which are not taken up by shareholders. To the extent that a shareholder does not take up their entitlement, the shareholding interest of that shareholder in the Company will be diluted.

Signed for Aquarius Platinum Limited by



Willi Boehm
Company Secretary

Legal\109069568.1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Aquarius Platinum Limited

ACN

087 577 893

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid common shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,330,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid common shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$A3.75 per share. £1.80 per share, ZAR24.77 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used for the repayment of a bridging loan, for capital expenditure on the Everest mine and capital and operating requirements in relation to a possible acquisition and for working capital and ongoing operations
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 May 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	373,425,634	Fully paid common shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	616,128	Unlisted options expiring 11/06/11
		209,865	Unlisted options expiring 11/10/11
		334,202	Unlisted options expiring 02/11/11
		240,108	Unlisted options expiring 26/05/11
		280,002	Unlisted options expiring 21/11/13

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Renounceable
13	Ratio in which the +securities will be offered	1 for 9
14	+Class of +securities to which the offer relates	Common shares
15	+Record date to determine entitlements	9 April 2009 for shareholders holding shares on the Australian share register 1 April 2009 for shareholders holding shares on the UK share register 9 April 2009 for shareholders holding shares on the South African share register
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Entitlements rounded down to the nearest whole number

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Shareholders with a registered address, or who are resident in, the United States, Canada and Japan
19	Closing date for receipt of acceptances or renunciations	29 April 2009

+ See chapter 19 for defined terms.

20	Names of any underwriters	Merrill Lynch International Euroz Securities Limited
21	Amount of any underwriting fee or commission	Merrill Lynch International and Euroz Securities Limited shall be paid a commission of 4% on the aggregate value of the issue price of the number of underwritten shares, apportioned between them in proportion to their underwriting commitment (with an additional 1% discretionary fee)
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Offer document and Entitlement Form are expected to be despatched on 15 April 2009
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	27 March 2009
28	Date rights trading will begin (if applicable)	3 April 2009
29	Date rights trading will end (if applicable)	22 April 2009 for shareholders holding shares on the Australian share register 29 April 2009 for shareholders holding shares on the UK share register 20 April 2009 for shareholders holding shares on the South African share register
30	How do +security holders sell their entitlements *in full* through a broker?	Complete section marked 'Instructions to your Stockbroker' on Entitlement and Acceptance Form and lodge with broker

+ See chapter 19 for defined terms.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Complete section marked 'Instructions to your Stockbroker' on Entitlement and Acceptance Form for rights to be sold on the ASX and lodge with broker, and complete and return the Entitlement and Acceptance Form for the balance
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Complete standard renunciation form and Entitlement and Acceptance Form (to be completed by the transferor and transferee) and return to the Company's Share Registry
33	+Despatch date	6 May 2009

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents N/A

35 [N/A] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [N/A] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [N/A] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 27 March 2009
(Company Secretary)

Print name: Willi Boehm

== == == == ==

+ See chapter 19 for defined terms.

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT SUBSCRIBE FOR OR PURCHASE ANY SHARES OR RIGHTS REFERRED TO IN THIS ANNOUNCEMENT PURSUANT TO THE RIGHTS ISSUE EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS TO BE PUBLISHED BY AQUARIUS PLATINUM LIMITED IN CONNECTION WITH THE PROPOSED RIGHTS ISSUE. COPIES OF THE PROSPECTUS WILL, FOLLOWING PUBLICATION, BE AVAILABLE FROM THE COMPANY'S REGISTERED OFFICE DURING NORMAL BUSINESS HOURS.

26 March 2009

Aquarius Platinum Limited announces result of Placing and terms of Rights Issue

Further to the announcement earlier today, Aquarius Platinum Limited ("**Aquarius**" or the "**Company**") is pleased to announce the successful completion of the placing announced earlier today (the **"Placing"**), subject, amongst other things, to admission to secondary listing of the Placing Shares on the Official List of the UKLA (expected to occur on 31 March 2009).

A total of 46,330,000 new common shares of 5 US cents each in the Company (the "**Placing Shares**") have been placed by Merrill Lynch International and Euroz Securities Limited at a price of 180 pence, or AUD3.75 per Placing Share (the "**Placing Price**"), raising gross proceeds of approximately £83.4 million. The Placing Shares being issued represent approximately 14.2 per cent. of Aquarius' issued ordinary share capital prior to the Placing.

Such new shares will rank *pari passu* with the existing common shares of 5 US cents each in the capital of the Company, including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue of the Placing Shares and will also be entitled to participate in the Rights Issue (referred to below).

Application will be made to ASX for quotation of the Placing Shares on ASX. It is expected that dealings on ASX in the Placing Shares will commence at 10.00 a.m. (AWST) on 2 April 2009.

Application will be made to the UK Listing Authority and to the London Stock Exchange for the Placing Shares to be admitted to a secondary listing on the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, respectively. It is expected that admission of the Placing Shares will become

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

effective and that dealings on the London Stock Exchange in the Placing Shares will commence at 8.00 a.m. (London time) on 31 March 2009.

Rights Issue

Further to the announcement earlier today, Aquarius is pleased to announce a fully underwritten 1 for 9 Rights Issue to raise gross proceeds of approximately £47.7 million, through the issue of 41,491,737 new common shares (the "**Rights Issue Shares**"), representing 10.0 per cent. of the enlarged issued ordinary share capital of Aquarius, at a price of 115 pence per new common share (the "**Rights Issue**").

The Rights Issue Shares will, when issued and fully paid, rank pari passu with the existing common shares of 5 US cents each in the capital of the Company, including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue of the Rights Issue Shares.

Under the Rights Issue, the Company proposes to offer Rights Issue Shares at AUD2.39 per Existing Share to all Qualifying Australian Shareholders (other than, subject to certain exceptions, Restricted Shareholders), 115 pence per Existing Share to all Qualifying UK Shareholders (other than, subject to certain exceptions, Restricted Shareholders) and ZAR15.83 per Existing Share to all Qualifying South African Shareholders (other than, subject to certain exceptions, Restricted Shareholders), (the "**Issue Price**") on the basis of 1 Rights Issue Share for every 9 existing shares that each Qualifying Shareholder holds at the close of business on the Applicable Record Date.

The Issue Price for Qualifying Australian Shareholders of AUD2.39 per Rights Issue Share represents a 36.1 per cent. discount to the Placing Price of AUD3.75 per share on 26 March 2009 and a 33.7 per cent. discount to the theoretical ex-rights price based on the Placing Price.

The Issue Price for Qualifying UK Shareholders of 115 pence per Rights Issue Share represents a 36.1 per cent. discount to the Placing Price of 180 pence per share on 26 March 2009 and a 33.7 per cent. discount to the theoretical ex-rights price based on the Placing Price.

The Issue Price for Qualifying South African Shareholders of ZAR15.83 per Rights Issue Share represents a 36.1 per cent. discount to the equivalent Placing Price of ZAR24.77 per share on 26 March 2009 and a 33.7 per cent. discount to the theoretical ex-rights price based on the Placing Price.

The Rights Issue is fully underwritten by Merrill Lynch International, Global Coordinator and Bookrunner and Euroz Securities Limited, Co-Lead Manager and is subject to the satisfaction or waiver of certain customary conditions, including the admission of the Rights Issue Shares (nil paid) to secondary listing on the Official List of the UKLA and to trading on the main market for listed securities of the London Stock Exchange ("**UK Admission**").

A prospectus, prepared in accordance with the Prospectus Rules of the UK Listing Authority, concerning the Rights Issue will be sent to shareholders. Further details of the Rights Issue are set out in the Prospectus, which will also be made available on Aquarius' website www.aquariusplatinum.com in due course.

Further Information on the Rights Issue

Application will be made to ASX for quotation of the Rights Issue Shares. It is expected that trading in the rights on ASX will commence at 10.00 a.m. (AWST) on 3 April 2009.

Application will be made to the UK Listing Authority and to the London Stock Exchange for UK Admission of the Rights Issue Shares. It is expected that UK Admission will become effective and that dealings on the London Stock Exchange in the Rights Issue Shares (nil paid) will commence at 8.00 a.m. (London time) on 3 April 2009.

Application will be made to the JSE for the Rights Issue Shares to be admitted to listing and trading on the Main Board of the JSE. It is expected that trading in rights will commence at 9.00 a.m. (CAT) on 3 April 2009.

Additional information

This announcement should be read in conjunction with the announcement of the placing and proposed rights issue released earlier today. Defined terms used in that announcement shall have the same meaning(s) when used in this announcement,

Contacts

Aquarius Platinum Limited

Stuart Murray, CEO	+27 11 455 2050
Willi Boehm, Company Secretary	+61 8 9367 5211
Nicholas Bias, IR	+41 79 888 1642

Merrill Lynch International

Andrew Osborne	+44 20 7628 1000
Rupert Hume-Kendall	+44 20 7628 1000

Euroz Securities Limited

Doug Young	+61 8 9488 1400

The statements contained in this announcement that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of risks and uncertainties, may of which are beyond Aquarius' control and all of which are based on Aquarius' current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimate", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In addition, from time to time, Aquarius or its representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of an authorised executive officer of Aquarius. These forward-looking statements and other statements contained in this document and the information incorporated by reference into this document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Aquarius Group. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or

implied in such forward-looking statements. Please refer to "Risk Factors" set out in Appendix II to the announcement published this morning announcing the placing and a proposed rights issue for further information in this regard.

The forward-looking statements contained in this document speak only as of the date of this document and neither Aquarius nor Merrill Lynch nor Euroz undertakes any duty to, and will not necessarily, release publicly and updates or revisions to any forward-looking statements contained here to reflect any change in Aquarius' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law, the Australian Corporations Act, the ASX Listing Rules, the Prospectus Rules, the UK Listing Rules and the Disclosure and Transparency Rules, JSE Listing Requirements and the South African Companies Act.

This announcement is for information purposes only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Aquarius.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch, Euroz or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.

Both Merrill Lynch and Euroz are acting exclusively for Aquarius and for no-one else in connection with the Placing and Proposed Rights Issue, and will not regard any other person as a client in relation to the Placing or the Proposed Rights issue and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of either Merrill Lynch or Euroz nor for providing advice in relation to the Placing or Proposed Rights Issue or any other matter referred to in this announcement (including the Appendices).

The distribution of this announcement and the offering of the Placing Shares and the Rights Issue Shares (together, the "**Shares**") in certain jurisdictions may be restricted by law. No action has been taken by Aquarius or Merrill Lynch or Euroz that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Aquarius, Merrill Lynch and Euroz to inform themselves about, and to observe such restrictions.

The price of shares and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the Shares.

This announcement is not a prospectus for the purposes of the Australian Corporations Act and may not contain all of the information that an Australian investor may find in a prospectus prepared in accordance with the Australian Corporations Act which may be required in order to make an informed investment decision regarding, or about the rights attaching to, Placing Shares. As no prospectus will be lodged with the Australian

Securities & Investments Commission ("**ASIC**") or otherwise prepared in accordance with the Australian Corporations Act in respect of the Placing, the Placing Shares will only be offered or issued to persons in Australia to whom an offer of shares for issue may be made without a prospectus under Part 6D.2 of the Australian Corporations Act or to persons outside Australia in accordance with the laws of any other applicable jurisdiction. If you are located in Australia, you confirm and warrant that you are a person to whom an offer of securities may be made under section 708(8) or 708(11) of the Australian Corporations Act such that any offer or invitation to you does not require a prospectus or other form of disclosure document under the Australian Corporations Act and you agree that you will not offer to sell the Placing Shares to any person that is not a sophisticated or professional investor under section 708(8) or 708(11) of the Australian Corporations Act until the day after a notice is lodged by the Company with ASX that complies with subsections 708A(5)(e) and (6) of the Australian Corporations Act.

This announcement is not a prospectus for the purposes of the New Zealand Securities Act 1978 (NZ) and may not contain all of the information that a New Zealand investor may find in a prospectus prepared in accordance with the New Zealand Securities Act 1978 (NZ) which may be required in order to make an informed investment decision regarding, or about the rights attaching to, Shares. As no prospectus will be lodged with the New Zealand Companies Office or otherwise prepared in accordance with New Zealand law in respect of the Placing or Rights Issue, the Shares will only be offered or issued to persons in New Zealand to whom an offer of shares for issue may be made without a prospectus under the New Zealand Securities Act 1978 (NZ) or to persons outside New Zealand in accordance with the laws of any other applicable jurisdiction. If you are located in New Zealand, you confirm and warrant that you are a person to whom an offer of securities may be made under section 3(2)(ii) of the New Zealand Securities Act 1978 (NZ) such that any offer or invitation to you does not require a prospectus or other form of disclosure document under the New Zealand Securities Act 1978 (NZ) and you acknowledge that any Shares allotted to you are not being allotted with a view to them being offered for sale to the public in New Zealand and further warrant that if in the future you elect to directly or indirectly sell or offer any of the Shares allotted to you, you undertake not to do so in a manner which will, or is likely to, result in a contravention of the New Zealand Securities Act 1978 (NZ) or may result in the Company or the Bookrunner or Co-Lead Manger incurring liability.

This announcement is not for distribution directly or indirectly in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia), Canada or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute or form part of an offer or solicitation to purchase or subscribe for shares in the capital of Aquarius in the United States, Canada or Japan or any jurisdiction in which such an offer or solicitation is unlawful. In particular, the Shares referred to in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "**Securities Act**") or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act. Subject to exceptions, the Shares referred to in this announcement are being offered and sold only outside the United States in accordance with Regulation S under the Securities Act. No public offering of securities of Aquarius will be made in the United States.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by Investments Commission or the Japanese Ministry of Finance; and the Shares have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada or Japan. Accordingly, the Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada or Japan.

This announcement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("**DFSA**"). This announcement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this announcement nor taken steps to verify the information set forth herein and has no responsibility for this announcement.

This announcement does not constitute a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the SWX Swiss Exchange. The Shares will not be listed on the SWX Swiss Exchange and, therefore, this announcement does not comply with the disclosure standards of the Listing Rules of the SWX Swiss Exchange. Accordingly, the Shares may not be offered to the public in or from Switzerland, except to a selected and limited group of investors, who do not subscribe the Shares with a view to distribution to the public.

Neither the content of Aquarius' website nor any website accessible by hyperlinks on Aquarius' website is incorporated in, or forms part of, this announcement.

APPENDIX I

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN AUSTRALIA

Each of the times and dates in the table below is indicative only and may be subject to change.

	2009
Suspension of removals of Common Shares from the Australian Share Register begins	26 March
Placing and Rights Issue announcement (and Rights Issue Cleansing Notice and Appendix 3B lodged with ASX)	27 March
Prospectus/offer document lodged with ASX	30 March
Existing Shares quoted on an ''ex-rights'' basis on ASX	10.00 a.m. on 3 April
Trading in Nil Paid Rights commences on ASX	10.00 a.m. on 3 April
Australia Record Date for entitlement under the Rights Issue for Qualifying Australian Shareholders	Close of business on 9 April
Despatch of this document and Entitlement and Acceptance Form to Qualifying Australian Shareholders	15 April
Expected date of publication of supplementary prospectus containing Aquarius' consolidated financial statements for the quarter ended 31 March 2009	4.15 p.m. on 21 April
Trading in Nil Paid Rights ends on ASX	22 April
Rights Issue Shares quoted on ASX on a deferred settlement basis	10.00 a.m. on 23 April
Latest time and date for acceptance and payment in full in Australia in respect of the Rights Issue	5.00 p.m. on 29 April
Issue date of New Common Shares, deferred settlement trading ends and allotment confirmations confirming the issue of New Common Shares despatched	4.15 p.m. on 6 May
Trading in Rights Issue Shares commence on ASX	10.00 a.m. on 7 May
Suspension of removals of Common Shares from the Australian Share Register ends	10.00 a.m. on 7 May

Notes:

(1) Each of the times and dates set out in the expected timetable of principal events above and mentioned throughout this document may be adjusted by Aquarius in consultation with Merrill Lynch International and Euroz, as co-underwriters, in which event details of the new times and dates will be notified to the ASX, UK Listing Authority, the London Stock Exchange (through a Regulatory Information Service), the JSE and, where appropriate, Qualifying Shareholders.

(2) References to times in this timetable are to AWST unless otherwise stated.

APPENDIX II

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN THE UK

Each of the times and dates in the table below is indicative only and may be subject to change.

	2009
Suspension of removals of Common Shares from the UK Share Register	26 March
Placing and Rights Issue announcement	26 March
Placing Shares Admission	8.00 a.m. on 31 March
Dealings in Placing Shares, fully paid, commence on London Stock Exchange	8.00 a.m. on 31 March
UK Record Date for entitlement under the Rights Issue for Qualifying UK Shareholders	Close of business 31 March
UK Admission and start of rights offer period in the UK	8.00 a.m. on 3 April
Dealings in Nil Paid Rights commence on the London Stock Exchange	8.00 a.m. on 3 April
Existing Shares marked "ex-rights" by the London Stock Exchange	8.00 a.m. on 3 April
Expected date of publication of supplementary prospectus containing Aquarius' consolidated financial statements for quarter ended 31 March 2009	5.15 a.m. on 21 April
Last day for acceptance and payment through CREST from Qualifying DI Holders	11.00 a.m. on 29 April
Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters in the UK	11.00 a.m. on 29 April
Dealings in Rights Issue Shares, fully paid, commence on the London Stock Exchange	by 8.00 a.m. on 30 April
CREST stock accounts credited with New Depositary Interests	8.00 a.m. on 1 May
Suspension of removals of Common Shares from the UK Share Register ends	8.00 a.m. 7 May

Notes:

(1) Each of the times and dates set out in the expected timetable of principal events above and mentioned throughout this document may be adjusted by Aquarius in consultation with Merrill Lynch International and Euroz, as co-underwriters in which event details of the new times and dates will be notified to the ASX, UK Listing Authority, the London Stock Exchange (through a Regulatory Information Service), the JSE and, where appropriate, Qualifying Shareholders.

(2) References to times in this timetable are to London Time unless otherwise stated.

APPENDIX III

EXPECTED TIMETABLE OF PRINCIPAL EVENTS IN SOUTH AFRICA

Each of the times and dates in the table below is indicative only and may be subject to change.

	2009
Suspension of removals of Common Shares from the South African Share Register begins	26 March
Placing and Rights Issue announcement	26 March
Last day to trade Common Shares on the JSE to qualify to participate in the Rights Issue	5.00 p.m. on 2 April
Listing and trading of Letters of Allocation on the JSE, commencement of trading of Existing Shares (ex-rights) on the JSE	9.00 a.m. on 3 April
South African Record Date	Close of business 9 April
Dealings in Nil Paid Rights commences on the JSE	9.00 a.m. on 14 April
Last day for Qualifying South African Shareholders who hold Common Shares in certificated form to lodge Form of Instruction with the South African Registrar in respect of the sale of their Nil Paid Rights	12.00 noon on 17 April
Last day to trade Letters of Allocation on the JSE to participate in the Rights Issue	4.00 p.m. on 20 April
Expected date of publication of supplementary prospectus containing Aquarius' consolidated financial statements for the quarter ended 31 March 2009	7.15 a.m. on 21 April
Dealings in Rights Issue Shares commences on the JSE	9.00 a.m. on 21 April
Record date for Letters of Allocation in South Africa	Close of business on 29 April
Rights Issue closes in South Africa and payment to be made and Form of Instruction lodged by Qualifying South African Shareholders who hold New Common Shares in certificated form with the South African Transfer Secretaries other than in respect of the sale of their Nil Paid Rights	12.00 noon on 29 April
CSDP/Broker accounts credited with Rights Issue Shares and debited with any payments due in respect of Dematerialised Shares	9.00 a.m. on 30 April
Suspension of removals of Common Shares from the South African Register ends	9.00 a.m. on 7 May

Notes:
(1) Where required, changes will be published on SENS.
(2) References to times in this timetable are to CAT, unless otherwise stated.

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 March 2009

POSSIBLE RECOMMENDED ALL SHARE OFFER
for
Ridge Mining plc ("Ridge")
by
Aquarius Platinum Limited ("Aquarius")

Highlights

- Possible recommended all share offer by Aquarius for Ridge at an exchange ratio of 1 Aquarius share for every 2.75 Ridge shares, subject to possible adjustment to reflect potential dilution arising from the Aquarius Equity Capital Raising.

- At an exchange ratio of 1 Aquarius Share for every 2.75 Ridge Shares, values Ridge's issued share capital at approximately £63 million (based on 184.0 pence per Aquarius Share, being the closing price on the London Stock Exchange on 25 March 2009, the last practicable date prior to this announcement).

- Compelling strategic and commercial rationale for a combination of Aquarius and Ridge.

- Aquarius has received irrevocable undertakings to vote in favour of the Acquisition and the Scheme in respect of, in aggregate, 12.7 per cent. of Ridge's issued ordinary share capital from the Ridge Directors and Blackrock Investment Management (UK) Ltd..

- Anticipated that an offer will be made following successful closing of the Aquarius Equity Capital Raising announced today.

Commenting on the proposed transaction, Stuart Murray, CEO of Aquarius, said: *"Since announcing the Ridge transaction in February 2009, our transaction team has undertaken confirmatory due diligence to reaffirm the attractive prospects for Ridge. We remain confident that the proposed*

transaction represents a desirable outcome for both companies and an important step in the development of Aquarius and indeed consolidation of the industry.

Ridge will further diversify our portfolio, increase our resource base, add new production ounces and longevity to our production profile, while adding optionality with the Sheba's Ridge project.

As we have grown closer to Ridge, more than ever we can see that it makes sense to combine our 10 years' experience of operating shallow, mechanised underground mines with that of Ridge's management from the construction of the Blue Ridge Mine, to provide a stronger future for all under Aquarius."

Terence Wilkinson, CEO of Ridge, added: *"The proposed combination offers Ridge Shareholders the opportunity to retain the upside potential contained within our projects whilst reducing the risk inherent in a single early stage operation in a difficult economic environment."*

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the Code and shareholders are advised that, even if the Pre-Conditions are satisfied or waived, there can be no certainty under the Code that any offer to acquire Ridge Shares will be made. However, pursuant to the Implementation Agreement the parties expect to sign, Aquarius and Ridge expect to agree between themselves, subject to certain terms and conditions typical for such a transaction, to proceed with the Acquisition if the Pre-Conditions are satisfied or waived.

For clarity, Aquarius reserves the right to waive the Pre-Conditions at any time. In addition, Aquarius reserves the right, if the Pre-Conditions are not satisfied or waived, not to make an offer for Ridge.

Summary

The Boards of Aquarius and Ridge are pleased to announce their agreement on the terms of a possible recommended all share offer by Aquarius for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Aquarius share for every 2.75 Ridge Shares, subject to possible adjustment to reflect potential dilution arising from the Aquarius Equity Capital Raising.

Aquarius has today announced that it will pursue an Equity Capital Raising and a Convertible Bond Issue to meet its own funding requirements including those for the integration of Ridge. It is

envisaged that US$233 million to US$249 million will be raised, and that the Equity Capital Raising and Convertible Bond Issue will complete in May 2009.

To the extent that the theoretical ex-rights and placing price of the Aquarius Shares, calculated on a basis agreed between the parties to take into account the final terms of the Equity Capital Raising, is more than 8 per cent. below the 5 day VWAP measured on the LSE at the close of business on 25 March 2009, the parties will agree an adjustment to the exchange ratio of three-quarters of the percentage change, and the final ratio is anticipated to be published on Friday 27 March 2009.

Strategic and commercial rationale

Aquarius believes that there is compelling strategic and commercial rationale for a combination with Ridge:

- diversification of the Aquarius portfolio and corresponding decrease in single project risk for Ridge;
- significant expansion of reserve and resource base;
- short-term increase in attributable production with the commissioning of the Blue Ridge Mine;
- enhanced Aquarius mine-life profile through the Blue Ridge Mine;
- the Blue Ridge Mine is a well executed small project and would be a complementary fit with the Aquarius portfolio;
- opportunities to reduce overhead costs with combined administrative and technical functions;
- added optionality through the Sheba's Ridge project;
- combined leverage of mining and processing skills;
- strengthened position amongst peers operating on the Bushveld; and
- some small synergies between combined operations, noticeably through sharing of skills and procurement.

Transaction pricing, Pre-Conditions and Scheme of Arrangement

At an exchange ratio of 1 Aquarius Share for every 2.75 Ridge Shares the implied price of 66.9 pence per Ridge Share (based on 184.0 pence per Aquarius Share, being the closing price on the London Stock Exchange on 25 March 2009, the last practicable date prior to this announcement) represents a premium of approximately 112.4 per cent. to the closing mid-market price of 31.5 pence per Ridge Share on 11 February 2009, being the last business day before the announcement by Ridge that it was in discussions with Aquarius regarding a possible offer for the Company; and a premium of

approximately 67.7 per cent. to the average closing mid-market price of 39.9 pence per Ridge Share for the six months to and including 11 February 2009, being the last business day before the announcement by Ridge that it was in discussions with Aquarius regarding a possible offer for the Company.

The Acquisition is expected to be subject to the satisfaction or waiver on or before 15 May 2009 of the Pre-Conditions set out in full in Appendix I. Aquarius and Ridge expect to enter into an Implementation Agreement prior to 7.00am GMT on 27 March 2009, pursuant to which Aquarius would agree to announce a firm intention to make the Acquisition (subject to typical terms and conditions for such a transaction), pursuant to Rule 2.5 of the Code, if the Pre-Conditions are satisfied or waived by 15 May 2009.

Subject to the satisfaction or waiver of the Pre-Conditions, it is anticipated that the Acquisition would be implemented by way of a Scheme of Arrangement under Part 26 of the 2006 Act. The Scheme would be put to Ridge Shareholders at the Court Meeting and at the General Meeting, which will be convened in due course. The Scheme Document would be posted to Ridge Shareholders within 21 days of satisfaction or waiver of the Pre-Conditions.

The Independent Ridge Directors, who have been so advised by RBC Capital Markets, consider the terms of the Acquisition to be fair and reasonable, so far as Ridge Shareholders are concerned. In providing their advice, RBC Capital Markets has taken into account the commercial assessments of the Independent Ridge Directors. Accordingly, the Independent Ridge Directors have unanimously agreed to recommend that Ridge Shareholders vote in favour of the Scheme at the Court Meeting and General Meeting to be convened in relation to the Acquisition.

This summary should be read in conjunction with, and is subject to, the full text of this announcement and the Appendices hereto. Appendix I sets out the Pre-Conditions to which the Acquisition is expected to be subject. Appendix II contains further details of the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this summary and in this announcement.

Lazard and Rand Merchant Bank are acting as joint financial advisers to Aquarius. Merrill Lynch is providing corporate broking advice to Aquarius in the UK and Euroz Securities are acting as corporate broker to Aquarius in Australia. RBC Capital Markets is acting as sole financial adviser and corporate broker to Ridge.

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Rand Merchant Bank
Peter Hayward-Butt or Carel Vosloo
Tel: 27 (0)11 282 8000

Lazard
Peter Kiernan, Spiro Youakim or Chris Seherr-Thoss
Tel:+44 (0)20 7187 2000

Merrill Lynch
Andrew Osborne or Will Smith
Tel:+44 (0)20 7628 1000

Euroz Securities
Doug Young
Tel:+ 61 (0)8 9488 1400

Ridge
Francis Johnstone (Commercial Director)
Tel: +44 (0)20 7379 1474

RBC Capital Markets, financial adviser & nominated adviser to Ridge
Martin Eales or Patrick Meier
Tel: +44 (0)20 7029 7881

Conduit PR
Charlie Geller or Gareth Tredway
Tel: +44 (0)20 7429 6604

This announcement is not for distribution, directly or indirectly in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

RMB is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RMB or providing advice in relation to the matters referred to in this announcement.

Lazard is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections

afforded to clients of Lazard or providing advice in relation to the matters referred to in this announcement.

RBC Capital Markets is acting exclusively for Ridge and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RBC Capital Markets or providing advice in relation to the matters referred to in this announcement.

Merrill Lynch is acting exclusively for Aquarius and no one else and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of Merrill Lynch or providing advice in relation to any of the matters referred to in this announcement.

Euroz Securities is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Euroz Securities or providing advice in relation to the matters referred to in this announcement.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. *or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.*

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward looking statements

This announcement contains certain "forward-looking statements" with respect to the parties' objectives and future performance, including statements relating to expected benefits associated with the transaction contemplated herein. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "will", "expects / expected", "believes", "intends", "plans", "targets", "goal" or "estimates".

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals required for the consummation of the transaction that may require acceptance of conditions with potential adverse impacts; risk involving the parties' ability to realise expected benefits associated with the transaction; the success of Ridge's Blue Ridge Mine; and macroeconomic conditions generally affecting the South African mining industry.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 March 2009

POSSIBLE RECOMMENDED ALL SHARE OFFER

for

Ridge Mining plc ("Ridge")

by

Aquarius Platinum Limited ("Aquarius")

1 Introduction

On 12 and 13 February 2009 Aquarius Platinum Limited ("Aquarius") and Ridge Mining plc ("Ridge") made announcements confirming that they had been in discussions regarding a possible all share offer by Aquarius for Ridge. The Directors of Aquarius and Ridge are now pleased to announce that they expect to sign an implementation agreement in connection with the Acquisition ("Implementation Agreement") prior to 7.00am GMT on 27 March 2009. Under the terms of the Implementation Agreement, and subject only to the satisfaction or waiver of the Pre-Conditions, Aquarius would agree to make an all share offer for the entire issued share capital of Ridge at an exchange ratio of 1 Aquarius share for every 2.75 Ridge shares in issue, subject to possible adjustment to reflect potential dilution arising from the Aquarius Equity Capital Raising.

The Pre-Conditions to which the Acquisition is expected to be subject are set out in Appendix I. The sources and bases of information contained in this announcement are set out in Appendix II. The definitions of certain expressions used in this announcement are contained in Appendix III. Further information on Aquarius is set out in paragraph 12 of this announcement.

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the Code and shareholders are advised that, even if the Pre-Conditions are satisfied or waived, there can be no certainty under the Code that any offer to acquire Ridge Shares will be made. However, pursuant to the Implementation Agreement the parties expect to sign, Aquarius and Ridge expect to agree between themselves, subject to certain terms and

conditions typical for such a transaction, to proceed with the Acquisition if the Pre-Conditions are satisfied or waived.

For clarity, Aquarius reserves the right to waive the Pre-Conditions at any time. In addition, Aquarius reserves the right, if the Pre-Conditions are not satisfied or waived, not to make an offer for Ridge.

2 The Acquisition

Under the terms of the Scheme, which is expected to be subject to satisfaction or waiver of the Pre-Conditions and will be subject to the full terms and conditions to be set out in the Scheme Document, Ridge Shareholders holding Ridge Shares at the Scheme Record Date will receive:

for every 2.75 Ridge Shares 1 New Aquarius Share

To the extent that the theoretical ex-rights and placing price of the Aquarius Shares, calculated on a basis agreed between the parties to take into account the final terms of the Equity Capital Raising, is more than 8 per cent. below the 5 day VWAP measured on the LSE at the close of business on 25 March 2009, the parties will agree an adjustment to the exchange ratio of three-quarters of the percentage change, and the final ratio is anticipated to be published on Friday 27 March 2009.

At an exchange ratio of 1 Aquarius Share for every 2.75 Ridge Shares the terms of the Acquisition value the entire existing issued and to be issued ordinary share capital of Ridge at approximately £63 million. This represents an implied price of 66.9 pence for each Ridge Share, based on 184.0 pence per Aquarius Share, being the closing price on the London Stock Exchange on 25 March 2009, the last practicable date prior to this announcement.

The implied price of 66.9 pence per Ridge Share represents:

- a premium of approximately 112.4 per cent. to the closing mid-market price of 31.5 pence per Ridge Share on 11 February 2009, being the last Business Day before the announcement by Ridge that it was in discussions with Aquarius regarding a possible offer for the Company; and

- a premium of approximately 67.7 per cent. to the average closing mid-market price of 39.9 pence per Ridge share for the six months to and including 11 February 2009, being the last Business Day before the announcement by Ridge that it was in discussions with Aquarius regarding a possible offer for the Company.

Existing Aquarius Shareholders will own approximately 90.6 per cent. of the issued share capital of Aquarius as enlarged by the Acquisition, excluding the impact of the Equity Capital Raising and the Convertible Issue. The Ridge Shareholders will own approximately 9.4 per cent. of the enlarged issued share capital, excluding the impact of the Equity Capital Raising and the Convertible Issue.

3 Background to and reasons for the Acquisition

Aquarius believes there is compelling strategic and commercial rationale for a combination with Ridge as it would:

- leverage the combined expertise in shallow low-cost mining;
- improve production diversification of the combined entity;
- enhance Aquarius' operating cost structure and mine life profile;
- reduce overhead costs within administrative and technical functions; and
- increase Aquarius' critical mass and improve its competitive positioning in the PGM industry.

The Acquisition would result in an improved production profile for Aquarius. It is anticipated that Ridge's Blue Ridge Mine will produce approximately 75,000 PGM ounces (50 per cent. attributable to Ridge) in the 2009 calendar year, ramping up to steady-state production of approximately 125,000 PGM ounces by 2011 (50 per cent. attributable to Ridge). Given the strike length and depth of the Blue Ridge orebody, Aquarius believes that the combined group will be in a stronger position to increase the production levels in the medium term above the current mine plan.

Furthermore, the acquisition of Ridge would significantly expand Aquarius' reserve and resource base. On a pro forma attributable basis, the proven and probable reserves for Aquarius would increase 61 per cent. from 8.7 million PGM ounces to 14.0 million PGM ounces, and the measured, indicated and inferred resources by 12.5 per cent. from 106.6 million ounces to 119.9 million ounces respectively[1]. The enlarged resource base could provide an option for further exploration and possibly organic growth, notably from Ridge's Sheba's Ridge exploration project.

[1] *Includes exploration properties for Aquarius and the attributable ounces from Sheba's Ridge for Ridge (39% attributable to Ridge).*

4 Background to and reasons for the recommendation

The current turbulence within the financial markets has proven challenging for early stage mining opportunities. The proposed combination offers Ridge Shareholders the opportunity to retain the upside potential contained within Ridge's projects and at the same time reduces the risk inherent in a single early stage operation in a difficult economic environment. The combined group will have a more robust capital structure that will enable shareholders to benefit from the development opportunities embedded within Ridge, in particular the development of the Sheba's Ridge mining asset and the right to acquire an additional 22.5 per cent. stake from Anglo Platinum on the Ridge Board deciding to progress with the development of a mine at Sheba's Ridge.

5 Recommendation

The Independent Ridge Directors, who have been so advised by RBC Capital Markets, consider the terms of the Acquisition to be fair and reasonable. In providing its advice to the Independent Ridge Directors, RBC Capital Markets has taken into account the commercial assessments of the Independent Ridge Directors.

Accordingly, the Independent Ridge Directors have unanimously agreed to recommend that Ridge Shareholders vote in favour of the Scheme at the Court Meeting and General Meeting to be convened in relation to the Acquisition.

6 Irrevocable undertakings

Ridge Directors have irrevocably undertaken to vote their entire holdings of Ridge Shares (being, in aggregate 1,540,017 Ridge Shares which represent approximately 1.7 per cent. of the existing issued ordinary share capital of Ridge) in favour of the Acquisition and the Scheme at the Court Meeting and the General Meeting. The Ridge Directors have also undertaken that, if following this announcement, Aquarius decides to implement the Acquisition by means of an Offer instead of by way of the Scheme, they will accept such Offer in respect of their entire holdings of Ridge Shares. The irrevocable undertakings given by the Ridge Directors will lapse if the Implementation Agreement is terminated or if the Scheme does not become effective, lapses or is withdrawn.

Aquarius has also received an irrevocable undertaking to vote in favour of the Acquisition and the Scheme in respect of, in aggregate, 11.0 per cent. of Ridge's issued ordinary share capital. This irrevocable undertaking relates to 10,120,000 Ridge Shares held by funds or entities managed or

advised by Blackrock Investment Management (UK) Ltd.. The irrevocable undertaking will lapse if a press announcement pursuant to Rule 2.5 of the Code in relation to Aquarius' firm intention to proceed with the Acquisition is not released by 15 May 2009, or if the Scheme does not become effective, lapses or is withdrawn. In addition, this irrevocable undertaking by Blackrock Investment Management (UK) Ltd. will lapse on 31 October 2009 or if a higher competing offer is made by a third party.

7 Aquarius' intentions regarding the business of Ridge

Aquarius has, in only a decade, grown from a fledgling developer of platinum within the Bushveld Complex in South Africa to a mid-tier platinum producer with interests in six operating assets.

The acquisition of Ridge will build on the successful transformation of Aquarius into the fourth largest low cost platinum producer in the Bushveld Complex. Ridge's flagship Blue Ridge Mine is entering production in 2009 and will further diversify Aquarius' portfolio, increase its resource base, add new production ounces and longevity to its production profile, and add significant optionality with the Sheba's Ridge exploration property.

There is a compelling rationale for the Acquisition for both shareholder groups, as it combines Aquarius' 10 years' experience of operating shallow, mechanised underground mines with that of Ridge's management from the construction of the Blue Ridge Mine to provide a stronger future for both Ridge and Aquarius Shareholders.

It is Aquarius' intention to manage the Ridge operations in a cost effective manner, extracting maximum value for shareholders and to leverage the combined knowledge base of both companies as it brings the Blue Ridge Mine to full production and develops the future growth of the combined group through the development of Sheba's Ridge.

8 Aquarius Equity Capital Raising and Convertible Bond Issue

Aquarius has today announced an Equity Capital Raising and Convertible Bond Issue to meet the funding requirements of both Aquarius and Ridge. It is envisaged that US$233 million to US$249 million will be raised, and the Equity Capital Raising and Convertible Bond Issue are expected to complete in May 2009. Further information on the proposed Equity Capital Raising and the Convertible Bond Issue is set out in that announcement and will be set out in the Equity Capital Raising Prospectus, which will be published shortly and will be available on the Aquarius website.

9 Management, employees and locations

Aquarius recognises the strong contribution made by Ridge's management and employees to the development of Ridge, including their achievements in bringing the Blue Ridge mine into production, which is expected in the first half of 2009.

The Board of Aquarius has given the Ridge Board assurances that, following the Scheme becoming effective, the existing contractual and statutory rights of all management and employees of Ridge will be fully safeguarded. In addition, it has been agreed between both Boards that all employment contracts of on-mine employees at Ridge will be continued. Furthermore, agreement has also been reached with respect to senior management positions within the future combined group.

Following completion of the Acquisition, all the Ridge Directors will resign.

10 Ridge Share Options and Warrants

Aquarius intends to make appropriate proposals to award holders under the Ridge Share Schemes. Award holders will be informed of the proposals as soon as is practicable. Options and Warrants granted to each of Imbani Platinum (Pty) Limited and Gold Mountains (H.K.) International Mining Company Ltd are expected to be treated in accordance with the provisions of the respective agreements.

11 Information on Ridge

Ridge is an AIM and PLUS traded company, registered in England, focusing on developing its prospective PGM projects in the Bushveld Complex in South Africa. The company's two most advanced PGM projects are the 50 per cent. owned Blue Ridge Mine on the eastern limb of the Bushveld where development commenced in January 2007 and the first shipment of concentrate is scheduled for early April 2009, and the nearby Sheba's Ridge project, a joint venture with Anglo Platinum and the Industrial Development Corporation of South Africa where a feasibility study was completed at the end of 2007.

12 Information relating to Aquarius

Aquarius is a focused PGM producer with operations in the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe. The company is engaged in mineral exploration, mine development, concentrate production and investment. The company's primary listing is on the Australian Securities

Exchange, with secondary listings on the London Stock Exchange and the Johannesburg Stock Exchange, in addition to a Level 1 American Depository Receipt programme in the United States.

13 Structure of the Acquisition, de-listing and re-registration

It is intended, pursuant to the Implementation Agreement that the parties expect to sign, that, subject to satisfaction or waiver of the Pre-Conditions, the Acquisition would be effected by means of a Court sanctioned Scheme of Arrangement under Part 26 of the Companies Act 2006. The procedure will involve an application by Ridge to the Court to sanction the Scheme and confirm the cancellation of all Scheme Shares, in consideration for which Ridge Shareholders will receive shares in Aquarius as described in section 2 of this announcement. The Scheme will not be proposed unless and until the Implementation Agreement is signed and the Pre-Conditions are satisfied or waived. The terms of the Pre-Conditions are set out in Appendix I. There can be no certainty as to whether or when the Pre-Conditions will be satisfied or waived. The implementation of the Scheme will also be subject to the full terms and conditions which will be set out in the Scheme Document and which are expected to be of a type customary for a transaction of this nature.

The purpose of the Scheme is to provide for Aquarius to become the owner of the whole of the issued ordinary share capital of Ridge.

It is expected that application will be made to the London Stock Exchange for Ridge Shares to cease to be admitted to trading on AIM after the Effective Date.

Application will be made to: (i) the UK Listing Authority for the New Aquarius Shares to be admitted to the Official List and to the London Stock Exchange for the New Aquarius Shares to be admitted to trading on its market for listed securities; (ii) ASX for the quotation of the New Aquarius Shares on ASX; and (iii) the JSE for the admission to listing and trading of the New Aquarius Shares on the main board of the JSE.

The New Aquarius Shares will be issued credited as fully paid and will rank *pari passu* in all respects with existing Aquarius Shares and will be entitled to all dividends and other distributions declared or paid by Aquarius by reference to a record date on or after the Effective Date but not otherwise.

Aquarius reserves the right, subject to approval by the Takeover Panel, to elect to implement the acquisition of the Ridge Shares by way of a takeover offer. In such event, it is proposed that such Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme.

Further details of the Scheme, including an indicative timetable for its implementation, will be contained in the Scheme Document, together with details on how Ridge Shareholders may vote at the Scheme Meeting and General Meeting. The Scheme Document will be posted no later than 21 days after the satisfaction of the Pre-Conditions.

14 Regulatory clearances

The Acquisition is anticipated to be conditional upon obtaining merger control approval from the South African Competition Commission. It is expected that, subject to execution of the Implementation Agreement and the satisfaction or, where relevant, waiver, of the Pre-Conditions and the conditions to the Scheme, the Scheme will become effective and the Acquisition will complete during mid to late 2009.

15 Implementation Agreement and Non-Solicitation Agreement

Aquarius and Ridge expect to enter into an Implementation Agreement prior to 7.00am GMT on 27 March 2009, under the terms of which they will agree, subject to satisfaction or waiver of the Pre-Conditions and of certain other conditions typical for a transaction of this nature, to implement the Scheme. The Implementation Agreement is also expected to contain certain assurances and confirmations between Aquarius and Ridge (including undertakings regarding the conduct of the business of Ridge). The principal provisions are set out below with further information to be included in the Scheme Document.

Inducement fee

Ridge expects to agree to pay Aquarius an inducement fee of an amount equal to one per cent. of the value of Ridge calculated by reference to the terms of the Acquisition as at the date of confirmation of the exchange ratio, or an amount equal to one per cent of the value of Ridge as at the date of announcement of a firm intention to implement the Transaction under Rule 2.5 of the Code, if such an announcement is subsequently released, (together in each case with any amount payable in respect of any VAT but only to the extent that any such VAT is recoverable by Ridge or the representative member of Ridge's VAT group) in the following circumstances:

- the Scheme Document is not posted by Ridge within 21 days of the date of satisfaction or waiver of the Pre-Conditions;

- the Independent Ridge Directors withdraw or adversely modify or qualify their recommendation or decide not to proceed with the Scheme; or

- a Third Party Transaction is announced prior to the Acquisition lapsing or being withdrawn, which Third Party Transaction is either recommended by the Ridge Directors and / or becomes or is declared wholly unconditional or is completed.

Break fee

Aquarius expects to agree to pay Ridge a break fee of an amount equal to one per cent. of the value of Ridge calculated by reference to the terms of the Acquisition as at the date of confirmation of the exchange ratio (together with any amount payable in respect of any VAT but only to the extent that any such VAT is recoverable by Aquarius or the representative member of Aquarius' VAT group) if the Pre-Condition in paragraph 1 of Appendix I to this announcement is not satisfied or waived and a press announcement pursuant to Rule 2.5 of the Code in relation to Aquarius' firm intention to proceed with the Acquisition is not released at or before 7.00am on 15 May 2009.

The Break Fee will not be payable if the Pre-Condition in paragraph 1 of Appendix I to this announcement is not satisfied or waived as a result of an adverse change or deterioration having occurred in the business, assets, financial or trading position or prospects of Ridge where that adverse change or deterioration is not known to Aquarius at the date of the Implementation Agreement.

Non-Solicitation Agreement

Ridge has entered into a Non-Solicitation Agreement under which it has undertaken not to solicit, initiate, encourage or otherwise seek to procure any initial or further approach to or from any other person with a view to a Third Party Transaction taking place, or entertain any approach from, or enter into or continue discussions and / or negotiations with, another person with a view to a Third Party Transaction taking place, save that Ridge is not prohibited from responding to unsolicited enquiries from, or holding discussions with, third parties to the extent that the Ridge Directors consider that they would be in breach of their fiduciary duties not to do so.

Ridge has also agreed not to provide any information to any third parties except as required under Rule 20.2 of the Code and to notify Aquarius of any approach regarding a Third Party Transaction, including the material terms thereof, and of any request for information by a third party under Rule 20.2 of the Code.

Termination

The Implementation Agreement and Non-Solicitation Agreement are expected to be capable of termination in the following circumstances:

- if any condition (including the Pre-Conditions) becomes incapable of satisfaction or is invoked so as to cause the Acquisition not to proceed;
- if the Scheme is not Sanctioned by the Ridge Shareholders or the Court refuses to grant either of the Court Orders;
- if the Effective Date has not occurred on or before 31 October 2009;
- by notice in writing from Aquarius to Ridge if the Ridge Directors have withdrawn or adversely modified or qualified their recommendation to shareholders in support of the Acquisition and either the Panel consents to Aquarius withdrawing its offer, or a Third Party Transaction becomes or is declared wholly unconditional or is completed; or
- if the Acquisition is implemented by way of an Offer, the Offer lapses in accordance with its terms or is withdrawn.

16 Disclosure of interests in Ridge

Save for the 217,981 Ridge Shares, representing approximately 0.24 per cent. of Ridge's existing issued share capital held by Peter Ledger, non-executive director of Ridge and Aquarius Platinum (South Africa) (pty) Ltd (a wholly-owned subsidiary of Aquarius), as at the date of this announcement neither Aquarius, nor any of the directors of Aquarius, nor, so far as Aquarius is aware, any person acting in concert with Aquarius, has any interest in or right to subscribe for any relevant Ridge securities, nor has any short positions in respect of relevant Ridge securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor has borrowed or lent any relevant Ridge securities (save for any borrowed shares which have been on lent or sold).

17 Overseas shareholders

The availability of the Proposals to Ridge Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of,

and observe, any applicable legal or regulatory requirements of their jurisdiction. If you remain in any doubt, you should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

Under the terms of the Proposals, Aquarius has reserved the right to make an Offer for Ridge as an alternative to a Scheme. If Aquarius exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

18 General

The Acquisition is subject to the Pre-Conditions set out in Appendix I. If the Pre-Conditions are satisfied or waived, the Scheme will be subject to the conditions to be set out in the Scheme Document. Although there is no commitment under the Code to pursue an Offer, pursuant to the Implementation Agreement the parties expect to sign, Ridge and Aquarius expect to agree that the Scheme Document will be posted to Ridge Shareholders and made available, for information only, to participants in the Ridge Share Schemes, as soon as practicable and in any event within 21 days of the date that the Pre-Conditions are satisfied or waived.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the Takeover Code, the Takeover Panel, the London Stock Exchange, the UK Listing Authority, ASX and the JSE.

Save as set out in paragraph 16 above in respect of Mr Ledger, neither Aquarius nor, so far as Aquarius is aware, any person acting in concert with Aquarius, has any arrangement in relation to relevant Ridge securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant Ridge securities which may be an inducement to deal or refrain from dealing in such securities.

Appendix I sets out the Pre-Conditions. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this announcement.

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the Code and shareholders are advised that, even if the Pre-Conditions are satisfied or waived, there can be no certainty under the Code that any offer to acquire Ridge Shares will be made. However, pursuant to the Implementation Agreement the parties expect to

sign, Aquarius and Ridge expect to agree between themselves, subject to certain terms and conditions typical for such a transaction, to proceed with the Acquisition if the Pre-Conditions are satisfied or waived.

For clarity, Aquarius reserves the right to waive the Pre-Conditions at any time. In addition, Aquarius reserves the right, if the Pre-Conditions are not satisfied or waived, not to make an offer for Ridge.

Enquiries:

Aquarius
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Rand Merchant Bank
Peter Hayward-Butt or Carel Vosloo
Tel: 27 (0)11 282 8000

Lazard
Peter Kiernan, Spiro Youakim or Chris Seherr-Thoss
Tel:+44 (0)20 7187 2000

Merrill Lynch
Andrew Osborne or Will Smith
Tel:+44 (0)20 7628 1000

Euroz Securities
Doug Young
Tel:+ 61 (0)8 9488 1400

Ridge
Francis Johnstone (Commercial Director)
Tel: +44 (0)20 7379 1474

RBC Capital Markets, financial adviser & nominated adviser to Ridge
Martin Eales or Patrick Meier
Tel: +44 (0)20 7029 7881

Conduit PR
Charlie Geller or Gareth Tredway
Tel: +44 (0)20 7429 6604

This announcement is not for distribution, directly or indirectly in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the

United States.

RMB is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RMB or providing advice in relation to the matters referred to in this announcement.

Lazard is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Lazard or providing advice in relation to the matters referred to in this announcement.

RBC Capital Markets is acting exclusively for Ridge and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RBC Capital Markets or providing advice in relation to the matters referred to in this announcement.

Merrill Lynch is acting exclusively for Aquarius and no one else and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of Merrill Lynch or providing advice in relation to any of the matters referred to in this announcement.

Euroz Securities is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Euroz Securities or providing advice in relation to the matters referred to in this announcement.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (GMT) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (GMT) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward looking statements

This announcement contains certain "forward-looking statements" with respect to the parties' objectives and future performance, including statements relating to expected benefits associated with the transaction contemplated herein. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "will", "expects / expected", "believes", "intends", "plans", "targets", "goal" or "estimates".

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals required for the consummation of the transaction that may require acceptance of conditions with potential adverse impacts; risk involving the parties' ability to realise expected benefits associated with the transaction; the success of Ridge's Blue Ridge Mine; and macroeconomic conditions generally affecting the South African mining industry.

APPENDIX I

PRE-CONDITIONS OF THE PROPOSALS

Pre-Conditions of the Acquisition

Pursuant to the terms of the Implementation Agreement the parties expect to sign on, the Acquisition is subject to the Pre-Conditions set out in this Appendix I.

Without prejudice to its reserved rights to implement the Acquisition by way of takeover offer, the obligation on Aquarius to make its offer by way of the Scheme shall be pre-conditional upon:

1. the Equity Capital Raising and the Convertible Bond Issue becoming wholly unconditional and completing and Aquarius receiving not less than US$185 million in immediately available cleared funds pursuant thereto; and

2. the arrangement, on terms satisfactory to Aquarius acting reasonably in its absolute discretion, of sufficient bridge funding for the continued operation of the Blue Ridge Mine;

in each case, on or before 15 May 2009, or such later date, if any, as Aquarius and Ridge may agree (with the consent of the Panel).

Aquarius reserves the right to waive the Pre-Conditions, in whole or in part, at its discretion. In addition, pursuant to the Implementation Agreement the parties expect to sign, the Scheme (or any takeover offer) is expected to be subject to terms and conditions typical for a transaction of this nature which will be set out in full in the Scheme Document. Aquarius also reserves the right, with Panel consent, to implement the Acquisition by way of a takeover offer.

APPENDIX II

BASES AND SOURCES

- The value of Ridge as implied by the Price is based upon the fully diluted number of Ridge Shares being 93,526,575, including 92,065,533 Ridge Shares in issue on 25 March 2009 (excluding those held in treasury), adjusted for the dilutive effect of in the money options.

- The ownership of the Ridge Shareholders in the enlarged issued share capital, excluding the impact of the Equity Capital Raising and the Convertible Issue, and the dilution to Ridge shareholders as a result of the Aquarius Equity Capital Raising, is based upon the basic number of outstanding Aquarius shares in issue before the Equity Capital Raising of 327,096,634.

- The premia implied by the Price have been calculated based on closing Ridge Share prices supplied by Datastream.

- Unless otherwise stated, the financial information relating to Aquarius and Ridge has been extracted without material adjustment from the respective published audited reports and accounts for the relevant periods.

- The GBP – ZAR exchange rate of 13.75 is based on the spot exchange rate as at 25 March 2009.

- The US Dollar – ZAR exchange rate of 9.41 is based on the spot exchange rate as at 25 March 2009.

- The Sheba's Ridge ounces have been based on 3E (Pt, Pd, Au) as defined in the JORC compliant Reserve and Resource statement, audited by SRK Consulting. All mineral resource and mineral reserve estimates for Aquarius mines have been audited by an independent Competent Person: F.H. (Ina) Cilliers (M.Sc, Pr. Sci. Nat. 400032/02, GSSA 965781) of Mercilheim Geological Services. Ina Cilliers has 21 years' experience in the mining industry, of which 12 years have been in platinum mining.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise.

"1985 Act"	the Companies act 1985 (as amended)
"2006 Act"	the Companies Act 2006
"Acquisition"	the acquisition of the entire issued and to be issued share capital of Ridge, and for the avoidance of doubt includes an acquisition of the Ridge Shares implemented by way of the Scheme, or by way of an Offer
"Acts"	together the 1985 Act and the 2006 Act
"AIM"	the AIM market of the London Stock Exchange
"American Depository Receipt"	certificate issued by US banks to facilitate trading for US shareholders in the shares of non-US companies
"Aquarius"	Aquarius Platinum Limited
"Aquarius Shareholders" or "Shareholders"	holders of Aquarius Shares
"Aquarius Shares"	ordinary shares of Aquarius with US$0.05 par value in issue
"Australia"	the commonwealth of Australia, its territories and possessions and all areas subject to the jurisdiction and all political sub divisions thereof
"Australian Securities Exchange" or "ASX"	Australian Securities Exchange (ASX) Limited, or the stock exchange conducted by ASX Limited, as the context requires

"Blue Ridge Mine"	the PGM mine owned by Blue Ridge Platinum Pty Limited, of which Ridge owns 50 per cent.
"Business Day"	a day on which London Stock Exchange plc is open for the transaction of business
"Capital Raising Prospectus"	the prospectus relating to Aquarius and the Equity Capital Raising prepared in accordance with the Prospectus Rules and Listing Rules made under Part VI of the Financial Services and Markets Act 2000
"City Code", "Takeover Code" or "Code"	the City Code on Takeovers and Mergers
"Convertible Bond Issue"	the proposed issue of floating rate senior secured convertible registered bonds by Aquarius to raise between ZAR 500,000,000 and ZAR 650,000,000
"Court"	the High Court of Justice in England and Wales
"Court Meeting"	the meeting (including any adjournment thereof) of the Ridge Shareholders (or the relevant class or classes thereof) convened under an order of the Court under Section 896 of the 2006 Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment)
"Court Orders"	the First Court Order and the Second Court Order
"Effective Date"	the date on which the Scheme becomes effective by registration of the Court Orders by the Registrar of Companies or if Aquarius elects to implement the Acquisition by way of the Offer, such Offer becoming or being declared unconditional in all respects

"Equity Capital Raising" or "Capital Raising"	the equity raising by Aquarius through: (i) the placing of new common shares in the share capital of Aquarius; and (ii) the issue of rights over new common shares in the share capital of Aquarius; together expected to raise approximately US$180 million of new equity capital
"Euroz Securities"	Euroz Securities Limited
"First Court Hearing"	the hearing of the Court to sanction the Scheme
"First Court Order"	the order of the Court, sanctioning the Scheme under Section 899 of the 2006 Act, to be granted at the First Court Hearing
"General Meeting"	the general meeting of the Ridge Shareholders to be convened in connection with the Scheme
"GMT"	Greenwich Mean Time
"Implementation Agreement"	the agreement expected to be entered into between Ridge and Aquarius prior to 7.00am GMT on 27 March 2009, relating to, amongst other things, the implementation of the Scheme, further details of which are set out in paragraph 15 of this announcement
"Independent Ridge Directors"	the directors of Ridge from time to time, excluding Peter Ledger, non-executive director of Ridge and Aquarius Platinum (South Africa) (pty) Ltd (a wholly owned subsidiary of Aquarius)
"Johannesburg Securities Exchange" or "JSE"	Johannesburg Securities Exchange Limited, previously the JSE Securities Exchange and the Johannesburg Stock Exchange
"JORC"	Joint Ore Reserve Committee

"Lazard"	Lazard & Co., Limited
"London Stock Exchange" or "LSE"	London Stock Exchange plc or its successor
"Merrill Lynch"	Merrill Lynch International
"New Aquarius Shares"	the Aquarius Shares proposed to be issued (or delivered in full or in part from treasury stock) and credited as fully paid pursuant to the Acquisition
"Non-Solicitation Agreement"	the agreement between Ridge and Aquarius dated 10 March 2009 relating to, amongst other things, restrictions on Ridge soliciting any person with a view to a Third Party Transaction taking place, further details of which are set out in paragraph 15 of this announcement
"Offer"	should Aquarius elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of Aquarius for all of the Ridge Shares on the terms and subject to the conditions to be set out in the related Offer Document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof
"Offer Document"	should Aquarius elect to effect the Acquisition by way of a takeover offer, the document which would be dispatched by Aquarius to the Aquarius Shareholders with respect to such Offer
"Official List"	the official list of the UK Listing Authority
"Panel" or "Takeover Panel"	the UK Panel on Takeovers and Mergers
"PGM"	Platinum Group Metals, including the four elements: platinum, palladium, rhodium and gold

"PLUS"	PLUS Markets plc, a small & mid-cap stock exchange in London
"Pre-Conditions"	the two pre-conditions set out in Appendix I to this announcement
"Price"	the amount of 66.9 pence for each Ridge Share, based on 184.0 pence per Aquarius Share, being the closing price on the London Stock Exchange on 25 March 2009, the last practicable date prior to this announcement.
"Proposals"	the proposed acquisition of the Ridge Shares by Aquarius to be effected, subject to the satisfaction or waiver of the Pre-Conditions by means of the Scheme, (or, should Aquarius so elect, by means of an Offer)
"Rand Merchant Bank" or "RMB"	Rand Merchant Bank, a division of FirstRand Bank Limited
"RBC Capital Markets"	a trading name of Royal Bank of Canada Europe Limited
"Reduction"	the proposed reduction of capital of Ridge under section 135 of the 1985 Act provided for by the Scheme
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Ridge"	Ridge Mining plc, a company incorporated in England and Wales with registration number 3549005
"Ridge Board"	the board of directors of Ridge

"Ridge Directors"	the directors of Ridge from time to time
"Ridge Shareholders" or "Shareholders"	holders of Ridge Shares
"Ridge Share Schemes"	the Cliff (Ridge) Mining Limited Approved Share Option Scheme 1999, the Cliff (Ridge) Mining Limited Executive Share Option Scheme 1999 (incorporating the Unapproved Scheme), the TAW Share Option Scheme 2001, the Ridge Mining General Share Option Plan 2004, the Ridge Mining Employee Share Option Plan 2004 (Non-EMI), the Ridge Mining Employee Share Option Plan 2004 (EMI), the Ridge Executives' Deferred Bonus Plan 2007 and the Ridge Employee Incentive Plan
"Ridge Shares"	ordinary shares of Ridge with US$0.05 par value in issue
"Second Court Hearing"	the hearing of the Court to confirm the Reduction
"Second Court Order"	the order of the Court confirming the Reduction, to be granted at the Second Court Hearing
"Scheme" or "Scheme of Arrangement"	the Scheme of Arrangement proposed to be made subject to the signing of the Implementation Agreement and the satisfaction or waiver of the Pre-Conditions under Part 26 of the 2006 Act between Ridge and Ridge Shareholders, to be set out in full in the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court
"Scheme Document"	the circular in respect of the Scheme to be despatched to Ridge Shareholders and others, setting out amongst other things, the full terms and conditions to implementation of the Scheme as well as the Scheme

	itself and the notice of meeting of each of the Court Meeting and the General Meeting
"Scheme Record Date"	means 6.00pm (GMT) on the Business Day immediately preceding the Effective Date
"Scheme Shareholders"	holders of Scheme Shares
"Scheme Shares"	all Ridge Shares which are (i) in issue at the date of the Scheme Document; (ii) (if any) issued after the date of the Scheme Document and before the Voting Record Time; or (iii) (if any) issued on or after the Voting Record Time, on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme, but excluding any Ridge Shares held by Aquarius
"Securities Act"	the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder
"Third Party Transaction"	(i) any offer (construed in accordance with the Code and whether or not subject to Pre-Conditions), possible offer, proposal or indication of interest from, or on behalf of, any person other than Aquarius or any person acting in concert with Aquarius, with a view to such person, directly or indirectly, acquiring (in one transaction or a series of transactions) 30 per cent. or more of the issued share capital of Ridge or a material part of Ridge's business or assets; or (ii) the entering into, by any member of Ridge's group, of any transaction or series of transactions howsoever implemented that would be reasonably likely to preclude, impede, delay or prejudice the implementation of the Acquisition

"UK Listing Authority" or "UKLA"	the Financial Services Authority in its capacity as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"VAT"	value added tax in the UK including any similar tax which may be imposed in place thereof in the UK from time to time
"Voting Record Time"	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined, expected to be 6.00 p.m. (GMT) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting
"£","GBP", "sterling" and "pence"	the lawful currency of the UK
"$", "US$", "USD" and "US dollars"	United States dollars, the lawful currency of the United States
"VWAP"	means volume weighted average price
"ZAR", "Rand" and "South African Rand"	the lawful currency of South Africa

For the purposes of this announcement "holding company", "subsidiary" and "subsidiary undertaking" will have the respective meanings given to them in the 1985 Act or the 2006 Act, as applicable.

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE JOINT ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 March 2009

Aquarius Platinum Limited Possible Recommended All-Share Offer for Ridge Mining plc

The company notes that the announcement relating to a possible recommended all-share offer released this morning contains an inaccuracy with respect to an irrevocable received from Gold Mountains (H.K.) International Mining Company Ltd (a wholly owned subsidiary of Zijin Mining Group Co. Ltd.).

A further announcement will follow in due course.

For further information please visit www.aquariusplatinum.com or contact:

Aquarius Platinum
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

This announcement is not for distribution, directly or indirectly in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.



AQUARIUS PLATINUM LIMITED

ASX, LSE & JSE



Aquarius Platinum Limited
(Incorporated in Bermuda)
Registration Number: EC 26290
Share code JSE: AQP
ISIN Code: BMG0440M1284
("Aquarius" or the "Company")

26 March 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN

LAUNCH OF PLACEMENT OF UP TO ZAR650 MILLION SENIOR SECURED CONVERTIBLE BONDS

Pursuant to the placing of common shares of Aquarius and the announcement of a proposed rights issue announced on 26 March 2009, Aquarius announces its intention to raise up to ZAR650 million by way of a convertible bond issue, of which ZAR500 million will be fully underwritten by Rand Merchant Bank, a division of FirstRand Bank Limited ("**RMB**").

Proposed Placing of 46,330,000 Common Shares of Aquarius
Aquarius announced today its intention to place up to 46,330,000 new ordinary shares of par value US$0.05 each in the capital of Aquarius having the rights set out subject to the Memorandum of Association and Bye-laws of Aquarius as amended from time to time ("Common Shares") in the Company (the "Placing Shares"), representing up to 14.2 per cent. of the existing issued common share capital in the Company (the "Placing"), with both new and existing institutional investors ("Placees").

The Placing is being conducted through an accelerated book-building process and is conditional upon, amongst other things, raising a minimum of US$80 million (the "**Placing Minimum Proceeds**").

Please refer to the announcement dated 26 March 2009 for further information on the Placing.

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

Proposed Rights Issue
Subject to the Placing achieving the Placing Minimum Proceeds, Aquarius intends to announce the terms of a rights issue (the "**Proposed Rights Issue**"), to be fully underwritten at the time when the terms are announced, which when taken in aggregate with the proceeds of the Placing will raise approximately US$183 million.

Placees allocated new Common Shares in the Placing will be entitled to participate in the Proposed Rights Issue.

The Proposed Rights Issue will be offered at price to be determined, which will represent a discount to the theoretical ex-rights price of the Common Shares which is in line with recent UK market precedents. The terms of the Proposed Rights Issue will be announced to the market as soon as practicable after the close of the book-building process.

Please refer to the announcement dated 26 March 2009 for further information on the Proposed Rights Issue.

Convertible Bond Issue
Subject to the Placing achieving the Placing Minimum Proceeds, Aquarius intends to raise up to ZAR650 million (currently approximately US$69 million) by way of a private placement of convertible bonds (the "**Proposed Convertible Bond Issue**").

The principal terms of the convertible bonds ("**Convertible Bonds**") are as follows:

i. the Company will at or around 11 May 2009 issue ZAR500 million of Convertible Bonds at par fully underwritten by RMB. RMB maintains an option to require the Company to issue an additional ZAR150 million of Convertible Bonds to RMB, which will potentially increase the total amount of Convertible Bonds issued to ZAR650 million;
ii. the minimum denomination of the Convertible Bonds will be ZAR1 million (currently approximately US$106,000);
iii. the Convertible Bonds will be denominated in Rands and are expected to only be listed on the JSE Limited ("**JSE**");
iv. the Convertible Bonds will have a bullet maturity on 30 April 2012 and will pay a floating coupon semi-annually, in arrears, of 3 month JIBAR plus a margin of 3 per cent. per annum, where "JIBAR" means the average mid-market yield rate for 3 (three) month deposits in Rand on the Reuters Screen SAFEY Page (or such other page on which such rate is published) at or about 1100h (eleven hours) on each interest rate fixing day. The Convertible Bonds will be redeemed at par if redemption occurs at maturity;
v. the Convertible Bonds will entitle holders to convert into JSE listed Common Shares in the Company at any time after the first anniversary of the issue date. The number of Common Shares underlying each Convertible Bond will be determined by dividing the principal amount of the Convertible Bond by the Conversion Price, where:
    a. the "**Conversion Price**" is 125% of the Base Share Price;
    b. the "**Base Share Price**" is a volume weighted average share price of Aquarius Common Shares for the four trading days following the last day to trade the share cum rights. This Base Share Price is calculated as the total value of Common Shares traded on the London Stock Exchange plc on each of the 4 days from 3 April to 8 April 2009, converted into Rands at the prevailing

exchange rate each day, aggregated and divided by the total number of Common Shares traded over the period;

vi. the Convertible Bonds may be redeemed in cash by the Company at its election at a premium in the first year from the issue date;

vii. the Convertible Bonds may be offered for redemption by the Company in cash at any time after the first anniversary of the issue date, if the daily volume weighted average price of the Common Shares in the Company have traded for 20 consecutive days at a price greater than 128 per cent. above the Conversion Price. Bond holders have the right, within a time period after the Company has offered to redeem the Convertible Bonds, to convert the Convertible Bonds to Common Shares;

viii. the terms of the Convertible Bonds provide that Aquarius may only pay distributions, loans or other payments to persons other than the Company if after such payments the Company has cash on hand equal to a certain percentage of the principal amount of the Convertible Bonds outstanding depending on when the payment is made, ranging from 8 per cent. for payments in the first 6 months following the issue date of the Convertible Bonds to 15 per cent. for payments between 6 and 12 months from the issue date and 25 per cent. for payments between 12 and 18 months from the issue date;

ix. the Convertible Bonds will be secured, through various guarantees, by the majority of assets owned by Aquarius Platinum (South Africa) (Proprietary) Limited, a wholly owned subsidiary of Aquarius incorporated in the Republic of South Africa ("**AQPSA**");

x. AQPSA is obliged to establish a reserve fund in the form of cash or permitted investments equal to 30 per cent. of the principal amount of the Convertible Bonds outstanding on or after 18 months from the issue date of the Convertible Bonds, 40 per cent. of the principal amount of the Convertible Bonds outstanding on or after 24 months from the issue date of the outstanding Convertible Bonds and 50 per cent. of the principal amount of the Convertible Bonds outstanding on or after 30 months from the issue date of the Convertible Bonds. The funds held in the reserve account are not available for distribution and are to be used to redeem the Convertible Bonds on their final maturity date;

xi. the terms of the Convertible Bonds contain certain covenants imposing restrictions in relation to the Company and AQPSA incurring secured and unsecured indebtedness;

xii. the Convertible Bonds contain various other provisions that would be common to this type of instrument including provisions to adjust the Conversion Price upon the occurrence of certain events, such as further issues of Common Shares or restructures of the share capital of the Company; and

xiii. the right to convert the Convertible Bonds is, if necessary, conditional on Shareholder approval to increase Aquarius' authorised capital and for the purposes of the ASX Listing Rules.

Further announcement

A further announcement will be released after the final calculation of the Base Share Price, expected to be on or around Thursday 9 April 2009.

Offering circular

An Offering Circular is anticipated to be approved by the JSE in order to effect the issue and listing of the Bonds.

General
The Proposed Convertible Bond Issue will be managed by RMB. Participation in the Proposed Convertible Bond Issue will only be available to persons who may lawfully be, and are, invited to participate by RMB. Aquarius shareholders, including those investors participating in the Placing, will be given the opportunity to subscribe for Convertible Bonds on the same terms as RMB and will be treated preferentially in the allocation process. Completion of the Convertible Bond Issue is expected to take place on or around 11 May 2009, subject to customary closing conditions.

Rand Merchant Bank, a division of FirstRand Bank Limited, is acting as the Sole Manager and Underwriter for the issue and placement of the Bonds.

Contacts

Aquarius Platinum Limited:

Stuart Murray, CEO	+27 (0)11 455 2050
Willi Boehm, Company Secretary	+61 (0)8 9367 5211
Nicholas Bias, IR	+41 (0)79 888 1642

Rand Merchant Bank:

Barry Martin	+27 (0)11 282 8118
Justin Bothner	+27 (0)11 282 4150

Email: AQP_convertible@rmb.co.za

This announcement is not for distribution directly or indirectly in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia), Canada or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute or form part of any offer or solicitation to purchase or subscribe for securities of Aquarius in the United States, Canada or Japan or any jurisdiction in which such an offer or solicitation is unlawful. In particular, the Convertible Bonds and the Placing Shares referred to in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (the ***"Securities Act"****) or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No public offering of securities of Aquarius will be made in the United States.*

In the United Kingdom this announcement is directed exclusively at persons who fall within Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000. The investments referred to in this announcement shall be issued only to such persons.

This announcement is not intended to be nor does it constitute an offer for sale or subscription to the public as contemplated under Chapter VI of the South African Companies Act No. 61 of 1973. South African residents are not permitted to acquire the Bonds in terms of South African exchange control rules as administered by the South African Reserve Bank.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful.

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



ASX / LSE / JSE JOINT ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

26 March 2009

Aquarius Platinum Limited Possible Recommended All-Share Offer for Ridge Mining plc

The company notes that the announcement relating to a possible recommended all-share offer released this morning contains an inaccuracy with respect to an irrevocable received from Gold Mountains (H.K.) International Mining Company Ltd (a wholly owned subsidiary of Zijin Mining Group Co. Ltd.).

A further announcement will follow in due course.

For further information please visit www.aquariusplatinum.com or contact:

Aquarius Platinum
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

This announcement is not for distribution, directly or indirectly in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.



AQUARIUS
PLATINUM LIMITED



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT SUBSCRIBE FOR OR PURCHASE ANY SHARES OR RIGHTS REFERRED TO IN THIS ANNOUNCEMENT PURSUANT TO THE RIGHTS ISSUE EXCEPT ON THE BASIS OF INFORMATION IN THE PROSPECTUS TO BE PUBLISHED BY AQUARIUS PLATINUM LIMITED IN CONNECTION WITH THE PROPOSED RIGHTS ISSUE. COPIES OF THE PROSPECTUS WILL, FOLLOWING PUBLICATION, BE AVAILABLE FROM THE COMPANY'S REGISTERED OFFICE DURING NORMAL BUSINESS HOURS.

26 March 2009

Proposed Placing of up to 46,330,000 Common Shares of Aquarius Platinum Limited and intention to launch a Rights Issue and Convertible Bond Issue

Aquarius Platinum Limited ("**Aquarius**" or the "**Company**") today announces its intention to place up to 46,330,000 new common shares (the "**Placing Shares**") of the Company, representing up to approximately 14.2 per cent. of the existing issued common share capital of the Company (the "**Placing**"), with both new and existing institutional investors.

The Placing is being conducted, subject to the satisfaction of certain conditions, through an accelerated book-building process to be carried out by Merrill Lynch International ("**Merrill Lynch**") who is acting as sole global co-ordinator and bookrunner (the "**Bookrunner**") and Euroz Securities Limited ("**Euroz**"), who is acting as co-lead manager (the "**Co-Lead Manager**").

The timing of the closing of the book, pricing and allocations are at the discretion of Aquarius, Merrill Lynch and Euroz. The number of Placing Shares and the price at which the Placing Shares are to be placed (the "**Placing Price**") is subject to agreement between Aquarius, Merrill Lynch and Euroz at the close of the book-building process. The Placing Price will be determined in pounds Sterling, with an equivalent Australian Dollar Placing Price (for those wishing to settle in Australian dollars) to be determined by the Bookrunner and Co-Lead Manager at the closing of the book. Details of the number of Placing Shares and the Placing Price in both sterling and Australian Dollars will be announced as soon as practicable after the close of the book-building process.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing common shares of 5 US cents each in the capital of the Company, including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue of the Placing Shares and will also be entitled to participate in the Proposed Rights Issue (referred to below). The Placing will be made on a non-pre-emptive basis.

Application will be made to ASX for quotation of the Placing Shares on ASX. It is expected that dealings on ASX in the Placing Shares will commence at 10.00 a.m. (AWST) on 1 April 2009.

Application will be made to the UK Listing Authority and to the London Stock Exchange for the Placing Shares to be admitted to a secondary listing on the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, respectively ("Admission"). It is expected that Admission will become effective and that dealings on the London Stock Exchange in the Placing Shares will commence at 8.00 a.m. (London time) on 31 March 2009.

Application will be made to the JSE for the Placing Shares to be admitted to listing and trading on the Main Board of the JSE. It is expected that admission will become effective and that dealings on the JSE in the Placing Shares will commence at 9.00 a.m. (CAT) on 31 March 2009.

The Placing is conditional upon, amongst other things, raising a minimum of £55 million (the "**Placing Minimum Proceeds**") and Admission becoming effective. The Placing is also conditional on the Placing and Rights Issue Underwriting Agreement (the "**Placing and Rights Issue Underwriting Agreement**" or "**Placing Agreement**") between the Company, Merrill Lynch and Euroz not being terminated.

The Appendix to this announcement (which forms part of this announcement) sets out the terms and conditions of the Placing.

Proposed Rights Issue

Subject to the Placing achieving the Placing Minimum Proceeds, Aquarius intends to announce the terms of a rights issue (the "**Proposed Rights Issue**"), to be fully underwritten at the time when the terms are announced, which when taken in aggregate with the gross proceeds of the Placing will raise approximately £125 million.

Placees allocated new common shares in the Placing will be entitled to participate in the Proposed Rights Issue.

The Proposed Rights Issue will be offered at a price to be determined, which will represent a discount to the theoretical ex-rights price of the Common Shares which is in line with recent UK market precedents.

The terms of the Proposed Rights Issue will be announced to the market as soon as practicable after the close of the book-building process, subject to the conditions above.

Proposed Convertible Bond Issue

Subject to the Placing achieving the Placing Minimum Proceeds, Aquarius intends to raise a further ZAR500 million up to ZAR650 million by way of a private placement of convertible bonds (the "**Convertible Bonds**") (the "**Proposed Convertible Bond Issue**"). The minimum denomination of the Convertible Bonds will be ZAR1 million. The Convertible Bonds will be denominated in Rand and are expected to be listed only on the JSE.

The Proposed Convertible Bond Issue will be managed by Rand Merchant Bank, a division of FirstRand Bank Limited ("RMB"), and will raise a minimum of ZAR500 million (fully underwritten by RMB). Furthermore the Company has granted RMB an option to require the Company to issue additional Convertible Bonds to the value of ZAR150 million, to increase the total amount that may be raised under the Convertible Bond Issue to ZAR650 million. Participation in the Proposed Convertible Bond Issue will only be available to persons who may lawfully be, and are, invited to participate by RMB. Aquarius shareholders will be treated preferentially in the allocation process. Completion of the Proposed Convertible Bond Issue is expected to take place on or around 11 May 2009, subject to customary closing conditions.

Background to the Placing, the Proposed Rights Issue and the Proposed Convertible Bond Issue

At 30 June 2008 the Aquarius Group was the fourth largest primary platinum producer in the world with annual attributable PGM(4E) production of 500,203 PGM ounces from existing operations. Over the last decade the Company has expanded through acquisitions, as well as the successful development of new mines.

During 2008 the Aquarius Group simplified its group structure by removing all minority shareholdings in its subsidiary, AQPSA, through various actions, including the repurchase by Aquarius of Impala Platinum's 20 per cent. interest in AQPSA for US$790 million in April 2008. This repurchase was partly financed through a bridge loan facility from RMB (the "Bridge Loan Facility"). The Bridge Loan Facility is due for repayment on 30 June 2009 and on 25 March 2009 (being the last practicable date before the date of this announcement), had an outstanding balance of approximately ZAR1,577.5 million (approximately US$165 million). Part of the proceeds of the Placing, the Proposed Rights Issue and the Proposed Convertible Bond Issue are expected to be applied in repaying this balance.

On 8 December 2008, Aquarius management announced the temporary suspension of operations at the Everest mine owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. However, Aquarius management believes that the subsidence event does not jeopardise the sustainability of the Everest mine on a long term basis and that technically acceptable alternatives exist to re-open the mine. The capital expenditure associated with the potential restart of the Everest mine is currently estimated to be ZAR200 to 250 million. Part of the proceeds of the Placing, the Proposed Rights Issue and the Proposed Convertible Bond Issue are expected to be applied to this capital expenditure.

Since the third quarter of the 2008 calendar year, there has been a rapid deterioration in end markets for PGM metals as well as other commodities. As a consequence the market price for PGMs has declined significantly which has impacted on Aquarius' cash flow generation. Cash

balances during the six months ended 31 December 2008 were impacted by the net repayment of approximately US$90 million of pipeline sales advances resulting from the deadline in PGM prices from the time of the advance to the time of sale. While the Company's mechanised mining approach positions it at the lower end of the industry cost curve, making it resilient even under the current difficult economic conditions, the Directors believe that an equity raising will provide the Company with greater financial flexibility to settle the outstanding amount under the Bridge Loan Facility and robustly capitalise the Aquarius Group for ongoing operating requirements. This will be particularly important should the weakening in the PGM market and liquidity constraints in the debt markets continue.

Possible Acquisition

As announced today, the Company expects to sign an implementation agreement with Ridge Mining plc ("Ridge") (the "Implementation Agreement") pursuant to which, subject to the satisfaction of pre-conditions relating to: (i) the successful outcome of the Placing, Proposed Rights Issue and Proposed Convertible Bond Issue; and (ii) the arrangement, on terms satisfactory to Aquarius, acting reasonably, in its absolute discretion, of sufficient bridge funding for the continued operation of the Blue Ridge Mine, the Company will make an offer for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Common Share for every 2.75 Ridge shares. To the extent that the theoretical ex-rights and Placing Price of the Aquarius shares, calculated on a basis agreed between Aquarius and Ridge to take into account the final terms of the Placing and Proposed Rights Issue, is more than 8 per cent. below the five day volume weighted average price measured on the London Stock Exchange at the close of business on 25 March 2009, Aquarius and Ridge will agree an adjustment to the exchange ratio, the final ratio is anticipated to be published on Friday, 27 March 2009. The proceeds of the Placing, Proposed Rights Issue and the Proposed Convertible Bond Issue will in part be used to fund the acquired operating and capital expenditure commitments of Ridge should the Possible Acquisition complete.

Aquarius believes that there is a compelling strategic and commercial rationale for a combination with Ridge. The Possible Acquisition, should it complete, is expected to result in:

- diversification of the Aquarius portfolio and corresponding decrease in single project risk for Ridge;
- significant expansion of reserve and resource base;
- short-term increase in attributable production with the commissioning of the Blue Ridge Mine;
- enhance Aquarius mine-life profile through the Blue Ridge Mine;
- the Blue Ridge mine is well executed and would be a small project: complementary fit with the Aquarius portfolio;
- opportunities to reduce overhead costs with combined administrative and technical functions;
- added optionality through the Sheba's Ridge project;
- combined leverage of mining and processing skills;
- strengthened position amongst peers operating on the Bushveld; and
- some small synergies between combined operations, noticeably through sharing of skills and procurement.

To fully realise the benefits of the Possible Acquisition, Aquarius will require additional operating and capital expenditure currently estimated to be ZAR310 million through the 2010 calendar year.

Use of proceeds

The Company intends to raise gross proceeds of approximately £125million (approximately US$183 million, ZAR1,741 million) under the Placing and Proposed Rights Issue and between ZAR500 million and ZAR650 million under the Proposed Convertible Bond Issue. It is anticipated that, of the up to ZAR2,391 million (US$251 million) to be raised under the Placing, Proposed Rights Issue and Proposed Convertible Bond Issue, ZAR1,577.5 million (approximately US$165 million) will be applied to repaying the Bridge Loan Facility, approximately ZAR200 to 250 million will be applied to capital requirement to open the Everest mine and approximately ZAR310 million will be applied to capital and operating expenses for Ridge.

Dividends and dividend policy

Subject to the provisions of the bye-laws and in accordance with the Companies Act, the Directors may from time to time declare a dividend to be paid to Shareholders in proportion to the number of Shares held by them, and such a dividend may be paid in cash or by distribution of specific assets.

Pursuant to Bermuda law, the Directors are restricted from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities, its issued share capital and share premium accounts.

The Board elected not to pay an interim dividend in respect of the six months ended 31 December 2008. Future dividend decisions will be based on conditions prevailing and information available at any given point in time and the completion of the refinancing of the Bridge Loan Facility. The Board intends to resume dividend payments at the earliest opportunity.

The Placing Shares will rank *pari passu* in all respects with the Existing Shares, including the right to receive all dividends or other distributions declared after the issue of the Placing Shares. The Company intends to adjust future dividend payments per Common Share pro rata to take account of New Common Shares issued in connection with the Placing and the Proposed Right Issue, respectively.

Current trading and prospects

In its interim results for the six months ended December 2008, the Group announced attributable production of 260,208 PGM ounces and a net operating loss of US$70.1 million (US 25.1 cents per share). The results for the period were significantly influenced by:

(i) a substantial reduction in metal prices, which saw platinum decrease from an average of US$2,036 per ounce in June 2008 to an average of US$840 per ounce in December 2008. During the same period, rhodium decreased from an average of US$9,774 per

ounce to US$1,220 per ounce. By-product nickel fell 50 per cent., averaging US$6.76/lb for the period compared to US$13.47/lb in the previous corresponding six month period to December 2007;

(ii) an interest expense of US$21.6 million (pre-tax) due to increased debt following the repurchase of 20 per cent. of AQPSA and 6.8 per cent. of Aquarius;

(iii) US$16.8 million (pre-tax) of adjustments associated with the temporary suspension of mining at the Everest mine on 7 December 2008. US$10.1 million of this related to impairment of mining assets damaged as a result of the subsidence event;

(iv) a US$29 million foreign currency loss (pre-tax) on pipeline advances due to the US dollar strengthening during the half year; and

(v) US$41 million of negative PGM sales adjustments (pre-tax) due to declining PGM prices.

Aquarius expects to publish its production and financial results for the quarter ended 31 March 2009 during the week commencing 20 April 2009.

Production overview

Total on mine production for the quarter ended 31 March 2009 is expected to be approximately 190,600 PGM ounces of which 95,300 PGM ounces are attributable to Aquarius. Production in the quarter ended 31 March 2009 is not directly comparable to the previous quarters due to the suspension of operations at the Everest mine in December 2008. Adjusting for the temporary closure of the Everest mine, Aquarius attributable production for the third quarter is estimated to be approximately 5,000 PGM ounces (5 per cent.) lower when compared to the quarter ended 31 December 2008. The third quarter production was affected by the number of public holidays falling within the period. Production from Kroondal and Marikana was affected by the lower number of mining shifts in the quarter, with planned mill relines further impacting on production at Kroondal. As a consequence of these public holidays, the third quarter experienced a 13.5 per cent. decrease in the number of mining shifts worked during the quarter as compared to the quarter ended 31 December 2008.

Both Kroondal and Marikana operations have shown production improvements to the prior comparable period (the third quarter ended 31 March 2008) with significant production improvement from Marikana. Adjusting for the temporary closure of the Everest mine, production for the quarter ended 31 March 2009 is expected to be approximately 19 per cent. higher compared to the previous corresponding quarter on a year on year basis. Despite the slightly lower production due to the impact of holidays, unit cost costs are expected to be comparable to the quarter ended 31 December 2008.

Production at the Mimosa mine in Zimbabwe was 5 per cent. above the quarter ended 31 December 2008. Unit costs at the Mimosa mine remain amongst the lowest in the industry despite an increase of 15 per cent. to 20 per cent. in the quarter, following increases in labour, water, electricity, levies, and municipal rates. The increased unit costs at Mimosa are a result of the dollarisation of the Zimbabwean economy. The full impact of the dollarisation of the Zimbabwean economy is yet to be determined as there are still distortions in terms of pricing

in the economy which are expected to stabilise in the near future and some positive effects may materialise to offset the obvious negatives.

Production statistics by mine

	Quarter Ended				
PGMs (4E)	**Mar 2008**	**Jun 2008**	**Sep 2008**	**Dec 2008**	**Mar 2009****
Kroondal	100,020	83,062	101,731	109,707	103,000
Marikana	24,223	28,416	38,883	42,451	39,000
Everest	31,107	31,327	32,365	31,703	-
Mimosa	34,283	38,517	43,638	43,232	45,000
CTRP	2,309	2,044	1,764	1,784	1,200
Platinum Mile	-	5,035	5,983	3,103	2,400
Total	**191,942**	**188,401**	**224,364**	**231,980**	**190,600***

* *Q3 production is not comparable to previous quarter's production due to the temporary closure of the Everest mine in December 2008*

** *Q3 production figures are preliminary estimates based on actual production results for the two months ended February 2009, and estimates for the March production month*

Production statistics by mine attributable to Aquarius

	Quarter Ended				
PGMs (4E)	**Mar 2008**	**Jun 2008**	**Sep 2008**	**Dec 2008**	**Mar 2009****
Kroondal	50,010	41,531	50,866	54,854	51,500
Marikana	12,110	14,208	19,442	21,226	19,500
Everest	31,107	31,327	32,365	31,703	-
Mimosa	17,140	19,258	21,819	21,616	22,500
CTRP	1,155	1,022	882	892	600
Platinum Mile	-	2,517	2,992	1,552	1,200
Total	**111,522**	**109,863**	**128,366**	**131,843**	**95,300***

* *Q3 production is not comparable to previous quarter's production due to the temporary closure of the Everest mine in December 2008*

** *Q3 production figures are preliminary estimates based on actual production results for the two months ended February 2009, and estimates for the March production month*

Metals prices and foreign exchange impacts

Metals prices, both provisional and realised, for PGMs improved from the lows experienced in the December 2008 quarter. At 25 March 2009 platinum closed at US$1,124 per ounce, up 24 per cent. from the December 2008 closing price. Much of the increase is attributed to the tightening of the PGM markets as demand for autocatalysts is less subdued than anticipated due to the introduction of state subsidies for new light vehicle purchases in Germany and

France, a strengthening market for platinum jewellery in China and increased investment demand via the platinum ETFs as investors look to diversify their investment portfolios into gold and other precious metals. Palladium remained flat at US$215 per ounce. Rhodium, which had decreased significantly from July 2008 to December 2008, has stabilised at US$1,200 per ounce in early March 2009. Gold increased 9 per cent. to close February 2009 at US$945 per PGM ounce.

Impact on pipeline advances

Following the recent stabilisation in PGM prices since a December 2008 month average of US$840 per ounce for platinum, prices have stabilised and shown some recovery through the 2009 calendar year to date. The residual impact on cash flow from declining PGM prices in the months of November and December 2008 flowed through into February 2009. The recent stability and recovery in prices should reflect less volatile cash flow movements in price adjustments going forward.

Pricing

The 4PGE basket prices calculated for the third quarter 2009 (to March 2009) showed firm increases in January and February which have been held through March. The calculation of achieved basket prices is complex, however, it can be seen at South African operations that the average achieved basket price for the operations in the second quarter 2009 (to December 2008) was $744 per PGM ounce, whereas the average basket price calculated using daily prices from Bloomberg for the third quarter 2009 to March 2009 (though using data only to 19 March 2009) is approximately $795 per PGM ounce. An approximate increase of 7 per cent. It is too early to provide any firm comparison for the Mimosa Mine in Zimbabwe.

Production Outlook

The Company is targeting reductions in operating costs during the second half of the current financial year. Further, it is anticipated that the fourth quarter should see an improvement in production at all operations. Group attributable production for the current financial year is expected to be in the range of 450,000–475,000 PGM ounces.

Contacts

Aquarius Platinum Limited	
Stuart Murray, CEO	+27 11 455 2050
Willi Boehm, Company Secretary	+61 8 9367 5211
Nicholas Bias, IR	+41 79 888 1642
Merrill Lynch International	
Andrew Osborne	+44 20 7628 1000
Rupert Hume-Kendall	+44 20 7628 1000
Euroz Securities Limited	
Doug Young	+61 8 9488 1400

Rand Merchant Bank, a division of FirstRand Bank Limited

Peter Hayward-Butt	+27 11 282 8000
Carel Vosloo	+27 11 282 8000

Lazard & Co., Limited

Peter Kiernan	+44 20 7187 2000
Spiro Youakim	+44 20 7187 2000

The statements contained in this announcement that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of risks and uncertainties, may of which are beyond Aquarius' control and all of which are based on Aquarius' current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimate", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In addition, from time to time, Aquarius or its representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of an authorised executive officer of Aquarius. These forward-looking statements and other statements contained in this announcement regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Aquarius Group. Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. Please refer to "Risk Factors" set out in Appendix II to this announcement for further information in this regard.

The forward-looking statements contained in this announcement speak only as of the date of this announcement and none of Aquarius or Merrill Lynch or Euroz undertakes any duty to, and will not necessarily, release publicly any updates or revisions to any forward-looking statements contained here to reflect any change in Aquarius' expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law, the Corporations Act, the ASX Listing Rules, the Prospectus Rules, the UK Listing Rules and the Disclosure and Transparency Rules, JSE Listing Requirements and the South African Companies Act.

This announcement is for information purposes only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Aquarius.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch, Euroz or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.

Both Merrill Lynch and Euroz are acting exclusively for Aquarius and for no-one else in connection with the Placing and Proposed Rights Issue, and will not regard any other person as a client in relation to the Placing or the Proposed Rights issue and will not be responsible to anyone other than Aquarius for providing the protections afforded to clients of either Merrill Lynch or Euroz nor for providing advice in relation to the Placing or Proposed Rights Issue or any other matter referred to in this announcement (including the Appendices).

Both Rand Merchant Bank and Lazard are acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of either Rand Merchant Bank or Lazard nor for providing advice in relation to the matters referred to in this announcement.

The distribution of this announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Aquarius or the Bookrunner or Euroz that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Aquarius, the Bookrunner and Euroz to inform themselves about, and to observe such restrictions.

The price of shares and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the shares.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT (INCLUDING THE APPENDICES), AND THE TERMS AND CONDITIONS SET OUT IN THIS ANNOUNCEMENT ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT PERSONS WHO ARE: (A) (I) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "**ORDER**"), OR (II) PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER, OR (III) PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED; AND (B) (I) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS ("**QUALIFIED INVESTORS**") (AS DEFINED IN ARTICLE 2(1)(E) OF EU DIRECTIVE 2003/71/EC (THE "**PROSPECTUS DIRECTIVE**")), AND/OR (II) PERSONS IN THE UNITED KINGDOM WHO ARE QUALIFIED INVESTORS (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "**RELEVANT PERSONS**"). THIS ANNOUNCEMENT (INCLUDING THE APPENDICES), AND THE TERMS AND CONDITIONS SET OUT IN THIS ANNOUNCEMENT MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT (INCLUDING THE APPENDICES) AND THE TERMS AND CONDITIONS SET OUT IN THIS ANNOUNCEMENT RELATE IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS ANNOUNCEMENT (INCLUDING THE APPENDICES) DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN AQUARIUS PLATINUM LIMITED.

This announcement is not a prospectus for the purposes of the Australian Corporations Act and may not contain all of the information that an Australian investor may find in a prospectus prepared in accordance with the Australian Corporations Act which may be required in order to make an informed investment decision regarding, or about the rights attaching to, Placing Shares. As no prospectus will be lodged with the Australian Securities & Investments Commission ("**ASIC**") or otherwise prepared in accordance with the Australian Corporations Act in respect of the Placing, the Placing Shares will only be offered or issued to persons in Australia to whom an offer of shares for issue may be made without a prospectus under Part 6D.2 of the Australian Corporations Act or to persons outside Australia in accordance with the laws of any other applicable jurisdiction. If you are located in Australia, you confirm and warrant that you are a person to whom an offer of securities may be made under section 708(8) or 708(11) of the Australian Corporations Act such that any offer or invitation to you does not require a prospectus or other form of disclosure document under the Australian Corporations Act and you agree that you will not offer to sell the Placing Shares to any person that is not a sophisticated or professional investor under section 708(8) or 708(11) of the Australian Corporations Act until the day after a notice is lodged by the Company with ASX that complies with subsections 708A(5)(e) and (6) of the Australian Corporations Act.

This announcement is not a prospectus for the purposes of the New Zealand Securities Act 1978 (NZ) and may not contain all of the information that a New Zealand investor may find in a prospectus prepared in accordance with the New Zealand Securities Act 1978 (NZ) which may be required in order to make an informed investment decision regarding, or about the rights attaching to, Placing Shares. As no prospectus will be lodged with the New Zealand Companies Office or otherwise prepared in accordance with New Zealand law in respect of the Placing, the Placing Shares will only be offered or issued to persons in New Zealand to whom an offer of shares for issue may be made without a prospectus under the New Zealand Securities Act 1978 (NZ) or to persons outside New Zealand in accordance with the laws of any other applicable jurisdiction. If you are located in New Zealand, you confirm and warrant that you are a person to whom an offer of securities may be made under section 3(2)(ii) of the New Zealand Securities Act 1978 (NZ) such that any offer or invitation to you does not require a prospectus or other form of disclosure document under the New Zealand Securities Act 1978 (NZ) and you acknowledge that any Placing Shares allotted to you are not being allotted with a view to them being offered for sale to the public in New Zealand and further warrant that if in the future you elect to directly or indirectly sell or offer any of the Placing Shares allotted to you, you undertake not to do so in a manner which will, or is likely to, result in a contravention of the New Zealand Securities Act 1978 (NZ) or may result in the Company or the Bookrunner or Co-Lead Manger incurring liability.

This announcement, including the Appendix, is not for distribution directly or indirectly in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia), Canada or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute or form part of an offer or solicitation to purchase or subscribe for shares in the capital of Aquarius in the United States, Canada or Japan or any jurisdiction in which such an offer or solicitation is unlawful. In particular, the Placing Shares referred to in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "**Securities Act**") or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act. Subject to exceptions, the

Placing Shares referred to in this announcement are being offered and sold only outside the United States in accordance with Regulation S under the Securities Act. No public offering of securities of Aquarius will be made in the United States.

The Placing Shares have not been approved or disapproved by the US Securities and Exchange Commission, any State securities commission or any other regulatory authority in the United States, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this announcement. Any representation to the contrary is unlawful.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by Investments Commission or the Japanese Ministry of Finance; and the Placing Shares have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada or Japan. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada or Japan.

This announcement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the "**DFSA**"). This announcement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this announcement nor taken steps to verify the information set forth herein and has no responsibility for this announcement.

This announcement does not constitute a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the SWX Swiss Exchange. The Placing Shares will not be listed on the SWX Swiss Exchange and, therefore, this announcement does not comply with the disclosure standards of the Listing Rules of the SWX Swiss Exchange. Accordingly, the Placing Shares may not be offered to the public in or from Switzerland, except to a selected and limited group of investors, who do not subscribe the Placing Shares with a view to distribution to the public.

By participating in the Bookbuild and the Placing, such person will be deemed to have read and understood this announcement, including the Appendix, in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements, and undertakings contained in the Appendix. In particular each such Placee represents, warrants and acknowledges that:

(a) It is a Relevant Person and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

(b) It is outside the United States and is subscribing for the Placing Shares in an "offshore transaction" (within the meaning of Regulation S under the Securities Act); and

(c) It is a person to whom an offer of securities may be made under section 708(8) or 708(11) of the Australian Corporations Act and agrees that it will not offer to sell the Placing Shares to any person that is not a sophisticated or professional investor under

section 708(8) or 708(11) of the Australian Corporations Act until the day after a notice is lodged by the Company with ASX that complies with subsections 708A(5)(e) and (6) of the Australian Corporations Act.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of the Appendix or this announcement should seek appropriate advice before taking any action.

Neither the content of Aquarius' website nor any website accessible by hyperlinks on Aquarius' website is incorporated in, or forms part of, this announcement.

APPENDIX I

TERMS AND CONDITIONS OF THE PLACING

IMPORTANT INFORMATION FOR PLACEES ONLY REGARDING THE PLACING

Details of the Placing

The Bookrunner and Co-Lead Manager have entered into an agreement with Aquarius (the "**Placing and Rights Issue Underwriting Agreement**") under which, subject to the conditions set out in that agreement, the Bookrunner and the Co-Lead Manager have severally agreed, as agent for and on behalf of Aquarius, to use all reasonable endeavours to procure subscribers for Placing Shares at a price determined following completion of the bookbuilding process in respect of the Placing (the "**Bookbuild**"), described in this announcement and set out in the Placing Agreement. The Placing is not underwritten, save as regards settlement of Placees commitments.

The Placing Shares will, when issued and fully paid, rank *pari passu* in all respects with the existing common shares of Aquarius including the right to receive all dividends and other distributions declared, made or paid on or in respect of such shares after the date of issue of the Placing Shares.

As part of the Placing, Aquarius has agreed that it will not, save as will be disclosed in the Prospectus (as referred to below), issue any common shares during the Restricted Period without the prior consent of Merrill Lynch and Euroz (such consent not to be unreasonably withheld or delayed). This agreement does not however prevent Aquarius from granting or satisfying exercises of outstanding options, warrants or conversion rights outstanding as disclosed in the Prospectus or the grant of options or rights under Aquarius' existing share schemes.

"Restricted Period" means the period ending on the first to occur of:

(a) the date on which all of Merrill Lynch's and Euroz's obligations under the Placing and Rights Issue Underwriting Agreement in relation to the Placing cease (in the event the Placing does not proceed);

(b) the date falling 60 dealing days after the date on which all of their obligations under the Placing and Rights Issue Underwriting Agreement in relation to the Proposed Rights Issue cease; and

(c) the date falling 60 dealing days after the date on which Merrill Lynch's and Euroz's obligations under the Placing and Rights Issue Underwriting Agreement cease upon making payment pursuant to their underwriting obligations.

Application for listing and admission to trading

Application will be made to ASX for quotation of the Placing Shares on ASX. It is expected that dealings on ASX in the Placing Shares will commence at 10.00 a.m. (AWST) on 1 April 2009.

Application will be made to the UK Listing Authority and to the London Stock Exchange for the Placing Shares to be admitted to a secondary listing on the Official List of the UK Listing Authority and to trading on the main market for listed securities of the London Stock Exchange, respectively. It is expected that admission will become effective and that dealings on the London Stock Exchange in the Placing Shares will commence at 8.00 a.m. (London time) on .31 March 2009.

Application will be made to the JSE for the Placing Shares to be admitted to listing and trading on the Main Board of the JSE. It is expected that admission will become effective and that dealings on the JSE in the Placing Shares will commence at 9.00 a.m. (CAT) on 31 March 2009.

Bookbuild

The Bookrunner and the Co-Lead Manager will today commence the Bookbuild to determine demand for participation in the Placing by Placees. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

The Bookrunner and the Co-Lead Manager and Aquarius shall be entitled to effect the Placing by such alternative method to the Bookbuild as they may, in their sole discretion, determine.

Participation in, and principal terms of, the Placing

1. Merrill Lynch is acting as Bookrunner and agent of Aquarius, and Euroz is acting as Co-Lead Manager and agent of Aquarius.

2. Participation in the Placing will only be available to persons who may lawfully be, and are, invited to participate by the Bookrunner or the Co-Lead Manager. The Bookrunner and the Co-Lead Manager and their affiliates are each entitled to enter bids in the Bookbuild as principal.

3. The Bookbuild will establish a single price in sterling. An Australian Dollar price will be determined from that sterling price at an exchange rate to be determined at the sole discretion of the Bookrunner. Placees will be entitled to choose the currency they wish to settle in, payable to the Bookrunner or Co-Lead Manager by all Placees whose bids are successful (the "**Placing Price**"). The Placing Price and the number of Placing Shares to be issued will be agreed between the Bookrunner, the Co-Lead Manager and Aquarius following completion of the Bookbuild. **Any discount to the market price of the Common Shares will not be limited by UKLA Rules, as Aquarius has a secondary not primary listing in the UK.** The Placing Price and the number of

Placing Shares will be announced on a Regulatory Information Service following the completion of the Bookbuild.

4. To bid in the Bookbuild, Placees should communicate their bid by telephone to their usual sales contact at the Bookrunner or the Co-lead Manager. Each bid should state the number of Placing Shares which the prospective Placee wishes to subscribe for at either the sterling or Australian Dollar Placing Price, which is ultimately established by Aquarius and the Bookrunner and the Co-Lead Manager, or at prices in sterling or Australian Dollars up to a price limit in sterling or Australian Dollars specified in its bid. Bids may be scaled down by the Bookrunner and the Co-Lead Manager on the basis referred to in paragraph 9 below.

5. The Bookbuild is expected to close no later than 4.30 p.m. (London time) on 26 March 2009 but may be closed earlier or later at the discretion of the Bookrunner and the Co-Lead Manager. The Bookrunner and Co-Lead Manager may, in agreement with Aquarius, accept bids that are received after the Bookbuild has closed. Aquarius reserves the right (upon the agreement of the Bookrunner and the Co-Lead Manager) to reduce or seek to increase the amount to be raised pursuant to the Placing, or not to proceed with the Placing, in its absolute discretion.

6. Each prospective Placee's allocation will be agreed between the Bookrunner, the Co-Lead Manager and Aquarius and will be confirmed orally or in writing by the Bookrunner or Co-lead Manager as agent of Aquarius following the close of the Bookbuild. Except as otherwise provided that oral or written confirmation will constitute an irrevocable legally binding commitment upon that person (who will at that point become a Placee) to subscribe for the number of Placing Shares allocated to it at the Placing Price in the currency of its bid on the terms and conditions set out in this Appendix and in accordance with Aquarius's bye-laws.

7. Each prospective Placee's allocation and commitment will be evidenced by a contract note issued to such Placee by the Bookrunner or Co-lead Manager. The terms of this Appendix will be deemed incorporated in that contract note.

8. Each Placee will also have an immediate, separate, irrevocable and binding obligation, owed to the Bookrunner or Co-lead Manager as appropriate as agent of Aquarius, to pay in cleared funds, an amount equal to the product of the Placing Price and the number of Placing Shares such Placee has agreed to subscribe for and Aquarius has agreed to allot and issue to that Placee.

9. The Bookrunner or the Co-Lead Manager may choose to accept bids, either in whole or in part, on the basis of allocations determined in agreement with Aquarius and may scale down any bids for this purpose on such basis as they may determine. The Bookrunner and the Co-Lead Manager may also, notwithstanding paragraphs 4 and 5 above, subject to the prior consent of Aquarius (i) allocate Placing Shares after the time of any initial allocation to any person submitting a bid after that time and (ii) allocate Placing Shares after the Bookbuild has closed to any person submitting a bid after that time.

10. A bid in the Bookbuild will be made on the terms and subject to the conditions in this announcement and except otherwise provided will be legally binding on the Placee on

behalf of which it is made and except with the consent of the Bookrunner and the Co-Lead Manager will not be capable of variation or revocation after the time at which it is submitted.

11. Irrespective of the time at which a Placee's allocation pursuant to the Placing is confirmed, settlement for all Placing Shares to be acquired pursuant to the Placing will be required to be made at the same time, on the basis explained below under "Registration and Settlement".

12. All obligations under the Bookbuild and Placing will be subject to fulfilment of the conditions referred to below under "Conditions of the Placing" and to the Placing not being terminated on the basis referred to below under "Termination of the Placing Agreement".

13. By participating in the Bookbuild, each Placee will agree that its rights and obligations in respect of the Placing will terminate only in the circumstances described below and will not be capable of rescission or termination by the Placee.

14. To the fullest extent permissible by law, none of the Bookrunner, the Co-lead Manager, or any of their affiliates shall have any liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, none of the Bookrunner, the Co-lead Manager, or any of their affiliates shall have any liability (including to the fullest extent permissible by law, any fiduciary duties) in respect of the Bookrunner or Co-lead Manager's conduct of the Bookbuild or of such alternative method of effecting the Placing as the Bookrunner, Co-lead Manager and Aquarius may agree.

Conditions of the Placing

The obligations of the Bookrunner and the Co-Lead Manager under the Placing Agreement are conditional on, amongst other things:

(a) agreement being reached between Aquarius and the Bookrunner and the Co-Lead Manager on the Placing Price and the number of Placing Shares;

(b) the representations and warranties contained in the Placing Agreement being true and accurate on the date of the Placing Agreement and remaining so at all times down to and including Admission (by reference to the facts and circumstances then existing);

(c) Aquarius having complied with its obligations under the Placing Agreement to the extent the same fall to be performed or satisfied prior to Admission;

(d) the amount raised in the Placing being not less than the Placing Minimum Proceeds;

(e) Admission taking place by 8.00 a.m. (London time) on 31 March 2009 (or such later date as Aquarius and the Bookrunner and the Co-Lead Manager may otherwise agree)

and ASX providing approval for quotation on ASX and JSE agreeing to admit the Placing Shares to trading on the Main Board of the JSE;

(f) approval of the Prospectus by the UKLA;

(g) in the opinion of the Bookrunner and the Co-Lead Manager, there not having been a material adverse change, or any development reasonably likely to involve a material adverse change in or affecting the condition (financial, operational, legal or otherwise), prospects, earnings, solvency, credit ratings, business affairs, or operations of Aquarius and its subsidiaries, whether or not arising in the ordinary course of business since the date of the Placing Agreement as a result of which the Bookrunner and the Co-Lead Manager (acting in good faith) consider it to be impractical, inappropriate or inadvisable to proceed with the Placing, Admission or trading in the Placing Shares;

(h) the representations, warranties and undertakings on the part of Aquarius contained in the Placing Agreement being true and accurate in all respects and not misleading in any respect on and as of the date of the Placing Agreement and at certain other times up until before Admission as if they had been repeated by reference to the facts and circumstances then existing and no matter having arisen prior to the time of Admission which might reasonably be expected to give rise to a claim under the indemnity in the Placing Agreement and which, in any such case, Merrill Lynch or Euroz, acting in good faith, considers whether singularly or in the aggregate to be material in the context of the Placing, the Rights Issue, Admission or trading in the Placing Shares following Admission;

(i) the Convertible Bond Underwriting Agreement having become unconditional in all respects (other than certain specified conditions relating to the Placing and payment of its proceeds) and incapable of termination by any of the parties to it, and not having lapsed or been terminated prior to Admission;

(j) the Implementation Agreement relating to Ridge not having lapsed or been terminated prior to Admission and no condition thereunder having failed as a result of which either Merrill Lynch or Euroz (acting in good faith) considers it to be impracticable, in appropriate or inadvisable to proceed with the Placing;

(k) the Prospectus not containing any information (which is not in the underwriting proof) which, in the opinion of either Merrill Lynch or Euroz (acting in good faith), is material and adverse for the purposes of procuring Placing commitments or the Placees agreeing to subscribe for Placing Shares; and

(l) no event referred to in section 87G(1) of the Financial Services and Markets Act 2000 ("**FSMA**") arising between the time of publication of the Prospectus and Admission and no Supplementary Prospectus being published by or on behalf of the Company before Admission which either of Merrill Lynch or Euroz, acting in good faith, considers whether singularly or in the aggregate to be material in the context of the Placing, the Rights Issue, Admission or trading in the Placing Shares following Admission.

If any of the conditions contained in the Placing Agreement in relation to the Placing Shares are not fulfilled or waived by the Bookrunner and the Co-Lead Manager (acting together), by the respective time or date where specified (or such later time and/or date as Aquarius and the Bookrunner and the Co-Lead Manager may agree), the Placing will not proceed and the Placee's rights and obligations hereunder in relation to the Placing Shares shall cease and terminate at such time and each Placee agrees that no claim can be made by the Placee in respect thereof.

The Bookrunner and the Co-Lead Manager may, at their discretion and upon such terms as they think fit, waive compliance by Aquarius with the whole or any part of any of Aquarius's obligations in relation to the conditions in the Placing Agreement save that the condition in the Placing Agreement relating to Admission taking place may not be waived. Any such extension or waiver will not affect Placees' commitments as set out in this announcement.

None of the Bookrunner, Aquarius or any other person shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and /or the date for the satisfaction of any condition to the Placing or for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally, and by participating in the Placing each Placee agrees that any such decision is within the absolute discretion of the Bookrunner and the Co-Lead Manager.

Termination of the Placing Agreement

The Bookrunner or and the Co-Lead Manager are each entitled, at any time before Admission, to terminate the Placing Agreement by giving notice to Aquarius if, amongst other things:

(a) there has been a breach of any of the warranties or undertakings contained in the Placing Agreement or of any other provision in the Placing Agreement which the Bookrunner and Co-Lead Manager consider, acting in good faith, to be material in the context of the Placing or any of the matters contemplated by the Placing Agreement; or

(b) it shall come to the notice of the Bookrunner or the Co-Lead Manager that any statement contained in this announcement, the underwriters' proof, or any other public document or announcement issued or published by or on behalf of Aquarius in

connection with the Placing (together the "**Placing Documents**"), is or has become untrue, incorrect or misleading in any respect, or any matter has arisen, which would, if such document had been issued at that time, constitute an omission from such document, or any of them, and which the Bookrunner or the Co-Lead Manager considers (acting in good faith) to be material in the context of the Placing, Admission or any of the transactions contemplated by the Placing Agreement; or

(c) there has occurred (i) any material adverse change in the financial markets in the United States, the United Kingdom, Australia, South Africa, or any member state of the EEA or in the international financial markets, (ii) any outbreak or escalation of hostilities, act of terrorism or other calamity or crisis or (iii) any change or development involving a prospective change in national or international political, financial or economic conditions, or currency exchange rates or exchange controls, in each case the effect of which is such as to make it, in the judgement of the Bookrunner or and the Co-Lead Manager, impracticable or inadvisable to proceed with the Placing; or

(e) trading in any securities of Aquarius is suspended or limited by the London Stock Exchange, the ASX or the JSE or there are certain other disruptions, limitation or suspensions in respect of the operations of certain stock exchanges or a banking moratorium is declared by certain authorities; or

(f) there is the occurrence of an adverse change (or a prospective adverse change) in US, UK, South African, Australian or Bermudan taxation affecting Common Shares or the transfer of such shares or exchange controls are imposed by the US, UK, South African, Australia or Bermuda, the effect of which the Bookrunner and Co-Lead Manager consider, acting in good faith, makes impracticable, inappropriate, or inadvisable to proceed with the proposed Placing or Proposed Rights Issue.

Upon such termination, the parties to the Placing Agreement shall be released and discharged (except for any liability arising before or in relation to such termination) from their respective obligations under or pursuant to the Placing Agreement subject to certain exceptions.

By participating in the Placing, Placees agree that the exercise by the Bookrunner and the Co-Lead Manager of any right of termination or other discretion under the Placing Agreement shall be within the absolute discretion of the Bookrunner and Co-Lead Manager and that they need not make any reference to Placees and that they shall have no liability to Placees whatsoever in connection with any such exercise or failure so to exercise.

No Prospectus

No Prospectus has been published in order to effect the sale of shares in the Placing. A Prospectus is anticipated to be approved as soon as practicable by the UKLA (in accordance with the UK Financial Services and Markets Act 2000) in order to bring the Placing Shares to Admission and in order to offer new common shares in the Proposed Rights Issue. No prospectus will be published within the meaning of the South African Companies Act 61 of 1973 nor the Australian Corporations Act.

Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement (including the Appendices) is exclusively the responsibility of Aquarius and

confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of Aquarius, the Bookrunner or the Co-lead Manager or any other person (save for any other offering document it may receive and agree in writing with the Bookrunner or Euroz that it has received, which shall also be exclusively the responsibility of Aquarius ("**Agreed Offering Documents**") and none of the Bookrunner, Co-lead Manager or Aquarius nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of Aquarius in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and settlement

Settlement of transactions in the Placing Shares following Admission will take place:

- in respect of the Placing Shares to be held on the UK share register, in Depositary Interest form within the system administered by Euroclear UK & Ireland Limited ("**CREST**"), subject to certain exceptions; or
- in respect of Placing Shares to be held on the Australian share register, on a delivery versus payment basis in accordance with the CHESS Rules with the Bookrunner or Co-lead Manager or their respective nominated affiliates acting as brokers under the CHESS Rules to manage settlement on behalf of the Company.

Aquarius reserves the right to require settlement for and delivery of the Placing Shares (or a portion thereof) to Placees in certificated form if, in the Bookrunner's opinion, delivery or settlement is not possible or practicable within the CREST or CHESS system or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

Following the close of the Bookbuild for the Placing, each Placee allocated Placing Shares in the Placing will be sent a contract note stating the number of Placing Shares to be allocated to it at the Placing Price and settlement instructions.

Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with the standing CREST, CHESS or certificated settlement instructions that it has in place with the Bookrunner or the Co-Lead Manager.

Aquarius will deliver the Placing Shares:

- in Depositary Interest form to a CREST account operated by the Bookrunner as agent for Aquarius and the Bookrunner will enter its delivery (DEL) instruction into the CREST system. The input to CREST by a Placee of a matching or acceptance instruction will then allow delivery of the relevant Placing Shares to that Placee against payment; or
- CHESS holdings as the Bookrunner or Co-lead Manager directs in respect of the Placing Shares which are to be allotted in uncertificated form and, in each case, ensure that the same are enabled for settlement as soon as practicable after Placing Admission and in any event prior to the relevant Record Date.

It is expected that settlement will be on a T + 3 basis in accordance with the instructions given to the Bookrunner or the Co-Lead Manager.

Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of two percentage points above LIBOR as determined by the Bookrunner.

Each Placee is deemed to agree that, if it does not comply with these obligations, Aquarius may sell any or all of the Placing Shares allocated to that Placee on such Placee's behalf and retain from the proceeds, for Aquarius's account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax or other taxes or duties (together with any interest or penalties) which may arise upon the sale of such Placing Shares on such Placee's behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the trade confirmation is copied and delivered immediately to the relevant person within that organisation. Insofar as Placing Shares in Depositary Interest form are registered in a Placee's name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. Placees will not be entitled to receive any fee or commission in connection with the Placing.

Representations and warranties

By participating in the Placing each Placee (and any person acting on such Placee's behalf) acknowledges, undertakes, represents, warrants and agrees (as the case may be) the following. It:

1. represents and warrants that it has read this announcement, including the Appendix and any Agreed Offering Document, in its entirety;

2. acknowledges and agrees that no other offering document, listing particulars or prospectus has been or will be prepared in connection with the Placing;

3. acknowledges that the ordinary shares in the capital of Aquarius are listed as a secondary listing on the Official List of the FSA, and Aquarius is therefore required to publish certain business and financial information in accordance with the rules and practices of the FSA, which includes a description of the nature of Aquarius's business and Aquarius's most recent balance sheet and profit and loss account and that it is able to obtain or access such information without undue difficulty, and is able to obtain access to such information or comparable information concerning any other publicly traded company, without undue difficulty;

4. acknowledges that none of the Bookrunner Co-Lead Manager nor Aquarius nor any of their affiliates nor any person acting on behalf of any of them has provided, and will not provide, it with any material regarding the Placing Shares or Aquarius or any other person other than this announcement; nor has it requested any of the Bookrunner, the

Co-Lead Manager, Aquarius, any of their affiliates or any person acting on behalf of any of them to provide it with any such information;

5. represents and warrants that it is outside the United States and is subscribing for the Placing Shares in an "offshore transaction" (within the meaning of Regulation S under the Securities Act); and it is acquiring the Placing Shares for its own account or for an account with respect to which it exercises sole investment discretion and in either case not with a view to, or for resale in connection with, the distribution thereof, in whole or in part, in the United States;

6. acknowledges that (i) it and, if different, the beneficial owner of the Placing Shares is not, and at the time the Placing Shares are acquired will not be residents or located in the United States, Canada or Japan, and (ii) the Placing Shares have not been and will not be registered under the securities legislation of the United States, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, in or into those jurisdictions;

7. acknowledges that the content of this announcement is exclusively the responsibility of Aquarius and that neither of the Bookrunner nor the Co-Lead Manager nor any person acting on their behalf has or shall have any liability for any information, representation or statement contained in this announcement, any Agreed Offering Document or any information previously published by or on behalf of Aquarius and will not be liable for any Placee's decision to participate in the Placing based on any information, representation or statement contained in this announcement, any Agreed Offering Document or otherwise. Each Placee further represents, warrants and agrees that the only information on which it is entitled to rely and on which such Placee has relied in committing itself to subscribe for the Placing Shares is contained in this announcement, the any Agreed Offering Document and any information previously published by Aquarius by notification to a Regulatory Information Service, such information being all that it deems necessary to make an investment decision in respect of the Placing Shares and that it has neither received nor relied on any other information given or representations, warranties or statements made by any of the Bookrunner, the Co-Lead Manager or Aquarius and none of the Bookrunner, the Co-Lead Manager or Aquarius will be liable for any Placee's decision to accept an invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of Aquarius in deciding to participate in the Placing;

8. acknowledges that neither of the Bookrunner, the Co-Lead Manager nor any person acting on behalf of them nor any of their affiliates has or shall have any liability for any publicly available or filed information, or any representation relating to Aquarius, provided that nothing in this paragraph excludes the liability of any person for fraudulent misrepresentation made by that person;

9. represents and warrants that it has complied with its obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, the Terrorism Act 2000, the Terrorism Act 2006 and the Money Laundering Regulations 2007 (the "**Regulations**") and, if making payment on behalf of a third party, that

satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

10. if a financial intermediary, as that term is used in Article 3(2) of EU Directive 2003/71/EC (the "**Prospectus Directive**") (including any relevant implementing measure in any member state), represents and warrants that the Placing Shares purchased by it in the Placing will not be acquired on a non-discretionary basis on behalf of, nor will they be acquired with a view to their offer or resale to, persons in a member state of the European Economic Area which has implemented the Prospectus Directive other than to qualified investors, or in circumstances in which the prior consent of the Joint Bookrunners has been given to the proposed offer or resale;

11. represents and warrants that it has not offered or sold and, prior to the expiry of a period of six months from Admission, will not offer or sell any Placing Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of the Financial Services and Markets Act 2000;

12. represents and warrants that it has not offered or sold and will not offer or sell any Placing Shares to persons in the European Economic Area prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted in and which will not result in an offer to the public in any member state of the European Economic Area within the meaning of the Prospectus Directive (including any relevant implementing measure in any member state);

13. represents and warrants that it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

14. represents and warrants that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving, the United Kingdom;

15. (A) represents and warrants that it is a person falling within Article 19(5) and / or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or is a person to whom this Announcement may otherwise be lawfully communicated; and

    (B) acknowledges that any offer of Placing Shares may only be directed at persons to the extent in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) and represents and agrees that it is such a qualified investor;

16. represents and warrants that it is a person to whom an offer of securities may be made under section 708(8) or 708(11) of the Australian Corporations Act and agrees that it will not offer to sell the Placing Shares to any person that is not a sophisticated or professional investor under section 708(8) or 708(11) of the Australian Corporations Act until the day after a notice is lodged by the Company with ASX that complies with subsections 708A(5)(e) and (6) of the Australian Corporations Act;

17. represents and warrants that it is entitled to purchase the Placing Shares under the laws of all relevant jurisdictions which apply to it, and that its subscription of the Placing Shares will be in compliance with applicable laws and regulations in the jurisdiction of its residence, the residence of the Company, or otherwise;

18. undertakes that it (and any person acting on its behalf) will make payment for the Placing Shares allocated to it in accordance with this announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other subscribers or sold as the Bookrunner or the Co-Lead Manager may in their discretion determine and without liability to such Placee;

19. acknowledges that its allocation (if any) of Placing Shares will represent a maximum number of Placing Shares which it will be entitled, and required, to subscribe for, and that Aquarius may call upon it to subscribe for a lower number of Placing Shares (if any), but in no event in aggregate more than the aforementioned maximum;

20. acknowledges that neither of the Bookrunner, the Co-Lead Manager, nor any of their respective affiliates, nor any person acting on behalf of either of them, is making any recommendations to it, advising it regarding the suitability of any transactions it may enter into in connection with the Placing and that participation in the Placing is on the basis that it is not and will not be a client of either the Bookrunner or the Co-Lead Manager and that the Bookrunner and the Co-Lead Manager have no duties or responsibilities to it for providing the protections afforded to their clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement nor for the exercise or performance of any of its rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;

21. undertakes that the person whom it specifies for registration as holder of the Placing Shares will be (i) itself or (ii) its nominee, as the case may be. Neither of the Bookrunner the Co-Lead Manager or Aquarius will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of such Placee agrees to participate in the Placing and it agrees to indemnify Aquarius and the Bookrunner and the Co-Lead Manager in respect of the same on the basis that the Placing Shares will be allotted to the CREST stock account of Merrill Lynch who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing settlement instructions (or as otherwise agreed with such Placee);

22. acknowledges that these terms and conditions and any agreements entered into by it pursuant to these terms and conditions and any non-contractual obligations arising out of or in connection with such agreements shall be governed by and construed in accordance with the laws of England and Wales and it submits (on behalf of itself and

on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract, except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by Aquarius or the Bookrunner or the Co-Lead Manager in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;

23. acknowledges that Merrill Lynch and Euroz will rely upon the truth and accuracy of the representations, warranties and acknowledgements set forth herein and which are irrevocable and it irrevocably authorises Merrill Lynch and Euroz to produce this announcement, pursuant to, in connection with, or as may be required by any applicable law or regulation, administrative or legal proceeding or official inquiry with respect to the matters set forth herein;

24. agrees to indemnify and hold Aquarius, the Bookrunner, the Co-Lead Manager and their respective affiliates harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations, warranties, acknowledgements, agreements and undertakings in this Appendix and further agrees that the provisions of this Appendix shall survive after completion of the Placing;

25. represents and warrants that it will acquire any Placing Shares purchased by it for its account or for one or more accounts as to each of which it exercises sole investment discretion and it has full power to make the acknowledgements, representations and agreements herein on behalf of each such account;

26. acknowledges that its commitment to subscribe for Placing Shares on the terms set out herein and in any Agreed Offering Document and in the contract note will continue notwithstanding any amendment that may in future be made to the terms of the Placing and that Placees will have no right to be consulted or require that their consent be obtained with respect to Aquarius's conduct of the Placing. The foregoing representations, warranties and confirmations are given for the benefit of Aquarius as well as the Bookrunner and the Co-Lead Manager. The agreement to settle a Placee's subscription (and/or the subscription of a person for whom such Placee is contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to the subscription by it and/or such person direct from Aquarius for the Placing Shares in question;

27. understands that no action has been or will be taken by any of the Company, the Bookrunner, the Co-Lead Manager or any person acting on behalf of Aquarius or the Bookrunner or the Co-Lead Manager that would, or is intended to, permit a public offer of the Placing Shares in any country or jurisdiction where any such action for that purpose is required;

28. in making any decision to purchase the Shares, confirms that it has knowledge and experience in financial, business and international investment matters as is required to evaluate the merits and risks of subscribing for or purchasing the Placing Shares. It further confirms that it is experienced in investing in securities of this nature in this sector and is aware that it may be required to bear, and is able to bear, the economic

risk of, and is able to sustain a complete loss in connection with the Placing. It further confirms that it relied on its own examination and due diligence of the Company and its associates taken as a whole, and the terms of the Placing, including the merits and risks involved;

29. warrants and represents that it has (a) made its own assessment and satisfied itself concerning legal, regulatory, tax, business and financial considerations in connection herewith to the extent it deems necessary; (b) had access to review publicly available information concerning the Aquarius group that it considers necessary or appropriate and sufficient in making an investment decision; (c) reviewed such information as it believes is necessary or appropriate in connection with its subscription or purchase of the Placing Shares; and (d) made its investment decision based upon its own judgement, due diligence and analysis and not upon any view expressed or information provided by or on behalf of Merrill Lynch or Euroz;

30. understands and agrees that it may not rely on any investigation that Merrill Lynch or Euroz or any person acting on their behalf may or may not have conducted with respect to the Company, its group, or the Placing and Merrill Lynch and Euroz have not made any representation to it, express or implied, with respect to the merits of the Placing, the subscription or purchase of the Placing Shares, or as to the condition, financial or otherwise, of the Company, its group, or as to any other matter relating thereto, and nothing herein shall be construed as a recommendation to it to purchase the Placing Shares. It acknowledges and agrees that no information has been prepared by Merrill Lynch or Euroz for the purposes of this Placing;

31. accordingly it acknowledges and agrees that it will not hold Merrill Lynch or Euroz, any of their respective associates or any person acting on their behalf responsible or liable for any misstatements in or omission from any publicly available information relating to the Company's group or information made available (whether in written or oral form) in presentations or as part of roadshow discussions with investors relating to the Company's group (the "**Information**") and that none of Merrill Lynch, Euroz or any person acting on behalf of Merrill Lynch or Euroz, makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of such Information or accepts any responsibility for any of such Information; and

32. it will subscribe directly for the Placing Shares and the subscription price payable by it will be more than Rand 100,000.

By participating in the Placing, each Placee (and any person acting on Placee's behalf) subscribing for Placing Shares acknowledges that: (i) the Placing Shares are being offered and sold only pursuant to Regulation S under the Securities Act in a transaction not involving a public offering of securities in the United States and the Placing Shares have not been and will not be registered under the Securities Act; and (ii) the offer and sale of the Placing Shares to it has been made outside of the United States in an "offshore transaction" (as such term is defined in Regulation S under the Securities Act) and it is outside of the United States during any offer or sale of Placing Shares to it.

Placees acknowledge that their acceptance is not by way of acceptance of any public offer but is by way of a collateral contract and as such section 87Q of the FSMA does not entitle any Placee to withdraw in the event that the Company publishes a supplementary prospectus in

connection with the Rights Issue or the Placing. If, however, any Placee is entitled to withdraw, by accepting an obligation to subscribe for Placing Shares, such Placee agrees to confirm its acceptance of the offer on the terms contained in this letter on the same terms immediately after such right of withdrawal arises.

In addition, Placees should note that they will be liable for any stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside the United Kingdom by them or any other person on the subscription by them of any Placing Shares or the agreement by them to subscribe for any Placing Shares.

Each Placee and any person acting on behalf of each Placee acknowledges and agrees that the Bookrunner the Co-Lead Manager or any of their affiliates may, at their absolute discretion, agree to become a Placee in respect of some or all of the Placing Shares.

When a Placee or person acting on behalf of the Placee is dealing with the Bookrunner or the Co-Lead Manager, any money held in an account with any of the Bookrunner or the Co-Lead Manager on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the rules and regulations of the FSA made under FSMA. The Placee acknowledges that the money will not be subject to the protections conferred by the client money rules; as a consequence, this money will not be segregated from the Bookrunner's or the Co-Lead Manager's money in accordance with the client money rules and will be used by the Bookrunner or the Co-Lead Manager in the course of their own business; and the Placee will rank only as a general creditor of the Bookrunner or the Co-Lead Manager.

All times and dates in this announcement may be subject to amendment. The Bookrunner or the Co-Lead Manager shall notify the Placees and any person acting on behalf of the Placees of any changes.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

APPENDIX II

RISK FACTORS

Investors and prospective investors should consider carefully whether an investment in Aquarius is suitable for them in light of the information set out in this announcement.

RISKS RELATED TO THE PGM INDUSTRY

Macroeconomic conditions, PGM commodity price volatility and other potentials for decreased demand for PGMs may have an adverse impact on the Aquarius Group.

The Aquarius Group's revenue and earnings are dependent upon prevailing prices for the PGM commodities it produces. These commodities are globally traded and consequently the Aquarius Group is unable to directly control the prices it receives for them. Historically, commodity prices have been volatile and are subject to wide fluctuations in response to relatively minor changes in supply and demand, market uncertainty and the overall performance of world or regional economies.

PGM commodity prices have exhibited considerable volatility, trading in a wide range during 2008. During the first half of 2008, pricing was dominated by supply-side factors with electricity rationing and shortages in South Africa raising fears of production shortfalls. These factors prompted speculative activity contributing to the peaking of PGM prices towards the middle of 2008.

Since then, however, the rapid deterioration of the global macroeconomic environment, in particular for autocatalysts amongst OECD members, has led to reduced demand globally, stock drawdowns, reductions in inventories and the unwinding of speculative positions by commodities traders. As a result, prices of the PGM commodities the Aquarius Group produces have fallen significantly over a relatively short period of time as depicted in the table below:

	Unit	Average for: Financial year ended 30 June 2006	Financial year ended 30 June 2007	Financial year ended 30 June 2008	Six months ended 31 December 2008
PGM Basket price	US$/oz	999.4	1,096.81	1,844.10	1,203.50
Nickel	US$ /lb	6.94	16.89	12.48	6.87
Copper	US$ /lb	2.22	3.21	3.54	2.61

Source: Average realised prices by the Aquarius Group

The Aquarius Group has not historically engaged in meaningful hedging against declines in PGM commodity prices. Consequently, the most recent declines in commodity prices have resulted in an adverse effect on the Group's operational results as reflected in the Group's 2009 Half-Year Results.

While governments, including certain governments in Europe and that of the United States, have announced (and implemented) monetary and fiscal stimulus packages, there can be no assurance that such measures will be successful at reinvigorating economic growth globally or otherwise. In addition, there can be no assurance that adverse changes in the political, regulatory and economic condition of individual countries or regions, particularly in less-developed or more volatile regions, including China, Brazil, Russia and India, will not contribute to further economic dislocation or delay global or regional economic recovery. Continued economic decline (or weaker growth) will adversely affect the related demand for commodities, which will lead to further declines in prices for PGMs produced by the Aquarius Group. In addition, speculative short positions in commodities on the futures markets may cause further price declines for such commodities. Any sustained price weakness will adversely affect the results of operations and the financial condition of the Aquarius Group.

In addition, as a result of the factors described above, visibility as to the timing of any recovery in the macroeconomic environment or in commodity prices is limited, which makes forward planning for the management of the Aquarius Group more difficult. Any changes in production levels in response to current price levels or the Group's estimates of future price levels imposes costs, and if mistimed, could adversely affect the results of operations and the financial condition of the Aquarius Group.

Other factors which could affect demand in the market for PGMs at any particular point include:

- changes in automotive demand for PGMs;
- changes in industrial and jewellery demand for PGMs;
- changes in emission legislation necessitating the implementation of higher PGM loadings in autocatalysts;
- substitution of PGMs in autocatalysts or the use of other 'white' metals in jewellery manufacturing;
- technological innovation in autocatalyst designs and increased thrifting resulting in lower loadings of PGMs; and
- supply variations of these metals from major producing nations, such as South Africa, Russia, the US, Canada, and Zimbabwe.

Aquarius may experience delays during development, construction and mine ramp-up

The development of PGM prospects for mineral production may be subject to unexpected problems or delays during development, construction and mine ramp-up as a result of poor geology, inadequate recovery rates, capital expenditure requirements and availability of funding, environmental and other regulations, infrastructure requirements and availability and other issues outside of the Aquarius Group's control. Such problems may result in delays in the commencement of mineral production. Accordingly, the Aquarius Group's future development activities may not result in the expansion or replacement of current production with new production at equivalent profitability to what is currently being achieved.

Actual reserves and resources may be lower than current estimates

The Aquarius Group reports mineral resources and reserves in accordance with the SAMREC Code and the JORC Code. Mineral resource and reserve estimates are subject to independent third party review on at least a one year cycle. The methodology for estimating mineral resources and mineral reserves may be updated over time and is reliant on certain assumptions being made. Declared mineral resources and reserves are best estimates that may change as new information becomes available. Consequently, the Aquarius Group's mineral resource and mineral reserves estimates may be revised up or down, which may in turn have an impact on life-of-mine plans.

In respect of these estimates, no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realised or that mineral reserves can be mined or processed profitably. Actual reserves may not conform to geological, metallurgical or other expectations and the volume and grade of ore recovered may be below the estimated levels. In addition, there can be no assurance that mineral recoveries in small-scale laboratory tests will be duplicated in larger-scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may render the Aquarius Group's reserves uneconomic to

exploit and may result in the revision of its reserve estimates from time to time. Reserve data is not indicative of the future results of operations. If the Aquarius Group's actual mineral reserves and mineral resources are less than current estimates, the Aquarius Group's business, results of operations and financial condition may be materially and adversely affected.

Exploration and development activities for new PGM resources may not be successful

Exploration for and development of new PGM resources involves significant risk, which even a combination of careful evaluation, experience and knowledge will not eliminate. While the discovery of an ore body may result in substantial rewards, few properties, which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site. Substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

Even if an exploration programme is successful and economically recoverable PGMs are found, it can take a number of years from the initial phases of drilling and identification of the mineralization until production is possible, during which time the economic feasibility of extraction may change and PGMs that were economically recoverable at the time of discovery, cease to be. There can be no assurance that PGMs recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale operations, and material changes in geological resources or recovery rates may affect the economic viability of PGM projects.

Exploration and development programmes may not result in profitable commercial mining operations. The economics of developing PGM properties are affected by many factors including the cost of operations, fluctuations in the price of PGMs, costs of equipment and government regulations.

The business of mining PGM metals involves a number of risks and hazards, not all of which are fully covered by insurance

The PGM mining business is susceptible to numerous risks and hazards, some of which are outside of the Aquarius Group's control.

In particular, hazards associated with underground mining include:

- rock bursts;
- seismic events;
- underground fires;
- cave-ins or falls of ground;
- discharges of gases and toxic chemicals;

- flooding;
- accidents and injuries; and
- other conditions resulting from drilling, blasting and removal and processing of material associated with hard-rock underground mining.

Hazards associated with opencast mining operations at the Marikana and Kroondal sites, which accounted for approximately 3 per cent. of the Aquarius Group's tonnage in the financial year ended 30 June 2008, include:

- flooding of the pit;
- collapse of the pit walls;
- accidents associated with the operation of large mining and rock transportation equipment; and
- accidents associated with the preparation and ignition of large-scale blasting operations.

Hazards associated with mining waste/tailings dumps include:

- accidents associated with operating a waste dump and transportation;
- production disruptions due to weather; and
- production disruptions due to failure (slumping) of a section of the tailings dam wall.

The occurrence of one or more of these events may result in the death of, or personal injury to, personnel, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage and potential legal liabilities. As a result, Aquarius' operations could be affected and, if such effects were material, its financial position could be adversely impacted.

Although the Aquarius Group maintains insurance in an amount that it considers to be adequate, liabilities might exceed policy limits. Insurance fully covering sovereign risk and many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Aquarius Group or to other companies in the mining industry. Furthermore, the Aquarius Group itself may decide not to take out insurance as a result of high premiums or other reasons. The realisation of any significant liabilities in connection with the Aquarius Group's mining activities as described above could have a material and adverse effect on its results, operations or financial conditions.

The PGM industry is subject to general environmental and other regulatory requirements

The activities of operators in the PGM industry, such as the Aquarius Group are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations, which would result in environmental pollution.

Exploration and mining activities generally require permits from various governmental authorities and such operations are and will be governed by laws and regulations regarding prospecting, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters.

There can be no assurance that compliance with these laws and regulations or changes thereto or the cost of rehabilitation of site operations or the failure to obtain necessary permits, approvals or prospecting or mining rights or successful challenges to the grant of such permits, approvals and leases will not adversely affect the results of operations or the financial condition of Aquarius.

The PGM mining industry is capital intensive, complex and expensive

The PGM mining industry is capital intensive, complex and expensive. Large amounts of capital are required to implement projects, and long-term production and processing requires both significant capital expenditure and ongoing maintenance expenditure. Any reduction in capital expenditure and investment undertaken by the Aquarius Group may ultimately result in the Aquarius Group no longer being able to access sufficient mineral resources to continue production at cost-effective levels. Furthermore, any such curtailment may cause the Aquarius Group to forego some of the benefits of any future rises in commodity prices, as it is generally costly or impossible to resume production immediately or complete a deferred expansionary capital expenditure project, which in the longer term may adversely affect the results of operations or financial condition of the Aquarius Group.

SPECIFIC RISKS RELATED TO AQUARIUS' OPERATIONS IN THE PGM INDUSTRY IN SOUTH AFRICA

The costs of complying with applicable laws and governmental regulations may have an adverse impact on the Aquarius Group's business in South Africa

The majority of the Aquarius Group's operations and exploration and development activities are located in South Africa and are subject to laws and regulations governing various matters. These include laws and regulations relating to environmental protection, including the management of natural resources, management and use of hazardous substances and explosives, exploration, development of mines, production and post-closure reclamation and rehabilitation, exports, price controls, repatriation of capital and exchange controls, taxation,

mining royalties, labour standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties) could cause additional expense, capital expenditures, restrictions on or suspensions of the Aquarius Group's operations and delays in the development of its mining assets. Moreover, these laws and regulations may allow governmental authorities and private parties who have a substantial and direct interest in the mining operations or the consequences of the mining operations to bring lawsuits based upon damages to property and injury to persons resulting from the environmental and health and safety impacts of the Aquarius Group's past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

Environmental laws and regulations change frequently and are generally becoming more stringent. If the Aquarius Group's environmental compliance obligations in South Africa were to change as a result of changes to the legislation or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, the Aquarius Group's expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect its business, operating results and financial condition.

The Aquarius Group's exposure to environmental liability in South Africa is determined by reference to the approved environmental management programs (EMPs) which the Group has been obliged to obtain for its South African operations. The process in place requires mining companies, as a prerequisite for applications for mining rights and prospecting (exploration) rights, to submit EMPs to the regulator for approval and once so approved, the mining company is obliged to comply with the approved EMP when prospecting or mining. The environmental liability of South African mining companies is thus easily determined by reference to these approved EMPs. Further, under South African mining legislation, funding for environmental rehabilitation at mine closure has to be provided as a prerequisite for the granting of mining rights. The quantum of this funding is reviewed each year. The funding is placed at the disposal of the regulator if a mining company goes insolvent so that environmental rehabilitation can take place notwithstanding such insolvency. Environmental and health and safety legislation is evolving in a manner requiring stricter standards and these higher standards are taken into account when compiling EMPs. The Department of Minerals and Energy is the lead government agency when it comes to enforcement of compliance with EMPs.

Material changes to the royalty legislation in South Africa may have an adverse impact on the Aquarius Group

The Minerals and Petroleum Resources Royalty Act, No 28 of 2008 (Royalty Act) was assented to on 17 November 2008 and was signed and gazetted on 24 November 2008. The purpose of the Royalty Act is "to impose a royalty on the transfer of mineral resources and to provide for matters connected therewith."

In terms of the Royalty Act, the government of South Africa will impose a royalty payment obligation on mineral resources companies in South Africa. The Royalty Act divides minerals into two types, namely refined and unrefined minerals. The determination of the royalty is formulaic based on gross sales and earnings derived from the winning of minerals before interest, taxes, depreciation and amortisation and therefore the more profitable an operation, the higher the percentage charged. In terms of the Royalty Act, refined minerals attract a maximum royalty of 5 per cent. and unrefined minerals a maximum of 7 per cent.. For the purposes of the royalty, PGMs that are refined and smelted to 99.9 per cent. purity are deemed, in terms of the Royalty Act, as refined minerals attracting a maximum royalty of 5 per cent. However, in the instance where PGMs are sold pre-smelting and refining, they would be deemed, for the purposes of the Royalty Act, to be unrefined minerals attracting a maximum royalty of 7 per cent.

The Royalty Act comes into operation on 1 May 2009 and applies in respect of a mineral resource transferred on or after that date. However, the South African Minister of Finance, in his February 2009 annual budget speech, suspended the imposition of royalties under the Royalty Act until March 2010.

The royalty legislation does not present a risk which is unique to the South African mining industry, but changes regarding the timing of the implementation and the increased regulatory compliance burden creates a level of incremental uncertainty.

South African Government transformation initiatives under the MPRD Act and Mining Charter

The mining industry in South Africa is subject to extensive regulation. Whilst the regulatory environment is developing, it lacks clarity in a number of areas and is subject to interpretation, review and amendment. A current risk pertaining to the mining industry in South Africa is compliance with the Black Economic Empowerment ("**BEE**") requirements as prescribed by the regulatory framework for mining. Aquarius cannot predict the outcome or timing of any amendments or modifications to applicable regulations or the interpretation thereof, the release of new regulations or their potential impact on its business.

Pursuant to the MPRD Act, the South African government is the custodian of all mineral rights. Applications for prospecting rights and mining rights are lodged with the DME for consideration and the DME will issue a prospecting right or a mining right to competent

applicants who comply with the relevant provisions pertaining to the application for such rights.

The MPRD Act outlines a set of procedures designed to transfer previous mineral property tenure in terms of old order rights. The transitional arrangements of the MPRD Act require old order prospecting rights to have been ''converted'' into new order prospecting rights by 1 May 2006 and old order mining rights to be ''converted'' into new order rights by 1 May 2009.

The MPRD Act contains provisions setting out its empowerment objectives, which are aimed at the economic empowerment of historically disadvantaged persons in South Africa (HDSAs). One of the requirements which must be met before the DME will issue a prospecting right or mining right is that an applicant must facilitate the participation by HDSAs in the prospecting and mining operations which result from the granting of the prospecting and mining rights. Under the Mining Charter, which was published to give substance and guidance to the empowerment provisions set out in the MPRD Act, applicants must be able to demonstrate that they have an equity participation in a prospecting or mining venture by HDSAs of 15 per cent. by 1 May 2009 and 26 per cent. by 1 May 2014.

The Mining Charter also includes provisions relating to skills development, procurement from HDSA companies, social upliftment and beneficiation. The Aquarius Group's exploration and mining activities are dependent upon the timely granting of appropriate licences, permits and regulatory consents which may be granted for a defined period of time, or may not be granted or may be withdrawn subject to a regulatory process, or may be subject to statutory restrictions. The Aquarius Group will require numerous further licences, permits and regulatory consent for the conduct of any new mining operations. There can be no assurance that such authorisations will be granted or renewed (as the case may be) or as to the terms of such grants or renewals. It must be noted however, that under the MPRD Act, the Minister of Minerals and Energy must grant prospecting rights or mining rights to applicants for such rights, if the applicant has complied with the formalities for such applications and the prerequisites for the granting of the rights. All of these formalities and prerequisites are objectively determinable from the MPRD Act, the Mining Charter and the regulations promulgated under the MPRD Act.

The next general election in South Africa will be held on 22 April 2009 and it could give rise to a change of administration. It is anticipated that the ruling party, the African National Congress, will retain its majority and accordingly, no significant change in government policy is expected.

Foreign exchange control risk may arise due to amendments to the existing South African foreign exchange control regime

Foreign derived loan capital or equity capital may be introduced into South Africa through a formal system of exchange control. Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident, provided that appropriate exchange control approvals have been obtained prior to such remission. There is a risk that amendments to the existing foreign exchange control regime may adversely affect Aquarius.

Political risk may affect the Aquarius Group's operations

South Africa has undergone major constitutional changes to effect majority rule and to upgrade the laws regarding mineral title. Accordingly, all laws may be considered relatively new, resulting in risks including but not limited to, misinterpretation of new laws, increased taxes, royalties, environmental regulation and mine safety arising out of a new sovereignty over mining, any or all of which could have an adverse impact upon the Aquarius Group. The Aquarius Group's operations may also be affected in varying degrees by political and economic instability, crime, extreme fluctuations in currency exchange rates and inflation, all of which are beyond the Aquarius Group's control.

Changes, if any, in mining or investment policies or shifts in political attitude in South Africa may adversely affect the Aquarius Group's operations or its future profitability. Operations may be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Foreign exchange fluctuations may have a material and adverse impact on the Aquarius Group's operations and financial position

The Aquarius Group's primary products - platinum, palladium, rhodium and nickel - are priced in the international market, primarily in US dollar-based contracts. The majority of the Aquarius Group's operating costs are paid in Rand or US dollars. Exploration projects and joint venture operations outside of South Africa also require capital expenditure in US dollars. The Aquarius Group does not hedge the majority of its exposure to fluctuations in foreign exchange rates.

Therefore, a significant movement in exchange rates (primarily the Rand versus the US dollar) may have a significant and adverse impact on the Aquarius Group's operations and financial condition. Given that the operation in Zimbabwe is run in US dollars, together with the dollarisation of the economy, currency risk posed by a weakening in the Zimbabwean dollar exchange rate is eliminated.

Industrial relations disputes may arise as a result of substantial trade union participation which may lead to the Aquarius Group experiencing work stoppages

Aquarius' South African workforce is unionised: approximately 75 per cent. of the workforce is represented by a number of recognised unions, including the National Union of Mineworkers which is the dominant union in South Africa. Some of the workforce is directly employed by AQPSA whilst most are employed by contracting companies, which carry out the mining activities for Aquarius Platinum (South Africa) (Pty) Ltd (AQPSA). AQPSA, or the contracting company, negotiates wages and conditions of service with unions every year and, where possible, multi-year agreements are negotiated. AQPSA, which employs by far the largest number of Aquarius' employees, has a strong relationship with these unions and their members (its employees) and is committed to discussing labour and wage issues with the unions as soon as such issues arise. During the financial year ended 30 June 2008, AQPSA and/or its subcontracting company experienced work stoppages at the Kroondal and Marikana mines, which affected production. There can be no assurance that unresolved labour disputes would not lead to production being stopped for indefinite periods due to strikes and other industrial action. In addition, the Aquarius Group may experience increased employee expenses as a result of collective bargaining.

HIV/AIDS and tuberculosis could have a negative effect on the Aquarius Group's workforce

The HIV/AIDS pandemic remains a significant challenge to companies operating in southern Africa. Allied to the HIV/AIDS pandemic is the increasing occurrence of tuberculosis amongst the workforce. Any significant increase in the incidence of HIV/AIDS infection, HIV/AIDS-related diseases and tuberculosis in the workforce may adversely impact the business, operations and financial condition of businesses in the industries in which the Aquarius Group operates. In addition, any significant changes in legislation relating to HIV/AIDS in the workplace could have a cost impact on the business of the Group, in relation to providing for anti-retroviral medication, sick leave and carer leave.

The Aquarius Group may incur cost and damages in connection with existing and future disputes

AQPSA is currently involved in an ongoing dispute with Grennaker LTA t/a Moolman Mining SA ("**Moolman**"). It was agreed by consent, and an order taken on 2 March 2009, that the dispute relating to the misrepresentation issue be referred to the trial court for resolution and that the arbitration relating to the rise and fall issue be indefinitely suspended pending outcome of these trial proceedings. The board of directors of AQPSA is of the reasonable opinion that there is no exposure to Aquarius. However, there can be no guarantee that the

costs and damages associated with this arbitration and any future disputes will not have an adverse effect on the Aquarius Group's operations and financial condition.

The cost of occupational healthcare services may increase in the future depending on underlying legislation and the profile of Aquarius Group's employees

Healthcare costs in South Africa have increased in recent years. Healthcare, and particularly occupational healthcare, is provided by company-owned facilities for the majority of employees. There is a risk that the cost of providing such services could change in the future, depending on the nature of underlying legislation and the profile of employees. This cost, should it transpire, is difficult to estimate. The Aquarius Group has embarked on a number of initiatives focused on improving the quality of life of its employees, such as improved housing, transport, clinics and a comprehensive wellness programme. Significant increase in healthcare cost may have a material and adverse effect on the Aquarius Group's operations and financial condition.

The Aquarius Group depends on its key personnel and skilled workforce. If the Aquarius Group is unable to attract and retain key personnel and a skilled workforce, its business may be adversely affected

One critical aspect to be addressed by the government of South Africa is the ongoing relative shortage of senior mining skills in South Africa. The Aquarius Group's challenge is to compete with other employers to attract, retain, educate and incentivise its workforce and key personnel.

There can be no certainty that the services of its key personnel and skilled workforce will continue to be available to the Aquarius Group. If the Aquarius Group is not successful in retaining or attracting highly qualified individuals in key management positions, highly-skilled engineers, geologists and other skilled workers, its business may be materially harmed.

Failure of basic infrastructure in South Africa could impact negatively on the Aquarius Group achieving its production targets

Infrastructure in South Africa is under strain, notably utilities such as electricity and water supply. The Aquarius Group depends on the reliable and continuous delivery of sufficient quantities of power to its mines. South Africa has experienced and continues to a limited extent, to experience widespread and prolonged power outages, also known as load shedding. Should a serious failure of basic infrastructure take place or high occurrences of power outages across the country continue, production at the Aquarius Group's operations in South Africa could be materially and adversely impacted.

RISKS RELATED TO THE RESOURCES INDUSTRY IN ZIMBABWE

Social, political and economic uncertainty and instability in Zimbabwe may affect future foreign investment in the country

The Aquarius Group has a 50 per cent. interest in a joint venture entity in Zimbabwe. Zimbabwe's social, political and economic climate is currently highly uncertain.

The economy has been in decline since 1999. Most sectors, including the health sector, have virtually collapsed. An estimated 3,200 people have recently died of cholera and 82,000 people are believed to be infected. Basic water treatment facilities are non-existent and there is a general shortage of clean water owing to non-functional facilities and a lack of chemicals. The country has one of the highest prevalences of HIV/AIDS. Life expectancy is 34 years for women and 36 years for men.

In March 2008, Zimbabwe held combined presidential, parliamentary and local government elections which resulted in a run off election between ZANU PF ("**PF**") and the Movement for Democratic Change ("**MDC**") which was due to occur in June 2008. However, the MDC, led by Mr Morgan Tsvangirai withdrew from the run-off elections and PF became the ruling party led by its President, Mr Robert Mugabe.

With the assistance of the Southern African Development Community (a regional grouping of southern African states) led by South Africa, a power sharing arrangement was brokered, which has led to the formation of a government involving PF and two MDC formations. The government was officially inaugurated on 13 February 2009 and remains in place to date.

Continued economic and political uncertainty in Zimbabwe may affect future foreign investment in the country and may lead to the imposition of further exchange controls, restrictions on the ownership of the Aquarius Group's assets and its ability to operate its business and export minerals and metals from Zimbabwe. Should such events occur, they may have an adverse effect on the Aquarius Group's business and operations in Zimbabwe and its financial condition.

The Aquarius Group's operations may be adversely affected by changes to ownership, mineral rights, royalties and health and safety legislation in Zimbabwe

The Parliament of Zimbabwe passed the Indigenisation and Economic Empowerment Bill on 26 September 2007, which requires a 51 per cent. shareholding by indigenous Zimbabweans in all foreign owned companies. The Indigenisation and Economic Empowerment Act ("**Empowerment Act**") was promulgated on 17 April 2008 with some slight changes to the bill passed on 26 September 2007, the most important of which was the removal of a section that prohibited foreigners from owning real estate or immovable property in Zimbabwe. The

Empowerment Act remains current law, however none of its provisions have been implemented. The Empowerment Act empowers the government to impose the choice of indigenous partners on businesses and to levy on them a fund from which those indigenous partners can borrow to finance their equity acquisitions in the relevant businesses.

Specific details on the implementation of the Empowerment Act in various sectors are pending. The details of implementation of the Empowerment Act on the mining sector have been under discussion for some time and were proposed to be incorporated into a revision of the Mines and Minerals Act, which is yet to be brought before parliament. Depending on the final outcome, one possibility is that the Aquarius Group may lose joint control over the Mimosa mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a loss to the Aquarius Group. It is impracticable to quantify any potential impact of a loss of joint control at this stage. In addition to the above, as the economic environment remains uncertain, future developments may have an impact on the ability of the Aquarius Group to recover the full carrying values of the Aquarius Group's assets in Zimbabwe.

If the Government decides to implement the Empowerment Act, the precise manner in which foreigners may divest themselves of or relinquish their controlling share in existing entities in accordance with the Empowerment Act is uncertain and the Aquarius Group cannot predict the outcome of it or its impact on its business. It is noteworthy that the Empowerment Act allows the relevant government minister to prescribe, for a temporary period, the duration of which has not been indicated, a lesser interest than 51 per cent. for indigenous Zimbabweans in mergers, restructurings, acquisitions, unbundlings and demergers.

The Empowerment Act requires the relevant government minister to carry out an indigenous and empowerment rating of every company in a manner to be prescribed. Such a rating process may present opportunities to impress on the relevant government minister the need to take into account factors other than mere equity.

In Zimbabwe, a royalty of 3 per cent. on precious metals and 2 per cent. on base metals is payable to the government of Zimbabwe under the Mines and Minerals Act. This royalty, which was introduced in 2002, was off-set by the lowering of the dividend tax rate to 15 per cent. There can be no assurance that the level of such royalties payable by Aquarius to the government of Zimbabwe will not increase in the future. Such increase might have a significant and adverse impact on the operations of the Aquarius Group and its financial condition.

The Aquarius Group's Zimbabwean operations operate under similar health and safety legislation to that in South Africa. Due to the uncertainty regarding the political environment in Zimbabwe, it is uncertain whether this legislation will remain in place or be amended in the

future. This could have an adverse impact on the profitability of the operation in this jurisdiction.

Changes to monetary policy in Zimbabwe require companies operating in Zimbabwe to hold foreign exchange accounts within the country and to gain approval from the Reserve Bank of Zimbabwe to remit certain amounts abroad

Due to the economic conditions in Zimbabwe, the country has a severe shortage of foreign exchange. Under the new monetary policy issued by the Reserve Bank of Zimbabwe, Aquarius will require exchange control approval from the Reserve Bank of Zimbabwe to remit amounts in excess of US$1.5 million abroad. This may result in challenges in repatriating funds to Aquarius. It is too early to assess the impact of the official dollarisation of the Zimbabwean economy on Aquarius.

Labour disputes in Aquarius' Zimbabwean operations may adversely affect the business, operations and financial condition of Aquarius' Zimbabwean operations

At Aquarius' Zimbabwean operations, the opencast operations have to date been outsourced to a mining contractor. However, this profile is changing with the transition to underground mining, which will be owner-managed. There can be no assurance that labour disputes will not arise from mining contractor employees. Such disputes may lead to strikes, delays in production and other industrial action. Such events may have a material and adverse effect on the operation of Aquarius and the financial condition of Aquarius.

Failure of basic infrastructure in Zimbabwe could impact negatively on Aquarius achieving its production targets

Infrastructure in Zimbabwe is under great strain, including utilities such as electricity and water supply. Production could be materially and adversely impacted in the event of a serious failure of basic infrastructure in the country. However, large operations have managed to survive power shortages by, amongst other things, arranging with the national power authority for the private importation, through the national grids, of power from neighbouring countries such as South Africa, Mozambique, Zambia and the Democratic Republic of Congo.

OTHER RISKS RELATED TO THE AQUARIUS GROUP'S OPERATIONS

Forecasts of capital costs and operating costs may differ from estimates

Capital and operating cost figures included in this announcement are in many instances estimates only and no assurance can be given that such estimates are accurate. Such estimates are expressions of judgment based on knowledge and experience. Estimates made at any given time may significantly change when new information becomes available or when

parameters that were used for such estimates change. Whilst the capital and operating cost estimates contained in this announcement are thought to be reliable, no assurance can be given that capital and operating costs will not be greater than those anticipated.

Interest rate fluctuations may adversely affect the Aquarius Group

The Aquarius Group's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage the liquidity and capital requirements of the Aquarius Group. The Aquarius Group may limit its ongoing exposure to adverse fluctuations in interest rates by using means such as interest rate hedges (derivatives) and interest rate swaps. However there can be no assurance that the Aquarius Group will not be adversely affected by interest rate changes in the future.

The Aquarius Group's long-term success is in part dependent on developing new mines

The remaining lives of the Kroondal and Everest mines are 8 and 9 years respectively. The Aquarius Group's ability to sustain or increase levels of PGM production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting and environmental protection; and PGM prices. Development projects are also subject to the successful completion of feasibility studies, the issuance of necessary governmental permits and the availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. The Aquarius Group will conduct feasibility studies for proposed future mining operations which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates; and anticipated environmental and regulatory compliance costs.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Aquarius Group's best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have an adverse impact on the Aquarius Group's future cash flows, earnings, results of operations and financial condition.

An increase in the Aquarius Group's production costs could reduce profitability

Changes in the Aquarius Group's production costs including the cost of energy, diesel, steel, chemicals and explosives could have a material and adverse impact on its profitability. Changes in costs of the Aquarius Group's mining and processing operations could occur as a result of unforeseen events, and could result in changes in operating results. Many of these changes are beyond the Aquarius Group's control.

Mining operations have been temporarily suspended at the Everest mine

On 8 December 2008 the Aquarius Group announced the temporary suspension of operations at the Everest mines owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. Management has continued to assess the situation in conjunction with the DME and a Section 54 notice in terms of the Mine Health and Safety Act is in force prohibiting normal mining operations but allowing inspection teams to enter the mine and permitting the resumption of pumping operations.

The business interruption due to subsidence is a significant event and in assessing the lowest-risk way forward in terms of safety and operating cash flow impact, the decision has been made to suspend operations for a minimum of six months. This time will allow for a detailed technical investigation and the determination of alternatives to re-establish access and beltways into the underground workings after which the Everest mines can be returned to production in a safe manner. One possibility includes two alternate decline positions that could be developed from the previous opencast areas, each offering a technically acceptable access route. It should therefore be emphasised that the Aquarius Group's management believes that the subsidence event does not jeopardise the sustainability of the Everest mine on a long-term basis. However, there can be no guarantee that the mine will be re-opened.

An insurance claim may be made based on the subsidence event. AQPSA considers that there is sufficient ground for a combination of claims for subsidence, loss of earnings, clearance costs and that the potential insurance cover will off-set a large part of the business interruption. However, there is no guarantee that this be will be the case.

Dependence on key personnel and external contractors may have an adverse effect on the Aquarius Group's operations and financial condition

The success of the Aquarius Group depends to a significant extent upon its management and a limited number of key employees. Aquarius has a small management team and few employees and the loss of a key management member or one or more key employees could have a adverse effect on the Aquarius Group. The retention of management and key employees cannot be guaranteed.

The success of the Aquarius Group's operations is also dependent to a significant extent on the efforts and abilities of outside contractors. Poor performance or ceasing of business by the Aquarius Group's outside contractors, experts and advisers may have a material and adverse effect on the operations of the Aquarius Group and its financial condition.

Any failure of management of future growth could adversely effect the Aquarius Group's business, operations and financial condition

There can be no assurance that the Aquarius Group will be able to effectively manage the expansion of its operations, and the Aquarius Group's current systems, procedures and controls will need to be expanded and strengthened to support the Aquarius Group's future operations. Any failure to manage effectively the Aquarius Group's growth and development could have a material adverse effect on the Aquarius Group's business, operations and financial condition. There is no certainty that all or, indeed, any of the elements of the Aquarius Group's current strategy, as described in this announcement, will be delivered.

The Aquarius Group may, from time to time, seek to undertake strategic acquisitions or other such business opportunities. However, there can be no guarantee that the Aquarius Group will be able to identify future suitable opportunities or, if such opportunities are identified, fund such opportunities, integrate acquisitions or other collaborations into its existing business or successfully realise the growth expected from such opportunities. In addition, Aquarius may face increased competition from diversified resource companies who are taking an interest in PGMs. To the extent the Aquarius Group encounters such problems, its operations and financial condition could be adversely affected.

Inflation may increase future operational costs without a concurrent devaluation of the local currency against the dollar or an increase in the dollar price of available commodities

As Aquarius is unable to control the market price at which the commodities it produces are sold (except for any forward sales or derivative contracts), it is possible that higher inflation in the countries in which the Aquarius Group operates may result in an increase in future operational costs without a concurrent devaluation of the local currency against the dollar or an increase in the dollar price of the applicable commodities. Cost inflation in the mining sector is more apparent during periods of high commodity prices as demand for goods and services can exceed supply.

Provisional pricing arrangements may result in future price adjustment and repayment in part of provisional payments

The Aquarius Group sells PGMs and other metals in concentrate form to Anglo Platinum and Impala Platinum. The Aquarius Group receives a provisional payment for the concentrate sold

and recognises revenue at fair value based on the expected forward price. However, final payments for such sales are made later, based on the average market price for a month which can be up to three months after the month of delivery. As a result, differences in the metals price applied upon final payment and that applied on provisionally priced sales contracts can result in significant PGM price adjustments and may result in the repayment of provisional payments already received should the PGM prices fall further.

Most of the Group's revenues are derived from production at its four mining operations, one of which is currently closed

The Aquarius Group has interests in 4 mining operations (Kroondal, Marikana, Everest and Mimosa) and 2 tailings retreatment facilities (Platinum Mile and Chrome Tailings Retreatment Plant). In the event of operational disruption at the on site operations, as evidenced by the closure of the Everest mine, cash flows are likely to be affected and this will have a adverse effect on the Aquarius Group's operations and its financial condition.

Corporate structure risk may affect the Aquarius Group's ability to pay dividends

As the Aquarius Group conducts business primarily through various subsidiaries or its shareholdings in joint venture companies incorporated in various jurisdictions, its ability to pay dividends to its shareholders depends on such subsidiaries' and companies' ability to pay dividends and to advance funds to their shareholders. Other contractual and legal restrictions applicable to the Company's subsidiaries or to companies in which the Aquarius Group has shareholdings could also limit its ability to obtain cash from them. Its rights to participate in any distribution of its subsidiaries' assets or assets of companies in which it has shareholdings upon their liquidation, reorganisation or insolvency would generally be subject to prior claims of those subsidiaries' creditors, including any trade creditors and preferred shareholders.

RISKS RELATING TO THE PLACING, RIGHTS ISSUE, NEW COMMON SHARES AND NEW DIS

Aquarius' Share price may fluctuate which could result in a decline in the market price of the New Common Shares and New DIs

The market price of the Placing Shares and/or the Rights Issue Shares and/or New DIs (including the Nil Paid Rights and DI Nil Paid Rights) and/or the Common Shares and Depositary Interests could be subject to significant fluctuations due to a change in sentiment in the market regarding the Placing Shares and/or the Rights Issue Shares and/or New DIs (including the Nil Paid Rights and DI Nil Paid Rights).

Any such fluctuations could result from national and global economic and financial conditions, the market's response to the Placing, Rights Issue and Convertible Bond Issue, the

PGM volume trend through 2009, market perceptions of Aquarius, including its ability to manage its existing debt facilities and raise new capital, regulatory changes affecting the Aquarius Group's operations, variations in the Aquarius Group's operating results, business developments of the Aquarius Group or its competitors and liquidity of financial markets.

Stock markets have recently experienced significant price and volume fluctuations that have affected the market prices for the Common Shares and Depositary Interests. Further, the operating results and prospects from time to time may be below the expectations of market analysts and investors. Any of these events could result in a decline in the market price of the Nil Paid Rights, DI Nil Paid Rights, New Common Shares and New DIs.

An active trading market in the Nil Paid Rights and DI Nil Paid Rights may not develop

An active trading market in the Nil Paid Rights may not develop on ASX, the LSE or JSE respectively. In addition, because the trading price of the Nil Paid Rights and DI Nil Paid Rights depends on the trading price of the Common Shares and Depositary Interests, the Nil Paid Rights and DI Nil Paid Rights prices may be volatile and are subject to the same risks as noted elsewhere in this announcement.

Aquarius' ability to pay cash dividends in the future will depend on the level of profits and cash flows generated by the Aquarius Group

Due to current market conditions, the Board elected not to pay an interim dividend in respect of the six months ended 31 December 2008. The Board has decided in light of the Rights Issue, not to declare a final dividend for 2009. No assurance can be given that cash dividends will be paid in future.

Shareholders who do not acquire New Common Shares or New DIs in the Placing and Rights Issue will experience dilution in their ownership of Common Shares and Depositary Interests

If Shareholders do not take up the offer of Rights Issue Shares (or New DIs) in the Rights Issue, their proportionate ownership and voting interests in Aquarius will be reduced and the percentage that their Common Shares (or Depositary Interests) will represent of the total share capital of Aquarius will be reduced accordingly. Even if a Shareholder elects to sell his Nil Paid Rights or DI Nil Paid Rights, the consideration he receives may not be sufficient to compensate him fully for the dilution of his percentage ownership of the Company's share capital that may be caused as a result of the Rights Issue. Regardless of whether a Qualifying Shareholder takes up the offer of Rights Issue Shares, the effect of the Placing will be to reduce the proportionate ownership and voting interests in the Common Shares of Shareholders who do not participate in the Placing on a pro rata basis.

Any future issues of Common Shares and Depositary Interests will further dilute the holdings of current Aquarius Shareholders and could adversely affect the market price of Common Shares and Depositary Interests

Other than the proposed issue of New Common Shares and New DIs under the Placing and Rights Issue, the issue of Common Shares pursuant to the First Plats Agreement, conversion of options into Common Shares that have already been granted, the issue of Common Shares on exercise of existing options, the conversion rights under the Convertible Bonds in relation to the Convertible Bond Issue and the Possible Acquisition, Aquarius has no current plans for an offering of Common Shares or rights converting into Common Shares. However, it is possible that Aquarius may decide to offer additional Common Shares in the future either to raise capital or for other purposes. If Shareholders did not take up such an offer of Common Shares or were not eligible to participate in such offering, their proportionate ownership and voting interests in Aquarius would be reduced and the percentage that their Common Shares would represent of the total share capital of Aquarius would be reduced accordingly. An additional offering, or significant sales of Common Shares by major Shareholders, could have a material adverse effect on the market price of Common Shares and Depositary Interests as a whole.

Restricted Shareholders may not be able to receive the Rights Issue Shares and New DIs in the Rights Issue

Securities laws of certain jurisdictions may restrict Aquarius' ability to allow participation by Qualifying Shareholders in the Rights Issue. In particular, holders of Common Shares and Depositary Interests who are located in Excluded Territories may not be able to participate in the Rights Issue. Securities laws of certain of these jurisdictions may restrict Aquarius' ability to allow participation by shareholders in such jurisdictions in any future issue of Common Shares carried out by the Company. Qualifying Shareholders who have a registered address in or who are resident or located in, or who are citizens of, any Excluded Territory may not, subject to certain exceptions, participate in the Rights Issue.

The proposed secondary listing of the New Common Shares on the London Stock Exchange will afford investors a lower level of regulatory protection than a primary listing

Application will be made for the New Common Shares to be admitted to a secondary listing on the Official List of the UK Listing Authority. A secondary listing affords investors in Aquarius a lower level of regulatory protection than afforded to investors in companies with primary listings on the Official List of the UK Listing Authority, which are subject to additional obligations under the UK Listing Rules. However, Aquarius has a primary listing on ASX and, subject to any waivers granted by ASX in specific circumstances, is required to comply with all ASX Listing Rules.

The liability of Ernst & Young in relation to the preparation of accounts and audits is limited

The liability of Ernst & Young is limited by a scheme approved under Australian professional standards legislation. The limits under the schemes are:

(i) for audit and related services (category 1) - 10 times the fees to a maximum of A$75 million;

(ii) for insolvency services (category 2) there is a sliding scale which uses the 10 times the fees model. There are some variances depending on the structure of the engagement, otherwise the limit is 10 times the fees to a maximum of A$20 million; and

(iii) for all other services (category 3) - 10 times the fees to a maximum of A$20 million.

There is a minimum cap on liability under the schemes of A$500,000 for actions which occurred up to 30 June 2008. This has increased to A$750,000 for actions occurring between 1 July 2008 and 30 June 2009 and will increase further to A$1 million for actions occurring after 1 July 2009.

Should any investor decide to challenge the limited liability of Ernst & Young in relation to the preparation of accounts and audits, in a court of law, there can be no assurance about how courts in Australia or the UK or any other jurisdiction would interpret such limits on liability.

RISKS RELATING TO THE CONVERTIBLE BOND ISSUE

The Convertible Bond Issue could lead to Shareholders experiencing dilution in their ownership of Aquarius should the Convertible Bonds be converted in accordance with their terms

Bondholders under the Convertible Bond Issue will have the ability to convert Convertible Bonds into Common Shares under certain circumstances, which could result in dilution of existing shareholders to the extent that they are not Bondholders who are converting at the same time themselves. The number of Common Shares underlying each Convertible Bond will be specified at the issue date of the Convertible Bonds, but may increase in the future depending on the occurrence of certain events, so as to protect Bondholders from future dilution of the Common Shares underlying the Convertible Bonds. These events include but are not limited to, the declaration of dividends beyond certain thresholds and issuance of equity in the Company or options thereon.

The terms of the Convertible Bonds limit the further borrowing by the Company

The terms of the Convertible Bonds limit the amounts, types and maturities of future borrowings by the Company. The Company may not borrow/commit to any guarantees which

have a capital repayment/claim period prior to the redemption of the Convertible Bonds. Modest allowances for borrowings with capital repayments prior to the final maturity of the Convertible Bonds have been made. These borrowing restrictions may limit the Company's ability to take advantage of favourable financing offers with terms that are prohibited by the Convertible Bond restrictions.

The terms of the Convertible Bonds limit the payment of dividends and other distributions

The terms of the Convertible Bonds allow the Company to pay unlimited dividends contingent on certain cash holding requirements being met within the first 18 months of issuing the Convertible Bonds. The declaration of large dividends will however result in adjustments to the number of Common Shares underlying each Convertible Bond, increasing potential dilution. In addition, certain cash reserving requirements will be placed on the Company after the first 18 months of issuing the Convertible Bonds. These reserving requirements will not specifically limit the ability to pay dividends or make other distributions but may as a consequence of meeting the reserving requirements indirectly limit the ability of the Company to pay dividends or make distributions. Failure to meet the reserving requirements will constitute an event of default on the Convertible Bonds.

Security enforcement in the event of insolvency will not be afforded the benefits of a "bank or other financial institution"

A security package provided to Bondholders pursuant to the terms of the Convertible Bond Issue involves the use of a Security Special Purpose Vehicle (**Security SPV**) which is a bankruptcy remote entity that issues guarantees to the lenders of Aquarius and is in turn indemnified by AQPSA. The Security SPV then registers security through mortgage bonds, special notarial bonds and general notarial bonds. The MPRD Act provides that if security is registered by a "bank or other financial institution" over mining rights, and should the holder of the mining rights be liquidated, the rights will not automatically lapse. If however the security is registered by another entity, the liquidation of the holder of the mining rights will not prevent the lapse of the said rights. Opinion stands that the Security SPV arrangement (which is commonplace in South African secured financing arrangements) will not be afforded the benefits of a "bank or other financial institution". In an insolvency event if the said rights lapse, the amounts that will ultimately be recoverable by Shareholders after settlement of the liabilities of the Company will be reduced.

RISK FACTORS CONNECTED WITH THE POSSIBLE ACQUISITION

The Possible Acquisition is pre-conditional and those conditions may not be satisfied

The Possible Acquisition will be conditional, amongst other things, upon approval by the shareholders of Ridge and regulatory clearances. There can be no assurance that these conditions will be satisfied and that completion of the Possible Acquisition will be achieved.

Ridge may not perform in line with the Aquarius Group's expectations

If the Possible Acquisition completes and the results and cash flows generated by Ridge are not in line with the Aquarius Group's expectations, a write-down may be required against the carrying value of its investment in Ridge.

Failure to integrate in the Ridge business may adversely affect the Aquarius Group's results operations or financial condition

If the Possible Acquisition completes, then the integration of Ridge into the Group following the Possible Acquisition (the "**Enlarged Aquarius Group**") would involve a number of risks, including:

- the attention of the Enlarged Aquarius Group's management may be diverted away from other business concerns;
- there may be outstanding or unforeseen legal, regulatory, contractual, labour or other issues arising from the Possible Acquisition;
- the Enlarged Aquarius Group may find it difficult to effectively assimilate the business and management cultures of the Aquarius Group and Ridge; and
- the Enlarged Aquarius Group may not be able to achieve the post-tax cash cost savings and other potential synergies identified prior to the Possible Acquisition.

If the Aquarius Group fails to integrate Ridge on a timely and cost-effective basis, the higher than expected costs and other difficulties could have an adverse effect upon the results of operations or financial condition of the Enlarged Aquarius Group.

The mining rights for the Blue Ridge Project have not yet been converted

The ''old order mining right'' for the Blue Ridge Project has not yet been converted. The conversion application has however been lodged with the DME for conversion, which conversion application was timeously lodged at the DME and complies with the requirements of the MPRD Act. Due to the fact that the application was timeously lodged, the ''old order mining right'' continues to be valid and enforceable and mining activities at Blue Ridge can continue lawfully until conversion is obtained.

Ridge is affected by the same operational risks in South Africa as Aquarius

The operational risks relating to Aquarius' operations in South Africa and as set out in Appendix II of this announcement will, in general, also apply to the operations of Ridge in South Africa, both being the subject of platinum mining and processing operational risks.

RISKS RELATING TO INCORPORATION IN BERMUDA

Aquarius is a Bermuda company and it may be difficult for Shareholders and investors to enforce judgments against the Company or Directors and executive officers

Aquarius is a Bermuda exempted company. As a result, the rights of holders of Common Shares will be governed by Bermuda law and Aquarius' Memorandum of Association and Bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including those of Australia, the United Kingdom or South Africa, against Aquarius or its Directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Aquarius or Aquarius' Directors or officers under the securities laws of other jurisdictions.

The Bye-laws of Aquarius restrict Shareholders from bringing legal action against officers and Directors of Aquarius

The Bye-laws contain a broad waiver by Shareholders of any claim or right of action, both individually and on Aquarius' behalf, against any of Aquarius' officers or Directors. The waiver applies to any action taken by an officer or Director, or the failure of an officer or Director to take any action in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or Director. This waiver limits the right of Shareholders to assert claims against Aquarius' officers and Directors unless the act or failure to act involves fraud or dishonesty.

APPENDIX III

FURTHER INFORMATION ON THE AQUARIUS GROUP

Overview

Aquarius is a focused PGM producer, with operations on the eastern and western limbs of South Africa's PGM-bearing mineralised zone, the Bushveld Complex, and the Great Dyke in Zimbabwe. Aquarius' attributable PGM (4E) production in the financial year ended 30 June 2008 was 500,203 ounces. Following the temporary closure of the Everest mine, Aquarius' production target for the 2009 financial year has been revised to 450,000 to 475,000 ounces.

The Aquarius Group had revenues of US$919 million for the financial year ended 30 June 2008 and US$139 million for the six months ended 31 December 2008. Net profit for the financial year ended 30 June 2008 was $236 million, equal to US$0.92 cents per share. The net loss for the six months ended 31 December 2008 of US$70 million equal to US$0.25 per share, was primarily due to the significant reduction in metal prices experienced since June 2008, which saw platinum prices decrease from an average of US$2,036 per ounce in the month of June to an average of US$840 per ounce in the month of December and Rhodium prices decrease from an average of US$9,774 per ounce in the month of June to US$1,220 per ounce in the month of December.

The Common Shares are quoted on the ASX and are listed and admitted to trading on the London Stock Exchange's main market for listed securities and the JSE. The Company also has a sponsored Level 1 ADR program in the United States. As at 25 March 2009, the market capitalisation of Aquarius was approximately £602 million. Aquarius is a member of the FTSE 250, an index that comprises the 250 "most capitalised companies on the London Stock Exchange".

The Company's primary mining assets in South Africa are the Kroondal, Marikana and Everest mines which are operated through its wholly owned subsidiary Aquarius Platinum (South Africa) (Pty) Ltd (**AQPSA**). In October 2008, Aquarius increased its equity interest in AQPSA from 67.5 per cent. to 100 per cent. following completion of the final phase of its South African BEE transaction with SavCon.

In 2004, SavCon had acquired shares in AQPSA, to comply with the BEE requirements in the MPRD Act and the Broad Based Socio-Economic Empowerment Charter ("**Mining Charter**"). In October 2008, SavCon exchanged its shares in AQPSA for Common Shares. The Group also holds a 50 per cent. interest in the Chrome Tailings Retreatment Plant ("**CTRP**") and in Platinum Mile. CTRP and Platinum Mile both recover PGMs from the tailings streams of various platinum and chrome mining operations on the western limb of the

Bushveld Complex and are held through Aquarius' wholly owned subsidiary, Aquarius Platinum (South Africa) (Corporate Services) (Pty) Ltd ("**ASACS**").

History and development of Aquarius

Aquarius is a Bermuda incorporated company that was established in 1998 as an investment holding company in connection with the restructuring and redomiciliation of Aquarius Platinum Limited (at that time, an Australian incorporated public company). Aquarius was admitted to listing on the ASX as an exploration venture in 1999. Aquarius first entered the PGM industry with the creation and implementation of the project at Kroondal.

A wholly owned subsidiary of Aquarius entered into a strategic alliance with Impala Platinum in 1998 and signed a concentrate offtake agreement for the Kroondal mine. In 2000, Impala Platinum sold the Everest and Chieftains Plain deposits to Aquarius in return for a 25.5 per cent. interest in AQPSA.

The Kroondal mine was commissioned in August 1999, ahead of schedule and below budget. In October 1999, Aquarius joined the London Stock Exchange's AIM market. Aquarius was admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities in July 2003.

In December 2000, Aquarius launched a cash offer to acquire the minority interests in Kroondal Platinum Mines Limited ("**KPM**"), a company listed on the JSE. In 2002 Aquarius achieved full control of KPM. KPM was subsequently delisted from the JSE and consolidated with the Aquarius Group's other South African interests into AQPSA to provide a more efficient corporate structure.

In July 2002, Aquarius acquired a 50 per cent. stake in ZCE Platinum Limited. Through this acquisition, Aquarius also acquired Mimosa Mining Company Private Limited and the Mimosa Mine in Zimbabwe, thereby diversifying its asset base and providing a significant boost to its resources.

In 2002, the South African government adopted the MPRD Act and the Mining Charter. The MPRD Act (promulgated in May 2004) requires the transfer of 26 per cent. of the equity of assets at a local South African level within 10 years to Black Economic Empowerment bodies. In November 2004 Aquarius announced that it had reached agreement with SavCon, a Black Economic Empowerment consortium, which would provide SavCon with a 29.5 per cent. interest in AQPSA for a total investment of ZAR860 million (US$140 million). The proceeds of this sale were used in the construction of the Group's Everest mine. As a result of this transaction, and an assisted share buy back and share split, SavCon became the owner of 19.98 per cent. of Aquarius issued share capital, which was subsequently reduced to 18.89 per cent.

Longevity to the Group mine life was provided by two pooling and sharing agreements with Anglo Platinum, one at the Kroondal mine and one at the Marikana mine respectively. Agreed in 2003, the Kroondal pooling and sharing agreement added its first new production in March 2005. With the addition of new reserves by Anglo Platinum, mine operations at Kroondal were expanded and mine life was extended by 8 years to 2017. Later, this arrangement was emulated through the Marikana pooling and sharing agreement whereby Anglo Platinum contributed reserves for underground mining adjacent to Aquarius' open pit operations and processing infrastructure. Like the Kroondal pool and share agreement, the Marikana pool and share agreement added new production and extended mine life by 8 years to 2024.

Strategy

Aquarius' management believe that the Company has demonstrated a strong track record of growth and development based on a clear strategy and well tested and effective operating principles.

The key operating principles of Aquarius' business model include:

(a) utilising capital intensive rather than labour intensive mining. This brings with it a higher degree of mechanisation and other innovations in design, mining and processing;

(b) ensuring a low overhead structure across the Aquarius Group;

(c) entering into long-term contracts for the sale of concentrate. From Aquarius' perspective, this approach has overcome the significant financial and technical barriers to entry and the associated risk within the PGM business of setting up and running large-scale processing facilities and marketing infrastructure; and

(d) remaining supportive of the good fiscal regime in South Africa and being BEE compliant.

Aquarius' strategy is built around the following core areas:

(a) maximising the value of the Aquarius Group's existing operations through:

- extension of the useful life of the operations through brownfields developments, acquisition of additional adjoining properties and entering into innovative structures such as the two pool and share agreements put in place at the Kroondal and Marikana mines; and

- rigorous cost control and maintaining a low overhead cost structure;

(b) identifying, acquiring, developing and mining smaller-scale deposits. Deposits of this nature have often been overlooked by the major players in the industry. Mineral rights acquired in this way, particularly in light of the ''use it or lose it'' legislation in South Africa, can be cost-effective. The acquisition and development of Everest demonstrates Aquarius' ability to deliver on this aspect of its strategy; and

(c) acting as a consolidator in the junior PGM mining space through the identification and acquisition of junior PGM mining operations. The current state of the PGM market as well as prevailing conditions in international financial markets has placed many junior operators under financial strain, creating an environment where they could benefit from combining with a larger, more experienced operator such as Aquarius that also benefits from having current cash flow. The Possible Acquisition is an example of such a combination.

Industry Overview

During the financial year ended 30 June 2008, the PGM markets experienced soaring prices followed by a dramatic correction and price reduction during the second half of the financial year ended 30 June 2008. The prices of platinum and rhodium rose to all time record levels during the early part of the financial year ended 30 June 2008. The platinum price peaked at US$2,276 per ounce in early March and that of rhodium at US$10,100 per ounce in June 2008. The price of palladium also touched a multi-year high of US$588 per ounce. From the record highs reached earlier in the year, the average monthly prices in December 2008 reduced to US$840 per ounce for platinum, US$176 per ounce for palladium and US$1,015 per ounce for rhodium, respectively 58 per cent., 61 per cent. and 89 per cent. lower than in June 2008.

Average prices reported on the free market for the financial year ended 30 June 2007, financial year ended 30 June 2008 and first half of the 2009 financial year were:

	FY 2007	FY 2008	H1 2009
Platinum	US$1,208 per ounce	US$1,661 per ounce	US$1,203 per ounce
Palladium	US$ 339 per ounce	US$ 399 per ounce	US$ 261 per ounce
Rhodium	US$5,275 per ounce	US$7,389 per ounce	US$4,069 per ounce

Outlook for the PGM market

High prices during the early part of 2008 drove demand for metal lower encouraging consumers to control consumption and drive down inventories. This was coupled with a

weakening in global economics which has seen a drop off in overall global demand for metal. Consequently, the next 12 to 18 months for the PGM market are expected to be difficult trading conditions with downside risk to the current basket price remaining. Even though an estimated 30 per cent. of producers are producing at costs higher than the current basket price, it will take a period of time for supply and demand momentum to adjust to the current prices and reach a new equilibrium level.

The reduction in vehicle sales, reduced PGM content resulting from technological advancement, reduced demand for diesel engines as a result of lower oil prices and the impact of the general recessionary environment affecting jewellery sales, have combined to considerably weaken the demand side.

On the supply side there are a number of expansions which were planned to start delivering PGMs in 2009 which could increase production by over 700,000 ounces. To date there has been limited information on curtailment of production and an anticipated 270,000 ounces of incremental supply is expected to come from these junior producers.

However, over the longer term the Company anticipates that stricter emissions standards will force the use of diesel particulate filters on almost all diesel cars sold in Europe, supporting platinum demand despite a worsening outlook for global vehicle production. In the jewellery industry, latent demand remains intact and is anticipated to provide price support. Additionally, the amount of metal returned to the market from second-hand jewellery in Japan has recently decreased as the price has fallen, and as a result net demand is expected to improve. However, price volatility affects the trade's confidence, so a sustained period of price stability would benefit the industry further and help rebuild demand to previous levels.

Similarly, the Company anticipates significant supply side intervention should weak metal prices prevail in the medium term given a significant turn-around in the economic prospects of production expansions at current prices.

Platinum

Total platinum world supply for the 2008 calendar year showed a second successive year of declining output at 6.078 million ounces, a decrease of 7 per cent. from 2007. Modest production growth was achieved in North America but production fell in Russia and South Africa.

South Africa, the world's largest platinum producer, contributes approximately 76 per cent. of global platinum production and its ability to maintain and increase output is critical to the determination of platinum prices. In early 2008, shortages of electricity and skilled personnel and a range of technical issues impacted on production in South Africa and resulted in significant increases in platinum prices during the first part of 2008. The rapid deterioration in

the global economy, the resultant fall in the demand for platinum from the auto catalyst industry and sales by speculative investors led to a dramatic fall in platinum prices during the latter half of 2008.

The net demand for platinum decreased by 3 per cent. from 2007 to 2008 to 6.510 million ounces as the strength in the industrial and investment sectors was insufficient to offset the weakness in the autocatalyst and jewellery sectors. Gross auto catalyst demand fell due to the steep decline in vehicle sales whilst high prices during the first half of 2008 resulted in a decline in the fabrication of jewellery and a dramatic increase in the recycling of scrap metals.

However, there was significant uptake in jewellery during the second half of the year, resulting in higher demand than anticipated. Since the price collapse to a low in early December 2008, platinum has staged a modest recovery aided by rising jewellery demand, investments in exchange traded funds and a rise in net non-commercial open interest on NYMEX and TOCOM.

Palladium

The palladium market ended the 2008 calendar year with a smaller surplus of 0.192 million ounces. Palladium demand remained virtually unchanged in 2008 with the decline in autocatalyst demand offset by strength in other applications, including jewellery, industrial and investment. Palladium continued to increase its share of the gasoline and light-duty diesel markets but the growth in these areas could not counteract the steep decline in demand from the North American auto catalyst market. Supplies of palladium declined sharply owing partly to a reduction in South African production and a decline in shipments from the Russian Federation. The decline in shipments from the Russian Federation in 2008 was due to less production by Norilsk Nickel, a major palladium producer and reduced shipments from Russian state-held inventories.

Supply and demand assumptions point to a moderate surplus in the palladium market for the foreseeable future but this is highly dependent on Russian state-held inventories and when they will be released. In the first two months of 2009 palladium prices have shown a moderate recovery based on investment demand.

Other PGMs

Despite a reduction in rhodium demand, the market for rhodium was in overall deficit for the 2008 calendar year with total demand of 0.765 million ounces as compared with total supply of 0.722 million ounces. With the rhodium price rising dramatically over the past few years, manufacturers have intensified their efforts to reduce the rhodium content of catalyst systems. Demand therefore declined in the developed markets of North America, Europe and Japan. The decline was further exacerbated by the reduction in strategic inventory held by some

manufacturers. An increase in demand from nations such as China and Russia was insufficient to offset the decline and overall demand fell to its lowest levels in seven years.

Business overview and description

Aquarius is primarily an explorer, developer and mine operator focussed on PGMs and associated base metals in sub-Saharan Africa. Aquarius' operating methods concentrate on mechanised wide reef board and pillar mining via declines. Aquarius has capitalised on mining lower-grade and smaller deposits that have been overlooked by other miners. This capital intensive approach has served Aquarius well in an industry that is still dominated by deep level labour intensive mining. Efficient ore processing with the application of dense media separation to increase ore quality is a core Aquarius practice.

Aquarius does not process its metals in concentrate, instead preferring to sell these metals to Anglo Platinum and Impala Platinum. Aquarius is paid upfront for these metals, thereby avoiding the lengthy smelting and refining pipeline processes and sales and marketing of the metals. This mitigates some of the technical and financial risk associated with the downstream industry.

Current Operations

Kroondal

The Kroondal mine is situated on the western limb of the Bushveld Complex in North West Province, South Africa. AQPSA has partnered with Anglo Platinum in a pooling and sharing agreement since 2003. The pooling and sharing agreement has enabled Aquarius to expand the scope of the Kroondal mine operations and extend the mine life to 2017. Under the pooling and sharing agreement 50 per cent. of the mineral resources and reserves are attributable to Aquarius. The Kroondal mine, which exploits the UG2 Reef, comprises four operating decline sections: the Central, East, No 3 and K5 shafts which access the Kroondal and Townlands blocks.

The Kroondal mine also has two concentrator plants, K1 and K2, with a combined capacity of 570,000 tonnes per month. AQPSA has an offtake agreement for the processing and refining of its concentrate with Anglo Platinum in respect of Kroondal. The offtake agreement with Impala Refining Services came to an end during the course of the financial year ended 30 June 2008.

Key statistics

	Financial year ended 30	
	2008	**2007**

Tonnes mined	(Mt)	6.4	6.6
Tonnes processed	(Mt)	6.0	6.3
Average grade (4E)	(g/t)	2.61	2.81
Cost per PGM (4E) ounce	(R/oz)	4,241	3,069
	(US$/oz)	587	427
Capital expenditure	(Rm)	347	250
	(US$m)	48	35
Production of metal in concentrate	(oz)		
Platinum		234,041	263,930
Palladium		113,400	127,048
Rhodium		41,852	46,097
Gold		1,823	2,275
Total production		391,117	439,351
Total attributable production to		195,558	219,674

Marikana

The Marikana mine lies 8 k.m. east of Kroondal, on the western limb of the Bushveld Complex, in North West Province, South Africa, and consists of underground (1 and 4 shafts) and open-pit operations. Marikana's concentrator plant has a monthly processing capacity of 220,000 tonnes. The mine life for the Marikana mine is until 2021.

Aquarius has a second pooling and sharing agreement with Anglo Platinum at the Marikana mine and the financial year ended 30 June 2008 was the second full year of its operation of this agreement. The pool and share agreement includes a dense media separation plant. Under the pooling and sharing agreement 50 per cent. of the mineral resources and reserves are attributable to Aquarius. Concentrate produced from mineral reserves contributed by Aquarius to the pooling and sharing agreement is smelted, refined and marketed by Impala Refining Services. Concentrate produced from mineral reserves contributed by Anglo Platinum to the pooling and sharing agreement is smelted, refined and marketed by Anglo Platinum.

Key statistics

		Financial year ended 30	
		2008	**2007**
Tonnes mined	(Mt)	2.1	2.1
Tonnes processed	(Mt)	2.1	2.0
Average grade (4E)	(g/t)	2.89	3.19
Cost per PGM (4E) ounce	(R/oz)	7,575	5,219
	(US$/oz)	1,048	727
Capital expenditure	(Rm)	110	201
	(US$m)	15	28
Production of metal in concentrate	(oz)		
Platinum		78,786	80,903
Palladium		33,916	37,719
Rhodium		12,073	12,750
Gold		808	1,003
Total production		125,583	132,375
Total attributable production to		62,791	66,187

Everest

The Everest mine, the newest mine within the Aquarius portfolio was commissioned in December 2005. Everest is 100 per cent. owned by Aquarius and is located on the eastern limb of the Bushveld Complex in the province of Mpumalanga, South Africa. Currently, the mine consists only of an underground operation that exploits the UG2 Reef, the open pit operation having been concluded in the financial year ended 30 June 2008. The rehabilitation of the open pits is largely completed. A concentrator plant with a monthly capacity of 230,000 tonnes processes the mined material. Concentrate from the Everest mine is smelted, refined and marketed by Impala Refining Services. The remaining mine life of the Everest mine is approximately 9 years.

On 8 December 2008 the Aquarius Group announced the temporary suspension of operations at Everest owing to geotechnical issues, namely instability as a result of subsidence occurring over an upper area of the mine. Management has continued to assess the situation in conjunction with the South African Department of Minerals and Energy and a Section 54 notice in terms of the Mine Health and Safety Act (South Africa) is in force prohibiting normal mining operations. Inspection teams are allowed to enter the mine and the resumption of pumping operations has been permitted.

The business interruption due to subsidence is a significant event and in assessing the lowest-risk way forward in terms of safety and operating cash flow impact, the decision has been made to suspend operations for a minimum of six months. This time will allow for a detailed

technical investigation and the determination of alternatives to re-establish access and beltways into the underground workings so that Everest can be returned to production in a safe manner. The directors of the Aquarius Group believe that the subsidence event does not jeopardise the sustainability of the Everest mine on a long-term basis.

Key statistics

		Financial year ended 30	
		2008	**2007**
Tonnes mined	(Mt)	2.1	2.4
Tonnes processed	(Mt)	2.1	2.4
Average grade (4E)	(g/t)	2.98	2.89
Cost per PGM (4E) ounce	(R/oz)	4,126	3,373
	(US$/oz)	571	470
Capital expenditure	(Rm)	81	132
	(US$m)	11	19
Production of metal in concentrate	(oz)		
Platinum		94,428	94,398
Palladium		46,034	52,527
Rhodium		16,255	15,534
Gold		1,278	1,478
Total production		157,995	163,938
Total attributable production to		157,995	163,938

Mimosa

The Mimosa mine, which is located within the Wedza Geological Complex, on the southern portion of the Great Dyke in Zimbabwe, comprises a shallow underground mine accessed via a decline shaft and a surface concentrator plant. The mine is overseen by joint venture partners Aquarius and Impala Platinum. Mimosa has an offtake agreement with Centametall AG of Switzerland. Under this contract, concentrate produced by the Mimosa mine is delivered to Impala Refining Services in South Africa for processing and refining. The Mimosa mine has a mine life of 25 years.

Key statistics

		Financial year ended 30	
		2008	**2007**
Tonnes mined	(Mt)	1.89	1.85
Tonnes processed	(Mt)	1.73	1.69
Average grade (4E)	(g/t)	3.57	3.66
Cost per PGM (4E) ounce	(US$/oz)	446	383
Capital expenditure	(US$m)	33	14
Production of metal in concentrate	(oz)		
Platinum		76,565	77,771
Palladium		58,154	59,216
Rhodium		5,966	6,030
Gold		10,148	10,553
Total production		150,832	153,570
Total attributable production to		75,416	76,785

Chromite Tailings Retreatment Plant

In addition to expanding mining activities, Aquarius has also moved into processing chromite and platinum tailings to recover PGMs. The CTRP is located adjacent to the Kroondal mine and re-treats old dump and tailings streams from the beneficiation process used at neighbouring chromite mines. Environmentally, CTRP has a beneficial impact as it cleans up old dumps on the Kroondal property, which are remnants of earlier chromite activities in the area. CTRP is jointly owned by Aquarius (50 per cent.), which also manages the plant, Ivanhoe Nickel and Platinum Limited (25 per cent.) and Sylvania South Africa (Pty) Limited (25 per cent.).

Key statistics

		Financial year ended 30	
		2008	**2007**
Tonnes processed	(000t)	274	182
Average grade (4E)	(g/t)	4.20	4.32
Cost per PGM (4E) ounce	(R/oz)	2,666	2,377
	(US$/oz)	369	311
Capital expenditure	(Rm)	20	1
Production of metal in concentrate	(oz)		
Platinum		6,114	4,512
Palladium		2,201	1,629
Rhodium		1,513	1,252
Gold		22	15
Total production		9,849	7,408
Total attributable production to		4,924	3,703

Recent Developments

Platinum Mile

In 2008, Aquarius acquired a 50 per cent. interest in Platinum Mile Resources (Pty) Ltd (Platinum Mile) which operates a tailings retreatment facility located on RPM's lease area, adjacent to the Kroondal mine and processes certain tailings from Rustenburg Platinum Mines Limited. The concentrate produced by Platinum Mile is sold to RPM with which it has a profit share arrangement. This concentrate agreement is due for renewal in 10 years' time. Platinum Mile currently produces approximately 20,000 ounces of PGM in concentrate per annum. The remaining 38 per cent. of Platinum Mile is held by Mvelaphanda Holdings (Pty) Limited and 12 per cent. by Platinum Mile management.

The acquisition of Platinum Mile was effective from 1 March 2008 and consequently no comparative data is available.

Possible Acquisition

As announced today, the Company expects to sign an implementation agreement with Ridge ("the Implementation Agreement") pursuant to which, subject to the satisfaction of pre-conditions relating to: (i) the successful outcome of the Placing, Proposed Rights Issue and Proposed Convertible Bond Issue; and (ii) the arrangement by Ridge, on terms satisfactory to Aquarius in its absolute discretion, of not less than ZAR150 million of bridge funding for the operation of the Blue Ridge Mine, the Company has agreed to make an offer for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Common Share for every 2.75 Ridge shares.

First Plats Agreement

In February 2009, Aquarius, AQPSA and First Plats have entered into the First Plats Agreement pursuant to which AQPSA will acquire from First Plats a prospecting and mining business for PGMs in the Salene Mining Area and First Plats Mining Area. The consideration for the acquisition is the issue to First Plats of 2,732,000 Common Shares. The issue of these Common Shares will only take place after the transfer of ownership of the relevant mining licences to AQPSA. This could take up to 18 months to complete.

Organisational Structure

The Aquarius Group is characterised by its flat organisational structure. Aquarius' registered office is located in Bermuda, and the Aquarius Group maintains a corporate office in Perth, Australia.

Executive management is limited to the Chief Executive Officer, Stuart Angus Murray.

AQPSA provides the organisational structure for the Kroondal, Marikana and Everest mines. AQPSA has its own board of directors and as at the end of February 2009 had 65 employees and 2 consultants. In Zimbabwe, a local management team manages operations with oversight from a Board which comprises representatives of Aquarius, its joint venture partner Impala Platinum and executive management.

ASACS has 1 employee. There is also a board overseeing the Platinum Mile tailings project. The labour headcount for the Platinum Mile tailings project was 4. CTRP has no employees. The current corporate structure is much simpler following the acquisition by Aquarius of Impala Platinum's shareholding in AQPSA in April 2008 and the exchange of the SavCon shareholding in AQPSA to an interest in Aquarius in October 2008. As a consequence of these transactions, Aquarius enjoys 100 per cent. ownership of AQPSA.

Property, Plant and Equipment

Property, plant and equipment as stated in the financial statements for the six months ended 31 December 2008 are valued at US$195.9 million. Cash assets as stated in the financial statements for the six months ended 31 December 2008 are valued at US$87.0 million.

Summary Mineral Resource and Mineral Reserve Information

The following is summary mineral resource and mineral reserves information extracted without material amendment from the mineral resource and mineral reserve statement published by Aquarius in the 2008 Annual Report and Accounts (the ''mineral resource and mineral reserves statement''). A copy of the full report is available at www.Aquarius.com.

The mineral resource and mineral reserve statement reflects the mineral resources and mineral reserves of Aquarius' operations in South Africa (through AQPSA) and in Zimbabwe as at 30 June 2008 and have been reported in accordance with SAMREC Code 2007 and JORC Code 2004. The JORC Code is the Australasian equivalent of SAMREC (with only minor variations) and is prepared under the auspices of the Australasian Institute of Mining and Metallurgy (AusIMM). The SAMREC Code and SACNASP (South African Council for Natural Scientific Professions) are officially recognised on a reciprocal basis by AusIMM.

The mineral resource and mineral reserves information set out below is based on information compiled by Competent Persons. The Competent Persons are duly registered with SACNASP. The mineral resource and mineral reserve statements are compliant with the SAMREC Code which is analogous with the JORC Code. The Competent Persons have taken into account the definitions included in both codes and the mineral resource and mineral reserve quantities reported here are considered to be fully compliant in all material respects to the requirements of the SAMREC Code and JORC Code. The Competent Persons have consented to the inclusions in the minerals resource and mineral reserves statement of the matters based on their information in the form and context in which it appears. All mineral resource and mineral reserve estimations for AQPSA mines have been audited by an independent Competent Person.

Mineral resource and mineral reserve information

				Mineral Reserves attributable to Aquarius		Mineral Resources attributable to Aquarius			
Mine	**Ownership**	**Mining Method**	**Commodity**	**Proved (Mt)**	**Probable (Mt)**	**Measured (Mt)**	**Indicated (Mt)**	**Inferred (Mt)**	**Competent Person**
Kroondal Pool and Share	50%	UG/OC	PGM	25.35	4.27	21.11	4.03	0.57	JEV/FHC/AW /AR
Marikana Pool and Share	50%	UG/OC	PGM	13.76	3.05	13.27	5.23	2.03	JEV/FHC/ AW
Everest	100%	UG	PGM	14.49	7.96	18.02	15.06	6.49	CH/FHC/AW
Mimosa	50%	UG	PGM	9.22	8.46	21.54	13.34	10.84	FHC/JJV

Definitions
OC = opencast;
UG = underground;

Notes:

(1) The Mineral Resources and Mineral Reserve statements are presented on a total mine basis as at 30 June 2008, unless otherwise stated.

(2) The Measured Mineral Resource is inclusive of the Proved Mineral Reserve.

(3) Rounding off of numbers in the tables may result in minor computational discrepancies; where this occurs it is deemed insignificant.

Competent Persons:

JEV - Ernie Venter

CH - Cecilia Hattingh

FHC - Ina Cilliers

AW - Anton Wheeler

AR - Rudi Rodulph

JJV - Seef Vermaak

Production

	2008		2007		2006	
Mine	**Total Production**	**Attributable Production**	**Total Production**	**Attributable Production**	**Total Production**	**Attributable Production**
			(oz)			
Kroondal	391,117	195,558	439,351	219,674	439,445	219,722
Marikana	125,583	62,791	132,375	66,187	85,912	56,617
Everest	157,995	157,995	163,938	163,938	97,031	97,031
Mimosa	150,832	75,416	153,570	76,785	142,407	71,204

Statutory authorisations, licences and concessions

Mining Rights

In April 2004, the MPRD Act was enacted to provide equal access to, and sustainable development of South Africa's mineral and petroleum resources. The MPRD Act provides a dispensation which entirely replaces that created by the Minerals Act, 1991 and vests the South African government, as opposed to private property owners, with custodianship of South Africa's resources. Based on the MPRD Act any company or person can apply for the right to prospect for or mine a mineral from the DME. Under the MPRD Act, any old order mining rights must be converted by April 2009, or they will lapse.

AQPSA applied for conversion of all material mining rights in October 2006, and currently holds three converted mining rights as shown in the table below.

Mine	Province	Type of right
Kroondal Mine	North West	Converted mining right
Marikana Mine	North West	Converted mining right
Everest Mine	Mpumalanga	Converted mining right

The mining rights that Anglo Platinum contributed to both P&SA1 and P&SA2 were old order mining rights. Anglo Platinum has applied to the DME for conversion of these rights in terms of the MPRD Act. The DME has accepted the conversion applications.

Terms and Conditions of mining rights

To be successful, an application for a mining right must comply with the MPRD Act, which requires every mine to have a mine work programme, an environmental management plan and a social and labour plan, as outlined below. The MPRD Act also requires companies to utilise the rights granted to them in order to retain them.

Mine work programme

The MPRD Act requires companies to submit a mine work programme, which consists of a mine plan and gives the DME sufficient evidence that the company has the financial ability to conduct the work proposed.

Environmental management plan

As part of the environmental management plan, the company is required to conduct an environmental impact assessment, provide evidence of financial provision for the remediation of environmental damage and make provisions for the issuing of closure certificates for the mine (which are compulsory upon the lapsing of the mining right or cessation of activities). The company must complete and submit annual compliance reports to the DME on the status and progress of the environmental management plan.

Social and labour plan

The MPRD Act introduced a broad-based socio-economic charter, the Mining Charter, that sets a framework, targets and timetable for effecting the entry of HDSAs into the mining

industry. Targets, timeframes and commitments are set for human resource development; employment equity; non-discrimination against foreign migrant labour; mine community and rural development; housing and living conditions; procurement and ownership (which has a target of 26 per cent. equity ownership by HDSAs within 10 years). As such the social and labour plan, which must be approved as part of the application process, must focus on community issues. The social and labour plan must contain targets, timeframes and commitments in accordance with these elements and annual compliance reports are submitted to the DME. The social and labour plans also contains specific commitments with regard to expenditure on local economic development projects and human resource development programmes, as required by the Mining Charter.

All of AQPSA's mining rights are held in good order, and all currently comply with the conditions outlined above. The mining rights, once granted, are valid for the life of the mine.

APPENDIX IV

OPERATING AND FINANCIAL REVIEW OF THE AQUARIUS GROUP

Capitalisation and indebtedness

As at 31 January 2009, the unaudited gross capitalisation of the Aquarius Group was US$420.3 million. Of this amount, total shareholders' equity was US$260.7 million and total gross indebtedness was US$159.6 million. The current secured debt was US$157.7 million and the non-current secured debt was US$1.9 million. The Aquarius Group's unaudited net indebtedness position as at 31 January 2009 was US$19.4 million, being the Aquarius Group's gross indebtedness of US$159.6 million (US$157.7 million current debt and US$1.9 million non-current debt) offset by cash or cash equivalents of US$140.2 million.

The following table sets out the unaudited total current debt, total non-current debt (excluding the current portion of long-term debt) of the Aquarius Group as at 31 January 2009 and capitalisation (calculated in accordance with IFRS) of the Aquarius Group as at 31 January 2009:

	$'000s
Total current debt	
Secured	(157,690)
	(157,690)
Total non-current debt	
Secured	(1,922)
	(1,922)
Total gross indebtedness as at 31 January 2009	**(159,612)**
Shareholders Equity	
Called up share capital	(16,355)
Share premium account	(244,329)
Total shareholders equity at 31 January 2009	**(260,684)**
Gross capitalisation at 31 January 2009	**(420,290)**

There has been no material change to the capitalisation of the Aquarius Group since 31 January 2009.

The table below sets out the net financial indebtedness of the Aquarius Group as at 31 January 2009, extracted without adjustment from the Aquarius Group's internal unaudited management accounts.

		$'000s
Cash at bank		53,710
Short term deposits		11,693
Cash equivalents (Receivables)		74,778
Liquidity	(a)	**140,181**
Current bank debt – RMB	(i)	(157,690)
Current financial indebtedness	(b)	**(157,690)**
Net Current Financial Indebtedness (a+b)	(c)	**(17,509)**
Non-current bank debt – Investec Limited	(ii)	(1,477)
Non-current bank debt - Land and Agricultural Bank of South	(iii)	(289)
Non-current bank debt	(v)	(156)
Non-current financial indebtedness	(d)	**(1,922)**
Net financial indebtedness as at 31 January 2009	(c) + (d)	**(19,431)**

Notes
(i) A secured current Bridge Loan Facility
(ii) A secured non-current bank loan from Investec Bank
(iii) A secured non-current loan from the Land and Agricultural Bank of South Africa
(iv) Includes a finance lease, which relates to a subsidiary company

Save as disclosed above and excluding intra-group indebtedness and guarantees, at the close of business on 25 March 2009 no member of the Aquarius Group had any outstanding loan capital (including loan capital created but unissued), term loans or any other borrowings or indebtedness in the nature of borrowings, including indirect indebtedness, bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase commitments, obligations under finance leases, guarantees or other contingent liabilities.

Liquidity and capital resources

The Aquarius Group's liquidity requirements arise principally from its working capital requirements and capital expenditure investments. The Aquarius Group needs continued access to funding in order to meet its trading obligations, to support investment in the organic growth of the business and to make acquisitions when opportunities arise. The Aquarius Group's sources of funding include equity contributed by shareholders, cash flows generated by operations and borrowings from banks and other financial institutions.

Cash and borrowings

Borrowings currently comprise the following:

(i) A Rand Merchant Bank Bridge Loan Facility due 30 June 2009 totalling ZAR1,577.5 million (US$165 million);

The terms of the facility are as follows:

- Interest is calculated as the aggregate of the Johannesburg Interbank Acceptance Rate ("**JIBAR**") and a credit margin as follows: 1.85 per cent. for the period from the date of the initial draw down to 30 September 2008, 2.1 per cent. from 30 September 2008 to 31 December 2008, 2.35 per cent. from 31 December 2008 to 31 March 2009 and 3.00 per cent. from 31 March 2009 to 30 June 2009. Interest is paid on a quarterly basis commencing September 2008. During the period ended 30 June 2008 the loan from Rand Merchant Bank bore interest at an average rate of 13.14 per cent.;

- The loan is secured by a first ranking fixed and floating charge over all assets of the company; and

- Repayments of principle can be made in full or in part not more than once per calendar month and in amount of not less than ZAR25 million. On each interest repayment date a prepayment against the outstanding facility balance will be made through a cash sweep of AQP(SA)'s available credit bank balances.

(ii) A loan of US$1,477,000 from Investec Bank by Platinum Mile;

The loan bears interest at 10.13 per cent. and is repayable in quarterly instalments of capital and interest, with final payment due in March 2010. The loan is secured against the plant and equipment asset of the Plat Mile joint venture.

(iii) A loan of US$289,566 from Land and Agricultural Bank of South Africa; and

Interest is charged at 13.75 per cent. p.a. and it is repayable in annual instalments of ZAR427,600 on 15 June of each year, with a final payment due on 15 June 2017. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR3,290,253 and cross guarantees between all the companies in the TKO group.

(iv) A finance lease, which relates to a subsidiary company, which is secured by a vehicle included in mining assets to the value of ZAR64,327.

The lease bears interest at the prime bank lending rate. It is repayable in monthly instalments of ZAR2,378 with the final payment due on 31 August 2011.

All of the above facilities are fully drawn, and Aquarius has no other borrowings.

Aquarius' cash balances at 31 January 2009 are held at banks in the following currencies:

(i) US$29.394 million
(ii) ZAR 240.035 million
(iii) £1.085 million
(iv) AUD 16.627 million
(v) HKD 0.083 million
(vi) Euro 0.051 million

Aquarius has a debt to equity ratio of 0.022 times, with net financial indebtedness as at 31 January 2009 of US$19.4m and equity capital value of US$879 million based upon the closing price of Aquarius on the London Stock Exchange on 25 March 2009 of 184 pence per share.

Treasury Policy

The Aquarius Group operates internationally and maintains cash balances and liabilities in a number of currencies. Foreign exchange risk arises from future commitments, assets and liabilities that are denominated in a currency that is not the functional currency for each entity within the Group. The Aquarius Group's borrowings and cash deposits are largely denominated in US dollars, South African Rand, Australian dollars and are managed according to the operational needs of the business.

Apart from the Rand Merchant Bank Bridge Loan Facility, borrowings are on a limited, asset securitised basis on a fixed or floating basis as appropriate to the business case.

Currently there are no foreign exchange hedge programmes in place, however, the Aquarius Group treasury function manages the purchase of foreign currency to meet operational requirements. Following a decree by the Zimbabwean Government, Mimosa is required to repatriate a component of US dollar sales into Zimbabwean dollars. Aquarius anticipates that much of this will be utilised in meeting local production costs. Remaining holdings of Zimbabwean currency will be subject to remeasurement as required.

South Africa's exchange control regulations provide for restrictions on the exporting of capital and for various other exchange control matters. Transactions between residents of the Common Monetary Area on the one hand and non-residents of the Common Monetary Area, on the other hand, are subject to these exchange control regulations which are enforced by Excon.

The Aquarius Group's main interest rate exposure arises from short-term loans with interest charges based on either the London Inter-Bank Offered Rate (LIBOR) or the Johannesburg Interbank Acceptance Rate (JIBAR). Floating rate debt exposes the Group to cash flow interest rate risk. Cash holdings are subject to interest rate risk in the country in which they are held on deposit. All other financial assets and liabilities in the form of receivables, investments in shares, payables and provisions, are non-interest bearing.

The Aquarius Group currently does not engage in any hedging or derivative transactions to manage interest rate risk. In conjunction with external advice, management consideration is given on a regular basis to alternative financing structures with a view to optimising the Aquarius Group's funding structure.

Covenants

The existing Rand Merchant Bank Bridge Loan Facility has a number of financial covenants including:

(i) Debt service cover ratio of not less than 2:1;

(ii) Cumulative debt service cover ratio of not less than 1:1;

(iii) Net debt to equity ratio of less than 3:1; and

(iv) Current asset to current liability ratio of less than 2:1.

As a result of the temporary suspension of operations at Everest, announced on 8 December 2008, Aquarius technically breached an event of default in the term of the Bridge Loan Facility. Rand Merchant Bank has waived this breach whilst retaining their rights pending a satisfactory outcome to refinancing plans.

Cash flows from operations

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Half year ended 31 December 2008
$'000

	Note:	Half year ended 31/12/08	Half year ended 31/12/07	Year ended 30/06/08
Net operating cash inflow	(i)	(15,880)	205,152	339,073
Net investing cash outflow	(ii)	(24,444)	(32,996)	(118,048)
Net financing cash outflow	(iii)	(30,094)	(95,297)	(320,081)
Net increase in cash held		**(70,418)**	**76,859**	**(99,056)**
Opening cash balance		170,956	287,663	287,663
Exchange rate movement on cash	(iv)	(13,584)	4,160	(17,651)
Closing cash balance		**86,954**	**368,682**	**170,956**

Notes on the Consolidated Cash Flow Statement:

(i) Net operating cash flow includes US$243.5 million net inflow from sales (includes net repayment of US$90 million of pipeline advances since June 2008), US$247.8 million paid to suppliers, net finance expense of US$9.7 million.

(ii) Reflects development and plant and equipment expenditure of US$24.4 million.

(iii) Includes the final dividend for payment to shareholders of US$26.2 million and US$3.6 million AQPSA dividend to minorities.

(iv) Reflects movement of Rand against the US dollar.

Commodity Price Exposure

The Aquarius Group's revenues are exposed to commodity price fluctuations, in particular movements in the price of platinum group metals ("**PGMs**"). The Aquarius Group regularly measures exposure to commodity price risk by stress testing the Aquarius Group's forecast financial position to changes in PGM prices.

The Group does not hedge commodity prices. The Plat Mile Joint Venture (of which the Group has a 50 per cent. interest) had a forward commitment that was completed in December 2008 for the delivery of a fixed amount PGMs at fixed prices as described in Note 27 to the

consolidated financial statements on page 120 of 2008 Annual Report and Accounts. The forward commitment program was not be renewed at its completion.

Cash effects of pipeline sales advances

Net cash inflows from operations primarily comprise sales of concentrate to smelters under perpetual evergreen contracts. Pipeline sales advances and balancing payments provide an element of working capital for Aquarius during the period from concentrate delivery to metal sale. Pipeline sales advances consist of a cash pre-payment of 90 per cent. of the contained metal value made to Aquarius by the smelter at the time of delivery of the concentrate based upon the prevailing metal price at the time. The final settlement of the contract occurs three to four months after delivery and provides for balancing cash payments to be made based upon the average prevailing metal price for the month prior to ultimate sale. In times of rising metal prices the balancing payments are in Aquarius' favour, and in times of falling metal prices the balancing payments are in the smelters' favour. Whilst providing a valuable source of working capital, these arrangements also produce an element of volatility to Aquarius' cash balances.

During the six months ended 31 December 2008, the net repayment of pipeline sales advances amounted to US$90 million resulting from the decline in PGM prices during the period. Following the recent stabilisation in PGM prices, the directors do not expect the Company's cash balances to be materially adversely impacted in the near future from further pre-payment settlement.

Recent Corporate Actions

During the financial year ended 30 June 2008, Aquarius completed the US$790 million repurchase of 8.4 per cent. of Aquarius' issued share capital and a 20 per cent. stake in AQPSA, a landmark transaction that increased Aquarius' free-float to 100 per cent. and increased ownership in Aquarius' South African operations. The transaction was financed in part by the issue of 23,144,000 Common Shares, raising a net US$366 million, with the balance being funded by existing cash resources and debt.

Further details of the movement in cash flows may be found in the Company's 2008 Annual Report and Accounts, 2007 Annual Report and Accounts and 2006 Annual Report and Accounts, in addition to the announcement of interim results for the six months ended 31 December 2008.

Capital commitments

The principal capital commitment of Aquarius is the Bridge Loan Facility from RMB which had an outstanding balance of approximately R1,577.5 million (US$165 million), at 25 March 2009 (being the last practicable date before this announcement), is due for repayment on 30 June 2009.

On 8 December 2008, Aquarius management announced the temporary suspension of operations at the Everest mine owing to geo-technical issues, namely instability as a result of subsidence occurring over an upper area of the mine. However, Aquarius management believes that the subsidence event does not jeopardise the sustainability of Everest on a long term basis and that technically acceptable alternatives exist to reopen the mine. The capital

expenditure associated with the potential restart of Everest is currently estimated to be ZAR200 to 250 million.

As announced today, the Company expects to sign an implementation agreement with Ridge ("the Implementation Agreement") pursuant to which, subject to the satisfaction of pre-conditions relating to: (i) the successful outcome of the Placing, Proposed Rights Issue and Proposed Convertible Bond Issue; and (ii) the arrangement by Ridge, on terms satisfactory to Aquarius in its absolute discretion, of not less than ZAR150 million of bridge funding for the operation of the Blue Ridge Mine, the Company has agreed to make an offer for the entire issued and to be issued share capital of Ridge at an exchange ratio of 1 Common Share for every 2.75 Ridge shares. To fully realise the benefits of the Possible Acquisition, Aquarius will require additional operating and capital expenditure currently estimated to be ZAR310 million through the 2010 calendar year.

New capital

The above capital commitments are in excess of existing cash resources of the Company. In order to meet Aquarius' capital commitments, the Company has today announced a Placing and Proposed Rights Issue to raise proceeds of approximately £125 million and an underwritten issue of convertible bonds to raise ZAR500 million up to ZAR650 million. Taking into account the combined proceeds of these fully underwritten capital raisings, and the existing cash resources and facilities of the Company, the Company has sufficient working capital for its present requirements.

APPENDIX V

ADDITIONAL INFORMATION

Litigation

AQPSA is currently involved in an ongoing dispute with Moolman. It was agreed, and an order taken on 2 March 2009, that the claims in the action proceedings be referred to arbitration. The dispute concerns Moolman seeking declaratory relief as to the meaning of the ''rise and fall'' provisions of the contract between APQSA and Moolman, payment in terms of the rise and fall provisions thereof; payment for standing time, damages arising from the early termination of the contract and payment for services in terms of the contract prior to termination. AQPSA seeks a declaratory relief ordering (amongst other) that the contract was lawfully rescinded and no claims can arise from it whether in terms of the ''rise and fall'' provisions or at all and damages. The amount counterclaimed by Moolman is [ZAR[472,000,000]]. Having taken legal advice however, the board of directors of AQPSA are of the view that the counterclaim will not be successful and that there is no exposure to the Company.

Material contracts

The following are all of the contracts (not being contracts entered into in the ordinary course of business) that have been entered into by members of the Achilles Group (i) within the two years immediately preceding the date of this announcement which are, or may be, material to the Achilles Group; or (ii) at any time and contain obligations or entitlements which are, or may be, material to the Achilles Group as at the date of this announcement:

Amended and Restated Facilities Agreement

On or about 15 April 2008, AQPSA entered into an amended and restated facilities agreement with First Rand Bank. The facilities available to AQPSA included the Bridge Loan Facility of approximately ZAR2.4 billion (US$198.066 million). The Bridge Loan Facility accrues interest at a margin above 3 month JIBAR of initially 1.85 per cent. and escalating to 3 per cent.. During the period ended 30 June 2008 the Bridge Loan Facility bore interest at an average rate of 13.14 per cent..

The facilities are secured by a first ranking fixed and floating charge over all assets of the Company. Prepayments of principal can be made in full or in part not more than once per calendar month and in an amount of not less than ZAR25 million. On each interest payment date a prepayment against the outstanding Bridge Loan Facility balance will be made through a cash sweep of AQPSA's available credit balances in a minimum amount of ZAR1 million. The total amount available under the Bridge Loan Facility is due for repayment on 30 June 2009.

The amended and restated facilities agreement contains restrictions on distributions to shareholders of AQPSA and connected parties if an event of default is, or would be as a result of the distribution, present and if the

dividend cover ratio is not met. AQPSA is only permitted to make a distribution during September 2008 and March 2009 and any distribution is capped at ZAR330 million.

If any event of default occurs under the facilities, the lenders shall be entitled, in their sole discretion to claim immediate payment of all amounts outstanding under the facilities and amounts in respect of duties, fees and charges owing by AQPSA. In addition the lenders shall be entitled to:

- claim immediate payment from the Company of defined breakage costs;
- demand and receive specific performance of the relevant obligation breached by AQPSA;
- take all steps which it regards as desirable in order to enforce, perfect, preserve or strengthen the security (if entitled to);
- cancel the whole or part of the facilities;
- refuse to make payment of any further as yet undrawn funds available under the facilities; and
- claim payment from AQPSA of any and all damages, costs and other amounts incurred as a result of such event of default.

Mimosa Offtake Agreement

On 20 November 2007, Mimosa, Minerals Marketing Corporation of Zimbabwe (MMCZ) and Centametall Ag (Centametall) entered into a concentrate purchase agreement. The agreement supersedes a previous agreement between the parties. Under the agreement MMCZ, for and on behalf of Mimosa, will sell to Centametall the concentrate to be produced at the Mimosa mine containing nickel, copper, cobalt and PGMs. Mimosa is a wholly owned subsidiary of Mimosa Investments Limited, in which Achilles has a 50 per cent. interest. The quantities of concentrate to be purchased under the agreement increase as the Mimosa mine expands. Under the agreement Mimosa is to deliver the concentrate to Impala Refining Services' Smelting facility in South Africa. The purchase price for the concentrate varies according to the metal value contained in the concentrate and the quality of the concentrate. The agreement has an initial term of 15 years from the date of receipt of the first concentrate shipment. Thereafter, the contract continues in force until terminated by either party on prior written notice to the other.

Pooling and Sharing Agreement 1 (P&SA1)

In June 2003, AQPSA and Anglo Platinum Limited (Anglo Platinum) entered into the P&SA1 in relation to their respective mineral rights and assets at and around the Kroondal mine. The P&SA1 became effective on 1 November 2003. Under the P&SA1, AQPSA agreed to provide access to the mineral rights vested in the Kroondal mine, all current plant and shaft infrastructure and management and other contractual operating arrangements associated with the operation. Anglo Platinum agreed to contribute a portion of the UG2 orebody on the Rustenburg Platinum mine. The agreement envisages the operation of a single mining entity, however, both parties retain ownership of the assets they contributed, with revenues, costs and profits being shared equally. The agreement provides for the AQPSA management team to remain in place at Kroondal and to report on a quarterly basis to a committee comprising representatives from both Achilles and Anglo Platinum. The agreement contains a put option in favour of AQPSA, whereby if the P&SA1 is terminated prior to the end of life of the Anglo Platinum mine, AQPSA shall be entitled to put the AQPSA assets relating to the Kroondal mine

to Anglo Platinum and Anglo Platinum will be obliged to acquire the assets at a price determined in accordance with the P&SA1.

Pooling and Sharing Agreement 2 (P&SA2)

In July 2005, AQPSA and Anglo Platinum entered into the P&SA2 in relation to their respective mineral rights and assets at and around Marikana. The P&SA2 became effective on 22 September 2005. Under the P&SA2, AQPSA agreed to provide access to the mineral rights vested in Marikana, all current plant and shaft infrastructure and management and other contractual operating arrangements associated with the operation. Anglo Platinum agreed to contribute portions of the UG2 ore reserves owned by its subsidiary, Rustenburg Platinum Mines Limited. The agreement envisages the operation of a single mining entity, however, both parties retain ownership of the assets they contributed, with revenues, costs and profits being shared equally. The P&SA2 contains provisions relating to ''super profits'', which are defined as cash operating margins in excess of 50 per cent. In the event of there being super profits, the portion of cash operating margins above the 50 per cent. margin will be split in favour of Anglo Platinum in the ratio 55 per cent. to Anglo Platinum and 45 per cent. to AQPSA. In the event of a change of control in Achilles, the P&SA2 provides that Anglo Platinum may take over management of P&SA2 and may further elect, under specific circumstances, to purchase the AQPSA mining and mineral asset contributions to P&SA2 at an independently determined market value. The acceptance by Anglo Platinum of this offer triggers mandatory prepayment under the amended and restated facilities agreement. If Anglo Platinum does not accept this offer, the lenders under the amended and restated facilities agreement are entitled to decide whether they wish to continue providing the facilities. The agreement provides for the AQPSA management team to remain in place at Marikana and to report on a quarterly basis to a committee comprising an equal number of representatives from both Achilles and Anglo Platinum.

APPENDIX VI

DEFINITIONS

In this Announcement the following expressions have the following meaning unless context otherwise requires:

2006 Annual Report and Accounts	the 2006 Annual Report and Accounts as published by the Aquarius Group
2007 Annual Report and Accounts	the 2007 Annual Report and Accounts as published by the Aquarius Group
2008 Annual Report and Accounts	the 2008 Annual Report and Accounts as published by the Aquarius Group
2009 Half-Year Results	the Aquarius Group 2009 Half-Year Financial Results as notified to a Regulatory Information Service in the UK on 7 February 2009
Admission	the admission of the Placing Shares to secondary listing on the Official List of the Financial Services Authority and to trading on the main market of the London Stock Exchange
ADRs	American Depositary Receipts
AIM	the Alternative Investment Market of the LSE
Anglo Platinum	Anglo Platinum Limited, a subsidiary of Anglo American plc
Announcement	this announcement (including the appendix to this announcement)
AQPSA	Aquarius Platinum (South Africa) (Pty) Ltd, a wholly owned subsidiary of Aquarius incorporated in the Republic of South Africa
Aquarius Group or the Group	the Company and each of its subsidiaries and subsidiary undertakings from time to time
ASX	ASX Limited (ACN 008 624 691), Australian Securities Exchange or the Australian Stock Exchange, as appropriate
ASX Listing Rules	the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted the Official List of ASX
Australian Corporations Act	the Corporations Act 2001 (Cth) of Australia
AWST	Australian Western Standard Time
A$	Australian dollars
Board	the board of directors of Aquarius
CAT	Central African Time

certificated or in certificated form	where a share or other security is not in uncertificated form
Common Monetary Area	South Africa, Republic of Namibia and the Kingdoms of Swaziland and Lesotho
Common Shares	common shares of US0.05 each in the capital of Aquarius
Companies Act	the Companies Act 1981 of Bermuda (as amended)
Convertible Bond Underwriting Agreement	the subscription placement and underwriting agreement between the Company, AQPSA and RMB relating to the Proposed Convertible Bond Issue
CREST	the relevant system, as defined in the CREST Regulations (in respect of which Euroclear UK is the operator as defined in the CREST Regulations)
CTRP	Chrome Tailings Retreatment Plant
Depositary Interests or DIs	independent securities constituted under English law and issued or to be issued by the Depositary in respect, and representing on a 1 for 1 basis, underlying Common Shares which may be held or transferred through the CREST system
DI Nil Paid Rights	the rights to New Depositary Interests credited to CREST accounts of Qualifying DI Holders in connection with the Proposed Rights Issue
Directors	the executive director and non-executive directors of Aquarius
Disclosure and Transparency Rules	the rules relating to the disclosure of information made in accordance with Section 73A(3) of the FSMA
DME	South African Department of Minerals and Energy
EMP	environment management program
Ernst & Young	Ernst & Young of 111 Mounts Bay Road, Perth, WA 6000, Australia
European Economic Area	the European Union, Iceland, Norway and Liechtenstein
Everest	Everest Platinum Mine
Excon	Exchange Control Department of the South African Reserve Bank
Excluded Territories and each an Excluded Territory	the United States, Canada and Japan
Existing Shares	the Common Shares in issue as at the date of this document (including, if the context requires, the Existing DIs)
First Plats	First Platinum (Pty) Ltd, a company incorporated in the Republic of South

	Africa
First Plats Agreement	the agreement between Aquarius, AQPSA and First Plats dated 5 February 2009
First Plats Mining Area	the geographical area comprising of mining authorisation in the form of mining licences to mine for PGMs
FSA	the Financial Services Authority
Great Dyke Complex	a sinuously linear, graven-like mass of ultramafic rocks which is known to host PGMs in economic concentrations
Great Dyke Reef	a PGE bearing layer within the Great Dyke Complex in Zimbabwe
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
Impala Platinum	Impala Platinum Holdings Limited registration number 1957/001979106, a company incorporated in the republic of South Africa
JORC Code	the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, effective 17 December 2004
JSE	JSE Limited, a public company incorporated with limited liability under the laws of the Republic of South Africa, with registration number 2005/022939/06 and licensed as an exchange under the South African Securities Services Act, No 36 of 2004, as amended, often referred to as the ''Johannesburg Stock Exchange''
JSE Listings Requirements	the listing requirements of the JSE
London Stock Exchange or LSE	the London Stock Exchange plc
Marikana	Marikana Platinum Mine
Memorandum of Association	the memorandum of association of the Company
Mimosa	Mimosa Mining Company (Private) Limited
Mine Health and Safety Act	the Mine Health and Safety Act (1996) of South Africa
NYMEX	New York Mercantile Exchange
OECD	the Organisation for Economic Co-operative and Development
Placee	any person (including individuals, funds or otherwise) by whom or on whose behalf a commitment to acquire Placing

	Shares has been given
Placing Admission	the admission of the Placing Shares to the Official List by the UKLA in accordance with Chapter 3 of the Listing Rules and to trading by the London Stock Exchange; quotation of the Placing Shares on ASX; and admission of the Placing Shares to listing and trading on the Main Board of the JSE
Placing Agreement	the placing and rights issue underwriting agreement dated 26March 2009 among the Company the Bookrunner and the Co-Lead Manager in respect of the Placing and the Proposed Rights Issue
Placing Price	the price per Common Share at which the Placing Shares are placed
Placing Shares	up to 46,330,000 Common Shares to be issued pursuant to the Placing
pounds sterling, £ or GBP	the lawful currency of the United Kingdom
Prospectus Directive	the Directive of the European Parliament and of the Council of the European Union 2003/71/EC
Prospectus Rules	the Prospectus Rules published by the FSA under Section 73A of FSMA
P&SA1	Pooling & Sharing Agreement between AQPSA and Anglo Platinum relating to Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and Anglo Platinum relating to Marikana
Qualifying Shareholders	Qualifying Australian Shareholders, Qualifying UK Shareholders and Qualifying South African Shareholders
Rand or ZAR or R	the lawful currency of South Africa
Record Date	the Australian Record Date, the UK Record Date and/or the South African Record Date, as applicable
Regulatory Information Service	one of the regulatory information services authorised by the UK Listing Authority to receive, process and disseminate regulatory information in respect of listed companies
Rights Issue Shares	the New Common Shares to be issued by the Company under the Proposed Rights Issue
RMB or Rand Merchant Bank	Rand Merchant Bank, a division of FirstRand Bank Limited (Registration Number 1929/001225/06), a public company registered in South Africa

RPM	Rustenburg Platinum Mines Limited
Salene Mining Area	the geographical area comprising of mining authorisation in the form of mining licences to mine for PGMs
SAMREC Code	South African Code for Reporting of Mineral Resources and Mineral Reserves (2007)
SavCon	Savannah Consortium, a consortium of Savannah, Chuma and Malibongwe
Securities Act	the US Securities Act of 1933, as amended
Shareholder or Aquarius Shareholder	holder of Common Shares
Sheba's Ridge	the project in which Ridge has an interest as described in this announcement
TKO	TKO Investment Holdings Limited
UK Listing Authority or UKLA	the FSA in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
US Securities Act	the United States Securities Act 1933, as amended
US dollar or US$	the lawful currency of the United States

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



20 February 2009

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

AEGON UK plc has advised the Company that its notifiable interest in the Company is now below 3%, representing 10,819,433 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**


AQUARIUS


RIDGE
MINING

File # 82-5097

Wednesday, 18 February 2009

ASX / LSE / JSE JOINT ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, CANADA OR JAPAN

Aquarius Platinum Limited Possible Offer for Ridge Mining plc

On 12 and 13 February 2009 Aquarius Platinum Limited ("Aquarius") and Ridge Mining plc ("Ridge") made announcements confirming that they have been in discussions regarding a possible all share offer by Aquarius for Ridge. Further to this, the Directors of Aquarius and Ridge today announce that they have signed a non-binding letter ("Letter of Intent"). Under the terms of the Letter of Intent and subject to a number of pre-conditions, including the satisfactory completion of due diligence, Aquarius is prepared to make an all share offer for the entire issued share capital of Ridge at an exchange ratio of 1 Aquarius share for every 2.75 Ridge shares in issue[1]. This ratio was based on the relative net asset values of the respective companies.

The Letter of Intent also states that the making of any offer for Ridge is pre-conditional upon a recommendation from the Ridge Board.

Commenting on the proposed transaction, Stuart Murray, CEO of Aquarius Platinum, said: *"In only a decade Aquarius has grown from a fledgling developer to a mid-tier operator with interests in six operating assets. As Ridge's flagship "Blue Ridge Mine" enters production, we believe that now is the right time to seek a strategic partnership.*

Ridge will further diversify our portfolio, increase our resource base, add new production ounces and longevity to our production profile, and add significant optionality with the Sheba's Ridge exploration property.

It makes sense to combine our ten years' experience of operating shallow, mechanised underground mines, with the achievement of Ridge management in constructing the Blue Ridge Mine, to provide a stronger future for all under Aquarius."

Terence Wilkinson, CEO of Ridge Mining, added: "*The proposed combination offers Ridge shareholders the opportunity to retain the upside potential contained within our projects whilst reducing the risk inherent in a single early stage operation in a difficult economic environment. Ridge's strong technical management team will be a major asset to the combined group."*

---

[1] *Exchange ratio based on the current number of shares outstanding in Ridge of 92,065,533 and in Aquarius of 327,095,634 shares in issue.*

A Strategic Fit

Both parties believe that the companies combined are an excellent strategic fit, encompassing:

- Combined expertise in shallow low-cost mechanised mining;
- Improved production diversification of the combined entity;
- Enhanced Aquarius operating cost structure and mine life profile;
- Reduced overhead costs within administrative and technical functions; and
- Strengthened position amongst peers operating on the Bushveld, where 80% of the world's platinum reserves are located.

As Ridge has commenced plant commissioning and will generate revenue from as early as April 2009, it will immediately enhance the Aquarius production profile, adding value for the enlarged shareholder base.

Enhanced Production, Reserve and Resource Portfolio and Longevity

It is anticipated that Ridge's Blue Ridge Mine will produce approximately 75,000 PGM (four element: platinum, palladium, rhodium and gold) ounces (50% attributable to Ridge) in the 2009 calendar year, ramping up to steady-state production of approximately 125,000 PGM ounces by 2011 (50% attributable to Ridge). Given the strike length and depth of the Blue Ridge orebody, Aquarius believes that the combined group will be in a stronger position to increase the production levels in the medium term above the current mine plan.

Furthermore, the acquisition of Ridge would significantly expand Aquarius' reserve and resource base. On a pro forma attributable basis, the proven and probable reserves for Aquarius would increase 61% from 8.7 million PGM ounces to 14.0 million PGM ounces, and the measured, indicated and inferred resources by 12.5% from 106.6 million ounces to 119.9 million ounces respectively[2]. The enlarged resource base could provide an option for further exploration and possibly organic growth, notably from Ridge's Sheba's Ridge exploration project.

Financing

Pursuant to repayment of the existing Aquarius bridge loan as well as the envisaged re-start of the Everest mine, Aquarius is exploring a range of equity and debt financing alternatives as previously advised in the company's Interim Results on 5 February 2009.

Other

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the UK Takeover Code and shareholders are advised that there can be no certainty that any offer to acquire Ridge shares will ultimately be made, even if the pre-conditions are satisfied or waived. For clarity, Aquarius reserves the right to waive these pre-conditions at any time. In addition, Aquarius reserves the right not to make an offer for Ridge and, pursuant to Rule 2.4(c) of the UK Takeover Code, Aquarius also reserves the right to vary the form and/or mix of consideration offered, and, with the recommendation of the board of Ridge, to make an offer at a different share exchange ratio.

---

[2] *Includes exploration properties for Aquarius and the attributable ounces from Sheba's Ridge for Ridge (39% attributable to Ridge). The Sheba's Ridge ounces have been based on 3E (Pt, Pd, Au) as defined in the JORC compliant Reserve and Resource statement, audited by SRK Consulting. All Mineral Resource and Mineral Reserve estimates for Aquarius mines have been audited by an independent Competent Person: F.H. (Ina) Cilliers (M.Sc, Pr. Sci. Nat. 400032/02, GSSA 965781) of Mercilheim Geological Services. Ina Cilliers has 21 years experience in the mining industry, of which 12 years have been in platinum mining.*

Further announcements will be made in due course.

For further information please visit www.aquariusplatinum.com, www.ridgemining.com or contact:

Aquarius Platinum
In the UK & South Africa
Nick Bias
Tel: +41 (0)79 888 1642

In Australia:
Willi Boehm
Tel: +61 (0)8 9367 5211

Ridge Mining
Francis Johnstone (Commercial Director)
Tel: +44 (0)20 7379 1474

RBC Capital Markets, Financial Adviser & Nomad
Martin Eales or Patrick Meier
Tel: +44 (0)20 7029 7881

Rand Merchant Bank
Peter Hayward-Butt or Carel Vosloo
Tel: 27 (0)11 282 8000

Conduit PR
Charlie Geller or Gareth Tredway
Tel: +44 (0)20 7429 6604

Lazard & Co Limited
Peter Warner, Spiro Youakim or Chris Seherr-Thoss
Tel:+44 (0)20 7187 2000

Merrill Lynch International
Mark Echlin or Andrew Osborne
Tel:+44 (0)20 7628 1000

Euroz Securities Limited
Doug Young
Tel:+ 61 (0)8 9488 1400

- End -

Notes for Editors:

About Aquarius Platinum Limited
Aquarius Platinum is a focused platinum group metals (PGM) producer with operations in the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe. The company is engaged in mineral exploration, mine development, concentrate production and investment. The company's primary listing is on the Australian Securities Exchange, with a secondary listing on the London Stock Exchange and the Johannesburg Stock Exchange, in addition to a Level 1 American Depository Receipt programme in the United States.

For more information, visit www.aquariusplatinum.com

About Ridge Mining plc
Ridge Mining plc is an AIM and PLUS traded company, registered in England, focusing on developing its prospective platinum group metal (PGM) projects on the Bushveld Complex of South Africa. The company's two most advanced PGM projects are the 50% owned Blue Ridge Mine on the eastern limb of the Bushveld where development commenced in January 2007 and first production is scheduled for March 2009, and the nearby Sheba's Ridge Project, a joint venture with Anglo Platinum and the Industrial Development Corporation of South Africa where a full feasibility study was completed at the end of 2007.

For more information, visit www.ridgemining.com

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

Lazard & Co., Limited is acting exclusively for Aquarius and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of Lazard & Co., Limited or providing advice in relation to the matters referred to in this announcement. Lazard & Co., Limited assumes no responsibility for the accuracy or completeness of the contents of this announcement and, accordingly disclaims, to the fullest extent permitted by applicable law, any liability in respect of the contents of this announcement.

RBC Capital Markets, a trading name of Royal Bank of Canada Europe Limited, is acting exclusively for Ridge and no one else in connection with the matters referred to in this announcement and will not be responsible to any other person for providing the protections afforded to clients of RBC Capital Markets or providing advice in relation to the matters referred to in this announcement. RBC Capital Markets assumes no responsibility for the accuracy or completeness of the contents of this announcement and, accordingly disclaims, to the fullest extent permitted by applicable law, any liability in respect of the contents of this announcement.

Merrill Lynch International is acting exclusively for Aquarius and no one else in connection with any financing alternatives. They will not regard any other person (whether or not a recipient of this release) as their respective clients in relation thereto and will not be responsible to anyone other than Aquarius for providing the protections afforded to their respective clients nor for giving advice in relation to any transaction or arrangement referred to herein. No representation or warranty, express or implied, is made by Merrill Lynch International as to the accuracy, completeness or verification of the information set forth in this release, and nothing contained in this release is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. Merrill Lynch International

assumes no responsibility for its accuracy, completeness or verification and, accordingly, disclaims, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this release or any such statement.

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Cautionary Statement Regarding Forward - Looking Statements

This announcement contains certain "forward-looking statements" with respect to the parties' objectives and future performance, including statements relating to expected benefits associated with the transaction contemplated herein. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "will", "expects/expected", "believes", "intends", "plans", "targets", "goal" or "estimates".

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals required for the consummation of the transaction that may require acceptance of conditions with potential adverse impacts; risk involving the parties' ability to realise expected benefits associated with the transaction; the

success of Ridge's Blue Ridge Mine; and macroeconomic conditions generally affecting the South African mining industry.

File # 82-5097

ASX, LSE & JSE


AQUARIUS
PLATINUM LIMITED



NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, CANADA OR JAPAN

Aquarius Platinum Limited

Possible Offer for

Ridge Mining PLC

13 February 2009

Aquarius Platinum Limited ("Aquarius") notes the announcement by Ridge Mining PLC ("Ridge") and confirms that it is in discussions regarding a possible all share offer by Aquarius for Ridge.

Pursuant to Rule 2.4(c) of The Takeover Code Aquarius reserves the right not to make an offer for Ridge and Aquarius also reserves the right to vary the form and/or mix of consideration offered.

In accordance with Rule 2.10 of the UK Takeover Code, Aquarius confirms that it has 327,095,634 ordinary shares each with US$0.05 par value in issue (ISIN BMG0440M1284).

A further announcement will be made when appropriate.

Enquiries:

Aquarius Platinum
Nick Bias (Investor Relations Co-ordinator)
Tel: +44 (0) 7887 920 530
Willi Boehm (Company Secretary)
Tel: +61 (0) 8 9367 5211

Rand Merchant Bank
Peter Hayward-Butt
Tel: +27 (0) 11 282 4416
Carel Vosloo
Tel: +27 (0) 11 282 4143

Lazard & Co, Limited
Peter Warner
Tel: +44 (0) 207 187 2681
Spiro Youakim
Tel: +44 (0) 207 187 2134
Chris Seherr-Thoss
Tel: +44 (0) 207 187 2743

Dealing Disclosure Requirements

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the UK Takeover Code and there can be no certainty that any offer to acquire Ridge shares will ultimately be made.

Under the provisions of Rule 8.3 of the UK Takeover Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Aquarius or of Ridge, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Aquarius or Ridge, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the UK Takeover Code, all "dealings" in "relevant securities" of Aquarius or of Ridge by Aquarius or Ridge, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the UK Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.



AQUARIUS
PLATINUM LIMITED

File # 82-5097

Aquarius Platinum
2009 Half Year Financial Results (December 2008)

Key Points: Operational

- Attributable production for the first half of the 2009 financial year was 260,208 PGM ounces, 17% higher than the previous 6 months to June 2008, though 6% lower compared to the 6 months to December 2007, due largely in part to;
- Temporary suspension at Everest following early detection of subsidence event
- Group Cash costs for the first half 2009 increased 17% to $639 per PGM ounce from $547 per ounce compared to first half 2008

Key Points: Financial

- Average basket prices decreased 19% to $1,211 per PGM ounce from $1,502 per PGM ounce
- Revenues decreased 67% to $139.2 million (impacted by $41.0 million negative sales adjustments from prior period)
- Net loss $70.1 million (US 25.1 cents per share), impacted by one-off charge of $16.8 million on Everest suspension costs.
- However, net gross "cash" profit, (before Everest suspension, prior period sales adjustments and non cash charges, for the half year was $10.6 million
- Consolidated cash balances at period end $87.0 million
- Interim dividend decision deferred

Key Points: Strategic

- Proposal for refinancing RMB debt facility at documentation stage
- BEE transaction completed increasing Aquarius' holding in AQPSA to 100%
- Continued progress with Mimosa and Platinum Mile expansions

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, "*The declines in the PGM basket price resulting from a difficult global environment along with the implications of the Everest suspension have significantly impacted the company. Aquarius' people are working through these difficult times, reducing costs and capex to improve profitability and cashflows.*"

Aquarius Half Year Group Attributable Production


PGM Ounces
300,000
250,000
200,000
150,000
100,000
50,000
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
Dec 07
Jun 08
Dec 08
Kroondal (attributable)
Everest
CTRP (attributable)
Marikana (attributable)
Mimosa (attributable)
Platinum Mile (attributable)

Production

Total on mine PGM production for the period was 456,345 PGM ounces. This represents a 19% increase compared to 2H 2008, however, a 1% decrease when compared to 1H 2008. Production attributable to Aquarius shows a similar pattern, up 17% to 260,208 PGM ounces for 1H 2009 when compared to 2H 2008, though 6% lower compared to 1H 2008. This decrease was due to the temporary closure of the Everest Mine on 7 December 2008 resulting from a subsidence event. This demonstrates that following a weak 2H 2008, the group had started to see improvements in production to December 2008.

At the start of the financial year, the Group was targeting a 2009 annual production of 575,000 PGM ounces, an increase of approximately 15% on the previous year. This target has been reduced by 100,000 ounces to take account of the suspension of operations at Everest and the impact of the transition to owner operator.

Production by Mine and Attributable to Aquarius

PGMs (4E)	Mine		Attributable to Aquarius	
	Half Year ended Dec 2007	Half Year ended Dec 2008	Half Year ended Dec 2007	Half Year ended Dec 2008
Kroondal	208,035	211,438	104,017	105,720
Marikana	72,944	81,333	36,472	40,667
Everest	95,560	64,068	95,560	64,068
Mimosa	78,032	86,870	39,016	43,435
CTRP	5,496	3,548	2,748	1,774
Platinum Mile	-	9,088	-	4,544
Total	**460,067**	**456,345**	**277,813**	**260,208**

File # 82-5097

Foreign Exchange

The Rand weakened over the 6 months to December 2008, averaging 8.79 (closing at 9.37), and continues to weaken into 2009. For the previous corresponding period to December 2007 the Rand averaged 6.93.

Rand Dollar Exchange Rate



12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08

Platinum Group Metal Prices

PGM prices reported significant falls over the first half of this financial year. Platinum closed the period 56% lower at $904 per ounce, rhodium 87% lower at $1,250 per ounce, palladium 60% lower at $184 per ounce, and gold 6% lower at $866 per ounce. Platinum, palladium and rhodium prices fell due to sharp falls in sales to autocatalyst manufacturers and liquidation of physical metal by investment institutions. All this despite tightening emissions standards, ongoing supply constraints and in November and December 2008 an overall increase in jewellery and investment demand.

Individual PGM Prices December 2007 – 2008 (Dollar and Rand per PGM ounce)



Pt, Pd & Au ($/oz)
Rh ($/oz)
Platinum
Palladium
Gold
Rhodium
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Dec-2007
Mar-2008
Jun-2008
Sep-2008
Dec-2008

The PGM basket prices for the Group consequently fell. At our South African operations, the four element basket price averaged R10,673 per ounce, equal to $1,214 per ounce. In Zimbabwe, the average achieved basket price for the first half of the financial year averaged $1,196 per ounce. This resulted in a group basket price equivalent of $1,211 per PGM ounce or R10,647 per PGM ounce.

PGM Basket Prices December 2007 – 2008 (Dollar and Rand per PGM ounce)



$/oz
Rand/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08

Financial results: Half Year to 31 December 2008

Aquarius Platinum Limited announces a consolidated loss for the half year to 31 December 2008 of $70.1million (US 25.1 cents per share), down from the previous corresponding six month period to December 2007 which recorded a profit of $106.6 million (US41.58 cents).

The results for the period were heavily influenced by:

(i) The significant reduction in metal prices experienced since June 2008, which saw platinum decrease from an average of $2,036 per ounce in the month of June to an average of $840 per ounce in the month of December. Rhodium similarly decreased from an average of $9,774 per ounce in the month of June to $1,220 per ounce in the month of December. In addition, by-product nickel also fell 50%, averaging $6.76/lb for the period compared to $13.47/lb in 1H 2008.

(ii) Interest expense $21.6 million (pre-tax) due to increased debt following repurchase of 20% of AQPSA

(iii) $16.8 million (pre-tax) of adjustments associated with the temporary suspension of mining at the Everest mine on 7 December 2008. $10.1 million of this related to impairment of mining assets damaged in the underground and $6.7 million related to provision for redundancies and inventory losses.

(iv) $29 million foreign currency loss (pre-tax) on pipeline advances due to US dollar strengthening during the half year.

(v) Declining PGM prices casuing $41 million of negative PGM sales adjustments (pre-tax) in the current period. This related to the difference between the value of PGM concentrate sales provisionally priced and recorded in the June quarter 2008 and the actual settled PGM price recorded in the Dec 2008 half .

		Add back		
	Half year Dec 2008	**Everest closure costs**	**Portion of sales adjustment relating to prior period**	**Adjusted gross profit for the Half Year**
Revenue	$268.2m	-	-	$268.2m
Impact of Sales Adjustments	($129.0m)	-	$41.0m	($88.0m)
Reported Revenue	$139.2m	-	$41.0m	$180.2m
Cost of Sales (excl D&A)	($176.3m)	$6.7m	-	($169.6)
Gross "Cash" Profit / (Loss)	($37.1m)	-	-	$10.6m
Gross "Cash" Margin (%)	-	-	-	5.9%

Revenue from ordinary activities for the period was $139 million, down from the previous corresponding period due to the factors described above. After adjusting for the items described above the gross "cash" profit of the Group for the half year was $10.6 million.

Total mine PGM production for the period decreased 1% to 456,345 PGM ounces. Production attributable to Aquarius was 6% lower at 260,208 PGM ounces. The decrease in attributable production was due mainly to lower production at the Everest mine. Operations at the Everest mine were suspended on 7 December 2008 following a subsidence event.

Total cash cost of production was $176.3 million, up 17% per PGM ounce in dollar terms. Amortisation and depreciation was lower at $21 million from $24 million in line with the 8% decrease in production. Finance charges for the half year of $21.6 million included interest payments on the RMB debt facility of $14.9 million; pipeline finance of $3.2 million; and a non-cash component of $3.4 million on the unwinding of the rehabilitation provision.

Cash balances during the half year were impacted by the net repayment of approximately $90 million of pipeline sales advances resulting from the decline in PGM prices from the time of the advance to the time of sale. Following the recent stabilisation of PGM prices, pipeline advances are not expected to continue to impact cash flow adversely.

No interim dividend has been declared.

Group Financials by Operation (attributable to Aquarius)

$ million	Kroondal	Marikana	Everest	Mimosa	CTRP	PMR	Corporate	Total
PGM ounces (4E) (attributable)	105,720	40,667	64,068	43,435	1,774	4,544	-	260,208
Revenue	53.8	19.2	29.5	25.9	1.2	3.8	5.8	139.2
Cost of sales	(71.8)	(39.7)	(59.5)	(21.8)	(2.1)	(2.4)	(0.1)	(197.4)
Gross profit	(18.0)	(20.5)	(30.0)	4.1	(0.9)	1.4	5.7	(58.2)
Other Income					(0.1)	0.1	0.2	0.2
Corporate admin & other costs	-	-	-	-	-	-	(4.7)	(4.7)
Foreign currency gain/(loss)	(14.2)	2.5	(6.2)	(9.2)	-	-	(9.1)	(36.2)
Finance charges	-	-	-	-	-	-	(21.6)	(21.6)
Impairment of assets			(10.1)	(2.5)				(12.6)
Profit/(loss) before tax	(32.2)	(18.0)	(46.3)	(7.6)	(1.0)	1.5	(29.5)	(133.1)
Tax benefit/(expense)	-	-	-	-	-	-	27.2	27.2
Profit/(loss) after tax	-	-	-	-	-	-	-	(105.9)
Minority interest	-	-	-	-	-	-	-	35.8
Profit/(loss) after minority interest	-	-	-	-	-	-	-	(70.1)

A proposal for refinancing the RMB debt facility is currently at the documentation stage.

Financials

Aquarius Platinum Limited
Consolidated Income Statement
For the Half Year ended 31 December 2008
$'000

	Note:	Half Year Ended		Year Ended
		31/12/08	31/12/07	30/6/08
Production: (attributable PGM ounces)		**260,208**	**277,183**	**500,203**
Revenue	(i)	139,179	423,657	919,012
Cost of sales (including D&A)	(ii)	(197,321)	(175,662)	(359,873)
Gross profit/(loss)		**(58,142)**	**247,995**	**559,139**
Other income		186	595	2,109
Corporate Admin & other costs	(iii)	(4,710)	(3,822)	(10,467)
Finance costs	(iv)	(21,590)	(8,068)	(28,260)
Foreign exchange gains/(losses)	(v)	(36,299)	(8,908)	14,286
Impairment of assets	(vi)	(12,582)	-	-
Profit/(loss) before tax		**(133,137)**	**227,792**	**536,807**
Income tax credit (expense)	(vii)	27,165	(59,178)	(173,214)
Profit/(loss) after tax		**(105,972)**	**168,614**	**363,593**
Minority interest	(viii)	35,842	(61,968)	(127,119)
Net profit/(loss)		**(70,130)**	**106,646**	**236,474**
Earnings per share (basic - cents)		(25.09)	41.58	91.98

Notes on the Consolidated Income Statement

(i) Revenue is lower compared to December 2007 due to a significant decreases in metal prices, an 8% drop in PGM production and $41 million negative sales adjustments on prior period production

(ii) Increase in cost of sales reflects impact of inflation, on mine cash cost increases and $10.0 million costs associated with the temporary closure of Everest, including depreciation and amortisation of $21.0 million

(iii) Relates to administration costs of the Aquarius Group

(iv) Increase in finance costs reflects interest expense on RMB bridge facility $14.9 million, pipeline finance $3.2 million and interest expense on the unwinding of the rehabilitation provisions $3.4 million

(v) Reflects effects of adjusting revenue recorded at time of production at Kroondal, Marikana and CTRP to actual receipts received at the end of the four month pipeline $27 million and revaluation of net monetary assets including impact of the depreciating Zimbabwean Dollar $9 million

(vi) Includes impairment charges for $10.1 million of Everest mining assets and $2.5m for listed investments

(vii) Income tax includes deferred tax credit attributable to the loss incurred at AQPSA

(viii) Minority interests reflect outside equity interest of the Savannah Consortium (SavCon) for the months of July to October. Aquarius assumed 100% ownership of AQPSA from 27 October following the final phase of the BEE flip which resulted in the SavCon consortium being issued with 65,042,856 shares in Aquarius in return for their 32.5% equity interest in AQPSA

Aquarius Platinum Limited
Consolidated Cash Flow Statement
Half year ended 31 December 2008
$'000

	Note:	Half year ended		Year ended
		31/12/08	31/12/07	30/06/08
Net operating cash inflow	(i)	(15,880)	205,152	339,073
Net investing cash outflow	(ii)	(24,444)	(32,996)	(118,048)
Net financing cash outflow	(iii)	(30,094)	(95,297)	(320,081)
Net increase in cash held		**(70,418)**	**76,859**	**(99,056)**
Opening cash balance		170,956	287,663	287,663
Exchange rate movement on cash	(iv)	(13,584)	4,160	(17,651)
Closing cash balance		**86,954**	**368,682**	**170,956**

Notes on the Consolidated Cash Flow Statement

(i) Net operating cash flow includes $243.5 million net inflow from sales (includes net repayment of $90 million of pipeline advances since June 2008), $247.8 million paid to suppliers, net finance expense of $9.7 million.

(ii) Reflects development and plant and equipment expenditure of $24.4 million.

(iii) Includes the final dividend for payment to shareholders of $26.2 million and $3.6 million AQPSA dividend to minorities.

(iv) Reflects movement of Rand against the US dollar.

Aquarius Platinum Limited
Consolidated Balance Sheet
At 31 December 2008
$'000

	Note:	Half year ended 31/12/08	Half year ended 31/12/07	Year ended 30/06/08
Assets				
Cash assets		86,954	368,682	170,956
Current receivables	(i)	71,754	107,282	186,964
Other current assets	(ii)	45,017	38,587	35,941
Property, plant and equipment	(iii)	195,904	214,043	221,515
Mining assets	(iv)	260,002	316,408	277,428
Other non-current assets	(v)	13,029	13,234	15,599
Goodwill		49,231	-	58,505
Total assets		**721,891**	**1,058,236**	**966,908**
Liabilities				
Current liabilities	(vi)	229,635	68,128	267,517
Non-current payables	(vii)	1,986	2,391	2,219
Non-current interest-bearing liabilities	(viii)	1,933	33,731	1,752
Other non-current liabilities	(ix)	100,868	181,215	150,906
Total Liabilities		**334,422**	**285,465**	**422,394**
Net assets/(liabilities)		**387,469**	**772,771**	**544,514**
Equity				
Parent entity interest		387,469	542,199	508,914
Minority interest		-	230,572	35,600
Total Equity		**387,469**	**772,771**	**544,514**

Notes on the Consolidated Balance Sheet

(i) Reflects debtors receivable on PGM concentrate sales.
(ii) Reflects PGM concentrate inventory, reef stockpiles and consumables stores.
(iii) Represents plant and equipment within the Group.
(iv) Mining assets relates to Kroondal, Marikana, Mimosa and Everest mine properties and mine development.
(v) Includes recoverable portion of rehabilitation provision from Anglo Platinum ($11.5 million), investments in unlisted entities ($0.4 million)
(vi) Includes RMB bridge facility $166.7 million, creditor and other payables $59 million and tax payable $3 million.
(vii) Includes rehabilitation obligations on P&SA1 and P&SA2 structures.
(viii) Reflects Investec loan at PMR.
(ix) Reflects deferred tax liabilities $48 million, provision for closure costs $53 million.

OPERATIONS

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 100%)
P&SA1 at Kroondal

Safety

The 12-month rolling average DIIR deteriorated to 0.77 from 0.44 during the half year.

Mining

- Underground tonnages increased 9% to 3.5 million tons
- Open pit tonnages declined in line with plan to 18,000 tons
- Head-grade averaged 2.57 g/t for the first half, down 4% compared to the first half 2008.

Processing

- Plant processed 3.2 million tons, 3% higher than the first half 2008
- Concentrator recoveries improved marginally to 78%
- Production increased 2% to 211,438 PGM ounces

Revenue

The PGM basket price for the half was $1,233 per PGM ounce, 22% lower than 1H 2008. The Rand Dollar exchange rate averaged 8.79 for the six months. Revenue at Kroondal consequently suffered, down 61% to R841 million, due primarily to repayment of sales advances caused by weakening PGM prices.

Operations

Production for the first six months increased 5% compared with the first half 2008, totaling 3.5 million tons: 3,483,000 tons from underground operations and 18,000 tons from open pit operations.

Primary development decreased by 52% over the period to a total 3,646 metres. Development decreased in accordance with mine planning.

At the end of period, the stockpile had increased to 154,000 tons in preparation for the Christmas close and to mitigate the Q3 holiday impact.

Tons processed increased 3% to 3,241 million tons. The plant head grade fell to 2.57g/t for the first half. PGM production increased by 2% to 211,438 (Aquarius attributable: 105,720 PGM ounces).

Operating Cash Costs

Cash costs for the first half increased to R339 per ROM ton and $592 per PGM ounce.

Kroondal: Operating Cash Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 5,203 per PGM ounce	R 4,266 per PGE ounce	R 4,161 per PGE ounce

P&SA2 at Marikana

Safety

The 12-month rolling average DIIR for the half year deteriorated to 0.70 compared with 0.33 in the previous corresponding period. Operations moved from primarily open pit operations to a combination of underground and open pit mining resulting in a higher risk profile.

Mining

- Underground production ramp-up continues to progress with 740,000 tons mined for the period
- Open pit production also increased to 700,000 tons
- Head grade decreased to 2.87 g/t due to increased underground tonnage

Processing

- Tons processed increased to 1,363,000 a 15% increase compared to the first half 2008
- Recoveries remained steady at 64%, though increasing in the second quarter compared to the first quarter
- 81,333 PGM ounces produced (Aquarius attributable 40,667 PGM ounces), a 12% increase compared to the first half 2008.

Revenue

The PGM basket price for the half was $1,198 per PGM ounce, 23% lower than 1H 2008. The Rand Dollar exchange rate averaged 8.79 for the six months. Revenue at Marikana consequently suffered, down 59% to R303 million, due primarily to repayment of provisional sales advances.

Operations

Total production for the first six months increased to 1,440 million tons, made up of 740,000 underground tons and 700,000 open pit tons.

The surface stockpile decreased to 145,000 tons at the end of the period.

During the first six months, a total of 1,363,000 tons were processed, a 15% increase period on period.

The average plant head grade decreased to 2.87g/t for the first six months compared to 3.02 g/t for 1H 2008 due to higher percentage of underground ore. Plant recoveries were steady at 64%, resulting in production of 81,333 PGM ounces (Aquarius attributable 40,667 PGM ounces, up 12% compared to 1H 2008.

Operating Cash Costs

Cash costs averaged R420 per ROM ton for the period. Cash costs per PGM ounce increased by 23% to R7,038 compared to the first six months to 2008, equal to $701 per PGM ounce. Cash costs in the second quarter, however, showed some improvement, reducing 20% to R6,279 per PGM ounce compared to the first quarter.

Marikana: Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Marikana	R7,038 per PGM ounce	R5,780 per PGE ounce	R 5,609 per PGE ounce

The following report for the Everest Platinum Mine is for the six months to December 2008, however, it should be noted that the mine was only operating until December 7, therefore period-on-period comparables are not accurate.

Everest Platinum Mine

Safety

The 12 month rolling average DIIR for the half year improved to 0.58 compared with 0.84 in the previous corresponding period.

Mining

- Underground operations produced to 839,000 tons
- Head grade fell 3% to 2.89 g/t

Processing

- 839,000 tons processed
- Significant improvement in recoveries to 83% reflecting ending of open pit production
- Production 64,068 PGM ounces

Revenue

The PGM basket price fell by 21% to $1,224 per PGM ounce compared to 1H 2008. The Rand Dollar exchange rate averaged 8.79 for the six months. Revenue at Everest consequently suffered, down 77% to R226 million, due to lower production, the temporary suspension of operations and repayment of sales advances.

Operations

Underground operations produced 839,000 tons. Open pit mining ceased in the previous period.

Underground production was still ramping up following the conversion to owner-operator during 2H 2008 and affected by challenging geology on northern sections of the mine and wage negotiations concluded during the period.

Stockpiles were depleted during the period. Concentrator throughput was 839,000 tons milled for the period.

Metallurgical recoveries improved to 83% for the first six months compared with 79% in the previous corresponding period, reflecting the results of metallurgical optimisation.

Production for the first six months until operations were suspended totalled 64,068 PGM ounces.

Operating Cash Costs

Cash costs for the period increased to R511 per ROM ton milled, consequently, cash costs per PGM ounce for the period increased to R6,686 per PGM ounce, with significant impact due to operation .suspension

Everest Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Everest	R 6,686 per PGM ounce	R 5,471 per PGE ounce	R 5,320 per PGE ounce

Mimosa Mine (Aquarius 50%)

Safety

The 12-month rolling average DIIR deteriorated to 0.17 from 0.11 for the period.

Mining

- Underground production increased to 1,046,000 tons
- The surface stockpile increased by 27% to 530,000 tons at the end of the period

Processing

- Tons processed increased 13% to 1,014,000 tons despite plant shutdowns
- Average concentrator plant recoveries fell to 73.7%
- Total mine production increased 11% to 86,870 (Aquarius attributable: 43,435 PGM ounces)

Revenue

The PGM basket price for the period averaged $1,196 per PGM ounce, an 11% increase compared to 1H 2008. The average nickel price over the period was 47% lower at $8.35 per pound and copper 8% higher at $3.00 per pound compared to the previous corresponding period.

Revenue for the period was $110 million (Aquarius attributable: 50%), a 2% increase compared to the previous corresponding period.

During the period mining operations hoisted 1,046,000 tons compared with 971,000 tons in the previous corresponding period. Tons milled during the quarter totalled 1,014,000 tons, with the surface stockpile at the end of the period 530,000 tons.

The average plant head grade for the period increased slightly to 3.61 g/t.

Recoveries for the period fell slightly to 73.7%.

Production for the period increased 11% to 86,870 PGM ounces (Aquarius attributable: 43,435 PGM ounces).

Operating Cash Costs

Cash costs for the period increased 11% to $40 per ROM ton and increased by 13% to $469 per PGM ounce compared to the previous corresponding period. Net of by-products, cash costs were $161 per PGM ounce.

Mimosa Operating Costs

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Mimosa	$469 per PGM ounce	$446 per PGE ounce	$161 per PGE ounce

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD
Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR is for the period was 4.80 compared to 0 for 1H 2008.

Processing

- Feed processed was 120,000 tons
- Average recoveries for the period increased 51% to 39%
- 3,548 PGM ounces produced (Aquarius attributable: 1,774 PGM ounces)

Revenue

The PGM basket price for the period decreased 18% to $1,530 per PGM ounce. The CTRP enjoys a high rhodium content hence the higher basket prices achieved. The Rand Dollar exchange rate averaged 8.79 for the six months. Revenue at CTRP consequently suffered, down 78% to R12 million, due to PGM sales adjustments.

Operations

Feed decreased 15% 120,000 tons.

The head grade over the first half averaged 2.5 g/t.

Recoveries increased by 51% to 39%, though notably increasing though the period and averaging 48% in the second quarter.

This resulted in production of 3,548 PGM ounces produced (Aquarius attributable: 1,774 PGM ounces) compared with the previous corresponding period

Operating Costs

Cash costs increased to R3,572 per PGM ounce, equal to $406 per PGM ounce.

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products
CTRP	R 3,572 per PGM ounce	R 2,447 per PGE ounce	R 2,345 per PGE ounce

Platinum Mile (Aquarius Platinum 50%)

Safety
The DIIR is for the period was zero.

Processing
- Feed processed was 4.6 million tons
- Average recoveries for the period were 9%
- 9,087 PGM ounces produced (Aquarius attributable: 4,544 PGM ounces)

Revenue
The PGM basket price for the period was $841 per PGM ounce. The Rand Dollar exchange rate averaged 8.79 for the six months. Revenue at Platinum Mile was R74 million.

Operations
Feed during the period totalled 4,574,000 tons.

The head grade over the first half averaged 0.72 g/t with recoveries at 9%. This resulted in production of 9,087 PGM ounces produced (Aquarius attributable: 4,544 PGM ounces) compared with the previous corresponding period.

Operating Costs
Cash costs for the period was R3,387 per PGM ounce, equal to $384 per PGM ounce.

Statistics		Kroondal P&SA1		Marikana P&SA2		CTRP		Everest		Mimosa		Platinum Mile
	Unit	6 months Dec 2008	6 months Dec 2007	6 months Dec 2008	6 months Dec 2007	6 months Dec 2008	6 months Dec 2007	6 months Dec 2008	6 months Dec 2007	6 months Dec 2008	6 months Dec 2007	6 months Dec 2008
Safety												
DIIR	Rate/200,000 hrs	0.77	0.44	0.70	0.33	4.80	0	0.58	0.84	0.17	0.11	0
Revenue												
Gross revenue	Millions	841	2,138	303	744	12	56	226	995	110	107	74
PGM basket Price	$/oz	1,233	1,586	1,198	1,559	1,530	1,874	1,224	1,553	1,196	1,074	841
Gross cash margin	%	(31)	64	(89)	44	(5)	81	(89)	66	64	71	43
Nickel Price	$/lb	6.76	13.47	6.76	13.47	6.76	13.47	6.76	13.47	8.35	15.66	5.83
Copper Price	$/lb	2.63	3.38	2.63	3.38	2.63	3.38	2.63	3.38	3.00	3.46	2.12
Ave R/$ rate		8.79	6.93	8.79	6.93	8.79	6.93	8.79	6.93	-	-	8.79
On Mine Cash Costs												
Per ROM ton	R/ton	339	245	420	355	106	77	511	264	-	-	7
	$/ton	39	35	48	51	12	11	58	38	40	36	1
Per PGM (3E+Au)	R/oz	5,203	3,720	7,038	5,742	3,572	1,983	6,686	3,493	-	-	3,387
	$/oz	592	536	801	828	406	286	761	504	469	414	384
Per PGE (5E+Au)	R/oz	4,266	3,063	5,780	4,765	2,447	1,388	5,471	2,837	-	-	-
	$/oz	485	442	658	687	278	200	623	409	446	394	-
Production												
Underground	ton '000s	3,483	3,033	740	558	-	-	839	1,149	1,046	971	-
Open Pit	ton '000s	18	120	700	630	-	-	-	117		-	4,574
Total	ton '000s	3,501	3,152	1,440	1,187	120	141	839	1,266	1,046	971	4,574
Plant Head	g/t PGM	2.57	2.68	2.87	3.02	2.50	4.80	2.89	2.97	3.61	3.56	0.72
Recoveries	%	78	77	64	64	39	26	83	79	74	76	9
Platinum	Ozs	125,709	124,586	50,375	45,829	2,155	3,423	37,643	56,787	44,016	39,641	5,269
Palladium	Ozs	61,734	60,380	22,342	19,667	792	1,231	19,365	28,062	33,540	30,098	2,817
Rhodium	Ozs	23,009	22,079	8,123	6,953	592	830	6,499	9,946	3,523	3,079	817
Gold	Ozs	987	990	494	495	8	12	562	765	5,790	5,214	183
Total PGM (3E+Au)	Ozs	211,438	208,035	81,333	72,944	3,548	5,496	64,068	95,560	86,870	78,032	9,087
Iridium	Ozs	8,748	8,570	3,415	3,093	293	417	2,487	3,911	2,962	2,708	-
Ruthenium	Ozs	37,703	36,065	14,285	11,874	1,339	1,936	11,740	18,183	1,535	1,395	1,453
Total PGE (5E+Au)	Ozs	257,889	252,669	99,034	87,911	5,179	7,849	78,295	117,654	91,367	82,135	10,539
Nickel	Tons	215	208	118	113	5	8	122	149	1,217	1,078	54
Copper	Tons	91	93	61	62	2	3	64	72	995	888	16

Other Matters

Sylvania
AQPSA and AQP ("AQP Group") have since mid 2008, directed correspondence to the Sylvania group of companies ("Sylvania Group"), recording the AQP Group's dissatisfaction with the manner in which the Sylvania Group has managed its contractual and business relationship with the AQP Group. This dissatisfaction extends to the manner in which the Sylvania Group has failed to honour the spirit of the agreement concluded between the AQP Group and the Sylvania Group for the Everest North project, for which AQPSA is the holder of a prospecting right and has the exclusive right to apply for a mining right in accordance with the provisions of the MPRD Act 28 of 2002, which is contrary to the recent statements made by the Sylvania Group in the financial press to the effect that the Sylvania Group is entitled to make such an application for a mining right. To date and despite requests for a response, the AQP Group has not received a conclusive response to the aforementioned correspondence and the AQP Group has referred the dispute with the Sylvania Group to its lawyers to provide the AQP Group with an opinion as to the merits of the dispute with the Sylvania Group, whereafter decisive legal action against the Sylvania Group may follow.

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Non-executive (appointed 5 November 2008)

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Wessel Phumo	General Manager: Marikana
Jacques Pretorius	General Manager: Everest
Gabriel de Wet	General Manager: Engineering

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director
Fungai Makoni	Finance Executive & Company Secretary

File # 82-5097

Issued Capital
At 31 December 2008, the Company had in issue: 327,095,634 fully paid common shares and 1,680,305 unlisted options.

Substantial Shareholders 31 December 2008	Number of Shares	Percentage
Savannah Consortium	65,042,856	19.88%
HSBC Custody Nominees (Australia Limited)	20,811,259	6.36%
Nutraco Nominees Limited	16,530,643	5.05%

Trading Information
ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Merrill Lynch International 2 King Edward St London, EC1A 1HQ Telephone: +44 (0)20 7628 1000 **Investec Securities Limited** Investec Bank plc 2 Gresham St, London, EC2V 7QP Telephone: +44 (0)20 7597 5970	**Euroz Securities** Level 14, The Quadrant 1 William Street, Perth WA 6000 Telephone: +61 (0)8 9488 1400	**Investec Bank Limited** 100 Grayston Drive Sandown, Sandton 2196 Telephone: +27 (0)11 286 7326

Aquarius Platinum (South Africa) (Proprietary) Ltd
100% Owned (At 31 December 2008)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd
100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS (SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
PMR	Platinum Mile Resources Pty Ltd
R	South African Rand
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium - the principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 41 (0)79 888 1642
nickbias@aquariusplatinum.com

Appendix 4D

File # 82-5097

HALF YEAR REPORT
6 MONTHS ENDED 31 DECEMBER 2008

Aquarius Platinum Limited

ABN	Reporting period	Previous corresponding period
087 577 893	Six months ended 31/12/08	Six months ended 31/12/07

Results for announcement to the market

				$US'000
Revenues from ordinary activities	down	67 %	to	139,179
Loss from ordinary activities after tax attributable to shareholders	Up	166 %	to	(70,130)

Dividends	Amount per security	Franked amount per security
Interim dividend	- ¢	- ¢

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 5th February 2009.

Director's Report

Your directors submit their report for the half-year ended 31 December 2008.

Directors

The names of the company's directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Nicholas T Sibley
Stuart A Murray
Sir William Purves
Kofi Morna
G Edward Haslam
Timothy Freshwater
David Dix
Zwelakhe Mankazana

Review and Results of Operations

Aquarius Platinum Limited (Aquarius) recorded an operating loss after tax for the six month period of $70.1 million.

The result for the period was heavily influenced by the significant reduction in metal prices since June 2008.

The loss includes $16.8 million (pre-tax) of adjustments associated with the temporary closure of the Everest mine on 8 December 2008 and a $40.5 million negative adjustment arising from the provisionally priced sales booked in the previous financial year and settled during this half-year.

The sales adjustments arose due to the significant correction in metal prices which has seen platinum decrease from an average of $2,036 per ounce for the month of June 2008 to an average of $840 per ounce for the month of December 2008, and rhodium decrease from an average of $9,774 per ounce for the month of June 2008 to an average of $1,220 per ounce for the month of December 2008.

Revenue and gross margins for the half-year were down due to the impact of the negative price adjustment described above.

Production attributable to Aquarius was 255,661 PGM ounces, a decrease of 8% over the previous corresponding period to December 2007. The major reason for the shortfall was the temporary closure of Everest due to a subsidence event.

Amortisation and depreciation was lower at $21 million from $24 million in line with the 8% decrease in production. Net finance income for the period of $13 million, comprised $8.5 million in interest income and $21.6 million in interest expense. Included in interest expense is a non cash element of $3.4 million relating to the net present value adjustments to the Marikana and Kroondal rehabilitation provisions.

	31/12/08	31/12/07
PGM Ounces		
Attributable production	260,208	277,813
Mine Operations EBITDA ($'000)		
Kroondal	(24,819)	97,175
Marikana	(11,522)	21,923
Everest	(33,314)	93,728
Mimosa	(3,501)	32,484
CTRP	(1,356)	3,144
Plat Mile	1,734	-
Mine EBITDA	**(72,778)**	**248,454**
Corporate	(13,612)	283
Finance charges (net)	(13,121)	3,295
Amortisation	(21,044)	(24,240)
Impairment of assets	(12,582)	-
Profit/(loss) before tax	**(133,137)**	**227,792**
Tax benefit/(expense)	27,165	(59,178)
Profit/(loss) after tax	**(105,972)**	**168,614**
Minority interest	35,842	(61,968)
Net profit/(loss) attributable to members	**(70,130)**	**106,646**

Aquarius' cash balances decreased $84 million during the half-year to $87 million at 31 December 2008.

Operating cash flows during the six months ended 31 December 2008 were impacted by the significant drop in PGM prices leading to a net repayment of sales advances in the order of $90 million.

In Zimbabwe, the Indigenisation and Economic Empowerment Bill mandating 51% of indigenous ownership was enacted into law during the last quarter of the financial year. Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into amendments to the Mines and Minerals Act which are yet to be brought before parliament. Depending on the final outcome, one possibility is that the group may lose joint control of the Mimosa Mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a profit or loss to the Group. It is impracticable to quantify any potential impact of a future transaction at this point in time.

Refer to the Half Yearly Results announcement released in conjunction with this Appendix 4D to the market on 5th February 2009 for further information.

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable).

Signed in accordance with a resolution of the Directors.

Nicholas T Sibley
Chairman

Date: 5th February 2009

Consolidated income statement

(Half year ended 31 December)

	31/12/08 $US'000	31/12/07 $US'000
Revenue	139,179	423,657
Cost of sales	(197,321)	(175,662)
Gross profit/(loss)	**(58,142)**	**247,995**
Other income	186	595
Administrative and other costs	(4,710)	(3,822)
Foreign exchange loss	(36,299)	(8,068)
Finance costs	(21,590)	(8,908)
Impairment losses	(12,582)	-
Profit/(loss) before income tax	**(133,137)**	**227,792**
Income tax benefit/(expense)	27,165	(59,178)
Net profit/(loss)	**(105,972)**	**168,614**
Attributable to:		
Equity holders of Aquarius Platinum Limited	(70,130)	106,646
Minority interests	(35,842)	61,968
	(105,972)	**168,614**

Earnings per share		
Basic Earnings/(loss) per share	(25.09) cents	41.58 cents
Diluted Earnings/(loss) per share	(25.09) cents	41.17 cents

Consolidated statement of recognised income and expenses

(Half year ended 31 December)

	31/12/08 $US'000	31/12/07 $US'000
Foreign currency translation adjustments recognised directly in equity	(17,388)	9,460
Net profit/(loss) for the period	(105,972)	168,614
Total recognised income and expenses	(123,360)	178,074
Attributable to:		
Equity holders of Aquarius Platinum Limited	(83,929)	111,754
Minority interests	(39,431)	66,320
Total recognised income and expenses	(123,360)	178,074

Consolidated balance sheet

	As at 31/12/08 $US'000	As at 30/06/08 $US'000	As at 31/12/07 $US'000
Non-current assets			
Receivables	11,522	10,795	12,803
Available for sale investments	1,507	4,804	431
Property, plant and equipment	195,904	214,314	214,043
Mining assets	260,002	284,629	316,408
Goodwill	49,231	58,505	-
Total non-current assets	**518,166**	**573,047**	**543,685**
Current assets			
Cash	86,954	170,956	368,682
Trade and other receivables	71,754	186,964	107,282
Inventories	44,574	35,941	37,677
Other	443	-	910
Total current assets	**203,725**	**393,861**	**514,551**
Total assets	**721,891**	**966,908**	**1,058,236**
Non-current liabilities			
Payables	1,986	2,219	2,391
Interest bearing liabilities	1,933	1,657	33,731
Deferred tax liabilities	47,957	92,288	109,010
Provisions	52,911	58,618	72,205
Total non-current liabilities	**104,787**	**154,782**	**217,337**
Current liabilities			
Trade and other payables	49,552	56,294	45,651
Interest bearing liabilities	176,668	208,161	140
Current tax liabilities	3,035	1,644	21,715
Provisions	380	474	622
Derivative financial instruments	-	1,039	-
Total current liabilities	**229,635**	**267,612**	**68,128**
Total liabilities	**334,422**	**422,394**	**285,465**
NET ASSETS	**387,469**	**544,514**	**772,771**
Shareholders equity			
Issued capital	16,355	13,103	12,827
Shares reserved for share plan	(1,301)	(1,012)	-
Share premium reserve	652,704	550,860	149,592
Equity benefits reserve	409	409	351
Equity reserve	(358,226)	(249,298)	(22,584)
Foreign currency translation reserve	(40,067)	(22,679)	3,907
Retained earnings	117,595	217,531	398,106
Equity attributable to members of Aquarius Platinum Limited	**387,469**	**508,914**	**542,199**
Minority interests	-	35,600	230,572
TOTAL EQUITY	**387,469**	**544,514**	**772,771**

Consolidated statement of cash flows

(Half year ended)31 December)

	31/12/08 $US'000	31/12/07 $US'000
Cash flows related to operating activities		
Receipts from customers	243,487	403,521
Payments to suppliers and employees	(247,740)	(165,148)
Interest received	8,468	12,202
Interest paid	(18,184)	(5,880)
Other income	186	-
Income taxes paid	(2,097)	(39,543)
Net operating cash flows	**(15,880)**	**205,152**
Cash flows related to investing activities		
Payment for mine development and property, plant and equipment	(24,444)	(22,996)
Redeemable deposit	-	(10,000)
Net investing cash flows	**(24,444)**	**(32,996)**
Cash flows related to financing activities		
Proceeds from issues of shares	-	173
Purchase of shares reserved for share plan	(289)	
Return of capital	-	(14,587)
Repayment of borrowings	-	(55,230)
Dividends paid	(26,205)	(25,653)
Dividends paid by subsidiary to minority interests	(3,600)	-
Net financing cash flows	**(30,094)**	**(95,297)**
Net (decrease)/increase in cash held	**(70,418)**	**76,859**
Cash at beginning of period	170,956	287,663
Net foreign exchange differences	(13,584)	4,160
Cash at end of period	**86,954**	**368,682**

Notes to the consolidated income statement

1. Basis of Preparation of the Condensed Half Year Financial Report

The half-year condensed financial report should be read in conjunction with the Annual Financial Report of Aquarius Platinum Limited as at 30 June 2008. It is also recommended that the half-year financial report be considered together with any public announcements made by the company and its controlled entities during the half-year ended 31 December 2008 in accordance with the group's continuous disclosure obligations.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

a) Going concern

For the six months ended 31 December 2008 the Group has reported a net loss of $70.1 million, net cash outflows from operations of $15.9 million and has a net current asset deficiency of $25.9 million.

Notwithstanding this, management has prepared the financial report on the basis that the Group is a going concern.

Management and the Directors' are satisfied that the group will be able to continue as a going concern and meet its debts as and when they fall due. In arriving at this position, Management and the Directors have considered the following pertinent matters:

- The ability of the Group to refinance or renew the AQPSA bridge loan balance of Rand 1.58 billion ($166.7 million) (as at 31 December 2008) due for repayment on 30 June 2009;
- The ability of the Group to raise funds through share placement or other methods of financing as necessary;
- Operating cash flows during the six months ended 31 December 2008 were impacted by the significant drop in PGM prices leading to a net repayment of sales advances in the order of $90 million. With the recent stabilisation in PGM prices sales advances are not expected to continue to impact cash flow adversely unless PGM prices fall further; and
- The return of PGM prices to levels reflecting long term demand.

Should the Group not achieve the matters set out above, there is uncertainty whether it will be able to continue as a going concern and therefore whether it will be able to pay its debts as and when they fall due and realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

The financial report does not include any adjustments relating to the recoverability or classification of recorded asset amounts, or to the amounts or classification of liabilities that might be necessary should the consolidated entity not be able to continue as a going concern.

b) Zimbabwe operations

The Group operates in Zimbabwe where it has net assets at 31 December 2008 with a carrying value of $184.6 million. During the last quarter of the financial year ended 30 June 2008 the Government enacted the Indigenisation and Economic Empowerment Bill mandating 51% of indigenous ownership.

Specific details on the implementation of the Act in various sectors are pending. The details on the mining sector are supposed to be incorporated into amendments to the Mines and Minerals Act which are yet to be brought before parliament. Depending on the final outcome, one possibility is that the group may lose joint control of the Mimosa Mine. Loss of joint control would result in the deconsolidation of the Zimbabwe assets and liabilities and may result in a profit or loss to the Group. It is impracticable to quantify any potential impact of a future transaction at this point in time. In addition to the above, the economic environment remains uncertain and future developments may have an impact on the ability of the Group to recover the full carrying values of the Group's assets in Zimbabwe.

c) Basis of Accounting

The half-year condensed financial report is a general-purpose condensed financial report, which has been prepared in accordance with International Accounting Standard 34 ("IAS 34").

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments and derivatives that have been measured at fair value.

The consolidated financial information has been rounded to the nearest thousand of US dollars unless otherwise stated.

d) Changes in Accounting Policies

From 1 July 2008 The Group has adopted the following Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2008.

- Reclassification of Financial Assets (amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments Disclosures)
- Interpretation 12 Service Concession Arrangements and consequential amendments to other International Accounting Standards
- SIC 29 Service Concession Arrangements: Disclosures
- IFRIC 4 (revised) Determining whether an arrangement contains a lease
- IFRIC 13 Customer Loyalty Programmes.
- IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

Adoption of these standards and interpretations did not have any effect on the financial position or performance of the Group.

The Group has not elected to early adopted any new standards or amendments.

2. Revenue from ordinary activities

	31/12/08 $US'000	31/12/07 $US'000
Sales revenue	259,801	356,332
PGM price adjustments*	(129,090)	55,123
Interest revenue	8,468	12,202
Total revenue	139,179	423,657

* This represents the impact of PGM price movements on provisionally price sales contracts.

3. Cost of sales

	31/12/08 $US'000	31/12/07 $US'000
Amortisation and depreciation	21,045	24,239
Cost of production	174,605	149,886
Royalties	1,671	1,537
Total cost of sales	197,321	175,662

4. Impairment of assets

	31/12/08 $US'000	31/12/07 $US'000
Impairment of Everest mining assets	10,082	-
Impairment of available for sale investments	2,500	-
Total impairment of assets	12,582	-

Impairment of Everest mining assets
On 7 December 2008 the Company announced the suspension of mining operations for a minimum period of six months at the Everest Platinum Mine following detection of instability in an upper area of the mine. The instability was subsequently found to be a result of subsidence that has occurred over an upper area of the ore body which includes the upper levels of the decline shaft. The Company has made an assessment of the damage to the mine and associated infrastructure resulting in an impairment charge of $10.082 million.

An insurance claim is being prepared and will be lodged. The quantum is still being assessed but preliminary indications indicate a claim amount in the order of approximately Rand 125 million.

Impairment of available for sale investments
Listed investments have been reassessed to fair value at 31 December 2008.

5. Details of individual and total dividends and dividend payments

No interim dividend is proposed.

Interim dividends on all securities

		Total amount paid or payable US$'000	Amount per share US$	Franked amount per share
Final dividend:	Current period	-	- ¢	- ¢
	Previous period	26,205	10 ¢	- ¢
Interim dividend:	Current period	-	- ¢	- ¢
	Previous period	25,653	10 ¢	- ¢

6. Earnings per security (EPS)

Details of basic and diluted EPS reported separately in accordance with *IAS 33: Earnings Per Share* are as follows.

	31/12/08 $US'000	**31/12/07 $US'000**
Net Profit/(loss):	(105,972)	168,614
Adjustments:		
Net (profit)/loss attributable to outside equity interest	35,842	(61,968)
Earnings/(losses) used in calculating basic and diluted earnings per share	**(70,130)**	**106,646**

	Current period Number of Shares	Previous corresponding period Number of Shares
Weighted average number of ordinary shares used in calculating basic earnings per share	279,486,597	256,513,648
Effect of dilutive securities:		
Share options	-	2,518,328
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	279,486,597	259,031,975

7. Details of associates and joint venture entities

The Group has interests in the following entities:

Name of entity	Percentage of ownership interest held at end of period		Contribution to net profit/(loss)	
	31/12/08	**31/12/07**	**31/12/08 $US'000**	**31/12/07 $US'000**
Mimosa Investments Limited	50%	50%	(11,121)	25,908
Chrome Tailings Retreatment Project	50%	50%	-	2,310
Kroondal and Marikana Mines	50%	50%	(15,462)	116,641
Platinum Mile Resources (Pty) Ltd	50%	-	979	-
Total			(25,604)	144,859

Group's share of joint venture:	**31/12/08 $US'000**	**31/12/07 $US'000**
Profit/(loss) from ordinary activities before tax	(22,171)	149,995
Income tax on ordinary activities	(3,433)	(5,136)
Share of net profit/(loss) of joint venture entities	**(25,604)**	**144,859**

8. Subsequent Events

The government of Zimbabwe effectively dollarised the economy of Zimbabwe and as a result local goods and services may be procured in foreign currencies. It is unclear at this early stage as to the effect this will have on the operations of the Group in Zimbabwe. It is expected that the authorities may raise taxes and duties in foreign currency.

9. Contingency: Moolman Mining Dispute

AQPSA has received a response from Moolman Mining to AQPSA's answering affidavit in Moolman Mining's counter-application in the motion proceedings instituted by AQPSA. AQPSA's application is to stay the Arbitration proceedings instituted by Moolman Mining in the "rise and fall" formula dispute, pending the outcome of the action proceedings instituted by AQPSA against Moolman Mining to set aside the mining contract by reason of Moolman Mining's misrepresentation when the mining contract in question was originally concluded. The response has not changed AQPSA's view of the merits of the matter in any respect.

AQPSA has served a plea to Moolman Mining's counterclaim in the abovementioned action proceedings. AQPSA denies that any amounts whatsoever are owing to Moolman Mining because such claims arise either directly out of the mining contract or as a result of a finding that AQPSA was not entitled to rescind the mining contract. A finding that there was a misrepresentation at the instance of Moolman Mining will have the effect that none of the amounts in the counter-claim will be payable. All pleadings in the matter are now closed and the legal teams will be meeting in the near future to discuss a time table and procedural issues for the hearing of the matter

10. Segment reporting

The economic entity operates in the mining industry through the ownership and operation of platinum group metals mining projects. The group operates in four geographical segments – South Africa, Zimbabwe, Bermuda and Australia.

Geographical segments

31 December 2008 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
Revenue	575	112,599	91	25,914	-	139,179
Intersegment revenues	25,066	-	311	-	(25,377)	-
Segment revenue	25,641	112,599	402	25,914	(25,377)	139,179
Segment result	(4,798)	(154,262)	33	(7,688)	33,578	(133,137)
Income tax benefit						27,165
Loss after tax						(105,972)
Minority interest						35,842
Net loss						(70,130)
Segment assets	185,757	349,157	2,342	184,635	-	721,891
Segment liabilities	19,025	295,117	285	19,995	-	334,422

31 December 2007 US$'000	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
Revenue	2,258	368,057	136	53,206	-	423,657
Intersegment revenues	9,710	-	311	-	(10,021)	-
Segment revenue	11,968	368,057	447	53,206	(10,021)	423,657
Segment result	2,927	192,822	-	31,045	998	227,792
Income tax expense						(59,178)
Profit after tax						168,614
Minority interest						(61,968)
Net profit						106,646
Segment assets	204,974	685,490	4,326	163,446	-	1,058,236
Segment liabilities	19,703	255,369	666	9,727	-	285,465

11. Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Issue price per security	Amount paid up per security (cents)
Ordinary securities	327,095,634	327,095,634		
Changes during current period:				
Increases through issues	65,042,856	65,042,856	A$2.60	-
Increases through option conversions				-
Decreases through returns of capital, buybacks, redemptions				-
Options (*description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
Unlisted employee options each convertible for one ordinary share				
Employee options				
Changes during current period:				
Issued during current period				
- Employee options				
Exercised during current period				
Expired during current period	-	-	-	-

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Aquarius Platinum Limited I state that:

In the opinion of the Directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2008 and the performance of the consolidated entity for the half-year ended on that date; and

   ii) comply with International Accounting Standard IAS 34; and

b) subject to the matters disclosed in Note 1 there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Nicholas Sibley
Chairman

Date: 5th February 2009

ERNST & YOUNG

Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

File # 82-5097

To the members of Aquarius Platinum Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying 31 December 2008 financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, which comprises the condensed consolidated balance sheet as at 31 December 2008, and the condensed consolidated income statement, condensed consolidated statement of recognised income and expenses and condensed consolidated statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes, other information as set out in Appendix 4D to the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration, but excludes the following sections:

- Results for Announcement to the Market
- Directors' Report

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with International Accounting Standards and the ASX Listing Rules as they relate to Appendix 4D. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with the International Standard on Auditing on review engagements ISRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report does not present fairly the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complies with International Accounting Standard 34 Interim Financial Reporting and the ASX Listing Rules as they relate to Appendix 4D. As the auditor of Aquarius Platinum Ltd and the entities it controlled during the half-year, ISRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the international professional ethical pronouncements.

ERNST & YOUNG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Aquarius Platinum Ltd and the entities it controlled during the half-year, does not:

(a) present fairly the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date;
(b) comply with International Accounting Standard 34 *Interim Financial Reporting*; and
(c) comply with the ASX Listing Rules as they relate to Appendix 4D.

Inherent Uncertainty Regarding Continuation as a Going Concern and Zimbabwe operations

Without qualification to the conclusion expressed above, we draw attention to note 1 in the financial report. As a result of these matters, there is significant uncertainty whether the group will be able to continue as a going concern and therefore whether it will be able to pay its debts as and when they fall due and realise its assets (including its investments in Zimbabwe operations) and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.



Ernst & Young



P McIver
Partner
Perth
5 February 2009

PM:JC:AQP:006



AQUARIUS
PLATINUM LIMITED

Aquarius Platinum
Second Quarter 2009 Production Results (to 31 December 2008)

File # 82-5097

Highlights of the Quarter
- Increase in Group production
- Reductions in cash costs at Kroondal, Marikana, and CTRP and for the Group as a whole
- Further falls in all PGM prices, with some respite from a weaker Rand

Commenting on the results, Stuart Murray, CEO of Aquarius Platinum said, *"The operational turnaround which started in the previous quarter continued its momentum to deliver solid improvements in production and costs across the Group during the quarter, despite the subsidence event at Everest resulting in the temporary suspension of operations. This temporary suspension will allow us the time we need to engage with our insurers and develop a plan to ensure that Everest is brought back in the right manner for the long-term, rather than rushing into a short-term high-risk turnaround that could place strain on the business as a whole."*

The dire global macro environment continues however to impact on profitability of the Group as PGM prices have weakened further during the quarter. Preliminary assessment of the half yearly result for the Group indicates a net after tax loss in the range of $75 million to $85 million after approximately $20m (pre tax) in writedowns associated with the temporary closure of the Everest mine. The deterioration in earnings has been attributable in the main to the continued decline in metal prices during the second quarter, particularly rhodium which fell 54% and nickel which fell 27%. This guidance is preliminary in nature, subject to finalisation within Aquarius as well as review by the company's external auditors. Additionally, the Company will be conducting impairment testing of the carrying value of certain assets as at 31 December 2008. As such, the actual results for the six months to 31 December 2008 may differ from the guidance given in this update. Given the ongoing turmoil in global markets and the impact this may have on operations, we believe it is appropriate to provide an early indication of half yearly results. Further detailed analysis will be covered in the results announcement to be released on 5th February 2008."

P&SA1 at Kroondal
- PGM production up 8% to 109,707 PGM ounces (Aquarius attributable: 54,854 PGM ounces)
- Cash cost fell 13% to R4,856 per PGM ounce
- Effective cash margin of 15%, reduced to -78% after accounting for negative sales price adjustments

P&SA2 at Marikana
- PGM production up 9% to 42,451 PGM ounces (Aquarius attributable: 21,226 PGM ounces)
- Cash costs fell 20% to R6,279 per PGM ounce
- Effective cash margin of -13%, reduced to -146% after accounting for negative sales price adjustments

Everest
- Operations temporarily suspended following subsidence in decline area
- PGM production down 2% to 31,703 PGM ounces (Aquarius attributable 31,703 PGM ounces)
- Effective cash margin of -19%, reduced to -210% after accounting for negative sales price adjustments

Mimosa
- PGM production marginally lower at 43,232 PGM ounces (Aquarius attributable 21,616 PGM ounces)
- Cash costs increased 2% to $473 per PGM ounce
- Cash margin for the quarter reduced to 56% following metal price reductions

CTRP
- PGM production up marginally to 1,784 PGM ounces (Aquarius attributable: 892 PGM ounces)
- Cash costs fell 11% to R3,361 per PGM ounce
- Effective cash margin of reduced to -2% after accounting for negative sales price adjustments

Platinum Mile
- PGM production down 48% to 3,103 PGM ounces (Aquarius attributable: 1,552 PGM ounces)
- Cash costs increased to R5,500 per PGM ounce due to interruption during plant expansion
- Cash margin for the quarter at 42%

Group Attributable Production (PGM Ounces)


PGM ounces
150,000
100,000
50,000
0
Mar 08
Jun 08
Sep 08
Dec 08
Kroondal (attributable)
Marikana (attributable)
Everest
Mimosa (attributable)
CTRP (attributable)
Platinum Mile (attributable)

Production by Mine

PGMs (4E)	Quarter Ended			
	Mar 2008	Jun 2008	Sep 2008	Dec 2008
Kroondal	100,020	83,062	101,731	109,707
Marikana	24,223	28,416	38,883	42,451
Everest	31,107	31,327	32,365	31,703
Mimosa	34,283	38,517	43,638	43,232
CTRP	2,309	2,044	1,764	1,784
Platinum Mile	2,006	5,035	5,983	3,103
Total	**193,948**	**188,401**	**224,364**	**231,980**

Production by Mine Attributable to Aquarius

PGMs (4E)	Quarter Ended			
	Mar 2008	Jun 2008	Sep 2008	Dec 2008
Kroondal	50,010	41,531	50,866	54,854
Marikana	12,111	14,208	19,442	21,226
Everest	31,107	31,327	32,365	31,703
Mimosa	17,142	19,258	21,819	21,616
CTRP	1,154	1,022	882	892
Platinum Mile	1,003*	2,517	2,992	1,552
Total	**112,527**	**109,863**	**128,366**	**131,843**

Cash Costs

At operations in South Africa, cash costs have been reduced; primarily a reflection of increased volumes rather than the falling price of mine consumables. Restructuring initiatives were implemented across all operations to optimise labour complements and associated cost. Labour cost therefore reduced across the period. Although some consumable cost, such as steel, diesel and explosives showed a price decrease towards the latter half of the quarter on the basis of falling commodity prices the effect on cost was muted, with the cost benefit expected to be more substantive in the next quarter along with further efficiency initiatives.

Metals Prices and Foreign Exchange

Metals price performance for our commodities was volatile over the quarter. Platinum closed the quarter down 10% to $865 per PGM ounce, though has subsequently picked up in to the new calendar year. Palladium closed the quarter up 4% to $191 per ounce. Rhodium fell significantly over the quarter, closing down 54% at $1,688 per ounce and has fallen further since. Gold was almost flat over the quarter, closing down just 1% at $866 per ounce.

Individual PGM Prices December 2007 to December 2008 (Dollar & Rand per PGM ounce)


Pt, Pd & Au ($/oz)
Rh ($/oz)
Platinum
Palladium
Gold
Rhodium
2,500
2,000
1,500
1,000
500
0
12,000
10,000
8,000
6,000
4,000
2,000
0
Dec-2007
Mar-2008
Jun-2008
Sep-2008
Dec-2008

Looking at the 4PGE basket prices for the quarter, the average basket for the operations in South Africa fell 57% to $744 per ounce and at Mimosa in Zimbabwe by 58% to $905 per ounce. The average 4PGE basket for the group for the quarter fell 54% to $770 per PGM ounce.

Average PGM basket prices achieved at Aquarius operations: US$ per PGM ounce (4E)

	Basket Prices (Quarter Ended)			
	Mar 2008	Jun 2008	Sep 2008	Dec 2008
Kroondal	2,129	2,350	1,758	746
Marikana	2,041	2,311	1,693	744
Everest	2,112	2,266	1,692	746
Mimosa	1,237	1,607	1,549	905
CTRP	2,505	2,850	2,251	818
Platinum Mile	-	1,989	1,085	596
Aquarius Group Average	**1,981**	**2,187**	**1,684**	**770**

PGM Basket Prices December 2007 to December 2008 (Dollar & Rand per PGM Basket ounce)


$/oz
Rand/oz
3,000
2,500
2,000
1,500
1,000
500
0
25,000
20,000
15,000
10,000
5,000
0
South Africa $4PGM
Zimbabwe $4PGM
South Africa R4PGM
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08

The Rand weakened significantly over the quarter, closing 21% down at an exchange rate of 9.4 to the US Dollar. It should be noted, however, that the quarter average was weaker still at 9.9 due to a short period when the Rand was 11.6 to the US Dollar. The Rand has continued to weaken during 2009.

Rand Dollar Exchange Rate December 2007 to December 2008


12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08

AQUARIUS PLATINUM (SOUTH AFRICA) (PTY) LTD (Aquarius Platinum 100%)
P&SA 1 at Kroondal

Safety

The 12-month rolling average DIIR for the quarter deteriorated from 0.54 in the previous quarter to 0.77. Seven lost-time injuries were reported during the quarter.

Regrettably a fatal accident occurred at the K5 Shaft on 18 September 2008, when Mr Castigo Machel, a load-haul-dumper (LHD) operator and employee of mining contractor Redpath Mining, was fatally injured when he was struck by an LHD vehicle in the underground operation.

AQPSA has concluded the internal investigation but was issued a Section 54 instruction under the Mine Health and Safety Act, 1996. The instruction resulted in a 2-day stoppage of LHD operations on all Kroondal shafts. The Department of Minerals and Energy (DME) has yet to complete the enquiry into the accident.

Mining

- Production tons increased by 6% to 1,804,021 tons
- Head grade increased from 2.54 g/t to 2.60 g/t

Processing

- Tons processed increased by 7% to 1,673,563 tons
- Recoveries remained consistent at 78%
- PGM production increased by 8% to 109,707 PGM ounces

P&SA1 at Kroondal PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production (PGM ounces)
Rand cash costs per PGM ounce
120,000
100,000
80,000
60,000
40,000
20,000
-
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar 08
Jun 08
Sep 08
Dec 08
Production
Cash Costs

Revenue

The basket price for the quarter averaged $746 per PGM ounce, 58% lower than the previous quarter. The Rand Dollar exchange rate averaged 9.75 for the quarter. Revenue at Kroondal decreased by 45% to R299 million for the quarter (Aquarius attributable: R150 million).

The increase in production was offset by the significant reduction in the basket price. This was compounded by negative sales adjustments caused by weakening PGM prices at the close of the period compared to the close of the prior quarter.

Operations

Total production increased by 6% to 1,804,021 tons. Production from underground operations increased by 6% to 1,795,306 tons with only 8,715 tons produced from open pit operations. Open pit operations were completed during the quarter.

The relationship building exercise initiated during the previous quarter is ongoing, with no days lost as a result on industrial action. Production was, however, impacted by the Section 54 instruction issued by the DME following the fatal accident at K5 shaft.

Tons processed increased by 7% to 1,674,523 tons, comprising 1,673,563 tons from underground and 960 tons of opencast material. Stockpiles at the end of the quarter were 154,000 tons.

The head-grade increased to 2.60 g/t.

Recoveries increased remained at 78%.

PGM production increased by 8% to 109,707 PGM ounces (Aquarius attributable: 54,854 ounces) due to the increased underground production.

Primary development for the quarter was 1,724 metres.

Kroondal: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Dec 2008	65,075	32,161	11,941	531	109,707	54,854
Sep 2008	60,634	29,573	11,068	456	101,731	50,866
Jun 2008	49,621	24,054	9,014	372	83,062	41,531
Mar 2008	59,834	28,966	10,759	461	100,020	50,010

Operating Cash Costs

Cash costs per ton decreased by 12% to R318 and costs per PGM ounce decreased by 13% to R4,856 as a result of increased production and successful cost reduction initiatives. Gross revenue decreased by 45% to R299m as a result of the significant decline in PGM prices and the negative sales adjustment. As a result, Kroondal Mine shows a negative cash margin for the period of -78%, however, the calculated cash margin for the quarter excluding the sales adjustments is 15% showing that the operation remains cash generative in terms of current operations.

Kroondal: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Kroondal	R 4,856	R 3,979	R 3,907

Capital Expenditure

Capital expenditure for the quarter was R75,451 million, all ongoing capital. Major items included underground infrastructure, underground workshop upgrade, mobile mining equipment and the K5 rail link project.

P&SA2 at Marikana

Safety

The 12-month rolling average DIIR for the quarter deteriorated from 0.64 in the previous quarter to 0.70. Nine lost time injuries were reported during the quarter.

Mining

- Production tons increased by 7% to 744,692 tons, comprising 378,641 tons from underground and 366,051 tons from open pit operations
- Head grade increased by 4% to 2.92 g/t

Processing

- Tons processed decreased by 1% to 679,111 tons
- Recoveries increased by 5% to 66%
- PGM production increased by 9% to 42,451 ounces (Aquarius attributable: 21,226 ounces)

P&SA2 at Marikana PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production
(PGM ounces)
Rand Cash Costs
per PGM ounce
50,000
40,000
30,000
20,000
10,000
-
15,000
13,000
11,000
9,000
7,000
5,000
3,000
1,000
-1,000
Mar 08
Jun 08
Sep 08
Dec 08
Production
Cash Costs

Revenue

The basket price for the quarter averaged $744 per PGM ounce, 56% lower than the previous quarter. The Rand Dollar exchange rate averaged 9.75 for the quarter. Quarterly revenue at Marikana decreased by 44% to R108 million (Aquarius attributable: R54 million) due to a significant reduction in PGM prices and negative sales adjustments caused by weakening PGM prices at the close of the period compared to the close of the prior quarter as detailed.

Operations
Total production increased by 7% to 744,692 tons for the quarter.

The open pit operation performance improved, showing a quarter-on-quarter increase of 10% to 366,051 tons. The open pit shell was re-optimised during the quarter in line with the reduced PGM prices. A new shell with a lower strip ratio of 21:1 from 30:1 is now being mined resulting in a 24% quarter-on-quarter decrease in the stripping ratio.

Operations at Number 2 shaft were suspended at the end of the previous quarter on the basis of its financial viability at current metals prices. Despite the suspension, underground production increased by 5% to 378,641 tons for the quarter although face length was adversely affected by a high frequency of potholes. The focus remains on development to mitigate the impact of the geological losses.

The '*Areboleleng*' (Tswana for "let's talk") safety initiatives that were implemented in the previous quarter and the new commercial arrangement with MRC have both had a positive effect on industrial relations, with no industrial action during the quarter.

Tons processed decreased by 1% to 679,111 tons, comprising 292,026 tons from underground and 387,085 tons of open pit material.

Stockpiles at the end of the quarter were 145,407 tons, consisting predominantly of open pit material.

The head-grade increased by 4% to 2.92 g/t, mainly as a result of the higher proportion of open pit tons processed. Recoveries improved from 63% to 66% quarter on quarter, in line with the increased head grades and competent open pit material processed.

The PGM production for the quarter increased by 9% to 42,451 PGM ounces (Aquarius attributable: 21,226).

Marikana: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Dec 2008	26,193	11,733	4,256	268	42,451	21,226
Sep 2008	24,182	10,609	3,866	226	38,883	19,442
Jun 2008	17,843	7,649	2,769	155	28,416	14,208
Mar 2008	15,114	6,601	2,351	158	24,223	12,111

Operating Cash Costs

Cash costs per ton decreased by 12% to R392, whilst costs per PGM ounce decreased by 20% to R 6,279 as a result of higher production and ongoing improvement initiatives that are being implemented to counter the effect of falling metals prices. However, gross revenue decreased by 44% to R108m as a result of the significant decline in PGM prices and the negative sales adjustment. As a result, Marikana Mine shows a negative cash margin for the period of -146%.

Marikana: Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	**6E net of by-products (Ni&Cu)**
Marikana	R 6,279	R 5,148	R 5,002

Capital Expenditure

Ongoing capital expenditure totalled R29.9 million. (AQPSA share R14.95 million).

Contractor dispute with Moolman Mining

There have been no new developments during the quarter.

Everest Platinum Mine

On December 8 2008, Aquarius announced that operations at the Everest Platinum Mine were suspended owing to geotechnical issues.

Operations at the Everest Mine were suspended from night shift on Sunday 7 December 2008 after instability was detected in the upper areas of the mine. The instability was subsequently found to be a result of subsidence that has occurred over an upper area of the mine with the area affected by subsidence limited to a mined out area of the orebody which includes the upper levels of the decline shaft.

The extent of the subsidence was investigated by independent rock engineering specialists in conjunction with the Department of Minerals and Energy, who subsequently issued a Section 54 instruction in terms of the Mine Health and Safety Act stopping all mining operations. Following a comprehensive assessment of the options available to mine management, and primarily focussing on the future safety of the mine and its personnel, the decision has been made to suspend operations for a minimum of six months, a prudent time frame that will permit assessment of the best way forward for the long-term.

The nature of the suspension unfortunately resulted in the retrenchment of some 1,900 employees, and consultation with relevant unions were initiated in terms of Section 189 of the Labour Relations Act in December 2008.

The following report for the Everest Platinum Mine is for the three months to December 2008, however, it should be noted that the mine was only operating until December 7, therefore period-on-period comparables are not accurate.

Safety

The 12-month rolling average DIIR for the quarter improved from 0.65 in the previous quarter to 0.58. Four lost time injuries were reported during the quarter.

Mining

- Mining operations were suspended on December 7 2008
- Underground production was 408,342 tons
- The head grade improved to 2.96 g/t.

Processing

- The processing plant was stopped on December 8 2008
- Plant processed 401,781 tons
- Recoveries improved to 84%
- PGM production was 31,703 PGM ounces

Everest PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production
(PGM Ounces)
Rand Cash Costs
per PGM Ounce
40,000
30,000
20,000
10,000
0
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar 08
Jun 08
Sep 08
Dec 08
Production
Cash Costs

Revenue

The basket price for the quarter (or production period to December 7 2008) averaged $746 per PGM ounce with an average Rand Dollar exchange rate of 9.75. Revenue at Everest was R69 million for the quarter (Aquarius attributable: R69 million) due to the significant weakening of PGM prices and negative sales pipeline adjustments caused by weakening PGM prices.

Operations

Total production decreased by 8% to 408,345 tons.

Production showed a positive improvement throughout the quarter. The Northern panels were increased in length after all the panels were undercut, leaving the shear zone in the hanging wall. The increased panel length and the reduced stoping width resulted in improved productivity, a reduction in dilution and a resultant improved grade. This configuration also enabled better utilization of mobile mining equipment which showed satisfactory availability improvements. Face length availability remained a challenge at Everest.

Tons processed decreased by 8% to 401,806 tons in line with the production. There was no stockpile at the end of the quarter.

The head-grade improved to 2.96 g/t due to a reduction in dilution from underground.

Recoveries improved to 84% due to ongoing process optimisation.

PGM production decreased by 2% to 31,703 PGM ounces.

Primary development for the quarter decreased by 16% to 903.5 metres.

Everest: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Dec 2008	18,340	9,900	3,174	288	31,703
Sep 2008	19,302	9,465	3,325	274	32,365
Jun 2008	18,777	9,060	3,236	254	31,327
Mar 2008	18,863	8,912	3,072	259	31,107

Operating Cash Costs

Cash costs per ton were R530 per ton, whilst costs per PGM ounce were R6,717 per ounce. Although unit cost showed a major improvement for the first two months of the quarter (for November, the cash cost R/oz was R4,967, an improvement of 25% on Q1 2009), unit cost was negatively impacted by the suspension of the operations and the continued overhead cost for December. The cash margin for the quarter was -210%. This variance is attributed to the negative pipeline sales adjustment that resulted from the significant decline in PGM prices during the quarter as detailed above. Gross revenue decreased to R69m.

Everest Operating Cash Costs per PGM Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	6E net of by-products (Ni&Cu)
Everest	R 6,717	R 5,523	R 5,393

Capital Expenditure

Capital expenditure for the quarter was R36 million, R10 million up from quarter 1. The major contributors were the chrome spiral plant at R17.5 million and mobile mining equipment at R8 million. The chrome spiral plant project has subsequently been suspended.

MIMOSA INVESTMENTS (Aquarius Platinum 50%)

Mimosa Platinum Mine

Safety

The 12-month rolling average DIIR for the quarter improved from 0.19 in the previous quarter to 0.17. Two lost time injuries were reported during the quarter.

Mining

- Underground production increased by 9% to 547K tons
- Head grade slightly increased 1% to 3.63 g/t
- The surface stockpile increased to a total 530,000 tons at the end of the quarter, equivalent to over 82-days mill feed

Processing

- Concentrator plant recoveries increased to 74.2% from 73.4%
- Total mine production marginally decreased by 1% to 43,232 PGM ounces (Aquarius share: 21,616 PGM ounces)
- A process optimisation programme was initiated in July 08 following the successful repairs to the No 2 Primary Ball Mill. Positive results have followed in the current quarter which demonstrate that the Phase V operations can achieve the design outputs both underground and on surface. The only outstanding major efficiency issues relate to PGM recoveries. Further improvements are expected as process stability and mill grinds improves.

Mimosa Mine PGM Production & $ Cash Cost per PGM Ounce (100%)



Production (PGM ounces)
$ Cash Cost per PGM ounce
50,000
40,000
30,000
20,000
10,000
-
500
400
300
200
100
0
-100
-200
-300
-400
-500
Mar-08
Jun-08
Sep-08
Dec-08
Production
Cash Costs
12-Month Rolling Cash Costs Net of By-Products

Revenue

The average achieved PGM basket price for the quarter decreased by 42% to $905 per PGM ounce. The average achieved nickel price over the quarter decreased by 27% to $7.15 per pound from $9.79 per pound in the previous quarter. Revenue for the quarter decreased to $46.1 million, with base metals accounting for approximately 24% of revenue. The cash margin decreased to 56% from 69% in the previous quarter mainly due to falling metal prices.

Operations

During the quarter mining operations hoisted 546,891 tons compared to 499,590 tons in the previous quarter. Tons milled during the quarter totalled 499,331 tons, with 47,560 tons being transferred to the stockpile, which totalled 529,976 tons at the quarter end. In line with plan, the stockpile increased by 47,560 tons.

The average plant grade marginally increased to 3.63 g/t, compared to 3.59 g/t in the previous quarter.

Tons processed totalled 499,331, a 3% decrease compared to the previous quarter, due to a number of operational issues which included crushing plant stoppages, unplanned Phase V Primary Ball mill stoppage, planned maintenance challenges experienced on the tailings disposal lines and power failure.

Recoveries for the quarter slightly increased to 74.2% from 73.4%.

PGM production during the quarter decreased by 1% to 43,232 ounces (Aquarius attributable: 21,616 ounces).

Mimosa: PGMs in concentrate produced (ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs	Attributable to Aquarius
Dec 2008	21,903	16,678	1,753	2,898	43,232	21,616
Sep 2008	22,113	16,863	1,770	2,892	43,638	21,819
Jun 2008	19,532	14,821	1,535	2,628	38,517	19,258
Mar 2008	17,392	13,234	1,351	2,306	34,283	17,142

Mimosa: Base Metals in concentrate produced (tons)

	Mine Production			Attributable to Aquarius		
Quarter ended	Ni	Cu	Co	Ni	Cu	Co
Dec 2008	615	497	18	307.5	248.5	9
Sep 2008	602	498	17	301	249	8.5
Jun 2008	533	439	15	266	219	7
Mar 2008	475	392	14	237	196	7

Operating Cash Costs

Cash costs per ROM ton increased by 4% to $41, whilst costs per PGM ounce increased by 2% to $473. The increase in cash costs for the quarter was attributable to low production throughput recorded during the quarter. Consequently on mine cash costs were also higher at $403 per PGM ounce. The gross cash margin decreased to 56% from 69% in the previous quarter mainly due to falling metal prices.

Net of by-products, cash costs were positive at $181 per PGM ounce, compared to $144 per PGM ounce in the previous quarter, primarily due to falling nickel prices.

Mimosa Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu & Co)
Mimosa	$473	$450	$181

Update on Foreign Currency Regime in Zimbabwe

The Interbank foreign exchange market introduced in April 2008 is still operational. The Central Bank has also recently authorised approximately 1,000 retail and wholesale outlets nation-wide to sell products in United States dollars. Following this development, the economy has now almost dollarised as every retailer or service provider is demanding payment in foreign currency.

Update on Indigenisation Legislation in Zimbabwe

The Indigenisation and Economic Empowerment bill was enacted into law during the last quarter of the previous financial year. Specific details on the implementation of the act in various sectors are being awaited. The details on the mining sector are supposed to be incorporated into the amendments to the Mines and Minerals Act which are yet to be brought before parliament.

Wedza Phase 5.5 Expansion

The project is progressing well with some notable milestones,, namely: the civil construction of the silo, the installation of the 70m3 flotation cell, the laying of the tailing delivery line and the delivery to site of the crusher and the sizing screen. All of the major equipment and structural steel is now on site. Commissioning is planned for end March 2009.

AQUARIUS PLATINUM (SA) CORPORATE SERVICES (PTY) LTD

Chromite Tailings Retreatment Plant (CTRP) (Aquarius Platinum 50%)

Safety

The DIIR decreased from 5.69 to 4.80 from the previous quarter. No lost time accidents were recorded.

Processing

- Material processed reduced to 50,000 tons
- Grade decreased 14% to 2.27 g/t
- Recoveries increased by 46% to 48%
- Production marginally increased to 1,784 PGM ounces (Aquarius attributable: 892 PGM ounces)

CTRP PGM Production & Rand Cash Costs per PGM Ounce (100%)


Production
PGM Ounces
Rand Cash Cost
per PGM Ounce
2,500
2,000
1,500
1,000
500
0
5,000
4,000
3,000
2,000
1,000
0
Mar-08
Jun-08
Sep-08
Dec-08
Production
Cash Costs

Revenue

The basket price for the quarter averaged $818 per PGM ounce, 64% lower than the previous quarter, with average Rand Dollar exchange rate of 9.75. Revenue decreased by 2% to R6 million for the quarter (Aquarius attributable: R3 million) due to the lower production and negative sales pipeline adjustments caused by weakening PGM prices at the close of the period compared to the close of the prior quarter.

Operations

Material processed fell to 50,000 tons.

The head grade decreased 14% to 2.27 g/t as a result of grade variances within the chromite dump source material.

Recoveries, however, increased significantly, up 46% to 48% due to improvement in operational stability following the implementation of several initiatives.

This resulted in production increasing by 1% to 1,784 PGM ounces (Aquarius attributable: 892 ounces) this decrease in production was due to the lower feed grade.

CTRP: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Dec 2008	1,078	404	297	4	1,784
Sep 2008	1,077	388	295	4	1,764
Jun 2008	1,254	452	333	5	2,044
Mar 2008	1,437	517	351	5	2,309

Operating Costs

Cash costs decreased by 11% to R3361 per PGM ounce. Cash margin for the period of -2%, however, the operation remains cash generative in terms of current operations.

CTRP Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
CTRP	R 3,361	R 2,325	R2,150

Platinum Mile (Aquarius Platinum 50%)

The effective date of the acquisition of the 50% interest in Platinum Mile was March 1 2008.

Safety
The DIIR was zero for the quarter. No lost time accidents were recorded.

Processing
- Tailings processed decreased 22% compared to the previous quarter to 2,006 million tons
- PGM grade was 0.67 g/t
- Production was 3,103 PGM ounces (Aquarius attributable: 1,552 PGM ounces)

Platinum Mile PGM Production & Rand Cash Costs per PGM Ounce (100%)



Production PGM
Rand Cost per PGM
10,000
8,000
6,000
4,000
2,000
-
Mar-08
Jun-08
Sep-08
Dec-08
Production
Cash Costs

Revenue
Revenue as R32 million for the quarter (Aquarius attributable: R16 million). The basket price for the quarter averaged $596 per PGM ounce, at an average Rand Dollar exchange rate of R9.89. The cash margin for the quarter was 42%.

Operations
During the quarter the feed head grade decreased marginally to 0.67 g/t compared to 0.76 g/t the previous quarter.

Recoveries decreased to 7% compared to the 10% achieved the previous quarter.

As a result, production decreased 48% to 3,103 PGM ounces (Aquarius attributable: 1,552 ounces). This was in part due to lower tonnages received from Anglo Platinum but also due to the planned commissioning of new milling capacity for the expansion project, due to be completed in the third quarter FY 2009.

Platinum Mile: Metal in concentrate produced (PGM ounces)

Quarter ended	Pt	Pd	Rh	Au	PGMs (4E)
Dec 2008	1799	962	279	63	3,103
Sep 2008	3,470	1,855	538	120	5,983
Jun 2008	2,920	1,561	453	101	5,035
Mar 2008	1,127	636	208	34	2,005

Operating Costs

Cash costs increased by 17% to R5,500 per PGM ounce. The increase is as a result of lower PGM production.

Platinum Mile Operating Cash Costs per Ounce

	4E (Pt+Pd+Rh+Au)	6E (Pt+Pd+Rh+Ir+Ru+Au)	4E net of by-products (Ni, Cu& Co)
Platinum Mile	R 5,500	nm	nm

Platinum Mile Milling Expansion Program

With the addition of additional grinding capacity in the third quarter, the expansion program to increase annual production to 28,000 PGM ounces from March 2009 is on track. Capital expenditure for the quarter was R15.3 million. Of a project budget of R59 million, this brings the total spent to date to R41 million, with R18 million remaining in the third quarter to March 2009.

CORPORATE MATTERS

Update on BEE

On October 27 2008, Aquarius announced the completion of the final phase of its South African BEE transaction with Savannah Consortium whereby SavCon exchanged its 32.5% shareholding in AQPSA into 65,042,856 new shares in Aquarius, comprising approximately 20% of the enlarged share capital of Aquarius. Subsequently, Aquarius increased its holding in AQPSA to 100% of AQPSA. Following the acquisition of Impala Platinum's Holdings Limited interests in Aquarius and AQPSA earlier in the year, Aquarius enjoys a 100% free-float and full access to cash flows and earnings from its operations.

New UK Corporate Broker

On November 25 2008, Aquarius announced that it had appointed Merrill Lynch International to act as joint UK corporate broker replacing Morgan Stanley & Co. International Limited.

More information on corporate matters may be found at www.aquariusplatinum.com

Statistical Information: Kroondal P&SA1

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2008	Previous Quarter Sep 2008	Change Quarter on Quarter	Current 6 months Dec 2008	Previous 6 months Dec 2007	Change Period on Period
Safety							
DIIR	200,000 man hrs	0.77	0.54	*(43)*	0.77	0.44	*(75)*
Revenue							
Gross Revenue	R'M	299	542	*(45)*	841	2,138	*(61)*
PGM basket Price	$/oz	746	1,758	*(58)*	1,233	1,586	*(22)*
Gross cash margin	%	(78)	(5)	*1,466*	(31)	64	*(148)*
Nickel Price	$/lb	4.92	8.60	*(43)*	6.76	13.47	*(50)*
Copper Price	$/lb	1.77	3.48	*(49)*	2.63	3.38	*(22)*
Ave R/$ rate		9.75	7.75	*26*	8.79	6.93	*27*
Cash Costs on-mine							
Per ROM ton	R/ton	318	362	*(12)*	339	245	*39*
	$/ton	33	47	*(31)*	39	35	*10*
Per PGM oz (3E+Au)	R/oz	4,856	5,579	*(13)*	5,203	3,720	*40*
	$/oz	498	720	*(31)*	592	536	*10*
Per PGE (5E+Au)	R/oz	3,979	4,577	*(13)*	4,266	3,063	*39*
	$/oz	408	590	*(31)*	485	442	*10*
Capital Expenditure							
Current/Sustaining 100%	R'000s	75,451	79,048	*(5)*	154,499	175,639	*(12)*
	$'000s	7,742	10,194	*(24)*	17,582	25,331	*(31)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	1,795	1,688	*6*	3,483	3,196	*9*
Openpit	ROM Ton '000	9	10	*(8)*	18	133	*(86)*
Total	ROM Ton '000	1,804	1,698	*6*	3,501	3,328	*5*
Surface Stockpiles							
Underground	ROM Ton '000	151	24	*529*	151	113	*34*
Openpit	ROM Ton '000	3	-	-	3	10	*(70)*
Total	ROM Ton '000	154	24	*542*	154	123	*25*
Tons Processed							
Underground	ROM Ton '000	1,673	1,564	*7*	3,237	3,033	*7*
Open Pit	ROM Ton '000	1	3	*(68)*	3	120	*(97)*
Total	ROM Ton '000	1,674	1,567	*7*	3,241	3,152	*3*
Grade							
Plant Head	g/t	2.60	2.54	*2*	2.57	2.68	*(4)*
Recoveries	%	78	78	*0*	78	77	*2*
PGM Production							
Platinum	Ozs	65,075	60,634	*7*	125,709	124,586	*1*
Palladium	Ozs	32,161	29,573	*9*	61,734	60,380	*2*
Rhodium	Ozs	11,941	11,068	*8*	23,009	22,079	*4*
Gold	Ozs	531	456	*16*	987	990	*(0)*
Total PGM (3E+Au)	Ozs	109,707	101,731	*8*	211,438	208,035	*2*
Iridium	Ozs	4,457	4,291	*4*	8,748	8,570	*2*
Ruthenium	Ozs	19,723	17,980	*10*	37,703	36,065	*5*
Total PGE (5E+Au)	Ozs	133,887	124,002	*8*	257,889	252,669	*2*
Base Metals Production							
Nickel	Tonnes	113	102	*11*	215	208	*3*
Copper	Tonnes	49	42	*17*	91	93	*(2)*
Chromite (000)	Tonnes	68	96	*(30)*	164	164	*0*

Statistical Information: Marikana P&SA2

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2008	Previous Quarter Sep 2008	*Change Quarter on Quarter*	Current 6 months Dec 2008	Previous 6 months Dec 2007	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.70	0.64	*(9)*	0.70	0.33	*(112)*
Revenue							
Gross Revenue	R'M	108	195	*(44)*	303	744	*(59)*
PGM basket Price	$/oz	744	1,693	*(56)*	1,198	1,559	*(23)*
Gross cash margin	%	(146)	(57)	*156*	(89)	44	*(302)*
Nickel Price	$/lb	4.92	8.60	*(43)*	6.76	13.47	*(50)*
Copper Price	$/lb	1.77	3.48	*(49)*	2.63	3.38	*(22)*
Ave R/$ rate		9.75	7.75	*26*	8.79	6.93	*27*
Cash Costs on-mine							
Per ROM ton	R/ton	392	448	*(12)*	420	355	*18*
	$/ton	40	58	*(31)*	48	51	*(6)*
Per PGM oz (3E+Au)	R/oz	6,279	7,868	*(20)*	7,038	5,742	*23*
	$/oz	644	1,015	*(37)*	801	828	*(3)*
Per PGE (5E+Au)	R/oz	5,148	6,473	*(20)*	5,780	4,765	*21*
	$/oz	528	835	*(37)*	658	687	*(4)*
Capital Expenditure							
Current/Sustaining 100%	R'000s	29,901	22,471	*33*	52,372	35,238	*49*
	$'000s	3,068	2,898	*6*	5,960	5,082	*17*
Expansion 100%	R'000s	-	-	-	-	7,184	*(100)*
	$'000s	-	-	-	-	1,036	*(100)*
Tons Mined							
Underground	ROM Ton '000	379	361	*5*	740	558	*33*
Open Pit	ROM Ton '000	366	334	*10*	700	630	*11*
Total	ROM Ton '000	745	695	*7*	1,440	1,187	*21*
Surface Stockpiles							
Underground Ore	ROM Ton '000	48	11	*336*	48	3	*1,500*
Open Pit Ore	ROM Ton '000	97	94	*4*	97	168	*(42)*
Total	ROM Ton '000	145	104	*40*	145	172	*(15)*
Tons Processed							
Underground	ROM Ton '000	292	367	*(20)*	659	512	*29*
Open Pit	ROM Ton '000	387	316	*22*	703	668	*5*
Total	ROM Ton '000	679	684	*(1)*	1,363	1,180	*15*
Grade							
Plant Head	g/t	2.92	2.81	*4*	2.87	3.02	*(5)*
Recoveries	%	66	63	*5*	64	64	*1*
PGM Production							
Platinum	Ozs	26,193	24,182	*8*	50,375	45,829	*10*
Palladium	Ozs	11,733	10,609	*11*	22,342	19,667	*14*
Rhodium	Ozs	4,256	3,866	*10*	8,123	6,953	*17*
Gold	Ozs	268	226	*19*	494	495	*(0)*
Total PGM (3E+Au)	Ozs	42,451	38,883	*9*	81,333	72,944	*12*
Iridium	Ozs	1,856	1,559	*19*	3,415	3,093	*10*
Ruthenium	Ozs	7,468	6,817	*10*	14,285	11,874	*20*
Total PGE (5E+Au)	Ozs	51,775	47,259	*10*	99,034	87,911	*13*
Base Metals Production							
Nickel	Tonnes	68	50	*37*	118	113	*5*
Copper	Tonnes	38	23	*66*	61	62	*(2)*
Chromite (000)	Tonnes (000)	42	44	*(5)*	86	80	*7*

Statistical Information: Everest

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2008	Previous Quarter Sep 2008	*Change Quarter on Quarter*	Current 6 months Dec 2008	Previous 6 months Dec 2007	*Change Period on Period*
Safety							
DIIR	200,000 man hrs	0.58	0.65	*11*	0.58	0.84	*31*
Revenue							
Gross Revenue	R'M	69	157	*(56)*	226	995	*(77)*
PGM basket Price	$/oz	746	1,692	*(56)*	1,224	1,553	*(21)*
Gross cash margin	%	(210)	(37)	*469*	(89)	66	*(236)*
Nickel Price	$/lb	4.92	8.60	*(43)*	6.76	13.47	*(50)*
Copper Price	$/lb	1.77	3.48	*(49)*	2.63	3.38	*(22)*
Ave R/$ rate		9.75	7.75	*26*	8.79	6.93	*27*
Cash Costs on-mine							
Per ROM ton	R/ton	530	493	*7*	511	264	*93*
	$/ton	54	64	*(15)*	58	38	*53*
Per PGM oz (3E+Au)	R/oz	6,717	6,656	*1*	6,686	3,493	*91*
	$/oz	689	858	*(20)*	761	504	*51*
Per PGE (5E+Au)	R/oz	5,523	5,421	*2*	5,471	2,837	*93*
	$/oz	567	699	*(19)*	623	409	*52*
Capital Expenditure							
Current/Sustaining 100%	R'000s	36,132	26,652	*36*	62,784	24,614	*155*
	$'000s	3,707	3,437	*8*	7,145	3,550	*101*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	408	441	*(8)*	849	1,159	*(27)*
Open Pit	ROM Ton '000	-	-	-	-	135	*(100)*
Total	ROM Ton '000	408	441	*(8)*	849	1,294	*(34)*
Surface Stockpiles							
Underground	ROM Ton '000	-	4	*(100)*	-	21	*(100)*
Open Pit	ROM Ton '000	-	-	-	-	22	*(100)*
Total	ROM Ton '000	-	4	*(100)*	-	44	*(100)*
Tons Processed							
Underground	ROM Ton '000	402	437	*(8)*	839	1,149	*(27)*
Open Pit	ROM Ton '000	-	-	-	-	117	*(100)*
Total	ROM Ton '000	402	437	*(8)*	839	1,266	*(34)*
Grade							
Plant Head	g/t	2.96	2.84	*4*	2.89	2.97	*(3)*
Recoveries	%	84	81	*4*	83	79	*5*
PGM Production							
Platinum	Ozs	18,340	19,302	*(5)*	37,643	56,787	*(34)*
Palladium	Ozs	9,900	9,465	*5*	19,365	28,062	*(31)*
Rhodium	Ozs	3,174	3,325	*(5)*	6,499	9,946	*(35)*
Gold	Ozs	288	274	*5*	562	765	*(27)*
Total PGM (3E+Au)	Ozs	31,703	32,365	*(2)*	64,068	95,560	*(33)*
Iridium	Ozs	1,204	1,283	*(6)*	2,487	3,911	*(36)*
Ruthenium	Ozs	5,648	6,091	*(7)*	11,740	18,183	*(35)*
Total PGE (5E+Au)	Ozs	38,555	39,739	*(3)*	78,295	117,654	*(33)*
Base Metals Production							
Nickel	Tonnes	61	61	*0*	122	149	*(18)*
Copper	Tonnes	32	32	*1*	64	72	*(11)*

File # 82-5097

Statistical Information: Mimosa

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2008	Previous Quarter Sep 2008	Change Quarter on Quarter	Current 6 months Dec 2008	Previous 6 months Dec 2007	Change Period on Period	Rolling 12 months
Safety								
DIIR	200,000 man hrs	0.17	0.19	11.00	0.17	0.11	(57.05)	0.20
Revenue								
Gross Revenue	$M	46	64	(28)	110	107	2	238
PGM basket Price	$/oz	905	1,549	(42)	1,196	1,074	11	1,312
Gross cash margin	%	56	69	(19)	64	71	(10)	69
Nickel Price	$/lb	7.15	9.79	(27)	8.35	15.66	(47)	10.61
Copper Price	$/lb	3	4	(24)	3	3	(8)	3
Cash Costs								
Per Rom ton	$/ton	41	39	5	40	36	(11)	41
Per PGM ounce 3E+Au	$/oz	473	465	2	469	414	(13)	474
(after by-product credit)	$/oz	181	144	(26)	163	(110)	(248)	83
Per 6 PGM ounce 5E+Au	$/oz	450	443	2	446	394	(13)	450
(after by-product credit)	$/oz	180	143	(26)	161	(94)	(271)	87
Capital Expenditure								
Current	$ ' 000s	5,351	4,103	30	9,454	3,371	180	17,807
Expansion	$ ' 000s	6,736	4,673	44	11,409	9,573	19	22,638
Mining								
Underground	RoM ton '000	547	500	9	1,046	971	8	1,963
Surface Stock Piles								
Underground	ton '000	530	482	10	530	418	27	530
Tonnes Processed								
Milled	ton '000	499	515	(3)	1,014	895	13	1,851
Grade								
Plant Head	g/t	3.63	3.59	1.00	3.61	3.56	1.00	3.63
Recoveries	%	74.19	73.42	1.05	73.70	76.05	(3.09)	73.81
PGM Production								
Platinum	Ozs	21,903	22,113	(1)	44,016	39,641	11	80,940
Palladium	Ozs	16,678	16,863	(1)	33,540	30,098	11	61,595
Rhodium	Ozs	1,753	1,770	(1)	3,523	3,079	14	6,409
Gold	Ozs	2,898	2,892	0	5,790	5,214	11	10,725
Total PGM (3E+Au)	Ozs	43,232	43,638	(1)	86,869	78,032	11	159,669
Ruthenium	Ozs	1,504	1,458	3	2,962	2,708	9	5,610
Iridium	Ozs	785	750	5	1,535	1,395	10	2,899
Total PGE (5E+Au)	Ozs	45,521	45,846	(1)	91,367	82,137	11	168,177
Base Metals Production								
Nickel	Tons	615	602	2	1,217	1,078	13	2,223
Copper	Tons	497	498	(0)	995	888	12	1,827
Cobalt	Tons	18	17	6	35	32	11	64

Statistical Information: Chrome Tailings Retreatment Plant

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2008	Previous Quarter Sep 2008	Change Quarter on Quarter	Current 6 months Dec 2008	Previous 6 months Dec 2007	Change Period on Period
Safety							
DIIR	200,000 man hrs		5.69	*100*		-	-
Revenue							
Gross Revenue	R'M	6	6	*(2)*	12	56	*(78)*
PGM basket Price	$/oz	818	2,251	*(64)*	1,530	1,874	*(18)*
Gross cash margin	%	(2)	(8)	*(80)*	(5)	81	*(106)*
Nickel Price	$/lb	4.92	8.60	*(43)*	6.76	13.47	*(50)*
Copper Price	$/lb	1.77	3.48	*(49)*	2.63	3.38	*(22)*
Ave R/$ rate		9.75	7.75	*26*	8.79	6.93	*27*
Cash Costs on-mine							
Per ROM ton	R/ton	119	96	*24*	106	77	*37*
	$/ton	12	12	*2*	12	11	*9*
Per PGM oz (3E+Au)	R/oz	3,361	3,785	*(11)*	3,572	1,983	*80*
	$/oz	345	488	*(29)*	406	286	*42*
Per PGE (5E+Au)	R/oz	2,325	2,460	*(5)*	2,447	1,388	*76*
	$/oz	239	317	*(25)*	278	200	*39*
Capital Expenditure							
Current/Sustaining 100%	R'000s	-	334	*(100)*	334	5,533	*(94)*
	$'000s	-	43	*(100)*	38	798	*(95)*
Expansion 100%	R'000s	-	-	-	-	-	-
	$'000s	-	-	-	-	-	-
Tons Mined							
Underground	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Open Pit	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Total	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Surface Stockpiles							
Underground Ore	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Open Pit Ore	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Total	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Tons Processed							
Underground	ROM Ton '000	nm	nm	*nm*	nm	nm	*nm*
Open Pit	ROM Ton '000	50	70	*(28)*	120	141	*(15)*
Total	ROM Ton '000	50	70	*(28)*	120	141	*(15)*
Grade							
Plant Head	g/t	2.27	2.66	*(14)*	2.50	4.80	*(48)*
Recoveries	%	48	33	*46*	39	26	*51*
PGM Production							
Platinum	Ozs	1,078	1,077	*0*	2,155	3,423	*(37)*
Palladium	Ozs	404	388	*4*	792	1,231	*(36)*
Rhodium	Ozs	297	295	*1*	592	830	*(29)*
Gold	Ozs	4	4	*11*	8	12	*(30)*
Total PGM (3E+Au)	Ozs	1,784	1,764	*1*	3,548	5,496	*(35)*
Iridium	Ozs	145	148	*(2)*	293	417	*(30)*
Ruthenium	Ozs	651	688	*(5)*	1,339	1,936	*(31)*
Total PGE (5E+Au)	Ozs	2,579	2,600	*(1)*	5,179	7,849	*(34)*
Base Metals Production							
Nickel	Tonnes	2	3	*(31)*	5	8	*(37)*
Copper	Tonnes	1	1	*14*	2	3	*(29)*
Chromite (000)	Tonnes (000)	-	-	-	-	-	-

File # 82-5097

Statistical Information: Platinum Mile

Data reflects 100% of mine operations	Unit	Current Quarter Dec 2008	Previous Quarter Sep 2008	*Change Quarter on Quarter*	Current 6 months Dec 2008
Safety					
DIIR	200,000 man hrs	-	-		
Revenue					
Gross Revenue	R'M	32	42	-24%	74
PGM basket Price	$/oz	596	1,085	-45%	660
Gross cash margin	%	42	44	-5%	43
Nickel Price	$/lb	4.39	7.26	-40%	4.65
Copper Price	$/lb	1.39	2.85	-51%	1.58
Ave R/$ rate		9.89	7.76	27%	9.91
Cash Costs on-mine					
Per ROM ton	R/ton	9	11	-18%	6
	$/ton	1	1	-36%	1
Per PGM oz (3E+Au)	R/oz	5,500	4,665	18%	3,676
	$/oz	556	601	-7%	371
Per PGE (5E+Au)	R/oz	nm	nm		nm
	$/oz	nm	nm		nm
Capital Expenditure					
Current/Sustaining 100%	R'000s	1,310	80	1,538%	1,390
	$'000s	132	10	1,185%	140
Expansion 100%	R'000s	15,334	19,397	-21%	34,731
	$'000s	1,550	2,500	-38%	3,505
Tons Mined					
Underground	ROM Ton '000	nm	nm	nm	nm
Open Pit	ROM Ton '000	nm	nm	nm	nm
Total	ROM Ton '000	nm	nm	nm	nm
Surface Stockpiles					
Underground Ore	ROM Ton '000	nm	nm	nm	nm
Open Pit Ore	ROM Ton '000	nm	nm	nm	nm
Total	ROM Ton '000	nm	nm	nm	nm
Tons Processed					
Underground	ROM Ton '000	nm	nm	nm	nm
Open Pit	ROM Ton '000	2,006	2,568	-22%	4,574
Total	ROM Ton '000	2,006	2,568	-22%	4,574
Grade					
Plant Head	g/t	0.67	0.76	-12%	0.72
Recoveries	%	7	9	-22%	9
PGM Production					
Platinum	Ozs	1,799	3,470	-48%	5,381
Palladium	Ozs	962	1,855	-48%	2,871
Rhodium	Ozs	279	538	-48%	875
Gold	Ozs	63	120	-48%	150
Total PGM (3E+Au)	Ozs	3,103	5,983	-48%	9,277
Iridium	Ozs	nm	nm	nm	nm
Ruthenium	Ozs	496	957	-48%	1,466
Total PGE (5E+Au)	Ozs	3,599	6,940	-48%	10,743
Base Metals Production					
Nickel	Tonnes	18	36	-50%	41
Copper	Tonnes	5	11	-55%	15

Aquarius Platinum Limited
Incorporated in Bermuda
Exempt company number 26290

Board of Directors

Nicholas Sibley	Non-executive Chairman
Stuart Murray	Chief Executive Officer
David Dix	Non-executive
Timothy Freshwater	Non-executive
Edward Haslam	Non-executive
Sir William Purves	Non-executive
Kofi Morna	Non-executive
Zwelakhe Mankazana	Alternate to Kofi Morna

Audit/Risk Committee
Sir William Purves (Chairman)
David Dix
Edward Haslam
Nicholas Sibley

Remuneration/Succession Planning Committee
Edward Haslam (Chairman)
Nicholas Sibley

Nomination Committee
The full Board comprises the Nomination Committee

Company Secretary
Willi Boehm

AQPSA Management

Stuart Murray	Executive Chairman
Hugo Höll	Managing Director
Hélène Nolte	Director: Finance
Hulme Scholes	Commercial Director
Anton Lubbe	Operations Director: West
Anton Wheeler	Operations Director: East
Graham Ferreira	General Manager: Group Admin & Company Secretary
Mkhululi Duka	General Manager: Group Human Resources & Transformation
Wessel Phumo	General Manager: Marikana
Jacques Pretorius	General Manager: Everest
Gabriel de Wet	General Manager: Engineering

ACS (SA) Management

Paul Smith	Director: New Business

Mimosa Mine Management

Winston Chitando	Managing Director
Herbert Mashanyare	Technical Director
Peter Chimboza	Operations Director
Fungai Makoni	Finance Executive & Company Secretary

Issued Capital

At 31 December 2008, the Company had in issue: 327,095,634 fully paid common shares and 1,680,305 unlisted options.

Substantial Shareholders 31 December 2008	Number of Shares	Percentage
HSBC Custody Nominess (Australia Limited)	20,811,259	6.36%
Nutraco Nominees Limited	16,530,643	5.05%

Trading Information

ISIN number BMG0440M1284
ADR ISIN number US03840M2089

Broker (LSE) (Joint)	Broker (ASX)	Sponsor (JSE)
Merrill Lynch International 2 King Edward St London, EC1A 1HQ Telephone: +44 (0)20 7628 1000 **Investec Securities Limited** Investec Bank plc 2 Gresham St, London, EC2V 7QP Telephone: +44 (0)20 7597 5970	**Euroz Securities** Level 14, The Quadrant 1 William Street, Perth WA 6000 Telephone: +61 (0)8 9488 1400	**Investec Bank Limited** 100 Grayston Drive Sandown, Sandton 2196 Telephone: +27 (0)11 286 7326

Aquarius Platinum (South Africa) (Proprietary) Ltd

100% Owned (At 31 December 2008)
(Incorporated in the Republic of South Africa)
Registration Number 2000/000341/07

Block A, 1st Floor, The Great Wall Group Building, 5 Skeen Boulevard, Bedfordview, South Africa 2007
Postal Address P O Box 1282, Bedfordview, 2008, South Africa.
Telephone: +27 (0)11 455 2050
Facsimile: +27 (0)11 455 2095

Aquarius Platinum Corporate Services Pty Ltd

100% Owned
(Incorporated in Australia)
ACN 094 425 555

Level 4, Suite 5, South Shore Centre, 85 The Esplanade, South Perth, WA 6151, Australia
Postal Address PO Box 485, South Perth, WA 6151, Australia
Telephone: +61 (0)8 9367 5211
Facsimile: +61 (0)8 9367 5233
Email: info@aquariusplatinum.com

Glossary

A$	Australian Dollar
Aquarius	Aquarius Platinum Limited
ABET	Adult Basic Education Training programme
APS	Aquarius Platinum Corporate Services Pty Ltd
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
ACS (SA)	Aquarius Platinum (SA) (Corporate Services) (Pty) Limited
BEE	Black Economic Empowerment
CTRP	Chromite Ore Tailings Retreatment Operation. Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (ASACS), Ivanhoe Nickel and Platinum Limited and Sylvania South Africa (Pty) Ltd (SLVSA).
DIFR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate - being the number of lost-time injuries expressed as a rate per 200,000 man-hours worked
DME	South African Government Department of Minerals and Energy Affairs
Dollar or $	United States Dollar
EMPR	Environmental Management Programme Report
Everest	Everest Platinum Mine
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Securities Exchange South Africa
Kroondal	Kroondal Platinum Mine or P&SA1 at Kroondal
LHD	Load Haul Dump machine
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
Mimosa	Mimosa Mining Company (Private) Limited
MRC	Murray & Roberts Cementation
nm	Not measured
NOSA	National Occupational Safety Association
NUM	South African National Union of Mineworkers
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM(s) (4E)	Platinum Group Metals plus Gold. Aquarius reports the PGMs as comprising Pt+Pd+Rh plus Au (gold) with the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd on Marikana
R	South African Rand
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
RPM	Rustenburg Platinum Mines Limited
SavCon	The Savannah Consortium - the principal Black Empowerment Investor in Aquarius Platinum
TKO	TKO Investment Holdings Limited
Ton	1 Metric tonne (1,000kg)
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
Z$	Zimbabwe Dollar

For further information please contact:

In Australia:
Willi Boehm
+61 (0)8 9367 5211

In the United Kingdom and South Africa
Nick Bias
+ 44 (0)7887 920 530
nickbias@aquariusplatinum.com

File # 82-5097

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



16 December 2008

Aquarius Platinum Limited
("Aquarius" or the "Company")

Notification of interest

Disclosure of Interest in Shares

Lazard Asset Management LLC and subsidiaries, has advised the Company that its notifiable interest in the Company is now 4.226%, representing 13,823,156 shares in the Company.

In Australia:
Willi Boehm
Aquarius Platinum Corporate Services Pty Ltd
+61 8 9367 5211

or visit: **www.aquariusplatinum.com**

ASX, LSE & JSE



AQUARIUS
PLATINUM LIMITED



15 December 2008

Business Interruption at Everest Platinum Mine

Aquarius Platinum Limited wishes to update shareholders on the situation at the company's Everest Platinum Mine. As previously announced, operations at the mine were suspended from night shift on Sunday 7 December after instability was detected in the upper areas of the mine. The instability was subsequently found to be a result of subsidence that has occurred over an upper area of the mine with the area affected by subsidence limited to a mined out area of the orebody which includes the upper levels of the decline shaft. Following a comprehensive assessment of the options available to mine management, and primarily focussing on the future safety of the mine and its personnel, the decision has been made to suspend operations for a minimum of six months. This is considered a prudent time frame that will permit assessment of the best way forward for the long-term.

Commenting on this decision, Stuart Murray, CEO of Aquarius Platinum said: "*Our decision to suspend operations is most regrettable, however it is the right one because it will allow us the time we need to ensure that Everest is brought back into production in the safest manner for the long-term, rather than rushing into a short-term high-risk decline rehabilitation project. The suspension of operations also places the least strain on the South African business as a whole at a time of low platinum group metals prices.*"

Subsidence

The instability is found to be a result of subsidence across the upper decline area and a contributing factor may have been the exceptionally high rainfall preceding the event, with a third of typical annual rainfall, occurring in one day on 23 November. Pro-active monitoring measures gave early warning of the event and decisive action by mine management ensured that no personnel were injured. The subsidence has continued during the course of the last week.

Management has continued to assess the situation in conjunction with the South African Department of Minerals and Energy (DME) and a Section 54 notice in terms of the Mines Health and Safety Act is in force prohibiting normal mining operations but allowing inspection teams to enter the mine and permitting the resumption of pumping operations.

Specialist inspection teams including Proto Members (Mine Rescue Services Team) were able to access the underground workings and determine the extent of the subsidence area by observing where pillar scaling was visible on the periphery of the area. Although the rate of subsidence had decreased by the weekend of 14 December, as evidenced by a significant

REGISTERED OFFICE
Aquarius Platinum Limited • Clarendon House • 2 Church Street • Hamilton HMCX Bermuda
Email: info@aquariusplatinum.com
Telephone: +61 8 9367 5211

reduction in settlement noise, it cannot be quantified when the area will finally settle. It is therefore uncertain when the area can be safely accessed to perform detailed assessments and commence with remedial activities. The vertical extent of the subsidence as calculated by surface measurements is currently estimated at a maximum of 15 centimetres.

The affected area is limited to mined-out areas across the upper part of the decline. Rock engineering specialists have confirmed that the subsidence will not propagate beyond this area and that it is constrained by geological features on the north and south and by the regional pillars to the north-west.

Location of Subsidence Area at Everest Platinum Mine


Possible portal position
Decline
Current portal
Possible portal position
Affected area
Mined-out area

The subsidence resulted in pillar damage in the affected area, making the area unsafe, thereby preventing use of the decline system. Even though the subsidence did not affect any of the working faces, the decline access and decline belt system cannot be utilised, preventing any resumption of normal mining activities. Based on the current damage assessment and with input from an independent rock engineering expert any short-term attempt to resume production through rehabilitation of the decline would pose a significant safety-risk to employees.

Business Interruption

This business interruption due to subsidence is a significant event, and in assessing the lowest-risk way forward in terms of safety and operating cashflow impact, the decision has been made to suspend operations for a minimum of six months. This time will allow for a

detailed technical investigation and the determination of alternatives to re-establish access and beltways into the underground workings after which Everest can to be returned to production in a safe manner. One possibility includes two alternate decline positions that could be developed from the previous opencast areas, each offering a technically acceptable access route. It should therefore be emphasised that the subsidence event does not jeopardise the sustainability of Everest on a long-term basis.

Retrenchments

Regrettably this decision also means that the majority of the workforce (approximately 1,950 people) will be retrenched. To this extent the process of consultation with the workforce and the unions has already commenced. Some limited opportunities exist for the redeployment of personnel to other AQPSA operations and a small team will be maintained at Everest. Existing consumables and stores stocks at Everest will be used at Kroondal and Marikana.

Insurance

An insurance claim is in preparation based on the subsidence event. AQPSA believes that there is sufficient ground for a combination of claims for subsidence, loss of earnings, clearance costs, and that the potential insurance cover will off-set a large part of the business interruption.

Production Update for October and November 2008

Until this event at Everest, the second quarter for the 2009 financial year to December 2008 had promised to be a continuation of the improvements reported in the first quarter at all the AQPSA operations. For the two months to November 2008, Kroondal, Marikana and Everest all experienced increases in production and decreases in cash costs, helping to offset further declines in operating margins due to current platinum group metals prices. Based on the actual production for October and November 2008 and an estimate for December 2008, both Kroondal and Marikana will show an increase of approximately 6% in PGM production and a reduction of approximately 8% in on-mine unit costs.

For further information please contact:

Nick Bias
nickbias@aquariusplatinum.com
+ 41 (0)79 888 1642

Charmane Russell
charmane@rair.co.za
+27 (0)11 880 3924
+27 (0)82 372 5816